Form 20-F
period 2001-12-30
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2002-04-11
CIK 744473

FORM 20-F
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED 30 DECEMBER 2001
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT of 1934

Commission file number 2-90552

CADBURY SCHWEPPES
Public Limited Company

(Exact name of Registrant as specified in its charter)

Incorporated in Great Britain
(Jurisdiction of incorporation or organisation)
25 Berkeley Square, London W1J 6HB
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Ordinary Shares of 12.5p each Cumulative Guaranteed Quarterly Income Preferred Securities, Series A of Cadbury Schweppes Delaware, LP, guaranteed by Cadbury Schweppes Public Limited Company	Registered on the London Stock Exchange Registered on the New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
(Title of Class) None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
(Title of Class) None

The number of issued shares of each of the issuer’s classes of capital or common stock as of December 30, 2001 was:
Ordinary Shares of 12.5p each	2,047,057,381

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes      X         No

     Indicate by check mark which fiscal statement item the Registrant has elected to follow:

Item 17              Item 18      X

INTRODUCTION

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the Annual Report on Form 20-F of Cadbury Schweppes public limited company (the “Company” and together with its subsidiaries, the “Group”) set out below is being incorporated by reference from the Company’s Annual Report and Form 20-F for the year ended December 30, 2001, which has been filed with the Securities and Exchange Commission as a Report on Form 6-K dated April 4, 2002.

Forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in developing countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Unless otherwise stated, the translations of pounds sterling into US dollars appearing in the Annual Report have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 28, 2001 (the last business day in the year ended December 30, 2001), this being £1.00 = US$1.45. On March 22, 2002, the Noon Buying Rate for pounds sterling was £1.00 = US$1.42.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:     KEY INFORMATION

The information set forth under the headings “Financial Record” on pages 80 to 86, “Dividends” on pages 142 and 143 and “Exchange Rates” on page 149 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The following table supplements the information set forth in Table 7.5 on page 149 of the Annual Report and Form 20-F and details, for the two most recent months prior to the filing of this Form 20-F dated March 22, 2002, the high and low Noon Buying Rates for sterling, expressed as dollars per one pound sterling:

Month	High	Low

2002

February	1.43	1.41

March (to 22 March)	1.43	1.41

RISK FACTORS

Investors in the Company should carefully consider the risk factors incorporated herein by reference, as described below. The Company’s business, financial condition, results of operations or stock price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Euro”, “Treasury Risk Management”, “Liquidity Risk”, “Interest Rate Risk”, “Currency Risk”, “Commodity Risk” and “Credit Risk” on pages 56 to 58 and “Competition and Demand”, “Raw Materials”, “Manufacturing”, “Contamination”, “Dependence on Business Partners”, “Currency Fluctuations”, “Banking Credit”, “Information Technology”, “Governmental Actions” and “Acquisitions” on pages 152 and 153 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 4:     INFORMATION ON THE COMPANY

The Company was incorporated on May 6, 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London W1J 6HB, UK (telephone 44 20 7409 1313). The legislation under which the Company operates is the Companies Acts 1985 to 1989.

The information about the History and Development of the Group, set forth under the headings “Chairman’s Statement” on pages 10 and 11, “Chief Executive Officer’s Review” on pages 14 to 19, “Chief Operating Officer’s Review” on pages 22 to 25, “Corporate and Social Responsibility” on pages 26 and 27, “Description of Business” on pages 30 to 34, “Marketing and Capital Expenditure” on page 42, “Marketing and Capital Expenditure” on page 48 and Note 23 to the Financial Statements: “Acquisitions” on pages 124 and 125 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information giving the Business Overview of the Group, set forth under the heading “Description of Business” on pages 30 to 38 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information giving acquisition costs incurred in 2001 by the Group is set forth under the heading “Description of Business” on page 33 and in Note 23 to the Financial Statements: “Acquisitions” on pages 124 and 125 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information giving the Organisational Structure of the Group, set forth in Note 29 to the Financial Statements: “Group Companies” on pages 128 and 129 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information giving details of the Property, Plant and Equipment of the Group, set forth under the headings “Properties” on pages 36 and 37 and “Cash Flows” on pages 55 and 56 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information about Operating Results, set forth under the heading “Operating and Financial Review” on pages 40 to 58 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Liquidity and Capital Resources, set forth under the headings “Capital Structure and Resources” on pages 54 and 55 and “Cash Flows” on pages 55 and 56 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The Group has a number of sources of Short-Term Funding.

The Group seeks to achieve a balance between certainty of funding and a cost-effective borrowing structure.

The principal sources of short-term funding are Commercial Paper programmes in the UK, US, Australia and Canada. There are also a number of uncommitted facilities provided by banks which may be drawn for short periods. Additionally, the Group has committed facilities in place which may be drawn for periods as short as one night. These committed facilities act as a backstop in the event that neither uncommitted lines nor the Commercial Paper programmes could provide liquidity.

The Group also has Contractual Obligations and Commercial Commitments to provide liquidity.

The table below summarises the Group’s contractual obligations as set forth in Note 20 to the Financial Statements: “Derivatives and other Financial Instruments” on pages 118 to 122 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002.

	Payments due by Period

Contractual Obligations	Total	Less than	1 to 3	3 to 5	More than
		1 year	years	years	5 years
	£m	£m	£m	£m	£m

Bank Loans and Overdrafts	114	58	49	7	–

Finance Leases	8	2	4	1	1

Other Borrowings	1,972	635	427	889	21

Operating Leases	204	38	54	30	82

Total	2,298	733	534	927	104

There were total contingent liabilities of £64 million as at December 30, 2001, and information set forth in Note 25 to the Financial Statements: “Contingent Liabilities and Financial Commitments” on page 127 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002, is incorporated herein by reference.

The information about Research and Development, Patents and Licences, set forth under the heading “Research and Development” on page 37 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Trends, set forth under the headings “Strategic Development” on page 11, “Growth” on pages 16 and 17, “A Snapshot of our Industry” on pages 20 and 21 and “Operating and Financial Review” on pages 40 to 58 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information about the Directors of the Company, set forth under the heading “Board of Directors” on pages 60 and 61 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Compensation, set forth under the heading “Report on Directors’ Remuneration” on pages 69 to 78 and information about the Directors’ service contracts, set forth under the headings “Service Contracts” and “Fees for Non-Executive Directors” on page 72 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Board Practices, set forth under the headings “Part A: Directors”, “Part C: Relations with Shareholders” and “Part D: Accountability and Audit” on pages 64 to 69 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Employees, set forth under the heading “Employees” on pages 35 and 36 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Share Ownership, set forth under the headings “Bonus Share Retention Plan” on page 70, “Long Term Incentive Plan” on pages 70 and 71, Tables 4.3 and 4.4 on page 74, “Share Options” on page 71, Table 4.2 on page 73, “Directors’ Interests in Ordinary Shares and Share Options” on pages 76 to 78 and “Share Plans” on pages 130 to 132 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information about Share Ownership, set forth under the headings “Share and Other Interests” on page 63, “The Trading Market” on pages 145 to 147 and “Exchange Controls and Other Limitations affecting Security Holders” on pages 147 and 148 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The percentage of ownership is equal to the voting power.

The information set forth under the heading “Directors’ Interests in Ordinary Shares and Share Options” on pages 76 to 78 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The information about Transactions with Related Parties set forth in Note 12 to the Financial Statements: “Investments (c) Additional associated undertaking disclosures” on page 108 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference. All transactions described therein were entered into on an arms-length basis, on terms no less favourable than would otherwise be available from an unrelated third party.

ITEM 8:     FINANCIAL INFORMATION

The information set forth under the headings “Financial Statements” on pages 88 to 140 and “Dividends” on pages 142 and 143 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

There has been no significant change since December 30, 2001.

ITEM 9:     THE OFFER AND LISTING

The information set forth under the heading “The Trading Market” on pages 145 to 147 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

The following table supplements the information set forth in Table 7.2 on page 146 of the Annual Report and Form 20-F and details, for the two most recent months prior to the filing of this Form 20-F, dated March 22, 2002, the monthly high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADSs, as reported on the New York Stock Exchange composite tape:

Month	Ordinary	Ordinary	ADS	ADS
	Shares	Shares	High	Low
	High	Low	US$	US$
	£	£

2002

February	4.85	4.29	27.81	24.75

March (to 22 March)	4.81	4.66	27.98	27.00

ITEM 10:     ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the Company’s Memorandum and Articles of Association, amended as of May 3, 2001 and in force at the date of the filing of this Form 20-F, is appended as an exhibit to this Form 20-F (see Item 19 below).

The information set forth under the heading “Summary of the Memorandum and Articles of Association” on pages 154 to 158 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

MATERIAL CONTRACTS

A copy of the Shares and Assets Sale and Purchase Agreement (the “Agreement”), dated as of September 20, 2001, by and among Pernod Ricard, Austin Nicols & Co. Inc., Compagnie Financière des Produits Orangina, Pampryl and Schweppes International Ltd, Cadbury Schweppes France and CBI Holdings Inc., is appended as an exhibit to this Form 20-F (see Item 19 below).

Under the Agreement, the Group acquired Pernod Ricard’s soft drinks brands and businesses in Continental Europe, North America and Australia for an aggregate cash consideration of €720 million (£445 million; US$645 million). The principal brands acquired include Orangina, Pampryl, Champomy and Yoo-Hoo.

EXCHANGE CONTROLS

The information set forth under the heading “Exchange Controls and other Limitations affecting Security Holders” on pages 147 and 148 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

TAXATION

The information set forth under the heading “Taxation” on pages 149 to 152 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Treasury Risk Management” on pages 56 to 58 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:     [RESERVED]

ITEM 16:     [RESERVED]

PART III

ITEM 17:     FINANCIAL STATEMENTS

Not applicable.

ITEM 18:     FINANCIAL STATEMENTS

The information set forth under the headings “Statement of Directors’ responsibilities in relation to Financial Statements” on page 88, “Auditors’ Report” on pages 88 and 89, “Group Profit and Loss Account” on page 90, “Recognised Gains and Losses” on page 91, “Reconciliation of Movements in Shareholders’ Funds” on page 91, “Balance Sheets” on page 92, “Group Cash Flow Statement” on page 93, “Geographical Analysis” on page 94, “Supplementary Reportable Geographical Information” on page 95 and “Notes to the Financial Statements” on pages 96 to 140 of the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002 is incorporated herein by reference.

ITEM 19:     EXHIBITS

1	Memorandum and Articles of Association amended as of May 3, 2001.

4	Shares and Assets Sale and Purchase Agreement, dated as of September 20, 2001, by and among Pernod Ricard, Austin Nicols & Co. Inc., Compagnie Financière des Produits Orangina, Pampryl and Schweppes International Ltd, Cadbury Schweppes France and CBI Holdings Inc.

8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002.

10(a)	Cadbury Schweppes plc Annual Report and Form 20-F 2001, incorporated by reference to the Company’s Report on Form 6-K dated April 4, 2002.

10(b)	Letter re representations from Arthur Andersen, dated April 3, 2002.

The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the information referred to above that is in the Company’s Report on Form 6-K dated April 4, 2002 that contains its Annual Report and Form 20-F 2001. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Form 6-K Report is attached as an Exhibit hereto.

The Company agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the Company and its subsidiaries that are not filed as exhibits to this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

/s/ M A C CLARK

M A C Clark Group Secretary and Chief Legal Officer

Date: March 22, 2002

Exhibit List

1	Memorandum and Articles of Association amended as of May 3, 2001.

4	Shares and Assets Sale and Purchase Agreement, dated as of September 20, 2001, by and among Pernod Ricard, Austin Nicols & Co. Inc., Compagnie Financière des Produits Orangina, Pampryl and Schweppes International Ltd, Cadbury Schweppes France and CBI Holdings Inc.

8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 4, 2002.

10(a)	Cadbury Schweppes plc Annual Report and Form 20-F 2001, incorporated by reference to the Company’s Report on Form 6-K dated April 4, 2002.

10(b)	Letter re representations from Arthur Andersen, dated April 3, 2002.