Form 20-F
period 2002-12-29
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2003-04-02
CIK 744473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 29 DECEMBER 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

Commission file number 2-90552

CADBURY SCHWEPPES
Public Limited Company
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

25 Berkeley Square, London, England W1J 6HB
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 12.5p each	New York Stock Exchange

American Depositary Shares, each representing four Ordinary Shares, 12.5p per Ordinary Share	New York Stock Exchange

Cumulative Guaranteed Quarterly Income Preferred Securities, Series A of Cadbury Schweppes Delaware, LP, guaranteed by Cadbury Schweppes Public Limited Company	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 29, 2002 was:

Ordinary Shares of 12.5p each	2,056,775,954

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

Indicate by check mark which fiscal statement item the Registrant has elected to follow:

Item 17           Item 18

Back to Contents

INTRODUCTION

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the Annual Report on Form 20-F of Cadbury Schweppes public limited company (the “Company” and together with its subsidiaries, the “Group”) set out below is being incorporated by reference from the Company’s annual Report and Accounts and Form 20-F for the year ended December 29, 2002, which has been filed with the Securities and Exchange Commission as a Report on Form 6-K dated April 2, 2003.

Forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Unless otherwise stated, the translations of pounds sterling into US dollars appearing in the Annual Report have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 27, 2002 (the last business day in the Company’s fiscal year ended December 29, 2002), this being £1.00 = US$1.60. On March 31, 2003, the Noon Buying Rate for pounds sterling was £1.00 = US$1.58.

PART I

ITEM 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:   KEY INFORMATION

The information set forth under the headings “Financial Record” on pages 60 to 66, “Dividends” on pages 132 to 133 and “Exchange Rates” on page 136 to 137 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The following table supplements the information set forth in the table on page 136 of the annual Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F dated April 2, 2003, the high and low Noon Buying Rates for sterling, expressed as dollars per one pound sterling:

Month	High	Low

2003

March	$1.61	$1.56

RISK FACTORS

Investors in the Company should carefully consider the risk factors incorporated herein by reference, as described below. The Company’s business, financial condition, results of operations or share price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Risk Factors” on pages 140 to 142 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

Back to Contents

ITEM 4:   INFORMATION ON THE COMPANY

The Company was incorporated on May 6, 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London, England W1J 6HB,(telephone 44 20 7409 1313). The legislation under which the Company operates is the Companies Acts 1985, as amended.

The information about the History and Development of the Group, set forth under the headings “Description of Business” on pages 2 to 4, “Marketing and Capital Expenditure” on page 17, “Marketing and Capital Expenditure” on page 22 and Note 23 to the Financial Statements: “Acquisitions” on pages 106 and 109 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information giving the Business Overview of the Group, set forth on pages 2 to 11; 15; 22 to 23; and 145 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information giving acquisition costs incurred in 2002 by the Group is set forth under the heading “Description of Business” on pages 4 to 5 and in Note 23 to the Financial Statements: “Acquisitions” on pages 106 to 109 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information giving the Organisational Structure of the Group, set forth in Note 29 to the Financial Statements: “Group Companies” on pages 112 to 113 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information giving details of the Property, Plant and Equipment of the Group, set forth under the headings “Properties” on pages 8 to 9, “Marketing and Capital Expenditures” on page 17 and “Capital Structure and Resources” and “Cash Flows” on pages 29 to 32 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

ITEM 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information about Operating Results, set forth under the heading “Operating and Financial Review” on pages 14 to 34 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Liquidity and Capital Resources, set forth under the headings “Capital Structure and Resources” on pages 29 to 31 and “Cash Flows” on pages 31 to 32 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

In December 2002, the Group announced that it had agreed, subject to regulatory and shareholder approval, to buy the Adams confectionery business from Pfizer Inc. for US$4.2 billion (£2.7 billion). On 31 March 2003, the Group completed its acquisition of the Adams business.

In connection with the Adams acquisition, on 31 March 2003, the Group drew down $2.7 billion (£1.7 billion) of its revolving credit facility established in December 2002. This facility bears interest at LIBOR plus 0.4% to 0.65% per year and has a maturity of up to five years. The credit facility is subject to customary covenants and events of default, none of which are currently anticipated to affect Group operations. In view of its committed facilities, liquid resources and cash flow from operations, the Group believes that there are sufficient funds available to meet its anticipated cash flow requirements for the foreseeable future.

The information about Research and Development, Patents and Licences, set forth under the heading “Research and Development” on page 9 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Trends, set forth in the “Operating and Financial Review” on pages 14 to 34 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

Back to Contents

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information about the Directors of the Company, set forth under the heading “Board of Directors” on pages 36 to 37 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Compensation, set forth under the heading “Report on Directors’ Remuneration” on pages 45 to 58 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Board Practices on pages 38 to 46 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Employees, set forth under the heading “Employees” on page 7 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Share Ownership, set forth under the headings “Bonus Share Retention Plan” on page 47, “Long Term Incentive Plan” on pages 47 and 48, “Share Options” on pages 48 to 49, and “Directors’ Interests in Ordinary Shares and Share Options” on pages 55 to 58 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

ITEM 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information about Share Ownership, set forth under the headings “Directors’ Share Interests and Substantial Shareholdings” on page 39, the table on page 136, “The Trading Market” on pages 133 to 135 and “Exchange Controls and Other Limitations affecting Security Holders” on pages 135 to 136 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The percentage of ownership is equal to the voting power.

The information set forth under the heading “Directors’ Interests in Ordinary Shares and Share Options” on pages 55 to 58 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The information about Transactions with Related Parties set forth on pages 57 to 58 and in Note 12 to the Financial Statements: “Investments (c) Additional associated undertaking disclosures” on page 89 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference. All transactions described therein were entered into on an arms-length basis, on terms no more nor less favourable than would otherwise be available from an unrelated third party.

ITEM 8:   FINANCIAL INFORMATION

The information set forth under the headings “Financial Statements” on pages 68 to 129 and “Dividends” on pages 132 to 133 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

Significant Changes

In December 2002, the Group announced that it had agreed, subject to regulatory and shareholder approval, to buy the Adams confectionery business from Pfizer Inc. for US$4.2 billion (£2.7 billion). On 31 March 2003, the Group completed its acquisition of the Adams business. In connection with the Adams acquisition, the Group drew down $2.7 billion (£1.7 billion) of its revolving credit facility. For more information about the credit facility, see Item 5, “Operating and Financial Review”. Other than the completion of the Adams acquisition, there have been no significant changes since 29 December, 2002.

ITEM 9:   THE OFFER AND LISTING

The information set forth under the heading “The Trading Market” on pages 133 to 135 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

The following table supplements the information set forth in the table on page 134 of the annual Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F, dated April 2, 2003, the monthly high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADSs, as reported on the New York Stock Exchange composite tape:

Back to Contents

Month	Ordinary Shares	Ordinary Shares	ADS	ADS
	High	Low	High	Low
	£	£	US$	US$

2003

March	3.5000	3.0075	22.48	19.41

ITEM 10:   ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the Company’s Memorandum and Articles of Association, amended as of May 9, 2002 and in force at the date of the filing of this Form 20-F, is appended as an exhibit to the Company’s Report on Form 6-K filed on June 5, 2002.

Object and Purposes

The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The Company has multiple business objectives and purposes and is authorised to do such things as the board may consider to further the Company’s interests, all as provided in its Memorandum of Association.

Directors

(a) Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts 1985 and 1989, a director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i)	the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii)	the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)	an offer by the Company or any of its subsidiary undertakings in which he is or may be entitled to participate or the underwriting or sub-underwriting of which the director is to participate;

(iv)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v)	any contract concerning any other company (not being a company in which the director owns one per cent, or more (as defined in the Articles of Association) in which he is interested directly or indirectly;

(vi)	any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(vii)	any contract for the benefit of employees of the Company or any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

Back to Contents

(viii)	any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(b)      Although there are no provisions in the articles specifically relating to directors’ powers, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, the provisions set out in paragraph (a) above would need to be taken into account. The Articles further provide that the board of directors may determine directors’ fees (subject to prescribed limits) and that the board or an authorised committee thereof may exercise all powers of the Company to provide benefits (either by the payment of gratuities or pensions or by insurance or in any other manner) for any director, former director or their relations, connections or dependants.

(c)      The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral for any debt, liability or obligation of the Company or any third party. The board must restrict the Company’s borrowings in order to ensure that the aggregate principal amount from time to time outstanding of all borrowings by the Group shall not without the previous sanction of an ordinary resolution of the Company) exceed an amount equal to 2½ times the adjusted capital and reserves, as defined in the Articles of Association.

(d)      No person shall be disqualified from being appointed a director, nor shall any director be required to retire as a director, by reason only of the fact that he has attained the age of 70 years or any other age. If the board convenes any general meeting at which, to the knowledge of the board, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting.

(e)      There is no shareholding qualification for directors.

Shares

(a)      Subject to the Companies Acts, shareholders may receive dividends in accordance with the rights attached to each class of shares that they hold. No dividend shall exceed the amount recommended by the board of directors. Further, the board may pay interim dividends if, in its opinion, these are justified by the financial position of the Company.

The board may, if authorised by any ordinary resolution of the Company, offer ordinary shareholders in respect of any dividend the right to elect to receive ordinary shares, credited as fully paid, instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company.

(b)      Every member of the Company who is present in person at a general meeting shall have one vote on a vote taken by a show of hands. On a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Voting at any general meeting of the shareholders is decided on a show of hands unless a poll is properly demanded. A poll may be demanded by:

(i)	the chairman of the meeting;

(ii)	at least five members present in person or by proxy and entitled to vote;

(iii)	any member or members present in person or by proxy representing together not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

(c)      Other than the provisions outlined above relating to dividends, shareholders have no other rights to share in the Company’s profits.

(d)      The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the amount they paid for their shares. Any balance would be divided amongst the shareholders in proportion to the nominal amount held by them. The liquidator of the Company may also (with the sanction of a special resolution of the Company and any part of the non-cash assets of the Company and set such values to be attached to those assets.

Back to Contents

(e)      Subject to the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the shareholder.

(f)      There are no sinking fund provisions in the Articles of Association.

(g)      Subject to the terms of issue, the board of directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares and not payable on a date fixed under the terms of issue. Members may also elect to advance all or any part of moneys uncalled and unpaid upon any shares that they hold, if this is acceptable to the board.

(h)      There are no provisions in the Articles of Association which discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

General Meetings

Annual General Meetings of the Company are convened by the board of directors in accordance with the Companies Act 1985, on a date that is within 15 months after the date of the preceding annual general meeting, at a place and time determined by the board. The board may convene an extraordinary general meeting whenever it thinks fit. In addition, the board must convene an extraordinary general meeting if requested to do so by members of the Company holding not less than one-tenth of the paid up capital of the Company carrying the right to vote at general meetings at the date of the request.

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes, save as otherwise provided by the Articles of Association. If a quorum is not present within five minutes after the commencement time of the meeting, the meeting will be adjourned to another day, being not less than ten and not more than 28 days later. At that reconvened meeting, one member present in person or by proxy shall constitute a quorum.

Members or their proxies wishing to attend any general meeting must submit to searches or other security arrangements or restrictions as the board shall consider appropriate and may be refused admission if they refuse to submit to such searches, arrangements or restrictions.

Limitations on Rights to own Shares

Persons who are neither resident in the UK nor UK nationals may freely hold, vote and transfer shares in the same manner as UK residents or nationals. Any member whose registered address is not within the UK can give the Company a postal address within the UK at which notices may be served on him. Otherwise, a member whose registered address is not within the UK is not entitled to receive any notice from the Company.

Change in Control

There are no provisions in the Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Notification of Shareholding

Under the Companies Act 1985, any person who acquires:

(a)      a material interest in the Company’s voting share capital equal to or in excess of three per cent. of the nominal value of that share capital; or

(b)      a non-material interest equal to or in excess of ten per cent. of the nominal value of the share capital,

comes under an obligation to notify the Company of prescribed particulars (set out in the Companies Act 1985) relating to his shareholding. Equally, the obligation to notify the Company arises where a shareholder’s notifiable interest in the Company’s share capital falls below the notifiable percentage, or where, above that level, the percentage of the voting share capital in which a shareholder has a notifiable interest increases or decreases.

Differences from law in host country

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Changes in Capital

Back to Contents

The provisions in the Memorandum and articles of Association in respect of changes in the Company’s capital are no more stringent than required by English Law. thus, the Company may by ordinary resolution increase, consolidate, consolidate and then divide, subdivide its shares or any of them (subject to the Companies Acts), or cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve.

MATERIAL CONTRACTS

The following summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Form 20-F.

Sale and Purchase Agreement between Cadbury Schweppes plc and Pfizer Inc.

The Company and Pfizer Inc. entered into an agreement on 16 December, 2002, pursuant to which the Company agreed to purchase Adams from Pfizer for an aggregate purchase price of $4.2 billion, payable in cash, subject to a customary adjustment for working capital. On 31 March, 2003 the parties completed the Adams acquisition. The principal terms and conditions of the Sale and Purchase Agreement are as follows:

Significant covenants

With certain exceptions, Pfizer agreed that, for five years (or, in respect of Spain, for three years and, in respect of Italy and Greece for two years) after the acquisition, it will not: (i) engage anywhere in the world in any business that researches, develops, manufactures, markets, distributes or sells non-chocolate confectionery products (including chewing gum) or any other products that compete with the products of Adams or (ii) own an interest in, manage or control any entity that engages in any such activity. The exceptions include any competitive activity relating to the Ludens product which Pfizer will acquire as part of its acquisition of Pharmacia Corporation.

With certain exceptions, for two years after the acquisition Pfizer shall not solicit any of the employees or agents of Cadbury Schweppes for employment with Pfizer.

Representations and warranties

Cadbury Schweppes and Pfizer have made representations and warranties to each other that are customary for a transaction of this type.

Indemnification

The parties agreed to indemnify each other for losses arising from liabilities assumed pursuant to the Sale and Purchase Agreement and any breach of each party’s respective covenants representations and warranties in the Sale and Purchase Agreement. Each party’s obligation to indemnify the other with respect to all representations and warranties shall terminate 18 months after the date on which the acquisition is effected, except for obligations relating to environmental representations made by Pfizer, which shall terminate two years after such date. The obligation of Pfizer to indemnify the Company for losses relating to certain environmental liabilities will terminate three years after the acquisition is effected. In respect of any breach by Pfizer of its representations and warranties in the Sale and Purchase Agreement: Pfizer has no obligation to indemnify the Company for any individual loss under $75,000; Pfizer will not be required to indemnify the Company until the total of all individual losses in excess of $75,000 exceeds $45 million, and, in such event, only to the extent that the total of such losses exceeds $45 million; and Pfizer’s indemnification obligation is capped at $1 billion.

Facility Agreement

A new bank facility was entered into on 16 December, 2002 between: Cadbury Schweppes Finance p.l.c. (as borrower); Cadbury Schweppes plc (as guarantor); Banc of America Securities Limited, BNP Paribas, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc (as arrangers); HSBC Bank plc (as agent); HSBC Bank USA (as swingline agent); and the banks listed in the facility agreement (as lenders). On 25 March, 2003, the facility was syndicated to 20 additional banks. A portion of the proceeds from the facility were used to finance the Adams acquisition pending issues in the international capital markets and the remainder will be used for the general corporate purposes of the Cadbury Schweppes Group, and to support the Group’s commercial paper programmes.

The facility comprises the following tranches:

(i)	Tranche A is a $2.5 billion multi-currency revolving credit facility (including a swingline facility) with final repayment due five years after the facility was put in place. A commitment fee of 40% of the then applicable margin is payable in relation to undrawn portions of the facility.

Back to Contents
(ii)	Tranche B is a $2.0 billion multi-currency revolving credit facility with final repayment due three years after the facility was put in place. A commitment fee of 40% of the then applicable margin is payable in relation to undrawn portions of the facility.

(iii)	Tranche C is a 364 day $1.6 billion multi-currency revolving credit facility with an option to convert to a term loan repayable within twelve months from the date of exercise. A commitment fee of 30% of the then applicable margin is payable in relation to undrawn portions of the facility.

Interest on drawn amounts accrues at a rate per annum equal to the sum of the London Interbank Offered Rate plus the mandatory costs plus the margin (which is calculated depending on the ratio of earnings before interest, tax, depreciation and amortisation to adjusted net interest) of between: (i) 0.50% and 0.65% for drawings made under Tranche A; (ii) 0.475% and 0.575% for drawings made under Tranche B; and (iii) 0.40% and 0.475% for drawings made under Tranche C.

Euro Medium Term Note Programme

In May 1999, the Group established a Euro Medium Term Note Programme (the “EMTNP”) pursuant to (i) a trust deed dated 26 May 1999 with The Law Debenture Corporation plc as trustee (as amended by the First Supplemental Trust Deed dated 9 June 2000, the Second Supplemental Trust Deed dated 8 June 2001 and the Third Supplemental Trust Deed dated 26 April 2002) and (ii) a programme agreement dated 26 May 1999 with Deutsche Bank AG London and Bank of America Securities Limited; BNP Paribas; Dresdner Bank AG London Branch; and J.P. Morgan Securities Ltd. (as supplemented by the First Supplemental Programme Agreement dated 9 June 2000 and the Second Supplemental Programme Agreement dated 8 June 2001 and the Third Supplemental Programme Agreement dated 26 April 2002) in respect of the EMTNP.

Under the terms of the EMTNP, the Company has guaranteed all Notes issued thereunder by Cadbury Schweppes Finance plc.

On 26 April 2002 the Group modified its EMTNP to increase the maximum available amount thereunder from £1.5 billion to £2.5 billion and entered into an amended and restated programme agreement and third supplemental trust deed, both dated 26 April 2002. For additional information about the average weighted interest rate and maturity profile of the Group’s borrowings, including notes issued under the EMTNP, see Notes 19 and 20 to the Financial Statements on pages 97 to 104 of the annual Report and Accounts and Form 20-F of the Company contained on the Company’s Report on Form 6-K dated April 2, 2003.

EXCHANGE CONTROLS

The information set forth under the heading “Exchange Controls and other Limitations affecting Security Holders” on pages 135 to 136 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

TAXATION

The information set forth under the heading “Taxation” on pages 137 to 140 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

ITEM 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Treasury Risk Management” on pages 32 to 34 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

ITEM 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Back to Contents

ITEM 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:   CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of 29 December, 2002 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A:   AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B:   CODE OF ETHICS

Not applicable.

ITEM 16C:   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

PART III

ITEM 17:   FINANCIAL STATEMENTS

Not applicable.

ITEM 18:   FINANCIAL STATEMENTS

The information set forth under the headings “Statement of Directors’ responsibilities in relation to Financial Statements” on page 68, “Auditors’ Report” on pages 68 and 69, “Group Profit and Loss Account” on page 70, “Recognised Gains and Losses” on page 71, “Reconciliation of Movements in Shareholders’ Funds” on page 71, “Balance Sheets” on page 72, “Group Cash Flow Statement” on page 73, “Geographical Analysis” on page 74, “Supplementary Reportable Geographical Information” on page 75 and “Notes to the Financial Statements” on pages 76 to 129 of the annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003 is incorporated herein by reference.

ITEM 19:   EXHIBITS

1	Memorandum and Articles of Association amended as of 9 May, 2002, incorporated by reference to the Company’s Report on Form 6-K dated June 5, 2002.
4.1	Stock and Asset Purchase Agreement dated 16 December, 2002 by and between Pfizer Inc. and Cadbury Schweppes plc.
4.2	Facility Agreement dated 17 December, 2002, among Cadbury Schweppes Finance p.l.c.; Cadbury Schweppes public limited company, as Guarantor; Banc of America Securities Limited, BNP Paribas, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc, as Mandated Lead Arrangers; the Banks (as defined therein); HSBC Bank plc, as Agent; and HSBC Bank USA, as Swingline Agent.
4.3	Amended and Restated EMTN Programme Agreement dated 26 April 2002 among Cadbury Schweppes public limited

Back to Contents
company, as Guarantor; Cadbury Schweppes Finance p.l.c.; Deutsche Bank AG London; and Banc of America Securities Limited, BNP Paribas, Dresdner Bank AG London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., National Australia Bank Limited and The Royal Bank of Scotland plc, as Initial Dealers.
4.4	EMTN Programme Trust Deed dated 26 April 2002 among Cadbury Schweppes public limited company, as Issuer and Guarantor; Cadbury Schweppes Finance p.l.c. as Issuer; and The Law Debenture Trust Corporation p.l.c.
8	List of subsidiary companies, incorporated by reference to the annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003.
10.1	Cadbury Schweppes plc annual Report and Accounts and Form 20-F 2001, incorporated by reference to the Company’s Report on Form 6-K dated April 2, 2003.
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the information referred to above that is in the Company’s Report on Form 6-K dated April 2, 2003 that contains its annual Report and Form 20-F 2002. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Form 6-K Report is attached as an Exhibit hereto.

The Company agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the Company and its subsidiaries that are not filed as exhibits to this annual Report and Accounts.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

/s/ M A C CLARK
M A C Clark
Group Secretary and Chief Legal Officer
Date: April 2, 2003

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, J.M. Sunderland certify that:

1. I have reviewed this annual report on Form 20-F of Cadbury Schweppes plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Cadbury Schweppes plc as of, and for, the periods presented in this annual report;

4. Cadbury Schweppes plc’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for Cadbury Schweppes plc and have:

a) designed such disclosure controls and procedures to ensure that material information relating to Cadbury Schweppes plc, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of Cadbury Schweppes plc’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. Cadbury Schweppes plc’s other certifying officers and I have disclosed, based on our most recent evaluation, to Cadbury Schweppes plc’s auditors and the audit committee of Cadbury Schweppes plc’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect Cadbury Schweppes plc’s ability to record, process, summarize and report financial data and have identified for Cadbury Schweppes plc’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in Cadbury Schweppes plc’s internal controls; and

6. Cadbury Schweppes plc’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/ J.M. Sunderland
J.M. Sunderland
Chief Executive Officer

Back to Contents

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D.J. Kappler certify that:

1. I have reviewed this annual report on Form 20-F of Cadbury Schweppes plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Cadbury Schweppes plc as of, and for, the periods presented in this annual report;

4. Cadbury Schweppes plc’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for Cadbury Schweppes plc and have:

a) designed such disclosure controls and procedures to ensure that material information relating to Cadbury Schweppes plc, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of Cadbury Schweppes plc’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. Cadbury Schweppes plc’s other certifying officers and I have disclosed, based on our most recent evaluation, to Cadbury Schweppes plc’s auditors and the audit committee of Cadbury Schweppes plc’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect Cadbury Schweppes plc’s ability to record, process, summarize and report financial data and have identified for Cadbury Schweppes plc’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in Cadbury Schweppes plc’s internal controls; and

6. Cadbury Schweppes plc’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/ D.J. Kappler
D.J. Kappler
Chief Financial Officer

Exhibit Index

1	Memorandum and Articles of Association amended as of 9 May, 2002, incorporated by reference to the Company’s Report on Form 6-K dated June 5, 2002.
4.1	Stock and Asset Purchase Agreement dated 16 December, 2002 by and between Pfizer Inc. and Cadbury Schweppes plc.
4.2	Facility Agreement dated 17 December, 2002, among Cadbury Schweppes Finance p.l.c.; Cadbury Schweppes public limited company, as Guarantor; Banc of America Securities Limited, BNP Paribas, HSBC Bank plc, Lloyds TSB Bank plc and The

Back to Contents
Royal Bank of Scotland plc, as Mandated Lead Arrangers; the Banks (as defined therein); HSBC Bank plc, as Agent; and HSBC Bank USA, as Swingline Agent.
4.3	Amended and Restated EMTN Programme Agreement dated 26 April 2002 among Cadbury Schweppes public limited company, as Guarantor; Cadbury Schweppes Finance p.l.c.; Deutsche Bank AG London; and Banc of America Securities Limited, BNP Paribas, Dresdner Bank AG London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., National Australia Bank Limited and The Royal Bank of Scotland plc, as Initial Dealers.
4.4	EMTN Programme Trust Deed dated 26 April 2002 among Cadbury Schweppes public limited company, as Issuer and Guarantor; Cadbury Schweppes Finance p.l.c. as Issuer; and The Law Debenture Trust Corporation p.l.c.
8	List of subsidiary companies, incorporated by reference to the annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 2, 2003.
10.1	Cadbury Schweppes plc annual Report and Accounts and Form 20-F 2001, incorporated by reference to the Company’s Report on Form 6-K dated April 2, 2003.
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.