Form 20-F
period 2003-12-28
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2004-04-06
CIK 744473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 28 DECEMBER 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

Commission file number 2-90552

CADBURY SCHWEPPES
Public Limited Company
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

25 Berkeley Square, London, England W1J 6HB
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
Title of each class
Ordinary Shares of 12.5p each
American Depositary Shares, each representing four Ordinary
Shares, 12.5p per Ordinary Share
Cumulative Guaranteed Quarterly Income Preferred Securities,
Series A of Cadbury Schweppes Delaware, LP, guaranteed by
Cadbury Schweppes Public Limited Company	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 28, 2003 was:
Ordinary Shares of 12.5p each	2,064,808,633

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

Item 17           Item 18

Back to Contents

INTRODUCTION

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the Annual Report on Form 20-F of Cadbury Schweppes public limited company (the “Company” and together with its subsidiaries, the “Group”) set out below is being incorporated by reference from the Company’s Report and Accounts and Form 20-F for the year ended December 28, 2003, which has been filed with the Securities and Exchange Commission as a Report and Accounts on Form 6-K dated April 6, 2004.

Forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by external factors such as: international economic and political conditions (including worsening economic conditions in countries in which the Group has operations); currency rate fluctuations; actions of competitors, certain of which have resources greater than the Group; changes in laws and regulations, including changes in accounting standards; fluctuations in the cost of funding retirement benefits; difficulties in obtaining governmental approval for intended acquisitions or disposals; distributor and licensee relationships and actions; consumer demand and acceptance of new products; obesity concerns; effectiveness of spending and marketing programmes; fluctuations in the cost and availability of raw materials; and unusual weather patterns.

Unless otherwise stated, the translations of pounds sterling into US dollars appearing in the Report and Accounts and Form 20-F, and this Form 20-F, have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 24, 2003 (the last business day in the Company’s fiscal year ended December 28, 2003), this being £1.00 = US$1.77. On March 31, 2004, the Noon Buying Rate for pounds sterling was £1.00 = US$1.84.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:     KEY INFORMATION

The information set forth under the headings “Financial Record” on pages 77 to 84, “Dividends” on pages 164 to 165 and “Exchange Rates” on pages 168 to 169 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The following table supplements the information set forth in the table on page 168 of the Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F dated April 6, 2004, the high and low Noon Buying Rates for sterling, expressed as dollars per one pound sterling:

Month	High	Low

2004

March	$1.87	$1.79

RISK FACTORS

Investors in the Company should carefully consider the risk factors incorporated herein by reference, as described below. The Company’s business, financial condition, results of operations or share price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Risk Factors” on pages 171 to 173 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

Back to Contents

ITEM 4:     INFORMATION ON THE COMPANY

The Company was incorporated on May 6, 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London, England W1J 6HB, (telephone 44 20 7409 1313). The legislation under which the Company operates is the Companies Act 1985, as amended (the “Companies Act”).

The information about the History and Development of the Group, set forth under the headings “Description of Business” on pages 2 to 6, “Capital Expenditure” on page 40, “Marketing” on page 21, “Marketing” on page 31 and Note 23 to the Financial Statements: “Acquisitions” on pages 129 to 132 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information giving the Business Overview of the Group, set forth on pages 2 to 12; 20; 30; and 176 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information giving acquisition costs incurred in 2003 by the Group is set forth under the heading “Description of Business” on page 5 and in Note 23 to the Financial Statements: “Acquisitions” on pages 129 to 130 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information giving the Organizational Structure of the Group, set forth in Note 27 to the Financial Statements: “Group Companies” on pages 135 to 137 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information giving details of the Property, Plant and Equipment of the Group, set forth under the headings “Properties” on pages 9 to 10, “Capital Expenditure” on page 40 and “Cash Flows” on pages 38 to 40 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information about Operating Results, set forth under the heading “Operating and Financial Review” on pages 14 to 48 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Liquidity and Capital Resources, set forth under the headings “Capital Structure and Resources” on pages 37 to 43 and “Cash Flows” on pages 38 to 40 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Research and Development, Patents and Licences, set forth under the heading “Research and Development” on page 11 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Trends, set forth in the “Operating and Financial Review” on pages 14 to 48 and, in particular, page 18 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information about the Directors of the Company, set forth under the heading “Board of Directors” on pages 50 to 51 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Compensation, set forth under the heading “Report on Directors’ Remuneration” on pages 62 to 76 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Board Practices on pages 52 to 59 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

Back to Contents

The information about Employees, set forth under the heading “Employees” on page 8 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Share Ownership, set forth under the headings “Bonus Share Retention Plan” on page 66, “Long Term Incentive Plan” on pages 66 to 68, “Share Options Plans” on page 68, and “Directors’ Interests in Ordinary Shares and Share Options” on pages 73 to 76 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information about Share Ownership, set forth under the headings “Directors’ Share Interests and Substantial Shareholdings” on page 53, “The Trading Market” on pages 165 to 167 and “Exchange Controls and Other Limitations affecting Security Holders” on pages 167 to 168 of the Annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The percentage of ownership is equal to the voting power.

The information set forth under the heading “Directors’ Interests in Ordinary Shares and Share Options” on pages 73 to 76 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The information about Transactions with Related Parties set forth on pages 75 to 76 and in Note 12 to the Financial Statements: “Investments (c) Additional associated undertaking disclosures” on page 110 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference. All transactions described therein were entered into on an arms-length basis, on terms no less favorable than would otherwise be available from an unrelated third party.

ITEM 8:     FINANCIAL INFORMATION

The information set forth under the headings “Financial Statements” on pages 86 to 161 and “Dividends” on pages 164 to 165 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

Significant Changes

There have been no significant changes since December 28, 2003.

ITEM 9:     THE OFFER AND LISTING

The information set forth under the heading “The Trading Market” on pages 165 to 167 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

The following table supplements the information set forth in the table on page 166 of the Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F, dated April 6, 2004, the monthly high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADSs, as reported on the New York Stock Exchange composite tape:

Back to Contents

Month	Ordinary Shares High £	Ordinary Shares Low £	ADS High US$	ADS Low US$

2004

March	4.49	4.19	34.24	30.76

ITEM 10:     ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of the Company’s Memorandum and Articles of Association, amended as of May 4, 2000 and in force at the date of the filing of this Form 20-F, is appended as an exhibit to the Company’s Form 20-F for the fiscal year ended December 30, 2001, and filed on April 11, 2002 and Report on Form 6-K filed on June 5, 2002.

Object and Purposes
The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The Company has multiple business objectives and purposes and is authorised to do such things as the board may consider to further the Company’s interests, all as provided in its Memorandum of Association.

Directors
(a) Subject to the provisions of the Companies Act, and provided he has declared the nature of his interest to the board as required by the Companies Act, a director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

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

Back to Contents

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

(c)      The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral for any debt, liability or obligation of the Company or any third party. The board must restrict the Company’s borrowings in order to ensure that the aggregate principal amount from time to time outstanding of all borrowings by the Group shall not (without the previous sanction of an ordinary resolution of the Company) exceed an amount equal to 2½ times the adjusted capital and reserves, as defined in the Articles of Association.

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

Shares
(a)      Subject to the Companies Act, shareholders may receive dividends in accordance with the rights attached to each class of shares that they hold. No dividend shall exceed the amount recommended by the board of directors. Further, the board may pay interim dividends if, in its opinion, these are justified by the financial position of the Company.

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

(d)      The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the nominal value they paid for their shares. Any balance would be divided amongst the shareholders in proportion to the nominal amount held by them. The liquidator of the Company may also (with the sanction of a special resolution of the Company) and any part of the non-cash assets of the Company and set such values to be attached to those assets.

Back to Contents

(e)      Subject to the Companies Act and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is to be liable to be redeemed at the option of the Company or the shareholder.

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

Variation of Rights
Subject to the provisions of the Companies Act, all or any of the rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

General Meetings
Annual General Meetings of the Company are convened by the board of directors in accordance with the Companies Act, on a date that is within 15 months after the date of the preceding annual general meeting, at a place and time determined by the board. The board may convene an extraordinary general meeting whenever it thinks fit. In addition, the board must convene an extraordinary general meeting if requested to do so by members of the Company holding not less than one-tenth of the paid up capital of the Company carrying the right to vote at general meetings at the date of the request.

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

Notification of Shareholding
Under the Companies Act, any person who acquires:

(a)      a material interest in the Company’s voting share capital equal to or in excess of three per cent. of the nominal value of that share capital; or

(b)      a non-material interest equal to or in excess of ten per cent. of the nominal value of the share capital,

comes under an obligation to notify the Company of prescribed particulars (set out in the Companies Act) relating to his shareholding. Equally, the obligation to notify the Company arises where a shareholder’s notifiable interest in the Company’s share capital falls below the notifiable percentage, or where, above that level, the percentage of the voting share capital in which a shareholder has a notifiable interest increases or decreases.

Differences from law in host country
With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Back to Contents

Changes in Capital
The provisions in the Memorandum and Articles of Association in respect of changes in the Company’s capital are no more stringent than required by English Law. Thus, the Company may by ordinary resolution increase, consolidate, consolidate and then divide, sub-divide its shares or any of them (subject to the Companies Act), or cancel any shares which, at the date of the resolution, have not been taken or agreed to be taken by any person. The Company may, subject to the Companies Act, by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve.

MATERIAL CONTRACTS

The following summaries are not intended to be complete and reference is made to the agreements themselves, which are included as exhibits to this Form 20-F or other filings with the SEC as indicated below.

Sale and Purchase Agreement between Cadbury Schweppes plc and Pfizer Inc.; Facility Agreement.

On March 30, 2003, the Company completed its acquisition of the Adams business for $4.2 billion (subject to a customary adjustment for working capital) on the terms and subject to the conditions set forth in the Sale and Purchase Agreement between Cadbury Schweppes plc and Pfizer Inc. dated December 16, 2002. In connection with the Adams acquisition, a new bank facility was entered into on December 16, 2002 between Cadbury Schweppes Finance p.l.c., as borrower, Cadbury Schweppes plc, as guarantor, Banc of America Securities Limited, HSBC Bank plc, Lloyds TSB Bank plc, and The Royal Bank of Scotland, as arranger, HSBC Bank USA, as swingline agent and the banks listed in the facility agreement as Lenders. A portion of the proceeds from the facility was used to finance the Adams acquisition; the remainder was used for general corporate purposes of the Group, and to support the Group’s commercial paper programmes.

For further information regarding the Sale and Purchase Agreement and the Facility Agreement, please see the Company’s Report on Form 6-K dated April 2, 2003, and the exhibits thereto.

Indenture among Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c., as Subsidiary Guarantor and JPMorgan Chase Bank, as Trustee, and related First Supplemental Indenture.

The Company’s wholly-owned subsidiary, Cadbury Schweppes US Finance LLC, issued US$1 billion principal amount of 3.875% senior notes due 2008 and US$1 billion principal amount of 5.125% senior notes due 2013 under an indenture dated September 29, 2003, as supplemented by a First Supplemental Indenture dated September 29, 2003, in each case between Cadbury Schweppes US Finance LLC, as issuer, Cadbury Schweppes plc as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor and JP Morgan Chase Bank, as Trustee. In each case, the senior notes are fully and unconditionally guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c. The first interest payment was made on April 1, 2004. Cadbury Schweppes US Finance LLC may redeem the notes at any time, in whole or in part, at its option.

The indenture, as supplemented, describes the circumstances that would be considered events of default. These circumstances include, among other things, the acceleration of Capital Markets Indebtedness (as defined in the indenture) in the amount of £25,000,000 or more. If an event of default occurs, the holders of at least 25% of the principal amount of the then outstanding notes may declare the notes, along with accrued, but unpaid, interest and other amounts described in the indenture, as immediately due and payable. The indenture limits the Group’s ability to create liens on, and enter into sale-leaseback transactions with respect to, its Principal Properties (as defined in the indenture).

EXCHANGE CONTROLS

The information set forth under the heading “Exchange Controls and other Limitations affecting Security Holders” on pages 167 to 168 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

TAXATION

The information set forth under the heading “Taxation” on pages 169 to 171 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Treasury Risk Management” on pages 41 to 43 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

Back to Contents

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:     CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of 28 December, 2003 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A:       AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth on page 56 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 16B:      CODE OF ETHICS

The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, other senior management and the directors of the Board. On or prior to the Cadbury Schweppes annual general meeting of shareholders on May 21, 2004, a copy of the Group’s code of ethics will be available on the Group’s website. No waivers from the code of ethics have been granted to any person during the fiscal year ended December 28, 2003.

ITEM 16C:      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about audit committee’s policies for audit services, and information on our principal accountant fees and services, set forth on pages 56 to 57 and 101 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

PART III

ITEM 17:           FINANCIAL STATEMENTS

Not applicable.

Back to Contents

ITEM 18:     FINANCIAL STATEMENTS

The information set forth under the headings “Statement of Directors’ responsibilities in relation to Financial Statements” on page 86, “Auditors’ Report” on pages 86 and 87, “Group Profit and Loss Account” on pages 88 to 89, “Recognized Gains and Losses” on page 90, “Reconciliation of Movements in Shareholders’ Funds” on page 90, “Balance Sheets” on page 91, “Group Cash Flow Statement” on page 92, “Geographical Analysis” on page 93, “Supplementary Reportable Geographical Information” on pages 93 to 94 and “Notes to the Financial Statements” on pages 95 to 161 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 19:     EXHIBITS

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Annual Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.
8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004.
10.1	Cadbury Schweppes plc Report and Accounts and Form 20-F 2003, incorporated by reference to the Company’s Report on Form 6-K dated April 6, 2004.
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the information referred to above that is in the Company’s Report on Form 6-K dated April 6, 2004 that contains its Report and Accounts and Form 20-F 2003. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Form 6-K Report is attached as an Exhibit hereto.

The Company agrees to furnish to the Securities and Exchange Commission, upon request, copies of any instruments that define the rights of holders of long-term debt of the Company and its subsidiaries that are not filed as exhibits to this Form 20-F.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

/s/MAC Clark
M A C Clark Group Secretary and Chief Legal Officer
Date: April 6, 2004

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Todd Stitzer certify that:

1. I have reviewed this Annual Report on Form 20-F of Cadbury Schweppes plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of Cadbury Schweppes plc as of, and for, the periods presented in this Annual Report;

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

Date: April 6, 2004

/s/Todd Stitzer
Todd Stitzer
Chief Executive Officer

Back to Contents

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Kappler certify that:

1. I have reviewed this Annual Report on Form 20-F of Cadbury Schweppes plc;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of Cadbury Schweppes plc as of, and for, the periods presented in this Annual Report;

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

Date: April 6, 2004

/s/David Kappler
David Kappler
Chief Financial Officer

Back to Contents

Exhibit List

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee.
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.
8	List of subsidiary companies, incorporated by reference to the Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004.
10.1	Cadbury Schweppes plc Report and Accounts and Form 20-F 2003, incorporated by reference to the Company’s Report on Form 6-K dated April 6, 2004.
10.2	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.