Form 20-F/A
period 2003-12-28
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2004-08-16
CIK 744473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F/A

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

Item 17            Item 18

Back to Contents

Explanatory Note

Cadbury Schweppes public limited company filed its Annual Report on Form 20-F for its fiscal year ended December 28, 2003 on April 6, 2004 (the “Form 20-F”). The Certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 filed with the Form 20-F and Item 15 were in the form required prior to amendments that became effective during 2003. This Form 20-F/A is being filed to include the Certifications in proper form and location, and to make the required changes to Item 15. Information on dollar/sterling exchange rates and on our share price has been updated through July.

No other changes to the Form 20-F have been made hereby.

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

The following table supplements the information set forth in the table on page 168 of the Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F dated April 6, 2004, the high and low Noon Buying Rates for sterling, expressed as dollars per one pound sterling:

Back to Contents

Month	High	Low

2004

March	$1.87	$1.79
April	1.86	1.77
May	1.84	1.76
June	1.84	1.81
July	1.87	1.82

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

Back to Contents

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

Month	Ordinary Shares High £	Ordinary Shares Low £	ADS High US$	ADS Low US$

2004

March	4.49	4.19	34.24	30.76
April	4.73	4.30	34.20	32.40
May	4.65	4.40	34.50	31.50
June	4.76	4.56	35.08	33.58
July	4.74	4.42	35.70	32.77

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

Object and Purposes
The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The Company has multiple business objectives and purposes and is authorised to do such things as the board may consider to further the Company’s interests, all as provided in its Memorandum of Association. .

Directors
(a) Subject to the provisions of the Companies Act, and provided he has declared the nature of his interest to the board as required by the Companies Act, a director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established. .

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i)	the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii)	the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)	an offer by the Company or any of its subsidiary undertakings in which he is or may be entitled to participate or the underwriting or sub-underwriting of which the director is to participate;

(iv)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v)	any contract concerning any other company (not being a company in which the director owns one per cent, or more (as defined in the Articles of Association) in which he is interested directly or indirectly;

Back to Contents

(vi)	any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(vii)	any contract for the benefit of employees of the Company or any of its subsidiaries under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and.

(viii)	any contract for the purchase or maintenance for any director of insurance against any liability

Subject to the Companies Act, the Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

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

Back to Contents

(c)      Other than the provisions outlined above relating to dividends, shareholders have no other rights to share in the Company’s profits.

(d)      The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the nominal value they paid for their shares. Any balance would be divided amongst the shareholders in proportion to the nominal amount held by them. The liquidator of the Company may also (with the sanction of a special resolution of the Company and any part of the non-cash assets of the Company) and set such values to be attached to those assets.

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

Back to Contents

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

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:     CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of 28 December, 2003 was carried out by the Company under the supervision and with the participation of the Company’s management, including Todd Stitzer, the Chief Executive Officer and Ken Hanna, the Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. During the period covered by this report, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A:       AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth on page 56 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004 is incorporated herein by reference.

ITEM 16B:      CODE OF ETHICS

The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, other senior management and the directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website. No waivers from the code of ethics have been granted to any person during the fiscal year ended December 28, 2003.

Back to Contents

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

ITEM 19:     EXHIBITS

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Annual Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004.
10.1	Cadbury Schweppes plc Report and Accounts and Form 20-F 2003, incorporated by reference to the Company’s Report on Form 6-K dated April 6, 2004.
10.2	Consent of Independent Auditors**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

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

*Filed with the Form 20-F
**Filed herewith

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

/s/ John Mills
John Mills Head of Secretariat
Date: August 16, 2004

Back to Contents

Exhibit List

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee.*
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
8	List of subsidiary companies, incorporated by reference to the Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 6, 2004.
10.1	Cadbury Schweppes plc Report and Accounts and Form 20-F 2003, incorporated by reference to the Company’s Report on Form 6-K dated April 6, 2004.
10.2	Consent of Independent Auditors**
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

*Filed with the Form 20-F
**Filed herewith