Form 20-F
period 2005-01-02
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2005-04-12
CIK 744473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 2 JANUARY 2005
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 2, 2005 was:
Ordinary Shares of 12.5p each	2,072,330,722

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

Item 17           Item 18

Back to Contents

Back to Contents

INTRODUCTION

Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the Annual Report on Form 20-F of Cadbury Schweppes public limited company (the “Company” and together with its subsidiaries, the “Group”) set out below is being incorporated by reference from the Company’s Report and Accounts and Form 20-F for the year ended January 2, 2005, which has been filed with the Securities and Exchange Commission as a Report and Accounts on Form 6-K dated April 11, 2005.

Forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. Forward looking statements are based on management’s current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, results may be affected by factors such as: international economic and political conditions; changes in laws and regulations, including changes in accounting standards; fluctuations in the cost of funding retirement benefits; distributor and licensee relationships and actions; effectiveness of spending and marketing programmes; and unusual weather patterns.

Unless otherwise stated, the translations of pounds sterling into US dollars appearing in the Report and Accounts and Form 20-F, and this Form 20-F, have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004 (the last business day in the Company’s fiscal year ended January 2, 2005), this being £1.00 = US$1.92. On March 31, 2005, the Noon Buying Rate for pounds sterling was £1.00 = US$1.89.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:     KEY INFORMATION

The information set forth under the headings “Financial Record” on pages 79 to 86, “Dividends” on pages 84 and 166 and “Exchange Rates” on pages 170 and 176 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The following table supplements the information set forth in the table on page 170 of the Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F dated April 11, 2005, the high and low Noon Buying Rates for sterling, expressed as dollars per one pound sterling:

Month	High	Low

2005

March	$1.9292	$1.8657

RISK FACTORS

Investors in the Company should carefully consider the risk factors incorporated herein by reference, as described below. The Company’s business, financial condition, results of operations or share price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.

The information set forth under the headings “Risk Factors” on pages 16 to 18 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

Back to Contents

ITEM 4:     INFORMATION ON THE COMPANY

The Company was incorporated on May 6, 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London, England W1J 6HB, (telephone +44 20 7409 1313). The legislation under which the Company operates is the Companies Act 1985, as amended (the “Companies Act”).

The information about the History and Development of the Group, set forth under the headings “Description of Business” on pages 2 to 10, “(c) Capital Expenditure” on pages 70 to 71, “Marketing” on pages 55 and 62 and “Acquisitions and Disposals” on pages 57 and 63 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information giving the Business Overview of the Group, set forth on pages 2 to 10 and 11 to 16 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information giving the Organizational Structure of the Group, set forth in Note 27 to the Financial Statements: “Group Companies” on pages 140 to 142 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference. The Company is the parent holding company of the Group.

The information giving details of the Property, Plant and Equipment of the Group, set forth under the headings “Properties” on page 10, “Operating Exceptional Items” on page 56, “Americas Beverages” on page 58, “Americas Confectionery” on page 58, “Europe, Middle East and Africa (EMEA)” on page 59, “Europe Beverages” on page 60, “Operating Exceptional Items” on page 62, “Americas Beverages” on page 64, “Americas Confectionery” and “Europe, Middle East and Africa (EMEA)” on page 65, “Europe Beverages” on page 66, “(a) Capital Structure – Borrowings” on pages 68 through 69, and “(c) Capital Expenditure” on page 70 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information about Operating Results, set forth under the heading “Operating and Financial Review” on pages 49 to 78 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information about Liquidity and Capital Resources, set forth under the headings “Capital Structure and Resources” on pages 68 to 73 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference. The Company believes its working capital is sufficient for its present requirements.

The information about Research and Development, Patents and Licences, set forth under the heading “Science and Technology – including research and development” on page 14 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information about Trends, set forth under the heading “Industry Trends” on page 11, “Forward Looking Statements” on page 18 and in the “Operating and Financial Review” on pages 49 to 78 and, in particular under the heading “Future Trends” on pages 53 to 54 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The Company has no off balance sheet arrangements.

The Tabular disclosure of contractual obligations set forth on page 69 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

On March 18, 2005, Cadbury Schweppes Delaware, L.P., notified holders of its 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities (‘‘QUIPs’’) that it intended to redeem the QUIPs in whole at their stated Redemption Price of US$25 per QUIP plus accumulated and unpaid Dividends to the date fixed for redemption, which is April 18, 2005. The Company has consented to this redemption and believes that it can refinance the QUIPs with commercial paper with a lower cost of borrowing.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The information about the Directors of the Company, set forth under the heading “Board of Directors” on pages 20 to 21 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

Back to Contents

The information about Compensation, set forth under the heading “Report on Directors’ Remuneration” on pages 33 to 48 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information about Board Practices on page 37 and pages 25 to 31 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information about Employees, set forth on pages 8-13 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The information about Share Ownership, set forth under the heading “Directors’ share interests and substantial shareholdings” on page 22, “Report on Directors Remuneration”, pages 33 to 48 and “Employee Share Ownership” on page 13 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The information about Share Ownership, set forth under the headings “Share Capital” on page 22, “The Trading Market” on pages 167 to 168 and “Exchange Controls and Other Limitations affecting Security Holders” on pages 169 to 170 of the Annual Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The percentage of ownership is equal to the voting power.

The information about Transactions with Related Parties, set forth on page 47 and in Note 12 to the Financial Statements: “Investments (c) Additional associated undertaking disclosures” on page 115 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference. All transactions described therein were entered into on an arms-length basis, on terms no less favorable than would otherwise be available from an unrelated third party.

ITEM 8:     FINANCIAL INFORMATION

The information set forth under the headings “Financial Statements” on pages 87 to 164 and “Dividends” on page 166 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

Significant Changes

There have been no significant changes since January 2, 2005.

ITEM 9:     THE OFFER AND LISTING

The information set forth under the heading “The Trading Market” on pages 167 to 168 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

The following table supplements the information set forth in the tables on pages 167 and 168 of the Report and Accounts and Form 20-F and details, for the most recent month prior to the filing of this Form 20-F, dated April 11, 2005, the monthly high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADSs, as reported on the New York Stock Exchange composite tape:

Back to Contents

Month	Ordinary Shares High £	Ordinary Shares Low £	ADS High US$	ADS Low US$

2005

March	5.30	5.06	40.70	39.07

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

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested, taking into account interests of any person connected with him, and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i)	the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiary undertakings;

(ii)	the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii)	an offer by the Company or any of its subsidiary undertakings in which he is or may be entitled to participate or the underwriting or sub-underwriting of which the director is to participate in;

(iv)	any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(v)	any contract concerning any other company (not being a company in which the director owns one per cent. or more (as defined in the Articles of Association)) in which he is interested directly or indirectly;

(vi)	any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

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

(b)      Although there are no provisions in the articles specifically relating to directors’ powers, in the absence of an independent quorum, to vote compensation to themselves or any members of their body, the provisions set out in paragraph (a) above would need to be taken into account. The Articles further provide that the board of directors may determine directors’ fees (subject to prescribed limits) and that the board or an authorised committee thereof may exercise all powers of the Company to provide benefits (either by the payment of gratuities or pensions or by insurance or in any other manner) for any director, former director or their relations, connections or dependants, subject to certain conditions.

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

(d)      The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the nominal value they paid for their shares. Any balance would be divided amongst the shareholders in proportion to the nominal amount held by them. The liquidator of the Company may also (with the sanction of a special resolution of the Company) sell any part of the non-cash assets of the Company and set such values to be attached to those assets.

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

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes, save as otherwise provided by the Articles of Association. If a quorum is not present within five minutes after the appointed commencement time of the meeting, the meeting will be adjourned to another day, being not less than ten and not more than 28 days later. At that reconvened meeting, one member present in person or by proxy shall constitute a quorum.

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

For further information regarding the Indenture and the First Supplemental Indenture, please see the Company’s Report on Form 20-F for its fiscal year ended December 28, 2003, and exhibits thereto.

Fourth Supplemental Trust Deed dated May 27, 2004, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.

On May 27, 2004, the Company entered into a Fourth Supplemental Trust Deed with the Law Debenture Trust Corporation p.l.c., as Trustee, in respect of the Company’s Euro Medium Term Note Programme, reflecting an increase to the maximum amount available thereunder from £2,500,000,000 to £5,000,000,000 and to provide for the addition of Cadbury Schweppes Investments plc as an issuer thereunder. Any notes issued thereunder by Cadbury Schweppes Investments plc are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c.; any notes issued thereunder by Cadbury Schweppes Finance p.l.c. are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Investments plc.

For further information regarding the Fourth Supplemental Trust Deed, please see the Company’s Report on Form 20-F for its fiscal year ended January 2, 2005, which is an exhibit to the Company’s Form 6-K dated April 11, 2005, and exhibits to this Form 20-F.

Back to Contents

Form of Directors’ Service Contract

During 2004, the Company entered into new service contracts with each of its executive directors. A description of the material terms of the directors’ service contracts, set forth on page 37, and their respective remuneration arrangements, set forth under the heading “Report on Directors’ Remuneration” on pages 33 to 48 of the Company’s Report and Accounts and Form 20-F furnished as an exhibit to the Company’s Form 6-K dated April 11, 2005, is incorporated by reference herein. In addition to the directors’ service contracts, the Company has entered into secondment arrangements with Messrs. Stitzer and Stack which provide for housing support and other allowances, as described in the Report on Directors’ Remuneration. For further information regarding the directors’ service contracts, please see the Company’s Report on Form 20-F for its fiscal year ended January 2, 20005, which is an exhibit to the Company’s Form 6-K dated April 11, 2005, and exhibits to this Form 20-F.

Form of Directors’ Indemnity

In February 2005, the Company granted indemnities to each of the directors and the Company Secretary. The description of the directors’ indemnity, set forth on page 42 of the Company’s Report and Accounts and Form 20-F furnished as an exhibit to the Company’s Form 6-K dated April 11, 2005, is incorporated by reference herein. For further information regarding the directors’ indemnity, please see the Company’s Report on Form 20-F for its fiscal year ended January 2, 2005, which is an exhibit to the Company’s Form 6-K dated April 11, 2005, and exhibits to this Form 20-F.

EXCHANGE CONTROLS

The information set forth under the heading “Exchange Controls and other Limitations affecting Security Holders” on pages 169 to 170 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

TAXATION

The information set forth under the heading “Taxation” on pages 171 to 173 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

Documents on display are available by contacting the Group Secretary, 25 Berkeley Square, London W1J 6HB, telephone: +44 (0) 207 409 1313.

ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth under the heading “Treasury Risk Management” on pages 71 to 73 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:     CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of January 2, 2005 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal

Back to Contents

controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

During the period covered by this Form 20-F, the Company has made certain changes to its internal controls over financial reporting.

As part of the Company’s implementation of Probe, a major enterprise-wide program to introduce integrated IT systems, a number of roll-outs were undertaken, the most significant of which was the roll-out within the carbonated soft drinks business in the United States. In addition, the Company completed the integration of its non-carbonated soft drinks business in the United States. One aspect of this project was the combination of the existing financial reporting systems and the creation of a combined shared business services function.

In 2003, the Group acquired Adams, a global branded confectionery business, from Pfizer Inc. Under the terms of a Transitional Services Agreement related to the Adams acquisition, Pfizer undertook to provide accounting services for Adams in various jurisdictions for a limited period of time after the acquisition. In 2004, the Adams business in the United States transitioned off the Pfizer systems onto the Company’s systems, including the shared business services function. Subsequent to the Company’s financial year ended January 2, 2005, the Adams business acquired in Canada transitioned to the Company’s systems.

The Company devoted substantial resources to the implementation of these projects and put in place additional controls to ensure an adequate control environment was maintained.

Additionally, the Company has commenced its implementation of section 404 of the Sarbanes-Oxley Act. When section 404 becomes applicable to the Company, which the Company believes will occur with respect to its 2006 financial year, the Company’s management will be required to state their responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and to annually assess the effectiveness of that structure and those procedures. The Company’s independent chartered accountant will be required to attest to and report on management’s assessment. The Company is continuing with its program towards compliance with section 404 internal controls.

ITEM 16A:     AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth on page 28 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 16B:     CODE OF ETHICS

The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, other senior management and the directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website. No waivers from the code of ethics have been granted to any person during the fiscal year ended January 2, 2005.

ITEM 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about audit committee’s policies for audit services, and information on our principal accountant fees and services, set forth on pages 19 and 105 and 106 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 16D:     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

                              None.

ITEM 16E:     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                              None.

PART III

ITEM 17:     FINANCIAL STATEMENTS

Not applicable.

ITEM 18:     FINANCIAL STATEMENTS

The information set forth under the headings “Statement of Directors’ responsibilities in relation to Financial Statements” on page 88, “Auditors’ Report” on pages 88 and 89, “Group Profit and Loss Account” on pages 90 to 91, “Recognised Gains and Losses” on page 92, “Reconciliation of Movements in Shareholders’ Funds” on page

92, “Reconciliation of Movements in Shareholders’ Funds” on page 92, “Balance Sheets” on page 93, “Group Cash Flow Statement” on page 94, “Geographical Analysis” on pages 95 to 96, “Supplementary Reportable Geographical Information” on pages 96 to 98 and “Notes to the Financial Statements” on pages 99 to 164 of the Report and Accounts and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005 is incorporated herein by reference.

ITEM 19:     EXHIBITS

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Annual Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
4.3	Fourth Supplemental Trust Deed dated May 27, 2004, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.
4.4	Form of Director’s Service Contract
4.5	Form of Director’s Indemnity
8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005.
10	Consent of Deloitte & Touche LLP
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Cadbury Schweppes plc Report and Accounts and Form 20-F 2004, incorporated by reference to the Company’s Report on Form 6-K dated April 11, 2005.

* Incorporated by reference from the Report and Accounts and Form 20-F of the Company for the fiscal year end December 28, 2003, contained in the Company’s Report on Form 6-K dated April 6, 2004, and the Company’s Form 20-F dated April 6, 2004.

The Company’s responses to the requirements of Form 20-F have been incorporated by reference to the information referred to above that is in the Company’s Report on Form 6-K dated April 11, 2005 that contains its Report and Accounts and Form 20-F 2004. Pursuant to Rule 12b-23(a) of the Commission, the information incorporated into this report by reference to such Form 6-K Report is attached as an Exhibit hereto.

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

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

/s/ M A C Clark
M A C Clark Group Secretary and Chief Legal Officer
Date: April 12, 2005

Back to Contents

Exhibit List

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to the Report and Form 20-F of the Company for the fiscal year ended December 30, 2001, contained in the Company’s Report on Form 6-K dated April 11, 2002.
4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee.*
4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes plc, as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee.*
4.3	Fourth Supplemental Trust Deed dated May 27, 2004, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.
4.4	Form of Director’s Service Contract
4.5	Form of Director’s Indemnity
8	List of subsidiary companies, incorporated by reference to the Annual Report and Form 20-F of the Company contained in the Company’s Report on Form 6-K dated April 11, 2005.
10	Consent of Deloitte & Touche LLP
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Cadbury Schweppes plc Report and Accounts and Form 20-F 2004, incorporated by reference to the Company’s Report on Form 6-K dated April 11, 2005.

* Incorporated by reference from the Report and Accounts and Form 20-F of the Company for the fiscal year end December 28, 2003, contained in the Company’s Report on Form 6-K dated April 6, 2004, and the Company’s Form 20-F dated April 6, 2004.