Form 20-F
period 2006-01-01
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2006-04-11
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1 JANUARY 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
Commission file number 2-90552
CADBURY SCHWEPPES
Public Limited Company
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
25 Berkeley Square, London, England W1J 6HB
(Address of principal executive offices)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Ordinary Shares of 12.5p each American Depositary Shares, each representing four Ordinary Shares, 12.5p per Ordinary Share	New York Stock Exchange New York Stock Exchange
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)
     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 1, 2006 was:

Ordinary Shares of 12.5p each	2,084,000,000
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
     Indicate by check mark which fiscal statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer      ☐ Accelerated filer      ☐ Non-accelerated filer
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

 -i-

INTRODUCTION
In this Annual Report on Form 20-F (the “Report”) references to the “Company” or the “Group” are references to Cadbury Schweppes public limited company, and its subsidiaries, except as the context otherwise requires.
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
This Report has been prepared from the Cadbury Schweppes Report & Accounts 2005, which has been distributed to shareholders. The relevant sections of the Report & Accounts 2005 that are responsive to the requirements of Form 20-F have been excerpted and repeated herein. In addition, certain additional information required by Form 20-F that is not included in the Report & Accounts 2005 has been included herein. The Report & Accounts 2005 has been furnished to the Securities and Exchange Commission, or “SEC”, on Form 6-K dated 7, April 2006.
PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3: KEY INFORMATION
Selected Financial Data
The tables below show selected financial data derived from our consolidated financial statements included in “Item 18. Financial Statements” in this Report. In 2005, the Company adopted International Financial Reporting Standards (IFRS) and as permitted by IFRS has prepared one year of comparative financial information on a consistent basis. As a result, in accordance with the instructions of Form 20-F, selected financial data for only 2004 and 2005 is included below. Selected financial data under US GAAP is presented for 2001 to 2005.

IFRS Financial Record

	2005		2004
Income Statement	£m		£m

Continuing Operations
Revenue	6,508		6,085
Trading costs	(5,452)		(5,131)
Restructuring costs	(72)		(140)
Amortisation and impairment of intangibles	(6)		(7)
Non-trading items	25		18

Profit from Operations	1,003		825

Share of result in associates	28		22

Profit before Financing and Taxation	1,031		847

Investment revenue	42		48
Finance costs	(230)		(253)

Profit before Taxation	843		642

Taxation	(140)		(145)

Profit for the Period from continuing operations	703		497

Discontinued Operations
Profit for the Period from discontinued operations	73		50

Profit for the Period	776		547

Attributable to:
Equity holders of the parent	765		525
Minority interests	11		22

	776		547

Earnings per share
From continuing and discontinued operations
Basic	37.3	p	25.9	p
Diluted	36.9	p	25.7	p

From continuing operations
Basic	33.8	p	23.4	p
Diluted	33.4	p	23.3	p

IFRS

	2005	2004
	£m	£m

Cash Flow Statement

Net cash from operating activities	1,090	956
Net cash used in investing activities	(507)	(0.6)
Net cash used in financing activities	(592)	(539)

Net (decrease)/increase in cash and cash equivalents	(9)	11
Opening net cash and cash equivalents	284	275
Effect of foreign exchange rates	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	(3)	—
Closing net cash and cash equivalents	276	284

Balance Sheet

Assets employed
Intangible assets and goodwill	5,648	5,757
Property, plant and equipment	1,446	1,464
Assets held for sale	945	5
Other non-current assets	567	419
Inventory and trade and other receivables	1,893	1,859
Other current assets	114	30
Cash and short-term investments	379	346

Total Assets	10,992	9,880
Total current liabilities, excluding borrowings and provisions	(1,841)	(1,696)
Liabilities directly associated with assets classified as held for sale	(291)	—
Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,124)	(1,106)
Borrowings	(4,216)	(4,130)
Obligations under finance leases	(63)	(86)
Provisions	(53)	(77)
Retirement benefit obligations	(369)	(485)

Net Assets	3,035	2,300

Equity
Equity attributable to equity holders to the parent	3,008	2,071
Minority interest	27	229

	3,035	2,300

US GAAP Financial Record
The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) which differs in certain significant respects from US Generally Accepted Accounting Principles (GAAP).
A reconciliation to US GAAP is set out in Note 42 to the Financial Statements.

	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Amounts in accordance with US GAAP
Revenue (a)	6,508	6,738	6,441	5,298	4,960
Operating profit from continuing operations	937	752	555	856	720
Profit for the Financial Period
– Continued operations	561	430	285	488	419
– Discontinued operations (b)	61	54	88	77	74

Basic earnings per ADR from continuing operations	1.10	0.84	0.57	0.98	0.83
Basic earnings per ADR	1.22	0.95	0.74	1.13	0.98
Diluted earnings per ADR	1.08	0.95	0.74	1.12	0.97
Dividends per ADR	0.52	0.49	0.47	0.46	0.44

Net assets	4,715	3,790	3,913	3,909	3,930
Total assets	11,969	10,939	11,880	9,081	8,691
Long-term debt	3,029	3,598	3,594	2,927	2,083
Called-up share capital	260	259	258	258	256
Share premium account	1,135	1,098	1,071	1,050	1,019
Shareholders’ funds	4,688	3,769	3,669	3,692	3,630
Number of shares outstanding (million)	2,084	2,072	2,064	2,057	2,047

Each ADR represents four ordinary shares.

(a)	Restated to comply with new definition of revenue adopted by the Group in 2002 for comparative year 2001.

(b)	Discontinued operations represents Europe Beverages.
Dividends
The interim dividend for 2005 of 4.00 pence per ordinary share was paid on October 14, 2005. The interim dividend for American Depository Receipts (“ADRs”) of $0.28 per ADR was paid on October 21, 2005. The proposed final dividend for 2005 of 9.00 pence per ordinary share was announced by the Directors on February 21, 2006 and, subject to approval at the Annual General Meeting, will be paid on May 26, 2006 to those shareowners and ADR holders who are on the register at the close of business on April 28, 2006.
The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to owners of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareowners’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates.
The dividends for holders of ADRs have previously been paid by the ADR depositary one week after the dividend is paid to ordinary shareowners following conversion of the sterling dividend into US dollars. The proposed final dividend for 2005, and all dividend payments thereafter, will be paid to ADR holders on the same date as to ordinary shareholders, giving ADR holders equal treatment to ordinary Shareowners. The dividend conversion rate will be set as at the rate of the US dollar against pound sterling on February 17, 2006, being the last trading day before the preliminary results announcement.
Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.
The tables overleaf detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates or the latest practical date for the proposed 2005 final dividend.

Dividend Rates per Ordinary Share

Financial Year	2005		2004	2003	2002	2001

Pence per ordinary share
Interim	4.00		3.80	3.65	3.50	3.35
Final	9.00	(a)	8.70	8.35	8.00	7.65

Total	13.00		12.50	12.00	11.50	11.00

(a)	To be paid on May 26, 2006 to ordinary shareowners
Dividend Rates per ADR

Financial Year	2005		2004	2003	2002	2001

£ per ADR
Interim	0.16		0.15	0.15	0.14	0.13
Final	0.36		0.35	0.33	0.32	0.31

Total	0.52		0.50	0.48	0.46	0.44

US Dollars per ADR
Interim	0.28		0.27	0.24	0.21	0.19
Final	0.63	(a)	0.63	0.61	0.52	0.44

Total	0.91		0.90	0.85	0.73	0.63

(a)	To be paid on May 26, 2006 to ADR holders (conversion rate as at February 17, 2006 (see page 4): £1.00=$1.75)
Exchange Rates

	High	Low	Average (b)
Financial Year (a)	US$	US$

2001	—	—	1.44
2002	—	—	1.51
2003	—	—	1.64
2004	—	—	1.84
2005 September	1.84	1.76	—
October	1.79	1.75	—
November	1.76	1.71	—
December	1.77	1.72	—
Full year			1.81
2006 January	1.79	1.74	—
February	1.78	1.73	—
March	1.76	1.73	—
April (to 7 April)	1.76	1.74	—

(a)	The Company’s financial year ends on the Sunday nearest to December 31.

(b)	Calculated by using the average of the exchange rates on the last day of each month during the period.
On December 30, 2005, the last dealing day of the Company’s financial year, the noon buying rate for pound sterling was £1.00 = $1.72. Fluctuations in the exchange rate between pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depository of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

Risk Factors
Investors in the Company should carefully consider the risk factors described below. The Company’s business, financial condition, results of operations or share price could be materially adversely affected by any or all of these risks, or by other risks that the Company presently cannot identify.
We operate in highly competitive markets in which our position could be adversely affected if we were unable to respond to rapid changes in consumer preferences or other competitive factors.
Both the beverages and confectionery industries are highly competitive. In our major markets, we compete with other multinational corporations which have significant financial resources to respond to and develop the markets in which both we and they operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause our sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. If we are unable to respond successfully to rapid changes in consumer preferences, our sales or margins in individual markets could be materially adversely affected.
Our products could become contaminated, which could be expensive to remedy, cause delays in manufacturing and adversely affect our reputation and financial condition.
Despite safety measures adopted by the Group, our products could become contaminated. We use many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While we believe that incidents of this type are generally localised, any contamination may be expensive to remedy, and could cause delays in manufacturing and have adverse effects on our reputation and financial condition.
We depend on licensing arrangements with bottlers, and the termination or modification of these arrangements could significantly adversely affect our revenues and profitability.
A significant part of our carbonated soft drinks business in the US is conducted through licensing arrangements with independent bottlers, in some of which our major competitors have substantial equity interests. These bottlers may come under pressure to replace our brands with competitor products, and although we would be able to re-license these brands, such a change could adversely affect volumes and profit, particularly in the short term. There is also an increasing concentration of our customer base around the world, due to consolidation of the retail trade. Pricing pressures from customers in countries with concentrated retail trades could adversely impact our sales or margins. In addition, inappropriate action by or an incident at a licensee partner involving our brands could impact the reputation of Cadbury Schweppes brands or the Group as a whole.
We depend on enterprise-wide technology and any significant disruption to our equipment or communications networks could cause us to incur material financial losses.
We depend on accurate, timely information and numerical data from key software applications to aid day-to-day decision making. We have continued to implement our new SAP based IT system, with successful launches in 2004 in our carbonated soft drinks business in the US, Cadbury Adams in Japan, and Cadbury in Ireland. In 2005 we implemented it in Great Britain – both in Cadbury Trebor Bassett and the Group HQ. Any disruption caused by a failure of this new system or similar applications of underlying equipment or of communication networks, for whatever reason, could delay or otherwise impact day-to-day decision making, or cause us material financial losses.
We depend on our substantial intellectual property rights and any claim of infringement could require us to expend significant resources and, if successful, could adversely affect our business.
We and our major competitors have substantial intellectual property rights and interests which could potentially come into conflict. If any patent infringement or other intellectual property claims against us are successful, we may, among other things be enjoined from, or required to cease, the development, manufacture, use and sale of products that infringe other’s patent rights; be required to expend significant resources to redesign our products so that they do not infringe others patent rights, which may not be possible; and/or be required to obtain licenses to the infringed intellectual property, which may not be available on acceptable terms, or even at all. There is also the risk that intellectual property litigation against us could significantly disrupt our business, divert management’s attention, and consume financial resources.

Our business could suffer as a result of changing governmental regulation in the countries in which we operate.
Production, distribution and sale of many of our products are subject to governmental regulation regarding the production, sale, safety, labeling and composition/ingredients of such products in the various countries and governmental regions in which we operate. In addition, the manufacture of many of our products, and other activities, in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and the reclamation and re-cycling of packaging waste. At all times we are subject to employment and health and safety legislation in those countries in which we have operations.
Our operations are also subject to the risks and uncertainties inherent in doing business in numerous countries. A number of countries in which we operate, maintain controls on the repatriation of earnings and capital. We are subject to substantial governmental regulation that may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices and environment, health and safety issues, and involve actions such as product recalls, seizure of products and other sanctions.
Our revenues could decline if manufacturing disruptions significantly impede our ability to produce and sell products on a timely basis.
Our manufacturing and distribution facilities could be disrupted for reasons beyond our control, such as extremes of weather, fire, supplies of materials or services, systems failure, workforce actions or environmental issues. Any significant manufacturing or logistical disruptions could affect our ability to make and sell products which could cause revenues to decline.
We are in the third year of a four year programme which we refer to as our Fuel for Growth programme. This programme includes significant restructuring of our manufacturing and distribution facilities. While this is carefully and sensitively planned, major unforeseen difficulties could nevertheless reduce our revenues and earnings.
The key raw materials that we use in our business are subject to significant volatility in price and supply, and this can increase our costs.
Our profitability depends to some extent upon the cost of raw materials from around the world, which exposes us to price and supply fluctuation. Key items such as cocoa, milk, sugar packaging materials and energy are subject to potentially significant fluctuations in price and availability. While we take measures to protect against the short-term impact of these fluctuations, there can be no assurance that any shortfalls will be recovered. A failure to recover higher costs or shortfalls in availability could decrease our profitability.
Because our retirement benefit plans are funded through investments in volatile capital markets, we could experience a shortfall in funding of retirement benefits, which would significantly adversely affect our financial position.
We have various retirement benefit schemes which are funded via investments in equities, bonds and other external assets. The scheme liabilities reflect the latest salary levels. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in our funding obligations may require significant additional funding from the employing entities.
Governmental action, or changing consumer preferences, in response to concerns regarding rising obesity levels could adversely affect our revenues.
Many countries face rising obesity levels due to an imbalance between energy consumed in food and expended through activity. The reasons for the changes in society that have occurred and for some individuals having a greater inclination to obesity are multifaceted and complex. There are, however, risks associated with the possibility of government action against the food industry, such as levying additional taxes on or restricting the advertising of certain product types. This could increase our tax burden or make it harder for us to market our products, reducing sales and/or profits. Also, consumer tastes may change rapidly for health-related reasons, and if we are unable to respond our sales or margins could decline.

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
Introduction
Our principal businesses are confectionery and non-alcoholic beverages. We have the largest share of the global confectionery market with broad participation across all categories and by geography. In beverages, we have strong regional presences in North America and Australia.
In this section, we describe our continuing operations, therefore, unless specifically stated otherwise, commentary and financials given in this section exclude our European beverage business, or Europe Beverages, which was sold on February 2, 2006.
Origins and portfolio development
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppe in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc. Many of our key brands are long established, having been launched in the late 19th and early 20th centuries, most notably Cadbury Dairy Milk, Dr Pepper and Halls.
Confectionery Brands

Brand	Product	Date Launched

Cadbury	Cocoa Powder	1824
Bassett’s	Sugar Confectionery	1842
Maynards	Sugar Confectionery	1880
Halls Cough Tablets	Cough Drop	1893
Dentyne	Chewing Gum	1899
Cadbury Dairy Milk	Milk Chocolate Bar	1905
Chiclets	Sugar-coated Gum	1914
Clorets	Breath Freshener	1951
Stimorol	Chewing Gum	1956
Trident	Sugar-free Gum	1962
Bubblicious	Bubble Gum	1977
Sour Patch Kids	Sugar Confectionery	1985

Beverages Brands

Brand	Product	Date Launched

Schweppes	Carbonated Water	1783
Mott’s	Apple Juice	1842
Schweppes Tonic Water	Quinine-based carbonated Drink	1870
Dr Pepper	Carbonated Soft Drink	1885
7UP	Carbonated Soft Drink	1929
Hawaiian Punch	Non-carbonated Soft Drink	1937
Clamato	Tomato-based Drink	1969
Snapple	Non-carbonated Soft Drink	1972

Over the last 25 years we have significantly changed our geographic and product participation within the confectionery and beverages markets, mainly through a program of acquisitions and disposals.

We have extended and strengthened our position in certain markets and categories where we believed we could generate faster growth at higher margins, and exited other markets and categories where we felt we had no sustainable competitive advantage and where a sale created value for our shareowners.
The most significant strategic moves over this period have been:
•	1986 and 1987 – sale of the food & beverage and health & household divisions

•	1995 – purchase of Dr Pepper/Seven Up, a carbonated soft drinks business mainly in the US

•	1997 – sale of Coca–Cola & Schweppes Beverages, a soft drink bottling operation, in the UK

•	1999 – sale of beverage brands in approximately 160 markets around the world

•	2000 – purchase of Snapple, a non-carbonated premium beverages business mainly in the US

•	2003 – purchase of the Adams confectionery business, a gum and medicated sugar confectionery business with strong positions in North, Central and South America

•	2006 – sale of Europe Beverages for a consideration of €1.85 billion (£1.26 billion)
On February 2, 2006, we announced that we had completed the sale of the Europe Beverages business. Following the disposal of Europe Beverages, we have four regional operating units: Americas Beverages; Americas Confectionery; Europe Middle East and Africa (EMEA), which sells predominantly confectionery; and Asia Pacific, selling both beverages and confectionery.
We announced in October 2005 that we intend to dispose of a number of small non-core businesses and brands over the next two years with estimated proceeds of between £250 million and £300 million. In 2005, we sold Holland House Cooking Wines, with Grandma’s Molasses following in early 2006. The combined proceeds were £37 million. On April 4, 2006, we announced that we had agreed to sell Bromor Foods, our South African beverages business for ZAR 1,160 million (£109 million) in cash.
The business today
Confectionery
Our confectionery strategy is to significantly grow our share of the global confectionery market through organic growth and acquisition and by participating in the three categories of chocolate, sugar confectionery and gum. In 2004, we had the number one share of the global confectionery market (source: Euromonitor), having substantially grown share through expansion both geographically and in product participation. We believe that our strong positions in confectionery markets, by both geography and category, provide us with a robust platform for future growth.
Our growth to date has been both organic and through acquisition, notably Wedel in Poland (1999), Hollywood in France (2000), Dandy in Scandinavia (2002) and Adams in many markets (2003).
The $4.2 billion (£2.7 billion) acquisition of Adams in 2003 transformed our position in the confectionery market world-wide. With Revenue of around $2 billion on acquisition, a global market share of 24.7% in gum, a focus on the important markets of North and Latin America and a strong position in the growing markets of medicated confectionery, Adams significantly increased our confectionery scale, product range and geographic reach.
At the time of acquisition, Adams had a significant market presence and operations in North, Central and South America which accounted for 75% of its sales. Key markets outside the Americas were the UK, Greece, Egypt, Japan and Thailand. Adams’ sales were focused on a small number of global and regional brands, mainly in the gum and medicated sugar confectionery categories. With a number two share of the worldwide gum market, the acquisition added the Trident, Dentyne/Dentyne Ice, Chiclets and Bubbas range of gum and bubblegum brands to the Group. Halls is the number one sugar brand and the leading medicated brand worldwide (source: Euromonitor 2004).

We now have the largest share of the global confectionery market at 10%, an increase of 40 basis points over the previous year (source: Euromonitor 2004). This compares with a market share of 5.3% in 2001 (source: Euromonitor)
We have strong positions in many of the world’s important confectionery markets: number one or two market shares in 24 of the top 50, and a leading market share in all of our geographic regions.
Main Confectionery Acquisitions and Disposals 1999 – 2006

Acquired/Disposed;
Date	Company	Country	Percent Holding	Consideration	Description/Comments

Feb-99	Wedel	Poland	Acquired 100%	£49 million	The number one chocolate brand in Poland at the time of acquisition

Aug-00	Hollywood	France	Acquired 100%	Not disclosed	The number one chewing gum business in France

Feb-02	Cadbury India	India	Share increased from 49% to 94%	£111 million	Buy-out of the minority shares. By the end of 2005, our shareholding had reached 97.4%

May-02	Kent	Turkey	Acquired 65%	US$95 million	Turkey’s leading sugar confectionery company

Sept-02	Dandy	Denmark	Acquired 100%	£222 million	Fourth largest chewing gum company worldwide at the time of acquisition with key markets in Scandinavia, Switzerland and Russia

Mar-03	Adams	US	Acquired 100%	US$4.2 billion	Second largest chewing gum business worldwide

Sept-04	Moirs	South Africa	Disposed 100%	ZAR152 million	South African foods division

May-05	Green & Black’s	UK	Share increased from 5% to 100%	Not disclosed	Leading UK producer of luxury organic chocolate

Feb-06	Cadbury Nigeria	Nigeria	Share increased from 46% to 50.02%	£19.7 million	Nigeria’s leading sugar confectionery, chewing gum and food beverages company

We have also agreed to make the acquisitions shown in the table below. The acquisitions are expected to be completed in the first half of 2006.

Acquired
Company		Country	Percent Holding	Consideration	Description/Comments

Kent		Turkey	Share increase from 65% to 95%	Approximately £55 million	Turkey’s leading sugar confectionery company

Dan Products		Botswana	100%	£33 million	Sells chewing gum in South Africa under the Stimorol and Dirol brands

Number of No. 1 or No. 2 Positions in the Top 50 Confectionery Markets by Geography (2004)

	Cadbury Schweppes	Nestlé	Kraft	Mars	Wrigley	Hershey

No. 1 Position	16	6	5	2	5	1
No. 2 Position	8	10	5	6	3	1
Total Confectionery	24	16	10	8	8	2

Source: Euromonitor 2004
Our confectionery Revenue is generated from products spanning the full range of the market: chocolate, sugar and gum. The table below shows our leading market share in the global confectionery market and our shares in each of these three categories.
Market Share in the Global Confectionery Market (US dollar share)

	Global
	Confectionery
	Market	Chocolate	Sugar	Gum

Cadbury Schweppes	10.0%	7.8%	6.9%	26.0%
Mars	9.2%	15.2%	3.1%	0.2%
Nestlé	7.8%	12.3%	3.6%	–
Hershey	5.8%	8.4%	3.1%	1.7%
Wrigley	4.9%	–	0.3%	36.0%
Kraft	4.9%	7.3%	2.7%	0.5%
The table below shows the change in percentage contributions to our confectionery Revenue on both a product and a geographic basis between 1997 and 2005. In 1997, around 70% of our confectionery Revenue was generated by chocolate; in 2005 this figure was around 45%, with 29% generated by gum, and 26% by other sugar products. In 1997, nearly 90% of our confectionery Revenue was generated in EMEA and Asia Pacific, particularly in the UK and Australia. In 2005 EMEA accounted for just over half and the Americas just over a quarter, as compared with just over 10% in 1997.
We have 67 (2004: 68) manufacturing facilities. Our main confectionery brands are Cadbury, Bassett’s, Dentyne, Halls, Hollywood, Stimorol, Dirol, Trebor, Trident and Wedel. Our brands have regional or local strengths, with the exception of Halls, which is sold in every one of our regions.

Beverages
Our beverages strategy is to focus on strong regional beverages businesses. The business is now concentrated in two regions: the Americas and Australia.
In 1999, we sold our beverages businesses in around 160 countries to focus on those regions where we had or could build a sustained competitive advantage. The sale of our Continental European businesses was prevented by competition authorities, so we resolved instead to retain and build them through the acquisitions of La Casera, Orangina and Apollinaris & Schweppes.
In 2005, we concluded that growth and returns could be better increased through continued focus and investment in our advantaged global confectionery business and American and Australian regional beverages operations rather than by further investment in Europe Beverages. Therefore, we decided it would be in the best interests of our shareowners to sell the Europe Beverages business. The sale for €1.85 billion was completed on February 2, 2006.
In the Americas we operate a geographically cohesive business in the US, Mexico and Canada, entirely within the North America Free Trade Agreement (NAFTA) region, which generates high returns and cash flow. We have increased the scale of our operations and expanded our brand portfolio, particularly in the non-carbonated sector of the beverages market, through the acquisition of Snapple in the US (2000), the Orangina brand globally (2001), and Squirt in Mexico (2002). Following the sale of Europe Beverages, we sell the Orangina brand under license in the US and license our US non-carbonated brands in Europe.
In Australia, the acquisition of the Pepsi Lion Nathan joint venture significantly strengthened our number two position in the Australian soft drinks market, both increasing our manufacturing scale and broadening our brand portfolio.
Main Beverages Acquisitions and Disposals 2000 – 2006

Acquired/Disposed;
Date	Company	Country	Percent Holding	Consideration	Description/Comments

Oct-00	Pepsi Lion	Australia	Acquired 100%	Not disclosed	Acquired the bottling and franchise
	Nathan				rights to Pepsi’s brands in Australia

Oct-00	Snapple	US	Acquired 100%	£1.2 billion	Leading US premium non-carbonated
beverages business. Main brands were
Snapple, RC Cola and Mistic

Jul-01	La Casera	Spain	Acquired 100%	£65 million	Spain’s third largest soft drinks producer

Oct-01	Orangina	France	Acquired 100%	£445 million	Soft drink brands in Continental Europe,
North America and Australia

Feb-02	Squirt	Mexico	Acquired 100%	Not disclosed	Acquisition of the Squirt brand in
Mexico. We already owned the Squirt brand in the US
brand in the US
Nov-02	Apollinaris &	Germany	Share increased	£115 million	Buy-out of the remaining 72% interest
	Schweppes		from 28% to 100%		in our German associate

Feb-06	Europe	France,	Disposed	€1.85 billion	Sale of our remaining Europe
	Beverages	Spain and	100%	(£1.26 billion)	Beverages businesses
Germany

In the Americas, the combination of our three North American businesses – Dr Pepper/Seven Up, Mott’s and Snapple – into a single cohesive unit is enabling us to better leverage our powerful soft drinks brand portfolio, both flavored carbonated (including Dr Pepper, 7 UP, Sunkist and A&W) and non-carbonated (including Snapple and Mott’s). In 2005 we grew our share of the US carbonated soft drinks market, the world’s largest, by 40 basis points to 17%. Together, our US beverages and confectionery businesses make us the 10th largest food supplier to the US grocery trade. Similarly in Australia, our combined confectionery and full system beverages businesses make us the fourth largest supplier of food products to the grocery trade.

Goals and Priorities
2005 Goals and Priorities

2004-7 Goals		2005 Priorities
1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Execute Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global confectionery share	3	Invest, innovate and execute
		4	Execute Smart Variety

3	Profitably secure and grow regional beverages share	5	Invest, innovate and execute
		6	Strengthen non carbonated drinks and route to market

4	Ensure our capabilities are best in class	7	Roll-out Building Commercial Capabilities
		8	Refine Supply Chain disciplines

5	Reinforce reputation with employees and society	9	Motivate, develop and reward our people
		10	Continue high Corporate and Social Responsibility standards

In October 2003, we set our strategic goals for the 2004 – 2007 period. Each goal has two priorities. While our goals are unlikely to change from year to year, the priorities may, depending on prevailing business needs and the market environment. The goals provide a small number of clear and achievable objectives against which our senior managers report and are incentivised.
We believe we can consistently deliver superior shareowner performance by profitably growing our global confectionery and regional beverages businesses; by ensuring that our team and its capabilities are best in class; and by ensuring that we have strong relationships with our employees and the communities in which we do business.
Goal one
Our first goal and overarching objective is to deliver superior shareowner returns. Performance in respect of this goal is measured by comparing our Total Shareowner Return (TSR) against a set of 28 international fast moving consumer goods (FMCG) peers. In 2005 our TSR of 23% was in the top quartile of these peers.
We believe there is a direct link over time between superior business performance and superior shareowner returns. We measure our annual performance based on three key business performance indicators – sales, margins and cash flow – within set goal ranges.
•	Revenue growth in our base business of between 3% and 5% per annum at constant exchange rates
•	Underlying operating margin growth of between 50 and 75 basis points per annum at constant exchange rates
•	Free cash flow totalling £1.5 billion over the four year period to 2007 at constant exchange rates
Underlying operating margins and free cash flow (non GAAP measures) are discussed on pages 40 and 48 respectively.
The Fuel for Growth programme was designed to reduce our direct and indirect cost base by £400 million per annum by 2007. Following the sale of Europe Beverages, which accounted for approximately 10% of the Group, the targeted savings under the Fuel for Growth initiative have been reduced to £360 million. So far, we have realised cost savings of £180 million. Delivery of the remainder will provide further support for the achievement of our margin growth goal in 2006 and 2007.

In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities and the understanding of our customers.
In order to achieve our free cash flow goal of £1.5 billion between 2004 and 2007, we are focused on both driving profitable growth and optimising allocation of our capital. In 2006, we will continue to implement programmes to reduce working capital and increase capital efficiency, specifically targeting improvements in receivables and inventory. As part of this goal, we are also targeting proceeds of approximately £100 million from the sale of surplus properties by 2007. See Item 5 “Operating and Financial Review and Prospects — Cash Flows — Free Cash Flow” from a discussion of “Free Cash Flow”, a non-GAAP measure, and a reconciliation to cash flow.
We are also seeking opportunities to realise cash flow through the sale of smaller non-core businesses. These disposals, which are not included in our free cash flow target, are expected to raise £250 – £300 million by the end of 2007.
We introduced Managing for Value (MFV) to the Group in 1997. Value Based Management remains fundamental to our strategic and operational processes. It enables us to identify the generators of economic profit, and thus sustainable long-term value growth, within our business; develop and implement strategies that create and sustain the most value; and monitor performance against forecasts. Economic profit is achieved when post-tax operating profit exceeds the cost of the capital used. Economic profit is widely used in Cadbury Schweppes in, for example. assessing products, customers, marketing and asset spend, and setting targets and incentive programmes for our businesses.
In support of delivering superior performance for our shareowners, a high proportion of senior managers’ compensation is based on MFV principles, with performance targets on incentive plans set to align their interests with those of shareowners. We give details of these performance targets on pages 75 to 83. Executive Directors and senior managers are also required to meet a share ownership requirement; details of this requirement are given on page 76.
Goal two
The second goal is to profitably and significantly increase our global confectionery share. We aim to continue to grow our share of the global confectionery market to widen the gap between us and our competitors.
Our Adams business is now fully integrated and continues to exceed our expectations. The top line is ahead of the acquisition case, margins are significantly improved and we exceeded our cost of capital in 2005, one year ahead of schedule.
The increase in our share of the global confectionery market from 9.6% in 2003 to 10.0% in 2004, giving us market share leadership (Source: Euromonitor 2004), was driven by the combination of our Smart Variety initiative, and higher investment and an increased focus on innovation and market place execution.
The Smart Variety growth initiative recognises that our business model is based on our diverse range of strong local and regional brands. Smart Variety is a commercial discipline which provides us with the decision rules and processes to leverage the combination of our broad product range, geographic reach, routes to market and manufacturing capabilities.
In 2005, we continued to innovate and share our products and technologies across regions, under our Smart Variety growth initiative. An example of this approach was our roll-out of the Cadbury Dairy Milk master branding strategy in Canada and South Africa, following successful launches in Australia, the UK and Ireland in previous years. A key innovation in 2005, and a further example of Smart Variety, was centre-filled pellet gum, which we launched in multiple markets in Europe and in North America. Further details of the performance of our confectionery businesses are set out on pages 42 to 44.

Goal three
Our third goal is to profitably secure and grow our regional beverages share across our businesses in the Americas and Australia. Over the last two years, our primary focus has been on strengthening these businesses through reorganising operating and management structures and concentrating resources on a selection of advantaged brands.
Our beverages business in North America now operates under a single, integrated management structure enabling it to generate significant cost savings and to leverage its scale with customers and suppliers.
In 2005 we shifted our focus in beverages toward increasing innovation and improving market-place execution. Specifically in the US, our key priorities were improving the performance of our non-carbonated brands and strengthening our route to market.
In 2005 we continued to build our share in the US carbonated soft drinks market, driven by the launch of innovative products, such as Dr Pepper Cherry Vanilla, and continued growth in our diet range. We improved the performance of non-carbonated soft drinks through increased investment and enhanced innovation in our four key brands of Snapple, Mott’s, Hawaiian Punch and Clamato. We set out details of our Americas Beverages business and its financial performance on page 41 and of our Australian beverage business on page 44.
In May 2005 a new CEO was appointed at Dr Pepper/Seven Up Bottling Group, our largest bottling partner in the US. Together, we made progress on key initiatives such as joint buying and further consolidation of the independent bottler network.
In Australia, we have also obtained significant operational and commercial benefits by integrating the beverages and confectionery businesses making us the fourth largest supplier to the grocery trade.
Goal four
Our fourth goal is to ensure our capabilities are best in class, by recruiting new and developing existing employees, and by developing world-class processes and systems. In particular, we have sought to build and improve our capabilities in innovation, consumer insights, sales and marketing, science & technology, sales and operations planning (S&OP) and systems. Since 2003, we have recruited externally over 25% of our 160 most senior employees worldwide, many from other leading consumer products companies. Details of changes to the Board and Chief Executive’s Committee are given on page 18.
Product innovation is an important growth driver in the beverages and confectionery markets. We have set an internal ambition of generating 15% of sales from innovation by 2007 and have put in place processes and capabilities to support its achievement. We have made appointments in senior innovation roles at Group and regional level. We have also created global platforms, and a stage and gate process and a knowledge management system to support innovation. Our product innovation is managed and driven through our central and regional Commercial Strategy and Science & Technology functions. We provide further details on both these functions on page 22.
Our innovation to sales ratio has increased from 6% in 2003 to 9% in 2004 and 10% in 2005. We divide our innovation into three different types: brand renovation – changes to existing brands; breakthrough innovation – changes bringing a greater differentiation from existing products, and breakout innovation – creation of an entirely new category of product. We include brand renovation in our definition for two years from the date of launch, and breakthrough or breakout innovation for four years.
In 2004, we undertook a major global consumer segmentation study and in 2005 we launched the Building Commercial Capabilities (BCC) development programme. Together, these give employees a common method of analysing consumer demand, and common tools and processes for developing commercial programmes. We spent approximately £7 million on BCC in 2005. In Supply Chain, we launched initiatives to improve production planning, quality control and safety and environmental standards.

Goal five
Our fifth and final goal in 2005 was to reinforce our reputation with employees and society. We take the engagement and commitment of our employees seriously and are strongly committed to the stewardship of the communities where we operate.
We believe that the strong roots of the Cadbury heritage are a competitive advantage. Our priorities are to motivate, reward and develop our employees and maintain our high Corporate and Social Responsibility standards. We believe our interaction with employees, communities and the environment is critical to business success.
We are committed to achieving high standards of business integrity, ethics and professionalism across all our activities . We support the highest standards of corporate governance, and have a financial Code of Ethics that applies to our Chief Executive Officer and senior financial officers. All executive members of our Board, CEC and Global Leadership Team sign the Cadbury Schweppes Business Principles. Both the Code and Business Principles are available on the Groups website www.cadburyschweppes.com.
2006 Goals and Priorities

2004-7 Goals		2006 Priorities
1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Extract Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global confectionery share	3	Invest, innovate and execute
		4	Leverage Smart Variety

3	Profitably secure and grow regional beverages share	5	Invest, innovate and execute
		6	Strengthen non carbonated drinks and route to market

4	Ensure our capabilities are best in class	7	Embed core processes to improve business planning
		8	Focus on Supply Chain and transform IT

5	Nurture the trust of our colleagues and the communities in which we do business	9	Deepen talent pool and increase diversity and inclusiveness
		10	Continue high Corporate and Social Responsibility standards through our actions and our brands

In 2006, our goals remain largely unchanged. We have refined our fifth goal, building on our existing strong reputation with our employees and society, to focus on creating a cohesive and talented workforce, through encouraging inclusiveness and increasing the diversity of our people. We will continue to work to our high standards of corporate and social responsibility both in the way we conduct our business, and in our products and the way we sell them.
We have also altered selected priorities. Our overarching objective of superior shareowner performance is supported by continued execution of these goals and priorities.

Our Fuel for Growth and Smart Variety programmes are now embedded within our processes, and our priority in 2006 is to deliver the maximum benefits for our shareowners by extracting Fuel for Growth benefits and leveraging Smart Variety.
Having rolled out our Building Commercial Capabilities programme to much of the Group in 2005, in 2006 we will concentrate on embedding this and other core processes in the Group, and on improving our business planning in areas such as Sales and Operations Planning and Logistics and Customer Operations. Achieving this will require further changes to our supply chain and IT capabilities, which will be our eighth priority for 2006.
Organization structure and management
Regions and functions
We are organized into four business segments which we call regions, and six global functions, as depicted in the chart on page 18. We sold the Europe Beverages region on February 2, 2006.
Each region is focused on commercial operations in its geographical and product area, and also maintains teams from each of the six functions. The four regions are: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; and Asia Pacific.
The functions are Global Supply Chain, Global Commercial, Science & Technology, Human Resources, Finance and Information Technology, and Legal and Secretariat. Since July 2005, responsibility for company secretarial matters has been separated from the legal function. Each function has a small central team based at Group Headquarters, and regional presences which are coordinated by the central team.
This structure enables us to focus on delivering our commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.
Board of Directors and Chief Executive’s Committee
The Board is responsible for our overall management and performance, and the approval of our long-term objectives and commercial strategy.
The Chief Executive’s Committee (CEC), which includes the leader of each region and function, reports to the Board and is responsible for the day-to-day management of our operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of our growth, efficiency and capability programs.
The CEC develops global commercial strategy, and addresses supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions and functions’ performance contracts (or budgets); and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board; reports to the Board on the Group’s sources and uses of funds, cash position and capital structure; and reviews the structure and policy of Group borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies, and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.

Changes to the composition of the Board and CEC in 2005
In 2005 there were a number of changes to the Board and senior management of the Group.
Changes to senior management in 2005 were as follows:
•	John Sunderland became Non-Executive Chairman on 25 August, having previously been Executive Chairman;

•	Matt Shattock moved from President, Americas Confectionery, to President, Europe, Middle East and Africa;

•	Jim Chambers joined us as President, Americas Confectionery. Jim was previously President, Rémy Amérique, prior to which he was CEO of Paxonix, President and CEO of Netgrocer.com, Group President US business and e-commerce at IRI, and held senior roles at Nabisco;

•	Steve Driver was appointed President, Global Supply Chain following Matthew Litobarski’s retirement. Steve joined us from ICI, where he led the North American Supply Chain function, prior to which he held roles with Unilever, Bestfoods, CPC, Smithkline Beecham and Nabisco;

•	Following Mike Clark’s retirement as Chief Legal Officer and Group Secretary, Henry (Hank) Udow was appointed Chief Legal Officer. Hank joined the Group in 1987, and was most recently Group M&A Director. Also on Mike Clark’s retirement, Hester Blanks was appointed Group Secretary. Hester joined the Group in 1984 and was most recently Legal Director (Group).

Regions
The following charts show the relative size of the Group’s regions. Market share information, except where otherwise indicated is sourced from latest available information from IRI or Nielsen for 2005.
(1) Excludes Central.
In 2005, 60% of our revenue came from confectionery and 40% from beverages. On the same basis, the Americas regions accounted for 46% of revenue, EMEA 36% and Asia Pacific 18%. Developing markets accounted for 23% of revenue, with developed markets accounting for the remainder.
Americas Beverages

	2005		% of Group Total		2005	% of Group Total

Revenue	£1,781	m	27%	No of employees	6,605	12%
Profit from operations	£537	m	46%	Operating Assets	£494m	24%
Underlying Profit from operations(1)	£524	m	44%	No of factories	11
Operating Margin	30.1%
Underlying Operating Margin	29.4%

Main markets:	US, Canada, Mexico
Main brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes, Nantucket Nectars

(1)For an explanation of Underlying Profit from Operations and Underlying Operating margin (non-GAAP measures) and a reconciliation to Profit from Operations see page F-7. Excludes Central.
The Americas Beverages region comprises operations in the US, Canada and Mexico. The principal products of the business are carbonated and still soft drinks.
In carbonated soft drinks (CSDs), Americas Beverages participates mainly in the flavours (non-cola) segment, where we own the number one or number two brands in most categories in which we compete. Americas Beverages has a 17% share of the US CSD market, the world’s largest. Its main CSD brands are Dr Pepper — the seventh largest US CSD brand, with a 7% share — and 7 UP. We own 7 UP in the United States and Puerto Rico only. Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. Diet drinks account for approximately 25% of CSD volume. In still drinks, Americas Beverages competes in ready to drink teas, juice and juice drinks. Our still beverage brands include Snapple, Hawaiian Punch, Mott’s, Clamato and Yoo-Hoo.
In Mexico – the world’s second largest CSD market – we are the third largest beverages company with 6% of the Mexican CSD market, and an 18% share of the non-cola market. Our main brands in Mexico are Penafiel, Squirt, Crush and Canada Dry. Penafiel is the leading brand in the mineral water sector, with a 36% market share. Squirt is the number two grapefruit CSD.
Our beverage products are distributed through a number of different routes to market. In North America, the CSD brands are primarily manufactured and distributed through third party bottling and canning operations. These source beverage concentrate from Americas Beverages, which operates as a licensor. Around half of our North American CSD volumes are distributed by companies in which our competitors have a significant stake. The remainder is distributed through independent bottlers including Dr Pepper/Seven Up Bottling Group (DPSUBG), in which we have a 45% equity interest. DPSUBG is the largest independent bottler in the United States, and distributes around 24% of our carbonated soft drink volumes. DPSUBG operates primarily in Texas, California, and other Western and Midwestern states of the United States. The processes and operations of the independently-owned bottlers and canners are monitored to ensure high product standards. We also provide marketing, technical and manufacturing support. The still beverage brands are manufactured and distributed by both Group-owned and independent companies.
In Mexico, we manufacture and sell our products either through third party bottlers, as with US carbonated soft drinks, or through company-owned bottling operations. Around 20% of our volume in Mexico is manufactured and distributed by third party bottlers. The balance, and the majority of our brands, are manufactured by group-owned bottling operations.

Americas Confectionery

	2005		% of Group Total		2005		% of Group Total

Revenue	£1,228	m	19%	No of employees	14,175		26%
Profit from operations	£153	m	13%	Operating Assets	£340	m	17%
Underlying Profit from operations(1)	£172	m	15%	No of factories	11
Operating Margin	12.4%
Underlying Operating Margin	14.0%

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia
Main brands:	Trident, Halls, Dentyne, Bubbas, Clorets, Chiclets, Cadbury, Swedish Fish, Sour Patch Kids, Beldent, Bazooka, Mantecol

(1)	For an explanation of Underlying Profit from Operations and Underlying Operating margin (non-GAAP measures) see page 40 and a reconciliation to Profit from Operations see page F-7. Excludes Central.
Our business in this region was significantly expanded following the acquisition of Adams in March 2003. Over 75% of the Adams business was based in the Americas. Americas Confectionery operates businesses in all the region’s major countries including the US, Canada, Mexico. Brazil, Argentina and Colombia. Almost 60% of sales are in the US and Canada, with the remainder in Mexico and Latin America.
In the US, the world’s largest confectionery market, we have the second largest market share in gum at 24%, mainly through the Trident and Dentyne brands, and the leading share at 54% in cough/cold confectionery through Halls. We are also the largest confectionery company in Canada, the world’s 12th largest confectionery market, with an overall 21% market share and leading market positions in gum, sugar and cough confectionery, and a top three position in chocolate. Five brands, Trident, Dentyne, Cadbury Dairy Milk, Caramilk and Mr. Big, account for nearly 60% of sales.
In Latin America, we have the leading overall confectionery market share at 17%, (Source: Euromonitor 2004) more than double that of our nearest competitor. We have a 64% share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. We also have the leading share of the fragmented sugar confectionery market at 8%, and a number one or number two position in individual markets (Source: Euromonitor 2004). We have a broad-reaching distribution infrastructure in Latin America which enables us to supply a highly fragmented customer base of small shops and kiosks. In Mexico, we have a share of over 65% of the gum market and 8% of the sugar market. Other brands sold in the Americas include Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.
We have manufacturing facilities in Canada, the US, Mexico, Argentina, Brazil and Colombia.
Europe, Middle East and Africa (EMEA)

	2005		% of Group Total		2005	% of Group Total

Revenue	£2,333	m	36%	No of employees	21,666	39%
Profit from operations	£334	m	29%	Operating Assets	£846m	41%
Underlying Profit from operations(1)	£336	m	28%	No of factories	41
Operating Margin	14.3%
Underlying Operating Margin	14.4%

Main markets:	UK, France, Poland, Spain, Russia, Turkey, Greece, Egypt, South Africa, Nigeria, Scandinavia
Main brands:	Cadbury, Hollywood, Halls, Wedel, Bassett’s, Trident, Dirol, Stimorol, Kent, Poulain, Trebor, Maynards, Green & Black’s, Bim Bim, Chiclets

(1)	For an explanation of Underlying Profit from Operations and Underlying Operating margin (non-GAAP measures) see page 40 and a reconciliation to Profit from Operations see page F-7. Excludes Central.
The EMEA region includes all of our confectionery interests in the European (including Russian), African and Middle Eastern confectionery markets.
Cadbury Trebor Bassett (CTB) in the UK is our largest confectionery business in EMEA. We have a leading 30% share in the UK, the world’s second largest confectionery market. CTB’s products are chocolate and sugar confectionery, under brand names including Cadbury, Trebor, Bassett, Maynards, and Halls. In 2005 we acquired the fast-growing Green & Black’s brand of luxury organic chocolate.
In Continental Europe, where our main markets are France, Iberia and Poland, we primarily sell gum and sugar confectionery. France is our largest operating unit and we have the leading position in the French confectionery market – the world’s fifth largest – with a 17% share. We have a 55% share of the French gum market, principally under the Hollywood brand. We also have 19% of the sugar confectionery market (main brands: La Pie Qui Chante and Carambar), and sell chocolate, mainly under the Poulain brand. We also sell gum under the Trident brand in Spain, Portugal and Greece and Stimorol and V6 in Denmark, Belgium and Sweden. Our sugar confectionery brands include Halls in Spain, Greece and Italy. We sell chocolate under the Wedel and Cadbury brands in Poland, where we have a 18% market share, and also operate in the Netherlands and Switzerland.

Outside Continental Europe our main markets in the EMEA region are Russia, Turkey, and markets in Africa and the Middle East. In Russia, we have a 28% share of the gum market through the Dirol brand, and we also sell medicated sugar confectionery under the Halls brand and chocolate under the Cadbury brand. We have the leading share of Turkey’s sugar confectionery market at 62%, with brands including Kent, Missbon, Olips and Jelibon, and a top three position in gum under the brands Relax, Toybox and Nazar (14% share). We also sell chocolate under the Grand Chocolates and Bonibon brands.
We are the leading confectionery company in Africa and the Middle East. Our main confectionery operations are in Egypt, South Africa and Nigeria where we have number one market shares. On February 20, 2006, we announced that we had increased our shareholding in Cadbury Nigeria to 50.02%.
Prior to this increase in shareholding, Cadbury Nigeria was reported as an associate. Our Nigerian business sells sugar confectionery, gum and food beverages with market shares of 46%, 14% and 33% respectively. Its lead brands include Tom Tom, the biggest selling candy in Africa, Bournvita, and Bubba bubble gum. We also operate in Morocco, Lebanon, United Arab Emirates, Ghana and Kenya. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 44% market share. In South Africa we sell confectionery products under the Cadbury and Halls brand names with a 44% and 19% market share respectively.
On February 8, 2006, we announced that we had agreed to buy Dan Products, which sells chewing gum in South Africa, for £33 million.
Asia Pacific

	2005	% of Group Total		2005	% of Group Total

Revenue	£1,157m	18%	No of employees	12,624	23%
Profit from operations	£143 m	12%	Operating Assets	£379m	18%
Underlying Profit from operations(1)	£157 m	13%	No of factories	25
Operating Margin	12.3%
Underlying Operating Margin	13.5%

Main markets:	Australia, New Zealand, India, Japan, Thailand, China
Main confectionery brands:	Cadbury, Halls, Trident, Clorets, Bournvita
Main beverage and food brands:	Schweppes, Cottee’s (Australia only)

(1)	For an explanation of Underlying Profit from Operations and Underlying Operating margin (non-GAAP measures) see page 40 and a reconciliation to Profit from Operations see page F-7. Excludes Central.
This region comprises our confectionery operations principally in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and Schweppes Cottee’s, an Australian beverages and foods business.
Australia and New Zealand are our largest markets in the region. Australia is the 11th largest confectionery market in the world. We are the leading company in the Australian confectionery market, with the number one position in chocolate with a 55% market share, and a strong presence in sugar confectionery. Our main chocolate brand in Australia is Cadbury. Our Australian beverages business’s products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a licence to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. In Australia, we both manufacture, distribute and market our own products and manufacture concentrate and bottle product for other manufacturers. In New Zealand, our brands include Cadbury and Moro, and we have a number one position in the confectionery market with a 43% share.
Our other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 71% market share, and also sells sugar confectionery. Our Japanese business sells mainly gum under the Recaldent and Clorets brands, and has a number two market position with a 17% market share. We also have leading market shares in Thailand in gum and sugar confectionery at 59% and 32% respectively, and top three positions in chocolate, sugar confectionery and gum in China.
In Malaysia, the introduction of chocolate products from Australia and New Zealand helped to take us to a leadership position in chocolate, with a market share of 24%. In gum, we have introduced Dentyne from Thailand, adding 9% to our share of the gum market during 2005.
We have manufacturing facilities in Australia, New Zealand, India, Japan, Thailand, China and Singapore.

Functions
Global Supply Chain
The role of Global Supply Chain (GSC) is to ensure the supply of product to satisfy our customers’ expectations whether manufactured by us or by a third party. GSC’s role encompasses the supply of raw and packaging materials, and planning, manufacturing, distribution and customer services. GSC is responsible for managing both the fixed assets of over 100 manufacturing facilities and over 250 warehouses, and working capital.
GSC’s structure enables shared accountability at the regional level for results and strategy execution day-to-day, while ensuring that cross-regional and step-change supply opportunities are pursued at the functional level. The function is led centrally by the President, GSC, and regionally by the four regional heads of supply chain. Key functional activities are managed centrally and operate on a global basis. They are focused on Strategy and Process Improvement: Best Practice Implementation; Quality, Environment, Health and Safety management (QEHS); Global Procurement; and Ethical Sourcing.
Global Commercial
The role of Global Commercial (GC) is to enable higher sales growth from the regions and business units than they could otherwise generate on a stand-alone basis. GC has a central and regional structure, with a central team managing teams drawn from all parts of the Group.
Science and Technology
Science and Technology (S&T) leads our technical innovation program. S&T sets and communicates our global technical priorities, establishes and co-ordinates our science agenda, and facilitates global knowledge management and best-practice transfer. It prioritizes (with the regional teams) and funds technology developments which underpin our innovation agenda, including longer-term globally-applicable development programs. It co-ordinates nutrition initiatives as a key element of our food policy. Together with Group Legal, it also creates a strategy for our intellectual property assets.
Human Resources
The role of Human Resources (HR) is to improve our performance by enhancing the effectiveness of our day-to-day working practices, the capability of our people and the quality of their output. It is also responsible for ensuring that the working environment at Cadbury Schweppes reflects our core purpose and values, and enhances our culture. HR supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organizational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviors and outcomes.
Finance and Information Technology
The role of Finance is focused on a strong business partnership with the commercial operators of the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting our annual contracts (or budgets), for developing our longer-term strategy and strategy platforms and for managing acquisitions and disposals. It seeks to act as a business partner and commercial adviser to the regions and other functions in achieving our goals and priorities. It is also responsible for external financial and other regulatory reporting and for managing our communications and relationship with the investment community around the world.
Legal and Secretariat
Legal and Secretariat work with and support the regions and other functions by taking responsibility for a broad range of legal activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; intellectual property; mergers and acquisitions; litigation management; general contract work and incident management. In each region, a team headed by a regional general counsel works as a proactive business partner to achieve our commercial objectives in a legal and ethical way. In the event of litigation, our legal teams work both to bring it to a satisfactory conclusion and, with management, on compliance activities designed to minimise the risk of further legal actions being brought against us.
Since July 2005, responsibility for company secretarial matters has been separated from the legal function. We now have a dedicated Group Secretary who, together with a centralised Group Secretariat department, is responsible for ensuring that each of our companies complies with all relevant corporate governance legislation and regulation.

Properties
As of January 1, 2006 the Group had a total of 101 manufacturing plants and bottling facilities, of which 41 were located in Europe, Middle East and Africa; 11 in Americas Confectionery; 11 in Americas Beverages; 25 in Asia Pacific; and 13 in Europe Beverages. Of these, 67 are engaged in the manufacture of confectionery products and 34 are engaged in the manufacture and bottling of beverage products. As indicated in the table below, 13 facilities owned at January 1, 2006 were subsequently sold with the Europe Beverages business.

	Confectionery	Beverages	Total

Americas Beverages	—	11	11
Americas Confectionery	11	—	11
EMEA	38	3	41
Asia Pacific	18	7	25

Sub Total	67	21	88

Europe Beverages	—	13	13

Total	67	34	101

The Company owns all the production facilities apart from nine which are leased: five in Europe, Middle East and Africa, two in Asia Pacific, one in Americas Confectionery and one in Americas Beverages.
All the facilities are considered to be in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We have a continuing program of improving and replacing property when appropriate, to meet the needs of the individual operations.
The table below details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilization in the range of 33 – 100%.

Material properties

Location	Principal products	Area in ‘000 sq ft	Production capacity in ‘000 tonnes

Bournville, UK (part leasehold)	Chocolate Confectionery	1,766	236
Somerdale, UK	Chocolate Confectionery	933	106
Aspers, Pa., USA	Beverages	620	737	*
Ringwood, Australia	Chocolate Confectionery	610	39
Williamson, NY, USA	Beverages	578	492	*
Rockford, III., USA	Gum Confectionery	536	61
Sheffield, UK	Sugar Confectionery	503	85
Coolock, Ireland	Chocolate Confectionery	488	99
Puebla, Mexico	Gum Confectionery	408	109
Chirk, UK	Confectionery Feedstocks	261	73
Bauru, Brazil	Sugar and Gum Confectionery	217	72
Overland, St. Louis, Miss., USA	Beverages, Concentrates	199	161	*
**Carcagente, Spain	Beverages	130	19	*
Marlbrook, UK	Confectionery Feedstocks	132	110
Rathmore, Ireland	Confectionery Feedstocks	106	55
Dublin, Ireland (leasehold)	Gumbase	80	23

*	in millions of litres ** discontinued operation

Competition
The confectionery and soft drinks industries are highly competitive: our brands compete with those of many other multi-national, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of products and seek to develop and enhance brand recognition through the introduction of new products and packaging, and extensive advertising and promotional programs.
We are the world’s leading confectionery group by sales value (see table below). Chocolate confectionery is primarily a branded market. Four groups account for around 44% of the world market, each with market share built on regional strengths. Our 7.8% chocolate share is built on strong positions in the UK, Ireland, Australia, New Zealand and India. The sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products, but our 6.9% share makes us global market leader. Gum is also a branded market. It is more global in nature with brands and products more consistent across geographies. Two groups account for approximately 62% of the global total: our number two position is built on strong market shares in the Americas, parts of Continental Europe, Japan and Thailand.

2004 $ Share	Total	Chocolate	Sugar	Gum

Cadbury Schweppes	10.0%	7.8%	6.9%	26.0%

Mars	9.2%	15.2%	3.1%	0.2%
Nestlé	7.8%	12.3%	3.6%	—
Hershey	5.8%	8.4%	3.1%	1.7%
Kraft	4.9%	7.3%	2.7%	0.5%
Wrigley	4.9%	—	0.3%	36.0%

Source: Euromonitor 2004
The soft drinks industry includes a number of brand owners which act as licensors of branded products. Through Dr Pepper/Seven Up, we are the third largest carbonated soft drinks group in the US by sales volume. In Australia, we are the second largest beverages company and the fourth largest supplier of edible products to the grocery trade.

Industry trends
Both the confectionery and beverages markets in which we operate are growing. The main drivers are population growth and increased consumer wealth (particularly in developing markets), and product innovation, affecting both developed and developing markets.
According to Euromonitor the global confectionery market grew in value by 3.9% in 2004. It forecasts a similar rate of growth continuing for the foreseeable future. Within the overall confectionery market, chocolate grew at 4.1% in 2004, sugar by 2.4% and gum by 6.5%. In gum, consumers are switching from sugared to sugar-free products. 70% of our gum is sugar-free.
Overall, developing markets are growing faster than developed. Around 30% of our confectionery sales are generated in developing markets around the world. Our key developing markets are Mexico and Brazil in the Americas Confectionery region; Russia, Poland, Turkey, Egypt and South Africa in the EMEA region; and India and Thailand in the Asia Pacific region.

Value	% total market	2004 Vs 2003 (%)

Chocolate	53.8%	4.1%
Sugar (sweets/candied)	32.8%	2.4%
– Medicated	3.1%	2.1%
Gum	13.4%	6.5%
– Sugar	4.7%	1.9%
– Sugar free	8.7%	9.1%

Total confectionery	$121.6bn	3.9%

Source: Euromonitor 2004
Our main beverages market is the US. According to AC Nielsen, the US refreshment beverages market, which includes non-alcoholic carbonated and non-carbonated soft drinks, grew by 2% in volume and 6% in value in 2005. Carbonated soft drink (CSD) volumes have been flat or declining in recent years and fell by 3% in 2005. The decline has been attributed to a combination of above inflation pricing and consumers switching to non-carbonated products, primarily sports drinks and bottled water. Within the carbonated market, products sweetened with sugar (regular) declined 5% in 2005 while those sweetened with low calorie sweeteners (diet) grew slightly by 1%. We have six out of the top 10 non-cola diet CSDs in the US, including Diet Dr Pepper, Diet A&W, Diet Sunkist and Diet Rite. In 2005 diet CSDs accounted for 24% of our US CSD sales and grew by 4%. We do not participate in the sports drinks market in the US and have only a small presence in the bottled water market. The non-CSD categories in which we participate grew by 2% in volume in 2005.

Volumes	% total market	2005 Vs 2004 (%)

Carbonated soft drinks	53%	(3)%
– Regular	35%	(5)%
– Diet	18%	+1%
Non carbonated	45%	+9%
– Water	21%	+17%
– Isotonics/Energy	5%	+25%
– 100% Juice	9%	(2)%
– Juice Drinks	10%	(1)%
Other	2%	0%

Total	100%	+2%

Source: AC Nielsen (December 2005)
Many of our businesses are seasonal. Their seasonality is primarily influenced either by the weather, or by religious festivals and holidays. Within the Group, our businesses have different seasonal cycles throughout the year depending on their geographical location and the timing of festivals and holidays, which also may vary from year to year. For the Group as a whole, the second half of the year is typically the larger half.
Consumers and customers
Our products are primarily impulse products and are sold to the consumer through many different outlets, ranging from grocery stores to petrol station kiosks and fountain equipment at leisure, food and entertainment venues. In many markets, sales to the large multiple grocery trade accounts for less than 50% of sales. No single customer accounts for more than 10% of our revenue in any period presented.

Raw materials and suppliers
We use a wide range of raw materials in manufacturing our products, the main ones being cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products including milk, and fruit and nuts.
We buy our raw materials from about 40,000 suppliers around the world. No single supplier accounts for more than 10% of our raw material purchases.
We seek to minimize the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts wherever available.
We import cocoa beans from West Africa and the Far East. West Africa accounts for over 60% of world production. We buy cocoa beans and cocoa butter from a range of suppliers, and try to minimize the effect of cocoa price movements and secure our future requirements by entering into forward and future contracts.
We purchase most of our sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion is purchased at fluctuating world prices. We have not experienced difficulty in obtaining adequate supplies of sugar for our operations, and do not anticipate any future difficulties, given the many available sources.
Employees
The average employee* headcount**

	2005	2004	2003

Americas Beverages	6,605	6,774	7,020
Americas Confectionery	14,175	14,002	13,672
EMEA	21,660	21,549	22,611
Asia Pacific	12,624	12,436	12,480
Central	769	662	612

Sub Total	55,833	55,423	56,395
Europe Beverages	2,748	3,019	3,139

Total	58,581	58,442	59,534

*	For the purposes of this table, an employee is defined as a single individual (not a full time equivalent) in the business employed by us on a full time or part time basis or as a contractor to the business.

**	In 2004 we commenced the Fuel for Growth headcount reduction program, which targeted a 10% reduction over the period 2004-2007. We track the Fuel for Growth headcount reduction by the number of employed individuals who leave the business. In 2004 this stood at 1,100, and by 2005 at 1,900.
Marketing Food and Consumer issues
Our strategy in this area is led by our Food Issues Strategy Group, which is chaired by Todd Stitzer, Chief Executive Officer, and has the Group’s most senior leaders in commercial strategy, science and technology, corporate social responsibility, legal and human resources among its membership. This group drives the global strategy and plans to ensure that we are innovating, investing and managing our business to keep abreast of, understand and meet the needs of consumers with respect to the way we develop, produce and market our products.
In 2005 we rolled out a 12 Point Action Plan in response to consumer health concerns, embracing a global marketing code of advertising, including special reference to children, and an extensive series of policies on matters related to food and its content. With the aim of contributing to the development of sustainable solutions to obesity and poor lifestyles. In 2005 we undertook global consumer research studies into food, health, diet, nutrition and obesity, covering developing and developed countries, and have made these studies available to government. These studies build on work undertaken in 2004 and 2003. We are supporting (with untied and unbranded funds) primary scientific research in this area.

Environment, health and safety
Our Environment, Health and Safety (EHS) Steering Group, chaired by Chris Orchard, Director of Business Risk Management and made up of senior managers in the business, oversees our integrated EHS policy and standards. The standards are based on both ISO 14001 and OHSAS 18001. Our EHS policy deals with environmental issues related to the manufacturing of our products, protecting bio-diversity and the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products. Sustainable agriculture is an important opportunity for us, as well as for the farming communities we work with. For example, biodiversity is also a key farming concern. In 2005, we partnered with the Earthwatch organisation in an innovative program in Ghana whereby Cadbury Schweppes colleagues worked with Ghanaian scientists and farmers on the nature and role of biodiversity within cocoa farming. Commercial sustainability of high quality cocoa beans demands both environmental and social sustainability. In support of the latter in 2005, our company and its local partners built the 300th well in rural Ghana — part of its on-going program of providing fresh water locally for farming communities, which has a direct impact on health and welfare, rural development and educational opportunities.
All of our manufacturing sites are audited on a rolling program by the Group EHS Assurance Department and areas for improvement are identified. Some sites are also externally audited and certified to one or more of the internationally recognized standards. such as ISO 14001 or OHSAS 18001.
We continue to invest in systems, processes and facilities to improve our EHS performance, which is measured and tracked against publicly available targets in the key areas of energy use, water use and greenhouse gas emissions.
Local legislative requirements for health and safety reporting vary considerably across the world. To enable us to publish a consolidated set of Group health and safety data, key performance indicators (KPIs) have been defined which all sites must report against on a globally consistent basis. The one core KPI that we have selected is Lost Time Injury Frequency Rate (LTIFR) per 200,000 man-hours. In 2005, we introduced a new global EHS data reporting system to facilitate collation of all EHS KPIs.
Safety is a key area of focus for the Group and in 2006 we are launching a safety campaign to improve safety practices across our business. The critical aim of this program is to ensure that we operate to the same global standards in all of our businesses.
Group companies

				Proportion of
			Country of	issued share
			incorporation	capital held if not
	Activities		and operation	100%

Details of principal associated undertakings
L’Europeenne D’Embouteillage SAS#	(b	)	France	50%
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Dr Pepper/Seven Up Bottling Group, Inc	(b	)	US	45.4%
Meito Adams Company Ltd	(a	)	Japan	50%
Cadbury Nigeria PLC (listed)**	(a	)	Nigeria	46.4%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Group companies continued

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Europe:
Cadbury Belgium NV	(a	)	Belgium
Schweppes Belgium SA#	(b	)	Belgium
Dandy A/S	(a	)	Denmark
Cadbury Stimorol Danmark A/S	(a	)	Denmark
Cadbury France	(a	)	France
Centre d’Elaboration des Concentrés Orangina#	(b	)	France
Comptoir Européen de la Confiserie	(a	)	France
Orangina Schweppes Holding#	(b	)	France
Apollinaris & Schweppes GmbH#	(b	)	Germany
Cadbury Hellas AE	(a	)	Greece
Berkeley Re Ltd	(c	)	Ireland
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Italia SpA	(a	)	Italy
Cadbury Nederland BV	(a	)	Netherlands
Cadbury CIS BV	(a	)	Netherlands
Schweppes International Ltd#	(b	)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Schweppes Portugal, SA#	(b	)	Portugal
Dirol Cadbury LLC	(a	)	Russia
Cadbury España, SL	(a	)	Spain
Cadbury Schweppes Bebidas de España SA#	(b	)	Spain
La Casera SA#	(b	)	Spain
Cadbury Sweden A/B	(a	)	Sweden
Cadbury Switzerland Faguet & Co	(a	)	Switzerland

Americas:
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de
Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Bolivia S.A.	(a	)	Bolivia
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a)		Chile
Cadbury Adams Colombia SA	(a	)	Colombia
Cadbury Adams Costa Rica SA	(a	)	Costa Rica
Cadbury Adams Dominicana S.A.	(a	)	Dominican
Republic
Cadbury Adams Ecuador SA	(a	)	Ecuador
Cadbury Adams El Salvador SA de CV	(a	)	El Salvador
Cadbury Adams Guatemala, SA	(a	)	Guatemala
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Cadbury Adams Panama, SA	(a	)	Panama
Cadbury Adams Peru SA	(a	)	Peru
Cadbury Adams USA LLC	(a	)	US(i)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s LLP	(b	)	US
Pacific Snapple Distributors, Inc	(b	)	US
Snapple Beverage Corp	(b	)	US
Snapple Distributors, Inc	(b	)	US
CAS Uruguay SA	(a	)	Uruguay
Cadbury Adams, SA	(a	)	Venezuela

Group companies continued

Proportion
			Country of	of issued share
			incorporation and	capital held
	Activities		operation	if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China
Cadbury Food Co Ltd China	(a	)	China
Trebor Wuxi Confectionery Company Ltd	(a	)	China
Cadbury Egypt Group for Food Industries Company	(a	)	Egypt
The International Company for Gum and Confectionery
S.A.E. ‘Incogum’	(a	)	Egypt
Cadbury Ghana Ltd	(a	)	Ghana
Cadbury Four Seas Company Ltd	(a	)	Hong Kong	70%
Cadbury India Ltd	(a	)	India	97.4%
PT Cadbury Indonesia	(a	)	Indonesia
Cadbury Japan Ltd	(a	)	Japan
Cadbury Kenya Ltd	(a	)	Kenya
Cadbury Adams Middle East SAL	(a	)	Lebanon
Cadbury Confectionery Malaysia SB	(a	)	Malaysia	65.5%
Cadbury Morocco	(a	)	Morocco
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Pakistan Ltd	(a	)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a	)	Singapore
Bromor Foods (Pty) Ltd	(a	)	South Africa
Cadbury South Africa (Pty) Ltd	(a	)	South Africa
Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	65.4%

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c	)	Australia (ii)
CS Finance Pty Ltd	(c	)	Australia (i)
Cadbury Schweppes France SAS	(c	)	France
Berkeley Square Investments Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain
Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes US Investments Ltd	(c	)	Great Britain
Vantas International Ltd*	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
Adams MeCCA Holdings BV	(c	)	Mexico —
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c	)	US
Cadbury Schweppes Holdings (U.S.)	(c	)	US
CBI Holdings Inc	(c	)	US(i)

*	Investment directly held by Cadbury Schweppes plc.

**	Proportion of issued share capital held increased to 50.02% post year-end.

†	Incorporated in Great Britain.

–	Incorporated in Netherlands.

+	Incorporated in US.

#	Company disposed on 2 February 2006 following the sale of Europe Beverages.
The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery

(b)	Beverages

(c)	Other (including holding companies)
The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary share of their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.
ITEM 4A:      UNRESOLVED STAFF COMMENTS
There are no unresolved comments from the SEC staff regarding the Company’s periodic reports under the Securities Exchange Act of 1934.

ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Explanation of Performance Analysis
In 2005, the Company adopted International Financial Reporting Standards (IFRS) and as permitted by IFRS has prepared one year of comparative financial information on a consistent basis. As a result, in accordance with the instructions to Form 20-F, information from only the 2004 and 2005 years is included in this discussion.
Following the announcement on September 1, 2005 of our intention to dispose of Europe Beverages and the subsequent completion of the disposal post Year-end, Europe Beverages has been classified as a discontinued operation in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). IFRS 5 requires that the results of Europe Beverages be excluded from Revenue, Profit from Operations, Financing and Taxation and the after-tax result (including any disposal costs incurred in 2005) be shown as a single line item on the face of the Income Statement below Taxation, with a corresponding re-presentation of the prior period. Hence in the analysis that follows all reference to Revenue growth, and Profit from Operations growth excludes Europe Beverages. A separate discussion of the Discontinued operations is presented on page 39.
IFRS requires that the Cash Flow Statement reflects the cash flows of the Group, including Europe Beverages and hence all cash flow analysis, including references to Free Cash Flow, include the contribution from Europe Beverages.
The review below starts with an overview that analyses Revenue and Profit from Operations, including the impact of exchange rates, and acquisitions and disposals in 2005 and 2004, and the impact of the additional week’s trading in 2004. As part of the review there is an analysis of Marketing, Restructuring costs, Intangibles amortisation, Non-trading items, International Accounting Standard 39 – Financial Instruments: Recognition and Measurement (IAS 39) adjustments, Share of result in associates, Financing, Taxation, Discontinued operations, Minority interests, Dividends, Earnings per share, acquisitions and disposals, and the effect of exchange rates and inflation.
Following the consolidated overview, there is a review of the comparative results of each of the four continuing business segments. Each segment reviews Revenue and Underlying Profit from Operations. Underlying Profit from Operations refers to each segment’s Profit from Operations before Restructuring costs, Non-trading items, amortisation of brand intangibles and IAS 39 adjustment. This non-GAAP measure is the measure of profit or loss for each reportable segment used by the CEC and segment management. A reconciliation from the segment’s Underlying Profit from Operations to Profit from Operations is provided on page F-7 along with a discussion of the reconciling items on pages 40 and 41.
The meanings of certain terms used in this Operating and Financial Review are as follows:
References to “constant exchange rates” refer to the method we use to analyse the effect on Revenue and Profit from Operations attributable to changes in exchange rates by recomputing the current year results using the prior year exchange rates and presenting the difference as exchange movements.
References to “excluding acquisitions and disposals” exclude the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
In 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to January 2, 2005. The extra week in 2004 resulted in additional Revenue and Profit from Operations compared to 2005. In order to provide more meaningful comparisons and consistent with the approach adopted in the prior year, estimates of the additional revenues and profits generated in the 53rd week of 2004 have been excluded from the analysis of base business (2004 — 52 weeks). Management believes this provides the most consistent 52 week like-for-like analysis. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgment. Operating costs were allocated on a reasonable and consistent basis across the Group. These costs included direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments were tax effected applying estimated tax rates for the period.
References to “base business” or “normal growth” refer to changes in Revenue, Underlying Profit from Operations, Underlying Earnings per Share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals or the impact of the 53rd week.
We believe that removing the effect of exchange rates, acquisitions and disposals and the impact of the additional week’s trading in 2004 provides shareholders with a meaningful comparison of year on year performance of the base business.

Executive Summary

			Reported	Reported	Constant
			Currency	Currency	Currency[2]
	2005	2004	Growth %	Growth %	Growth %
	(52 wks)	(53 wks)	vs. 53 wks	vs. 52 wks[1]	52 wks[1]
	£m	£m	%	%	%

Revenue	6,508	6,085	+7	+8	+6

Profit from Operations	1,003	825	+22	+23	+21

Profit before Tax	843	642	+31	+33	+31

Basic EPS — Continuing and Discontinued[3]	37.3	25.9	+44	+45	+44

Dividend per share	13.0p	12.5p	+4	n/a	n/a

[1]Excluding the estimated impact of revenues and profits in the 53rd week of 2004.

[2] Constant currency growth excludes the impact of exchange rate movements during the period.

3 In this review EPS is presented on a basic total group basis and therefore includes the earnings contribution from Europe Beverages.
Revenue in 2005 was £6,508 million. This was £423 million, or 7%, higher than in 2004. The net effect of exchange movements during the year increased reported Revenue by £105 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in an £11 million reduction in reported Revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced Revenues by an estimated £49 million, or 1%.
Base business Revenue grew £378 million or 6% driven by growth in all four of our continuing business segments, led by Americas Confectionery and Asia Pacific.
Profit from Operations was £1,003 million. This was £178 million or 22% higher than in 2004.
The key drivers of this increase were:
•	A £68 million reduction in Restructuring costs (see page 37);

•	A £23 million credit arising from adoption of IAS 39 (see page 38);

•	A £7 million increase in Non-trading items (see page 38);

•	A £1 million reduction in Brand intangibles amortisation (see page 38); and

•	A £79 million increase arising from other trading factors (see segmental discussion on pages 41 to 44)
Consistent with the impact on Revenue, currency movements had a £15 million (2%) favourable impact on Profit from Operations. The full-year impact of acquisitions, net of disposals, was minimal at £2 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Profit from Operations.
Profit before Taxation increased by 31% to £843 million. The increase reflected the increase in Profit from Operations as well as a reduction in financing costs and an increase in our share of our associates’ profits.

Earnings per Ordinary Share
Basic earnings per share increased by 44% or 11.4 pence principally reflecting the increased Profit from Operations (contributing 8.2 pence per share of the growth) and the recognition of a net deferred tax asset in the UK for the first time (contributing 5.1 pence per share of the growth).
The absence of a 53rd week in 2005 resulted in an estimated reduction of 0.2p or 1%. Acquisitions, net of disposals, contributed to full year earnings per share by 0.6p (2%). Movements in exchange rates contributed a further 0.4 pence. At constant currency and after excluding the impact of the 53rd week in 2004, the base business grew earnings per share by 43% or 11.2 pence.
Sources of Revenue and Trading Costs
Revenue is generated from the sale of branded confectionery products such as chocolate, sugar and gum, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with Revenue and there are no significant time lags.
Direct trading costs consisted mainly of raw materials, which for confectionery products are mainly cocoa, milk, sugar and various sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received, and made, in line with the related Income Statement recognition. The main exceptions to this are:
•	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the Income Statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.

•	Up-front contractual payments in Americas Beverages, which are charged to the Income Statement over the period of the supply contract.

•	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the Income Statement to match utilisation of the asset.
Integration of Adams
In March 2003 the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. The performance of the Adams business continues to exceed our expectations.
Key highlights in respect of Adams are as follows:
•	Revenue growth ahead of the acquisition plan and its four power brands (Trident, Dentyne, Halls and the Bubbas) growing at 13%.

•	Adams market share has grown in all its major markets.

•	The business is now fully integrated into the Cadbury Schweppes business, following successful transfers from Pfizer IT systems in the US and Canada.

•	Estimated returns are exceeding the cost of capital in 2005 — one year earlier than the acquisition model.

The Fuel for Growth Programme
In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007. Following the announcement of the Europe Beverages disposal, the target cumulative savings have been reduced from £400 million to £360 million reflecting the target cumulative saving of the disposed business. It is still expected that the investment required to deliver the £360 million of cost savings will be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. No adjustment arose from the decision to dispose of Europe Beverages as its investment had been incurred pre-disposal.
Key highlights of the Fuel for Growth programme are as follows:
•	In 2005, Fuel for Growth projects generated £90 million of gross savings, in line with our expectations.

•	Savings were principally generated from headcount reductions, factory closures and enhanced production processes.

•	The cumulative savings since the initiative began in mid-2003 are £180 million compared to expected total cost savings of £360 million by 2007.
Future Trends
Future Revenue and Profit from Operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management driven initiatives aimed at improving our business performance. These two drivers of trends are discussed below.
External Factors
As a manufacturer and distributor of branded confectionery and beverage products we are impacted by changing consumer trends affecting the principal product markets in which we operate.
Both the confectionery and beverage markets in which we operate are growing. However changing consumer preferences may affect growth rates in certain confectionery products and carbonated soft drinks, particularly in developed markets where the risks of obesity have a higher profile. A discussion of these industry trends and how we are positioned to respond to these factors is set out in Item 4 “Information on the Company” (see page 25). We have sought to address these changing consumer preferences through continuing product innovation and diversification.
In confectionery, we have sought to expand our product range in sugar and functional confectionery products and chewing gum. The majority of our gum products are sugar-free. We also continue to review our confectionery portion sizes, our marketing efforts and our labelling to ensure they address consumer concerns. We continue to expand our business operations in developing markets, which are viewed as having the potential for significant volume growth.
In beverages this includes expansion into still and fruit-based beverages. We have a strong and successful portfolio of diet beverage drinks, which is a significant driver of growth in our America Beverages business. There is no significant difference between the margins earned on diet and regular carbonated beverages.
A significant part of our business is conducted through licensing arrangements, notably with bottlers of our beverage products in the USA. There is also a greater concentration of our customer base around the world, generally due to the consolidation of retail trade. Changes in bottling arrangements, such as the termination of certain 7 UP licences in 2002 in the USA, or pricing pressures from customers in countries with concentrated retail trade, could adversely impact our Revenue or Profit from Operations in particular market segments for a period of time.
Raw materials, energy and transportation costs represent a significant proportion of our cost base excluding labour. We buy a variety of raw materials, including agricultural commodities and packaging materials, and also purchase energy in the form of oil, gas and electricity. The prices of raw materials and energy fluctuate from time to time. Sustained or rapid increases in these prices can adversely impact our profitability, although we have hedging programmes in place to smooth the effect of these changes, and also aim to raise the prices of our products to compensate for any cost increases.

Internal factors
Financial Goals
We are committed to generating superior shareowner returns and in pursuit of this goal have set three external financial performance goals for the 2004 — 2007 period. These are:
•	Revenue growth in the base business of between 3% and 5% per annum at constant currency;

•	Underlying operating margin growth of between 50 and 75 basis points per annum at constant currency; and

•	Free Cash Flow totalling £1.5 billion at constant currency over the four year period.
Integral to our achievement of these goals are the Fuel for Growth and Smart Variety initiatives. The Goals and Priorities, Fuel for Growth and Smart Variety programmes are discussed on pages 13 to 17.
In 2005, we met our revenue goal and continued our good progress on our Free Cash Flow goal. In 2006 the Group expects to deliver underlying revenue growth and margin growth within the financial goal ranges and to continue to generate Free Cash Flow in line with our stated four year target. A discussion of Free Cash Flow (a non-GAAP measure) is presented on page 48.
Strategic Developments
In the two years following the Adams acquisition, we focused on integrating the business, growing organically and reducing debt. By early 2005, with all the major Adams integration programmes successfully completed, we started a new programme of reallocating resources against our highest growth and return opportunities.
A key development in 2005 was the announcement of the sale of our Europe Beverages business for €1.85 billion (£1.26 billion). The sale was completed on February 2, 2006. The implications of the disposal on the on-going results of our business are discussed in further detail below.
We have also initiated a programme to identify and dispose of other non-core brands and businesses. In aggregate, the sale of these non-core assets is expected to raise proceeds of between £250 million and £300 million by the end of 2007, with a corresponding reduction in revenues of approximately the same amount. We have also commenced a programme to identify and dispose of surplus properties with the aim of raising proceeds of approximately £100 million.
The proceeds of these disposals are being used to further strengthen our positions in priority and emerging markets through acquisitions and capital investment and to increase the funding of our defined benefit pension schemes.
Major capital investment projects recently announced include:
•	£40 million investment to expand moulded chocolate capacity in the UK.

•	£30 million investment to expand gum capacity in Mexico.

•	£70 million investment to build a green-field gum plant in Poland by 2008.

•	£20 million investment to expand chocolate capacity in Asia Pacific.
In the future, we expect to spend over half of our capital expenditure on growth initiatives, such as new or enhanced production facilities.
Investments in acquisitions, completed or announced, include:
•	The purchase of Green & Black’s, a premium organic chocolate business.

•	An increase in our stake in Kent, the leading Turkish sugar confectionery business, from 66% to 95%.

•	The purchase of Dan Products, the leading gum business in South Africa.

•	Taking majority control of Cadbury Nigeria, following the increase in our stake from 46% to over 50%.
Following recent valuations of our major pension funds, we have decided to make additional payments into certain of our defined benefit schemes. The purpose of these payments is to significantly reduce the deficits and ensure that the schemes are appropriately funded going forward. We are making one-off payments of approximately £125 million before the end of 2006, inclusive of £31 million paid in 2005, and will be increasing our annual cash contributions over the following few years into these defined benefit schemes. The total cost of this commitment will be around £190 million. Following these payments we expect the IAS 19 - Employee Benefits (IAS 19) pension deficit, which was £369 million at 1 January 2006, to be significantly reduced.

Disposal of Europe Beverages
In February 2006 we completed the disposal of Europe Beverages for gross proceeds of €1.85 billion (£1.26 billion). Net proceeds after tax and expenses are expected to be £1.15 billion and will be used to reduce the Group’s debt and increase the funding of the Group’s pension obligations.
The disposal of Europe Beverages will have a number of implications on the results of the business in 2006 and beyond, including:
•	an expected profit on disposal of approximately £480 million, to be recorded in discontinued operations outside Profit for the Period from continuing operations in 2006;

•	a reduction in the contribution of Europe Beverages to Total Group Earnings. In 2005 this contribution amounted to £81 million;

•	a reduction in the Group’s level of debt and a reduction in the total financing charge. As the average interest rates on the Group’s debt are expected to remain around 5% it is expected that the disposal will be earnings dilutive; and

•	a reduction in the Group’s free cash flow. In 2005, Europe Beverages contributed £77 million to the Group’s Free Cash Flow of £404 million. A discussion of Free Cash Flow (a non-GAAP measure) is presented on page 48.
2006 Outlook
In 2006, we expect to continue the good progress we have made over the last two years, in building a business which can deliver sustainable profitable growth. The flexibility provided by the sale of Europe Beverages and disposals of other non-core assets will enable us to further strengthen our confectionery and beverage platforms through strategic capital investments and bolt-on acquisitions.
We expect another good year of Revenue growth driven by an active innovation programme, although comparisons will be to our strong 2005 results. Commodity costs remain challenging with oil prices staying high and sweetener and aluminium prices increasing sharply in the last months of 2005. We expect to more than offset these increases through a combination of price increases and cost reduction initiatives but margin progress will be weighted towards the second half of the year. For the year as a whole, we expect to deliver results within our goal ranges.
In 2006, we expect Restructuring costs to be around £100 million as we continue to implement the Fuel for Growth programme. In December 2005, we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, we will significantly reduce our gum supply requirements from Gumlink A/S and hence incur minimum penalties under the terms of the agreement. Hence within the £100 million of estimated 2006 Restructuring costs, we expect to recognise an estimated £10 million in respect of these penalties in 2006 and a further £20 million in 2007.
In 2006, the average interest rate on our debt is expected to remain at approximately 5%. The use of the Europe Beverages disposal proceeds to reduce average debt is expected to result in a significant reduction in the financing charge.
The 2006 tax rate will be dependent on a number of factors including the possible resolution of tax cases with various tax authorities and the tax consequences of any acquisitions or disposals in the year.
Capital expenditure in 2006 is expected to be around £300 million.

Operating Review
2005 Compared to 2004
Executive Summary

		Base
		Business	Estimated	Acquisition	Exchange
	2004	Growth	53rd week	/Disposals	Effects	2005
	£m	£m	£m	£m	£m	£m

Revenue	6,085	378	(49)	(11)	105	6,508
Change %		+6%	(1%)	0%	+2%	+7%

Profit from Operations	825	173	(11)	1	15	1,003
Change %		+21%	(1%)	0%	+2%	+22%
Operating Margin	13.6%					15.4%

Basic EPS — Continuing and Discontinued	25.9p					37.3p

The key highlights of 2005 were as follows:
•	Revenue growth ahead of goal ranges at 6.3% (5.4% including Europe Beverages)

•	6% confectionery growth: Trident +21%; Halls +9%; Cadbury Dairy Milk +7%

•	6% beverage growth: US carbonates outperforms the market, driven by Dr Pepper

•	Operating margins +180 bps reflecting reduced Restructuring costs partially offset by a challenging cost environment

•	Profit before taxation +31% at £843 million

•	Earnings per share +44% at 37.3 pence

•	Significant increase in Free Cash Flow to £404 million

•	Adams performance strong and growing ahead of the acquisition plan

•	Agreement to sell Europe Beverages for €1.85 billion (£1.26 billion)
(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)
1 Review of 2005 Group Income Statement
(i) Revenue
Revenue at £6,508 million was £423 million or 7% higher than 2004 sales of £6,085 million. The net effect of exchange movements during the year was to increase reported Revenue by £105 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in an £11 million reduction in reported Revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced Revenues by an estimated £49 million, or 1%.
Base business Revenue grew £378 million or 6% driven by growth in all four of our business segments, led by the Americas Confectionery and Asia Pacific business segments. Growth was also broadly based across categories and brands. The growth rate was the highest growth rate for over a decade, as we began to see the benefits of our investments in our brands, capabilities and people.
(ii) Group Profit from Operations
Group Profit from Operations increased £178 million (22%) to £1,003 million compared to 2004. This was driven by an improved trading performance, reduced restructuring costs and the impact of the change in the fair value of our derivatives.
Currency movements had a £15 million (2%) favourable impact on Profit from Operations. The full-year impact of acquisitions, net of disposals, was minimal at £2 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Profit from Operations.
Confectionery revenues grew by 6.3% reflecting a combination of healthy market growth and market share gains. We gained share in 16 out of our top 20 markets with innovation in all categories playing a key role.

All our major brands grew strongly during the year. The ex-Adams brands, including Halls, Trident, Dentyne and the Bubbas, continued to grow strongly with revenues up 11% (2004: 11%). Cadbury Dairy Milk revenues were 7% ahead as we rolled out the successful master-branding concept to Canada and South Africa. Trident grew by 21%, with sales growth boosted by the launch of Trident Splash, a centre-filled gum, in North America and a number of Continental European markets. Dentyne grew by 5% following the launch of Dentyne soft chew in the US and Canada, and the expansion of the brand into the Malaysian market. Halls revenues were ahead by 9%, benefiting from growth in the EMEA business segment where we continue to broaden Halls’ distribution by using our existing route to market.
Emerging markets, which account for around 30% of our confectionery revenues, grew by 12% overall. All markets contributed to this performance with confectionery revenues ahead by 13% in Latin America; by 10% in Africa; by 32% in Russia and, by 11% in Asia Pacific. Developed market growth of 4% was driven by US, Canada, Australia and Japan. In the UK, a 2% rise in revenues was achieved in a year in which innovation activity was reduced to allow the business to focus on a major systems implementation programme. Green & Black’s (acquired in May 2005) continued to perform strongly with year-on-year revenue growth of 49%.
Our beverage businesses in the Americas and Australia grew sales by 6.2% during the year with all markets performing strongly. Our business in North America continued to reap the benefits of consolidating three separately run businesses into one. In Australia, we are leveraging our increased scale following the integration of our full system beverage business with our confectionery operations.
In the Americas, our US carbonates business significantly outperformed the market during the year with a 40 basis points increase in market share to 17.0%. Dr Pepper was the primary driver of performance with volumes ahead by 6% as Dr Pepper Cherry Vanilla (launched in late Q4 2004) moved into national distribution at the beginning of the year. Non-Carbonate volumes in the US were up 5% with the improved performance reflecting our focus on core brands and some sell-in to the trade ahead of a January price increase. In Mexico, we continued to generate strong profitable growth with revenues up 14% in a competitive market. In Australia, we had another good year with sales up 7% as we focused on a smaller range of brands.
Operating margins increased by 180 basis points to 15.4% from 13.6%. Exchange rate movements had an insignificant impact on margins.
After excluding the impact of the 53rd week in 2004 margins grew by 190 basis points with Fuel for Growth savings of £90 million (excluding Europe Beverages), £68 million of reduced Restructuring spend and the £23 million credit arising from the adoption of IAS 39 being partially offset by sharply escalating raw material and oil related costs and higher investment behind growth initiatives. In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities, and the understanding of our consumers.
Marketing
Marketing expenditure during the year was £683 million, an increase of £16 million (2%) over 2004. Changes in exchange rates contributed £10 million of this increase. This represents a marketing to sales ratio of 10.5%.
Restructuring Costs
Costs in respect of business restructuring were £72 million compared with £140 million last year.
In 2005, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	2005	2004
	£m	£m

Integrating Adams	16	55
Other Fuel for Growth projects in the base business	56	54

Total Fuel for Growth	72	109
Write down of IT assets	—	31

Restructuring costs	72	140

Of this total charge of £72 million, £38 million was redundancy related and £18 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.

More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 41 to 44. The table below details the business segment analysis of restructuring costs.

	2005	2004
	£m	£m

Americas Beverages	6	23
Americas Confectionery	21	41
EMEA	22	22
Asia Pacific	15	18

	64	104
Central	8	36

	72	140

The total Fuel for Growth restructuring spend undertaken to date amounts to £374 million, or 75% of the total expected Fuel for Growth restructuring spend of £500 million. In 2006, Restructuring spend is expected to be around £100 million, reflecting the restructuring activities associated with the ongoing Fuel for Growth cost reduction initiative and penalties under the Gumlink supply agreement. In 2005 we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, we will reduce our gum supply requirements from Gumlink A/S and incur penalties under the terms of the Gumlink supply agreement. We will recognise a restructuring cost in 2006 and 2007 in respect of these costs. These charges are estimated to be £10 million and £20 million respectively.
Amortisation of Brand Intangibles
Amortisation of brand intangibles at £6 million was £1 million lower than in 2004.
Non-trading items
During 2005, the Group recorded a net profit from non-trading items of £25 million compared to a profit of £18 million in 2004. The main items within non-trading items were:
•	a £20 million profit from the disposal of Holland House Cooking Wines;

•	a loss of £1 million on the disposal of Piasten, our German confectionery subsidiary;

•	a net gain of £4 million on the sale of trade investments; and

•	a net profit of £2 million through disposals of surplus properties.
IAS 39 Adjustment
Fair value accounting under IAS 39, which was adopted from 2 January 2005, resulted in a credit of £23 million to our reported results principally reflecting the fact that spot commodity prices and exchange rates were lower than the rates implicit in the Group’s hedging arrangements.
(iii) Share of Result in Associates
The Group’s share of profits in associates (net of interest and tax) at £28 million was £6 million higher than in 2004, with the year-on-year increase due to improved trading performance from our US bottling associate, Dr Pepper/Seven Up Bottling Group and the 5% increase in the Group’s stake acquired in June 2005.
(iv) Financing
The net financing charge at £188 million was £17 million lower than the prior year. There is no net impact of IAS 39 adjustments on the net financing charge. The reduction in the charge reflects the impact of:
•	the incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Securities (“QUIPs”) in April 2005; offset by:

•	a reduction in average net borrowing arising from positive operational cash flows in the year; and

•	the impact of exchange rates and the absence of the additional week relative to 2004.
The combination of a reduced interest charge and increased Profit from Operations resulted in the Group’s interest cover rising to 5.7 times from 4.4 times in 2004.

(v) Taxation
Profit before Taxation rose by 31% to £843 million reflecting the improved trading performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which has significantly reduced the reported tax charge of £140 million.
(vi) Discontinued Operations: Europe Beverages
Europe Beverages Revenue was £649 million, down 1% versus 2004 or 2% at constant exchange rates. Profit from Operations of £98 million represented a 9% increase, or 8% at constant currency. The 53rd week in 2004 had a negligible impact on the year-on-year comparatives. The key drivers of the improved performance were:
•	a £12 million reduction in Restructuring costs; offset by

•	a £4 million decline from other factors reflecting a combination of weak markets in France and Spain and the management time spent on the sale process.
The net profit from Europe Beverages of £73 million consists of Profit from Operations of £98 million (including Restructuring costs of £14 million), Financing cost of £1 million, Taxation of £15 million and Disposal costs of £9 million.
The reported tax charge for Europe Beverages is £15 million representing a rate of approximately 15.5%. In connection with the disposal, the Group has recorded a deferred tax credit of £11 million arising on the transfer of certain intellectual property assets out of the Europe Beverages companies prior to disposal that significantly reduced the reported tax rate.
We anticipate reporting a profit on disposal in 2006 of around £480 million after tax and expenses.
(vii) Minority Interests
Profit attributable to minority interests in 2005 of £11 million was £11 million lower than 2004. The decrease reflects the redemption of the Group’s $400 million Quarterly Income Preferred Securities (QUIPs) in April 2005.
(viii) Dividends
The Board has proposed a final dividend of 9.00 pence, up from 8.70 pence in 2004, an increase of 3%. Including the interim dividend of 4.00 pence, the total dividend for 2005 is 13 pence, a 4% increase on the 12.50 pence dividend in 2004. The dividend cover increased to 2.9 times from 2.1 times in 2004.
(ix) Earnings per Share
Basic Earnings per Share rose by 44% to 37.3 pence principally reflecting the improved trading business performance, the reduction in Restructuring costs and the £104 million credit arising on the recognition of a deferred tax asset in the UK.
(x) Acquisitions and Disposals
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the purchase of a further 5% share in our associate Dr Pepper/Seven Up Bottling Group associate.
Disposal proceeds of £41 million arose principally from the disposal of the Gumlink investment (see page 35) and the Holland House Cooking Wines brand.
(xi) Effect of Exchange Rates and Inflation on 2005 Reported Results
Over 80% of the Group’s revenues and profits in 2005 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2005 compared with 2004, the biggest exchange rate impact on the Group’s results was the strengthening in the Australian Dollar and Mexican Peso.
The overall impact of exchange rate movements on the Group’s Revenue and Profit growth is shown separately. In 2005, movements in exchange rates increased the Group’s Revenue by 2%, pre-tax profit by 1% and Earnings per Share by 1%.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

2005 Compared to 2004 – Business segments performance
Information used by management to make decisions
Regular period management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
•	Revenue

•	Sales volumes

•	Underlying Profit from Operations

•	Underlying Operating margins

•	Free Cash Flow

•	Net cash from operating activities (a key component of Free Cash Flow)
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely Underlying Profit from Operations, Underlying Operating margins and Free Cash Flow. These management performance measures, which are non-GAAP measures, are discussed below and on page 46 to 48.
Underlying Earnings Measures
As required by US GAAP, a segmental analysis of “Underlying Profit from Operations” is presented alongside Profit from Operations on pages F-7 and F-8 of the audited financial statements as well as a segment-by-segment reconciliation from Underlying Profit from Operations to the corresponding IFRS measure which is Profit from Operations. We calculate Underlying Profit from Operations, which is a non-GAAP measure, by adjusting Profit from Operations to exclude the effects of the following:
•	Restructuring costs;

•	Non-trading items;

•	Intangibles amortisation; and

•	IAS 39 adjustment;
Underlying Operating margins are calculated by dividing Underlying Profit from Operations by Revenue and expressing the result as a percentage.
In addition, as permitted under IFRS, we present “Underlying Earnings per Share”, along with a reconciliation to Earnings per Share in Note 13 to the audited financial statements. We calculate Underlying Earnings per Share, which is a non-GAAP measure, by adjusting Basic Earnings per Share to exclude the effects of the following:
•	Restructuring costs;

•	Non-trading items;

•	Intangibles amortisation;

•	IAS 39 adjustment;

•	the tax impact of the above; and

•	certain taxation items as explained below.
The reconciling items between reported and underlying performance measures are discussed in further detail below.
The costs we are incurring in implementing the “Fuel for Growth” project and integrating acquired businesses are classified as Restructuring costs. Our four year “Fuel for Growth” initiative aims to reduce direct and indirect annual costs by £360 million by 2007. Achieving these benefits is expected to require total Restructuring expenditure of £500 million over the life of the project, with £300 million of capital expenditure. We view these costs as costs associated with investments in the future performance of the business and not part of the underlying performance trends of the business. Hence these Restructuring costs are separately disclosed in arriving at Profit from Operations on the face of the Income Statement.
Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at Profit from Operations, however we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a significant impact on the absolute amount of and trend in Profit from Operations and Operating margins and are not included in the underlying performance trends of the business.
Our performance is driven by the performance of our brands, some of which are predominantly internally generated (e.g. those within the EMEA business segment) and some of which have been acquired (e.g. those within the Americas Confectionery business segment). Certain of the acquired brands are assigned a finite life and result in an amortisation charge being recorded in arriving at Profit from Operations. There are no similar charges associated with our internally generated brands. We believe that excluding brand intangible amortisation from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances, we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rate that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. Therefore we make an adjustment to exclude these effects from our underlying performance measures.
In order to provide comparable earnings information the tax impact of the above items is also excluded in arriving at Underlying Earnings. In addition, from time to time, there may be tax items that as a consequence of their size and nature are excluded from Underlying Earnings. In 2005, we recognised a deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition, an intra-Group transfer of certain non-tax deductible intellectual property rights undertaken in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million tax credit in arriving at the profit for the period from discontinued operations. As a consequence of their size and nature, these amounts have been excluded from the Underlying Earnings of the Group.
For the reasons stated above, “Underlying Profit from Operations”, “Underlying Operating Margins”, “Underlying Earnings” and “Underlying Earnings per share” are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.
“Underlying Profit from Operations”, “Underlying Operating Margins”, “Underlying Earnings” and “Underlying Earnings per Share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business and set external targets for cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for Profit from Operations, Earnings or Earnings per Share. As the CEC carries out its performance analysis, its decision making processes and incentivises employees based on “Underlying Profit from Operations”, “Underlying Earnings” and “Underlying Earnings per Share” we believe that these measures provide additional information on our underlying performance trends to investors, prospective investors and investments analysts that should be provided alongside the equivalent GAAP measures.
Americas Beverages

				53rd
		Base	Acquisitions	week	Exchange
Full Year Results (£m)	2004	Business	/Disposals	Est	Effects	2005

Revenue	1,686	99	—	(19)	15	1,781
		+6%	0%	(1%)	+1%	+6%
Underlying Profit from Operations	503	24	—	(6)	3	524
		5%	0%	(1%)	0%	+4%
Underlying Operating Margins	29.8%					29.4%

The results of Americas Beverages in 2005 were significantly impacted by:
•	Strong Revenue performance with Revenue growth of 6%.

•	Margins adversely impacted by 40 basis points reflecting a challenging cost environment.

•	Improved non-carbonated soft drinks performance in the US with Revenue ahead 4%.

•	Continued good growth in Mexican beverages where Revenue grew by 14%.
Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink performance and improving non-carbonated soft drink sales.
In the US, carbonated soft drink Revenues rose by 6%. We outperformed the carbonated soft drink market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7 UP where volumes fell by 8%.
Non-carbonated soft drink performance in the USA improved through the year with Revenues ahead by 4% in the year and 8% in the second half reflecting a strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some buy-in by our customers ahead of price increases scheduled for the first quarter of 2006. Revenues in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-carbonated soft drink portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.

Americas Confectionery

				53rd
		Base	Acquisitions	week	Exchange
Full Year Results (£m)	2004	Business	/Disposals	Est	Effects	2005

Revenue	1,093	111	—	(3)	27	1,228
		+10%	0%	0%	2%	+12%
Underlying Profit from Operations	143	26	—	(1)	4	172
		+18%	0%	(1%)	3%	+20%
Underlying Operating Margins	13.1%					14.0%

The results of Americas Confectionery in 2005 were significantly impacted by:
•	Revenue growth of 10%, driven by power brands.

•	Market share gains reflecting strong innovation pipeline.

•	Continued margin improvement – led by Canada.

•	Strong growth in emerging markets with Revenue growth of 13%.
Revenue increased by 10% and margins increased by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our five power brands, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
In North America, Revenue growth in the US of 11% was led by gum. A strong innovation pipeline, including the launch of Trident Splash and Dentyne soft chew drove healthy market share gains particularly in the second half. We gained 80 basis points of gum share during the year with the latest four week period over 300 basis points up at 30%. In Canada, branded Revenue rose by 8% and total Revenue by 4% reflecting a focus on a smaller range of profitable brands. This focus on more profitable growth led to over 150 basis points increase in margins in Canada.
In emerging markets, Revenue grew by 13% with double-digit growth in all territories, including Mexico up 10% and Brazil up 15%.
Strong margin performance was due to the combination of Revenue growth, focus on profitable growth in Canada and the cost benefit arising from the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester into Canada and Colombia.
Excluded from Underlying Profit from Operations were restructuring costs of £21 million. These costs reflect the completion of the Adams integration projects in the USA (£6 million), including the completion of the transition off the Pfizer shared services system. Restructuring costs in Canada (£9 million), reflected the costs of transition off the Pfizer shared services systems as well as the cost required to rationalise the Canadian brand range and packaging options. Further costs were incurred, mainly in Brazil, following the closure of the Cumbica site and transfer of production to Bauru.

Europe, Middle East and Africa (EMEA)

				53rd
		Base	Acquisitions	week	Exchange
Full Year Results (£m)	2004	Business	/Disposals	Est	Effects	2005

Revenue	2,246	88	(12)	(18)	29	2,333
		4%	0%	(1%)	1%	4%
Underlying Profit from Operations	323	12	1	(3)	3	336
		4%	0%	(1%)	1%	4%
Underlying Operating Margins	14.4%					14.4%

The results of EMEA in 2005 were significantly impacted by:
•	Revenue growth of 4%, driven by our emerging markets in Africa and Russia.

•	Developed market revenue growth was modest, reflecting the difficult retail environment in Continental Europe.

•	UK revenue ahead 2%, reflecting a planned reduction in innovation at the time of a major new IT implementation.

•	Margins were flat year-on-year, with Fuel for Growth savings offset by IT implementation costs of £20 million in the UK.
The 4% increase in Revenue in the EMEA region was driven by our emerging market businesses in Africa and Russia, which in total grew by 11%. Developed market sales were modestly ahead reflecting the difficult retail environment in Continental Europe, particularly in France, and the planned reduction of innovation activity in the UK as we installed a major new information system.
In the UK, Revenue was ahead by 2%. Our overall market share rose by 10 basis points due to a focus on the Maynard and Bassett master-brands in sugar and growth in premium chocolate. The Green & Black’s organic chocolate range grew year-on-year by 49%.
While Western European markets remain difficult, our focus on the growing gum and value-added sugar categories enabled our businesses in the region to register modest growth overall. We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under various brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
Revenue in Russia rose by 32% benefiting from investments in upgrading the quality of our Dirol and Stimorol brands using Adams product technology and in sales force capabilities. Strong growth in South Africa was driven by the re-launch of Cadbury Dairy Milk.
Margins were flat year-on-year largely reflecting the £20 million cost of IT implementation in the UK. Fuel for Growth cost reduction projects included the final closures of the Manchester and Chesterfield plants in the UK, and our Adams Cape Town facility in South Africa.
Excluded from Underlying Profit from Operations were Restructuring costs of £22 million. These costs include the expenses associated with the relocation our Irish gum production facilities from the existing Pfizer site (£5 million), headcount reductions in our South African (£4 million) and French (£3 million) supply chain operations, the completion of the closure of the Manchester and Chesterfield plants in the UK (£2 million) and the integration of our Spanish and Portuguese businesses (£2 million).

Asia Pacific

				53rd
		Base	Acquisitions	week	Exchange
Full Year Results (£m)	2004	Business	/Disposals	Est	Effects	2005

Revenue	1,050	81	1	(9)	34	1,157
		+8%	0%	(1%)	+3%	+10%
Underlying Profit from Operations	134	19	—	(2)	6	157
		+14%	0%	(2%)	+5%	+17%
Underlying Operating Margins	12.8%					13.5%

The results of Asia Pacific in 2005 were significantly impacted by:
•	Strong Revenue growth of 8%.

•	Developed market revenue growth of 7% and emerging markets ahead 11%.

•	Good margin growth reflecting the benefits of cost reduction projects and a focus on profitable growth.
Our Asia Pacific region had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
Our confectionery operations in Australia and New Zealand grew revenues by 7% following a number of highly successful new product launches in Australia (Cadbury Caramel Whip, Boost and Brunch Bar) and share recovery in New Zealand. Our beverage business in Australia grew revenues by 7% despite discontinuing a number of its smaller less profitable brands. In Japan, innovation in gum, particularly in the Clorets and Whiteen brands, led to a 140 basis point increase in share to 16.8% and a further improvement in margins.
In emerging markets, India grew strongly with Revenue up 14% and chocolate share ahead by 120 basis points to 70.5%. Performance was also boosted by a resurgence in our business in Pakistan. In South East Asia, we continued to extend our share leadership in gum in Thailand (by 80 basis points to 58.9%), driven by the focus on sugar-free gum. The successful launch of Dentyne in Malaysia, using product sourced from our Thailand operations, saw our gum share increase by nearly 10 percentage points to 17.0%. In China, where we have been refocusing the business, Revenue was 11% ahead as we relaunched our Cadbury Dairy Milk range of products.
Margins in the region were 80 basis points ahead due to the benefits of cost reduction projects and a focus on profitable growth. Key efficiency projects during the year included supply chain optimisation in Australia and New Zealand; manufacturing consolidation in China; and automation of Bournvita production in India.
Excluded from Underlying Profit from Operations were restructuring costs of £15 million. The main costs arose from headcount reductions in the Australian and New Zealand supply chain operations (£6 million), in the Indian supply chain operations (£5 million) and the reorganisation of the Chinese route-to-market (£2 million).
Central

				53rd
		Base	Acquisitions	week	Exchange
Full Year Results (£m)	2004	Business	/Disposals	Est	Effects	2005

Revenue	10	(1)	—	—	—	9
		(10%)	—	—	—	(10%)
Underlying Profit from Operations	(149)	(8)	—	1	—	(156)
		+5%	—	0%	—	5%
Underlying Operating Margins	n/a					n/a

Central Revenue arises on the rendering of research and development services to third parties. Central costs have increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.
Excluded from Underlying Profit from Operations were Restructuring costs of £8 million, including the initial costs in creating a global IT organisation (£6 million) and the initial costs of creating a wider shared business services offering (£2 million).

Capital Structure and Resources

Capital Structure
During 2005 our market capitalisation increased by approximately £1.35 billion to £11.45 billion, principally due to a 65 pence increase in the share price during the year to 550 pence at January 1, 2006 (485 pence at January 2, 2005). Net borrowings increased during the year from £3,870 million at the end of 2004, to £3,900 million at the end of 2005, representing 34% of our total market capitalisation.
We continue to manage our capital structure proactively to maximise shareowner value whilst maintaining flexibility to take advantage of opportunities which arise to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage our capital structure, we have sought, and been given, shareholders’ approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2006. Additionally, many of the obligations under our share plans described in Note 26 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust did not purchase any shares during 2005 or 2004 and held 22 million shares at the end of 2005, representing approximately 1.1% of the Company’s issued share capital.

Borrowings
At the end of 2005, the total of gross short-term and long-term borrowings was £4,279 million compared with £4,216 million at the end of 2004. Cash and cash equivalents decreased to £332 million at the end of 2005 compared to £325 million at the end of 2004. Our borrowings, net of cash and cash equivalents and short-term investments, “net debt” increased to £3,900 million at the end of 2005, from £3,870 million at the end of 2004. The increase reflects the fact that the cash flows generated from the business operations were more than offset by exchange rate movements and the extra borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Securities (QUIPs). It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. At the end of 2005 £3,065 million of our gross debt was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year.
Gearing is calculated as follows:

	2005	2004
	£m	£m

Net debt (see below)	3,900	3,870

Ordinary shareholders’ funds	3,008	2,071
Equity minority interests	27	21

	3,035	2,092

Gearing ratio %	129	185

At the end of 2005, 84% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. Further information on our use of derivative financial instruments is given below. Interest cover was 5.7 times in 2005 compared with 4.4 times in 2004.
At 1 January 2006 we had undrawn committed borrowing facilities of £1.1 billion. This relates to a revolving credit facility, which matures in 2010. The interest rates payable on this borrowing facility are LIBOR plus 0.225% to 0.38% per annum. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect our operations. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
Our long-term credit rating has remained unchanged during 2005 at BBB.
For 2006, debt levels at constant currencies are expected to reduce following the receipt of £1.26 billion proceeds from the sale of European Beverages and further free cash inflows. The Group’s debt is largely denominated in foreign currencies (see Note 27). The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the Financial Statements.
Net Debt
References to “Net Debt” refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents of the business and our short-term investments.
The table below reconciles Net Debt, as we define it, to the corresponding IFRS balance sheet captions.

	2005	2004
	£m	£m

Short-term investments	47	21
Cash and cash equivalents	332	325
Short-term borrowing and overdrafts	(1,194)	(610)
Obligations under finance leases	(20)	(20)
Borrowing — non current	(3,022)	(3,520)
Obligations under finance lease — non current	(43)	(66)

Net Debt	(3,900)	(3,870)

“Net Debt” is not a defined term under IFRS or US GAAP and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net Debt is the measure we use for internal debt analysis. We believe that Net Debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.

Contractual Obligations
As at 1 January 2006:

	Payments due by period
			1-3	3-5	5+
	Total	<1 year	years	years	years
Contractual Obligations	£m	£m	£m	£m	£m

Bank loans and overdrafts	247	111	60	75	1
Estimated Interest payments — borrowings (1)	249	99	93	57	—
Estimated Interest payments — interest rate swaps (1)	276	143	120	13	—
Finance leases	63	20	42	—	1
Other borrowings	3,969	1,083	1,487	820	579
Operating leases	298	52	79	54	113
Purchase obligations	425	372	50	3	—
Expected payments into pension plans (2)	342	157	185	—	—
Other non-current liabilities (3)	224	—	202	21	1

Total	6,093	2,037	2,318	1,043	695

As at 2 January 2005:

	Payments due by period
			1-3	3-5	5+
	Total	<1 year	years	years	years
Contractual Obligations	£m	£m	£m	£m	£m

Bank loans and overdrafts	279	101	178	—	—
Estimated Interest payments — borrowings (1)	696	190	279	174	53
Estimated Interest payments — interest rate swaps (1)	319	115	163	35	6
Finance leases	86	20	43	22	1
Other borrowings	3,851	509	1,302	1,123	917
Operating leases	335	59	81	61	134
Purchase obligations	273	247	25	1	—
Expected payments into pension plans	56	56	—	—	—
Other non-current liabilities (3)	287	—	254	32	1

Total	6,182	1,297	2,325	1,448	1,112

(1)     Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.
(2)     Expected payments into pension plans (including £160 million of additional payments to further fund its defined benefit obligation) represents the best current estimate of the payments to be made into the scheme over the next three years. This is the period of time until the next full valuation of the Cadbury Schweppes Pension Fund, the scheme that represents over 70% of the Group’s gross pensions obligation. We do not believe that it is possible to estimate with any accuracy the contribution rates that will arise subsequent to this valuation as it is not possible to accurately forecast the future level of the funding deficit at this time.
(3)     Other non-current liabilities comprise trade and other payables, tax payable, long term provisions and obligations under finance leases. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.
The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at January 1, 2006 being £4,064 million (2004: £3,898 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at January 1, 2006 was £3,607 million (2004: £3,592 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2004: £76 million).
See also Note 34 (c) of the financial statements.
Off balance sheet arrangements
The Group has no off balance sheet arrangements.

Cash Flows
Free Cash Flow
References to “Free Cash Flow” refer to the amount of cash we generate after meeting all our obligations for interest, tax and dividends and after all capital investment.
“Free Cash Flow” is not a defined term under IFRS or US Generally Accepted Accounting Principles (US GAAP) and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of Cash Flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. “Free Cash Flow” therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated that may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

	2005	2004
	£m	£m

Net cash from operating activities	1,090	956
Add back:
Additional funding of past service pensions deficit	31	—
Less:
Net interest paid	(199)	(211)
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

Free Cash Flow	404	229

Net interest paid includes interest paid (£230 million) less interest received (£31 million). Net capital expenditure includes purchases of property, plant and equipment (£298 million) less proceeds on disposal of property, plant and equipment (£37 million). Net dividends paid includes dividends paid (£261 million), dividends paid to minority interests (£7 million) less dividends received from associates (£11 million).
In 2005, payments of £31 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy totalling some £190 million in the period to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the 2005 Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
We generated Free Cash Flow of £404 million, an increase of £175 million compared to 2004 when Free Cash Flow was £229 million.
At the exchange rate ruling in 2003 (the year when the £1.5 billion Free Cash Flow target was set), Free Cash Flow was £450 million, taking cumulative Free Cash Flow to £715 million.
This increase in Free Cash Flow resulted from the incremental cash flows generated by our improved underlying Profit from Operations and reduced spend in relation to restructuring projects. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.
On a constant currency basis we expect to see further strong free cash flow performance in 2006 and believe we are on track to meet our goal of generating £1.5 billion of free cash flow over the 2004 – 2007 period.
Net cash flow from operating activities was £1,090 million.
Cash Outflows on Acquisitions and Disposals
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the final settlement in respect of the purchase of Adams China. In addition we purchased an incremental 5% share in our associate, Dr Pepper/Seven Up Bottling Group and acquired a further investment in our Nigerian associate, taking ownership closer to majority. Disposal proceeds of £41 million arose on the disposal of our investment in Gumlink, a Danish gum production business, and Holland House Cooking Wines, a US beverages brand.
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard and the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc. Disposal proceeds of £11 million arose principally from the disposal of the South African food division.
Capital Expenditure
Capital expenditure in 2005 was £298 million (2004: £285 million), an increase of 5% over the level of expenditure in 2004 with key areas of expenditure being related to Fuel for Growth cost reduction programmes and spend related to IT implementations, and the costs associated with transferring Adams businesses from Pfizer to Cadbury Schweppes systems. All these projects were funded from internal resources.
For 2006 we expect capital spend to be in the region of £300 million, driven by investments behind the Fuel for Growth initiatives and investment in the production capacity and facilities of the Group. We expect to continue to fund this from internal resources.
At 1 January 2006 we had capital commitments of £14 million. We also anticipated that these commitments will be financed out of our Free Cash Flow.
Net cash flow before financing was £583 million.
Financing Cash Flows
The net cash outflow from financing during 2005 was £592 million. This included payment of dividends of £261 million to shareholders. In the year borrowings of £193 million were repaid. This was offset by the £219 million of incremental borrowings required to repay the Group’s $400 million Quarterly Income Preferred Securities (QUIPs).
The net cash outflow from financing during 2004 was £539 million. The most significant element of this was the payment of dividends of £246 million and the net repayment of borrowings of £397 million.
Net Cash
Cash and cash equivalents (net of overdrafts) decreased during 2005 by £8 million to £276 million. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Quantitative and Qualitative disclosures about market risk
Treasury Risk Management
We are exposed to market risks arising from our international business. Derivative financial instruments are utilised to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than as expressly stated, the policies set out below apply to prior years as well as being forward looking.
Substantially all financial instruments economically hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and we are of the opinion that it is highly probable that they will occur. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships.
(i) Liquidity Risk
We seek to achieve a balance between certainty of funding even at difficult times for the markets or ourselves and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond our means to repay and refinance. To this end, the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50% three years or more. Committed but undrawn facilities are taken into account for this test.
(ii) Interest Rate Risk
We have an exposure to interest rate fluctuations on our borrowings and manage these by the use of interest rate swaps, cross currency interest rate swaps and forward rate agreements. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 84% was at fixed rates of interest at the year end (2004: 85%), but the year end level of total net debt is around £100 million lower than the annual average. Assuming no changes to the borrowings or hedges, we estimate that a rise of 1 percentage point in interest rates in all currencies in which we have borrowings would have affected 2005 profit before tax by less than 1% (2004: 2%).
(iii) Currency Risk
We operate internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. We do not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
We seek to relate the structure of borrowings to the trading cash flows that service them and our policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
Based on our results for the year ended January 1, 2006, a 1% fluctation in the value of sterling relative to each of the other currencies in the countries in which we sell our products would result in a £54 million and £10 million change in Revenue and Profit from Operations respectively.
We also have transactional currency exposures arising from our international trade. Our policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. We make use of the forward foreign exchange markets to hedge its exposures. While there are exchange control restrictions which affect the ability of certain of our subsidiaries to transfer funds to the UK, the operations affected by such restrictions are not material to our business as a whole and we do not believe such restrictions have had or will have any material adverse impact on our business as a whole or our ability to meet our cash flow requirements.
(iv) Fair Value Analysis
The table below presents the changes in fair value of our financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.

As at 1 January 2006:

		Fair value change arising from
		1% decrease in	10% weakening
		interest rates	£ against
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash and cash equivalents	332	—	19
Short term investments	47	—	4
Borrowings	(4,277)	(96)	(364)
Currency and interest rate swaps	11	2	1
Interest rate swaps	(9)	(6)	(1)
Currency exchange contracts (including embedded derivatives)	(2)	—	4

As at 2 January 2005:

		Fair value change arising from
		1% decrease in	10% weakening
		interest rates	£ against
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash and cash equivalents	201	—	17
Short term investments	145	—	8
Debt	(4,254)	(97)	(312)
Currency and interest rate swaps	(5)	4	20
Interest rate swaps	(25)	(28)	(2)
Currency Exchange contracts	(10)	—	32
Quarterly Income Preferred Securities (see Note 30)	(219)	(2)	(22)

The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 1 January 2006, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 1 January 2006, with all other variables remaining constant. Further information on fair values is set out in Note 28 to the Financial Statements.
The sensitivity analysis above shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

(v) Commodities
In respect of commodities the Group enters into forward and future contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
The Group held the following commodity futures contracts at January 1, 2006:

	2005	2004
	Fair value	Fair value
	£m	£m

Commodities (asset)	13	5
Commodities (liabilities)	(1)	(7)

Total £ equivalent notional	12	(2)

Commodity futures contracts were held in Sterling and US dollars. The majority of commodities contracts mature within one year. The notional amount of cover decreased from 273,371 metric tonnes in 2004 to 161,574 metric tonnes in 2005.
The commodities futures contracts held by the Group at year end expose the Group to adverse movements in cash flow and profit and loss due to the market risk arising from changes in prices for sugar, cocoa and aluminium traded on the LIFFE (London International Financial Futures and Options Exchange), LME (London Metals Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc). Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at year end would result in a decrease in fair value of £6.8 million (2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(vi) Credit Risk
We are exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but we do not expect any counterparties to fail to meet their obligations given our policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a net positive fair value at the reporting date.

Review of Accounting Policies
Critical Accounting Estimates
The preparation of our financial statements in conformity with IFRS, and the reconciliation of these financial statements to US GAAP, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and Revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below. Where we are required to make materially different estimates or judgments for US GAAP from those required under IFRS these are separately discussed.
Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results. We also have other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.
(i) Brands and other intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 99% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at Revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams, a definite life is assigned and the value is amortised over the life.
The cost of brands and other intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.
A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce Profit from Operations and reduce the value of the fixed assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.
(ii) Recoverability of Long Lived Assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value, an impairment would be charged to the Income Statement.

The key assumptions applied in arriving at a value in use for a long-lived asset are:
•	The estimated future cash flows that will be derived from the asset; and

•	The discount rate to be applied in arriving at a present value for these future cash flows.
Future Cash Flows
In estimating the future cash flows that will be derived from an asset, we make estimates regarding future revenue growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long-term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. We attempt to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.
Discount Rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the fair value of the long-lived assets and decrease the likelihood of impairment.
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5%.
Where applicable, we review the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.
(iii) Trade Spend and Promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgments. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.
Up front payments are made to secure product installation in the fountain and food service channel of several of our beverage products. These payments are amortised (as a deduction to Revenue) based upon a methodology (time or volumes sold) consistent with our contractual rights under these arrangements. The total unamortised up front payments as at the year end amounted to approximately £66 million. The weighted average period over which the up front payments are being amortised is approximately 10 years with the longest period being 20 years. Were we unable to enforce our rights under the relevant contracts we may be required to accelerate the recognition of such costs, which would reduce future revenue.

(iv) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, USA, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.
The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuation in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
In arriving at the present value of the pension liabilities, we must estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.
In calculating the present value of the pension liabilities we are also required to estimate mortality rates (or life expectancy), including an expectation of future changes in mortality rates. The Group uses actuarial advisers to select appropriate mortality rates that best reflect the Group’s pension scheme population. If the mortality tables, or our expectation of future changes in the mortality tables, differ from actual experience then we will be required to revise our estimate of the pension liabilities and may be required to adjust the pension cost.
In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will decrease the pension charge for the year. Conversely an increase in the expected rate of return will decrease the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will be increased. If the actual returns exceed the long-term estimate the charge recorded in future periods will be decreased.
Under US GAAP, the costs of providing these benefits are also calculated using a projected unit credit method. Although there are certain differences between the timing and method of recognition between these two approaches, the underlying assumptions are consistent.
An indication of the variability of the main assumptions applied by management over the past two years is set out below:

	2005	2004
Discount rate	5.0%	5.4%
Rate of asset returns	7.2%	7.4%
Rate of salary increases	4.2%	4.4%

A 25 basis point decrease in the estimate of the discount factor would have resulted in an approximate £1 million decrease in the pension costs. A 25 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £4 million increase in the pension costs.

(v) Income taxes
As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. This process involves an estimation of the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.
Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such an event, we would be required to make an adjustment in a future period, and this could materially impact our financial position and results of operations.
We operate in numerous countries but the tax regulations in the USA and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.
In the last two years the reduction that revising the initial estimates has had on the recorded charge for current taxes and the corresponding increase in profits is set out below:

	2005	2004
	£m	£m
Increase/(reduction) in current tax charge	(38)	(60)
Increase/(reduction) in deferred tax charge	96	(8)

We recognised deferred tax liabilities of £954 million at 1 January 2006 (2004: £895 million), and have recognised deferred tax assets of £123 million (2004: £17 million). There are further unrecognised deferred tax assets for losses of £62 million (2004: £115 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with a history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £18 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the Income Statement in the year of recognition and an income tax cost in the year of utilisation.

Accounting policy changes
In 2005, we adopted International Financial Reporting Standards (IFRS). The new IFRS compliant accounting policies of the Group are detailed on pages F-12 to F-19. We have prepared prior year comparatives on a consistent basis. An explanation of the key differences between IFRS and UK GAAP and a quantification of the reconciling differences between the previously presented UK GAAP 2004 financial statements and the IFRS comparative financial statement for the same period are detailed in Note 42 of the financial statements.
In 2005, we early adopted Statement of Financial Accounting Standards 123(R) “Share-Based Payment (Revised 2004)” (SFAS123(R)) utilising the modified retrospective method for all periods presented. Prior to the adoption of SFAS 123(R), we applied the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations which permitted the use of the intrinsic value method to account for stock issued to employees.
Summary of significant IFRS to US GAAP differences
The significant IFRS to US GAAP differences applicable to the Group are explained in Note 42 to the Financial Statements.
The required disclosures on changes and proposed changes to US GAAP and IFRS are given in Note 42 to the Financial Statements. These disclosures cover:
US GAAP
•	SFAS 151 – Inventory costs – and amendment to ARB No. 43

•	SFAS 153 – Exchange on non-monetary assets – an amendment to APB Opinion No. 29

•	SFAS 155 – Accounting for Certain Hybrid Financial Instruments and Amendment of FASB Statements No. 133 and 140

•	EITF 05-05 – Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)
IFRS
•	IFRS 7 – Financial Instruments: Disclosures

•	IFRIC 4 – Determining whether an Arrangement contains a Lease

•	IFRIC 7 – Applying the Restatement Approach

•	Amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates
The Group is assessing the impact that the adoption of any of these changes and proposed changes to US GAAP and IFRS will have on its operations and financial position. IFRIC 5, 6, 8 and 9 are not expected to affect the Group.

ITEM 6:      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
BOARD OF DIRECTORS
We are managed by our Board of Directors. The following sets forth information concerning each of the directors of the Company as of March 31, 2006.
John Sunderland, 60
Chairman
Term of office: Appointed as Chairman in May 2003. John was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. John has held senior leadership roles within the Company, including being CEO from 1996 to 2003. John’s experience, together with his roles in key trade and business organizations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value.
Other directorships and offices:
•	President of the Confederation of British Industry

•	Non-executive director of The Rank Group plc

•	Non-executive director of Barclays PLC

•	Director of the Financial Reporting Council

•	Advisory Board member of CVC Capital Partners

•	Advisory Board member of Ian Jones & Partners

•	Leadership council member of Young Enterprise
Board Committee membership:
•	Chairman of the Nomination Committee

•	Corporate and Social Responsibility Committee
Roger Carr, 59
Deputy Chairman and Senior Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent Non-Executive Director since May 2003. Roger was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
•	Non-executive Chairman of Centrica pic

•	Non-executive Chairman of Mitchells & Butlers plc

•	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd

•	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
•	Chairman of Chubb plc (2000-2002)

•	Chairman of Thames Water (1998-2000)

•	Chief Executive Officer of Williams plc (1994-2000)
Board Committee membership:
•	Audit Committee

•	Remuneration Committee

•	Nomination Committee

Todd Stitzer, 54
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2003 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organization as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
•	Non-executive director of Diageo plc
Board Committee membership:
•	Corporate and Social Responsibility Committee
Ken Hanna, 52
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
•	Non-executive director of Inchcape plc
Board Committee membership:
None

Bob Stack, 55
Chief Human Resources Officer
Term of Office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring of standing for re-election in 2006.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President. Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
•	Non-executive director of J Sainsbury plc

•	Visiting Professor at Henley Management College
Board Committee membership:
•	Corporate and Social Responsibility Committee
Dr. Wolfgang Berndt, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Non-executive director of Lloyds TSB Group plc

•	Non-executive director of GfK AG

•	Board member of the Institute for the Future

•	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
Board Committee membership:
•	Audit Committee

•	Corporate and Social Responsibility Committee

•	Remuneration Committee
Rick Braddock, 64
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
•	Non-executive director of Eastman Kodak Company

•	Non-executive director of Marriott International, Inc

•	Non-executive director of the Lincoln Center for the Performing Arts

•	Chairman of MidOcean Partners
Board Committee membership:
•	Chairman of the Remuneration Committee

•	Audit Committee

Lord Patten, 61
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 July 2005. Lord Patten is standing for re-election in 2006 at the first Annual General Meeting since his appointment.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
•	Chancellor of Oxford University

•	Chancellor of Newcastle University

•	Advisor Board member of Bridgepoint Capital Ltd

•	European Commissioner for External Relations (1999-2004)

•	Governor of Hong Kong (1992-1997)
Board Committee membership:
•	Corporate and Social Responsibility Committee
David Thompson, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
•	Chairman of the Nottingham Building Society

•	Finance director of The Boots Company plc (1990-2002)
Board Committee membership:
•	Chairman of the Audit Committee

•	Corporate and Social Responsibility Committee

•	Remuneration Committee
Rosemary Thorne, 54
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organizations.
Other directorships and offices:
•	Finance Director of Ladbrokes plc

•	Group Finance Director of Bradford & Bingley plc (1999-2005)

•	Member of the Financial Reporting Council

•	Member of the Financial Reporting Review Panel

•	Member of the Main Committee of The Hundred Group of Finance Directors

•	Council member of The University of Warwick
Board Committee membership:
•	Audit Committee

•	Remuneration Committee

Baroness Wilcox, 65
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1997. Baroness Wilcox was last re-elected in 2005 and is standing for annual re-election in 2006 having been a Board member for over nine years.
Skills and experience: Baroness Wilcox’s breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively on commercial, human resource and CSR matters.
Other directorships and offices:
•	Non executive director of Carpetright plc

•	Non executive director of Johnson Services PLC

•	Member of the House of Lords

•	President of the National Federation of Consumer Groups

•	President of the Institute of Trading Standards

•	Member of the Council of the Foundation for Science and Technology
Board Committee membership:
•	Chairman of the Corporate and Social Responsibility Committee
Sanjiv Ahuja, 49
Independent Non-Executive Director
Term of office: Appointed to the Board with effect from 19 May 2006. Sanjiv will stand for re-election in 2007.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
•	Chief Executive Officer of Orange SA

•	Member of France Telecom’s Group Management Committee

•	Non-executive director of Mobistar SA

•	Non-executive director of Williams Sonoma, Inc.
Hester Blanks, 53
Group Secretary
Term of office: Appointed Group Secretary on 1 July 2005.
Skills and experience: Hester started her career in Cadbury Schweppes as a lawyer in 1984, having previously worked at Clifford Turner in London. She became Board Secretary to Coca-Cola & Schweppes Beverages in 1987 and then held a variety of senior legal roles within the business, latterly in 2003 being appointed as Legal Director (Group).

CORPORATE GOVERNANCE
Introduction
In managing the affairs of the Company, the Board of Cadbury Schweppes plc is committed to achieving high standards of business integrity, ethics and professionalism across all our activities. As a fundamental part of this commitment, we support the highest standards of corporate governance. We have a Financial Code of Ethics that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group. All executive members of the Board and senior managers sign the Cadbury Schweppes Business Principles, entitled “Our Business Principles”.
UK corporate governance
In 2005, we fully complied with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance, except for a brief period between 1 June and 24 August when John Sunderland was Executive Chairman and also a director of two other public listed companies (Code provision A4.5 states that an executive director should have only one external directorship in a FTSE 100 company). His acceptance of a position on the board of Barclays PLC was agreed in anticipation of his impending retirement as an Executive Director. Because of the brevity of the period during which the Code was breached, we consider that this is acceptable.
Item 4 “Information on the Company” contains information on our key financial performance indicators. We are currently reviewing our key non-financial performance indicators and, where necessary, will report on these next year if they are needed to better understand the development, performance or position of our business.
US corporate governance
Because we are a UK company with our shares listed on the New York Stock Exchange (the NYSE) as well as the London Stock Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this Committee to consider corporate governance matters on behalf of the Board. Our Nomination Committee is not entirely independent, as it is chaired by John Sunderland, who retired as Executive Director during the year. Our Audit Committee considers corporate governance matters on behalf of the Board, and is composed entirely of independent directors. The NYSE rules allow a committee other than the Nomination Committee to fulfill this role as long as all of its members are independent directors.
From our 2006 financial year, we will also be required to comply with section 404 of The Sarbanes-Oxley Act.
Board of Directors
Board Composition: Currently, the Board has eleven members: three Executive Directors and eight Non-Executive Directors. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-Executive Directors bring a valuable range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life.
The role of the Board: The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. It is responsible for ensuring that any necessary corrective action is taken promptly to ensure our objectives are met.
The Chairman: John Sunderland is our Chairman. During the year, he retired as an Executive Director but retains the same responsibilities as before. John’s role:
•	ensures the effective running of the Board, its agenda and process;

•	ensures the Board agrees the strategy for the Company and checks on its implementation;

•	promotes the highest standards of corporate governance and ensures appropriate communication with shareowners on these and our financial performance:

•	ensures the maintenance of our Purpose and Values;

•	ensures we have an adequate succession planning process at the Board and senior management level;

•	acts externally in maintaining appropriate relationships and projects the Company and our views; and

•	works with the Chief Executive and the Chief Executive’s Committee to provide support and advice as appropriate.

The Chief Executive Officer: Todd Stitzer is our Chief Executive Officer. His key responsibilities are to:
•	develop and translate strategies into a manageable set of goals and priorities and communicate and implement these;
•	provide motivation and leadership to the regions and functions, chairing the Chief Executive’s Committee and setting its style and tone;

•	manage and lead on major transactions and operating issues facing the business;

•	set the overall policy and direction of our business operations, investment and other activities within a framework of prudent and effective risk management, and ensure that functions to control those risks operate satisfactorily;

•	ensure the soundness of our financial structure, results (including cash flow) and forecasts and take corrective action when necessary;

•	ensure that our financial management is performed to the highest levels of integrity, quality and transparency and in the interests of shareowner value;

•	ensure that our business standards are of the highest order, fully in compliance with laws and regulations and that we operate in a manner consistent with ‘Our Business Principles’;

•	ensure that growth in shareowner value is compatible with an increased accountability for social and environmental performance;

•	develop policies and strategies for managing health and nutrition issues and related obesity concerns;

•	develop and maintain strong communication programmes and dialogues to inform shareowners, analysts etc of our results and progress; and

•	with the Chairman, provide external leadership and represent the Company with major customers and industry organisations.
Senior Independent Non-Executive Director: Roger Carr is the Senior Independent Non-Executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the Non-Executive Directors without executive management or the Chairman being present.
Interested persons who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.
External directorships for Executive Directors: Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive director of another listed company. The Board considers that Executive Directors can gain valuable experience and knowledge through such appointments.

The Non-Executive Directors
Independence: All the Non-Executive Directors (except John Sunderland) are independent of management and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgment. John Sunderland is not considered to be independent as he was previously an Executive Director.
Terms of appointment: John Sunderland was appointed for an initial term of one year. All other Non-Executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. Their terms and conditions of appointment are summarised in Item 6 of this Form 20-F and are available on request from the Group Secretary.
Meetings of Non-Executive Directors: These Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2005, they held one such meeting chaired by Roger Carr.
How the Board operates
Reserved and Delegated authorities: The Board has a formal schedule of matters reserved to it for decision, which includes:
•	responsibility for the strategic direction of the Group;

•	committing to major capital expenditure, acquisitions and disposals;

•	authorisation of any material borrowings and any issue of equity securities;

•	agreeing treasury policy including the agreement of foreign currency and interest risk parameters;

•	ensuring adequate succession planning for the Board and senior management and appointing and removing Directors and Committee Members;

•	approval of annual and interim results;

•	dividend policy;

•	monitoring institutional investor guidelines and corporate governance principles;

•	undertaking a formal and rigorous review annually of its own performance, that of its committees and individual Directors;

•	reviewing the Company’s corporate governance arrangements;

•	satisfying itself as to the integrity of financial information; and

•	review of the effectiveness of the Group’s system of internal control and risk management process.
Other matters are delegated to Board Committees or to individual executives or both.
Information flow: Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the business.
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a Non-Executive). No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary and the appointment of Hester Blanks as Group Secretary on 1 July 2005, following the retirement of Mike Clark, was subject to the approval of the Board as a whole. Any questions shareowners may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary at our registered office.

Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2005 was as follows:

				Corporate
				& Social
	Board	Strategy	Audit	Responsibility	Nomination	Remuneration
	(7 meetings1)	(1 meeting)	(5 meetings)	(2 meetings)	(2 meetings)	(4 meetings)
John Sunderland	7	1	n/a	2	2	n/a
Roger Carr	7	1	5	n/a	2	4
Todd Stitzer	7	1	n/a	2	n/a	n/a
Ken Hanna	7	1	n/a	n/a	n/a	n/a
Bob Stack	7	1	n/a	2	n/a	n/a
Wolfgang Berndt[2]	6	1	4	2	n/a	n/a
Rick Braddock[3]	7	1	4	n/a	n/a	4
Lord Patten of Barnes[4]	3	–	n/a	1	n/a	n/a
David Thompson	7	1	5	2	n/a	4
Rosemary Thorne	7	1	5	n/a	n/a	4
Baroness Wilcox	7	1	n/a	2	2	n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the chairman of the Committee.
1	In addition to the seven full Board meetings, there was one Board meeting, in February 2005, attended by the Executive Directors only, for the final approval of the year end results, which had been considered previously by the full Board.

2	Wolfgang Berndt missed one Board and one Audit Committee meeting due to a conflict in his schedule.

3	Rick Braddock missed one Audit Committee meeting due to a conflict in his schedule.

4	Lord Patten of Barnes was appointed a Non-Executive Director on 1 July 2005. Since his appointment, he has missed one Board and Strategy meeting due to commitments in place prior to his appointment.
Board effectiveness
Induction: On joining the Board, Directors are given background information describing the Company and its activities. For new Directors, site visits to the major business units are arranged. Lord Patten, who was appointed as a Director on 1 July 2005, received an induction pack of information on our business following his appointment. This included brokers’ reports and guidance notes on the Group, our structure, operations and corporate governance. Meetings were arranged with all the members of the Chief Executive’s Committee (see page 69) and other senior executives below Board level from each Group function, and with some of our advisers. Visits are also being arranged to one of our factories and to a Science & Technology centre. For those Non-Executive Directors who are members of Board Committees, meetings are also arranged with the Group departments who provide support to the relevant Board Committee.
Continuing professional development: During 2005, the majority of the Non-Executive Directors attended training on the adoption of IFRS, the proposed introduction of the Operating and Financial Review and the introduction of the new FSR Disclosure and Listing Rules and Model Code.
Performance evaluation: A formal and rigorous external evaluation of the Board, its members and its committees was conducted during 2005 by the Zygos Partnership. The evaluation, undertaken by meetings with Directors and senior management, included reviewing, amongst other things, the composition of the Board; succession planning; the role of the Nomination Committee, the Board agenda and those areas on which the Board should focus at its meetings, and the role of the Group Secretary. The results were considered by the Board in September 2005 and certain action points were proposed. All of these proposals were agreed and will now be acted upon. The Chairman was also appraised by the Non-Executive Directors, led by Roger Carr. Board evaluation will continue on an annual basis and will be undertaken by a combination of internal processes and advice from external consultants.

Board Committees
The terms of reference for all our Committees are reviewed on a regular basis by the Board and were last reviewed in February 2006. Committees are authorised to obtain outside legal or other independent professional advice if they consider is necessary to do so.
Audit Committee
Members: David Thompson (Chairman), Wolfgang Berndt, Rick Braddock, Roger Carr and Rosemary Thorne.
The Committee consists solely of independent Non-Executive Directors, all of whom have extensive financial experience in large organizations. All the Committee members held office throughout the year and at the date of this report. The Board has determined that David Thompson is an audit committee financial expert as defined by the US Securities and Exchange Commission.
At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Group Secretary, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is Secretary to the Committee. The Committee met five times in 2005 and also meets with each of the external and internal auditors separately at least once a year, usually in July and December respectively. In addition, the Chairman holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings.
The Audit Committee is responsible for exercising the full powers and authority of the Board in accounting matters and financial reporting matters.
Key duties:
•	to monitor the integrity of the Company’s financial statements prior to their submission to the Board;

•	to ensure that the interim and annual financial statements meet the relevant legislative and regulatory requirements that apply to them and are in accordance with accepted accounting standards, especially as regards major judgmental areas, significant adjustments and the going concern assumption, before the statements are considered and approved by the Board;

•	to review major changes in accounting policies and practices;

•	to review the Company’s internal controls and their effectiveness and report on this to the Board;

•	to review the Company’s statements and practices on internal controls (including section 404 Sarbanes Oxley certification) and other aspects of corporate governance prior to endorsement by the Board;

•	to review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors.
Agenda: At its meetings, the Committee considers an agenda of items including:
•	minutes of the last meeting and a list of action points from previous meetings, to ensure that these are progressed;
•	business monitoring and controls, covering risk management and reports from internal audit and an update on all litigation in which the Group is involved with a value exceeding US$1 million;
•	accounting and statutory reporting issues, such as the adoption of IFRS.
•	corporate governance, which includes developments in the US and UK; and

•	discussions with the external auditors.
Workload: Its work during 2005 included consideration of the following:
•	the 2004 full year results announcement, the 2004 Annual Review and Summary Financial Statements, the 2004 Report & Accounts and Form 20-F, and the report on the 2004 Report & Accounts from the external auditor;
•	the 2004 full year report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for 2006;
•	the 2005 Interim Report;
•	the restatement of the 2004 results in accordance with IFRS;
•	the provision and scope of audit and non-audit work by the external auditor;
•	external audit fees for 2005;
•	security arrangements in respect of Information Technology Systems;
•	reports from the Speaking Up programme (established to investigate complaints in confidence from employees and others);
•	the annual report on Group legal matters;
•	an annual review of the effectiveness of the Committee;
•	corporate governance developments in the UK and US and the Group’s response to these developments;
•	monitoring the Group’s risk management and business ethics processes; and
•	preparation for the Group’s compliance with the internal control provisions of section 404 of the US Sarbanes-Oxley legislation.
During the year, the Committee was briefed on developments in the adoption of IFRS, the Flint Review of the Turnbull Guidance on Internal Controls, legislation on the Operating and Financial Review (and its subsequent replacement by the requirement for a business review) and best practice on complying with section 404 of the Sarbanes-Oxley Act.
Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees, must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee subject to confirmation at the next meeting.
Auditor independence: The Committee reviews the work undertaken and the fees incurred, by the external auditor at each meeting, along with a complete list for the previous financial year, to ensure that the external auditor remains independent of the Company. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.
Details of the fees paid to the external auditor in 2005 can be found in Note 6 in the Financial Statements.
The composition and role of the Audit Committee is annually reviewed against the recommendations made in the Smith Report published in 2003. The Audit Committee complies with all of the Smith Report recommendations.
The Board has determined that David Thompson is the Audit Committee Financial Expert as defined by the U.S. Securities and Exchange Commission. See “Item 16A: Audit Committee Financial Expert”.
Nomination Committee
Members: John Sunderland (Chairman), Roger Carr and Baroness Wilcox.
The Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Group Secretary also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee, in discussions with the Non-Executive Directors, is responsible for succession planning within the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have appointed two new Non-Executives in the past few months, and two of the longest serving Non-Executives will retire in the near future. The re-elections proposed at the AGM reflect the Board’s policy on its development. No Director participates in the discussions considering his or her successor.
The members of this Committee all held office throughout the year and at the date of this Report.
During 2005, the Committee progressed the appointment of Lord Patten as a new Non-Executive Director External search consultants were engaged to produce a list of 10 candidates for this appointment. This list was then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee on an individual basis. The members of the Nomination Committee then met Lord Patten and his nomination was presented to the Board for approval at the May Board meeting. The Committee also met two times in 2005 to review succession planning and future non-executive appointments.
Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on pages 72 to 91.
Corporate and Social Responsibility Committee
Corporate and Social Responsibility Committee Members: Baroness Wilcox (Chairman), Wolfgang Berndt, Lord Patten, Bob Stack, Todd Stitzer, John Sunderland, and David Thompson.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. The members of this Committee all held office throughout the year (except for Lord Patten who was appointed to the Board and this Committee during the year) and at the date of this Report.

Chief Executive’s Committee
Members: Todd Stitzer (Chairman), Gil Cassagne, Jim Chambers, Steve Driver, Nick Fell, Ken Hanna, David Macnair, Matt Shattock, Bob Stack, Marie-Bernard Trannoy, Hank Udow and Rajiv Wahi. Hester Blanks is secretary to the Committee.
As described on page 17, the Chief Executive’s Committee deals with major operational and management issues, including the review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues.
Disclosure Review Committee
Members: Chief Legal Officer (Chairman), Chief Financial Officer, Director of Business Risk Management, Director of Financial Control, Investor Relations Director, Corporate Communication Director, Group Secretary, and other representatives of Group Finance. The Director of Group Secretariat also attends and is secretary to the Committee. The external auditors and UK and US external counsel also attend meetings of this Committee by invitation.
Prior to submission to the Board and Audit Committee, this Committee reviews the Group’s Report and Accounts, Form 20-F, interim statement and trading updates to assess the accuracy and completeness of disclosures, based on applicable laws and regulations.
Relations with shareowners
Our relationship with shareowners is given a high priority. The Annual Review is sent to all shareowners and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website.
Annual General Meeting
Individual shareowners have the opportunity at the Annual General Meeting (“AGM”) to question the Chairman, and through him the chairmen of the various Board Committees and other Directors. There will be a statement by the Chairman regarding the Company’s performance, and all the Directors plan to attend, although illness or other pressing reasons may prevent them from doing so.
Details of the meeting are set out in the Notice of Meeting which is sent to shareowners, and which contains the text of the resolutions to be proposed and explanatory notes, where necessary.
Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by taking a poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
On a day-to-day basis, the Board’s primary contact with institutional shareowners is via the Chief Executive Officer and the Chief Financial Officer, but the Senior Independent Non-Executive Director and other members of the Board are available to meet major shareowners on request. The Chairman contacts the top ten shareowners each year with an offer to meet them. As part of his role as the Senior Independent Non-Executive Director, Roger Carr is also available to shareowners when contact with the Executive Directors or the Chairman may not be appropriate.

The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and Continental Europe on a regular basis. In October 2005, they hosted a two day conference in Dallas for institutional investors, analysts and brokers.
The Directors are supported by our investor relations department (IR), which is in regular contact with institutional investors, analysts and brokers. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors Goldman Sachs, UBS and Makinson Cowell. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop an understanding of the views of our major shareowners.
Company website
Our website, www.cadburyschweppes.com, is a primary source of information on the Company. The site includes an archive of financial announcements and presentations, as well as detailed information on our corporate governance practices. This includes:
•	our financial code of ethics;
•	our business principles;
•	details of how we comply with the Combined Code;
•	terms of reference for the Audit, Corporate Social Responsibility, Nomination and Remuneration Committee;
•	summary of the terms and conditions of the appointment of our Non-Executive Directors;
•	full schedule of matters reserved for the Board;
•	details of our approach to CSR;
•	documentation sent to shareowners, including AGM material and our report and accounts;
•	voting figures from the AGM.
Shareowners who register for the service can receive a notification when any press releases are made, and there is an e-mail facility for you to contact us.
Information contained on our website is not incorporated by reference or otherwise a part of this Report on Form 20-F.

Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include management of the related risks.
The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
•	the key business objectives are clearly specified at all levels within the Group;
•	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;
•	the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes;
•	a wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;
•	individual business units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress. From 1 January 2006, these reports will be prepared on a monthly basis;
•	various internal assurance departments, including the internal audit department, overseen by the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the business unit involved and Group management; and
•	the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditor.
The management of all forms of business risk continues to be an important part of ensuring that we continue to create and protect value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning, For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures.
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Each year, a consolidated summary of our most significant risks is reviewed by the Audit Committee and subsequently by the Board of Directors.
The Group’s associates, with the exception of Dr Pepper/Seven Up Bottling Group and Camelot which are managed in line with their respective shareholder agreements, are treated as part of the Group for the purposes of the Turnbull guidance on internal control.
See “Item 15: Controls and Procedures” for information regarding the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting as defined under the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC.

MANAGEMENT COMPENSATION
Introduction
The following describes the current arrangements for the remuneration of Executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the “Committee”) in 2005. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.
This report complies with the requirements of the Companies Act 1985 (in particular Schedule 7A – Directors’ Remuneration Report) and of the Combined Code.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors, and to approve awards under our share based plans. The Committee also oversees remuneration arrangements for our senior executives to ensure they are in alignment with remuneration for the Executive Directors. The terms of reference of the Committee are available for inspection on our website.
Changes to reward arrangements for 2006 onwards
Reward arrangements for Executive Directors and other senior executives need to remain in line with prevailing practices among other UK-parented companies and be competitive for an international, fast moving consumer goods company. The Committee has reviewed arrangements and incentives since the policy was last amended in 2004 to ensure that they remain effective and appropriate to the Company’s circumstances and prospects and to monitor the level of potential awards. In the light of the introduction of IFRS and the evolving views of investors opposed to the re-testing of performance conditions applicable to share options, the Committee is proposing to make the following changes to the policy to take effect from January 1, 2006:
•	no more discretionary share options will be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate;
•	as a consequence, for Executive Directors, the target and maximum levels of award under the AIP will increase from 80% and 120% to 100% and 150% of salary respectively, and the annual LTIP award will increase from 120% to 160% of salary. The percentage of the LTIP award which vests for threshold performance will reduce from 40% to 30% and this will reduce the percentage of shares vesting for all levels of performance below the 80th percentile. We will seek shareowner approval to provide for LTIP awards up to a maximum value of 200% of salary, but any award significantly higher than the proposed 160% level will only be made in exceptional circumstances;
•	the BSRP performance related scale will be changed from step vesting to a straight line sliding scale;
•	also, in setting performance ranges for future cycles for all our long term plans, the economic profit and earnings per share ranges will be expressed in absolute rather than real (post inflation) terms. This is partly because there is no one satisfactory inflation index against which to measure our performance, and secondly because an absolute measure is simpler and in line with the way in which we communicate our results.
Similar changes will be made to AIP, BSRP and LTIP for executives below Board level. For those who are not eligible for LTIP awards, a share plan will be introduced which gives conditional share awards if performance targets are met, so that the expected value of remuneration for these employees is maintained at broadly the same level as previously.
The chart below shows the fixed and variable elements of an Executive Director’s remuneration for 2006, and a range of outcomes for each component. Expected value is the present value of the sum of all the various possible outcomes at vesting or exercise of awards, and was calculated using industry accepted methodologies.

Remuneration Committee members and advisers

The Committee consists of:

Rick Braddock	(Chairman of the Committee)
Roger Carr
Wolfgang Berndt	(appointed 2 December 2005)
David Thompson
Rosemary Thorne
All are independent Non-Executive Directors, and all were members of the Board and Committee at the year-end. No other person was a member of the Committee at a time when any matter relating to the Executive Directors’ remuneration far 2005 was considered.
The Committee met four times and passed two written resolutions in 2005 to consider and approve, amongst other things:
•	the Directors’ Remuneration Report for 2004;
•	proposed salary increases and changes to other compensation elements of the Executive Directors’ remuneration;
•	AIP and share based grants to the Executive Directors and members of the Chief Executive’s Committee;
•	a review of our share plans and pension arrangements; and
•	performance measures, weights, targets and allocation guidelines for share based remuneration.

No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Mike Clark	Group Secretary and Chief Legal Officer (until June 30, 2005)

Hester Blanks	Group Secretary (from July 1, 2005)
Don Mackinlay	Group Remuneration and Benefits Director
John Mills	Director of Group Secretariat and Secretary to the Committee
Mike Clark, Hester Blanks, Don Mackinlay and John Mills were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from Towers, Perrin, Forster & Crosby, Inc. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of remuneration matters, to the Group’s operations in Europe and North America. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May have advised the Committee on legal and regulatory issues and have also provided advice on a broad range of legal issues for the Group during 2005.

Overview of current remuneration elements for executives including Executive Directors

Element	Objective	Performance Period	Performance Conditions

Base Salary	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performances and the increases awarded to other employees

Annual Incentive Plan (AIP)	Incentivises delivery of performance goals for the year	One Year	Award subject to achievement of Revenue and underlying economic profit (UEP) targets for the year

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment Programme	Incentivises sustained annual growth Supports and encourages share ownership	Three Years	basic award (subject to continued employment) and an additional match subject to achievement of compound annual growth in aggregate underlying economic profit

Long Term Incentive Plan (LTIP)	Incentivises long-term value creation	Three Years	Half of award subject to total shareowner return (TSR) ranking relative to an international peer group

Half of award subject to achievement of compound annual growth in aggregate Underlying Earnings per Share (UEPS)

Discretionary Share Option Plans (to be discontinued with effect from 2006)	Incentivises earnings growth	Three to five years	Vesting subject to achievement of compound annual growth in (point to point) UEPS. First test at end of three years, further tests available at end of five years.

	Incentivises increasing share price	Three to ten years	Value of award comes from share price growth at time of exercise.

Whether particular performance conditions are met is assessed with reference to our annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited.
Remuneration policy principles
Our remuneration policy for executives, including Executive Directors, is based on the following core principles:
•	basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;
•	a portfolio of incentives and rewards balance the achievement of short and long-term business objectives;
•	the performance conditions for our incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency (and on superior shareowner returns for the LTIP) and are widely understood by shareowners;

•	total remuneration potential is designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;
•	the total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;
•	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, The Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Competitive positioning of remuneration
The Committee carefully considers on a regular basis the market positioning of all executives for whose remuneration it is responsible against the most recent and relevant market data available. For example, for the Chief Executive Officer, market data for the CEO position in companies of comparable size, complexity and international spread in the UK FTSE 100 index is used, with relevant US company details referenced for broader context.
A similar approach is taken for other senior executives. We benchmark against similar positions in companies of comparable size, complexity and international spread and also participate in several of the leading global surveys of executive remuneration in the Fast Moving Consumer Goods sector.
In making assessments, the Committee takes into account the overall value of the potential remuneration that packages represent, including salary, short and long-term incentives and share ownership requirements. It focuses, in particular, on the ‘on-target’ level and expected value of remuneration. The Committee also takes into account the proportions of total compensation that are fixed and those which are variable because they are subject to various conditions, including performance and, in the case of share-based incentives, future share price performance.
Balance between fixed and variable pay
Around two-thirds of each Executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each Executive Director. The following two charts show the fixed (base salary only) and variable elements of the remuneration package for Executive Directors for 2005 and 2006 assuming the target (AIP only) and expected value levels of remuneration are achieved.
Fixed and variable elements 2005

Fixed and variable elements 2006
Share based awards and dilution
We ensure that the aggregate of all share based awards does not exceed the guidelines laid down by the Association of British Insurers. These suggest that the number of awards granted in respect of all share based schemes should not exceed 10% of the current issued share capital in any rolling ten-year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period. Many of the share option plans we operate use shares purchased in the market to satisfy awards at maturity, thereby ensuring that shareowner value is not unduly diminished or diluted.
The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

	2001	2002	2003	2004	2005

Outstanding capacity for all employees schemes	4.74%	5.16%	4.66%	4.53%	4.58%
Outstanding capacity for discretionary schemes	2.21%	2.55%	1.97%	1.75%	1.74%
Performance graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to January 1, 2006 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Historical TSR Performance Growth in the Value of a Hypothetical £100 Holding Over Five Years. FTSE 100 Comparison Based on 30 Trading Day Average Values

Service contracts
All Executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice, and expire in the year in which the Executive Director reaches their normal retirement age. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the USA if there are no suitable opportunities for them when their secondments end.
All the contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the Executive Directors’ contracts are dated July 1, 2004 except for Ken Hanna’s, which is dated March 1, 2004. John Sunderland’s contract expired on August 24, 2005 in accordance with its terms.
Salaries and benefits in kind for Executive Directors
In setting the base salary of each Executive Director, the Committee takes into account market competitiveness and the performance of each individual Executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure is consistent with the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the Executive Directors also receive benefits in kind. In 2005, the rate of base salary increases for Executive Directors were between 5% and 18%. These included adjustments related to changing circumstances. As advised in the 2004 report, Todd Stitzer received a salary increase of $100,000 following John Sunderland ceasing to be an executive, in recognition of his increased responsibilities. Bob Stack received an increase of $82,500 in September 2005 reflecting the elimination of expatriate allowances from that date.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2005, awards were based on the delivery of underlying economic profit (UEP), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in Revenue, both key elements of the annual contract. The award is weighted 60% on the delivery of UEP and 40% on the growth in Revenue, and these weightings will remain the same for 2006. However, if our trading margin is below the contracted level, the Revenue element of the award will be reduced at all levels of performance except at the threshold level.
The target incentive award for an Executive Director is 80% of base salary, with the maximum award being at 120% for exceptional performance. From 2006, we propose that as part of the changes to reward arrangements these, percentages be increased to 100% and 150% respectively. AIP awards to Executive Directors for 2004 and 2005 averaged 88% and 91%, respectively of base salary, and in 2005, this represented 44% on the delivery of UEP and 47% on the growth in Revenue.
Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. The BSRP is available to a group of approximately 155 senior executives including the Executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.

The BSRP enables participants to invest all or part of their AIP award in, or take their AIP Award as an award over, our shares (“deferred shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three year period, they forfeit some of the additional shares and in certain cases it is possible that all of the deferred shares and the additional shares may be forfeited. Each year the Executive Directors (if eligible) have chosen to invest all their AIP awards into the BSRP.
The number of matching shares that will be provided for grants in 2005 is as follows:

Real compound annual growth in	Number of additional shares awarded at
aggregate UEP over the three year	the end of the period (for every five
deferral period equivalent to:	acquired by the executive)

below 4%	2 (Threshold)
4%	3
7%	4
10% or more	5 (Maximum)
UEP is measured on both an aggregate basis and a ‘real’ basis (i.e. after allowing for inflation), and the levels of growth required to achieve the highest levels of share match are demanding. From 2006, it is proposed that UEP performance will be measured on an absolute basis, and there will be straight line sliding scale vesting between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. In 2005, real annual compound growth in UEP was 7.3%.
Long Term Incentive Plan (LTIP)
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In 2005, awards for the 2005 – 2007 performance cycles were made to senior executives, including the Executive Directors.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the Plan, and the table on the following page sets out the key features of the LTIP. As explained above, from 2006, performance ranges for the growth in Underlying Earnings Per Share (UEPS) will be expressed in absolute rather than post-inflation terms.
The TSR measure is a widely accepted and understood benchmark of a company’s performance. The TSR is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on a real basis (absolute from 2006) after allowing for inflation, based on a weighted average inflation index computed using the published annual Consumer Price Index inflation rates for the UK, USA, Euro Zone and Australia. The real growth rates are aggregate per annum compound and sustained performance is therefore required over the performance cycle as each year counts in the calculation.

How the LTIP operates

	Awards made prior to 2004	Awards made for 2004 and 2005

Face value of conditional share award made to Executive Directors	80% of base salary	120% of base salary

Performance conditions	Award is based on TSR relative to the Comparator Group with a VEPS hurdle (see below)	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement	For the award to vest at all UEPS must have grown by at lest the rate of inflation as measured by the Retail Price index plus 2% per annum (over three years)	The extent to which some, all or none of the award depends upon annual compound growth in aggregate UEPS over the performance period:

•     40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest if the real compound annual growth rate achieved is 6% or more

•     100% of this half of the award (60%, at grant, of base salary) will vest if the real compound annual growth rate achieved is 10% or more

•     Between 6% and 10%, the award will vest proportionately

	Awards made prior to 2004	Awards made for 2004 and 2005

TSR vesting requirement	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award depends upon our TSR relative to the Comparator Group:

•     The minimum award of 50% of the shares conditionally granted will best at the 50th percentile ranking

•     100% of the award will vest at the 80th percentile ranking or above

•     Between the 50th and 80th percentiles, the award will vest proportionately

•     40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest at the 50th percentile ranking

•     100% of this half of the award (60%, at grant, of base salary) will vest at the 80th percentile ranking or above

•     Between 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not best after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

As explained above, it is proposed that from 2006 the annual LTIP award for Executive Directors will increase from 120% to 160% of salary, but the percentage which vests for threshold performance will reduce from 40% to 30%, and performance ranges for the growth in Underlying Earnings Per Share (UEPS) will be expressed in absolute rather than post-inflation terms.
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK Based Companies	Non-UK Based Companies	Head Office Location

Allied Domecq# Associated British Foods Diageo Northern Foods Reckitt Benckiser Scottish Newcastle+ Six Continents* Tate & Lyle Unilever Uniq* Whitbread*	Campbell Soup
Coca-Cola
Coca-Cola Enterprises+
Colgate-Palmolive
Conagra+
CSM+
Danone
General Mills
Heinz
Hershey Foods
Kellogg
Kraft Foods+
Lindt & Sprungli+
Nestlé
Pepsi Bottling Group+
PepsiCo
Pernod Ricard
Procter & Gamble
Sara Lee Corp
Suedzucker*
	Wrigley+	US US US US US Netherlands France US US US US US Switzerland Switzerland US US France US US Germany US

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005, due to its no longer being a publicly quoted company

Awards under the LTIP (both before and after 2004) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control. The status as at January 1, 2006 of each LTIP cycle in respect of which awards could vest is shown to the right, showing our performance against the measures explained above. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome.

	Real compound annual growth	TSR percentile ranking	Current status (%) of
Cycle	in UEPS since grant	as at 1 January 2006	maximum award

2000 – 2002	6.8%	41	Lapsed
2001 – 2003	6.3%	22	Extended
2002 – 2004	4.7%	43	Extended
2003 – 2005	3.7%	49	Extended
2004 – 2006	6.2%	81	Would pay 71.5%
2004 – 2007	6.4%	81	Would pay 73%

Discretionary Share Option Plans
No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of the Director’s immediate families during 2005. All our discretionary share option plans which apply to Executive Directors us the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to Executive Directors	Customer grants was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary. From 2006 onwards, we propose that no such grants are made other than in exceptional circumstances

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index (as for the LTIP). The UEPS is measured on a real basis after allowing for inflation. The following table shows our performance against the measures explained above. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome.

	Real compound annual growth in
Year of option grant	UEPS since grant	Current status

2002	3.9%	Vested
2003	3.7%	Vested
2004	6.3%	Would vest 100%
2005	6.4%	Would vest 100%

All outstanding options granted prior to 2002 have achieved their UEPS targets.

Other Share Option Plans
Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the Financial Statements.
Effect of IFRS on performance measures
The Group adopted International Financial Reporting Standards (“IFRS”) as its primary generally accepted accounting principles (“GAAP”) with effect from January 3, 2005. Performance measures for the 2005 financial year onwards will be based upon the underlying IFRS performance measures. Where past performance measures continue to be applicable or are retested, these will either be restated on a consistent basis with IFRS or the comparable current measure will be restated on a consistent basis with the past performance measure.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.
In the UK, all new employees (from 2001) are offered membership of a revalued career average defined benefit pension plan which provides benefits based on total earnings but limited to the earnings cap (currently £105,600). An additional unapproved defined contribution plan is provided for earnings above this cap. From A day (April 2006), the effective date of the Government’s pensions review, the earnings cap will be removed for future benefits. Senior Managers will be provided with a cash allowance from which the cost of providing the pension benefit will be deducted. Employees entitled to final salary benefits (calculated on basic earnings plus annual incentive awards limited to a further 20% of basic salary) before this change will continue to receive benefits in line with those arrangements. Both of these arrangements are contributory and Senior Managers pay between 4% and 5% of pensioned earnings. No current Executive Director participates in the UK plans. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.
John Sunderland was a member of the final salary pension arrangements from which he retired on his 60th birthday. Under the rules of the arrangements he received a pension of 2/3rds of his pensioned earnings (basic salary plus annual incentive bonus payment, limited to 20% of basic salary and averaged over three years). Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution.
Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer are required under their service contracts to retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested.

Executive Directors — outside appointments
We recognize the benefits to the individual and to the Company of involvement by Executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. For a brief time in 2005, John Sunderland held two such appointments just prior to his retirement as an Executive Director. The Executive Director is permitted to retain any fees paid for such service. Details of fees received by Executive Directors are as follows:

Ken Hanna	£48,000	(Inchape plc)
Todd Stitzer	£61,250	(Diageo plc)
John Sunderland	£16,250	(Barclays PLC)	(June 1 to August 24, 2005 only)
	£30,000	(Rank plc)	(January 1 to August 24, 2005 only)

Bob Stack	£55,000	(J Sainsbury plc)

Chairman and Non-Executive Directors
For part of the year John Sunderland was Executive Chairman and participated in the incentive plans as described in this report. On August 24, 2005, he retired from the Company and became Non-Executive Chairman. His remuneration reduced accordingly to an annual rate of £375,000, and he did not participate in any bonus or incentive plans from that date. He was provided with a car and driver, office and secretarial support for the whole year. With effect from June 2006, this support will be reduced to three days per week.
The Non-Executive Directors do not have service contracts with the Company. We normally appoint Non-Executive Directors for an initial period of three years but John Sunderland’s initial term as Non-Executive Chairman is for one year only and expires on August 24, 2006. Unless otherwise determined by the Board the maximum term for a Non-Executive Director is nine years. Fees for Non-Executive Directors are determined by the Board as a whole within the limits set by the Articles of Association. To ensure that the interests of the Non-Executive Directors are aligned with those of the shareowners, all Non-Executive Directors (except John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment.

Non-Executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Wolfgang Berndt	January 17, 2002	February 18, 2005	February 18, 2008
Rick Braddock	June 27, 1997	May 9, 2003	May 9, 2006
Roger Carr	January 22, 2001	November 26, 2003	November 26, 2006
Lord Patten	July 1, 2005	July 1, 2005	July 1, 2008
John Sunderland	May 5, 1993	August 25, 2005	August 24, 2006
David Thompson	March 9, 1998	February 13, 2004	February 13, 2007
Rosemary Thorne	September 6, 2004	September 6, 2004	September 6, 2007
Baroness Wilcox	March 5, 1997	February 20, 2006	March 4, 2007

Fees for the independent Non-Executive Directors were reviewed in 2005 and the following table sets out of the new rates of fee payable with effect from October 1, 2005:

Annual fees payable with effect from October 2005

Deputy Chairman	£100,000
Other Non-Executive Directors:
– non-US based	£50,000
– US based	$140,000

Fee supplement for Committee Chairmen
– Audit	£15,000
– Remuneration	$15,000
– Corporate and Social Responsibility	£10,000

Directors’ remuneration tables
All the Executive Directors (other than John Sunderland who was not eligible to do so) invested their total AIP award in the Company’s shares through the Bonus Share Retention Plan rather than taking it as cash.
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s Committee (our senior management) but who are not Executive Directors. Three CEC members left the Group in 2005 and three new members were appointed. Remuneration shown for the CEC includes remuneration paid to one CEC member as part of his termination package after he left the CEC but does not include remuneration paid to any individual prior to their joining the CEC. In 2005, there were a maximum of nine individuals at any one time who were members of the CEC but who were not Executive Directors.
Directors’ remuneration summary (table one)

	2005	2004
	£000	£000

Total remuneration:
Fees as Directors (a)	534	309
Salaries and other benefits	3,493	3,611
Annual Incentive Plan/Bonus Share Retention Plan awards (b)	2,994	2,725
Gains made on exercise of share options	2,734	612
Payments made to former Executive Directors or their dependants (c)	—	249
Pensions paid to former Executive Directors	32	21

Notes

(a)	The highest paid Director was John Sunderland: £3,513,000 (2004: John Sunderland: £2,200,000). Most of this remuneration is notional or actual gains on the exercise of share options. All of John Sunderland’s share options must be exercised by August 24, 2006.

(b)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested and which will vest (normally) in three years’ time. The performance related matching award is shown in table six.

(c)	David Kappler resigned as a Director on April 13, 2004. From April 14 to June 18, 2004, he continued to be employed by the Company, and during this time he was paid £249,231. This included benefits and AIP earned in respect of that period.
Executive Directors’ and CEC members’ remuneration (table two)

			Other		2005	2004
	Base Salary	Allowances (a)	Benefits (b)	AIP/BSRP(c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	519	180	8	671	1,378	1,037
Bob Stack (d)	419	257	87	623	1,386	1,145
Todd Stitzer (d)	783	284	187	1,127	2,381	2,148
John Sunderland (e)	614	146	9	573	1,342	1,721
CEC members (f)	2,996	1,471	1,360	3,387	9,214	7,234

Executive Directors’ and CEC members’ remuneration (table three)

		Gains on
	LTIP awards	exercise of	2005	2004
	earned in 2005	share options	total	total
	£000	£000	£000	£000

Ken Hanna	—	—	—	—
Bob Stack	—	429	429	132
Todd Stitzer	—	266	266	—
John Sunderland	—	2,039	2,039	479
CEC members (f)	—	660	660	389

Notes to tables two and three above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors and CEC members, Allowances include flexible benefits and pension allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	Other Benefits include car allowances and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total Annual Incentive Plan award shown was awarded in respect of 2005 performance and invested in the Bonus Share Retention Plan on March 4, 2006 by each eligible Director. The AIP and BSRP are described on pages 78 and 79, the amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer — salary US$1,426,923; Bob Stack — salary US$763,654.

(e)	John Sunderland was an Executive Director until August 24, 2005 when he became a Non-Executive. His remuneration prior to that date is shown in table two, and since that date is shown on table four. Gains on share plans for the whole year are shown in table three. His total remuneration for the year (including notional gains on share plans) is shown below table one.

(f)	During the year, three CEC members resigned or retired and three new members were appointed. For all remuneration except AIP/BSRP, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. AIP/BSRP amounts are shown in full and reflect payments made to a total of 11 individuals. Other Benefits for CEC members includes payments made in connection with the cessation of employment.
Non-Executive Directors’ fees (table four)

		Fee for chairing	2005	2004
	Board fee	a committee	total	total
	£000	£000	£000	£000

Wolfgang Berndt	46	—	46	41
Rick Braddock	74	8	82	71
Roger Carr	93	—	93	83
David Thompson	46	11	57	51
Lord Patten (a)	24	—	24	—
John Sunderland (b)	132	—	132	—
Rosemary Thorne	46	—	46	14
Baroness Wilcox	46	8	54	49

Notes

(a)	Lord Patten was appointed as a Non-Executive Director on July 1, 2005.

(b)	John Sunderland was appointed as Non-Executive Chairman on August 25, 2005. Tables two and three show his remuneration prior to that date, and other benefits he received in the year.

(c)	None of the Non-Executives (other than John Sunderland) received any other emoluments during the 2005 financial year.
Executive Directors’ and CEC members’ interests in the Long Term Incentive Plan (table five)

	Interest in				Interest in
	shares at				shares as at
	2 January	Interest in			January 1,
	2005 (or date of	shares	Shares	Interest in	2006 (or date of
	appointment if	awarded in	vested in	shares lapses	resignation if
	later) (a)	2005 (b)	2005 (c)	in 2005 (c)	earlier) (d)

Ken Hanna	198,979	129,896	—	—	328,875
Bob Stack	410,023	102,132	—	64,949	447,206
Todd Stitzer	634,330	191,414	—	84,844	740,900
John Sunderland (e)	875,972	51,692	—	309,491	618,173
CEC members	2,266,015	562,810	—	630,717	2,198,108

Notes

(a)	Interests as at January 2, 2005 are potential interests shown at their maximum number in respect of the extended 2000-2002, 2001-2003 and the 2002-2004 cycles, and the 2003-2005, and 2004-2006 cycles.

(b)	The interests in shares awarded in 2005 relate to the 2005-2007 cycle. The mid-market price on April 8, 2005 when these awards were made was £4.85.

(c)	All interests in shares in respect of the 2000-2002 cycle lapsed at the end of the financial year.

(d)	Interests as at January 1, 2006 are potential interests shown at their maximum number in respect of the extended 2001-2003, 2002-2004 and 2003-2005 cycles, and the 2004-2006 and 2005-2007 cycles. At the present time it is anticipated that no cycle will vest at maximum.

(e)	John Sunderland’s employment ceased on August 24, 2005 and a proportion of his outstanding LTIP awards lapsed in accordance with the rules of the plan.

(f)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by December 31, 2008 at the latest.
Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table six)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP in 2005 and 2006.

	Maximum
	performance	Maximum performance			Total of maximum
	related award in	related award in			performance related
	respect	respect	Shares vested	Interest in shares	awards in respect of
	of 2004 (a)	of 2005 (b)	in 2005	lapsed in 2005	2004 and 2005 (c)

Ken Hanna	54,680	51,759	—	—	106,439
Bob Stack	42,451	45,297	—	—	87,748
Todd Stitzer	78,626	81,940	—	—	160,566
CEC members	177,132	133,273	—	—	310,405

Notes

(a)	The monetary value of the service-related awards for 2004 and 2005 is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number in respect of the 2004-2006 and 2005-2007 cycles. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2006 for 2005 AIP).

(b)	The mid-market price on March 4, 2006 when these awards were made was £5.87.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by December 31, 2007 at the latest.

Executive Directors’ pensions and retirement benefit arrangements (table seven)

Increase in
					Increase in	accrued	Transfer
			Transfer		transfer	pension	value of the
			value of		value over	during the	increase in
	Accrued		accrued	Transfer	the year, (or	year (or to	accrued
	pension at	Increase in	pension at	value of	to the date of	the date of	pension (net
	January 1,	accrued	January 1,	accrued	retirement if	retirement	of inflation
	2006 (or date	pension	2006 (or date	pension at	earlier) less	if earlier)	less
	of retirement	during the	of retirement	January 2,	Directors’	(net of	Directors’
	if earlier)	year	if earlier)	2005	Contributions	inflation)	Contribution
	£000	£000	£000	£000	£000	£000	£000

UK Pension Arrangements (a)
John Sunderland (b)	762	57	15,265	13,832	1,395	57	1,117

US Pension Arrangements
Bob Stack (c) Todd Stitzer (c)	331 623	50 172	2,957 5,132	2,368 3,502	589 1,629	41 156	364 1,283

Notes

(a)	Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	John Sunderland retired on his normal retirement date as an executive on August 24, 2005 but remained as Chairman on the Board of Directors and no further pension accrued from that date.

(c)	The pension arrangements for Bob Stack and Todd Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.72 = £1.

(d)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(e)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes — Transfer Values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement. Where appropriate, allowance has been made for the fact that the pension has been put into payment.

(f)	The aggregate amount set aside in 2005 to provide for pensions and post retirement medical benefits for the Executive Directors and CEC members was £1.323m. This consists of approved pension arrangements of £0.787m, unapproved pension arrangements of £0.525m and post medical retirement benefits of £11,000. Arrangements made in euros were converted, for the purposes of this table, at the rate of €1.46 = £1 and arrangements made in US dollars were converted at a rate of US$1.72 = £1.

Executive Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

	As at Jan 2,			As at Jan
	2005 (or			1, 2005 (or		Market
Name of	date of			date of		Price at
Director and	appointment			resignation	Exercise	exercise	Gain made on	Exercisable
Scheme	if later)	Granted	Exercised	if earlier)	Price £	date £	exercise £(i)	From	To

Ken Hanna
SOP94 (a)	125,000	—	—	125,000	4.2475			27 Mar 2007	26 Mar 2014
SOP04 (b)	205,000	—	—	205,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	—	200,000	—	200,000	5.255			2 Apr 2008	1 Apr 2015
SAYE (c)	4,699	—	—	4,699	3.5160			1 Feb 2010	31 Jul 2010

	334,699	200,000	—	534,699

Bob Stack
SOP94 (a)	250,000	—	—	250,000	4.09			2 Sep 2003	1 Sep 2010
SOP94 (a)	250,000	—	—	250,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	250,000	—	—	250,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	350,000	—	—	350,000	3.515			10 May 2006	9 May 2013
SOP94 (a)	54,000	—	54,000	—	2.425	5.12	145,427	28 Sep 1998	27 Sep 2005
SOP94 (a)	90,000	—	90,000	—	2.595	5.68	277,830	28 Sep 1999	27 Sep 2006
SOP04 (b)	177,000	—	—	177,000	4.395			28 Aug 2007	27 Aug 2012
SOP04 (b)	—	151,500	—	151,500	5.255			2 Apr 2008	1 Apr 2015
ESPP (d)	2,140	28	2,168	—	$4.665	5.25	6,065	18 Apr 2005	29 Apr 2005
ESPP (d)	1,512	—	—	1,512	$6.613			17 Apr 2006	28 Apr 2006

	1,424,652	151,528	146,168	1,430,012			429,322

Todd Stitzer
SOP94 (a)	275,000	—	275,000	—	4.09	5.06	265,705	2 Sep 2003	2 Sep 2010
SOP94 (a)	275,000	—	—	275,000	4.77			1 Sep 2004	31 Sep 2011
SOP94 (a)	300,000	—	—	300,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	500,000	—	—	500,000	3.515			10 May 2006	9 May 2013
SOP04 (b)	327,000	—	—	327,000	4.295			28 Aug 2007	27 Aug 2014
SOP04 (b)	—	284,000		284,000	5.255			2 Apr 2008	1 Apr 2015

	1,677,000	284,000	275,000	1,686,000			266,705

John Sunderland (a)
SOP94 (a)	500,000	—	500,000	—	4.09	5.43	672,480	2 Sep 2003	2 Sep 2010
SOP94 (a)	500,000	—	300,000	200,000	4.77	5.51	221,220	1 Sep 2004	31 Aug 2011
SOP94 (a)	500,000	—	—	500,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)(e)	500,000	—	381,410	—	3.515	5.66	819,471	10 May 2006	9 May 2013
SOP94 (a)	125,000	—	125,000	—	2.595	5.20	325,560	28 Sep 1999	27 Sep 2006
SAYE (c)	3,117	—	—	3,117	3.248			1 Feb 2006	31 July 2006

(e)	2,128,117	—	1,306,410	703,117			2,038,731

CEC
members	6,646,287	921,246	374,000	7,193,533	4.32	5.21	660,365	28 Sep 1999	25 Nov 2015

Notes

(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	US and Canada Employee Stock Purchase Plan 1994.

(e)	118.590 options granted to John Sunderland lapsed during the year on his retirement as an Executive Director at which time all his options became immediately exercisable. No other options lapsed during the year.

(f)	No payment was made on the granting of any of these options.

(g)	Non-Executive Directors are not granted share options. John Sunderland has until August 24, 2006 to exercise his remaining share options following his retirement as an employee.

(h)	The market price of an ordinary share on December 30, 2005 (the last dealing day in the financial year) was £5.50. The highest and lowest market prices of an ordinary share in the year were £4.66 and £5.95 respectively.

(i)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

Share ownership (table nine)

	As at	As at
	January 2, 2005	January 1, 2006
	(or date of	(or date of
	appointment	resignation	As at
	if later)	if earlier)	March 13, 2006)

Wolfgang Berndt	70,972	76,072	77,403
Rick Braddock	40,296	47,528	49,496
Roger Carr	29,923	38,423	40,642
Ken Hanna (a)(c)	250,212	378,143	498,988
Lord Patten (b)	—	1,021	2,108
Bob Stack (c)	699,451	764,725	837,038
Todd Stitzer (c)	417,557	551,835	647,244
John Sunderland (c)	1,304,056	938,658	941,775
David Thompson	34,656	39,825	41,267
Rosemary Thorne	315	4,564	5,673
Baroness Wilcox	21,967	27,343	28,674

	2,869,405	2,868,137	3,170,308

CEC members (d)	2,141,929	2,391,990	1,167,540

Notes

(a)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.

(b)	Lord Patten was appointed as a Director on July 1, 2005.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan.

(d)	Shareholdings of CEC members include restricted share awards, the release of which is dependent upon specified performance conditions.

(e)	To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests (maintained under Section 325 of the Companies Act 1985) the holdings for each Director in tables eight and nine should be added together.
The Executive Directors, as potential beneficiaries, were treated as being interested in any dealings in the Company’s ordinary shares by the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 26 to the Financial Statements). During the period January 3, 2005 to February 1, 2005 the QUEST acquired a total of 853,287 ordinary shares in the Company by subscription at prices between £4.70 and £4.85 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. Since February 2005 the QUEST has neither acquired nor held any ordinary shares in the Company and there is no present intention that it should do so in the future.
The following Executive Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 45% interest:

Bob Stack	250
Todd Stitzer	2,500

Changes in the Directors’ shares Interests since the year-end
There were the following changes in the Directors’ share interests between January 1, 2006 and March 13, 2006:
The Non-Executive Directors elected to surrender part of their Directors’ fees and on January 5, 2006 purchased the following number of shares at a prices of £5.59 per share:

Wolfgang Berndt	1,331
Rick Braddock	1,968
Roger Carr	2,219
Lord Patten	1,087
David Thomsan	1,442
Rosemary Thorne	1,109
Baroness Wilcox	1,331
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan:
25 shares on January 9, 2006 at a price of £5.59 per share;
24 shares on February 6, 2006 at a price of £5.60 per share;
24 shares on March 6, 2006 at a price of £5.87 per share.
John Sunderland exercised a 1982 Savings-Related Share Option Scheme option (with an exercise period of February 1, 2006 to July 31, 2006) over 3,117 shares on February 1, 2006. The option price was £3.248 and the market price was £5.51, giving a notional gain of £7,050.65. John Sunderland retained these shares.
All the shares were sold on the same day at a price of £5.85 per share resulting in a gain of £523,500.
John Sunderland exercised the following 1994 Share Option Scheme options on February 23, 2006:
200,000 shares with an option price of £4.77 per share.
300,000 shares with an option price of £4.825 per share.
All the above shares were purchased pursuant to contracts dated outside the close period in respect of share dealings.
The following Executive Directors sold shares which vested under the BSRP on March 4, 2006:

Bob Stack	33,380 shares at a price of £5.845 per share;
Todd Stitzer	95,785 shares at a price of £5.85 per share.
The following Executive Directors were awarded shares under the BSRP on March 4, 2006:

Ken Hanna	120,772;
Bob Stack	105,693;
Todd Stitzer	191,194.
The total shown includes the service related match which will vest (normally) in three years’ time.
Save as disclosed, there have been no other changes in the interests of the Directors between January 1, 2006 and March 13, 2006.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share capital
Changes in our share capital are detailed in Note 29 to the Financial Statements.
At the 2006 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.
Exchange controls and other limitations affecting Security Holders
There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares. The owner shall not be entitled to attend or vote at meetings, and (in the case of a person who owns at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends. The owner shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.
Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.
As of March 13, 2006, the Company holds three notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies Act. The table below details notifications of interests, in accordance with the Companies Act, from January 1, 2002 to March 13, 2006. The ordinary shares and any ADRs held by the shareholders identified in the below table have the same voting rights as the other ordinary shares.
Notifications of Share Interests

		Number of shares in
Date of		which there is an	Interest in issued
Notification	Interested Party	interest (in millions)	share capital (in %)

2002
18 June	Legal & General Investment Management	61.7	Increase to 3.0
12 July	Barclays PLC	63.3	Increase to 3.1
19 November	Barclays PLC	60.6	Decrease to 2.9
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0
10 May	Franklin Resources, Inc.	119.2	Decrease to 5.8
2005
1 June	Barclays PLC	80.9	Increase to 3.9

		Number of shares in
Date of		which there is an	Interest in issued
Notification	Interested Party	interest (in millions)	share capital (in %)

12 September	Franklin Resources, Inc.	103.1	Decrease to 5.0
2006
12 January	Barclays PLC	62.5	Decrease to 2.9
1 February	Barclays PLC	62.6	Increase to 3.0
ITEM 8: FINANCIAL INFORMATION
The financial statements filed as part of this Report are included on pages F-1 through F-80 hereof.
ITEM 9: THE OFFER AND LISTING
The Trading Market
The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since May 2, 1996 under the ticker symbol CSG. Since the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.
The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape. The ADR price is affected by the exchange rate between the pound sterling and the US dollar.
Share Prices: Ordinary Shares and ADRs

				American
		Ordinary Shares		Depositary Receipts
		High	Low	High	Low
Financial Year		£	£	US$	US$

2001		4.94	4.12	29.56	23.85
2002		5.34	3.78	31.75	24.40
2003		4.11	3.01	29.89	19.76
2004	First quarter	4.51	3.93	34.35	29.15
	Second quarter	4.76	4.30	35.08	31.50
	Third quarter	4.73	4.21	35.70	30.71
	Fourth quarter	4.87	4.29	38.00	30.76
	Full year	4.87	3.93	38.00	29.15
2005	First quarter	5.31	4.66	40.70	35.45
	Second quarter	5.67	5.22	43.27	38.33
	September	5.95	5.61	43.15	40.73
	Third quarter	5.95	5.33	43.15	37.89
	October	5.87	5.36	41.25	38.08
	November	5.72	5.56	40.29	38.58
	December	5.67	5.29	39.57	37.40
	Fourth quarter	5.87	5.29	41.25	37.40
	Full year	5.95	4.66	43.27	35.45
2006	January	5.63	5.48	40.15	38.32
	February	5.86	5.44	41.25	38.45
	March	5.91	5.72	41.81	39.62
	April (to 7 April)	5.73	5.62	40.24	39.21

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
(c) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral for any debt, liability or obligation of the Company or any third party. The board must restrict the Company’s borrowings in order to ensure that the aggregate principal amount from time to time outstanding of all borrowings by the Group shall not (without the previous sanction of an ordinary resolution of the Company) exceed an amount equal to 2-1/2% times the adjusted capital and reserves, as defined in the Articles of Association.
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
Notification of Shareholding
Under the Companies Act, any person who acquires:
(a) a material interest in the Company’s voting share capital equal to or in excess of three per cent. of the nominal value of that share capital; or
(b) a non-material interest equal to or in excess of ten per cent. of the nominal value of the share capital.
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
Fifth Supplemental Trust Deed dated September 9, 2005, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.
On September 9, 2005, the Company entered into a Fifth Supplemental Trust Deed with the Law Debenture Trust Corporation p.l.c., as Trustee, in respect of the Company’s Euro Medium Term Note Programme. Any notes issued thereunder by Cadbury Schweppes Investments plc are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c.; any notes issued thereunder by Cadbury Schweppes Finance p.l.c. are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Investments plc.

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
Taxation
This discussion of UK and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. If a Shareowner is in any doubt about their tax position, or is resident or otherwise subject to taxation in a jurisdiction other than the UK or the US, they should contact their own professional adviser.
The summary of UK and US tax laws set out below is based: (i) on the laws in force as at 1 January 2006, and is subject to any changes in UK or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 1 January 2006; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US resident Shareowner that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.

The discussions below regarding US residents are based on the articles of the double taxation convention between the US and the UK which came into force on March 31, 2003 (the “US-UK Convention”).
For the purpose of the US-UK Convention and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed opposite, the holders of ADRs should be treated as the owners of the underlying ordinary shares that are evidenced by such ADRs.
Taxation of Dividends
UK Residents
An individual Shareowner resident in the UK is generally treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareowner’s UK income tax liability.
Shareowners who pay tax at the starting rate (10%), lower rate (20%) or basic rate (22%) will have no further liability to tax.
Non taxpayers will be unable to make a claim for the repayment of the notional tax credit.
The position of higher rate taxpayers is as follows (using a cash dividend of £90 as an example):

£

Cash dividend	90.00
Tax Credit	10.00

Income	100.00
Higher Rate Tax*	(32.50)

After-tax income	67.50

*	The higher tax rate itself is 40%, however a special tax rate of 32.5% applies to income from UK dividends. Tax payable under self assessment is £22.50 (made up of £32.50 less the tax credit of £10).
US Residents
A US resident shareowner will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareowners.
A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US federal income tax purposes. The amount of any cash distribution paid in pounds sterling will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code. Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends received in 2006.
As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains
UK Residents
The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareowners who are subject to UK CGT.
For shares held on March 31, 1982 and continuing to be held by shareowners who are resident in the UK for tax purposes and are subject to CGT, the base cost for CGT purposes will normally be the market value of the shares as at March 31, 1982. For shares purchased after this date by shareowners, the base cost will normally be the acquisition costs of the shares.
The value of an ordinary share of 12.5p as at March 31, 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. For shareowners who subscribed for their full entitlement under the rights issues in October 1993 and February 1995, the value per share was 77.535p.
US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a permanent establishment, or the holder is an individual who is temporarily not resident in the UK, as defined by the Taxation of Chargeable Gains Act 1992.
A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise a gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.
The capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate is scheduled to expire in 2009.
US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.
Stamp Duty Tax for ADRs
No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts or the provision of clearance services or to a nominee or agent for such a person.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the nearest £5 in the case of stamp duty). Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration where ordinary shares are transferred to a person whose business is or includes the provision of clearance services, or to a nominee or agent for such a person.
A transfer of ordinary shares from a nominee to the ordinary shares’ beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.
Close Company Status
So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.
Documents on display are available by contacting the Group Secretary, 25 Berkeley Square, London W lJ 6HB, telephone: +44 (0) 207 409 1313.
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See Item 5: Operating Financial Review-Quantitative and Qualitative Disclosures about Market Risk for the required information.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15: CONTROLS AND PROCEDURES
An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of January 1, 2006 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.
During the period covered by this Form 20-F, the Company has made no changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Additionally, the Company has commenced its implementation of section 404 of the Sarbanes-Oxley Act. When section 404 becomes applicable to the Company, which the Company believes will occur with respect to its 2006 financial year, the Company’s management will be required to state their responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting and to annually assess the effectiveness of that structure and those procedures. The Company’s independent registered public accounting firm will be required to attest to and report on management’s assessment. The Company is continuing with its program towards compliance with section 404 internal controls.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that David Thompson is the audit committee financial expert as defined by the US Securities and Exchange Commission.
ITEM 16B: CODE OF ETHICS
The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, other senior management and the directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website (www.cadburyschweppes.com). No waivers from the code of ethics have been granted to any person during the fiscal year ended January 1, 2006.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditors’ remuneration

	2005	2004
	£m	£m

Audit services	5.0	4.2
Further assurance/audit related services	1.1	0.5
Tax services	1.1	1.1
Other services	0.3	—

Continuing and discontinued operations	7.5	5.8
Less: auditors’ remuneration for discontinued operations (note 32(c))	(0.5)	(0.5)

	7.0	5.3

Further assurance services primarily relate to audit of the adoption of IFRS, work in connection with the disposal of the Europe Beverages business, the half year review and shareholder/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £2.1 million (2004. £1.3 million).
In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2005 were £7.6 million (2004: £2.6 million) principally in relation to the disposal of Europe Beverages.
Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees, must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee subject to confirmation at the next meeting.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS
The financial statements filed as part of this Report are included on pages F-1 through F-80 hereof.
ITEM 19: EXHIBITS

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended December 30, 2001, filed on April 11, 2002.

4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.3	Fifth Supplemental Trust Deed dated September 9, 2005, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

4.5	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP

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
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

By:	/s/ Hester Blanks

Hester Blanks
Group Secretary
April 11, 2006

Exhibit List

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended December 30, 2001, filed on April 11, 2002.

4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.3	Fifth Supplemental Trust Deed dated September 9, 2005, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

4.5	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP

Financial Statements

Financial Statements
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Cadbury Schweppes plc
London, United Kingdom
We have audited the accompanying consolidated balance sheets of Cadbury Schweppes plc and subsidiaries (the “Company”) as of 1 January 2006 and 2 January 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended 1 January 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 1 January 2006 and 2 January 2005, and the results of their operations and their cash flows for each of the two years in the period ended 1 January 2006, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the financial statements.
Deloitte & Touche LLP
London, United Kingdom
March 13, 2006

Financial Statements
Consolidated Income Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005		2004
Notes		£m		£m

	Continuing Operations
2	Revenue	6,508		6,085
3	Trading costs	(5,452)		(5,131)
4	Restructuring costs	(72)		(140)
15	Amortisation and impairment of intangibles	(6)		(7)
5	Non-trading items	25		18

	Profit from Operations	1,003		825

17	Share of result in associates	28		22

	Profit before Financing and Taxation	1,031		847

9	Investment revenue	42		48
10	Finance costs	(230)		(253)

	Profit before Taxation	843		642

11	Taxation	(140)		(145)

	Profit for the Period from continuing operations	703		497

32	Discontinued Operations
	Profit for the Period from discontinued operations	73		50

	Profit for the Period	776		547

	Attributable to:
	Equity holders of the parent	765		525
	Minority interests	11		22

		776		547

	Earnings per share
	From continuing and discontinued operations
13	Basic	37.3	p	25.9	p
13	Diluted	36.9	p	25.7	p

	From continuing operations
13	Basic	33.8p		23.4p
13	Diluted	33.4p		23.3p

Consolidated Statement of Recognised Income and Expense for the 52 weeks ended 1 January 2006 (Note 1)

	2005	2004
	£m	£m

Currency translation differences (net of tax)	257	(122)
Actuarial gains/(losses) on post retirement employee benefits (net of tax)	56	(74)
IAS 39 transfers to income or expense	6	—

Net income/(expense) recognised directly in equity	319	(196)

Profit for the period from continuing operations	703	497
Profit for the period from discontinued operations	73	50

Total recognised income and expense for the period	1,095	351

Attributable to:
Equity holders of the parent	1,084	329
Minority interests	11	22

	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39 (see Note 41):
Equity holders of the parent	26	—

Financial Statements
Consolidated Balance Sheet at 1 January 2006 (Note 1)

		2005	2004
Notes		£m	£m

	Assets
	Non-current assets
14	Goodwill	2,299	2,352
15	Brand intangibles	3,200	3,261
15	Software intangibles	149	144
16	Property, plant and equipment	1,446	1,464
17	Investment in associates	372	324
24	Deferred tax assets	123	17
20	Trade and other receivables	70	67
18	Other investments	2	11

		7,661	7,640

	Current assets
19	Inventories	713	709
	Short-term investments	47	21
20	Trade and other receivables	1,180	1,150
	Tax recoverable	47	30
	Cash and cash equivalents	332	325
28	Derivative financial instruments	67	—

		2,386	2,235
21	Assets held for sale	945	5

	Total Assets	10,992	9,880

	Liabilities
	Current liabilities
22	Trade and other payables	(1,543)	(1,546)
	Tax payable	(237)	(150)
27	Short-term borrowings and overdrafts	(1,194)	(610)
23	Short-term provisions	(42)	(67)
27	Obligations under finance leases	(20)	(20)
28	Derivative financial instruments	(61)	—

		(3,097)	(2,393)

	Non-current liabilities
22	Trade and other payables	(32)	(27)
27	Borrowings	(3,022)	(3,520)
25	Retirement benefit obligation	(369)	(485)
	Tax payable	(138)	(184)
24	Deferred tax liabilities	(954)	(895)
23	Long-term provisions	(11)	(10)
27	Obligations under finance leases	(43)	(66)

		(4,569)	(5,187)

	Liabilities directly associated with assets classified as held for sale	(291)	—

	Total Liabilities	(7,957)	(7,580)

	Net Assets	3,035	2,300

	Equity
29	Share capital	260	259
29	Share premium account	1,135	1,098
29	Other reserves	223	(32)
29	Retained earnings	1,390	746

29	Equity attributable to equity holders of the parent	3,008	2,071

30	Minority interest	27	229

	Total Equity	3,035	2,300

On behalf of the Board

Directors:	Todd Stitzer Ken Hanna
13 March 2006

Consolidated Cash Flow Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005	2004
Notes		£m	£m

35	Net cash from operating activities	1,090	956

	Investing activities
	Interest paid	(230)	(239)
	Interest received	31	28
17	Dividends received from associates	11	8
	Proceeds on disposal of property, plant and equipment	37	26
	Purchases of property, plant and equipment	(298)	(285)
31	Acquisitions of businesses	(38)	(59)
17	Acquisitions of associates	(33)	(3)
	Net cash assumed on acquisitions	1	1
	Sale of investments, associates and subsidiary undertakings	41	11
	Acquisitions and disposals	(29)	(50)
	Net change in equity investments and money market deposits	(29)	106

	Net cash used in investing activities	(507)	(406)

	Net cash flow before financing activities	583	550

	Financing activities
	Dividends paid	(261)	(246)
	Dividends paid to minority interests	(7)	(19)
	Proceeds of finance leases	1	93
	Capital element of finance leases repaid	(21)	(24)
	Proceeds on issues of ordinary shares	37	25
	Net movement of shares held under Employee Trust	71	29
	Proceeds of new borrowings	350	610
	Borrowings repaid	(543)	(1,007)
	Repayment of non-equity minority interest	(219)	—

	Net cash used in financing activities	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(9)	11
	Opening net cash and cash equivalents	284	275
	Effect of foreign exchange rates	4	(2)
32	Less: Net cash and cash equivalents included in discontinued operations	(3)	—

	Closing net cash and cash equivalents	276	284

Net cash and cash equivalents includes overdraft balances of £56 million (2004: £41 million).

Financial Statements
Segmental Reporting
a. Business segment analysis

					2005
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,333	334	14.3	336	14.4
Asia Pacific	1,157	143	12.3	157	13.5
Central	9	(164)	n/a	(156)	n/a

	6,508	1,003	15.4	1,033	15.9

Share of results in associates		28

Profit before Financing and Taxation		1,031
Investment revenue		42
Finance cost		(230)

Profit before Taxation		843
Taxation		(140)
Minority interests		(11)

Profit for the Period from continuing operations		692
Discontinued operations (see Note 32(a))		73

Profit for the Period — Equity holders		765

An explanation of segment performance measures is included in Note 1(a).
b. Reconciliation of profit from operations and profit before taxation to underlying performance measure

						2005
			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	—	(4)	172
EMEA	334	22	—	(5)	(15)	336
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)

Profit from Operations	1,003	72	6	(25)	(23)	1,033

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

c. Business segment analysis

					2004
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8
Americas Confectionery	1,093	100	9.1	143	13.1
EMEA	2,246	307	13.7	323	14.4
Asia Pacific	1,050	114	10.9	134	12.8
Central	10	(175)	n/a	(149)	n/a

	6,085	825	13.6	954	15.7

Share of results in associates		22

Profit before Financing and Taxation		847
Investment revenue		48
Finance cost		(253)

Profit before Taxation		642
Taxation		(145)
Minority interests		(22)

Profit for the Period from continuing operations		475
Discontinued operations (see Note 32(a))		50

Profit for the Period — Equity holders		525

In 2005 the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.
d. Reconciliation of profit from operations and profit before taxation to underlying performance measure

						2004
			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503
Americas Confectionery	100	41	2	—	n/a	143
EMEA	307	22	—	(6)	n/a	323
Asia Pacific	114	18	2	—	n/a	134
Central	(175)	36	1	(11)	n/a	(149)

Profit from Operations	825	140	7	(18)	n/a	954

Financial Statements
e. Business Segment Assets and Liabilities

							2005
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,165	307	—	3,472	(1,892)	—	(1,892)
Americas Confectionery	2,592	—	—	2,592	(300)	—	(300)
EMEA	2,541	50	—	2,591	(966)	—	(966)
Asia Pacific	1,004	2	—	1,006	(415)	—	(415)
Central	—	13	377	390	—	(4,093)	(4,093)

Continuing Operations	9,302	372	377	10,051	(3,573)	(4,093)	(7,666)
Discontinued operations	911	30	—	941	(291)	—	(291)

	10,213	402	377	10,992	(3,864)	(4,093)	(7,957)

Central assets principally comprise property, plant and equipment.
f. Business Segment Assets and Liabilities

							2004
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	2,804	251	—	3,055	(1,710)	—	(1,710)
Americas Confectionery	2,242	—	—	2,242	(249)	—	(249)
EMEA	2,350	27	—	2,377	(918)	—	(918)
Asia Pacific	933	1	—	934	(454)	—	(454)
Europe Beverages	974	31	—	1,005	(269)	—	(269)
Central	—	14	253	267	—	(3,980)	(3,980)

	9,303	324	253	9,880	(3,600)	(3,980)	(7,580)

g. Business Segment Share of Result in Associates

	2005	2004
	£m	£m

Profit from operations of associates
Americas Beverages	15	11
Americas Confectionery	—	—
EMEA	7	5
Asia Pacific	—	—
Central	6	6

Continuing Operations	28	22
Discontinued operations	—	(1)

	28	21

h. Other Business Segment Items

				2005
			Depreciation and
	Inter-segment		amortisation of software	Amortisation of brand
	revenue	Capital expenditure	intangibles	intangibles
	£m	£m	£m	£m

Americas Beverages	—	24	36	2
Americas Confectionery	23	73	31	2
EMEA	37	116	76	—
Asia Pacific	3	52	35	2
Central	(63)	15	7	—

Continuing Operations	—	280	185	6
Discontinued operations	—	18	22	—

	—	298	207	6

i. Other Business Segment Items

				2004
			Depreciation and
	Inter-segment		amortisation of software	Amortisation of brand
	revenue	Capital expenditure	intangibles	intangibles
	£m	£m	£m	£m

Americas Beverages	—	35	33	2
Americas Confectionery	12	72	28	2
EMEA	69	95	79	—
Asia Pacific	2	39	33	2
Central	(83)	18	19	1

Continuing Operations	—	259	192	7
Discontinued operations	—	26	23	—

	—	285	215	7

Financial Statements
j. Secondary Segment Analysis — Geographical Segments

			Segment		Capital
	Revenue		assets		expenditure
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

United Kingdom	1,083	1,065	1,099	1,153	78	65
Euro Zone	588	602	575	1,608	49	53
United States of America	1,998	1,889	3,527	3,125	40	41
Central and Southern America	658	549	435	344	44	39
Australia	741	675	513	467	33	26
Other	1,440	1,305	3,902	3,183	54	61

Continuing operations	6,508	6,085	10,051	9,880	298	285
Discontinued operations (Euro Zone)	649	653	941

	7,157	6,738	10,992

Revenue and Profit from Operations are recorded by origin. There is no material difference between this classification and revenue and Profit from Operations by destination. See page F-13 for further information regarding business segments.
The Group’s Revenue is predominantly derived from the sale of confectionery and beverage products. Group Revenue, analysed between these groups of products is set out within Note 2.

Financial Statements
Notes to the Financial Statements
1. Nature of Operations and Accounting Policies
(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage company which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.
Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, impairment and amortisation of goodwill/intangibles and IAS 39 fair value adjustments) and underlying operating margins (operating margins before restructuring costs, non-trading items, impairment and amortisation of goodwill/intangibles and IAS 39 fair value adjustments).
(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.
The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:
IFRS 6 Exploration for and Evaluation of Mineral Resources

IFRS 7 Financial instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures

IFRIC 4 Determining whether an Arrangement contains a Lease

IFRIC 5 Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of Embedded Derivatives
The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.
The disclosures required by IFRS1 “First time adoption of International Financial Reporting standards” concerning the transition form UK GAAP to IFRS are given in Note 40.
(c) Preparation of financial statements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
The annual financial statements are made up to the Sunday nearest to 31 December. This results periodically in a financial year of 53 weeks. The Income Statements cover the 52 weeks from 3 January 2005 to 1 January 2006 and the 53 weeks from 29 December 2003 to 2 January 2005. The balance sheets for 2005 and 2004 have been drawn up as at 1 January 2006 and 2 January 2005 respectively.
(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements. The Group financial statements consolidate the accounts of the Company and the entities controlled by the Company (including all of its subsidiary entities) after eliminating internal transactions and recognising any minority interests in those entities. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities.
Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the Income Statement.
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control. The separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.
Results of subsidiary undertakings disposed of during the financial year are included in Group profit up to the effective date of disposal. When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it would classify such operations as discontinued. The post tax profit or loss of the discontinued operations would be shown as a single amount on the face of the Income Statement, separate from the other results of the Group.

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(d) Basis of consolidation continued
Entities in which the Group is in a position to exercise significant influence but does not have the power to control or jointly control are associated undertakings. Joint ventures are those entities in which the Group has joint control. The results, assets and liabilities of associated undertakings and interests in joint ventures are incorporated into the Group’s financial statements using the equity method of accounting.
The Group’s share of the profit after interest and tax of associated undertakings and joint ventures is included as one line below Profit from Operations. Investment in associated undertaking and interest in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.
(e) Segmental analysis
Business reportable segments
Following the disposal of Europe Beverages, the Group’s operational management structure has four business segments, each with its own leadership team. These four business segments, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific. Americas Beverages market, produce and distribute branded soft drinks in North America. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment is an aggregation of the confectionery and beverages operations in the Asia Pacific region.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Secondary reportable segments
The Group presents geographical information for the following areas: UK, USA, Australia, Euro zone and Central and Southern Americas. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they all have similar political conditions.
The Southern and Central Americas all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.
Basis of allocation of costs between segments
Certain central costs are considered to relate to the operating segments where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations whilst those arising on financing transactions are recorded within the financing line. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located, or the US dollar where this is deemed to be the functional currency. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year. The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each four week accounting period.
Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or as expense in the financial year in which the operations are disposed of.
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, sugar and gum confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.
Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded.

(h) Research and development expenditure
Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.
Development expenditure is assessed and capitalised if it meets all of the following criteria:
•	an asset is created that can be identified;

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost of the asset can be measured reliably.
Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.
(i) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.
(j) Share-based payments
The Group has previously disclosed fair values for share-based payments under US GAAP. Consequently, as permitted by the transitional provisions of IFRS 2 “Share-based Payments” the Group opted for full retrospective adoption upon transition to IFRS.
The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used include Binomial models, Black-Scholes calculations and Monte Carlo simulations. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.
An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately.
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views Restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group Profit from Operations and Operating margins. Therefore such Restructuring costs are shown as a separate line item within Profit from Operations on the face of the Income Statement. Restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled Restructuring costs.
(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s Profit from Operations, however management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group Profit from Operations and Operating margins. Therefore any gains and losses on these non-trading items are shown as a separate line item within Profit from Operations on the face of the income statement.
(m) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (EPS) is calculated by dividing the Profit for the Period attributable to Equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the Profit for the Period attributable to Equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).
Underlying EPS represents Basic EPS, adjusted in order to exclude amortisation and impairments of brand intangibles, restructuring costs, non-trading items, the IAS 39 fair value adjustment and tax items as described in Note 1(j).
(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and restated at each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the Income Statement.

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(n) Goodwill continued
Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.
(o) Brand Intangibles
The main economic and competitive assets of the Group are its brands, including the “Cadbury” and “Schweppes” brands, which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Other intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.
No amortisation is charged on over 99% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
•	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.

•	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.

•	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis.
The Group carries out an impairment review of its tangible and intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of a fixed asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.
(p) Software Intangibles
Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are amortised over their expected useful life on a straight-line basis, with the lives reviewed annually.
(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount has been treated as deemed cost on transition to IFRS.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7% — 10%
Vehicles	12.5% — 20%
Office equipment	10% — 20%
Computer hardware	12.5% — 33%
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.
In specific cases different depreciation rates are used e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. For property leases, the land and buildings elements are treated separately to determine the appropriate lease classification.

Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as a financing charge. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the Income Statement.
(r) Inventories
Inventories are recorded at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from inventory based on the average value of the items of inventory removed.
(s) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
(t) Assets held for sale and discontinued operations
Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.
Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative period has been re-presented to show the discontinued operations separate from the continuing operations.
(u) Taxation
The tax charge for the year includes the charge for tax currently payable and deferred taxation. The current tax charge represents the estimated amount due that arises from the operations of the Group in the financial year and after making adjustments to estimates in respect of prior years.
Deferred tax is recognised in respect of all differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except where the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised where the carrying value of an asset is greater than its associated tax basis or where the carrying value of a liability is less than its associated tax basis. Deferred tax is provided for any differences that exist between the tax base and accounting base of brand intangibles arising from a business combination.
A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the deductible temporary difference can be utilised.
The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. Deferred tax is recognised for unremitted overseas earnings on its associates and interests in joint ventures.
Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(v) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
For defined benefit retirement schemes, the cost of providing the benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised straight line over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Profit from Operations. The expected return on plan assets less the interest arising on the pension liabilities is presented within Financing. Actuarial gains and losses are recognised in full in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(v) Pensions and other post-retirement benefits continued
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of available refunds and reductions in future contributions to the plan.
(w) Financial Instruments
Following the adoption of IAS 39 from 3 January 2005 the following are the Group’s accounting policies for financial instruments. The comparatives have not been restated for the adoption of the above standards as permitted by IFRS 1 but are presented in accordance with the accounting policies detailed in 1(x).
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.
Derivative Financial Instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. The Group’s policy will be to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships. Consequently, movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. The Group will separately disclose the impact of such volatility.
The Group is exposed to a number of different market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These exposures fall into two main categories:
Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long term fluctuations. In respect of such commodities the Group enters into forward and future contracts in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the Income Statement as the cash flows relating to the underlying transactions are incurred.
The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the Income Statement as the cash flows relating to the underlying transactions are incurred.
Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the Income Statement. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the underlying borrowings.
Interest rate swaps and forward rate agreements are used to convert a proportion of floating rate borrowings to fixed rate. In principle, these transactions would qualify as “cash flow hedges” of floating rate borrowings. To the extent that the hedge is deemed effective the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying borrowing are incurred. However, where these transactions hedge another derivative (e.g. fixed to floating rate interest rate swap), they would not qualify for hedge accounting under IAS 39 because the risk being hedged is a risk created by the use of derivatives.

Forward currency contracts and currency swaps are used to convert the currency of floating rate borrowings. In principle, the majority of these derivatives would qualify as “net investment hedges” of the exchange exposure on our net investment in foreign operations. To the extent that the hedge is deemed effective, the gains or losses on fair valuation of the hedging instruments would be deferred in equity, where they would at least partially offset the gain or loss on retranslation of the net investment in the foreign operations, and be recycled to the Income Statement only on disposal of the foreign operation to which it relates.
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments will be immediately recognised in the Income Statement within financing.
Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.
Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in profit and loss using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.
(x) Group’s accounting policies for financial instruments prior to adoption of IAS 39
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk, interest rate movements and movement in raw material costs.
To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognised in the profit and loss as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.
Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses recognised as other income or expense.
Debt instruments
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.
(y) Management performance measures
Cadbury Schweppes believes that Underlying Profit from Operations, Underlying Profit before Tax, Underlying Earnings and Underlying Earnings per Share provide additional useful information on underlying trends to shareholders. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative Earnings per Share measure a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
The principal adjustments made to reported profit are summarised below:
•	Restructuring costs – the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving significant one-off incremental costs. The Group views Restructuring as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Impairment and Amortisation of brand intangibles – under IFRS, the Group continues to amortise certain short-life brand intangibles. This amortisation, or any impairment charge, is not considered to be reflective of the underlying trading of the Group;

•	Non trading items – whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group Profit from Operations and operating margins. Any gains and losses on these non-trading items are therefore excluded on any such gains or losses in arriving at its Underlying Profit from Operations; and

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(y) Management performance measures continued
•	IAS 39 adjustments – fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges.

The effect of not applying hedge accounting under IAS 39 means that the Profit from Operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value in the period of open contracts is recognised in the Financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded to reflect the cash flows that occur under the Group’s hedging arrangements.

•	Tax adjustments – In order to provide comparable earnings information the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time, there may be tax items that as a consequence of their size and nature are excluded from underlying earnings. In 2005, we recognised a net deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition, an intra-Group transfer of certain non-tax deductible intellectual property rights undertaken in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million tax credit in arriving at the profit for the period from discontinued operations. As a consequence of their size and one-off nature, these amounts have been excluded from the underlying earnings of the Group.
2. Revenue
An analysis of the Group’s revenue is as follows:

	2005	2004
	£m	£m

Continuing operations
Sale of goods – Confectionery	4,261	3,968
– Beverages	2,238	2,107
Rendering of services[1]	9	10

	6,508	6,085
Investment revenue (note 9)	42	48
Discontinued operations (note 32)	649	653

	7,199	6,786

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Company’s S&T facilities.

3. Trading Costs
(a)	Trading costs analysis:

	2005	2004
	£m	£m

Cost of sales	3,091	2,571
Distribution costs	435	369
Marketing and selling costs	683	667
Administrative expenses	1,243	1,524

	5,452	5,131

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting it to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses include the cost of information technology, research and development and other back office functions.
We view Restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these Restructuring costs are separately disclosed in arriving at Profit from Operations. We also separately disclose amortisation of brand intangibles in arriving at Profit from Operations. We consider these costs to be administrative in nature.
(b) Gross profit analysis:

	2005	2004
	£m	£m

Revenue	6,508	6,085
Cost of sales	(3,091)	(2,571)

Gross profit	3,417	3,514

During 2005 the Group has moved to full absorption costing, as a consequence certain costs previously recorded as distribution costs and administrative expenses are recorded as cost of sales.
4. Restructuring Costs
During 2005, the continuing Group incurred £72 million (2004: £140 million) of Restructuring costs. These have been incurred as part of the four year Fuel for Growth programme, which commenced in 2003.

	2005	2004
	£m	£m

Integrating the Adams acquisition	16	55
Other Fuel for Growth projects in the base business	56	54

Total for Fuel for Growth	72	109
Write down of IT asset	—	31

	72	140

Of this total charge of £72 million (2004: £140 million), £38 million (2004: £42 million) was redundancy related and £18 million related to external consulting costs (2004: £36 million). The remaining costs consisted of asset write offs, site closure costs, relocation costs and distribution termination payments. The analysis of these costs by region is shown below:

	2005	2004
	£m	£m

Americas Beverages	6	23
Americas Confectionery	21	41
EMEA	22	22
Asia Pacific	15	18
Central	8	36

	72	140

Financial Statements
Notes to the Financial Statements continued
5.	Non-trading items

	2005	2004
	£m	£m

Profit on disposal of subsidiaries and brands	19	20
Profit on disposal of investments	4	—
Profit/(loss) on disposal of land and buildings	2	(2)

	25	18

The profit on disposal of subsidiaries and brands in the year relates primarily to the £20 million profit on disposal of the Holland House brand in Americas Beverages offset by a loss of £1 million on the completion of the disposal of the Group’s German confectionery business. Cash consideration in respect of these disposals amounted to £41 million. The disposal in 2004 relates to the sale of the South African food division and the release of provisions related to disposals in earlier years for which the obligation period has lapsed. Cash consideration in respect of these disposals amounted to £11 million.
6. Profit from Operations
Profit from operations for Continuing operations is after charging:

	2005	2004
	£m	£m

Research and product innovation	67	58
Depreciation of property, plant & equipment – owned assets	162	163
– under finance leases	12	9
Amortisation of brand intangibles	6	7
Amortisation of software intangibles	19	21
Maintenance and repairs	83	78
Advertising and promotional marketing	683	667
Impairment of trade receivables	5	11

Analysis of Profit from Operations for discontinued operations is given in note 32(c).
Auditors’ remuneration

	2005	2004
	£m	£m

Audit services	5.0	4.2
Further assurance/audit related services	1.1	0.5
Tax services	1.1	1.1
Other services	0.3	—

Continuing and discontinued operations	7.5	5.8
Less: auditors remuneration for discontinued operations (note 32(c))	(0.5)	(0.5)

	7.0	5.3

Further assurance services primarily relate to audit of the adoption of IFRS, work in connection with the disposal of the Europe Beverages business, the half year review and shareholder/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £2.1 million (2004: £1.3 million).
The policy for approval of non-audit fees is set out on page 67. In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2005 were £7.6 million (2004: £2.6 million) principally in relation to the disposal of Europe Beverages.

7. Employees and Emoluments

	2005	2004
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	1,009	985
Social security costs	116	115
Share based payments (see Note 26)	37	38
Post retirement benefit costs (see Note 25)	80	85

Continuing operations	1,242	1,223

	2005	2004

Average employee headcount:
Americas Beverages	6,605	6,774
Americas Confectionery	14,175	14,002
EMEA	21,660	21,549
Asia Pacific	12,624	12,436
Central	769	662

Continuing operations	55,833	55,423

Emoluments of employees of discontinued operations totalled £95 million (2004: £102 million), giving a total for the Group of £1,337 million (2004: £1,278 million). The average employee headcount of discontinued operations totalled 2,748 (2004: 3,019), giving a total for the Group of 58,581 (2004: 58,442). Further details of discontinued operations are included in Note 32(b).
8. Directors’ Remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F.
9. Investment Revenue

	2005	2004
	£m	£m

Interest on bank deposits	31	39
Post retirement employee benefits	11	9

Investment revenue	42	48

10. Finance Costs

	2005	2004
	£m	£m

Bank and other loans not wholly repayable within five years	27	42
Bank and other loans wholly repayable within five years	139	185
Commercial paper	18	21
Finance leases	5	4
Bank overdrafts and other short-term borrowings	31	1
Interest paid on interest rate derivatives	163	n/a
Interest received on interest rate derivatives	(153)	n/a
Fair value movements arising on derivatives not in a designated hedge accounting relationship:
Losses	(52)	n/a
Gains	52	n/a

Finance costs	230	253

Financial Statements
Notes to the Financial Statements continued
11.	Taxation

	2005	2004
Analysis of charge in period	£m	£m

Current tax – continuing operations:
– UK	(6)	3
– Overseas	(218)	(147)
– Adjustment in respect of prior year	38	60

	(186)	(84)

Deferred tax – continuing operations:
– UK	(13)	(21)
– Overseas	(37)	(32)
– Adjustment in respect of prior year	(8)	(8)
– Recognition of UK deferred tax asset	104	—

	46	(61)

Taxation – continuing operations	(140)	(145)

In 2005 the recognition of a net deferred tax asset in the UK is now appropriate. This has given rise to a £104 million credit to the tax charge, as an adjustment in respect of prior years. UK tax is calculated at 30 per cent (2004: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.
In addition to the amounts recorded in the Income Statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £17 million were recognised directly in equity.
The charge for the year can be reconciled to the profit per the income statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0
Tax effect of share of results of associates	(1.1)	(1.1)
Tax effect of expenses that are not deductible in determining taxable profit	2.3	1.9
Tax effect of income not taxable	(2.9)	—
Tax effect of prior period adjustments	(3.6)	(8.1)
Tax effect of recognition of UK deferred tax asset	(12.3)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	2.2	0.7
Other tax effects	2.0	(0.8)

Effective tax rate for the year for continuing operations	16.6	22.6

For details of taxation and the effective tax rate for discontinued operations see note 32(d).
12. Dividends

	2005	2004
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 8.70p (2004: 8.35p) per share	178	169
Interim dividend for the year of 4.00p (2004: 3.80p) per share	82	78

	260	247

At the year-end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 1 January 2006 of 9.00 pence per share has been proposed, equivalent to a cash payment of approximately £186 million.

13. Earnings per share
(i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1(y). The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
	2005		2005	2004	2004
	£m		pence	£m	pence

Reported	765		37.3	525	25.9

Restructuring costs	86		4.2	166	8.2
Amortisation of brand intangibles	6		0.3	7	0.3
Non-trading items	(16	)*	(0.8)	(19)	(0.9)
IAS 39 adjustment – fair value accounting	(23)		(1.1)	—	–
Effect of tax on above items	(18	)#	(0.9)	(57)	(2.8)
Recognition of UK deferred tax asset	(104)		(5.1)	–	–

Underlying	696		33.9	622	30.7

*	Includes £9 million relating to Europe Beverages disposal costs (see Note 32(a)).

#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
(ii) Diluted EPS
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying EPS are set out below:

	2005	2004
	pence	pence

Diluted Reported – Continuing and Discontinued	36.9	25.7
Diluted Underlying – Continuing and Discontinued	33.5	30.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005	2004
	million	million

Average shares used in Basic EPS calculation	2,051	2,027
Dilutive share options outstanding	23	14

Shares used in Diluted EPS calculation	2,074	2,041

Share options not included in the Diluted EPS calculation because they were non-dilutive in the period totalled 1 million in 2005 (2004: 35 million), as the exercise price of these share options was above the average share price for the relevant year.
(iii) Continuing EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2005	2005	2004	2004
	£m	pence	£m	pence

Reported – Continuing operations	692	33.8	475	23.4

Restructuring costs	72	3.5	140	6.9
Amortisation of brand intangibles	6	0.3	7	0.3
Non-trading items	(25)	(1.2)	(18)	(0.8)
IAS 39 adjustment – fair value accounting	(23)	(1.1)	n/a	n/a
Effect of tax on above items	(3)	(0.2)	(48)	(2.4)
Recognition of UK deferred tax asset	(104)	(5.1)	–	–

Underlying – Continuing operations	615	30.0	556	27.4

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

	2005	2004
	pence	pence

Diluted Reported – Continuing Operations	33.4	23.3
Diluted Underlying – Continuing Operations	29.7	27.3

EPS information for Discontinued Operations is presented in Note 32(g).

Financial Statements
Notes to the Financial Statements continued
14. Goodwill

£m

Cost and carrying amount
At 29 December 2003	2,384
Exchange differences	(89)
Recognised on acquisition of a subsidiary	51
Transfers arising on finalisation of purchase accounting	6

At 2 January 2005	2,352
Exchange differences	191
Recognised on acquisition of a subsidiary	6
Transferred to discontinued operation	(230)
Derecognised on disposal	(20)

At 1 January 2006	2,299

In 2005, goodwill recognised on acquisition of subsidiaries includes £7 million arising from recognising deferred tax on the acquired brand intangibles.
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets.
The carrying amounts of significant goodwill by cash generating unit are as follows:

	2005	2004
	£m	£m

North America Beverages	525	470
USA and Canadian Confectionery	878	784
MECCA Confectionery	287	244
Western Europe Confectionery	227	255

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple and Motts. The USA and Canadian Confectionery and MECCA Confectionery arose principally from the Adams acquisition in 2003. The Western Europe confectionery goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions.

15. Other intangible assets

	Brand
	intangibles	Software
	£m	£m

Cost
At 29 December 2003	3,446	185
Exchange differences	(175)	(3)
Additions	—	22
Write-off	—	(31)

At 2 January 2005	3,271	173
Exchange differences	290	7
Recognised on acquisition of a subsidiary	25	—
Additions	—	19
Transfers to discontinued operations	(370)	(5)

At 1 January 2006	3,216	194

Amortisation
At 29 December 2003	(3)	(8)
Charge for the year	(7)	(21)

At 2 January 2005	(10)	(29)
Charge for the year	(6)	(19)
Transfers to discontinued operations	—	3

At 1 January 2006	(16)	(45)

Carrying amount
At 2 January 2005	3,261	144
At 1 January 2006	3,200	149

The Group does not amortise over 99% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at Revenue. The amortisation period for software intangibles is 8 years.
The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the brand intangibles. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets.
Significant intangible assets details

		Carrying	Remaining
		amount	amortisation
	Description	£m	period

Brand intangibles
Dr Pepper/Seven Up	Carbonated soft drink	1,047	Indefinite life
Snapple	Non-carbonated soft drink	431	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	120	Indefinite life
Halls	Sugar product	357	Indefinite life
Trident	Gum	250	Indefinite life
Dentyne	Gum	141	Indefinite life

Financial Statements
Notes to the Financial Statements continued
16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 29 December 2003	558	2,253	43	2,854
Exchange rate adjustments	(1)	(37)	(3)	(41)
Additions	9	120	141	270
Additions on acquisition of a subsidiary	2	—	—	2
Transfers on completion	6	87	(93)	—
Disposals	(12)	(198)	(1)	(211)

At 2 January 2005	562	2,225	87	2,874
Exchange rate adjustments	43	88	12	143
Additions	14	95	181	290
Transfers on completion	31	67	(98)	—
Transfers to assets held for sale	(7)	—	(3)	(10)
Transfers to discontinued operations	(63)	(113)	(4)	(180)
Disposals	(14)	(119)	(2)	(135)

At 1 January 2006	566	2,243	173	2,982

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Accumulated depreciation
At 29 December 2003	(83)	(1,324)	—	(1,407)
Exchange rate adjustments	1	23	—	24
Depreciation for the year	(17)	(178)	—	(195)
Disposals	1	167	—	168

At 2 January 2005	(98)	(1,312)	—	(1,410)
Exchange rate adjustments	(15)	(52)	—	(67)
Depreciation for the year	(18)	(170)	—	(188)
Transfers to assets held for sale	4	—	—	4
Transfers to discontinued operations	5	22	—	27
Disposals	1	97	—	98

At 1 January 2006	(121)	(1,415)	—	(1,536)

Carrying amount
At 2 January 2005	464	913	87	1,464
At 1 January 2006	445	828	173	1,446

The value of land not depreciated is £94 million in the continuing Group, £112 million in the total Group (2004: £112 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2005	2004
	£m	£m

Cost	228	227
Less: accumulated depreciation	(172)	(155)

	56	72

(c) Analysis of land and buildings

	2005	2004
	£m	£m

Analysis of net book value
Freehold	394	436
Long leasehold	33	19
Short leasehold	18	14

	445	469

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year for the continuing group were £14 million (2004: £15 million), discontinued operations £nil (2004: £nil).
17. Investment in associates
(a) Analysis of components

	2005	2004
	£m	£m

Shares in associated undertakings
— Listed	50	27
— Unlisted	185	164

Total net book value of associates	235	191
Loans to associated undertakings	137	133

	372	324

The fair value of shares in listed associated undertakings is £136 million (2004: £107 million). The tax liability on disposal of our listed overseas investments in associates would be £nil.
Details of the principal associated undertakings are set out in Note 36.
(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	Associates	Total
	£m	£m	£m	£m

Cost/carrying value at 2 January 2005	16	96	133	245
Exchange rate adjustments	1	6	14	21
Transfer to discontinued operations	—	(11)	(10)	(21)
Additions	17	16	—	33

Cost/carrying value at 1 January 2006	34	107	137	278

Share of reserves at 2 January 2005	11	68	—	79
Exchange rate adjustments	2	15	—	17
Share of profit from operations	10	47	—	57
Share of interest	(2)	(14)	—	(16)
Share of taxation	(2)	(11)	—	(13)
Dividends received	(3)	(8)	—	(11)
Transfer to discontinued operations	—	(19)	—	(19)

Share of reserves at 1 January 2006	16	78	—	94

Net book value at 2 January 2005	27	164	133	324

Net book value at 1 January 2006	50	185	137	372

Market value of listed associates (2004: £107 million)	136

The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

Financial Statements
Notes to the Financial Statements continued
17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2005	2004
	£m	£m

Revenue	6,184	5,949
Profit for the period	73	71
Non-current assets	348	322
Current assets	594	494
Current liabilities	(686)	(620)
Non-current liabilities	(531)	(484)

18. Investments

	2005	2004
	£m	£m

Available for sale investments	2	11

The Group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through profit or loss.
The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2005	2004
	£m	£m

Raw materials and consumables	210	228
Work in progress	66	60
Finished goods and goods for resale	437	421

	713	709

Inventories held by discontinued operations at 1 January 2006 total £20 million (Note 32(e)).
20. Trade and other receivables

	2005		2004
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade receivables	884	—	915	—
Less: provision for impairment of trade receivables	(22)	—	(30)	—

	862	—	885	—
Amounts owed by associated undertakings	39	—	34	—
Interest receivable	5	—	—	—
Other taxes recoverable	33	—	48	—
Other debtors	95	70	83	67
Prepayments and accrued income	146	—	100	—

	1,180	70	1,150	67

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are denominated in the functional currency of the relevant Group reporting company.

21. Assets held for sale

	2005	2004
	£m	£m

At 2 January 2005	5	9
Exchange rate adjustments	—	—
Additions	3	—
Transfer of discontinued operations	941	—
Disposals	(4)	(4)

At 1 January 2006	945	5

As discussed in Note 32, the Group announced the disposal of its Europe Beverages business in 2005. The business was available for immediate sale and the sale was completed on 2 February 2006. Hence the total assets of the Europe Beverages business have been included within Assets held for sale.
22. Trade and other payables

	2005		2004
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade payables	576	—	583	—
Amounts owed to associated undertakings	14	—	21	—
Payments on account	1	—	14	—
Interest accruals	48	—	53	—
Other taxes and social security costs	103	—	110	—
Accruals and deferred income	506	—	485	—
Government grants	—	—	—	1
Other payables	295	32	280	26

	1,543	32	1,546	27

Trade payables are denominated in the functional currency of the relevant Group reporting company. Trade payables includes accrued interest on borrowings of £43 million.
The Directors consider that the carrying amount of trade payables approximates to their fair value.

Financial Statements
Notes to the Financial Statements continued
23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 29 December 2003	93	21	17	131
Exchange rate adjustments	(2)	—	—	(2)
Recognised in the income statement	166	—	(10)	156
Reserves movement	—	—	(3)	(3)
Utilised in the year – cash	(162)	(3)	—	(165)
Utilised in the year – non-cash	(37)	—	—	(37)
Disposals	—	(3)	—	(3)

At 2 January 2005	58	15	4	77
Exchange rate adjustments	—	1	—	1
Recognised in the income statement	86	(4)	5	87
Utilised in the year – cash	(103)	(3)	1	(105)
Transfer to discontinued operations	(7)	—	—	(7)

At 1 January 2006	34	9	10	53

	2005	2004
	£m	£m

Amount due for settlement within 12 months	42	67
Amount due for settlement after 12 months	11	10

	53	77

The charge to the Income Statement for restructuring is explained in Note 4. The majority of the restructuring provision relates to redundancy costs. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2006 are not expected to be significant.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Brand	benefit
	depreciation	intangibles	obligations	Other	Total
	£m	£m	£m	£m	£m

At 29 December 2003	60	857	(40)	56	933
Charge to equity for the year	—	—	(1)	—	(1)
Charge to Income Statement – Continuing operations	1	60	5	(5)	61
– Discontinued operations	—	(14)	—	43	29
Acquisition of subsidiary	(2)	2	—	(4)	(4)
Transfer to current tax	—	—	—	(100)	(100)
Exchange differences	3	(42)	2	(3)	(40)

At 2 January 2005	62	863	(34)	(13)	878

Charge to equity for the year	—	—	20	(3)	17
Charge/(credit) to Income Statement – Continuing operations	15	42	(50)	(53)	(46)
– Discontinued operations	—	(11)	—	(1)	(12)
Acquisition of subsidiary	—	7	—	—	7
Transfer to discontinued operations	(2)	(67)	—	(24)	(93)
Exchange differences	7	79	(1)	(5)	80

At 1 January 2006	82	913	(65)	(99)	831

The following is the analysis of the deferred tax balances for balance sheet purposes:

	2005	2004
	£m	£m

Deferred tax assets	(123)	(17)
Deferred tax liabilities	954	895

	831	878

At the balance sheet date, the Group has unused tax losses of £176 million (2004: £136 million) available for offset against future profits. A deferred tax asset has been recognised in respect of £11 million (2004: £21 million) of such losses. No deferred tax asset has been recognised in respect of the remaining £165 million (2004: £115 million) as we do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £15 million expire in 2006 and 2007, £94 million expire between 2008 and 2017 and £7 million expire after 2017. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £4.7 billion (2004: £3.9 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
Temporary differences arising in connection with interests in associates and jointly controlled entities are insignificant.
25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations.
There are also a number of defined contribution schemes with benefits based on contributions to the benefit fund.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.
Analysis of the Group post-retirement cost included in Profit from Operations is set out below:

	2005	2004
	£m	£m

UK defined benefit schemes	42	40
Overseas defined benefit schemes – continuing operations	19	26
Overseas defined contribution schemes – continuing operations	19	18

Total continuing operations	80	84
Discontinued operations	4	1

Total	84	85

Of the charge for the year in respect of the continuing operations’ defined benefit schemes, £26 million (2004: £22 million) has been included in Cost of Sales and £35 million (2004: £44 million) has been included in Administrative expenses. Actuarial gains and losses have been reported in the Statement of Recognised Income and Expense.

Financial Statements
Notes to the Financial Statements continued
25. Retirement benefit obligations continued

	2005	2005	2004	2004
	%	%	%	%
	UK	Overseas	UK	Overseas
	Schemes	Schemes	Schemes	Schemes

Main Financial assumptions as at year end
Rate of increase in salaries	4.2	4.0—4.25	4.5	4.0—4.25
Rate of increase in pensions in payment*	2.7	2.15	2.7	2.25
Rate of increase for deferred pensioners*	2.7	2.15	2.7	2.25
Discount rate for scheme liabilities	4.75	4.3—5.75	5.3	4.75—5.75
Inflation	2.7	2.25—2.5	2.7	2.25—2.5
Medical cost inflation	5.25	5.0—10.0	5.3	5.0—10.0

*	Guaranteed pension increases only apply to the UK and Irish pension schemes.
In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses up-to-date mortality tables. The mortality assumptions for the UK scheme were updated in 2005 following the work performed for the full triennial funding valuation. Statistical analysis performed for the funding valuation demonstrates that the mortality assumption applied is consistent with recent experience. Allowance is made in all significant schemes for expected future increases in life expectancy.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 1 January 2006 are as follows:

	UK	Overseas	UK	Overseas	Post-
	Schemes	Schemes	Pension	Pension	Retirement
	Expected	Expected	Schemes	Schemes	Medical	Total
	Rate of	Rate of	Market	Market	benefits	All
	Return	Return	Value	Value	Market Value	Schemes
	%	%	£m	£m	£m	£m

Equities	7.7	7.3—8.5	1,107	345	2	1,454
Bonds	4.4	4.8—5.5	449	124	1	574
Property	6.3	6.0—6.6	148	31	—	179
Other	4.2	3.0—4.1	58	32	—	90

	6.7	6.95	1,762	532	3	2,297
Present value of benefit obligations			(1,930)	(695)	(41)	(2,666)

Recognised in the Balance Sheet			(168)	(163)	(38)	(369)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 2 January 2005 are as follows:

	UK	Overseas	UK	Overseas	Post-
	Schemes	Schemes	Pension	Pension	Retirement
	Expected	Expected	Schemes	Schemes	Medical	Total
	Rate of	Rate of	Market	Market	benefits	All
	Return	Return	Value	Value	Market Value	Schemes
	%	%	£m	£m	£m	£m

Equities	8.0	6.9—8.5	962	284	2	1,248
Bonds	4.8	4.1—5.5	376	86	1	463
Property	6.7	5.7	110	27	—	137
Other	4.0	3.25	14	25	—	39

	7.1	6.5	1,462	422	3	1,887
Present value of scheme liabilities			(1,703)	(637)	(32)	(2,372)

Recognised in the Balance Sheet			(241)	(215)	(29)	(485)

Changes in the present value of the defined benefit obligation are as follows:

	2005	2004
	£m	£m

Opening defined benefit obligation	(2,372)	(2,150)
Current service cost	(77)	(67)
Past service cost	12	—
Interest cost	(120)	(116)
Actuarial losses	(184)	(143)
Contributions by employees	(11)	(11)
Obligation transferred on disposal of subsidiary	3	—
Transfer to discontinued operations	12	—
Exchange differences	(30)	8
Benefits paid	101	107

Closing defined benefit obligation	(2,666)	(2,372)

Of the £2,666 million of benefit obligations above, £73 million are in respect of unfunded plans. Of the remaining obligation of £2,593 million, assets of £2,297 million are held. Changes in the fair value of these scheme assets are as follows:

	2005	2004
	£m	£m

Opening fair value of plan assets	1,887	1,740
Expected return	131	125
Actuarial gains	260	71
Contributions by employees	11	11
Contributions by employer	89	53
Exchange differences	20	(6)
Benefits paid	(101)	(107)

Closing fair value of scheme assets	2,297	1,887

The actual return on plan assets was £391 million (2004: £196 million). The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2005, the Group elected to make an additional £25 million and £6 million contribution to the UK and US pension schemes respectively. These payments are part of a more long-term plan to reduce the Group’s pension deficit.
The expected rates of return on individual categories of plan assets are determined after taking advice from external expert advice and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.
The history of the plan for the current and prior period is as follows:

	2005	2004
	£m	£m

Present value of defined benefit obligation	(2,666)	(2,372)
Fair value of plan assets	2,297	1,887
Deficit	(369)	(485)
Experience adjustments on plan liabilities	(184)	(143)
Experience adjustments on plan assets	260	71

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.
The Group expects to contribute approximately £62 million to its defined benefit plan in 2006. In addition management have agreed to make an additional contribution of approximately £95 million in 2006 to further fund its defined benefit obligation and will be making further additional contributions totalling £65 million over the following few years.
The Group recognised total expenses of £39 million (2004: £39 million) related to equity-settled share-based payment transactions during the year including £2 million in respect of Europe Beverages (2004: £1 million).
The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP).

Financial Statements
Notes to the Financial Statements continued
26.	Share based payments
Long Term Incentive Plan (LTIP)
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the Plan, and the table below sets out the key features of the LTIP.

		Awards made prior to 2004	Awards made for 2004 and 2005

Face value of conditional share award made to Executive Directors		80% of base salary	120% of base salary

Performance conditions		Award is based on TSR relative to the Comparator Group with a UEPS hurdle (see below)	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement		For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period:
• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest if the real compound annual growth rate achieved is 6% or more

• 100% of this half of the award (60%, at grant, of base salary) will vest if the real compound annual growth rate achieved is 10% or more

• Between 6% and 10%, the award will vest proportionately

TSR vesting requirement		The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:

	•	The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest at the 50th percentile ranking

	•	100% of the award will vest at the 80th percentile ranking or above	• 100% of this half of the award (60%, at grant, of base salary) will vest at the 80th percentile ranking or above

	•	Between the 50th and 80th percentiles, the award will vest proportionately	• Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests		If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group		A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

The TSR measure is a widely accepted and understood benchmark of a company’s performance. The TSR is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on a real basis after allowing for inflation, based on a weighted average inflation index computed using the published annual Consumer Price Index inflation rates for the UK, USA, Euro Zone and Australia. The real growth rates are aggregate per annum compound and sustained performance is therefore required over the performance cycle as each year counts in the calculation.
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK Based Companies	Non-UK Based Companies	Head Office Location

Allied Domecq #	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	Conagra+	US
Scottish & Newcastle+	CSM+	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker*	Germany
	Wrigley+	US

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005, due to its no longer being a publicly quoted company
Awards under the LTIP (both before and after 2004) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome.

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. The BSRP is available to a group of approximately 155 senior executives including the Executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.
The BSRP enables participants to invest all or part of their AIP award in, or take their AIP Award as an award over, our shares (“deferred shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three year period, they forfeit some of the additional shares and in certain cases it is possible that all of the deferred shares and the additional shares may be forfeited.
The number of matching shares that will be provided for grants in 2005 is as follows:

Real compound annual growth in	Number of additional shares awarded
aggregate UEP over the three-year	at the end of the period (for every
deferral period equivalent to:	five acquired by the executive)

below 4%	2 (Threshold)
4%	3
7%	4
10% or more	5 (Maximum)

UEP is measured on both an aggregate basis and a ‘real’ basis (i.e. after allowing for inflation), and the levels of growth required to achieve the highest levels of share match are demanding. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.
Discretionary Share Option Plans
Share options are granted to over 2,000 Group employees. All our discretionary share option plans use the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary. From 2006 onwards, we propose that no such grants are made other than in exceptional circumstances

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index (as for the LTIP). The UEPS is measured on a real basis after allowing for inflation. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome.
Other Share Plans
The Group also has a share option scheme for all employees of the Group. All Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.

Share award fair values
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. Key assumptions are detailed below:

	2005
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%
Expected life	3 yrs	3 yrs	#	1—3 yrs	Vesting+5 months
Risk free rate	4.5%	n/a	4.8%	4.3%	4.3%—4.4%
Expected dividend yield	2.5%	3.0%	3.0%	2.3%—2.5%	2.2% — 2.3%
Possibility of ceasing employment before vesting	—	—	14%	—	12%—32%
Expectations of meeting performance criteria	40%	70%	85—100%	n/a	n/a
Fair value per option	92.6%	91.6% UEPS	23%	93.3%—97.8%	23.3%—35.3%
		49.6% TSR

	2004
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%
Expected life	3 yrs	3 yrs	#	1—3 yrs	Vesting+5 months
Risk free rate	4.5%	n/a	4.7%—5.0%	4.4%—5.0%	4.6%—6.0%
Expected dividend yield	2.7%	3.0%	3.0%	2.7%—3.2%	2.7%—2.8%
Possibility of ceasing employment before vesting	—	—	11%	—	7%—33%
Expectations of meeting performance criteria	40%	70%	100%	n/a	n/a
Fair value per option	92.6%	91.4% UEPS	21.9%—23.3%	94.0%—99.2%	21.4%—32.2%
		49.6% TSR

#	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 155 senior executives including the Executive Directors. The maximum number of shares awarded in respect of 2005 is 3,141,237 (2004: 1,417,545). 1,435,712 shares vested in 2005 (2004: 1,162,488). Also during the period, matching awards were made over 815,279 shares (2004: 724,571). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £13 million (2004: £12 million).
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2005 is 2,605,000 (2004: 3,341,000). No shares vested in 2005 (2004: Nil) and lapsed shares totalled 1,943,000 (2004: 124,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £4 million (2004: £5 million). 501,840 shares were awarded in respect of the ISAP in 2005 (2004: 472,000). (There were no lapses.)
DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £21 million in 2005 (2004: £22 million).

2005: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	10,008,064	—	2,187,121	418,398	7,402,545	2.35 – 3.52	3.28	29	403,264	3.41
	3,890,197	2,060,817	594,191	185,267	5,171,556	3.74 – 4.37	4.00	33	—	—
b	27,720,400	—	4,696,902	2,012,464	21,011,034	2.42 – 3.52	3.45	82	1,846,780	2.83
	59,199,505	—	16,221,194	2,273,938	40,704,373	3.79 – 4.82	4.53	68	37,256,239	4.95
c	5,822,500	4,588,750	—	296,500	10,114,750	4.39 – 5.69	4.79	23	—	—
d	15,512,250	12,020,250	28,750	718,000	26,785,750	4.39 – 5.71	4.78	23	—	—
e	921,607	—	116,420	64,556	740,631	2.35 – 3.41	3.03	27	14,859	3.41
	299,871	195,032	43,503	107,545	343,855	3.63 – 4.23	4.00	30	—	—
f	466,594	0	22,629	8,850	435,115	2.74 – 3.78	3.14	38	47,427	3.41
	0	73,623	0	3,063	70,560	4.23	4.23	57	—	—
g	3,596,188	0	1,805,012	167,540	1,623,636	$4.66 – $6.61	$6.61	3	—	—
	0	1,360,640	0	168	1,360,472	$8.43	$8.43	22	—	—
h	1,909,824	0	371,526	104,996	1,433,302	3.02 – 3.86	3.39	23	236,542	3.55
	0	229,314	—	0	229,314	4.59	4.59	43	—	—
	228,940	0	—	16,862	212,078	$5.27 – $6.22	$5.69	18	118,290	$5.27
	0	97,600	—	0	97,600	$7.93	$7.93	36	—	—
i	121,605	116,495	92,836	30,671	114,593	4.34	4.34	6	—	—
j	0	822,348	0	52	822,296	$8.43	$8.43	22	—	—

2004: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	year end	stated)	stated)	of the year	at year end	stated)

a	1,074,362	—	549,841	11,399	513,122	2.35	2.35	1	—
	14,691,587	2,288,832	2,587,939	1,007,341	13,385,139	3.14 – 3.76	3.39	33	499,920	3.74
b	5,433,928	—	2,572,646	121,782	2,739,500	2.43 – 2.75	2.54	17	2,739,500	2.54
	53,993,317	606,750	6,140,803	3,117,026	45,342,238	2.97 – 4.25	3.73	84	18,893,727	3.95
	45,225,096	—	1,673,037	4,713,892	38,838,167	4.44 – 4.83	4.75	81	21,669,747	4.69
c	0	5,834,250	—	11,750	5,822,500	4.40 – 4.52	4.4	32	—	—
d	0	15,561,000	—	48,750	15,512,250	4.40 – 4.60	4.4	32	—	—
e	545,603	—	12,193	21,291	512,119	2.35 – 2.74	2.72	34	20,885	2.35
	891,296	251,395	340,907	92,425	709,359	3.29 – 3.78	3.5	29	88,175	3.63
f	450,111	146,775	88,189	42,103	466,594	2.74 – 3.89	3.15	44	—	—
g	3,324,472	1,712,548	1,082,460	358,372	3,596,188	$4.67 – $6.61	$5.56	10	—	—
h	1,860,060	606,071	389,287	167,020	1,909,824	3.02 – 3.86	3.39	31	351,954	3.43
	262,320	103,116	—	136,486	228,940	$5.27 – $6.23	$5.68	20	—	—
i	196,220	123,355	153,483	44,487	121,605	3.57	3.57	6	—

Financial Statements
Notes to the Financial Statements continued
26. Share based payments continued
(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of three, five or seven years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the Exercise Price is set by reference to the Market Value on the Grant Date that no Exercise Date may be set later than 27 months from the Grant Date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2004 and 2005. Options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of Shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the Exercise Price is set by reference to the Market Value on the Grant Date no Exercise Date may be set later than 27 months from the Grant Date.

For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options.
The weighted average exercise prices of options granted, exercised and lapsed during the year were:

	2005
	Options	Options	Options
	Granted	Exercised	Lapsed

Savings-Related Share Option Scheme 1982	£4.37	£3.13	£3.42
Share Option Plan 1994	—	£4.12	£4.07
Share Option Plan 2004	£5.26	—	£4.48
(New Issue) Share Option Plan 2004	£5.27	£4.79	£4.59
Irish Savings-Related Share Option Scheme	£4.23	£3.32	£3.47
Irish AVC Savings-Related Share Option Scheme	£4.23	£3.38	£3.54
US Employees Share Option Plan 2005	$8.43	$4.69	$4.70
International Savings-Related Share Option Scheme 1998	£4.59	£3.34	£2.49
International Savings-Related Share Option Scheme 1998	$7.93	—	$5.59
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£3.57	£3.62
Americas Employees Share Option Plan 2005	$8.43	—	$8.43

	2004
	Options	Options	Options
	Granted	Exercised	Lapsed

Savings-Related Share Option Scheme 1982	£3.52	£3.14	£3.41
Share Option Scheme 1984 for Main Board Directors and Senior Executives	—	—	—
Share Option Scheme 1986 for Senior Management Overseas	—	—	—
Share Option Plan 1994	£4.25	£3.61	£4.29
Market Purchased Share Option Plan 2004	£4.40	—	£4.40
New Issue Share Option Plan 2004	£4.40	—	£4.40
Irish Savings-Savings Related Share Option Scheme	£3.39	£3.57	£3.27
Irish AVC Savings-Savings Related Share Option Scheme	£3.39	£3.47	£3.40
Australia and New Zealand 1993 Employee Options Contribution Plan	—	—	—
United States and Canada Employee Stock Purchase Plan 1994	$6.61	$5.88	$5.52
International Savings-Related Share Option Scheme 1998	£3.58	£3.27	£3.44
International Savings-Related Share Option Scheme 1998	$6.23	—	$5.30
Asia Pacific Employee Share Acquisition Plan 2002	£3.57	£2.82	£2.92

Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.
In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company were potential beneficiaries under the QUEST. Since February 2005 the QUEST has neither acquired nor held any ordinary shares in the Company and there is no present intention that it should do so in the future. More details are provided on page 90. The options held by each Director holding office at the year end are detailed provided on page 89. There were no options held by them under the Irish Share Plan (see below).
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last two years, four appropriations under the Irish Share Plan, a profit sharing plan, totalling 53,257 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2006 and 13 December 2007 range from £4.47 to £5.43.

Financial Statements
Notes to the Financial Statements continued
27. Borrowings
Group un-drawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The un-drawn committed facilities available to the Group are as follows:

	Expiring within 1 year		Expiring in 1 to 2 years		Expiring beyond 2 years
					but less than 5 years

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Un-drawn Committed Syndicated Facility	—	—	—	—	1,000	1,042
Un-drawn Committed Subsidiary Facilities	110	31	—	—	—	—

	110	31	—	—	1,000	1,042

The un-drawn committed syndicated facility for £1,000 million expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 38 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2005 financial year-end the ratio was 6.8 times (2004: 6.2 times). These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. In addition, there are other uncommitted facilities available to the Group.
Classes of drawn debt
The Group’s drawn debt at year-end was comprised of:

	2005			2004
	Amounts due	Amounts due		Amounts due	Amounts due
	within a year	after a year	Total	within a year	after a year	Total
	£m	£m	£m	£m	£m	£m

Floating rate debt
EUR Floating rate notes due 2007	—	410	410	—	424	424
Commercial paper	392	—	392	240	—	240
Bank loans in foreign currencies*	53	136	189	59	178	237
Bank overdrafts*	55	—	55	42	—	42
Other Notes maturing 2006—2009	57	63	120	—	68	68
Obligations under Finance Leases	20	43	63	20	66	86
Other Loans	3	—	3	17	1	18

	580	652	1,232	378	737	1,115

Fixed rate debt
4.5% CAD Notes due 2005	—	—	—	44	—	44
7.75% Notes due 2005	—	—	—	156	—	156
5.75 USD Notes due 2006	291	—	291	—	260	260
5.75% GBP Notes due 2006	250	—	250	—	249	249
5% USD Notes due 2007	—	175	175	—	156	156
4.9% CAD Notes due 2008	—	162	162	—	141	141
3.875% USD Notes due 2008	—	581	581	—	518	518
4.25% EUR Notes due 2009	—	410	410	—	424	424
4.875% GBP Notes due 2010	—	400	400	—	399	399
5.125% USD Notes due 2013	—	581	581	—	517	517
Other Notes maturing 2006—2010	93	104	197	52	185	237

	634	2,413	3,047	252	2,849	3,101

Total Gross Borrowings	1,214	3,065	4,279	630	3,586	4,216
Less:
Obligations under Finance Leases	(20)	(43)	(63)	(20)	(66)	(86)

Borrowings and overdrafts	1,194	3,022	4,216	610	3,520	4,130

*	At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2004: £1 million). The security for the borrowings shown above as secured is by way of charges on the properties of Group companies concerned.

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value. At year end, there was £126 million cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company due to local reserve bank controls.
The Notes listed above are issued out of the Group’s US Debt Programme and EMTN Programme. Both Programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. In addition the Group is required to prepare audited annual accounts. The Group is currently in compliance with these requirements.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on page F-44.
The Group’s borrowing limit at 1 January 2006 calculated in accordance with the Articles of Association was £11,688 million.
The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These notes are redeemable at the higher of 100% of the face value of the notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20–25 basis points respectively.
Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.1% (2004: 5.3%). The amount of non-interest bearing loans is negligible.
Gross borrowings maturity profile
The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

		Bank loans and		Finance		Other
		overdrafts		Leases		Borrowings		Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Within one year or on demand	111	101	20	20	1,083	509	1,214	630
Between one and two years	—	152	21	21	706	640	727	813
Between two and three years	59	26	21	22	781	662	861	710
Between three and four years	1	—	—	21	420	689	421	710
Between four and five years	75	—	—	1	400	434	475	435
After five years	1	—	1	1	579	917	581	918

	247	279	63	86	3,969	3,851	4,279	4,216
Less: amounts due for repayment within 12 months (shown under current liabilities)	(111)	(101)	(20)	(20)	(1,083)	(509)	(1,214)	(630)

Amount due for repayment after 12 months	136	178	43	66	2,886	3,342	3,065	3,586

Currency and interest repricing profile of borrowings
At the end of 2005, 84% of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. Other borrowings in the form of overdrafts, commercial paper, bank loans and loan notes (16%) were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the underlying debt. Therefore the maturity profile in the above table represents the interest repricing profile for fixed rate debt.

Financial Statements
Notes to the Financial Statements continued
27. Borrowings continued
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

Fixed rate analysis	2005
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	650	5.2	—	(250)	400	5.1	4.0
Euro	443	4.1	(21)	137	559	4.1	3.3
US Dollar Bloc	1,790	4.8	—	407	2,197	4.9	3.5
Australia/New Zealand Dollars	4	6.3	(4)	122	122	5.2	0.6
Others	160	2.3	(150)	—	10	1.0	3.1

	3,047	4.8	(175)	416	3,288	4.8	3.4

Floating rate analysis	2005
		Effect of			Floating rate
		cross	Effect	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	—	—	250	593	843
Euro	410	—	(137)	92	365
US Dollar Bloc	343	189	(407)	(472)	(347)
Australia/New Zealand Dollars	76	—	(122)	—	(46)
Others	403	(14)	—	(213)	176

	1,232	175	(416)	—	991

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).
28. Financial Instruments
Treasury risk management policies
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than expressly stated, the policies set out below also apply to prior years.
Substantially all derivative financial instruments that are entered into hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged. The terms of the hedging instrument are designed to match the terms of the hedged transaction. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur. However some transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(a) Liquidity Risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.

(b) Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 84% was at fixed rates of interest at year end (2004: 85%), but the year-end level of total debt is around £100 million lower than the annual average.
(c) Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because the benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the fixed charge cover ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.
While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.
(d) Commodity Risk
In respect of commodities the Group enters into forward and futures contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
(e) Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The exposure to credit loss of liquid assets is equivalent to the carrying value on the balance sheet. The maximum credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a positive fair value at the reporting date.
Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. There were no significant concentrations of credit exposure at the year-end.
At the year-end, the Group had $128 million notional value worth of currency swaps with a financial institution with a credit quality lower than that permitted under Group Policy. $3.3 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value. There were no significant concentrations of credit exposure at year-end.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £4,064 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 34 on Commitments and Contingencies for further details.

Financial Statements
Notes to the Financial Statements continued
28. Financial Instruments continued
Terms and conditions of Financial Instruments
(f) Foreign Currency Derivatives
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. At the year-end, the Group held contracts to exchange the following foreign currency notional amounts against Sterling:

Foreign exchange trades against £								2005
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	289	702	—	29	—	13	—	—
Sale	(109)	(543)	(240)	(98)	—	—	—	(6)

Total £ equivalent notional	180	159	(240)	(69)	—	13	—	(6)

Foreign exchange trades against $								2005
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	109	18	32	67	—	4	—	—
Sale	(159)	(47)	(11)	(24)	—	(18)	—	—

Total £ equivalent notional	(50)	(29)	21	43	—	(14)	—	—

At 1 January 2006 the Group had approximately £175 million forward transactions relating to currencies other than US dollars or Sterling maturing in 2006 and £2 million maturing in 2007.
The majority of the forward foreign exchange contracts mature within 12 months. The maximum maturity of forward exchange contracts is June 2007.

Foreign exchange trades against £								2004
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	111	518	—	3	—	10	—	—
Sale	(39)	(188)	(7)	(76)	(4)	—	—	(8)

Total £ equivalent notional	72	330	(7)	(73)	(4)	10	—	(8)

Foreign exchange trades against $								2004
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	88	25	5	21	—	—	—	10
Sale	(83)	(54)	(11)	(26)	(20)	(10)	—	(4)

Total £ equivalent notional	5	(29)	(6)	(5)	(20)	(10)	—	6

At 2 January 2005 the Group had approximately £184 million forward transactions relating to currencies other than US dollars or Sterling maturing in 2005 and £7 million maturing in 2006.

(g) Interest rate Derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/Instrument
£
Receive Fixed	250	5.40	150	—	—	—	100	—
Euro
Receive Fixed	21	3.86	—	21	—	—	—	—
Pay Fixed	137	3.72	—	—	137	—	—	—
$
Receive Fixed	1,046	2.96	—	581	465	—	—	—
Pay Fixed	1,454	3.62	—	814	640	—	—	—
Other
Receive Fixed	155	2.46	58	37	60
Pay Fixed	122	5.31	122	—	—	—	—	—
Forward Start Pay Fixed	64	5.85	—	64	—	—	—	—

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three months or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.59%.
The differential to be paid or received on the current leg of swap agreements is accrued as interest rates change and is recognised within finance costs in the periods that they arise over the lives of the respective agreements. The remaining cash flows to maturity of each swap are discounted at current market rates to determine the fair value of swap agreements at year-end.
(h) Commodities
In respect of commodities the Group enters into forward and futures contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 1 January 2006:

	2005	2004
	Fair value	Fair value
	£m	£m

Commodities (asset)	13	5
Commodities (liabilities)	(1)	(7)

Total £ equivalent notional	12	(2)

Commodity futures contracts were held in Sterling and US dollars. The majority of commodities contracts mature within one year. The notional amount of cover decreased from 273,371 metric tonnes in 2004 to 161,574 metric tonnes in 2005.
The commodities futures contracts held by the Group at the year-end exposes the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa and aluminium traded on the LIFFE (London International Financial Futures and Options Exchange), LME (London Metals Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc). Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at year end would result in a decrease in fair value of £6.8 million (2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(i) Embedded Derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. As at 1 January 2006, the fair value of embedded derivatives was an asset of £1.9 million. This relates to various contracts for sugar, sweeteners and plastics in US dollars, with maturities of between one and five years. Amounts recorded in the Income Statement are included within those disclosed in Note 10 to the Financial Statements.

Financial Statements
Notes to the Financial Statements continued
28. Financial Instruments continued
(j) Fair values and sensitivity analysis
Fair values of non-derivative financial assets and liabilities:
The fair values for public debt are based on quoted market prices. For cash and cash equivalents, trade and other receivables, trade and other payables and short-term loans and receivables with a maturity of less than one year the book values approximate the fair value because of their short-term nature. For non-public long-term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using at the current market interest rates available to the Group for similar financial instruments as at year end. The table below contains fair values of debt instruments based on clean prices excluding accrued interest.

		2005
	Book value	Fair value
	£m	£m

Floating rate debt
EUR floating rate notes due 2007	410	413
Commercial Paper	392	392
Bank Loans in Foreign Currencies	189	184
Bank overdrafts	55	55
Other Notes maturing 2006—2009	120	122
Obligations Under Finance Leases	63	64
Other Loans	3	3

	1,232	1,233

Fixed rate debt
5.75% USD Notes due 2006	291	292
5.75% GBP Notes due 2006	250	252
5% USD Notes due 2007	175	174
4.9% CAD Notes due 2008	162	164
3.875% USD Notes due 2008	581	565
4.25% EUR Notes due 2009	410	424
4.875% GBP Notes due 2010	400	399
5.125% USD Notes due 2013	581	577
Other Notes maturing 2006—2009	197	197

	3,047	3,044

Total Gross Borrowings	4,279	4,277

For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates, forward foreign exchange and interest rates. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. Financial derivatives are recorded on the balance sheet at fair value with changes in fair value being recognised immediately in the income statement, except when the derivative has been designated as part of an effective cash flow hedge in which case up to all the gains and losses could be deferred into equity until the hedged transaction affects the income statement.

The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on an upward parallel shift of 1% in yield curves and 10% weakening of Sterling against other exchange rates. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

As at 1 January 2006			Fair value change arising from
			1% decrease	10% weakening
			in interest	in £ against
			rates	other currencies
			favourable/	favourable/
	Book value	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	12	12	2	1
Currency and interest rate swaps (liabilities)	(1)	(1)	—	—
Interest rate swaps (assets)	26	26	14	2
Interest rate swaps (liabilities)	(35)	(35)	(20)	(3)
Currency exchange contracts (assets)	22	22	—	4
Currency exchange contracts (liabilities)	(24)	(24)	—	—
Commodity contracts (assets)	7	13	—	1
Commodity contracts (liabilities)	(1)	(1)	—	—

Total assets	67	73	16	8
Total liabilities	(61)	(61)	(20)	(3)

Note some commodities are cash settled on a daily basis. Fair value gains and losses relating to these commodity instruments are reflected in cash and cash equivalents on the Balance Sheet. At the year-end there was £6.3 million worth of gains relating to cash settled commodities.
29. Capital and reserves

(a) Share capital of Cadbury Schweppes plc

	2005	2004
	£m	£m

Authorised Share Capital:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Ordinary shares (2,084 million of 12.5p each)	260	259

(b) Ordinary Shares
During the year 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.4 million. There were no other changes in the issued ordinary share capital of the Company during 2005.
During 2004 8,446,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.1 million. There were no other changes in the issued ordinary share capital of the Company during 2004.

Financial Statements
Notes to the Financial Statements continued
29. Capital and reserves continued
(c) Movements on capital and reserves

			Capital	Hedging and
	Share	Share	redemption	translation	Retained
	capital	premium	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m

At 29 December 2003	258	1,071	90	—	487	1,906
Currency translation differences (net of tax)	—	—	—	(122)	—	(122)
Movement in own shares	—	—	—	—	57	57
Actuarial losses on defined benefit pension schemes (net of tax)	—	—	—	—	(74)	(74)
Shares issued	1	27	—	—	(3)	25
Profit for the period attributable to equity holders of the parent	—	—	—	—	525	525
Dividends paid	—	—	—	—	(246)	(246)

At 2 January 2005	259	1,098	90	(122)	746	2,071
IAS 39 transition balance sheet adjustments	—	—	—	(8)	(18)	(26)
Currency translation differences (net of tax)	—	—	—	257	—	257
Movement in own shares	—	—	—	—	103	103
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	56	56
IAS 39 transfers to income or expense	—	—	—	6	—	6
Shares issued	1	37	—	—	(1)	37
Profit for the period attributable to equity holders of the parent	—	—	—	—	765	765
Dividends paid	—	—	—	—	(261)	(261)

At 1 January 2006	260	1,135	90	133	1,390	3,008

During 2005, the Company held 22 million shares (2004: 39 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. The fair value cost of providing shares awarded and expected to vest under employee share plans is accrued over the vesting period of the plans.
During 2005, the Company received £38 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £37 million to the company for the issue of these shares and the balance of £1 million comprised contributions from an employee share trust funded by subsidiary undertakings.
30. Minority interests

	Equity	Non-Equity	Total
	£m	£m	£m

At 29 December 2003	18	225	243
Exchange rate adjustments	(1)	(16)	(17)
Share of profit after taxation	4	18	22
Dividends declared	—	(19)	(19)

At 2 January 2005	21	208	229
Exchange rate adjustments	3	11	14
Share of profit after taxation	5	6	11
Redemption of QUIPS	—	(219)	(219)
Dividends declared	(1)	(6)	(7)
Purchase of shares from minorities	(1)	—	(1)

At 1 January 2006	27	—	27

On 12 April 1995, Cadbury Schweppes Delaware LP, a wholly owned subsidiary issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. On 18 April 2005, the QUIPS were redeemed in full for a total consideration of £219 million. Distributions on the QUIPS were cumulative and payable at an annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS were not subject to redemption, but were repayable solely at the issuer’s option, in the whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. These securities were traded on the New York Stock Exchange. The Company fully and unconditionally guaranteed any distributions declared by Cadbury Schweppes Delaware to the holders of QUIPS. In the event that dividends to the holders of QUIPS had been in arrears, the Company would have been unable to declare a dividend on its ordinary share capital until such time as the outstanding dividends to the holders of the QUIPS had been satisfied in full.

31. Acquisitions
2005 Acquisitions
During the year, the Group purchased Green & Black’s, achieved final settlement on the acquisition of the Adams business in China and completed a number of small acquisitions for a total cash consideration of £38 million.
The acquisition of Green & Black’s, the premium organic chocolate business, occurred on 12 May 2005. The Group purchased a 5 per cent stake in the company in 2002 and acquired the remaining shares in 2005.
The acquisition of the business adds the UK’s fastest growing confectionery brand to the Group’s portfolio. This will enable the Group to benefit from the continued growth of the luxury organic chocolate brand and enhance the international expansion of Green & Black’s. A brand intangible of £25 million and goodwill of £7 million have been recognised in the financial statements.
The net assets of the companies acquired during the year are not significant in comparison to the Group and there were no other significant provisional fair value adjustments. The fair values of the assets and liabilities acquired are provisional due to the timing of the transactions. Fair value adjustments will be finalised in the 2006 accounts.
2004 Acquisitions
On 11 March 2004, the Company completed the acquisition of the entire Adams business in China from Pfizer Inc. This followed the 2003 acquisition of the Adams Confectionery business from Pfizer Inc in all jurisdictions except China. On 31 October 2004, the Company acquired the rights to produce and distribute Orangina for a number of additional countries, the most significant of which were the UK, Algeria and Croatia.
The total cash paid (including acquisition costs) amounted to £59 million, on which goodwill of £57 million arose.
A summary of the net assets and liabilities arising on acquisitions during 2004 is set out below:

	All acquisitions
	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	—	—
Property, plant and equipment	18	(16)	2
Inventories	1	—	1
Trade and other receivables	1	(7)	(6)
Trade and other payables	13	(2)	11
Other	(13)	6	(7)

	20	(19)	1

Goodwill			57

			58

Cash consideration			58
Transaction costs			1

Cash paid			59
Net cash acquired			(1)

Net cash paid			58

Included in the above table is the finalisation of purchase price and fair value adjustments in respect of the 2003 acquisition of Adams. The impact on goodwill arising from these adjustments amounts to £4 million. In addition the finalisation of fair value adjustment in respect of other 2003 acquisitions amounts to £2 million. The adjustments primarily relate to property related fair value adjustments and the reclassification of certain debtor balances.
Of the £15 million of provisional fair value adjustments noted above the principal adjustments related to the revaluation of tangible fixed assets to reflect the market value of the production facilities and plant and machinery acquired in the Adams China acquisition.
The acquisitions contributed £3 million of Revenue and £nil to Group Profit from Operations to the Group’s results in 2004.

Financial Statements
Notes to the Financial Statements continued
32. Discontinued Operations
On 1 September 2005, the Group announced its intention to sell its Europe Beverages business. From this date the segment has been classified as a discontinued operation. On 21 November 2005, the Group received a binding offer to buy its Europe Beverages business conditional upon receiving European Union regulatory approval. The disposal was effected in order to allow the Group to focus on its faster growing confectionery and other beverage businesses. The disposal completed on 2 February 2006.
(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

	2005	2004
	£m	£m

Revenue	649	653

Trading costs	(537)	(537)
Restructuring costs	(14)	(26)
Amortisation/impairment of intangibles	—	—
Non-trading items	—	1

Profit from Operations	98	91
Share of result in associates	—	(1)

Profit before Financing and Taxation	98	90
Investment income	—	—
Finance costs	(1)	—

Profit before Taxation	97	90
Taxation	(15)	(40)
Disposal costs	(9)	—
Attributable tax expense	—	—

Net profit attributable to discontinued operations	73	50

The Disposal costs relate to transaction costs incurred before the year end.
(b) Employees and emoluments

	2005	2004
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	70	79
Social security costs	19	21
Share based payments	2	1
Post-retirement benefit costs	4	—

	95	101

	2005	2004

Average employee headcount:
Europe Beverages	2,748	3,019

(c) Profit from operations is after charging:

	2005	2004
	£m	£m

Research and product innovation	3	3
Depreciation of property, plant and equipment — owned assets	14	23
Maintenance and repairs	7	7
Advertising and promotional marketing	76	73
Impairment in trade receivables	1	1

Auditors’ remuneration
Audit services	0.5	0.5

	0.5	0.5

(d) Taxation

	2005	2004
	£m	£m

Current tax — discontinued operations:
— UK	(19)	—
— Overseas	(9)	(11)
— Adjustment in respect of prior year	1	—

	(27)	(11)

Deferred tax — discontinued operations:
— UK	—	(1)
— Overseas	12	(38)
— Adjustment in respect of prior year	—	10

	12	(29)

Taxation from discontinued operations	(15)	(40)

UK tax is calculated at 30 per cent (2004: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.
The charge for the year can be reconciled to the profit per the Income Statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0
Tax effect of share of results of associates	—	—
Tax effect of expenses that are not deductible in determining taxable profit	2.9	—
Tax effect of intangible asset	(12.3)	19.7
Tax effect of income not taxable	(0.8)	—
Tax effect of prior period adjustments	(1.3)	(11.1)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	1.7
Other tax effects	(3.0)	4.1

Effective tax rate for the year for discontinued operations	15.5	44.4

Financial Statements
Notes to the Financial Statements continued
32. Discontinued Operations continued
(e) The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

2005
£m

Assets
Non-current assets
Goodwill	230
Brand intangibles	370
Software intangibles	2
Property, plant and equipment	153
Investment in associates	30
Deferred tax assets	1
Trade and other receivables	1

787

Current assets
Inventories	20
Short-term investments	3
Trade and other receivables	116
Tax recoverable	3
Cash and cash equivalents	11
Derivative financial instruments	—

153
Non-current assets held for sale	1

Total Assets	941

Liabilities
Current liabilities
Trade and other payables	(160)
Tax payable	(3)
Short-term borrowings and overdrafts	(8)
Short-term provisions	(4)
Current installments of finance leases	(2)
Derivative financial instruments	—

(177)

Non-current liabilities
Trade and other payables	(1)
Borrowings	—
Retirement benefit obligation	(12)
Tax payable	—
Deferred tax liabilities	(94)
Long-term provisions	(3)
Obligations under finance leases	(4)

(114)

Total Liabilities	(291)

Net Assets	650

IFRS requires that the total assets and total liabilities of discontinued operations are each shown separately and excluded from the individual line items of the Balance Sheet. However no re-presentation of the prior period is required and the assets and liabilities are included in the individual line items. Hence only amounts in respect of 2005 are shown above.

(f) Cash flows from discontinued operations included in the Consolidated Cash Flow Statement are as follows:

	2005	2004
	£m	£m

Net cash flows from operating activities	89	96
Net cash flows from investing activities	(12)	(10)
Net cash flows from financing activities	—	—

	77	86

(g) Earnings per Share from discontinued operations are as follows:

	Earnings			EPS
	2005		2004	2005	2004
	£m		£m	pence	pence

Reported	73		50	3.5	2.5
Restructuring costs	14		26	0.7	1.3
Amortisation of brand intangibles	—		—	—	—
Non-trading items	—		(1)	—	(0.1)
IAS 39 adjustment — fair value accounting	—		n/a	—	n/a
Disposal costs	9		—	0.4	—
Effect of tax on above items	(15	)#	(9)	(0.7)	(0.4)

Underlying	81		66	3.9	3.3

#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
The diluted reported and underlying earnings are set out below:

	2005	2004
	pence	pence

Diluted Reported	3.5	2.4

Diluted Underlying	3.8	3.2
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is included in Note 13.
33. Leasing Commitments
(a) Finance leases

			Present value of
	Minimum lease		minimum lease
	payments		payments
	2005	2004	2005	2004
	£m	£m	£m	£m

On leases expiring:
Within one year	23	22	20	20
Between one and five years	44	68	42	65
After five years	1	1	1	1

	68	91	63	86

Less future finance charges	(5)	(5)

Present value of lease obligations	63	86

Amount due for settlement within 12 months	20	20
Amount due for settlement after 12 months	43	66

It is the Group’s policy to lease certain of its fixtures and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The fair value of the Group’s lease obligations approximates their carrying amount. Leasing commitments at 1 January 2006 are for the continuing group, the comparative includes Europe Beverages.

Financial Statements
Notes to the Financial Statements continued
33. Leasing Commitments continued
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	£m	£m

Within one year	52	57
Between one and five years	133	127
After five years	113	102

	298	286

Operating lease expenses charged in the income statement were as follows:

2005	2004
£m	£m

57	66

34. Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 1 January 2006 being £4,064 million (2004: £3,898 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 1 January 2006 was £3,607 million (2004: £3,592 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the majority of the Group’s borrowings of £4,279 million (2004: £4,216 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2004: £76 million).

(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

35. Notes to the cash flow statement

Reconciliation of cash flow from operating activities

	2005	2004
	£m	£m

Profit from operations — Continuing Operations	1,003	825
Discontinued Operations	98	91

	1,101	916

Adjustments for:
Depreciation and amortisation	213	222
Restructuring	(17)	5
Non-trading items	(25)	(19)
Post-retirement benefits	7	19
Additional funding of past service pensions deficit	(31)	—
Other non-cash items	11	40

Operating cash flows before movements in working capital	1,259	1,183

Decrease/(increase) in inventories	10	(47)
(Increase)/decrease in receivables	(83)	9
Increase/(decrease) in payables	110	(39)
Net movement in working capital	37	(77)

	1,296	1,106

Income taxes paid	(206)	(150)

Net cash from operating activities	1,090	956

36. Group companies

				Proportion
			Country of	of issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
L’Europeenne D’Embouteillage SAS#	(b	)	France	50%
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Dr Pepper/Seven Up Bottling Group, Inc	(b	)	US	45.4%
Meito Adams Company Ltd	(a	)	Japan	50%
Cadbury Nigeria PLC (listed)**	(a	)	Nigeria	46.4%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Financial Statements
Notes to the Financial Statements continued
36. Group companies continued

Proportion
			Country of	of issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Europe:
Cadbury Belgium NV	(a	)	Belgium
Schweppes Belgium SA#	(b	)	Belgium
Dandy A/S	(a	)	Denmark
Cadbury Stimorol Danmark A/S	(a	)	Denmark
Cadbury France	(a	)	France
Centre d’Elaboration des Concentrés Orangina#	(b	)	France
Comptoir Européen de la Confiserie	(a	)	France
Orangina Schweppes Holding#	(b	)	France
Apollinaris & Schweppes GmbH#	(b	)	Germany
Cadbury Hellas AE	(a	)	Greece
Berkeley Re Ltd	(c	)	Ireland
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Italia SpA	(a	)	Italy
Cadbury Nederland BV	(a	)	Netherlands
Cadbury CIS BV	(a	)	Netherlands
Schweppes International Ltd#	(b	)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Schweppes Portugal, SA#	(b	)	Portugal
Dirol Cadbury LLC	(a	)	Russia
Cadbury España, SL	(a	)	Spain
Cadbury Schweppes Bebidas de España SA#	(b	)	Spain
La Casera SA#	(b	)	Spain
Cadbury Sweden AB	(a	)	Sweden
Cadbury Switzerland Faguet & Co	(a	)	Switzerland

Americas:
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Bolivia S.A.	(a	)	Bolivia
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a	)	Chile
Cadbury Adams Colombia SA	(a	)	Colombia
Cadbury Adams Costa Rica SA	(a	)	Costa Rica
Cadbury Adams Dominicana S.A.	(a	)	Dominican
Republic
Cadbury Adams Ecuador SA	(a	)	Ecuador
Cadbury Adams El Salvador SA de CV	(a	)	El Salvador
Cadbury Adams Guatemala, SA	(a	)	Guatemala
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Cadbury Adams Panama, SA	(a	)	Panama
Cadbury Adams Peru SA	(a	)	Peru
Cadbury Adams USA LLC	(a	)	US (i)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s LLP	(b	)	US
Pacific Snapple Distributors, Inc	(b	)	US
Snapple Beverage Corp	(b	)	US
Snapple Distributors, Inc	(b	)	US
CAS Uruguay SA	(a	)	Uruguay
Cadbury Adams, SA	(a	)	Venezuela

Proportion
			Country of	of issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China
Cadbury Food Co Ltd China	(a	)	China
Trebor Wuxi Confectionery Company Ltd	(a	)	China
Cadbury Egypt Group for Food Industries Company	(a	)	Egypt
The International Company for Gum and Confectionery S.A.E. ‘Incogum’	(a	)	Egypt
Cadbury Ghana Ltd	(a	)	Ghana
Cadbury Four Seas Company Ltd	(a	)	Hong Kong	70%
Cadbury India Ltd	(a	)	India	97.4%
PT Cadbury Indonesia	(a	)	Indonesia
Cadbury Japan Ltd	(a	)	Japan
Cadbury Kenya Ltd	(a	)	Kenya
Cadbury Adams Middle East SAL	(a	)	Lebanon
Cadbury Confectionery Malaysia SB	(a	)	Malaysia	65.5%
Cadbury Morocco	(a	)	Morocco
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Pakistan Ltd	(a	)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a	)	Singapore
Bromor Foods (Pty) Ltd	(a	)	South Africa
Cadbury South Africa (Pty) Ltd	(a	)	South Africa
Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	65.4%

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c	)	Australia (ii)
CS Finance Pty Ltd	(c	)	Australia (i)
Cadbury Schweppes France SAS	(c	)	France
Berkeley Square Investments Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain
Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes US Investments Ltd	(c	)	Great Britain
Vantas International Ltd*	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
Adams MeCCA Holdings BV	(c	)	Mexico-
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c	)	US
Cadbury Schweppes Holdings (U.S.)	(c	)	US
CBI Holdings Inc	(c	)	US (i)

*	Investment directly held by Cadbury Schweppes plc

**	Proportion of issued share capital held increased to 50.02% post year-end.

†	Incorporated in Great Britain.

-	Incorporated in Netherlands.

+	Incorporated in US.

#	Company disposed on 2 February 2006 following the sale of Europe Beverages.
Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.
The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery

(b)	Beverages

(c)	Other (including holding companies)
The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

Financial Statements
Notes to the Financial Statements continued
37. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.
Trading transactions

					Amounts owed by		Amounts owed to
	Sales of goods		Purchases of goods		related parties		related parties
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

DPSUBG	242	285	73	5	36	23	11	9
EE	41	35	170	123	5	—	8	3
Meito Adams	5	6	36	36	1	—	3	2

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc
EE — L’Europeenne D’Embouteillage SAS
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee (see page 17 for details). Short-term employee benefits expense relating to these individuals was £10 million (2004: £9 million) and share-based payments expense was £10 million (2004: £8 million).
38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Closing	Closing
	2005	2004	2005	2004

US dollar	1.82	1.83	1.72	1.92
Canadian dollar	2.20	2.21	2.01	2.30
Australian dollar	2.39	2.48	2.34	2.45
Euro	1.46	1.47	1.46	1.41
South African rand	11.5	11.7	10.9	10.8
Mexican peso	19.8	20.6	18.3	21.4

39. Events after the Balance Sheet date
On 1 September 2005, the Group announced its intention to sell Europe Beverages. On 21 November 2005, the Group received a binding offer to buy the business from a consortium acting on behalf of the funds managed by Blackstone Group International and Lion Capital LLP. The transaction was conditional upon receiving European Union regulatory approval.
The sale completed on 2 February 2006 for gross proceeds of €1.85 billion (£1.26 billion). Net proceeds after tax and expenses are expected to be £1.15 billion and we anticipate reporting a profit on disposal in 2006 of around £480 million. The proceeds from the disposal will be used to reduce the Group’s borrowings and to increase the funding of our defined benefit pension schemes. In accordance with IFRS 5, Europe Beverages has been classified as a discontinued operation in these financial statements. The results of Europe Beverages are included as discontinued operations in the consolidated income statement and the assets and liabilities are classified as held for sale in the consolidated balance sheet as described in Note 32.
On 1 March 2006, the Group announced its intention to repurchase a proportion of the outstanding £400 million 4.875% Sterling Notes due 2010. It is expected that on 14 March 2006 a repurchase of £323 million will take place.

40. Explanation of transition to IFRS
In 2004, Cadbury Schweppes prepared its consolidated financial statements under UK generally accepted accounting principles (“UK GAAP”). With effect from 3 January 2005, Cadbury Schweppes is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). One year of comparative IFRS financial information is required to be provided for the year ended 2 January 2005 (“2004”) and consequently, the date of transition to IFRS for the Group is 29 December 2003 being the first day of the comparative period (“the transition date”).
An explanation of the effect that the adoption of IFRS has had on the Group’s results is provided in Part (a).
Part (b) includes reconciliations of the UK GAAP financial information for the year ended 2 January 2005.
The change in reporting principally impacts the following areas: goodwill amortisation; share awards; pensions and deferred tax. Under IFRS, the 2004 underlying profit from operations (excluding brand intangible/goodwill amortisation/impairment, restructuring costs and non-trading items) is 4% lower and the underlying earnings are 6% lower than under UK GAAP. Under IFRS, the 2004 net assets are £788 million lower than under UK GAAP. This is due to full inclusion of the pension fund deficit and the provision of deferred tax in relation to brand intangibles arising from past acquisitions.
(a) Significant differences between UK GAAP and IFRS
The significant differences between UK GAAP and IFRS impacting the results and net assets of Cadbury Schweppes are described below. These differences affect the 2004 comparative information and, unless otherwise stated, have been applied retrospectively in arriving at the transition balance sheet under IFRS.
•	Share-based payments
Cadbury Schweppes uses share awards to provide incentives to employees and encourage a strong ownership culture within management. Details of the share awards used by the Group can be found in Note 26. Under UK GAAP, Cadbury Schweppes recorded a charge for employee share incentive awards based on the intrinsic value of the award being the difference, if any, between the option price of the conditional award and the share price on the date of grant. Cadbury Schweppes utilised the exemption available within UITF Abstract 17 from reporting a charge to profits for UK Inland Revenue approved SAYE schemes and equivalent overseas schemes. As the Group’s share options have an option price equal to the market price on the date of grant no charge was required to be recorded under UK GAAP. Consequently, the Group charge in respect of share awards under UK GAAP was relatively small and reflected the cash cost of providing share awards to its employees.
IFRS 2 “Share based payments” requires the Group to record a charge for all share-based payments equivalent to the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over its vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. As permitted by the standard, the Group has applied IFRS 2 to all unvested share awards as at the transition date.
The Group has calculated fair values for each of its employee incentive share awards. The calculation of fair values requires Management to select the option valuation model which they consider to be the most appropriate for the valuation of each type of award. The key variables in arriving at the share option charge are the expected future volatility in the Cadbury Schweppes share price, the expected period of time between grant and exercise for an award and the expected level of forfeiture that will occur between award grant and vesting.
The application of IFRS 2 instead of UK GAAP has resulted in an incremental charge to profits in 2004 of £29 million.
•	Post Employment Benefits
Under UK GAAP, Cadbury Schweppes accounted for post employment benefits under SSAP 24 “Accounting for Pension costs”. This standard seeks to spread the cost of providing defined benefit pensions and post retirement benefits over the estimated average remaining service life of the scheme members based upon a triennial valuation.
Under IFRS, the Group is required to calculate the pension cost for defined benefit pension schemes and other post employment benefits using a Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has applied the option within the Amendment to IAS 19 that allows for immediate recognition of all actuarial gains and losses in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense (“SORIE”). This approach is very similar to the current UK GAAP standard FRS 17 “Retirement Benefits”.
Accounting for defined contribution pension schemes under IFRS is consistent with the previous accounting applied under UK GAAP.
The Group intends to present the current and past service pension costs as a charge to Profit from Operations. The unwinding of the discount on pension liabilities and the expected return on pension assets will be presented as a financing item.
The immediate recognition of the Group’s pension liabilities on the balance sheet results in the recognition of a liability of £410 million in the balance sheet at the date of transition. This is an incremental liability of £337 million compared with that recorded under SSAP 24. As at 2 January 2005 this deficit had increased to £485 million primarily due to changes in actuarial assumptions.

Financial
Notes to the Financial Statements continued
40. Explanation of transition to IFRS continued
The application of IAS 19 to the Group’s results for 2004 reduces profit from operations by £15 million and reduces the net financing charge by £9 million resulting in an increase in the underlying incremental charge of £6 million.
•	Goodwill/brand intangibles amortisation
Under UK GAAP, goodwill is amortised over its estimated life, which is normally 20 years. Brand intangibles are amortised over their estimated useful life. Under UK GAAP, the significant majority of the Group’s brands were deemed to have an indefinite life and were not amortised, instead being subject to an annual impairment review. The goodwill and brand intangibles amortisation charge in 2004 was £139 million.
Under IFRS 3 “Business Combinations”, goodwill is considered to have an indefinite life and hence is not subject to amortisation. Instead it is reviewed for impairment annually. Intangible assets continue to be amortised over their estimated useful economic life. Under IFRS, the significant majority of the Group’s brands continue to be deemed to have an indefinite life and are not amortised. These will continue to be subject to an annual impairment review.
The application of IFRS 3 to the results of the Group for 2004 increases reported earnings by £132 million. As goodwill amortisation is excluded from the Group’s underlying performance measures, there is no impact on underlying profit from operations or earnings. The residual amortisation charge reflects amortisation of certain brands which consistent with UK GAAP are deemed to have a definite life.
•	Deferred tax
Under UK GAAP, the Group recognised deferred tax on temporary differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements (an income statement approach).
Under IAS 12 “Deferred tax”, deferred tax is recognised in respect of nearly all taxable temporary timing differences arising between the tax base and the accounting book value of balance sheet items (a balance sheet approach). This results in deferred tax being recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP.
Under IFRS, a deferred tax balance is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax basis. Over the last ten years Cadbury Schweppes has acquired a number of brand businesses and consequently recognised brand intangibles of over £3 billion. A number of these acquisitions were structured as a purchase of shares and therefore the brand intangible that was recognised for accounting purposes has no equivalent tax basis. The Group has therefore recognised an incremental deferred tax liability of £711 million. As a business combination does not directly affect profits, no equivalent adjustment is required under the income statement approach required by UK GAAP.
Normally, the recognition of such a deferred tax liability in a business combination would result in a corresponding increase in goodwill. However, under the exemption applied within IFRS 1 relating to the restatement of business combinations, the Group is not permitted to adjust the carrying value of goodwill prior to the transition date. Consequently, the recognition of the liability has resulted in an equivalent reduction in reserves. This deferred tax liability will only crystallise on any subsequent disposal, amortisation or impairment of the brands. As the majority of the Group’s brands are not amortised, the crystallisation of the deferred tax liability is not expected in the near future.
In addition, deferred taxation has been provided, where appropriate as a result of other IFRS transition adjustments, principally recoverable deferred tax assets in respect of the full recognition of pension deficits.
•	Restructuring costs
The Group classifies the costs of expenses associated with the implementation of its four year Fuel for Growth programme as Restructuring costs, outside of the Group’s underlying results. In 2004, certain Fuel for Growth related redundancies resulted in the crystallisation of a pension liability of £4 million that was not fully provided for under SSAP 24. The full recognition of all pension deficits under IFRS at the transition date has led to the reversal of this charge.
•	Associates and Joint Ventures
Under UK GAAP, associates were accounted for under the equity method with the Group’s share of associates’ interest and tax included within the headings of interest and tax in the profit and loss account.
Under IFRS, the Group will continue to account for associates and joint ventures using the equity method and no significant differences have arisen in the accounting policies of the Group’s associates or joint ventures as a result of the adoption of IFRS. However, the presentation of the results from these entities will change, as the net result from associates and joint ventures after interest and tax is presented as a single line within the Group’s profit before taxation.
This presentational change has no impact on earnings but in 2004 has resulted in a reduction in profit before financing and taxation of £23 million with an offsetting reduction in the financing charge of £12 million and in the taxation charge of £11 million.

•	Dividends payable
Under UK GAAP, the Group recognised a liability for dividends that were proposed in respect of a prior accounting period, even if the formal authorisation of the dividend did not take place until after the year-end.
In accordance with IAS 10 “Events after the Balance Sheet Date”, dividends declared after the balance sheet date are not recognised as a liability in the financial statements, as there is no present obligation at the balance sheet date.
Accordingly, no accrual is required for the final dividend declared for 2003 of £168 million and for 2004 of £177 million.
•	Development costs
Under UK GAAP, the Group elected to expense all development costs as incurred.
Under IAS 38, the Group is required to assess whether any development costs meet the criteria for capitalisation. If the criteria are met, capitalisation is mandatory and the capitalised amounts are amortised to profit over their expected useful lives.
Cadbury Schweppes has undertaken a review of its research and development costs and concluded that the amount of its development costs that fall to be capitalised under IAS 38 is insignificant, as the majority of such costs are incurred prior to the point at which the Group has a technologically viable product from which economic benefits are probable to occur.
•	Financial Instruments including commodity contracts
Under the transitional requirements of IFRS the Group is permitted to continue to apply the hedging requirements of UK GAAP in the preparation of its 2004 comparative IFRS financial statements. The Group has elected to apply this exemption and hence the adoption of IFRS has no impact on accounting for financial instruments, including commodity contracts, for 2004.
(b) Reconciliation of income statement and equity from UK GAAP
Consolidated Income Statement

For the 53 weeks ended 2 January 2005	UK GAAP		Share based				Restated
	IFRS format	Goodwill	payments	Pensions	Associates	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenue	6,738	—	—	—	—	—	6,738
Trading costs	(5,623)	—	(29)	(15)	—	(1)	(5,668)
Restructuring costs	(171)	—	—	4	—	1	(166)
Amortisation and impairment of intangibles	(139)	132	—	—	—	—	(7)
Non-trading items	19	—	—	—	—	—	19

Profit from Operations	824	132	(29)	(11)	—	—	916
Share of result in associates	44	—	—	—	(23)	—	21

Profit before Financing and Taxation	868	132	(29)	(11)	(23)	—	937
Investment revenue	39	—	—	9	—	—	48
Finance costs	(265)	—	—	—	12	—	(253)

Profit before Taxation	642	132	(29)	(2)	(11)	—	732
Taxation	(189)	(4)	—	(2)	11	(1)	(185)

Attributable Profit for the Period	453	128	(29)	(4)	—	(1)	547

Financial Statements
Notes to the Financial Statements continued
40. Explanation of transition to IFRS continued
(b) Reconciliation of income statement and equity from UK GAAP continued
Consolidated Balance Sheet

As at 2 January 2005	UK GAAP	Goodwill/			Deferred			Restated
	IFRS format	Intangibles	Software	Pensions	tax	Dividends	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Non-current assets
Goodwill	2,224	128	—	—	—	—	—	2,352
Brand intangibles	3,261	—	—	—	—	—	—	3,261
Software intangibles	—	—	144	—	—	—	—	144
Property, plant and equipment	1,608	—	(144)	—	—	—	—	1,464
Investment in associates	324	—	—	—	(2)	—	2	324
Deferred tax assets	17	—	—	—	—	—	—	17
Trade and other receivables	67	—	—	—	—	—	—	67
Other investments	11	—	—	—	—	—	—	11

	7,512	128	—	—	(2)	—	2	7,640
Current assets
Inventories	708	—	—	—	—	—	1	709
Short-term investments	21	—	—	—	—	—	—	21
Trade and other receivables	1,152	—	—	—	—	—	(2)	1,150
Tax recoverable	30	—	—	—	—	—	—	30
Cash and cash equivalents	325	—	—	—	—	—	—	325

	2,236	—	—	—	—	—	(1)	2,235
Assets held for sale	5	—	—	—	—	—	—	5

Total Assets	9,753	128	—	—	(2)	—	1	9,880

Liabilities
Current liabilities
Trade and other payables	(1,731)	—	—	—	—	177	8	(1,546)
Tax payable	(150)	—	—	—	—	—	—	(150)
Short-term borrowings and overdrafts	(610)	—	—	—	—	—	—	(610)
Short-term provisions	(69)	—	—	—	—	—	2	(67)
Obligations under finance leases	(20)	—	—	—	—	—	—	(20)

	(2,580)	—	—	—	—	177	10	(2,393)
Non-current liabilities
Trade and other payables	(27)	—	—	—	—	—	—	(27)
Borrowings	(3,520)	—	—	—	—	—	—	(3,520)
Retirement benefit obligation	(65)	—	—	(420)	—	—	—	(485)
Tax payable	(184)	—	—	—	—	—	—	(184)
Deferred tax liabilities	(213)	(4)	—	39	(717)	—	—	(895)
Long-term provisions	(10)	—	—	—	—	—	—	(10)
Obligations under finance leases	(66)	—	—	—	—	—	—	(66)

	(4,085)	(4)	—	(381)	(717)	—	—	(5,187)

Total Liabilities	(6,665)	(4)	—	(381)	(717)	177	10	(7,580)

Net Assets	3,088	124	—	(381)	(719)	177	11	2,300

Consolidated Balance Sheet

As at 29 December 2003	UK GAAP	Goodwill/			Deferred			Restated
	IFRS format	Intangibles	Software	Pensions	tax	Dividends	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Non-current assets
Goodwill	2,384	—	—	—	—	—	—	2,384
Brand intangibles	3,443	—	—	—	—	—	—	3,443
Software intangibles	—	—	177	—	—	—	—	177
Property, plant and equipment	1,624	—	(177)	—	—	—	—	1,447
Investment in associates	313	—	—	—	(2)	—	3	314
Deferred tax assets	20	—	—	—	—	—	—	20
Trade and other receivables	81	—	—	—	—	—	—	81
Other investments	15	—	—	—	—	—	—	15

	7,880	—	—	—	(2)	—	3	7,881
Current assets
Inventories	672	—	—	—	—	—	1	673
Short-term investments	127	—	—	—	—	—	—	127
Trade and other receivables	1,189	—	—	—	—	—	(5)	1,184
Tax recoverable	32	—	—	—	—	—	—	32
Cash and cash equivalents	306	—	—	—	—	—	—	306

	2,326	—	—	—	—	—	(4)	2,322
Assets held for sale	9	—	—	—	—	—	—	9

Total Assets	10,215	—	—	—	(2)	—	(1)	10,212

Liabilities
Current liabilities
Trade and other payables	(1,796)	—	—	—	—	168	7	(1,621)
Tax payable	(181)	—	—	—	—	—	—	(181)
Short-term borrowings and overdrafts	(1,065)	—	—	—	—	—	—	(1,065)
Short-term provisions	(117)	—	—	—	—	—	—	(117)
Obligations under finance leases	(4)	—	—	—	—	—	—	(4)

	(3,163)	—	—	—	—	168	7	(2,988)
Non-current liabilities
Other liabilities	(15)	—	—	—	—	—	—	(15)
Borrowings	(3,564)	—	—	—	—	—	—	(3,564)
Retirement benefit obligation	(73)	—	—	(337)	—	—	—	(410)
Tax payable	(108)	—	—	—	—	—	—	(108)
Deferred tax liabilities	(244)	—	—	40	(749)	—	—	(953)
Long-term provisions	(14)	—	—	—	—	—	—	(14)
Obligations under finance leases	(11)	—	—	—	—	—	—	(11)

	(4,029)	—	—	(297)	(749)	—	—	(5,075)

Total Liabilities	(7,192)	—	—	(297)	(749)	168	7	(8,063)

Net Assets	3,023	—	—	(297)	(751)	168	6	2,149

The adoption of IFRS required a re-presentation of the Cash Flow statement but did not affect the cash flows of the Group.

Financial Statements
Notes to the Financial Statements continued
41. IAS 39 Transition balance sheet
The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from 3 January 2005. In the preparation of its financial statements in accordance with IFRS for the year ended 2 January 2005, the Group continued to apply the hedge accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.
The Group is required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 3 January 2005.
Although the Group has taken the decision not to hedge account for a number of its hedging arrangements, it is deemed to have hedge accounted under UK GAAP until 2 January 2005 and discontinued hedge accounting prospectively thereafter. IFRS1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 3 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS restated balance sheet as at 2 January 2005 applying prior GAAP hedge accounting and the balance sheet after the adoption of both IAS 32 and IAS 39.
Certain of the Group’s interest rate swaps, including cross currency interest rate swaps, that were previously accounted for as fair value hedges of borrowings under UK GAAP were not previously measured at fair value. In these cases, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in opening retained earnings. Changes in the fair value of the underlying hedged debt due to the hedged risk that was previously not recognised have also been recognised in opening retained earnings. Adjustments to underlying hedged debt will be recognised in future earnings on an amortised cost basis.
Other interest rate swaps, currency and commodity contracts that were previously accounted for as cash flow hedges of forecasted transactions under UK GAAP were not previously measured at fair value. In these circumstances, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in equity. In the case of settled commodity contracts, previously deferred gains and losses have been re-allocated to equity. These deferred gains or losses will be recognised in future earnings at the time at which the hedged forecasted transaction is recognised.
Those swaps and currency contracts that were considered to be non-qualifying hedging instruments at the date of transition have been recognised at fair value with the difference between its fair value and its previously reported carrying value being recognised directly in opening retained earnings. Additionally the Group has recognised the fair value of embedded derivatives found within certain of its supply contracts in opening retained earnings.
All derivative instruments will continue to be recognised on balance sheet at fair value with future gains and losses being recognised immediately in earnings, except when the hedging requirements of IAS 39 are met.

Restatement of consolidation balance sheet to include IAS 32 and IAS 39

As at 2 January 2005			Restated IFRS
		IAS 39	including
	Restated	transition	IAS 39
	IFRS	adjustment	adjustments
	£m	£m	£m

Assets
Non-current assets	7,640	—	7,640

Current assets
Inventories	709	—	709
Short-term investments	21	—	21
Trade and other receivables	1,150	71	1,221
Tax recoverable	30	—	30
Cash and cash equivalents	325	—	325

	2,235	71	2,306
Assets held for sale	5	—	5

Total Assets	9,880	71	9,951

Liabilities
Current liabilities
Trade and other payables	(1,546)	(90)	(1,636)
Tax payable	(150)	—	(150)
Short-term borrowings and overdrafts	(610)	23	(587)
Short-term provisions	(67)	—	(67)
Obligations under finance leases	(20)	—	(20)

	(2,393)	(67)	(2,460)
Non-current liabilities
Trade and other payables	(27)	—	(27)
Borrowings	(3,520)	(26)	(3,546)
Retirement benefit obligations	(485)	—	(485)
Tax payables	(184)	—	(184)
Deferred tax liabilities	(895)	(4)	(899)
Long-term provisions	(10)	—	(10)
Obligations under finance leases	(66)	—	(66)
Derivative financial instruments

	(5,187)	(30)	(5,217)

Total Liabilities	(7,580)	(97)	(7,677)

Net Assets	2,300	(26)	2,274

Equity
Share capital	259	—	259
Share premium account	1,098	—	1,098
Other reserves	(168)	(8)	(168)
Retained earnings	882	(18)	856

Equity attributable to equity holders of the parent	2,071	(26)	2,045

Minority interest	229	—	229

Total Equity	2,300	(26)	2,274

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles
From 3 January 2005, the Group has prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU) (see Note 40). IFRS differs in certain respects from US generally accepted accounting principles (US GAAP). Set out below is a summary of the significant differences and related adjustments to reconcile consolidated profit for the financial period and consolidated shareholders’ equity under IFRS to US GAAP.
IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.
As a result of the Group’s transition to IFRS on 29 December 2003, the reconciliations of net income and net equity for 2004 published in previous periods have been amended to reflect the restated consolidated profit and shareholders’ equity reported in the Consolidated Income Statement and Consolidated Balance Sheet.
Under the IFRS transition provisions within the Securities and Exchange Commission’s Form 20-F requirements, the Group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented.
Effects on profit of differences between IFRS and US generally accepted accounting principles

		2005	2004
Notes		£m	£m

	Profit for the period (under IFRS)	776	547
	Attributable to Minority interests	(11)	(22)

	Profit for the period attributable to Equity holders of the parent	765	525
	US GAAP adjustments:
42(b)	Intangible amortisation	(22)	(26)
42(i)	Restructuring	—	(24)
42(c)	Interest capitalised	8	7
42(c)	Depreciation of capitalised interest	(4)	(3)
42(g)	Retirement benefits	(55)	(19)
42(h)	Disposal gain adjustments	(3)	—
42(d)	Derivatives	24	15
42(j)	Employee share arrangements	—	18
42(k)	Deconsolidation of variable interest entity	(9)	17
42(e)	Taxation on above adjustments	(82)	(26)

	Net income (under US GAAP)	622	484

In respect of:
Continuing operations		561	430
Discontinued operations		61	54

		622	484

Except as discussed in Note 42 (k) the minority share of IFRS to US GAAP adjustments is not material. US GAAP adjustments in respect of discontinued operations were a charge of £12 million (2004: £4 million credit). The adjustments reflected the effects of interest capitalisation and restructuring costs. In addition, in 2005, an US GAAP adjustment was recorded to reverse a deferred tax credit arising on the intra-group transfer of intellectual property assets recorded under IFRS.
Earnings per ADR under US GAAP

	2005	2004
	£ per ADR	£ per ADR

Earnings per ADR — from continuing operations
Basic	1.10	0.84
Diluted	1.08	0.84

Earning per ADR — from discontinued operations
Basic	0.12	0.11
Diluted	0.12	0.11

	2005	2004
	million	million

Average number of ADRs — Basic	513	507
Average number of ADRs — Diluted	519	510

See Note 13 for a reconciliation of shares used in the Basic and Diluted EPS calculations. Each ADR represents four ordinary shares.

Cumulative effect on Shareholders’ Equity of differences between IFRS and US generally accepted accounting principles

		2005	2004
		£m	£m

	Total Equity (under IFRS)	3,035	2,300
	Minority Interest	(27)	(229)

	Equity attributable to equity holders of the parent	3,008	2,071
	US GAAP adjustments:
42(a),(b)	Goodwill and intangibles	958	957
42(g)	Retirement benefits	220	349
42(g)	Recognition of additional minimum pension liability	(53)	(120)
42(i)	Restructuring	12	12
42(c)	Interest capitalisation	34	29
42(f)	Property revaluations	(59)	(59)
42(d)	Derivatives	—	(58)
	Other	6	3
42(e)	Taxation on above adjustments	562	585

	Total shareholders’ Equity (under US GAAP)	4,688	3,769

Except as discussed in Note 42 (k) the minority share of IFRS to US GAAP adjustments is not material.
US GAAP Statements of Income
Statements of Income presented in accordance with US GAAP using US GAAP measurement principles for the two years ended 1 January 2006 are set out below:

	2005	2004
	£m	£m

Revenue	6,508	6,085
Cost of sales	(3,074)	(2,574)

Gross profit	3,434	3,511
Selling, general and administrative expenses	(2,419)	(2,572)
Restructuring costs	(72)	(163)
Non-trading items	22	18
Intangible amortisation	(28)	(33)

Operating income	937	761
Interest expense	(218)	(221)
Interest income	31	39

Income before income taxes	750	579
Income taxes	(212)	(168)
Minority interest charges	(5)	(3)
Earnings from unconsolidated affiliates (net of tax)	28	22

Income from continuing operations	561	430
Discontinued operations (net of tax)	61	54

Net income	622	484

Financial Statements
Notes to the Financial Statements continued
US GAAP Balance Sheet
A summary balance sheet presented in accordance with US GAAP using US GAAP measurement principles is set out below:

	2005	2004
	£m	£m

Assets
Cash and cash equivalents	332	325
Short-term investments	47	21
Account receivables — trade (net of allowance for doubtful debts)	862	915
Inventories	713	702
Deferred income taxes	142	80
Prepaid expenses and other	439	266

Total current assets	2,535	2,309
Property, plant & equipment	1,567	1,600
Goodwill	4,437	4,565
Other intangibles	1,870	2,009
Equity method investments	372	324
Deferred income taxes	19	19
Other assets	72	113
Assets held for sale	1,097	—

Total assets	11,969	10,939

Liabilities and Shareholders’ Equity
Accounts payable	591	618
Accrued liabilities	1,036	983
Accrued income taxes	375	334
Deferred income taxes	53	26
Short-term debt	560	621
Current portion of long-term debt	654	253

Total current liabilities	3,269	2,835
Long-term debt	3,029	3,598
Other long-term liabilities	288	356
Deferred income taxes	376	360
Liabilities directly associated with assets classified as held for sale	292	—

Total liabilities	7,254	7,149
Minority interests	27	21
Total shareholders’ equity	4,688	3,769

Net liabilities and shareholders’ equity	11,969	10,939

The following table is a reconciliation of the movement in shareholders’ equity as reported under US GAAP for the financial year.

£m

At 29 December 2003	3,669
Net income under US GAAP	484
Dividends reported under US GAAP	(246)
Currency translation adjustment (net of tax)	(192)
New share capital issued	25
Employee share arrangements	53
Minimum pension liability (net of tax)	(24)

At 2 January 2005	3,769
Net income under US GAAP	622
Dividends reported under US GAAP	(260)
Currency translation adjustment (net of tax)	358
New share capital issued	37
Employee share arrangements	95
SFAS 133 transition adjustment (net of tax)	12
Minimum pension liability (net of tax)	55

At 1 January 2006	4,688

(a) Goodwill
Prior to 1998 the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998 to 2003, acquired goodwill was capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) was determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 to 2003, related to associates, was not amortised under UK GAAP. Upon IFRS adoption, the Group exercised the exemption available under IFRS 1 “First time Adoption of IFRS” not to restate business combinations prior to the date of transition of the Group’s reporting GAAP from UK GAAP to IFRS and as a consequence such goodwill is permanently written-off against reserves. Since 29 December 2003, amortisation on goodwill ceased. Acquired goodwill continues to be capitalised, but is not amortised. Under IFRS, goodwill is reviewed for potential impairment where there is an indication that an impairment may have occurred or else annually. Any impairment is measured by comparing the carrying value of goodwill for each Cash Generating Unit (CGU) with their recoverable amount. Any impairment is recognised immediately in the Consolidated Income Statement, within Profit from Operations.
For the purposes of US GAAP, all goodwill written off against reserves under IFRS is reinstated as an asset on the balance sheet. Under US GAAP, for periods ending on or before 30 December 2001, goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement requires that goodwill not be amortised but rather be tested at least annually for impairment. The Group carries out an annual impairment review of goodwill as at the year-end date.
Under US GAAP impairment reviews are carried out at the reporting unit level, which are sub-divisions of the Group’s reporting segments. The impairment review process compares the fair value of each reporting unit to its carrying value, including the associated goodwill. The fair value of each reporting unit is valued using a discounted cash flow methodology. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. If the carrying value of the reporting unit exceeds the fair value, the Group performs an additional step to calculate the total amount of the goodwill impairment. This second step involves allocating the fair value of the reporting unit to the assets and liabilities of the reporting unit including any unrecognised intangible assets. An impairment charge is recognised to the extent that the carrying amount of the goodwill exceeds any residual unallocated fair value.
An historic reconciling adjustment in Shareholders’ Equity exists reflecting the different accounting for goodwill prior to
29 December 2003. No impairments have been identified under either IFRS or US GAAP in 2005 or 2004. Consequently, there is no reconciling item in the Consolidated Income Statement.
The following table provides a reconciliation of the Group’s US GAAP goodwill during 2005:

	Americas	Americas	EMEA	Europe	Asia
	Beverages	Confectionery		Beverages	Pacific	Total
	£m	£m	£m	£m	£m	£m

Book value at beginning of year (restated)	1,886	1,007	899	426	347	4,565
Exchange rate adjustments	208	86	9	(92)	13	224
Goodwill acquired	—	—	8	1	1	10
Adjustments pursuant to completion of purchase price allocation	—	—	—	—	(4)	(4)
Disposals	(3)	—	(20)	—	—	(23)
Transfers to assets held for sale	—	—	—	(335)	—	(335)

Book value at end of year	2,091	1,093	896	—	357	4,437

The prior year analysis of goodwill and intangible assets resulted in an amount that was classified as intangible assets rather than goodwill. A reclassification out of intangible assets into goodwill has been made in the US GAAP balance sheet.
b) Intangible assets
Under IFRS, the cost of brands acquired must be capitalised and, if the life of the asset is deemed to be indefinite, no amortisation or writedown is required unless there is an impairment in value below cost. On at least an annual basis, the Group reviews non-amortised identifiable intangible assets for possible impairment using an estimate of the related discounted cash flows in measuring whether the asset is recoverable.
Under US GAAP, an intangible asset in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under US GAAP, intangible assets that have indefinite useful lives are not amortised but are tested at least annually for impairment. Intangible assets that have finite lives are amortised over their useful lives.
Customer relationships, acquired with Adams meet the definition of an intangible asset under US GAAP but did not meet the requirement to be capitalised as an intangible under UK GAAP. As the Group exercised the IFRS 1 exemption not to restate business combinations the item is treated as goodwill under IFRS. Consequently, these customer relationships are transferred from goodwill to intangibles for the purposes of US GAAP reporting. As these intangibles are deemed to have a definite life an amortisation charge is recorded under US GAAP that is not present under IFRS.
In addition, as a result of historical differences between IFRS and US GAAP relating to the amortisation policy of intangible assets, at 29 December 2003, an on-going reconciling adjustment in Shareholders’ Equity exists.

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(b) Intangible assets continued
The following table provides a reconciliation of the Group’s US GAAP intangible assets during 2005:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at beginning of year	2,080	23	242	2,345
Accumulated amortisation at beginning of year	(288)	(8)	(40)	(336)

Book value at beginning of year (restated)	1,792	15	202	2,009
Exchange rate adjustments	183	5	25	213
Reallocation to definite life brands	(10)	10	—	—
Reallocation from goodwill	—	—	—	—
Acquisitions	25	—	—	25
Amortisation	—	(6)	(22)	(28)
Transfers to assets held for sale	(349)	—	—	(349)

Book value at end of year	1,641	24	205	1,870

The book value at the end of the year is analysed below:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at end of year	1,929	38	267	2,234
Accumulated amortisation at end of year	(288)	(14)	(62)	(364)

Book value at end of year	1,641	24	205	1,870

The weighted average amortisation period for the definite life intangibles is 20 years (2004: 20 years). The total amortisation charge expected under US GAAP in 2006 is £26 million. As a consequence of the pattern of the amortisation applied this annual charge will fall in each of the following four years, to be approximately £20 million in 2009. The principal component of other definite life intangibles relates to customer relationships.
(c) Interest capitalisation
Under IFRS, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset.
(d) Derivative instruments
Under IFRS, certain derivative instruments were not required to be recognised on the balance sheet at fair value until 3 January 2005. At this date, the Group adopted IAS 39 under IFRS on a prospective basis, requiring recognition of all derivative instruments at fair value on the balance sheet. Under IFRS, the Group has not applied hedge accounting to all of its derivative instruments. Therefore, movements in the fair value of such derivatives are reflected in the Consolidated Income Statement as a component of Finance cost.
Under US GAAP, consistent with IFRS, all derivatives are recorded in the financial statements at fair value. Since the Group has not designated its derivatives as hedges all movements in the fair value of derivatives are reflected in the Consolidated Income Statement as a component of Interest expense. However, since US GAAP has required derivatives to be held on the balance sheet at fair value since 1 January 2001, there is an adjustment of £58 million included in shareholders’ equity under US GAAP as at 29 December 2003 and a gain of £15 million recognised as a reconciling item between profit under IFRS and US GAAP in 2004. Subsequent to 3 January 2005, the only difference in the accounting for derivatives under IFRS and US GAAP is the unwinding of the transition accounting upon initial adoption of SFAS 133 and IAS 39, resulting in a gain of £24 million recognised as a reconciling item between profit under IFRS and US GAAP in 2005.

\

(e) Deferred taxation
The fundamental basis of recognising deferred taxes is the similar under both IFRS and US GAAP, however certain detailed differences exist.
Under IFRS, deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP, only tax rates and laws that have been enacted are taken into account. In addition under IFRS, deferred tax is recognised on the difference between the carrying amount determined using the historical rate of exchange and the balance sheet date exchange rate. Under US GAAP, no deferred tax is recognised for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates. These differences have not resulted in material differences in 2005 and 2004, and as a consequence there is no reconciling item between IFRS and US GAAP.
Under IFRS, deferred tax is recognised on intra-group transfers of assets and liabilities, including transfers of intellectual property assets. Under US GAAP the recognition of deferred tax on such transactions is not permitted. In 2005, a deferred tax credit that was recorded under IFRS on an intra-group transfer of assets was reversed in arriving at US GAAP.
For US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS deferred tax assets are recognised based on the intrinsic gain at the year-end. The amount recognised in the Income Statement is capped at the tax effected share award charge, with any excess being recognised directly through reserves.
A historic difference related to the deferred tax on intangible assets remains after the transition to IFRS. Under UK GAAP residual payments on certain acquisitions were classified as brand intangibles. Under US GAAP these were treated as goodwill. Under IFRS, the UK GAAP classification was maintained resulting in the recognition of deferred tax liabilities on these brand intangibles. Under US GAAP, no deferred tax liability was recognised as these non-tax deductible amounts were classified as goodwill.
In addition, deferred taxation has been provided on accounting GAAP differences between IFRS and US GAAP.
Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction.
The analysis of the deferred taxes under US GAAP is as follows:

	2005	2004
	£m	£m

Current
Short-term temporary differences — assets	(149)	(197)
Short-term temporary differences — liabilities	52	137

	(97)	(60)

Non Current
Operating losses carried forward	(177)	(136)
Fixed asset temporary differences	88	62
Intangible temporary differences	289	299

	200	225

Total temporary differences	103	165
Valuation allowances	165	124

Net deferred tax liability	268	289

The movement in the valuation allowance during the year is set out below:

£m

At 2 January 2005	124
Exchange rate adjustments	10
Creation of tax losses	31

At 1 January 2006	165

(f) Property revaluations
On transition to IFRS, the Group has exercised the exemption available under IFRS 1 “First time Adoption of IFRS” to treat the depreciated revalued cost of properties which were revalued under historical UK GAAP up to 1999 as the deemed cost. These revaluations were not permitted under US GAAP and remain a difference between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(g) Retirement benefits
Under IFRS, the Group recognises the full deficit, calculated using a projected unit credit method, of its post-retirement employee benefits in its consolidated financial statements using a 1 January 2006 measurement date.
Under US GAAP, the costs of providing these benefits are also calculated using the projected unit credit method, however a 30 September 2005 measurement date has been applied. Under US GAAP actuarial gains and losses are amortised over the remaining expected service life of the scheme members. For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period. As this results in differing assets from IFRS, different expected returns on assets arise. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligations.
In 2005, the higher US GAAP charge reflects the recognition of net actuarial losses in prior years, lower expected asset returns as a consequence of applying the market related value approach and the initial recognition of liabilities for an insignificant scheme. Additionally, the shareholders equity reconciliation has been affected by the movement in the Additional Minimum Liabilities for certain of the Group’s plans.
The major retirement plans as detailed in Note 18, are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87, annually and the disclosures below have been presented in accordance with SFAS 132. Where appropriate, additional pension charges in respect of curtailment or settlement events, have been calculated in accordance with SFAS 88. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not significant and consequently have not been separately disclosed.
The net periodic pension cost for the major plans under SFAS 87 and SFAS 88 was made up as follows:

	2005	2004
	£m	£m

Service cost	91	72
Employee contributions	(10)	(9)
Interest cost	124	110
Expected return on assets	(123)	(111)
Recognition of actuarial (gain)/loss	19	14

	101	76

	2005	2004
	£m	£m

The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	27	23
Accrued benefit liability	(224)	(272)

	(197)	(249)
Intangible asset	4	9
Accumulated other comprehensive income	53	120

Net amount recognised	(140)	(120)

Under IFRS, actuarial gains and losses related to post-retirement employee benefits are reflected in the Consolidated Statement of Recognised Income and Expense, outside of the Income Statement.

The weighted average assumptions used across the major pensions plans at the end of the financial year and used to determine the benefit obligations were as follows:

	2005	2004
	%	%

Discount rate	5.0	5.4
Long-term rate of return on assets	7.2	7.4
Earnings increase	4.2	4.4

The movement in the benefit obligation and plan assets was as follows:

	2005	2004
	£m	£m

Benefit Obligation
At beginning of year	2,185	2,007
Other additional plans	108	12
Exchange rate adjustments	28	(15)
Service cost	81	63
Interest cost	124	110
Actuarial (gain)/loss	127	100
Amendments	(11)	(3)
Benefits paid	(97)	(99)
Employee contributions	11	11
Expenses and tax paid	(2)	(1)

At end of year	2,554	2,185

Plan Assets
At beginning of year	1,734	1,596
Other additional plans	85	4
Acquisitions/disposals	—	2
Exchange rate adjustments	17	(6)
Actual return on plan assets	352	178
Benefits paid	(97)	(99)
Employer contributions	87	49
Employee contributions	11	11
Expenses and tax paid	(2)	(1)

At end of year	2,187	1,734

Funded status	(367)	(451)
Unrecognised prior service cost	(6)	4
Unrecognised net actuarial loss/(gain)	204	323
Amount contributed to plan during fourth quarter	29	4

(Accrued)/Prepaid cost	(140)	(120)

The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	2,450	2,108
Aggregate fair value of plan assets	2,080	1,650

The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	2,066	1,871
Aggregate fair value of plan assets	1,860	1,639

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(g) Retirement benefits continued
UK pension scheme disclosures
The UK pension scheme accounts for over 70% of the Group’s total benefit obligations. The Trustees of the main UK Scheme have three key investment objectives to guide them in their strategic management of the Fund’s assets. These are as follows:
a.	The acquisition of appropriate assets, which will generate income and capital growth and which together with new contributions from both members and the Group, will meet the cost of current and future benefits provided by the Fund.

b.	To limit the risk of the assets failing to meet the liabilities over the long term and in relation to the statutory UK Minimum Funding Requirement (MFR).

c.	To minimise the long term costs of the Fund by maximising the return on the assets, whilst having regard to the objective under (b) above.
The Trustees seek to achieve these objectives through investing in a mixture of real and monetary assets. In so doing, they recognise that returns on real assets, while expected to be greater over the long term than those on monetary assets, are likely to be more volatile. A mixture across asset classes should provide the level of returns required by the Fund to meet its liabilities at an acceptable level of risk for the Trustees and an acceptable level of cost to the Group.
The Trustees have undertaken an asset and liability modelling exercise (“ALM”) with the assistance of the main UK scheme’s actuary. The ALM looked at a number of different investment scenarios and projected both a range and a best estimate of likely returns from each one, from which the Trustees determined the structure they feel most comfortable with. The long term asset allocation deemed appropriate to meet the Trustees objectives following this review was as follows:

Equities	60%
Bonds	25%
Property	10%
Other, including private equity	5%
The Trustees are considering a move to a higher proportion of bonds and an offsetting lower proportion of equities.
The breakdown of the market value of the main UK Scheme’s assets and the rate of return assumption applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

	2005	2004	2003
	Share of	Share of	Share of
	assets	assets	assets
	%	%	%

Equities	61%	61%	65%
Bonds	25%	26%	22%
Property	9%	8%	8%
Other, including private equity	5%	5%	5%

	100%	100%	100%

The expected rate of return assumptions have been determined following consultation with the Group’s local actuarial advisers. The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.
The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the main UK scheme were:

	As at	As at
	30 September	30 September
	2005	2004
	% pa	% pa

Discount rate	5.0%	5.5%
Long-term asset return	7.1%	7.4%
Earnings increases	4.2%	4.5%
Pension increases	2.7%	2.7%

Under US GAAP the measurement date used for pension accounting is 30 September 2005.
The current best estimate of cash payments to be made into the UK schemes for 2006 is £120 million. The Accumulated Benefit Obligation of the main UK Scheme as at 30 September 2005 amounted to £1,769 million (2004: £1,458 million).

The current best estimate of future benefit payments to members of the UK scheme after 1 January 2006 are set out below:

Annual
payments
£m

2006	66
2007	69
2008	72
2009	76
2010	79
Aggregate for financial years 2011 to 2015	452

Overseas disclosures
The Group has a number of overseas pension plans, the most significant of which are those in the USA, Canada, Australia and Ireland. The detail of the investment objectives of the schemes within these countries varies from plan to plan however the overall objectives are similar to those of the UK scheme.
The breakdown of the market value of the overseas scheme’s assets and the rate of return assumptions applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

	2005	2004
	Share of	Share of
	assets	assets
	%	%

Equities	66%	67%
Bonds	23%	20%
Property	6%	7%
Other	5%	6%

	100%	100%

The expected rate of return assumption has been determined in a manner consistent with that used by the UK scheme. The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the overseas schemes were not significantly different to either those used for the UK scheme or the Group as a whole.
The Group has a number of post retirement medical benefit plans, principally in the US and Canada. The assumed health care cost trend rates for 2005 are 10%, grading down to 5% over periods between 10 and five years. The effect of a 1% increase and decrease on the service and interest component of the net period service cost and the accumulated benefit obligations for these schemes would not be significant.
(h) Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under IFRS and US GAAP (see Note 42(a) and (b)), differences arise on the profit on sale of subsidiaries and investments. Prior to 29 December 2003, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. Since 29 December 2003, cumulative gains and losses are included in determining the profit or loss on disposal of the business. At that date, the Group opted to set the cumulative translation reserve to nil as permitted. Under US GAAP, such gains and losses are also included in determining the profit and loss on disposal but they are tracked from the date of acquisition of the entity. As such the disposal gain recorded in the period was lower under US GAAP relative to IFRS.
(i) Restructuring
Under IFRS, a provision for restructuring is required to be recognised when an entity is demonstrably committed to the restructuring.
US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognised and measured at fair value when the liability is incurred. Under US GAAP, an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The timing of recognition and related measure of one-time termination benefit arrangements provided to current employees that are involuntarily terminated is dependent upon the arrangement meeting specific criteria mentioned above, and if the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits (that is, if employees are entitled to receive the termination benefits regardless of when they leave) or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognised and measured at its fair value at the date the arrangement is communicated.

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(i) Restructuring (continued)
In respect to other exit costs, US GAAP requires that liabilities are recognised when they are incurred, which is normally when the goods or services associated with the activity are received. Additional information regarding the restructuring costs on an IFRS basis is provided in Note 4.
As a consequence certain restructuring costs that require recognition under IFRS may not be recognised under US GAAP.
(j) Employee Share arrangements
Under IFRS, the Group recognises a charge based on the grant date fair value of the share awards, for all share based awards.
Under US GAAP, prior to 2 January 2006, the Group applied US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested.
The Group adopted FAS No. 123(R) “Share-Based Payment” (FAS 123(R)) on 3 January 2005. FAS 123(R) requires the recognition of compensation expense in the Consolidated Income Statement related to the fair value of employee share-based awards. FAS 123(R) revises FAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB 25 “Accounting for Stock Issued to Employees.”
Since 3 January 2005, the Group has recognised the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated.
(k) Basis of consolidation
Under IFRS, the consolidated financial statements include the accounts of the parent company and those entities over which it exerts, or has the potential to exert, control. Control is usually obtained via a majority of voting rights in that entity.
Under US GAAP, a company must assess if the entities with which it has business relationships are “Variable Interest Entities” (VIE). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. If an entity is a VIE the reporting company is required to assess whether it is the primary beneficiary of the VIE. IFRS (SIC 12) has a similar objective to US GAAP but requires an examination of the substance of the relationship which considers both voting rights, economics and other relevant factors. In addition, IFRS applicability can differ in scope from US GAAP.
Cadbury Schweppes Delaware LP is a 100% owned subsidiary of the Company and is the issuer of the Quarterly Income Preferred Securities. The results of the entity and its financial position are consolidated under IFRS. The Group has determined that the entity meets the definition of a VIE and that the Group is not the primary beneficiary of this entity. Hence for US GAAP purposes Cadbury Schweppes Delaware LP has been deconsolidated.
(l) Minority Interest
Under IFRS, the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. The difference does not affect shareholders’ equity or net income under US GAAP.
(m) Lease commitments
The future minimum lease commitments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

	Finance		Operating
	leases		leases
	2005	2004	2005	2004
	£m	£m	£m	£m

Within one year	23	22	52	59
Between one and two years	21	22	43	46
Between two and three years	21	23	37	35
Between three and four years	1	22	29	32
Between four and five years	1	1	24	29
After five years	1	1	113	134

	68	91	298	335
Less: Finance charges allocated to future periods	(5)	(5)	—	—

	63	86	298	335

(n) Doubtful Accounts
The movement on allowance for doubtful accounts is as follows:

	2005	2004
	£m	£m

Balance at beginning of year	30	31
Exchange adjustments	2	2
Charged to profit and loss account	5	12
Transfer to Assets held for sale	(10)	—
Utilised	(5)	(15)

Balance at end of year	22	30

(o) Debt
Under IFRS, debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets. At 1 January 2006 the total value of unamortised debt issue costs are £7 million.
43. Changes and Proposed Changes to Generally Accepted Accounting Principles
In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs — an amendment of ARB No. 43 (“SFAS 151”). SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognised as current period charges. It also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS 151 will be effective for such costs incurred during the fiscal years beginning after 15 June 2005.
The Group is in the process of evaluating the impact of this standard on its financial statements.
In December 2004, the FASB issued FASB Statement No. 153 (SFAS 153), Exchanges of Non-Monetary Assets — an amendment of APB Opinion No. 29, which amends APB No. 29, Accounting for Non-monetary Transactions, (“APB 29”) by eliminating the exception to the fair value principle for exchanges of similar productive assets. SFAS 153 also eliminates the APB 29 concept of culmination of an earnings process. The amendment requires that an exchange on non-monetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. SFAS 153 is effective for non-monetary transactions occurring in fiscal periods beginning after 15 June 2005. The impact of SFAS 153 will depend on the nature and extent of any exchanges of non-monetary transactions after the effective date, but the Group does not currently expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.
In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.
In June 2005 EITF 05-05 “Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-05”) was issued. EITF 05-05 provides specific guidance on how to account for such features and is effective for fiscal years beginning after 15 December 2005. The Group does not currently expect EITF 05-05 to have a material impact on its financial position, results of operations or cash flows.
IFRS 7, “Financial Instruments: Disclosures”, introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, ‘Financial Instruments: Disclosure and Presentation’. IFRS 7 is effective for fiscal years beginning 1 January 2007. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007, and it is not expected to have a material effect on its disclosures.
IFRIC 4, “Determining whether an Arrangement contains a Lease”, requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. IFRIC 4 is effective for fiscal years beginning 1 January 2006. The Group does not currently expect IFRIC 4 to have a material impact on its financial position, results of operations or cash flows.

Financial Statements
Notes to the Financial Statements continued
43. Changes and Proposed Changes to Generally Accepted Accounting Principles continued
IFRIC 7, “Applying the Restatement Approach” under IAS 29 “Financial Reporting in Hyperinflationary Economies” provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period. IFRIC 4 is effective for periods beginning 1 March 2006. The Group does not currently expect IFRIC 7 to have a material impact on its financial position, results of operations or cash flows.
In December 2005, IAS 21, “The Effects of Changes in Foreign Exchange Rates” was amended. The amendment clarifies that a subsidiary can be a ‘foreign operation’ in relation to the accounting for net investments in foreign operations. The amendment also changes the classification of the foreign exchange gains or losses on monetary items forming part of an entity’s net investment in a foreign operation where such an item is denominated in a currency other than the functional currency of either the reporting entity or foreign operation. Such foreign exchange gains and losses are now reflected in the separate component of equity in the financial statements, whereas previously they were not reclassified. The impact of the standard will depend on future movements in foreign exchange rates however had the amendment been in place in 2005 there would have been no material impact on its financial position, results of operations or cash flows. The amendment is effective for annual periods beginning on or after 1 January 2006.
44. Approval of financial statements
The financial statements were approved by the board of directors and authorised for issue on 13 March 2006.