Form 20-F/A
period 2006-01-01
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2006-10-23
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F/A
Amendment 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1 JANUARY 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report For the transition period from to
Commission file number 2-90552
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer      ☐ Accelerated filer      ☐ Non-accelerated filer
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

EXPLANATORY NOTE
This Form 20-F/A hereby amends Items 3, 5, 15 and 18 of Cadbury Schweppes plc’s Annual Report on Form 20-F for the fiscal year ended 1 January 2006, which was filed on April 11, 2006 (the Original Report). This Form 20-F/A does not otherwise revise, update, amend or restate the information presented in the Original Report or reflect any events that have occurred after the Original Report was filed on April 11, 2006.
As described more fully in Item 15 of this Form 20-F/A under the heading “Background to the restatement and reclassification”, management elected to early adopt Statement of Financial Accounting Standard 123 (R) “Share Based Payment (revised 2004)” (“FAS 123(R)”) in accounting for its Employee Share Award plans in the preparation of its financial statements for the year ended 1 January 2006. Management initially determined that the application of FAS123(R) to the Company’s employee share plans would align the accounting with that required under International Financial Reporting Standard 2 “Share Based Payment” (“IFRS 2”). As is common practice in the UK, certain of the Company’s employee share plans contain inflation-indexed earnings growth performance conditions. Under IFRS 2, employee share awards, including those that contain inflation-indexed performance targets, are accounted for under the equity method. This results in the recognition of an expense calculated with reference to the grant date fair value. The US GAAP financial information included in the Original Report similarly accounted for employee share awards under the equity method. Subsequent to filing the Original Report management determined that while FAS123(R) prescribes the equity method for many employee share awards, it requires awards with inflation-indexed performance criteria to be accounted for under the liability method. Inflation-indexed share awards are less common practice in the US. This results in two principal differences:
•	a liability in respect of the unvested employee share award must be recorded on the balance sheet; and
•	the fair value of the employee share awards must be re-measured at each reporting date until vesting, with the recognition of expense calculated with reference to the reporting date fair value.
Management came to the conclusion that the Company’s historical accounting treatment under US GAAP for all awards under two of its employee share plans was incorrect.
The Group cash flow statement for the 52 and 53 weeks ended 1 January 2006 and 2 January 2005 respectively, as included in the Original Report have been restated to amend the presentation of interest paid which had previously been included within cash flows from investing activities. As a consequence interest paid has been moved from investing activities to operating activities which is in accordance with International Accounting Standard 7, “Cash Flow Statements” (“IAS 7”). Additionally, interest received has been moved from investing activities to operating activities in view of the Group’s use of net debt; either classification of interest received can be supported under IAS 7.
The purpose of this Form 20-F/A is to restate (a) the US GAAP financial information by amending the classification of certain of the Company’s employee share arrangements plans as liability plans rather than equity plans and (b) the IFRS cash flow information to restate interest paid and reclassify interest received under operating activities as opposed to investing activities within the cash flow statement.
The restatement relating to employee share arrangements impacts the opening and closing balance sheet of the 52 weeks ended 1 January 2006. The impact of the restatement at each of these dates is to decrease reported net equity in accordance with US GAAP by £45 million and £75 million respectively. In the 52 weeks ended 1 January 2006 reported net income in accordance with US GAAP is decreased by £19 million in respect of the cumulative effect of a change in accounting principle and £18 million representing the impact of re-measuring the fair value of unvested awards at the balance sheet date.
The restatement of interest paid and reclassification of interest received from investing activities to operating activities impacts the net cash from operating activities and net cash used in investing activities for the 52 and 53 weeks ended 1 January 2006 and 2 January 2005 respectively. The impact of this is to decrease the net cash inflow from operating activities and decrease the net cash outflow from investing activities by £199 million for the 52 weeks ended 1 January 2006 and £211 million for the 53 weeks ended 2 January 2005. These changes do not impact free cash flow, net cash used in financing activities or net movement in cash and cash equivalents.
The impact of the employee share arrangements restatement is further analysed on Page F-79 within the Summary of Differences between IFRS and US GAAP and in Item 3, Selected Financial Data.
The impact of the restatement of interest paid and reclassification of interest received in the cash flow statement is further analysed on Page F-80 within Note 45 to the financial statements and in Item 3, Selected Financial Data.
See Item 15 for further discussion of the restatement and reclassification.

	AMENDED\RESTATED ITEMS
INTRODUCTION		Page
PART I
ITEM 3:	KEY INFORMATION	1
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	8
PART II
ITEM 15:	CONTROLS AND PROCEDURES	35
PART III
ITEM 18:	FINANCIAL STATEMENTS	36
ITEM 19:	EXHIBITS
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15
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

IFRS Financial Record

	2005		2004
Income Statement	£m		£m

Continuing Operations
Revenue	6,508		6,085
Trading costs	(5,452)		(5,131)
Restructuring costs	(72)		(140)
Amortisation and impairment of intangibles	(6)		(7)
Non-trading items	25		18

Profit from Operations	1,003		825

Share of result in associates	28		22

Profit before Financing and Taxation	1,031		847

Investment revenue	42		48
Finance costs	(230)		(253)

Profit before Taxation	843		642

Taxation	(140)		(145)

Profit for the Period from continuing operations	703		497

Discontinued Operations
Profit for the Period from discontinued operations	73		50

Profit for the Period	776		547

Attributable to:
Equity holders of the parent	765		525
Minority interests	11		22

	776		547

Earnings per share
From continuing and discontinued operations
Basic	37.3	p	25.9	p
Diluted	36.9	p	25.7	p

From continuing operations
Basic	33.8	p	23.4	p
Diluted	33.4	p	23.3	p

IFRS

	2005 Restated [1]	2004 Restated [1]
	£m	£m

Cash Flow Statement

Net cash from operating activities	891	745
Net cash used in investing activities	(308)	(195)
Net cash used in financing activities	(592)	(539)

Net (decrease)/increase in cash and cash equivalents	(9)	11
Opening net cash and cash equivalents	284	275
Effect of foreign exchange rates	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	(3)	—
Closing net cash and cash equivalents	276	284

1 The Company has restated interest paid and reclassified interest received from investing activities to operating activities. For further explanation see Note 45 to the financial statements on page F-80. The impact of this is to decrease the net cash inflow from operating activities and decrease the net cash outflow from investing activities by £199 million for the 53 weeks ended 1 January 2006 and £211 million for the 52 weeks ended 2 January 2005. These changes do not impact net cash used in financing activities or net movement in cash and cash equivalents.

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
A reconciliation to US GAAP is set out in Note 42 to the Financial Statements.

	2005 Restated [1]	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Amounts in accordance with US GAAP
Revenue (a)	6,508	6,085	5,749	4,750	4,575
Operating income	913	761	555	856	720
Income from continuing operations	543	430	285	488	419
Discontinued operations (net of tax)	61	54	88	77	74
Cumulative effect of change in accounting principle net of tax	(19)	—	—	—	—
Net income	585	484	373	565	493

Basic earnings per ADR from continuing operations	1.06	0.84	0.57	0.98	0.83
Basic earnings per ADR from discontinued operations	0.12	0.11	0.17	0.15	0.15
Basic earnings per ADR arising from cumulative effect of change in accounting principle[2]	(0.04)	—	—	—	—
Basic earnings per ADR	1.14	0.95	0.74	1.13	0.98
Diluted earnings per ADR from continuing operations	1.05	1.06	0.91	1.27	1.12
Diluted earnings per ADR from discontinued operations	0.12	0.11	0.17	0.15	0.15
Diluted earnings per ADR from cumulative effect of change in accounting principle	(0.04)	—	—	—	—
Diluted earnings per ADR	1.13	0.95	0.74	1.12	0.97
Dividends per ADR	0.52	0.49	0.47	0.46	0.44

Net assets	4,640	3,790	3,913	3,909	3,930
Total assets	11,979	10,939	11,880	9,081	8,691
Long-term debt	3,029	3,598	3,594	2,927	2,083
Called-up share capital	260	259	258	258	256
Share premium account	1,135	1,098	1,071	1,050	1,019
Shareholders’ funds	4,613	3,769	3,669	3,692	3,630
Number of shares outstanding (million)	2,084	2,072	2,064	2,057	2,047

1 The Company has restated its 2005 US GAAP financial information for employee share arrangements due to management determining subsequent to the filing of the Original Report that the Company’s employee share plans that contain inflation indexed earnings growth performance conditions are required to be accounted for under the liability method as opposed to the equity method as set out in FAS 123(R). For further explanation see Note 42(p) ‘Summary of differences between IFRS and US GAAP’, on page F-79. The impact of the restatements on the US GAAP financial information in 2005 was to decrease net income by £19 million in respect of the cumulative effect of a change in accounting principle and £18 million representing the impact of re-measuring the fair value of unvested awards at the balance sheet date.
2 The Company adopted FAS 123(R) in the year which requires the cumulative effect of the change in accounting policy to be recognised in the current year income statement. For further explanation see Note 42 (j) on page F-78.
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

ITEM 5:      OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This Operating and Financial Review and Prospects has been amended to reflect the restatement described in note 45 of the financial statements. While this restatement has resulted in changes in the individual items included within the components of free cash flow (see page 26), such changes are offsetting and consequently free cash flow as previously disclosed is unchanged.
Explanation of Performance Analysis
In 2005, the Company adopted International Financial Reporting Standards (IFRS) and as permitted by IFRS has prepared one year of comparative financial information on a consistent basis. As a result, in accordance with the instructions to Form 20-F, information from only the 2004 and 2005 years is included in this discussion.
Following the announcement on September 1, 2005 of our intention to dispose of Europe Beverages and the subsequent completion of the disposal post Year-end, Europe Beverages has been classified as a discontinued operation in accordance with IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations (IFRS 5). IFRS 5 requires that the results of Europe Beverages be excluded from Revenue, Profit from Operations, Financing and Taxation and the after-tax result (including any disposal costs incurred in 2005) be shown as a single line item on the face of the Income Statement below Taxation, with a corresponding re-presentation of the prior period. Hence in the analysis that follows all reference to Revenue growth, and Profit from Operations growth excludes Europe Beverages. A separate discussion of the Discontinued operations is presented on page 13.
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
Following the consolidated overview, there is a review of the comparative results of each of the four continuing business segments. Each segment reviews Revenue and Underlying Profit from Operations. Underlying Profit from Operations refers to each segment’s Profit from Operations before Restructuring costs, Non-trading items, amortisation of brand intangibles and IAS 39 adjustment. This non-GAAP measure is the measure of profit or loss for each reportable segment used by the CEC and segment management. A reconciliation from the segment’s Underlying Profit from Operations to Profit from Operations is provided on page F-7 along with a discussion of the reconciling items on pages 18 and 19.
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
Profit from Operations was £1,003 million. This was £178 million or 22% higher than in 2004.
The key drivers of this increase were:
•	A £68 million reduction in Restructuring costs (see page 15);

•	A £23 million credit arising from adoption of IAS 39 (see page 16);

•	A £7 million increase in Non-trading items (see page 16);

•	A £1 million reduction in Brand intangibles amortisation (see page 16); and

•	A £79 million increase arising from other trading factors (see segmental discussion on pages 18 to 22)
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
Both the confectionery and beverage markets in which we operate are growing. However changing consumer preferences may affect growth rates in certain confectionery products and carbonated soft drinks, particularly in developed markets where the risks of obesity have a higher profile. A discussion of these industry trends and how we are positioned to respond to these factors is set out in Item 4 “Information on the Company” (see page 25 in Form 20-F filed on April 11, 2006). We have sought to address these changing consumer preferences through continuing product innovation and diversification.
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
Integral to our achievement of these goals are the Fuel for Growth and Smart Variety initiatives. The Goals and Priorities, Fuel for Growth and Smart Variety programmes are discussed on pages 13 to 17 in Item 4 in Form 20-F filed on April 11, 2006.
In 2005, we met our revenue goal and continued our good progress on our Free Cash Flow goal. In 2006 the Group expects to deliver underlying revenue growth and margin growth within the financial goal ranges and to continue to generate Free Cash Flow in line with our stated four year target. A discussion of Free Cash Flow (a non-GAAP measure) is presented on page 26.
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
The disposal of Europe Beverages will have a number of implications on the results of the business in 2006 and beyond, including:
•	an expected profit on disposal of approximately £480 million, to be recorded in discontinued operations outside Profit for the Period from continuing operations in 2006;

•	a reduction in the contribution of Europe Beverages to Total Group Earnings. In 2005 this contribution amounted to £81 million;

•	a reduction in the Group’s level of debt and a reduction in the total financing charge. As the average interest rates on the Group’s debt are expected to remain around 5% it is expected that the disposal will be earnings dilutive; and

•	a reduction in the Group’s free cash flow. In 2005, Europe Beverages contributed £77 million to the Group’s Free Cash Flow of £404 million. A discussion of Free Cash Flow (a non-GAAP measure) is presented on page 26.
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

More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 18 to 22. The table below details the business segment analysis of restructuring costs.

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
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely Underlying Profit from Operations, Underlying Operating margins and Free Cash Flow. These management performance measures, which are non-GAAP measures, are discussed below and on page 24 to 26.
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

	2005	2004
	£m	£m

Net cash from operating activities [1]	891	745
Add back:
Additional funding of past service pensions deficit	31	—
Less:
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

Free Cash Flow	404	229

1 The free cash flow table has been amended to reflect the restatement described in Note 45. While this restatement resulted in a change to the individual components of free cash flow, these changes are offsetting and consequently do not change free cash flow as previously reported. The impact of the restatement of interest paid and reclassification of interest received in the cash flow statement is further analysed on Page F-80 within Note 45 to the financial statements.
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
Net cash flow from operating activities was £891 million, including interest paid of £230 million and interest received of £31 million. million.
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
The required disclosures on changes and proposed changes to US GAAP and IFRS are given in Note 43 to the Financial Statements. These disclosures cover:
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

PART II
ITEM 15: CONTROLS AND PROCEDURES
In 2006, subsequent to the filing of the Original Report, management concluded that its US GAAP accounting treatment of employee share awards with inflation-indexed earnings growth performance criteria under Statement of Financial Accounting Standard 123(R) “Share Based Payment (revised 2004)” (“FAS 123(R)”) as originally applied was incorrect. After assessing the impact of applying the correct accounting treatment, management recommended to the Audit Committee that the previously reported US GAAP financial information be restated. The impact of this restatement is further analysed on Page F-79 within the Summary of Differences between IFRS and US GAAP.
Management also concluded that the Company’s historical financial statements as filed with the SEC should be restated to reflect the restatement of interest paid and reclassification of interest received in the Company’s consolidated cash flow statement as described below to conform with a change that had been made beginning with the Company’s interim financial statement for the period ended 30 June 2006.
Background to the restatement and reclassification
The Company had adopted FAS 123(R) in the preparation of its financial statements for the year ended 1 January 2006. Management initially concluded that the application of FAS123(R) to the Company’s employee share plans would align the accounting with that required under International Financial Reporting Standard 2 “Share Based Payment” (“IFRS 2”). As is common practice in the UK, certain of the Company’s employee share plans contain inflation-indexed earnings growth performance conditions. Under IFRS 2, employee share awards, including those that contain inflation-indexed performance targets, are accounted for under the equity method. This results in the recognition of an expense calculated with reference to the grant date fair value. The US GAAP financial information included in the Original Report similarly accounted for employee share awards under the equity method. Subsequent to filing the Original Report management determined that while FAS123(R) prescribes the equity method for many employee share awards, it requires awards with inflation-indexed performance criteria to be accounted for under the liability method. Inflation-indexed share awards are less common practice in the US. This results in two principal differences:
•	a liability in respect of the unvested employee share award must be recorded on the balance sheet; and
•	the fair value of the employee share awards must be re-measured at each reporting date until vesting, with the recognition of expense calculated with reference to the reporting date fair value.
As a result, the Company’s historical accounting treatment under US GAAP for all awards under two of its employee share plans was incorrect, and the US GAAP financial information has been restated accordingly.
The restatement impacts the opening and closing balance sheet of the 52 weeks ended 1 January 2006 as included in the Original Report. The impact of the restatement at each of these dates is to decrease reported net equity in accordance with US GAAP by £45 million and £75 million respectively. In the 52 weeks ended 1 January 2006 reported net income in accordance with US GAAP is decreased by £19 million in respect of the cumulative effect of a change in accounting principle and £18 million representing the impact of re-measuring the fair value of unvested awards at the balance sheet date.
In addition, the Group’s cash flow statements for the 52 and 53 weeks ended 1 January 2006 and 2 January 2005 respectively, as included in the Original Report have been restated to amend the presentation of interest paid which had previously been included within cash flows from investing activities. Interest paid has been moved from investing activities to operating activities, which is in accordance with International Accounting Standard. 7, “Cash Flow Statements’ (“IAS 7”). Additionally, interest received has been moved from investing activities in view of the Group’s use of net debt; either classification of interest received being permitted under IAS 7.
The restatement of interest paid and reclassification of interest received from investing activities to operating activities result in a decrease in net cash from operating activities by £199 million for the 52 weeks ended 1 January 2006 and by £211 million for the 53 weeks ended 2 January 2005 and a corresponding decrease in net cash used in investing activities by the same amounts for such periods. These changes do not impact net cash used in financing activities or net movement in cash and cash equivalents.
Evaluation of Disclosure Controls and Procedures
In connection with the restatement effected in this Form 20-F/A, under the direction of our CEO and CFO, the Company re-evaluated its disclosure controls and procedures as at the end of 2005.
In light of the need for the restatement effected in this Form 20-F/A, management have identified material weaknesses in the Company’s internal control over disclosure controls in respect of new accounting standards and financial reporting with respect to US GAAP accounting. Solely as a result of these material weaknesses, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective as of 1 January 2006.
Notwithstanding the above management took into account the following factors when assessing the control weaknesses:
•	Neither of the restatements required affect the Company’s IFRS earnings nor its performance as measured against its publicly stated financial goals;

•	At the time of adoption of FAS 123(R), the Company was co-terminously adopting IFRS 2. Both IFRS 2 and FAS 123(R) are complex standards that in most respects are very similar. The identification of differences between complex and similar standards is difficult and industry understanding of these differences is evolving; and

•	IAS 7 permits flexibility as to the classification of interest paid and interest received within the cash flow statements. Hence a direct comparison of the sub-totals of the cash flow statement between companies is not possible. The individual line items of the cash flow statement in the Original Report were correctly presented, allowing the trend in cash flow generation to be assessed and compared with other companies. In addition, free cash flow was correctly presented.
Remediation of Material Weakness in Internal Control
The Company is in the process of implementing improved procedures and controls in respect of its US GAAP accounting, including the use of outside consultants to provide enhanced US GAAP technical expertise and the re-assignment of US based finance personnel to provide additional US GAAP resource. The Company is also making further enhancements to its procedures to ensure full compliance with all disclosure requirements.
As previously reported, during the period covered by the Original Report, the Company had made no changes to its internal control over financial reporting that materially affected or are reasonably likely to materially affect, its internal control over financial reporting. However, subsequently the Company has begun to take the remedial actions described above. It is expected that these remedial actions will be completed by the end of the Company’s 2006 financial year.
The Company has commenced its implementation of section 404 of the Sarbanes-Oxley Act. Section 404 will become applicable to the Company with respect to its 2006 financial year, and Company management will be required to state their responsibility for establishing and maintaining an adequate internal control over financial reporting and to annually assess the effectiveness of that structure and those procedures. The Company’s independent registered public accounting firm will be required to attest to and report on management’s assessment. The Company is continuing with its program towards compliance with section 404 internal controls.

PART III
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
October 23, 2006

Exhibit List

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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cadbury Schweppes plc and subsidiaries at 1 January 2006 and 2 January 2005, and the results of their operations and their cash flows for each of the two years in the period ended 1 January 2006, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 42 to the financial statements.
As discussed in Notes 42(p) and 45, the accompanying financial statements have been restated.
Deloitte & Touche LLP
London, United Kingdom
13 March 2006 (23 October 2006 as to the effects of the restatements discussed in Note 42(p) and Note 45)

Financial Statements
Consolidated Income Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005		2004
Notes		£m		£m

	Continuing Operations
2	Revenue	6,508		6,085
3	Trading costs	(5,452)		(5,131)
4	Restructuring costs	(72)		(140)
15	Amortisation and impairment of intangibles	(6)		(7)
5	Non-trading items	25		18

	Profit from Operations	1,003		825

17	Share of result in associates	28		22

	Profit before Financing and Taxation	1,031		847

9	Investment revenue	42		48
10	Finance costs	(230)		(253)

	Profit before Taxation	843		642

11	Taxation	(140)		(145)

	Profit for the Period from continuing operations	703		497

32	Discontinued Operations
	Profit for the Period from discontinued operations	73		50

	Profit for the Period	776		547

	Attributable to:
	Equity holders of the parent	765		525
	Minority interests	11		22

		776		547

	Earnings per share
	From continuing and discontinued operations
13	Basic	37.3	p	25.9	p
13	Diluted	36.9	p	25.7	p

	From continuing operations
13	Basic	33.8p		23.4p
13	Diluted	33.4p		23.3p

Consolidated Statement of Recognised Income and Expense for the 52 weeks ended 1 January 2006 (Note 1)

	2005	2004
	£m	£m

Currency translation differences (net of tax)	257	(122)
Actuarial gains/(losses) on post retirement employee benefits (net of tax)	56	(74)
IAS 39 transfers to income or expense	6	—

Net income/(expense) recognised directly in equity	319	(196)

Profit for the period from continuing operations	703	497
Profit for the period from discontinued operations	73	50

Total recognised income and expense for the period	1,095	351

Attributable to:
Equity holders of the parent	1,084	329
Minority interests	11	22

	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39 (see Note 41):
Equity holders of the parent	26	—

Financial Statements
Consolidated Balance Sheet at 1 January 2006 (Note 1)

		2005	2004
Notes		£m	£m

	Assets
	Non-current assets
14	Goodwill	2,299	2,352
15	Brand intangibles	3,200	3,261
15	Software intangibles	149	144
16	Property, plant and equipment	1,446	1,464
17	Investment in associates	372	324
24	Deferred tax assets	123	17
20	Trade and other receivables	70	67
18	Other investments	2	11

		7,661	7,640

	Current assets
19	Inventories	713	709
	Short-term investments	47	21
20	Trade and other receivables	1,180	1,150
	Tax recoverable	47	30
	Cash and cash equivalents	332	325
28	Derivative financial instruments	67	—

		2,386	2,235
21	Assets held for sale	945	5

	Total Assets	10,992	9,880

	Liabilities
	Current liabilities
22	Trade and other payables	(1,543)	(1,546)
	Tax payable	(237)	(150)
27	Short-term borrowings and overdrafts	(1,194)	(610)
23	Short-term provisions	(42)	(67)
27	Obligations under finance leases	(20)	(20)
28	Derivative financial instruments	(61)	—

		(3,097)	(2,393)

	Non-current liabilities
22	Trade and other payables	(32)	(27)
27	Borrowings	(3,022)	(3,520)
25	Retirement benefit obligation	(369)	(485)
	Tax payable	(138)	(184)
24	Deferred tax liabilities	(954)	(895)
23	Long-term provisions	(11)	(10)
27	Obligations under finance leases	(43)	(66)

		(4,569)	(5,187)

	Liabilities directly associated with assets classified as held for sale	(291)	—

	Total Liabilities	(7,957)	(7,580)

	Net Assets	3,035	2,300

	Equity
29	Share capital	260	259
29	Share premium account	1,135	1,098
29	Other reserves	223	(32)
29	Retained earnings	1,390	746

29	Equity attributable to equity holders of the parent	3,008	2,071

30	Minority interest	27	229

	Total Equity	3,035	2,300

On behalf of the Board

Directors:	Todd Stitzer Ken Hanna
13 March 2006

Consolidated Cash Flow Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005	2004
		Restated	Restated
		Note 45	Note 45
Notes		£m	£m

35	Net cash from operating activities	891	745

	Investing activities
17	Dividends received from associates	11	8
	Proceeds on disposal of property, plant and equipment	37	26
	Purchases of property, plant and equipment	(298)	(285)
31	Acquisitions of businesses	(38)	(59)
17	Acquisitions of associates	(33)	(3)
	Net cash assumed on acquisitions	1	1
	Sale of investments, associates and subsidiary undertakings	41	11
	Acquisitions and disposals	(29)	(50)
	Net change in equity investments and money market deposits	(29)	106

	Net cash used in investing activities	(308)	(195)

	Net cash flow before financing activities	583	550

	Financing activities
	Dividends paid	(261)	(246)
	Dividends paid to minority interests	(7)	(19)
	Proceeds of finance leases	1	93
	Capital element of finance leases repaid	(21)	(24)
	Proceeds on issues of ordinary shares	37	25
	Net movement of shares held under Employee Trust	71	29
	Proceeds of new borrowings	350	610
	Borrowings repaid	(543)	(1,007)
	Repayment of non-equity minority interest	(219)	—

	Net cash used in financing activities	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(9)	11
	Opening net cash and cash equivalents	284	275
	Effect of foreign exchange rates	4	(2)
32	Less: Net cash and cash equivalents included in discontinued operations	(3)	—

	Closing net cash and cash equivalents	276	284

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
Underlying EPS represents Basic EPS, adjusted in order to exclude amortisation and impairments of brand intangibles, restructuring costs, non-trading items, the IAS 39 fair value adjustment and tax items as described in Note 1 (Y).
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
The policy for approval of non-audit fees is set out on page 67 of Form 20-F filed on April 11, 2006. In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2005 were £7.6 million (2004: £2.6 million) principally in relation to the disposal of Europe Beverages.

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
8. Directors’ Remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F filed on April 11, 2006.
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
In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company were potential beneficiaries under the QUEST. Since February 2005 the QUEST has neither acquired nor held any ordinary shares in the Company and there is no present intention that it should do so in the future. More details are provided on page 90 of Form 20-F filed on April 11, 2006. The options held by each Director holding office at the year end are detailed provided on page 89 of Form 20-F filed on April 11, 2006. There were no options held by them under the Irish Share Plan (see below).
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
Notes to the Financial Statements continued
33. Leasing Commitments continued
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	£m	£m

Within one year	52	57
Between one and five years	133	127
After five years	113	102

	298	286

Operating lease expenses charged in the income statement were as follows:

2005	2004
£m	£m

57	66

34. Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 1 January 2006 being £4,064 million (2004: £3,898 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 1 January 2006 was £3,607 million (2004: £3,592 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the majority of the Group’s borrowings of £4,279 million (2004: £4,216 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2004: £76 million).

(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

35. Notes to the cash flow statement

Reconciliation of cash flow from operating activities

	2005 Restated Note 45	2004 Restated Note 45
	£m	£m

Profit from operations — Continuing Operations	1,003	825
Discontinued Operations	98	91

	1,101	916

Adjustments for:
Depreciation and amortisation	213	222
Restructuring	(17)	5
Non-trading items	(25)	(19)
Post-retirement benefits	7	19
Additional funding of past service pensions deficit	(31)	—
Other non-cash items	11	40

Operating cash flows before movements in working capital	1,259	1,183

Decrease/(increase) in inventories	10	(47)
(Increase)/decrease in receivables	(83)	9
Increase/(decrease) in payables	110	(39)
Net movement in working capital	37	(77)

	1,296	1,106
Interest paid	(230)	(239)
Interest received	31	28
Income taxes paid	(206)	(150)

Net cash from operating activities	891	745

36. Group companies

				Proportion
			Country of	of issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
L’Europeenne D’Embouteillage SAS#	(b	)	France	50%
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Dr Pepper/Seven Up Bottling Group, Inc	(b	)	US	45.4%
Meito Adams Company Ltd	(a	)	Japan	50%
Cadbury Nigeria PLC (listed)**	(a	)	Nigeria	46.4%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

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

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc
EE — L’Europeenne D’Embouteillage SAS
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee (see page 17 of Form 20-F filed on April 11, 2006 for details). Short-term employee benefits expense relating to these individuals was £10 million (2004: £9 million) and share-based payments expense was £10 million (2004: £8 million).
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
Although the Group has taken the decision not to hedge account for a number of its hedging arrangements, it is deemed to have hedge accounted under UK GAAP until 2 January 2005 and discontinued hedge accounting prospectively thereafter. IFRS 1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 3 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS restated balance sheet as at 2 January 2005 applying prior GAAP hedge accounting and the balance sheet after the adoption of both IAS 32 and IAS 39.
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

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles
The information included in Note 42 has been restated from the Form 20-F filed on April 11, 2006 due to an error in the initial adoption of Statement of Financial Accounting Standard No. 123(R) (“FAS 123(R)”) “Share Based Payment (revised 2004)”. This restatement is further analysed in Note 42(p).
Adoption of IFRS
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
Effects on profit of differences between IFRS and US generally accepted accounting principles

		2005	2004
		Restated 42(p)
Notes		£m	£m

	Profit for the period (under IFRS)	776	547
	Attributable to Minority interests	(11)	(22)

	Profit for the period attributable to Equity holders of the parent	765	525
	US GAAP adjustments:
42(b)	Intangible amortisation	(22)	(26)
42(i)	Restructuring	—	(24)
42(c)	Interest capitalised	8	7
42(c)	Depreciation of capitalised interest	(4)	(3)
42(g)	Retirement benefits	(55)	(19)
42(h)	Disposal gain adjustments	(3)	—
42(d)	Derivatives	24	15
42(j), 42(p)	Employee share arrangements	(24)	18
42(k)	Deconsolidation of variable interest entity	(9)	17
42(e), 42(p)	Taxation on above adjustments	(76)	(26)

	Net income (under US GAAP) before cumulative effect of change in accounting principle	604	484

42(j), 42(p)	Cumulative effect of change in accounting principle, net of tax	(19)	—
	Net income (under US GAAP)	585	484
In respect of:
Continuing operations		524	430
Discontinued operations		61	54

		585	484

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
Earnings per ADR under US GAAP

	2005	2004
	Restated 42(p)
	£ per ADR	£ per ADR

Earnings per ADR

Basic from continuing operations	1.06	0.84

Discontinued operations (net of tax)	0.12	0.11

Cumulative effect of change in accounting principle (net of tax)	(0.04)	—

Basic — after discontinued operations and cumulative effect of change in accounting principle	1.14	0.95

Diluted — from continuing operations	1.05	0.84

Discontinued operations (net of tax)	0.12	0.11

Cumulative effect of change in accounting principle(net of tax)	(0.04)	—

Diluted after discontinued operations and cumulative effect of change in accounting principle	1.13	0.95

	2005	2004
	million	million

Average number of ADRs — Basic	513	507
Average number of ADRs — Diluted	519	510

See Note 13 for a reconciliation of shares used in the Basic and Diluted EPS calculations. Each ADR represents four ordinary shares.

Cumulative effect on Shareholders’ Equity of differences between IFRS and US generally accepted accounting principles

		2005	2004
		Restated 42(p)
		£m	£m

	Total Equity (under IFRS)	3,035	2,300
	Minority Interest	(27)	(229)

	Equity attributable to equity holders of the parent	3,008	2,071
	US GAAP adjustments:
42(a),(b)	Goodwill and intangibles	958	957
42(g)	Retirement benefits	220	349
42(g)	Recognition of additional minimum pension liability	(53)	(120)
42(i)	Restructuring	12	12
42(c)	Interest capitalisation	34	29
42(f)	Property revaluations	(59)	(59)
42(d)	Derivatives	—	(58)
42(j), 42(p)	Employee share arrangements	(36)	—
	Other	6	3
42(e), 42(p)	Taxation on above adjustments	568	585

	Total shareholders’ Equity (under US GAAP) before cumulative effect of change in accounting principle	4,658	3,769
	Cumulative effect of change in accounting principle	(45)	—

	Total shareholders’ Equity (under US GAAP)	4,613	3,769

Except as discussed in Note 42 (k) the minority share of IFRS to US GAAP adjustments is not material.
US GAAP Statements of Income
Statements of Income presented in accordance with US GAAP using US GAAP measurement principles for the two years ended 1 January 2006 are set out below:

	2005	2004
	Restated 42(p)
	£m	£m

Revenue	6,508	6,085
Cost of sales	(3,074)	(2,574)

Gross profit	3,434	3,511
Selling, general and administrative expenses (restated)	(2,443)	(2,572)
Restructuring costs	(72)	(163)
Non-trading items	22	18
Intangible amortisation	(28)	(33)

Operating income (restated)	913	761
Interest expense	(218)	(221)
Interest income	31	39

Income before income taxes (restated)	726	579
Income taxes (restated)	(206)	(168)
Minority interest charges	(5)	(3)
Earnings from unconsolidated affiliates (net of tax)	28	22
Income from continuing operations (restated)	543	430
Discontinued operations (net of tax)	61	54
Income before cumulative change in accounting principle (restated)	604	484

Cumulative effect of change in accounting principle (net of tax) (restated)	(19)	—

Net income (restated)	585	484

Financial Statements
Notes to the Financial Statements continued
US GAAP Balance Sheet
A summary balance sheet presented in accordance with US GAAP using US GAAP measurement principles is set out below:

	2005	2004
	Restated 42(p)
	£m	£m

Assets
Cash and cash equivalents	332	325
Short-term investments	47	21
Account receivables — trade (net of allowance for doubtful debts)	862	915
Inventories	713	702
Deferred income taxes	142	80
Prepaid expenses and other	439	266

Total current assets	2,535	2,309
Property, plant & equipment	1,567	1,600
Goodwill	4,437	4,565
Other intangibles	1,870	2,009
Equity method investments	372	324
Deferred income taxes (restated)	29	19
Other assets	72	113
Assets held for sale	1,097	—

Total assets (restated)	11,979	10,939

Liabilities and Shareholders’ Equity
Accounts payable	591	618
Accrued liabilities (restated)	1,078	983
Accrued income taxes	375	334
Deferred income taxes	53	26
Short-term debt	560	621
Current portion of long-term debt	654	253

Total current liabilities	3,311	2,835
Long-term debt	3,029	3,598
Other long-term liabilities (restated)	331	356
Deferred income taxes	376	360
Liabilities directly associated with assets classified as held for sale	292	—

Total liabilities (restated)	7,339	7,149
Minority interests	27	21
Total shareholders’ equity (restated)	4,613	3,769

Net liabilities and shareholders’ equity (restated)	11,979	10,939

The following table is a reconciliation of the movement in shareholders’ equity as reported under US GAAP for the financial year.

Restated 42(p) £m

At 29 December 2003	3,669
Net income under US GAAP	484
Dividends reported under US GAAP	(246)
Currency translation adjustment (net of tax)	(192)
New share capital issued	25
Employee share arrangements	53
Minimum pension liability (net of tax)	(24)

At 2 January 2005	3,769
Net income under US GAAP (restated)	585
Dividends reported under US GAAP	(260)
Currency translation adjustment (net of tax)	358
New share capital issued	37
Employee share arrangements (restated)	83
SFAS 123(R) transition adjustment (net of tax) (restated)	(26)
SFAS 133 transition adjustment (net of tax)	12
Minimum pension liability (net of tax)	55

At 1 January 2006 (restated)	4,613

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
(b) Intangible assets
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
The analysis of the deferred taxes under US GAAP is as follows:

	2005	2004
	£m	£m

Current
Short-term temporary differences — assets (restated)[1]	(159)	(197)
Short-term temporary differences — liabilities	52	137

	(107)	(60)

Non Current
Operating losses carried forward	(177)	(136)
Fixed asset temporary differences	88	62
Intangible temporary differences	289	299

	200	225

Total temporary differences	93	165
Valuation allowances	165	124

Net deferred tax liability (restated) [1]	258	289

1 The short term temporary deferred tax assets are restated due to the restatement of the adoption of FAS 123(R). The restatement is further analysed in Note 42(p).
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
(j) Employee Share arrangements
Under IFRS, all the Group’s employee share awards are equity settled and hence the Group does not recognise a liability within the balance sheet for such arrangements. The IFRS Income Statement charge is based upon the grant date fair value of the share awards.
Under US GAAP, prior to 3 January 2005, the Group applied US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested.
The Group adopted FAS 123(R) on 3 January 2005. FAS 123(R) requires the recognition of compensation expense in the Consolidated Income Statement related to the fair value of employee share-based awards. FAS 123(R) revises FAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB 25 “Accounting for Stock Issued to Employees.” The Group has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of FAS 123(R), for awards which are classified as liabilities, the Group is required to reclassify the APB 25 historical compensation cost from equity to liability and to recognise the difference between this and the fair value liability through the current year income statement.
For awards which are classified as equity under FAS 123(R) there is no difference between the IFRS 2 treatment and the FAS 123(R) treatment.
Since 3 January 2005, the Group has recognised the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. As is common practice in the UK, certain of the Company’s employee share plans contain inflation indexed earnings growth performance conditions. FAS123(R) requires plans with such performance criteria be accounted for under the liability method. The liability method, as set out in FAS123(R), requires a liability be recorded on balance sheet whereas no liability is required for equity settled employee share awards under IFRS 2. In addition, in calculating the income statement charge for share awards under the liability method as set out in FAS123(R) the fair value of each award must be remeasured at each reporting date until vesting whereas for equity settled employee share awards under IFRS the charge is calculated with reference to the grant date fair value.
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
(p) Restatement
The Company elected to early adopt FAS 123(R) in accounting for its Employee Share Award plans in the preparation of its financial statements for the year ended 1 January 2006. Management initially determined that the application of FAS 123(R) to the Company's employee share plans would align the accounting with that required under International Financial Reporting Standard 2 “Share Based Payment” (“IFRS 2”). As is common practice in the UK, certain of the Company’s employee share plans contain inflation indexed earnings growth performance conditions. Subsequent to filing the Form 20-F on April 11, 2006 management determined that FAS 123(R) requires plans with such performance criteria to be accounted for under the liability method as opposed to the equity method. The liability method requires a liability be recorded on balance sheet whereas no liability is required for employee share awards that fall to be accounted for under the equity method. In addition, in calculating the income statement charge for share awards under the liability method the fair value of each award must be re-measured at each reporting date until vesting whereas the equity method requires the charge be calculated with reference to the grant date fair value. As such management came to the conclusion that the Company's historical accounting treatment under US GAAP for all awards under two of its employee share plans was incorrect.
The impact on the net income, basic and diluted earnings per ADR, and Shareholders’ Equity in accordance with US GAAP of this restatement is as follows:

2005
£m
Net income in accordance with US GAAP as originally reported	622
Additional charge: Employee share arrangements	(24)
Tax effect of aforementioned adjustment	6
Net income in accordance with US GAAP before cumulative effect of change in accounting principle as restated	604
Cumulative effect of change in accounting principle, net of tax	(19)
Net income in accordance with US GAAP as restated	585
In respect of:
Continuing operations	524
Discontinued operations	61

2005
£ per ADR
Earnings per ADR — from continuing operations as originally reported	1.10
Earnings per ADR — from continuing operations as restated	1.02
Diluted earnings per ADR — from continuing operations as originally reported	1.08
Diluted earnings per ADR — from continuing operations as restated	1.01
The restatement has had no effect on earnings per ADR from discontinued operations.

2005
£m
Total shareholders’ equity (under US GAAP) at 1 January 2006 as originally reported	4,688
Adjustment for the cumulative effect of the change in accounting principle — reclassification of historical APB 25 charge	(26)
Adjustment for the cumulative effect of the change in accounting principle — incremental fair value charge under FAS 123(R) (net of tax)	(19)
Adjustment for the reclassification from equity to liability relating to FAS 123(R) movements in the year	(12)
Adjustment for the additional employee share arrangements charge in the year	(24)
Tax on the adjustment for the additional employee share arrangements charge	6
Total shareholders’ equity (under US GAAP) at 1 January 2006 as restated	4,613
The impact of the restatement on the financial statements under US GAAP as at 3 January 2005 is to increase accrued liabilities by £15 million to £998 million and other long-term liabilities by £34 million to £390 million, increase long term deferred income tax assets by £4 million to £23 million and decrease shareholder’s equity by £45 million to £3,724 million.
The impact of the restatement on the financial statements under US GAAP as at 1 January 2006 is to increase accrued liabilities by £42 million to £1,078 million and other long-term liabilities by £43 million to £331 million, increase long term deferred income tax assets by £10 million to £29 million and decrease shareholder’s equity by £75 million to £4,613 million. The impact of the restatement under US GAAP for the year ended 1 January 2006 is to increase selling, general and administrative items by £47 million to £2,466 million, decrease income taxes by £10 million to £202 million and to decrease net income by £37 million to £585 million.
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
45. Restatement
The Group cash flow statements for the years ending 1 January 2006 and 2 January 2005 as included in Form 20-F filed on April 11, 2006 have been restated to amend the presentation of interest paid which had previously been included within cash flows from investing activities. As a consequence interest paid has been moved from investing activities to operating activities which is in accordance with International Accounting Standard 7, “Cash Flow Statements” (“IAS 7”). Additionally, interest received has been moved from investing activities to operating activities in view of the Group’s use of net debt; either classification of interest received can be supported under IAS 7.
The tables below show the effect of the restatements:

	2005	2004
	£m	£m
Net cash from operating activities as originally reported	1,090	956
Interest paid	(230)	(239)
Interest received	31	28
Net cash from operating activities as restated	891	745

Net cash from investing activities as originally reported	(507)	(406)
Interest paid	230	239
Interest received	(31)	(28)
Net cash from investing activities as restated	(308)	(195)
These changes do not impact net cash used in financing activities or net movement in cash and cash equivalents.