Form 20-F
period 2006-12-31
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2007-04-16
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2006 was: 2,094,561,996 Ordinary Shares of 12.5p each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer      ☐ Accelerated filer      ☐ Non-accelerated filer
Indicate by check mark which financial statement item the Registrant has elected to follow:
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
This Report has been prepared from the Cadbury Schweppes Report & Accounts 2006, which has been distributed to shareholders. The relevant sections of the Report & Accounts 2006 that are responsive to the requirements of Form 20-F have been excerpted and repeated herein. In addition, certain additional information required by Form 20-F that is not included in the Report & Accounts 2006 has been included herein. The Report & Accounts 2006 has been furnished to the Securities and Exchange Commission, or “SEC”, on Form 6-K dated April 16, 2007.
PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3: KEY INFORMATION
Selected Financial Data
The tables below show selected financial data derived from our consolidated financial statements included in “Item 18. Financial Statements” in this Report. In 2005, the Company adopted International Financial Reporting Standards (IFRS) and as permitted by IFRS and the instructions to Form 20-F has prepared comparative financial information for 2004 on a consistent basis. As a result, selected IFRS financial data for only 2004 to 2006 is included below. Selected financial data under US GAAP is presented for 2002 to 2006.

IFRS Financial Record

	2006		2005		2004
Income Statement	£m		£m		£m

Continuing Operations
Revenue	7,427		6,432		6,012
Trading costs	(6,425)		(5,391)		(5,072)
Restructuring costs	(133)		(71)		(139)
Non-trading items	40		25		18

Profit from operations	909		995		819

Share of result in associates	(16)		28		22

Profit before financing and taxation	893		1,023		841

Investment revenue	48		42		48
Finance costs	(203)		(230)		(253)

Profit before taxation	738		835		636

Taxation	(215)		(135)		(144)

Profit for the period from continuing operations	523		700		492

Discontinued operations[1]
Profit for the period from discontinued operations	642		76		55

Profit for the period	1,165		776		547

Attributable to:
Equity holders of the parent	1,169		765		525
Minority interests	(4)		11		22

	1,165		776		547

Earnings per share
From continuing and discontinued operations
Basic	56.4	p	37.3	p	25.9	p
Diluted	55.9	p	36.9	p	25.7	p

From continuing operations
Basic	25.4	p	33.6	p	23.2	p
Diluted	25.2	p	33.2	p	23.0	p

[1]	In 2005, the Group’s beverage business in Europe and Syria were classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis.

	2006	2005	2004
	£m	£m	£m

Cash Flow Statement

Net cash from operating activities	620	891	745
Net cash generated from/(used in) investing activities	522	(308)	(195)
Net cash used in financing activities	(1,212)	(592)	(539)

Net (decrease)/increase in cash and cash equivalents	(70)	(9)	11
Opening net cash and cash equivalents	276	284	275
Effect of foreign exchange rates	(20)	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	—	(3)	—
Closing net cash and cash equivalents	186	276	284

Balance Sheet

Assets employed
Intangible assets and goodwill	5,903	5,648	5,757
Property, plant and equipment	1,664	1,446	1,464
Assets held for sale	22	945	5
Other non-current assets	248	567	419
Inventory and trade and other receivables	1,914	1,893	1,859
Other current assets	87	114	30
Cash and short-term investments	395	379	346

Total Assets	10,233	10,992	9,880
Total current liabilities, excluding borrowings and provisions	(1,862)	(1,841)	(1,696)
Liabilities directly associated with assets classified as held for sale	(9)	(291)	—
Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,085)	(1,124)	(1,106)
Borrowings	(3,249)	(4,216)	(4,130)
Obligations under finance leases	(55)	(63)	(86)
Provisions	(73)	(53)	(77)
Retirement benefit obligations	(204)	(369)	(485)

Net Assets	3,696	3,035	2,300

Equity
Equity attributable to equity holders to the parent	3,688	3,008	2,071
Minority interest	8	27	229

	3,696	3,035	2,300

US GAAP Financial Record
The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) which differs in certain significant respects from US Generally Accepted Accounting Principles (US GAAP).
A reconciliation to US GAAP is set out in Note 40 to the Financial Statements for the years ended 31 December 2006, 1 January 2006 and 2 January 2005. The selected financial data for 2003 and 2002 has been derived from the company’s consolidated financial statements not included in this Form 20-F.

	2006	2005	2004	2003	2002
	£m	£m	£m	£m	£m

Amounts in accordance with US GAAP
Revenue	7,427	6,432	6,012	5,665	4,697
Operating income	855	905	755	543	849
Income from continuing operations	466	540	425	276	483
Discontinued operations (net of tax)[3]	568	64	59	97	82
Cumulative effect of change in accounting principle net of tax	—	(19)	—	—	—
Net income	1,034	585	484	373	565

Basic earnings per ADR from continuing operations	0.90	1.05	0.83	0.55	0.97
Basic earnings per ADR from discontinued operations	1.10	0.13	0.12	0.19	0.16
Basic earnings per ADR arising from cumulative effect of change in accounting principle[1,2]	—	(0.04)	—	—	—
Basic earnings per ADR	2.00	1.14	0.95	0.74	1.13
Diluted earnings per ADR from continuing operations	0.89	1.04	0.83	0.55	0.96
Diluted earnings per ADR from discontinued operations	1.09	0.13	0.12	0.19	0.16
Diluted earnings per ADR from cumulative effect of change in accounting principle	—	(0.04)	—	—	—
Diluted earnings per ADR	1.98	1.13	0.95	0.74	1.12
Dividends per ADR	0.56	0.52	0.50	0.48	0.46

Net assets	4,793	4,640	3,790	3,913	3,909
Total assets	10,993	11,979	10,939	11,880	9,081
Long-term debt	1,814	3,029	3,598	3,594	2,927
Called up share capital	262	260	259	258	258
Share premium account	1,171	1,135	1,098	1,071	1,050
Shareholders’ funds	4,785	4,613	3,769	3,669	3,692
Number of shares outstanding (million)	2,095	2,084	2,072	2,064	2,057

[1]	The Company adopted SFAS 158 during 2006. There was no cumulative effect recognised in the income statement for the change in accounting policy recognised on adoption.
[2]	The Company adopted SFAS 123(R) during 2005 which required the cumulative effect of the change in accounting policy to be recognised in the 2005 income statement.
[3]	Discontinued operations represents the Group’s beverage businesses in Europe, South Africa and Syria.

Each ADR represents four ordinary shares.
Dividends
The interim dividend for 2006 of 4.10 pence per ordinary share was paid on October 20, 2006. The interim dividend for American Depository Receipts (“ADRs”) of $0.3083 per ADR was paid on October 20, 2006. The proposed final dividend for 2006 of 9.90 pence per ordinary share was announced by the Directors on February 20, 2007 and, subject to approval at the Annual General Meeting, will be paid on May 25, 2007 to those shareowners and ADR holders who are on the register at the close of business on April 27, 2007.
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
The dividends for holders of ADRs are paid to ADR holders on the same date as to ordinary shareholders, giving ADR holders equal treatment to ordinary Shareowners. The dividend conversion rate was set as at the rate of the US dollar against pound sterling on February 19, 2007, being the last trading day before the preliminary results announcement.
Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.
The tables on the next page detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates or the latest practical date for the proposed 2006 final dividend.

Dividend Rates per Ordinary Share

Financial Year	2006		2005	2004	2003	2002

Pence per ordinary share
Interim	4.10		4.00	3.80	3.65	3.50
Final	9.90	(a)	9.00	8.70	8.35	8.00

Total	14.00		13.00	12.50	12.00	11.50

(a)	To be paid on May 25, 2007 to ordinary shareowners
Dividend Rates per ADR

Financial Year	2006		2005	2004	2003	2002

£ per ADR
Interim	0.16		0.16	0.15	0.15	0.14
Final	0.40		0.36	0.35	0.33	0.32

Total	0.56		0.52	0.50	0.48	0.46

US Dollars per ADR
Interim	0.30		0.28	0.27	0.24	0.21
Final	0.77	(a)	0.63	0.63	0.61	0.52

Total	1.07		0.91	0.90	0.85	0.73

(a)	To be paid on May 25, 2007 to ADR holders (conversion rate as at February 19, 2007: £1.00=$1.95)
Exchange Rates

	High	Low	Average (b)
Financial Year (a)	US$	US$

2002	—	—	1.51
2003	—	—	1.64
2004	—	—	1.84
2005	—	—	1.81
2006 September	1.91	1.86	1.88
October	1.90	1.85	1.88
November	1.97	1.88	1.91
December	1.98	1.94	1.96
Full year	—	—	1.84
2007 January	1.98	1.93	—
February	1.97	1.92	—
March	1.96	1.92	—

(a)	The Company’s financial year ends on December 31 (see Note 1(c) on page F-13).

(b)	Calculated by using the average of the exchange rates on the last day of each month during the period.
On December 29, 2006, the last dealing day of the Company’s financial year, the noon buying rate for pound sterling was £1.00 = $1.96. Fluctuations in the exchange rate between pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depository of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

Risk Factors
Our business, financial condition, results of our operations or share price could be materially adversely affected by any or all of the following risks, or by others that we cannot identify. In addition to the following risk factors, we face certain market risks that are discussed under the headings Treasury Risk Management, Liquidity Risk, Interest Rate Risk Currency Risk, Fair Value Analysis, Commodities and Credit Risk on pages 52 to 54.
WE OPERATE IN HIGHLY COMPETITIVE MARKETS IN WHICH OUR PERFORMANCE COULD BE ADVERSELY AFFECTED IF WE WERE UNABLE TO RESPOND TO RAPID CHANGES IN CONSUMER PREFERENCES OR OTHER COMPETITIVE FACTORS.
Both the beverage and confectionery industries are highly competitive. We compete with other multinational corporations which have significant financial resources to respond to and develop the markets in which both we and they operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. Furthermore, consumer tastes are susceptible to change. If we are unable to respond successfully to rapid changes in demand or consumer preferences, our sales or margins could be adversely affected.
OUR PRODUCTS COULD BECOME CONTAMINATED, WHICH COULD BE EXPENSIVE TO REMEDY, CAUSE DELAYS IN MANUFACTURING AND ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION.
Despite safety measures adopted by the Group, our products could become contaminated or not meet quality or safety standards. We use many ingredients in manufacturing beverages and confectionery, which increases the risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be expensive to remedy and could cause delays in manufacturing and have adverse effects on our reputation and financial condition.
WE DEPEND ON LICENSING ARRANGEMENTS WITH BOTTLERS, AND ANY TERMINATION OR MODIFICATION OF THESE ARRANGEMENTS, COULD SIGNIFICANTLY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.
Around 60% of our soft drinks business in the US is conducted through licensing arrangements with third-party bottlers, in some of which our major competitors have substantial equity interests. These bottlers may come under pressure to replace our brands with competitor products, and although we would be able to re-license these brands, such a change could adversely affect volumes and profit, particularly in the short-term.
In addition, inappropriate action by or an incident at a licensee partner involving our brands could impact the reputation of Cadbury Schweppes brands or the Group as a whole.
THE FAILURE OF THIRD PARTIES TO WHOM WE HAVE OUTSOURCED BUSINESS FUNCTIONS COULD ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION.
An increasing proportion of our business functions is outsourced to third parties. Failure of the third parties to deliver on their contractual obligations or failure of Cadbury Schweppes to structure or manage our agreement with them effectively could lead to adverse effects on our reputation and financial condition.
CONCENTRATION OF OUR CUSTOMER BASE COULD LEAD TO INCREASED PRICING PRESSURES AND DECLINING MARGINS.
There is a trend towards a greater concentration of our customer base around the world, due to consolidation of the retail trade. Pricing pressures from customers in countries with concentrated retail trades could adversely impact our sales or margins.

WEATHER AND CLIMATIC CHANGES COULD ADVERSELY IMPACT OUR BUSINESS.
Short-term fluctuations in weather or longer-term climatic changes may impact our business by affecting the supply or price of raw materials, or the manufacturing, distribution or demand for our products.
WE DEPEND ON ENTERPRISE-WIDE TECHNOLOGY AND ANY SIGNIFICANT DISRUPTION TO OUR EQUIPMENT OR COMMUNICATIONS NETWORK COULD CAUSE US TO INCUR MATERIAL FINANCIAL LOSSES.
We depend on accurate, timely information and numerical data from key software applications to aid day-to-day decision-making. Any disruption caused by failings in these systems, of underlying equipment or of communication networks, for whatever reason, could delay or otherwise impact day-to-day decision-making, or cause us material financial losses.
WE DEPEND ON OUR SUBSTANTIAL INTELLECTUAL PROPERTY RIGHTS AND ANY CLAIM OF INFRINGEMENT COULD REQUIRE US TO EXPEND SIGNIFICANT RESOURCES AND, IF SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS.
We and our major competitors have substantial intellectual property rights and interests which could potentially come into conflict. If any patent infringement or other intellectual property claims against us are successful, we may, among other things, be enjoined from, or required to cease, the development, manufacture, use and sale of products that infringe others’ patent rights; be required to expend significant resources to redesign our products so that they do not infringe others’ patent rights, which may not be possible; and/or be required to obtain licences to the infringed intellectual property, which may not be available on acceptable terms, or even at all. There is also the risk that intellectual property litigation against us could significantly disrupt our business, divert management’s attention, and consume financial resources.
OUR BUSINESS COULD SUFFER AS A RESULT OF CHANGING GOVERNMENTAL REGULATION IN THE COUNTRIES IN WHICH WE OPERATE.
Production, distribution and sale of many of our products are subject to governmental regulation regarding the production, sale, safety, labelling and composition/ ingredients of such products in the various countries and governmental regions in which we operate. In addition, the manufacture of many of our products, and other activities, are subject to governmental regulation relating to the discharge of materials into the environment, and the reclamation and re-cycling of packaging waste. At all times we are subject to employment and health and safety legislation in those countries in which we have operations. Compliance with these regulations increase our costs and any violation could lead to reputational damage to our business.
WE OPERATE IN MANY COUNTRIES GLOBALLY AND OUR OPERATIONS ARE, THEREFORE, SUBJECT TO THE RISKS AND UNCERTAINTIES INHERENT IN DOING BUSINESS IN THESE COUNTRIES.
We are subject to substantial government and other regulation, customs and practice which vary from country to country, and which may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, accounting practices, taxation, data confidentiality and protection, employment practices and environment, health and safety issues, and involve actions such as product recalls, seizure of products and other sanctions. A number of countries in which we operate maintain controls on the repatriation of earnings and capital. Our failure to respond successfully and rapidly to the above or to changes in any or all of them, or to have controls and procedures in place which allow us to do so, could cause adverse effects to our reputation and financial condition.
Our operations in individual countries are dependent for the proper functioning of their business on other parts of the Group in terms of product, technology, funding and support services. Any failure of one part of the Group, or a failure by the Group to exercise proper control of its operations in one or more countries, could materially adversely impact the financial performance and condition, and reputation, of other business units or the Group as a whole.

ANY SIGNIFICANT MANUFACTURING OR LOGISTICAL DISRUPTION COULD AFFECT OUR ABILITY TO MAKE AND SELL PRODUCTS WHICH COULD CAUSE OUR REVENUES TO DECLINE.
Our manufacturing and distribution facilities could be disrupted for reasons beyond our control, such as extremes of weather, fire, supplies of material or services, systems failure, workforce actions or environmental issues. Any significant manufacturing or logistical disruptions could affect our ability to make and sell products which could cause revenues to decline.
OUR ONGOING RESTRUCTURING OF PRODUCTION FACILITIES AND OPERATIONS COULD LEAD TO UNFORESEEN ADVERSE EFFECTS ON OUR REVENUES AND EARNINGS.
There is an ongoing programme of restructuring our production facilities and operations across the Group. Major unforeseen difficulties arising in connection with such restructuring could reduce our revenues and earnings.
THE KEY RAW MATERIALS THAT WE USE IN OUR BUSINESS COULD BE SUBJECT TO SIGNIFICANT VOLATILITY IN PRICE AND SUPPLY, AND THIS COULD INCREASE OUR COSTS.
Our business depends upon the availability, quality and cost of raw materials from around the world, which exposes us to price and supply fluctuation. Key items such as cocoa, milk, sweeteners, packaging materials and energy are subject to potentially significant fluctuations. While we take measures to protect against the short-term impact of these fluctuations, there can be no assurance that any shortfalls will be recovered. A failure to recover higher costs or shortfalls in availability or quality could decrease our profitability.
BECAUSE OUR RETIREMENT BENEFIT PLANS ARE FUNDED THROUGH INVESTMENTS IN VOLATILE CAPITAL MARKETS, WE COULD EXPERIENCE A SHORTFALL IN FUNDING OF RETIREMENT BENEFITS, WHICH WOULD SIGNIFICANTLY ADVERSELY AFFECT OUR FINANCIAL POSITION.
We have various retirement and healthcare benefit schemes which are funded via investments in equities, bonds and other external assets. The scheme liabilities reflect our latest estimate of life expectancy, inflation, discount rates and salary growth. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in our funding obligations may require significant additional funding from the employing entities.
GOVERNMENTAL ACTION, OR CHANGES IN CONSUMER PREFERENCES, IN RESPONSE TO CONCERNS REGARDING RISING OBESITY LEVELS OR OTHER HEALTH ISSUES COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.
Many countries face rising obesity levels due to an imbalance between energy consumed via food and expended through activity. The reasons for the changes in society and for some individuals having a greater inclination to obesity are multifaceted and complex. There are risks associated with the possibility of government action against the food industry, such as levying additional taxes on or restricting the advertising of certain product types. This could increase our tax burden or make it harder for us to market our products, reducing sales and/or profits. Also, consumer tastes may change rapidly for health-related reasons, and if we are unable to respond our sales or margins could decline.

ACTIONS OF GOVERNMENT, THE MEDIA OR NON-GOVERNMENTAL ORGANISATIONS IN COUNTRIES WHERE WE OPERATE MAY LEAD TO AN INCREASE IN REGULATION OR ADVERSE REPUTATIONAL IMPACTS.
In many countries where we operate there is increasing scrutiny of major multinational companies such as ours in relation to our operations and the products that we manufacture and market. There are a diverse range of issues and trends that may be manifested through this including: the role of foreign owned companies; employment issues relating to outsourcing and off-shoring and other labour practices; the role of corporations in relation to environmental issues such as climate change; the marketing of products that are considered high in fat and sugar in the context of growing concerns relating to obesity and ethical and sustainable raw material sourcing policies. These trends may be a risk through the actions of government, the media or non-governmental organisations, such as lobby and pressure groups, who may influence the regulatory and consumer environment against which we operate with reputational and financial impacts.
RISKS INHERENT IN THE ACQUISITION OF BUSINESSES AND PRODUCTS MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS OR FINANCIAL RESULTS.
From time to time, the Group makes acquisitions of businesses and products. There can be no assurance that the Group has anticipated all problems, or that all losses associated with the recently acquired business may come to light prior to the expiration of any warranty and indemnity protections. Any failure in the Group’s due diligence of the operating and financial condition of these acquired businesses, or of their integration into the Group’s operations, could have an adverse impact on the Group’s businesses or the Group as a whole.
WE CAN OFFER NO ASSURANCES REGARDING THE ULTIMATE EFFECT OF THE IMPLEMENTATION OF THE SEPARATION OF OUR AMERICAS BEVERAGES BUSINESS.
On March 15, 2007, we announced our intention to separate our confectionery and Americas Beverages businesses, and we are evaluating the options for separation. Structuring and effecting this separation will require significant attention from management, who may as a result be diverted from other strategic actions, and will be subject to all the risks inherent in a significant divestiture. We can offer no assurance as to the ultimate effect this intention to separate will have on our share price.

ITEM 4: INFORMATION ON THE COMPANY
The legal and commercial name of the Company is Cadbury Schweppes Public Limited Company. The Company was incorporated on May 6, 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London, England W1J 6HB, (telephone +44 20 7409 1313). The legislation under which the Company operates is the Companies Act 1985, as amended (the “Companies Act”).
Our Business
Introduction
Our principal businesses are confectionery and non-alcoholic beverages. We have the largest share of the global confectionery market with broad participation across its three categories of chocolate, gum and candy and by geography. In beverages, we have strong regional presences in North America and Australia.
On March 15, 2007, we announced our intention to separate our confectionery and Americas Beverages businesses, and we are evaluating the options for separation.
Origins and portfolio development
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc. Many of our key brands are long established, having been launched in the late 19th and early 20th centuries, most notably Cadbury Dairy Milk, Dr Pepper and Halls.
Confectionery brands

Brand	Product	Date Launched

Cadbury	Cocoa powder	1824
Bassett’s	Candy	1842
Maynards	Candy	1880
Halls Cough Tablets	Cough drop	1893
Dentyne	Gum	1899
Cadbury Dairy Milk	Milk chocolate bar	1905
Chiclets	Sugar-coated gum	1914
Clorets	Breath freshener	1951
Stimorol	Gum	1956
Trident	Sugar-free gum	1962
Bubblicious	Bubble gum	1977
Sour Patch Kids	Candy	1985

Beverages brands

Brand	Product	Date launched

Schweppes	Carbonated water	1783
Mott’s	Apple juice	1842
Schweppes Tonic Water	Quinine-based carbonated drink	1870
Dr Pepper	Carbonated soft drink	1885
7 UP	Carbonated soft drink	1929
Hawaiian Punch	Non-carbonated soft drink	1937
Clamato	Tomato-based drink	1969
Snapple	Non-carbonated soft drink	1972

Over the last 25 years we have significantly changed our geographic and product participation within the confectionery and beverages markets, mainly through a programme of acquisitions and disposals.
We have extended and strengthened our position in certain markets and categories where we believed we could generate faster growth at higher margins, and exited other markets and categories where we felt we had no sustainable competitive advantage and where a sale created value for our shareowners.

The most significant strategic moves over this period have been:
>1986	and 1987 – sale of the food and beverage and health & household divisions

>1995	– purchase of Dr Pepper/Seven Up, a carbonated soft drinks business mainly in the US

>1997	– sale of Coca-Cola & Schweppes Beverages, a soft drink bottling operation, in the UK

>1999	– sale of beverage brands in approximately 160 markets around the world

>2000	– purchase of Snapple, a non-carbonated premium beverages business mainly in the US

>2003	– purchase of the Adams confectionery business, a gum and medicated candy business with strong positions in North, Central and South America

>2006	– sale of Europe Beverages

>2006	– purchase of remaining 55% stake in Dr Pepper/Seven Up Bottling Group

>2007	– announcement of intention to separate our confectionery and Americas Beverages businesses
Following the sale of Europe Beverages which completed on 2 February 2006, and pending the separation of our Americas Beverages business, we have four regional operating units: Americas Beverages; Americas Confectionery; Europe Middle East and Africa (EMEA), which sells confectionery; and Asia Pacific, selling both beverages and confectionery.
In 2006, we purchased a number of US bottling businesses to strengthen our route-to-market for our US beverages business as discussed on page 14. Our confectionery acquisitions in 2006 are discussed on page 12.
In October 2005, we announced that we intended to dispose of a number of small non-core businesses and brands with estimated proceeds of between £250 million and £300 million. We sold Holland House Cooking Wines in 2005, and Grandma’s Molasses in early 2006. The combined proceeds were £37 million. In April 2006, we sold Slush Puppie for £13 million, and in August 2006, we completed the sale of Bromor Foods, our South African beverages business for ZAR 1,160 billion (£109 million). We have also announced that we intend to sell the Monkhill and Allan Candy confectionery businesses, which are based in the UK and Canada respectively, and the Cottee’s Foods jams, marmalades and toppings business in Australia.
Confectionery
Our confectionery strategy is to be the biggest and best global confectionery company by significantly growing our market share through organic growth and acquisition, in our three categories of chocolate, gum and candy. We believe that our strong positions in confectionery markets, by geography and by category, provide us with a robust platform for future growth.
Our growth to date has been both organic and through acquisition, notably Wedel in Poland (1999), Hollywood in France (2000), Dandy in Scandinavia (2002) and Adams (2003). The Adams business is now fully integrated and has exceeded our expectations. The returns from Adams exceeded its cost of capital in 2005, one year ahead of our target schedule.
In 2005, as in 2004, we had the number one share of the global confectionery market (source: Euromonitor 2005), and extended our share lead. We have the largest share of the global confectionery market at 9.9%, an increase of 20 basis points over the previous year (source: Euromonitor 2005). This compares with a market share of 5.2% in 2001 (source: Euromonitor 2005).
We have strong positions in many of the world’s important confectionery markets. We have number one or two market shares in 22 of the top 50 (see table below), and strong positions in all of our geographic regions. We continued to strengthen our confectionery business in 2006, both through investment behind organic growth and through acquisitions.

We made acquisitions in three developing markets in 2006. In June 2006, we acquired Dan Products, South Africa’s leading chewing gum business. In April 2006, we purchased a further 30% stake in Kent, our Turkish confectionery business, taking our stake to 95%. In February 2006, we increased our shareholding in Cadbury Nigeria to 50.02% (see table below).
Number of No. 1 or No. 2 positions in the Top 50 confectionery markets by geography

	Cadbury Schweppes	Nestlé	Kraft	Mars	Wrigley	Ferrero	Hershey
No. 1 position	15	4	4	2	5	1	1
No. 2 position	7	10	5	5	2	4	1
Total confectionery	22	14	9	7	7	5	2

Source: Euromonitor 2005
Main confectionery acquisitions and disposals 1999-2006

Acquired/Disposed;
Date	Company	Country	percent holding	Consideration	Description/Comments

Feb-99	Wedel	Poland	Acquired 100%	£49 million	The number one chocolate brand in Poland at the time of acquisition

Aug-00	Hollywood	France	Acquired 100%	Not disclosed	The number one gum business in France

Feb-02	Cadbury India	India	Share increased from 49% to 94%	£111 million	Buy-out of the minority shares. By the end of 2006, our shareholding had reached 97.4%

May-02	Kent	Turkey	Acquired 65%	US$95 million	Turkey’s leading candy company

Sept-02	Dandy	Denmark	Acquired 100%	£222 million	Fourth largest gum company world-wide at the time of acquisition with key markets in Scandinavia, Switzerland and Russia

Mar-03	Adams	US	Acquired 100%	US$4.2 billion	Second largest gum business worldwide

Sept-04	Moirs	South Africa	Disposed 100%	ZAR152 million	South African foods division

May-05	Green & Black’s	UK	Share increased from 5% to 100%	Not disclosed	Leading UK producer of luxury organic chocolate

Feb-06	Cadbury Nigeria	Nigeria	Share increased from 46% to 50.02%	£20 million	Nigeria’s leading candy and food beverages company

Apr-06	Kent	Turkey	Share increased from 65% to 95%	£54 million	Turkey’s leading candy company

Jun-06	Dan Products	Botswana	Acquired 100%	£33 million	South Africa’s leading chewing gum business

Our confectionery revenue is generated from products spanning the full range of the market: chocolate, gum and candy. The table below shows our leading market share in the global confectionery market (US dollar share), and our shares in each of these three categories.
Market share in the global confectionery market (US$ share)

	Global
	confectionery
	market	Chocolate	Gum	Candy

Cadbury Schweppes	9.9%	7.5%	25.7%	7.2%

Mars	9.0%	14.8%	–	3.0%
Nestlé	7.8%	12.6%	0.1%	3.2%
Wrigley	5.8%	–	35.9%	2.7%
Hershey	5.5%	8.2%	1.1%	2.7%
Ferrero	4.4%	7.3%	–	1.5%
Kraft	4.3%	7.7%	0.1%	0.4%

Source: Euromonitor 2005
The table below shows the change in percentage contributions to our confectionery revenue on both a product and a geographic basis between 1997 and 2006. In 1997, around 70% of our confectionery revenue was generated by chocolate. In 2006, chocolate accounted for around 45% of our confectionery revenue, gum 30% and candy 25%.
In 1997, nearly 90% of our confectionery revenues were generated in EMEA and Asia Pacific, particularly in the UK and Australia. In 2006 EMEA accounted for around a half and the Americas around 30%, as compared with just over 10% in 1997. In 2006, around one-third of our confectionery revenue was generated in emerging markets, spread across Latin America, Africa, Asia-Pacific and Eastern Europe/Russia.
Revenue contribution by product
We have 64 (2005: 67) confectionery manufacturing facilities. Further details of these facilities are provided on page 25. Our main confectionery brands are Cadbury, Bassett’s, Dentyne, Halls, Hollywood, Stimorol, Dirol, Trebor, Trident and Wedel. Our brands have regional or local strengths, with the exception of Halls, which is sold in every one of our regions. Details of our main confectionery brands by region can be found on pages 18 to 20.

Revenue contribution by region
Beverages
Our beverages business is now concentrated in two regions, North America and Australia, where we have strong brands and effective routes to market. As noted above, on March 15, 2007, we announced our intention to separate our confectionery and Americas Beverages businesses, and we are evaluating the options for separation.
During 2006, we sold our beverage businesses in Europe, Syria and South Africa, markets where we did not have sustainable competitive advantage. We also sold a number of non-core beverage brands in the US. The total consideration from these beverage disposals was £1.4 billion. In the Americas we operate in the US, Mexico and Canada, three of the world’s 10 largest beverage markets. The business operates entirely within the North America Free Trade Agreement (NAFTA) region and generates high returns and cash flow. We increased the scale of our operations and expanded our brand portfolio, particularly in the non-carbonated sector of the beverages market, through the acquisition of Snapple in the US (2000), the Orangina brand globally (2001), and Squirt in Mexico (2002). Following the sale of Europe Beverages, we sell the Orangina brand under licence in the US and licence our US non-carbonated brands in Europe.
In the Americas, the combination of our three North American businesses – Dr Pepper/Seven Up, Mott’s and Snapple – into a single cohesive unit during 2003 and 2004 enabled us to leverage our powerful soft drinks brand portfolio, in both flavoured carbonates (including Dr Pepper, 7 UP, Sunkist and A&W), and in non-carbonates (including Snapple and Mott’s). Having increased our share of the US carbonated soft drinks market in 2005 by 40 basis points to 17.0%, we grew our share further in 2006 to 17.6%. Together, our US beverages and confectionery businesses make us the 10th largest food supplier to the US grocery trade. Similarly in Australia, our combined confectionery and full system beverages businesses make us the third largest supplier of food products to the grocery trade.
In 2006, we significantly strengthened the route to market for our US beverages businesses by the acquisition of the 55% we did not already own of Dr Pepper/Seven Up Bottling Group and two other bottling companies as discussed above.

Main beverages acquisitions and disposals 2000-2006

Acquired/Disposed;
Date	Company	Country	percent holding	Consideration	Description/Comments

Oct-00	Pepsi Lion Nathan	Australia	Acquired 100%	Not disclosed	Acquired the bottling and franchise rights to Pepsi’s brands in Australia

Oct-00	Snapple	US	Acquired 100%	£1.2 billion	Leading US premium non-carbonated beverages business. Main brands were Snapple, RC Cola and Mistic

Jul-01	La Casera	Spain	Acquired 100%	£65 million	Spain’s third largest soft drinks producer

Oct-01	Orangina	France	Acquired 100%	£445 million	Soft drink brands in Continental Europe, North America and Australia

Feb-02	Squirt	Mexico	Acquired 100%	Not disclosed	Acquisition of the Squirt brand in Mexico. We already owned the Squirt brand in the US

Nov-02	Apollinaris & Schweppes	Germany	Share increased from 28% to 100%	£115 million	Buy-out of the remaining 72% interest in our German associate

Feb-06	Europe Beverages	France, Spain and Germany	Disposed 100%	€1.85 billion (£1.26 billion)	Sale of our remaining Europe Beverages businesses

May-06	Dr Pepper/Seven Up Bottling Group	US	Share increased from 45% to 100%	US$353 million (£201 million)	Acquisition of the largest independent bottler in the US; in addition, £343 million of Dr Pepper/Seven Up Bottling Group debt assumed

June-06	All American Bottling Company	US	Acquired 100%	£32 million	Acquisition of US independent bottler

Aug-06	Bromor Foods (Pty) Limited	South Africa	Disposed 100%	£109 million	Sale of our South African beverages business

Aug-06	Seven-Up Bottling Company of San Francisco	US	Acquired 100%	£26 million	Acquisition of US independent bottler

Organisation structure and management
Regions and functions
We are organised into four regional operating units and six global functions. Each region focuses on commercial operations in its geographical and product area, and also maintains teams from each of the six functions. The four regions are: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; and Asia Pacific. We are currently evaluating options for the separation of our Americas Beverages business.
The functions are Global Supply Chain, Global Commercial, Science and Technology, Human Resources, Finance and Information Technology, and Legal and Secretariat. Responsibility for company secretarial matters has been separated from the legal function. Each function has a small central team based at Group Headquarters and regional presences coordinated by the central team.
This structure enables us to focus on delivering our commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.
A description of the regions begins on page 17 and of the functions on page 20.

Board of Directors and Chief Executive’s Committee
The Board is responsible for our overall management and performance, and the approval of our long-term objectives and commercial strategy.
The Chief Executive’s Committee (CEC), which includes the leader of each region and function, reports to the Board and is responsible for the day-to-day management of our operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of our growth, efficiency and capability programmes.
The CEC develops global commercial strategy and addresses supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the Group’s sources and uses of funds, cash position and capital structure, and reviews the structure and policy of Group borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.
Changes to the composition of the Board and CEC
In 2006 and early 2007 there were a number of changes to the senior management of the Group. Changes were as follows:
Tamara Minick-Scokalo joined the CEC as President Global Commercial on 2 January 2007 replacing Nick Fell who left the Group in May 2006. Tamara was previously Senior-Vice President Europe at Elizabeth Arden Inc. and prior to this she was European Manager for Gallo Wines. Her commercial skills were developed at Procter & Gamble where she held a variety of roles over a career spanning 19 years.
Mark Reckitt was appointed to the CEC as Group Strategy Director on 2 January 2007. Mark has been Group Strategy Director since 2004 and in 2005 also became responsible for Mergers & Acquisitions. Mark has held a variety of roles in the Group since joining us in 1989.
Regions
The following charts show the relative size of the Group’s regions. Market share information, except where otherwise indicated, is sourced from the latest available information from IRI or Nielsen for 2006.
Revenue by region
Profit from operations1
(1) Excludes Central

Americas Beverages

		% of Group			% of Group
	2006	Total[2]		2006	Total[2]

Revenue	£2,566m	35%	No of employees[3]	18,372	26%
Profit from operations	£562m	51%	Operating assets	£566m	27%
Underlying profit from operations[1]	£584m	47%	No of production assets	24
Operating margin	21.9%
Underlying operating margin	22.8%

Main markets:	US, Canada, Mexico
Main brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes, Nantucket Nectars

[1]	For an explanation of Underlying profit from operations and a reconciliation to profit from operations see pages F-7 and F-20.

[2]	Percentage share excludes Central.

[3]	No. of employees has been calculated assuming CSBG was owned for the full year.
The Americas Beverages region comprises operations in the US, Canada and Mexico. The principal products of the business are carbonated and non-carbonated soft drinks.
As noted above, we are currently evaluating options for the separation of our Americas Beverages business.
In carbonated soft drinks, Americas Beverages participates mainly in the flavours (non-cola) segment, where we own the number one or number two brands in most categories in which we compete. Americas Beverages has a 17.6% share of the US carbonated soft drinks market, the world’s largest. Its main carbonated soft drinks brands are Dr Pepper, which has a 7.5% share of the US market – and 7 UP. We own 7 UP in the United States and Puerto Rico only. Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. Diet drinks account for approximately 25% of our carbonated soft drinks volume. In non-carbonated drinks, Americas Beverages competes in ready-to-drink teas, juice and juice drinks. Our non-carbonated beverage brands include Snapple, Hawaiian Punch, Mott’s and Clamato. Through the acquisition of Dr Pepper/Seven Up Bottling Group, we acquired the Deja Blue water brand, and the distribution rights in certain territories for other brands including Glaceau vitamin enhanced waters, Monster energy drink and Fiji Mineral Water.
Our beverage products are distributed through a number of different routes to market. In North America, our carbonated soft drinks brands are manufactured and distributed through company-owned and third-party bottling and canning operations.
The third-party bottlers source beverage concentrate from Americas Beverages, which operates as a licensor. With the acquisition of Dr Pepper/ Seven Up Bottling Group and other US bottlers in 2006 to form Cadbury Schweppes Bottling Group (CSBG), we increased the proportion of our beverage brands manufactured and distributed through Cadbury Schweppes owned bottlers from under 20% to around 40%, and our carbonated soft drinks brands from under 5% to around one-third. Approximately 70% of Dr Pepper volumes are distributed by companies in which our competitors have a significant stake and the remainder primarily through CSBG. CSBG distributes about 45% of our other carbonated soft drinks brands and around 80% of our non-carbonated soft drinks brands. The processes and operations of the independently-owned bottlers are monitored to ensure high product standards. We also provide marketing, technical and manufacturing support.
In Mexico – the world’s second largest carbonated soft drinks market – we are the third largest beverages company, with 6% of the Mexican carbonated soft drinks market and a 17% share of the non-cola market. Our main carbonated brands in Mexico are Peñafiel, Squirt, Crush and Canada Dry. Peñafiel is the leading brand in the mineral water sector, with a 37% market share.
We manufacture and sell our products both through company-owned bottling operations and third party bottlers. Around 20% of our volume in Mexico is manufactured and distributed by third party bottlers. The balance, including the majority of our brands, is manufactured by company-owned bottling operations.

Americas Confectionery

		% of Group			% of Group
	2006	Total[2]		2006	Total[2]

Revenue	£1,330m	18%	No. of employees	14,568	21%
Profit from operations	£181m	17%	Operating assets	£325m	16%
Underlying profit from operations[1]	£207m	17%	No. of production assets	10
Operating margin	13.6%
Underlying operating margin	15.6%

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia

Main brands:	Trident, Halls, Dentyne, Bubbas, Clorets, Chiclets, Cadbury, Swedish Fish, Sour Patch Kids, Beldent, Bazooka, Mantecol, Stride

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages F-7 and F-20.

[2]	Percentage share excludes Central.
Americas Confectionery operates businesses in all the region’s major countries, including the US, Canada, Mexico, Brazil, Argentina and Colombia. Approximately 55% of sales are in the US and Canada, with the remainder in Mexico and Latin America.
In the US, the world’s largest confectionery market, we have the second largest market share in gum at 32%, mainly through the Trident and Dentyne brands, and the leading share at 53% in cough/cold confectionery through Halls. In 2006, we launched a new gum brand in the US, Stride, which now has a 2.9% share of the US gum market. We are also the largest confectionery company in Canada, the world’s 11th largest confectionery market, with an overall 24% market share and leading market positions in gum, candy and cough confectionery, and a top three position in chocolate. Five brands, Trident, Dentyne, Cadbury Dairy Milk, Caramilk and Mr. Big, account for around 50% of our sales in Canada.
In Latin America, we have the leading overall confectionery market share at 17%, (Source: Euromonitor 2005), more than double that of our nearest competitor. We have a 63% share (Source: Euromonitor 2005) of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. We also have the leading share of the fragmented candy confectionery market at 8% (Source: Euromonitor 2005). We have a broad-reaching distribution infrastructure in Latin America which enables us to supply a highly fragmented customer base of small shops and kiosks. In Mexico, we have a 78% share of the gum market and 85% of the candy market. Other brands sold in the Americas include Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol. We have manufacturing facilities in Canada, the US, Mexico, Argentina, Brazil and Colombia.

Europe, Middle East and Africa (EMEA)

		% of Group			% of Group
	2006	Total[2]		2006	Total[2]

Revenue	£2,318m	31%	No. of employees	23,457	34%
Profit from operations	£205m	19%	Operating assets	£828m	40%
Underlying profit from operations[1]	£276m	23%	No. of production assets	35
Operating margin	8.9%
Underlying operating margin	11.9%

Main markets:	UK, France, Poland, Spain, Russia, Turkey, Greece, Egypt, South Africa, Nigeria, Scandinavia

Main brands:	Cadbury, Hollywood, Halls, Wedel, Bassett’s, Trident, Dirol, Stimorol, Kent, Poulain, Trebor, Maynards, Green & Black’s, Bim Bim, Chiclets, TomTom, Bournvita

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages F-7 and F-20.

[2]	Percentage share excludes Central.
The EMEA region includes all of our confectionery businesses in Europe (including Russia), Africa and the Middle East.
The UK is our largest confectionery market in EMEA. We have a leading 31% share in the UK, the world’s second largest confectionery market. We sell chocolate and candy products, under brand names including Cadbury, Trebor, Bassett’s, Maynards, Green & Black’s and Halls. In January 2007, we launched Trident gum in the UK.
In Continental Europe, where our main markets are France, Iberia and Poland, we primarily sell gum and candy. France is our largest operating unit and we have the leading position in the French confectionery market – the world’s sixth largest – with a 16% share. We have a 48% share of the French gum market, principally under the Hollywood brand. We also sell candy under the La Pie Qui Chante and Carambar brands, and chocolate, mainly under the Poulain brand. We sell gum under the Trident brand in Spain, Portugal and Greece and Stimorol and V6 in Denmark, Belgium and Sweden. Our candy brands include Halls in Spain and Greece. We sell chocolate under the Wedel and Cadbury brands in Poland, where we have a 15% market share, and also operate in the Netherlands and Switzerland.
Outside Continental Europe, our main businesses in the EMEA region are Russia, Turkey, Egypt, South Africa and Nigeria. In Russia, we have a 27% share of the gum market through the Dirol brand, and we also sell medicated candy under the Halls brand and chocolate under the Cadbury brand. We have the leading share of Turkey’s candy market at 59%, with brands including Kent, Missbon, Olips and Jelibon, and a top three position in gum. We also sell chocolate under the Grand Chocolates and Bonibon brands.
In Africa and the Middle East, our main confectionery operations are in Egypt, South Africa, and Nigeria where we have number one market shares. We are the leading confectionery company in Africa. On 20 February 2006, we announced that we had increased our shareholding in Cadbury Nigeria to 50.02%.
In South Africa we are the number one confectionery company with a share of 35% (Source: Euromonitor 2005). We sell confectionery products under the Cadbury and Halls brands and have a 41% chocolate share. Following the acquisition of the Dan Products business in June 2006, we have a leading share of the South African gum market at 60%. Our Nigerian business sells candy, food beverages and bubble gum. Its lead brands include Tom Tom, the biggest selling candy in Africa, Bournvita, and Bubba bubble gum. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 41% share of the confectionery market. We also operate in Morocco, Lebanon, Ghana and Kenya.

Asia Pacific

		% of Group			% of Group
	2006	Total[2]		2006	Total[2]

Revenue	£1,205m	16%	No. of employees	13,354	19%
Profit from operations	£142m	13%	Operating assets	£354m	17%
Underlying profit from operations[1]	£165m	13%	No. of production assets	25
Operating margin	11.8%
Underlying operating margin	13.7%

Main markets:	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore

Main confectionery brands:	Cadbury, Halls, Trident, Clorets, Bournvita
Main beverage and food brands:	Schweppes, Cottee’s (Australia only)

[1]	For an explanation of Underlying profit from operations and a reconciliation to operating profit see pages F-7 and F-20.

[2]	Percentage share excludes Central.
The Asia Pacific region comprises our confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and Schweppes Cottee’s, an Australian beverages and foods business. In 2006, we also entered the Vietnamese market through a third-party distribution agreement.
Australia and New Zealand are our largest markets in the region. Australia is the 12th largest confectionery market in the world. We are the leading company in the Australian confectionery market, and have the number one position in chocolate with a 53% market share, and a strong presence in candy. Our main chocolate brand in Australia is Cadbury. Our Australian beverages business’s products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a licence to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. In Australia, we both manufacture, distribute and market our own products and manufacture concentrate and bottle product for other manufacturers. In New Zealand, our brands include Cadbury and Moro, and we have a number one position in the confectionery market with a 46% share.
Other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 72% market share, and also sells candy under the Eclairs and Halls brands and food beverages under the Bournvita brand. Our Japanese business sells mainly gum under the Recaldent and Clorets brands, and has a number two position in gum with a 18% market share.
We also have leading market shares in Thailand in gum and candy at 62% and 32% respectively. In Malaysia, we have a number one market share in chocolate at 26%, and in gum, through the Dentyne brand, we have a 17% share.
We have manufacturing facilities in Australia, New Zealand, India, Japan, Malaysia, Pakistan, Thailand, China and Singapore.
Functions
Global Supply Chain
The role of Global Supply Chain is to ensure the reliable supply of product to satisfy our customers’ expectations whether manufactured by us or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services. The function is responsible for managing the fixed assets of nearly 100 manufacturing facilities and over 250 warehouses.
Supply Chain is structured to enable shared accountability at the regional level for results and strategy execution day-to-day, while ensuring that cross-regional and step-change supply opportunities are pursued at the functional level. The function is led centrally by the President, Global Supply Chain, supported by the four regional heads of supply chain. Key functional activities are managed centrally and operate on a global basis. They are focused on Technology and Manufacturing Development; Logistics and Customer Operations; Quality, Environment, Health and Safety; Procurement and Ethical Sourcing.
In 2006, a new strategy was developed which focuses on Fuel for Growth, Customer Focus for Growth, and Fit for Growth. We completed investments in new plants in Ireland, Thailand and India, and started building a new plant in Poland for gum. We invested in increased capacity for new gum packaging innovations, and centre-filled pellet gum in preparation for the UK launch in January 2007. Following the change to global categories, we realigned the Global Supply Chain organisation to support them, and started to develop category Global Supply Chain strategies.

We initiated a full review of policies, standards and procedures following a product recall in the UK in 2006, and from this we have developed a Quality and Food Safety Improvement programme. This programme follows the model of the successful Safety Improvement programme which in 2006 resulted in a 50% reduction in Lost Time Accidents across the Group.
The focus areas for 2007 build on those started in 2006, especially relating to global supply chain strategy, and supply strategy for developing regions, particularly Africa and India. Margin is a key focus for improvement through reductions in non-production spend and through low-cost country sourcing, initiatives in procurement, and through continued optimisation and improvement of asset productivity. We will step up our focus on the reduction of complexity in our product portfolios and supply chains, and on making sustained progress in working capital reduction.
We have also launched a programme to increase our focus on customers through better product availability, and further development of sales and operations planning.
Finally, through a continued focus on both safety improvement and quality improvement we will create a zero accident mindset and reinforce confidence in our standards and processes.
Global Commercial
The role of Global Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Global Commercial defines category and portfolio strategy; ensures we have best-in-class commercial capabilities; partners with other functions such as Science and Technology and Supply Chain in creating innovation; and co-ordinates brand management, consumer insights, and our strategy for our global customers.
In 2006, we reorganised the function to focus on four global categories of chocolate, gum, candy and beverages. This will enable us to develop consistent, scalable and repeatable strategies for each category to be implemented in multiple markets. We expect that this, in turn, will allow us to co-ordinate, increase the size of, and accelerate the roll-out of our innovation projects, and consequently improve both our efficiency and our execution in the marketplace.
Each global category is led by a Global Category Director who reports to the President, Global Commercial. The Global Category Directors develop overall strategy for their categories with input from the regions and business units. They co-ordinate with regional category directors within each region, and category functional partners in other functions such as Science and Technology, Supply Chain and Finance. The global categories are also supported by innovation, market research and strategy managers.
In 2006, we completed the training element of our commercial capability programme and now have over 2,000 colleagues trained across the Group. The Global Gum Category team ensured the continued roll-out of centre filled gum with launches now in 13 markets and initiated the co-ordinated launch of bottle gum in nine countries starting with France.
Other Global Commercial initiatives included the establishment of world-wide co-ordination for our major global customers which was a key element in achieving higher rates of growth with these customers; as a result, a number of them awarded us preferred status on a global basis. We also established a global centre of excellence to manage our duty free channel and delivered strong growth in sales, profit and market share in this fast growing segment of the market.
Science and Technology
Science and Technology leads our technical innovation programme. This function sets and communicates our global technical priorities, establishes and co-ordinates our science agenda, and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin our innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of our food policy and together with Group Legal, creates a strategy for our intellectual property assets.
The function is led by a Chief Science and Technology Officer, supported by Science and Technology heads in each region and heads of the Global Science Centre, of Scientific Affairs, and of Process Technology. The teams in each of our business regions have primary responsibility for developing and executing the innovation programmes. This includes prioritising and resourcing all regionally-driven product packaging and process development activities.
We use our own Science and Technology facilities as well as those of suppliers, and have a growing number of external collaborations with university, consultant and industrial partners. Our major Science and Technology facilities are at Reading, UK; Hanover Park, New Jersey, US; and Trumbull, Connecticut, US. The Reading facility provides science and technology support to the Group both globally and to the EMEA region and also supplies third parties. Hanover Park serves Americas Confectionery. Trumbull serves the Americas Beverages region. We also have several other facilities around the world which support local business units, such as those at Bournville, UK; in South Africa; in Paris, France; in Melbourne, Australia; and in India and Singapore.
In 2006, we continued to invest in our Science and Technology capabilities globally, expanding our headcount to over 800, and making new investments such as the Global Gum Centre in the US. Our enhanced technical skills and resources are now aligned behind our new global category structure. In 2006, we also strengthened our knowledge management processes and systems and formed a joint venture with the National University of Singapore to give us access to external expertise in this area.
A key technology focus area for Science and Technology in 2006 was on the application of new sweetener and flavour technologies in new products such as Stride gum, 7 UP beverages and centre-filled gum. We also strengthened our capabilities in nutrition, by appointing a Global Head of Nutrition, and formed an independent Corporate Nutrition Advisory Board, which comprises external scientific experts, and provides insight and advice on nutrition and health.
In 2007, we will continue to invest in technical capabilities, facilities and talent, and broaden our scientific collaborations with third parties. Our focus will be on continuing to expand our technology platforms, especially in areas such as flavour/taste and ingredient systems.

Human Resources
The role of our Human Resources (HR) function is to improve our performance by enhancing the effectiveness of our day-to-day working practices, the capabilities of our people and the quality of their output. It is also responsible for ensuring that the working environment at Cadbury Schweppes reflects our core purpose and values, and enhances our culture. HR supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.
The HR leadership team combines regional HR generalists and central world-wide functional experts. The team leads the development of best practice, the co-ordination and ownership of global processes and the strategy for service delivery. The central team includes heads of specific areas such as remuneration and benefits, organisational effectiveness, resourcing and talent development. The regional HR directors are responsible for employee and organisational strategies for their region, and for managing resources to deliver maximum benefit. All the HR processes are supported by a set of minimum standards which are binding on all regions and business units.
Corporate Communication and External Affairs also report to the Chief Human Resources Officer. The purpose of these two departments is to protect, promote our reputation and facilitate opportunities for being values-led, consumer-informed and commercially astute. Organised on the same principle of regional generalist leaders and central specialist experts, the departments have global accountability for internal communication and change management communication; for driving the Corporate and Social Responsibility strategy within the business; for public relations (including corporate, financial and brand public relations); issue and incident management and communication; our corporate websites; and UK, European Union and US public affairs.
During 2007, we will focus on simplifying and making our global performance management systems more robust and effective and on the roll-out of our Passion for People programme.
Finance
The role of Finance is focused on a strong business partnership with the commercial operators in the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting our annual contracts (or budgets), for developing our longer-term strategy and for managing acquisitions and disposals. It seeks to act as a business partner and commercial adviser to the regions and other functions in achieving our goals and priorities. It is also responsible for managing our financial communications and relationship with the investment community.
The Finance function is led by the Chief Financial Officer. It comprises a central team, and units in each of the regions and business units. The central team comprises a number of specialist groups which manage their respective areas on a Group-wide basis, including financial control, financial planning and analysis, tax, treasury, strategy (including mergers and acquisitions), risk management, investor relations and IT.
Key recent priorities have included the implementation of new regulations and accounting standards, compliance with Sarbanes-Oxley legislation, major upgrades to our information systems, and the development of more rigorous capital allocation decision rules.
In 2004 and 2005, we continued to strengthen our finance processes, systems and reporting metrics. We installed major new information systems in many of our major business units including Americas Beverages, Cadbury Trebor Bassett and in our confectionery businesses throughout the Americas region. In addition, we embedded new working capital and budgeting performance indicators into our management reporting.
In mid-2004, we created a shared business service environment in Dallas (the regional head office of Americas Beverages) to provide back-office services for our beverages and confectionery operations across North America. In 2005, this improved the effectiveness of processes and reduced back-office costs. In 2006, we started the process of transitioning the provision of financial transactions and processes for our entire organisation to a third party service provider in India to deliver further cash savings and greater efficiencies.
We also remain focused on the use of capital within Cadbury Schweppes, ensuring the prioritisation of our capital resources as well as the freeing up of underperforming capital. This can be seen in our management of working capital over the last three years and our active programme to dispose of non-core businesses, brands and surplus properties.
Following the appointment of a new Chief Information Officer, we have significantly reorganised the IT function. IT is now a global organisation, and has been changed from a geographically-led to a functionally-led structure.
In 2007, Finance’s emphasis will remain on its role in providing strong business partnership to drive the delivery of the Group’s new financial scorecard. This will be supported by a financial training programme designed to underpin our supply chain capabilities programme. We will continue to embed Sarbanes-Oxley compliant processes in our 2006 acquisitions of Cadbury Nigeria and Cadbury Schweppes Bottling Group.

Legal and Secretariat
Legal and Secretariat work with and support the regions and other functions by taking responsibility for a broad range of legal activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; intellectual property; mergers and acquisitions; litigation management; general contract work and incident management.
In each region, a team headed by a regional general counsel works as a proactive business partner to achieve our commercial objectives in a legal and ethical way. The general counsels report both to the regional managing director or president and to our Chief Legal Officer, who has a small central team to provide support on general corporate matters. These teams work closely with the businesses, structuring, drafting and negotiating contracts with suppliers and customers, and advising management on matters such as food law, competition law, health and safety, and environmental issues. In the event of litigation, our legal teams work both to bring it to a satisfactory conclusion and, with management, on compliance activities designed to minimise the risk of further legal actions being brought against us.
We have a dedicated Group Secretary who, together with a centralised Group Secretariat department, is responsible for ensuring that each of our companies complies with all relevant corporate governance legislation and regulation. The department also supports the Board and Committees of Cadbury Schweppes plc, manages the relationship with our share registrar and ADR depository, and ensures compliance with UK and US requirements related to the listing of the Company’s shares on the London and New York Stock Exchanges.
The Intellectual Property department is part of the Legal function. As described above, it works with the Science and Technology function to manage our intellectual property portfolio, including defending our rights against threats or infringements.
We own a large number of registered and unregistered trade marks, copyrights, patents, designs and domain names throughout the world, along with substantial know-how, trade secrets and technology relating to our products and the processes for their production, packaging and marketing. We also possess many licences of these items where needed by the business. £3.3 billion has been included in the Group’s balance sheet at 31 December 2006 to reflect the cost of intellectual property acquired since 1985. For further information on our policy regarding the amortisation of the cost of brands see Note 1(o) to the financial statements on page F-16.
Senior management in the Legal and Secretariat function communicate on a regular basis to ensure a consistent and proactive approach to legal matters and to further enhance the support offered to the business. When necessary, external legal support and advice is provided by leading law firms. In 2006 key legal achievements included: preparing for the launch of Trident gum in the UK and supporting the construction of a new gum factory in Poland; increasing protection of our patents, including by the successful validation and enforcement of the Recaldent patent technology in Australia, and strengthening resources in developing markets in the Asia Pacific region; and in the Americas, supporting the launch of our new gum brand Stride in the US. Legal also worked with the business to strengthen the route to market for Americas Beverages, including by the acquisition of
Dr Pepper/Seven Up Bottling Group and other independent bottlers and enhancing our governance capabilities through the creation of a regional corporate governance initiative in Americas Beverages.

Production assets
As of December 31, 2006 the Group had a total of 94 manufacturing plants and bottling facilities, of which 35 were located in Europe, Middle East and Africa; 10 in Americas Confectionery; 24 in Americas Beverages; and 25 in Asia Pacific. Of these, 63 are engaged in the manufacture of confectionery products and 31 are engaged in the manufacture and bottling of beverage products. There are no encumbrances or environmental issues that we expect will materially affect our utilisation of our properties.

	Confectionery	Beverages	Total

Americas Beverages	–	24	24
Americas Confectionery	10	–	10
EMEA	35	–	35
Asia Pacific	18	7	25

Total	63	31	94

The Company owns all of the above facilities, except for three facilities in Europe, Middle East and Africa, one in Americas Confectionery, two in Asia Pacific and six in Americas Beverages, all of which are leased.
All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. We have a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.
The table on page 25 details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100%.

Material properties

			Production capacity
Location	Principal products	Area in '000 sq ft	in '000 tonnes
Aspers, PA., US	Beverages	620	737*
Bertrand, Canada	Candy and Gum	183	32
Bournville, UK (part leasehold)	Chocolate	1,766	140
Cali, Colombia	Candy and Gum	178	72
Chirk, UK	Confectionery feedstocks	261	53
Claremont, Australia	Chocolate	616	64
Dunedin, New Zealand	Candy	232	30
Kent, Turkey	Gum	820	64
Overland, MO., US	Beverages, Concentrates	199	161*
Puebla, Mexico	Gum	408	101
Ringwood, Australia	Chocolate	610	52
Rockford, ILL., US	Gum	536	75
Sheffield, UK	Candy	503	53
Somerdale, UK	Chocolate	933	91
Williamson, NY., US	Beverages	578	492*

*	In millions of litres
Capital Expenditure
See Item 5 “Operating and Financial Review and Prospects” for a description of our capital expenditure.
Competition
The confectionery and soft drinks industries are highly competitive. Our brands compete with those of many other multinational, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of products and seek to develop and enhance brand recognition by introducing new products and packaging, and extensive advertising and promotional programmes.
We are the world’s leading confectionery group by sales value (see table on page 13). Chocolate confectionery is primarily a branded market. Four groups account for around 43% of the world market, each with market share built on regional strengths. Our 7.5% chocolate share is built on strong positions in the UK, Ireland, Australia, New Zealand and India. The candy market is significantly more fragmented, with a greater presence of local and regional brands and private label products, but our 7.2% share makes us the global market leader. Gum is also a branded market. It is more global in nature with brands and products more consistent across geographies. Two groups account for approximately 62% of the global total: our number two position is built on strong market shares in the Americas, parts of Continental Europe, Japan, Thailand and South Africa.
The soft drinks industry includes a number of brand owners which act as licensors of branded products. We are the third largest carbonated soft drinks group in the US by sales volume (Source: Nielsen). In Australia, we are the second largest beverages company and the third largest supplier of edible products to the grocery trade.

Industry trends
Both the confectionery and beverages markets in which we operate are growing. The main drivers are population growth and increased consumer wealth (particularly in emerging markets), and product innovation (affecting both emerging and developing markets).
According to Euromonitor 2005 the global confectionery market grew in value by 5.0% in 2005 (2004: 3.9%). Within the overall confectionery market, chocolate grew at 5.5% in 2005 (2004: 4.1%), sugar by 3.3% (2004: 2.4%) and gum by 7.3% (2004: 6.5%). In gum, consumers are switching from sugared to sugar-free products. Approximately 70% of our gum is sugar-free.
Emerging markets are growing faster than developed markets. In 2006, Cadbury Schweppes’ emerging and developed confectionery markets businesses grew by an average of 11% pa and 3% pa respectively. Around one third of our confectionery sales are generated in emerging markets. Our key emerging markets are Mexico and Brazil in the Americas Confectionery region; Russia, Poland, Turkey, Egypt and South Africa in the EMEA region; and India and Thailand in the Asia Pacific region.

		Market growth
Value	Total market	2005 vs 2004

Chocolate	54.1%	5.5%
Sugar (sweets/candied)	32.2%	3.3%
– Medicated	3.0%	3.4%
Gum	13.7%	7.3%
– Sugar	2.7%	2.1%
– Sugar free and functional	9.1%	12.3%

Total confectionery	100%	5.0%

Source: Euromonitor 2005
Our main beverages market is the US. According to AC Nielsen, the US refreshment beverages market, which includes non-alcoholic carbonated and non-carbonated soft drinks, grew by 0.4% in volume and 5.3% in value in 2006. Carbonated soft drinks volumes have been flat or declining in recent years and fell by 4.1% in 2006. The decline has been attributed to a combination of above inflation pricing and consumers switching to non-carbonated products, primarily sports drinks and bottled water. Within the carbonated market, volumes of products sweetened with sugar (regular) declined 4.6% in 2005 while those sweetened with low calorie sweeteners (diet) declined by 2.7%. Cola volume declined by 6.2%, while other carbonates declined 1.7%. We have a strong portfolio of non-cola diet carbonated soft drinks in the US, including Diet Dr Pepper, Diet A&W, Diet Sunkist and Diet Rite. In 2006 diet carbonated soft drinks accounted for 23% of our US carbonated soft drinks revenues and grew by 1%. We have a small share of the US bottled water market primarily through our Deja Blue brand. In 2007, we are entering the US sports drink market with the launch of Accelerade. The non-carbonated soft drinks categories in which we participate grew by 2% in volume in 2006.

		Market growth
US volumes	Total market	2006 vs 2005

Carbonated soft drinks	50.8%	(4.1)%
– Regular	33.8%	(4.6)%
– Diet	17.0%	(2.7)%
Non-carbonated	45.4%	4.6%
– Water	22.8%	10.8%
– Isotonics/Energy	5.5%	17.8%
– 100% Juice	8.0%	(6.6)%
– Juice drinks	9.1%	(5.3)%
Other	3.8%	18.9%

Total beverages	100%	0.4%

Source: AC Nielsen (December 2006)

Seasonality
Many of our businesses are seasonal. Their seasonality is primarily influenced either by the weather, or by holidays and religious festivals. Within the Group, our businesses have different seasonal cycles throughout the year depending on their geographical location and the timing of holidays and festivals, which also may vary from year to year. For the Group as a whole, the second half of the year is typically the half with greater revenues and profits.
Consumers and customers
Our products are primarily impulse products and are sold to consumers through many different outlets, ranging from grocery stores to petrol station kiosks to fountain equipment at leisure, food and entertainment venues. In many markets, sales to the large multiple grocery trade account for less than 50% of sales. No single customer accounts for more than 10% of our revenue in any period presented. We have a variety of programmes in place to ensure that consumer insights are built into our commercial strategy. These include our Building Commercial Capabilities programme which is based on our consumer segmentation study of 38 key markets and which gives us an integrated sales and marketing process with a single commercial language and common tools and processes for developing commercial programmes.
Raw materials and suppliers
We use a wide range of raw materials in manufacturing our products, the main ones being cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products (including milk), gumbase and fruit and nuts.
We buy our raw materials from about 40,000 suppliers around the world. No single supplier accounts for more than 10% of our raw material purchases. We developed a Human Rights and Ethical Trading (HRET) policy in 2000 and have an ethical sourcing programme in place. Further details are provided on page 28.
We seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts wherever available. See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure About Market Risk”
We import cocoa beans from West Africa, primarily Ghana, and the Americas. West Africa accounts for over 60% of world production. We buy cocoa beans and cocoa butter from a range of suppliers, and try to minimise the effect of cocoa price movements and secure our future requirements by entering into forward and future contracts. See "Item 5. Operating and Financial Review and Prospects—quantitative and qualitative disclosure about Market risk"
We purchase most of our sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion is purchased at fluctuating world prices. We have not experienced difficulty in obtaining adequate supplies of sugar for our operations, and do not anticipate any future difficulties, given the many available sources.
Employees

Average employee headcount	2006	2005	2004

Americas Beverages	14,562	6,605	6,774
Americas Confectionery	14,568	14,175	14,002
EMEA	23,457	20,705	20,450
Asia Pacific	13,354	12,624	12,436
Central	761	769	662

Continuing operations	66,702	54,878	54,324
Europe Beverages	309	3,703	4,118

Total	67,011	58,581	58,442

The average employee headcount in the UK in 2006 was 7,847 (2005: 7,460, 2004: 7,468).
The average employee headcount disclosed above reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis assuming that CSBG had been acquired at the start of the year the average headcount for Americas Beverages and Continuing Operations would have been 18,372 and 70,512 respectively.

Marketing, Food, Consumer Trends
Within the overall context of our business as a manufacturer of confectionery and beverages, we aim to contribute to consumer diet, health and lifestyle solutions. We are innovating and evolving our product portfolio to meet changing consumer needs and provide more choice. Responsible consumption of our products is important to us and to the long-term success of our brands. We are including improved nutritional information on products and messages to reinforce the role of treats, encourage responsible consumption and help consumers achieve a balanced lifestyle. We have already begun to introduce alternative products with lower fat, sugar, and salt options, as well as organic, nutrient-enriched, functional, and natural ingredients.
We have a global Food Insights and Action Group, led by Todd Stitzer, Chief Executive Officer, that reviews and establishes our strategy in this area. Our regional Food Strategy into Action Groups help translate strategy into action. We engage with a broad range of stakeholders and work hard to understand their views and expectations of us so that our decisions are based on knowledge and sound science.
We will continue to listen to what our consumers and stakeholders tell us while we remain true to our sustaining core purpose – to create brands that people love and trust.
Environment, Health and Safety (EHS)
We recognise our responsibility to help preserve the future of our planet while continuing to create sustainable value for the business. We will do this by minimising environmental impacts and being cost effective. We are determined to reduce the carbon intensity of our global operations and use energy more efficiently as a key part of our commitment to sustainable growth and to help combat climate change.
We have in place an integrated EHS policy and standards. The standards are based on both ISO 14001 and OHSAS 18001. Our EHS policy and standards deal with environmental issues related to the manufacturing of our products, energy, water, packaging, protecting bio-diversity and the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products.
All of our manufacturing sites are audited on a rolling programme by the Group EHS Assurance Department and areas for improvement are identified. Some sites are also externally audited and certified to one or more of the internationally recognised standards, such as ISO 14001 or OHSAS 18001.
Protecting the health and safety of employees is fundamental to Our Business Principles. In 2006, we established a Quality Environment Health & Safety Group, chaired by our President of Global Supply Chain. This group consists of board level representation and senior leadership from different functions to drive forward our agenda in this area. The remit of this committee includes quality and food safety. We are implementing additional programmes to strengthen performance.
Human Rights and Employment Standards, and Ethical Sourcing and Procurement
Ethical trading and respect for human rights are deeply held values at Cadbury Schweppes. Our Human Rights and Ethical Trading (HRET) policy has been developed taking into account international standards – such as the International Labour Organisation conventions, the UN Declaration of Human Rights, and OECD guidelines – as well as cultural and industry best practice from our local markets. Adopted by the Main Board in 2000, it covers core labour rights and dignity at work; health and safety in the workplace; fair remuneration; diversity and respect for differences and opportunity for development.
The HRET policy is there to guide all Cadbury Schweppes’ business units, as well as our suppliers and the business strategy in this area. The review of the effectiveness of policy is led by a group of senior managers who regularly assess progress.
Ethical sourcing and sustainability are two key elements of how we manage our Global Supply Chain. Ethical Sourcing Standards for the Group were put in place in 2002. These standards continue to be underpinned with a system for supplier assessment, training for employees and a programme of engagement with our suppliers. Our aim is to make sure our products are sourced and produced in a sustainable manner.
In 2006, we continued to play a leading role in the multi-stakeholder alliance of the International Cocoa Initiative. We play a significant role with others in our sector to promote responsible labour practices and to stimulate more prosperous and sustainable cocoa farming, working with farmers. Having achieved a target for developing certification in 2005, the next milestone is to introduce the certification process in at least 50% of cocoa farmers in West Africa by July 2008. There is strong support from Governments in Ghana and Ivory Coast although progress in the latter continues to be challenged by civil and military unrest. With 1.5 million smallholder farmers in West Africa, only a fraction of whom are engaged in “FairTrade” infrastructure, we believe we can make a greater impact in ethical trade by working broadly on the root causes of poverty in these areas through education and technological development. Farmer field schools have helped over 25,000 farmer families, both increasing awareness of acceptable labour practices and generating increases in farmer family incomes.
Sustainable agriculture is an important opportunity for us, as well as for the farming communities we work with. We have partnered with the Earthwatch organisation since 2005 in an innovative programme in Ghana with Cadbury Schweppes’ colleagues working with local scientists and farmers on sustainable cocoa growing and biodiversity within cocoa farming.
We continue to be an active member of the Roundtable for Sustainable Palm Oil, and are now part of the newly formed Responsible Sugar Cane Initiative.
At Cadbury Schweppes, we aim to build a business where employees are committed and engaged. We also want to reflect the diversity and inclusiveness in our workforce and in our leadership teams. Our global employee climate survey helps the business assess the commitment and engagement to the business of its employees, including opportunities to embrace CSR in their everyday work. Cadbury Schweppes introduced an equal opportunity and diversity policy in 1993. In 2006, we set up a Diversity & Inclusiveness Leadership Team chaired by our Chief Science and Technology Officer and made up of members from across the business including two Regional Presidents.
Comparative statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor and AC Nielsen, and are accurate to the best of the knowledge and belief of Cadbury Schweppes.

Group Companies
Cadbury Schweppes public limited company is a holding company that operates through its subsidiaries and associated undertakings, which are set forth below.

				Proportion of
			Country of	issued share
			incorporation	capital held if not
	Activities		and operation	100%

Details of principal associated undertakings
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Meito Adams Company Ltd	(a	)	Japan	50%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Group companies continued

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Europe:
Cadbury Belgium NV	(a	)	Belgium
Dandy A/S	(a	)	Denmark
Cadbury Stimorol Danmark A/S	(a	)	Denmark
Cadbury France	(a	)	France
Comptoir Européen de la Confiserie	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Berkeley Re Ltd	(c	)	Ireland
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Italia SpA#	(a	)	Italy
Cadbury Nederland BV	(a	)	Netherlands
Cadbury CIS BV	(a	)	Netherlands
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Dirol Cadbury LLC	(a	)	Russia
Cadbury España, SL	(a	)	Spain
Cadbury Sweden A/B	(a	)	Sweden
Cadbury Switzerland Faguet & Co	(a	)	Switzerland

Americas:
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de
Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Bolivia S.A.	(a	)	Bolivia
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a)		Chile
Cadbury Adams Colombia SA	(a	)	Colombia
Cadbury Adams Costa Rica SA	(a	)	Costa Rica
Cadbury Adams Dominicana S.A.	(a	)	Dominican
Republic
Cadbury Adams Ecuador SA	(a	)	Ecuador
Cadbury Adams El Salvador SA de CV	(a	)	El Salvador
Cadbury Adams Guatemala, SA	(a	)	Guatemala
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Schweppes Bottling Group, Inc	(b	)	US
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Cadbury Adams Panama, SA	(a	)	Panama
Cadbury Adams Peru SA	(a	)	Peru
Cadbury Adams USA LLC	(a	)	US(i)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s LLP	(b	)	US
Pacific Snapple Distributors, Inc	(b	)	US
Snapple Beverage Corp	(b	)	US
Snapple Distributors, Inc	(b	)	US
CAS Uruguay SA	(a	)	Uruguay
Cadbury Adams, SA	(a	)	Venezuela

Group companies continued

Proportion
			Country of	of issued share
			incorporation and	capital held
	Activities		operation	if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China
Cadbury Food Co Ltd China	(a	)	China
Trebor Wuxi Confectionery Company Ltd	(a	)	China
Cadbury Egypt Group for Food Industries Company	(a	)	Egypt
The International Company for Gum and Confectionery
S.A.E. ‘Incogum’	(a	)	Egypt
Cadbury Ghana Ltd	(a	)	Ghana
Cadbury Four Seas Company Ltd	(a	)	Hong Kong	70%
Cadbury India Ltd	(a	)	India	97.4%
PT Cadbury Indonesia	(a	)	Indonesia
Cadbury Japan Ltd	(a	)	Japan
Cadbury Kenya Ltd	(a	)	Kenya
Cadbury Adams Middle East SAL	(a	)	Lebanon
Cadbury Confectionery Malaysia SB	(a	)	Malaysia	65.5%
Cadbury Morocco	(a	)	Morocco
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Pakistan Ltd	(a	)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a	)	Singapore
Bromor Foods (Pty) Ltd	(a	)	South Africa
Cadbury South Africa (Pty) Ltd	(a	)	South Africa
Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.4%
Cadbury Nigeria plc	(a	)	Nigeria	50.02%††

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c	)	Australia (ii)
CS Finance Pty Ltd	(c	)	Australia (i)
Cadbury Schweppes France SAS	(c	)	France
Berkeley Square Investments Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain
Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes US Investments Ltd	(c	)	Great Britain
Vantas International Ltd*	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
Adams MeCCA Holdings BV	(c	)	Mexico †
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c	)	US
Cadbury Schweppes Holdings (U.S.)	(c	)	US
CBI Holdings Inc	(c	)	US(i)

*	Investment directly held by Cadbury Schweppes plc.

†	Incorporated in Netherlands.

+	Incorporated in US.

#	Company disposed on 16 February 2007

††	45% until 20 February 2006 50.02% from this date through 31 December, 2006
The nature of the activities of the individual companies is designated as follows:
(a)	Confectionery

(b)	Beverages

(c)	Other (including holding companies)
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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Explanation of performance analysis
Following the disposal of our beverage businesses in Europe, Syria and South Africa (reflecting our strategic decision to exit beverages outside the Americas and Australia) these operations have been classified as a discontinued operation in accordance with IFRS 5 – Non current assets held for sale and discontinued operations (IFRS 5). IFRS 5 requires that the results of discontinued operations be excluded from revenue, profit from operations, financing and taxation and the after-tax result (including any net profit on disposal) of the discontinued operations be shown as a single line item on the face of the income statement below taxation with a corresponding re-presentation of the prior period. Hence in the analysis that follows all reference to revenue growth and profit from operations growth excludes our beverage businesses in Europe, Syria and South Africa. A separate discussion of the discontinued operations is presented on page 37.
IFRS 5 requires that the cash flow statement reflects the cash flows of the Group, including our beverage businesses in Europe, Syria and South Africa until the point of sale and hence all cash flow analysis, including references to Free Cash Flow (as defined on page 51) include the contribution from these businesses.
On 15 March 2007 the Group announced that it intends to separate its confectionery and Americas Beverages businesses. At this date the Board was evaluating the options for separation to maximise shareowner value and will provide further information at the time of the trading update on 19 June 2007. The Americas Beverages business is not classified as an asset held for sale within this document as it has not currently met the required criteria within IFRS 5.
The review below starts with an overview that analyses revenue and profit from operations, including the impact of exchange rates and acquisitions and disposals in 2006 and 2005. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of intangibles, UK product recall, Nigeria adjustment, tax disposal provision and IAS 39 adjustment, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.
Following the consolidated overview, there is a review of comparative results of each of the four continuing business segments. Revenue and Underlying profit from operations is reviewed for each segment. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of intangibles, UK product recall, Nigeria adjustment, tax disposal provision and IAS 39 adjustment. This non-GAAP measure is the measure of profit or loss for each reportable segment used by the Chief Executive’s Committee (CEC) and segment management. A reconciliation from the segment’s Underlying profit from operations to profit from operations is provided on page F-7 along with a discussion of the reconciling items on page F-20.
The meanings of certain terms used in this Operating and Financial Review are as follows:
References to “re-presented” information refer to the re-presentation of 2005 information to classify the South Africa beverages business as discontinued. In 2005, our beverage businesses in Europe and Syria were classified as discontinued operations. In 2006 we announced and completed the disposal of our South African beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia it was also classified as discontinued operations. As required by IFRS we have re-presented the 2005 and 2004 financial statements on a comparable basis.
References to “constant exchange rates” refer to the method we use to analyse the effect on our results attributable to changes in exchange rates by recomputing the current year result using the prior year exchange rates and presenting the difference as exchange movements.
References to “excluding acquisitions and disposals” are to “base business” growth excluding the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
References to “base business” or “normal growth” refer to changes in revenue, Underlying profit from operations, Underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals or the impact of the 53rd week on 2004.
We believe that removing the effect of exchange rates, acquisitions and disposals (and where relevant to 53rd week) provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on page 35.

Executive summary

					Reported	Constant
					currency	currency[1]
	2006		2005		growth	growth
	£m		£m		%	%

Revenue	7,427		6,432		+15	+16

Profit from operations	909		995		-9	-7

Profit before tax	738		835		-12	-10

Discontinued operations	642		76

Basic EPS – continuing and discontinued[2]	56.4		37.3

Dividend per share	14.0	p	13.0	p	+8	n/a

[1]	Constant currency growth excludes the impact of exchange rate movements during the period.

[2]	In this review, EPS is presented on a basic total group basis and therefore includes the earnings contribution from the discontinued beverage businesses in Europe, South Africa and Syria, this is to reflect the fact that the financing charge represents the total Group including the funding of the discontinued operations until disposal. All other amounts are presented on a continuing basis.
Revenue in 2006 was £7,427 million, £995 million, or 15%, higher than in 2005. The net effect of exchange movements during the year decreased reported revenue by £60 million (or 1%), mainly driven by a weakening in the US Dollar, the Australian Dollar and the South Africa Rand.
In 2006, acquisitions, net of disposals, resulted in a £799 million increase in reported revenue relative to the prior year. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now named Cadbury Schweppes Bottling Group or CSBG), in which we increased our stake from 45% to 100% in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to just over 50% in February 2006.
Base business revenue grew £256 million or 4%, with growth in all four of our continuing business segments, led by Americas Confectionery and Asia Pacific.
Profit from operations at £909 million was down £86 million (9%) compared to 2005. This was principally driven by a £62 million increase in restructuring costs, the £30 million impact of the UK product recall discussed below, a £17 million increase in the amortisation of acquisition intangibles, a £15 million impairment of goodwill recognised in respect of Cadbury Nigeria discussed below, and a £25 million decrease in the IAS 39 adjustment partially offset by the £48 million increase in trading profit.
Consistent with the impact on revenue, currency movements had a £14 million (or 1%) adverse impact on profit from operations. The full-year impact of acquisitions, net of disposals, was £18 million due primarily to CSBG and Cadbury Nigeria.
Profit before tax decreased by 12% to £738 million. The decrease reflected the decrease in profit from operations and a decrease in our share of our associates’ profits partially offset by a decrease in net finance costs.
Earnings per share increased by 51% or 19.1 pence principally reflecting the profit on disposal of our Europe, South African and Syrian beverage businesses offset by a reduction in the reported profit before tax, increases in restructuring costs and amortisation and impairment of intangibles and the UK product recall. Acquisitions, net of disposals, reduced full year earnings per share by 3.1p (9%). Movements in exchange rates reduced earnings per share by a further 2% or 0.5 pence. The base business grew earnings per share by 5% or 1.7 pence.
Sources of revenue and trading costs
Revenue is generated from the sale of branded confectionery products such as chocolate, gum and candy, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with revenue and there are no significant time lags.
Direct trading costs consisted mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received, and made, in line with the related income statement recognition. The main exceptions to this are:
>	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.

>	Up-front contractual payments in Americas Beverages, which are charged to the income statement over the period of the supply contract.

>	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.

UK product recall

On 23 June 2006, we recalled seven of our Cadbury branded product lines in the UK and two in Ireland.
The net direct costs of the UK product recall amounted to £30 million. This comprised £5 million relating to customer returns, £10 million cost of stock destroyed, £17 million of remediation costs and £5 million of increased media spend, offset by a £7 million insurance recovery.
We estimate that the adverse impact of the recall within our trading results was £30-35 million on revenue and an additional £5-10 million (net of insurance recovery) on profit from operations.
Cadbury Nigeria

We increased our stake in Cadbury Nigeria from 46% to just over 50% in February 2006. In November, a significant over-statement of Cadbury Nigeria’s financial position which had existed over a number of years was discovered. In the last few months, the Board of Cadbury Nigeria has undertaken a detailed review to fully understand the scale of the over-statement and put in place a robust recovery plan.
Cadbury Nigeria was reported as an associate for the seven weeks to 20 February 2006 and as a fully consolidated subsidiary for the remainder of the year. For 2006, it contributed a loss of £53 million or 2.6 pence to the Group’s earnings.
Earnings include a £23 million charge in associates reflecting our share of the adjustments required following the discovery of the significant over-statement of Cadbury Nigeria’s financial position. As a consequence of this balance sheet over-statement, a full impairment review has been undertaken and management believes that it is appropriate to reduce the carrying value of Cadbury Nigeria in the Group’s balance sheet. Accordingly, a £15 million impairment of the goodwill held in respect of Cadbury Nigeria has been recorded as at 31 December 2006. Following this impairment the operating assets of the business are approximately £60 million.
Tax disposal provisions

In 2006 we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages which resulted in a release of unutilised provisions totalling £51 million within discontinued operations.
The Fuel for Growth programme

In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million takes the cumulative restructuring spend to around £500 million (at constant exchange rates). The cost phase of the programme is now complete with further savings of £90 million anticipated in 2007.
Future trends

Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.
A discussion of the external factors that affect our business is contained in Item 4 “Information on the Company” (see page 26).
2007 outlook

We expect another good year of revenue growth in 2007, supported by an active innovation programme. We are making a substantial investment in organic growth opportunities in support of a number of large initiatives including:
>	The launch of Trident gum into the UK, leveraging the strength of our existing distribution network

>	Higher marketing and innovation in our UK chocolate business

>	Further roll-out of centre-filled gum

>	The expansion of the Stride brand in the US

>	Revitalisation of Snapple, with further innovation in super-premium teas and the launch of a mass market offer

>	Entry into the US $6.8 billion, fast-growing, sports drink market in the US with the launch of Accelerade, a differentiated offer for serious athletes.
We are seeing increased costs in our beverage operations in 2007, particularly sweetener costs, but expect energy costs to abate somewhat during the year. We continue to see opportunities to reduce our costs both from our Fuel for Growth programme (which ends in 2007) and other efficiency programmes.
In 2007 the average interest rate on debt is expected to remain at approximately 5%.
The 2007 tax rate will be dependent on a number of factors including the possible resolution of tax cases with various tax authorities and the tax consequences of any acquisitions or disposals in the year. However we expect the tax on Underlying profits to be in the range of 30-31%.

Operating review 2006 compared to 2005
Executive summary

		Base
		business	Acquisitions/	Exchange
	2005	growth	Disposals	effects	2006
Analysis of results	£m	£m	£m	£m	£m

Revenue	6,432	256	799	(60)	7,427

Change %		+4%	+12%	-1%	+15%

Profit from operations	995	(46)	(26)	(14)	909

Change %		-5%	-3%	-1%	-9%

Basic EPS – Continuing and Discontinued	37.3				56.4

The main features of the financial performance of 2006 were as follows:

>	Revenue growth of 4%, driven by innovation and by emerging markets revenues up 10%

>	Confectionery revenues +4%; gum revenues +10%; Trident +23%

>	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%

>	Increase in restructuring costs of £62 million principally representing the end of the Fuel for Growth expense

>	£30 million charge relating to the cost of the UK product recall

>	Margins decreased by 3.3% due to increased restructuring costs, UK product recall, trading post acquisition in Cadbury Nigeria and increases in commodity costs and growth investment

>	£23 million charge in associates relating to significant over-statement of Cadbury Nigeria’s financial position prior to the acquisition to a subsidiary

>	Profit before tax -12%

>	Cadbury Schweppes Bottling Group performing in line with acquisition case

(except where stated all movements are at constant exchange rates)
1 Review of 2006 Group income statement
(i) Revenue
Revenue at £7,427 million was £995 million or 15% higher than 2005 sales of £6,432 million. The net effect of exchange movements during the year was to decrease revenue by £60 million, mainly driven by a weakening in the US Dollar, the Australian Dollar and the South African Rand.
In 2006, acquisitions, net of disposals, resulted in a £799 million increase in revenue relative to the prior year. The most significant acquisitions were Dr Pepper/Seven Up Bottling Group (now named Cadbury Schweppes Bottling Group or CSBG), in which we increased our stake from 45% to 100% in May 2006, and Cadbury Nigeria in which we increased our stake from 46% to just over 50% in February 2006.
Base business revenue grew £256 million or 4% with growth in all four of our continuing business segments.
Innovation and emerging markets continued to be the key drivers of performance. Successful innovations during the year included:
>	The launch of Stride, a new gum brand using patented long-lasting flavour technology: Stride now has a 2.9% share of the $3.6 billion US gum market

>	The further roll-out of our centre-filled gum technology in Europe under a range of local brands such as Trident, Hollywood, Stimorol and Dirol: annualised sales of centre-filled gum in the US and Europe are now over £100 million

>	The launch of new premium chocolate products in the UK and Australia through the Cadbury and Green & Black’s brands

>	The launch of a range of super-premium Snapple teas giving us a strong position in this fast-growing functional beverage category

>	The relaunch of 7 UP as 7 UP Natural in the US
Our emerging markets grew revenues by 10% with key successes including:
>	10% growth in candy following the launch of affordable offers in Africa, Asia and Latin America

>	12% growth in Latin America, driven by growth in all top 5 markets

>	17% growth in Asia Pacific, with strong performances in India and South East Asia
Confectionery revenues grew by 4% with the impact of the difficult trading in the UK reducing growth by 2%. Performance was stronger in the second half with an increase in the rate of innovation, particularly in Americas Confectionery. Emerging markets continued to grow strongly across all geographies at 10%.
In gum all regions contributed to a 10% revenue growth. We continued to see strong share gains in the US with Stride, our new longer lasting gum brand, ahead of its launch plan. In EMEA, the roll-out of centre-filled gum and strong growth in Southern Europe benefited performance. In Asia, we are seeing strong growth in sugar-free gum.
Chocolate had a more difficult year given the impact of the product recall in the UK with revenues up 1%. Outside the UK, growth remained healthy at 5%. In Asia Pacific, the growth was driven by premium and indulgent products in Australia and New Zealand, and by the launch of gifting and affordable chocolate offers in India.

Candy grew strongly in emerging markets at 10%, benefiting from our focus on affordable offers. However, performance in developed markets was impacted by weaker results from Halls in the US, due to lower demand during the cough and cold season, and from non-core brands. Overall candy revenues were flat.
Our beverage operations had another good year with like-for-like revenues ahead by 4%. Americas Beverages outperformed the US carbonated soft drinks market for the third year in a row, with like-for-like CSD revenue growth of 3%.
Despite flat Snapple revenues, total US non-carbonates revenues were ahead by 2%, with the core four brands (Snapple, Hawaiian Punch, Mott’s and Clamato) ahead by 3%. Snapple’s performance improved in the second half mainly due to the launch of Snapple super-premium teas.
Beverages in Australia and Mexico also performed well with revenue growth of 6% and 11% respectively.
(ii) Profit from operations
Profit from operations decreased £86 million (9%) to £909 million compared to 2005. This was driven by:
>	an increase in restructuring costs of £62 million;

>	an increase of £32 million in amortisation and impairment of intangible assets, due to the additional amortisation charge from definite life CSBG customer relationships and contracts and the impairment of £15m goodwill relating to the Group’s investment in Cadbury Nigeria;

>	a decrease of £25 million in the IAS 39 adjustment; and

>	a £30 million charge arising from the UK product recall.
This was partially offset by the improved trading performance.
Currency movements had a £14 million (1%) unfavourable impact on profit from operations. The full-year impact of acquisitions, net of disposals, had a £26 million adverse impact primarily due to CSBG and Cadbury Nigeria.
Operating margin fell by 330 basis points to 12.2%. Excluding the impact of exchange, operating margin fell by 320 basis points. Excluding the impact of acquisitions and disposals (principally CSBG and Cadbury Nigeria) and exchange differences margins were 14.2%.
Marketing
Marketing spend was £693 million in 2006, a 2% increase at actual exchange rates and a 3% increase at constant exchange rates. Marketing spend as a percentage of revenues was 9% compared with 11% in the prior year. Confectionery marketing rose 4% in line with revenue growth. All of the reduction is attributable to the beverage business and primarily reflects the acquisition of CSBG which has a lower marketing to revenue ratio than the Group. In addition, following the acquisition of CSBG, we changed some of our marketing approach which resulted in some spend previously categorised as marketing spend becoming promotional spend (and deducted from revenue) as we are now managing the total route to market.
Restructuring costs
Costs in respect of business restructuring were £133 million compared with £71 million last year. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative and the integration of CSBG.

	2006	2005
	£m	£m

Integrating Adams	—	16
Other Fuel for Growth projects in the base business	123	55

Total Fuel for Growth	123	71
CSBG integration	10	—

Restructuring costs	133	71

Of this total charge of £133 million, £70 million was redundancy related and £21 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 40 to 42. The table below details the business segment analysis of restructuring costs.

	2006	2005
Business segment analysis	£m	£m

Americas Beverages	21	6
Americas Confectionery	11	21
EMEA	65	21
Asia Pacific	15	15

	112	63
Central	21	8

Restructuring costs	133	71

The total Fuel for Growth restructuring spend from 2003 to 2006 amounted to £506 million, slightly above the total expected Fuel for Growth restructuring spend of £500 million.

Amortisation and impairment of intangibles
Amortisation and impairment of intangibles at £38 million was £32 million higher than in 2005. This increase reflects the impairment of £15 million of goodwill relating to the Group’s investment in Cadbury Nigeria and the amortisation charge of £16 million arising on the definite life intangibles (brands and customer relationships) acquired with CSBG.
Non-trading items
During 2006, the Group recorded a net profit from non-trading items of £40 million compared to a profit of £25 million in 2005. The main items within non-trading items were:
>	Profit of £17 million on the sale and leaseback of a UK distribution centre;

>	Gain of £25 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK; and

>	Profits on disposal of £17 million relating to two non-core beverage brands in the US: Grandmas Molasses and Slush Puppie, which were offset by write-downs to recoverable amount on other non-core businesses classified as held for sale.
IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £3 million. This principally reflects the fact that in 2006 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements.
(iii) Share of result in associates
In 2006, our share of the result of our associate businesses (net of interest and tax) was a loss of £16 million. This compares to a profit in 2005 of £28 million. Included in the current year loss is a £23 million charge representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years. Excluding this Cadbury Nigeria write-down, the share of associates’ profits has fallen by £21 million, principally reflecting the reclassification of CSBG and Cadbury Nigeria to subsidiaries.
(iv) Financing
The net financing charge at £155 million was £33 million lower than the prior year. The reduction in the charge reflects the impact of:
>	The overall reduction in net debt following acquisitions and disposals made during the year, principally the disposal of Europe Beverages and the acquisition of CSBG;

>	A reduction in average net debt arising from positive operating cash flows;

>	A £14 million increase in the IAS 19 pension credit arising primarily from increased asset returns; offset by

>	A £6 million increase in the IAS 39 charge and

>	A marginal increase in the net interest rate to 5.1%.
The reduced profit from operations (partially offset by a reduced interest charge) resulted in the Group’s interest cover falling to 5.0 times from 5.7 times in 2005.
(v) Taxation
Profit before tax from continuing operations fell by 12% to £738 million and by 10% at constant exchange rates million reflecting increased restructuring costs, amortisation and impairment of intangibles, UK product recall and adverse movement on the IAS 39 adjustment partially offset by the increased trading result. The continuing operations tax rate in 2006 was 29.1% as against 16.2% in 2005 giving a tax charge of £215 million in 2006 compared to £135 million in 2005. The increase in the tax rate reflects the absence of the initial recognition of deferred tax asset in the UK which was recognised in 2005 and an increased exposure of our tax charge to higher rate tax jurisdictions, in particular the US.
(vi) Discontinued operations: Europe, South Africa and Syria Beverages
Discontinued operations at £642 million included an insignificant contribution arising on the trading in the pre-disposal period and a net profit on disposal of our beverage businesses in Europe, South Africa and Syria of £591 million. In addition, a £51 million write-back of total tax provisions has been recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
(vii) Minority interests
In 2006, the Group companies in which we do not own 100% contributed an aggregate loss to the Group. The minority interests share of these losses was £4 million, £15 million lower than the net profits attributable to minority interests in 2005. The movement was due to recognition of the minority interest share of the losses incurred by Cadbury Nigeria after our ownership interest increased to just over 50% and the reduction in the minority interests share in the profits of Kent, our Turkish confectionery business, following our purchase of a further 30% stake in the business.
(viii) Dividends
The Board has proposed a final dividend of 9.90 pence, up from 9.00 pence in 2005, an increase of 10%. Including the interim dividend of 4.10 pence, the total dividend for 2006 is 14.00 pence, an 8% increase on the 13.00 pence dividend in 2005. The dividend cover increased to 4.0 times from 2.9 times in 2005 reflecting the profit on disposal of Europe Beverages and increased continuing group earnings, offset by an increased dividend.

(ix) Earnings per share
Basic reported earnings per share rose by 51.1% to 56.4 pence principally reflecting the profit on disposal of the Europe Beverage business.
(x) Effect of exchange rates and inflation on 2006 reported results
Over 80% of the Group’s revenues and profits in 2006 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2006 compared with 2005, the largest exchange rate impact on the Group’s results was the weakening in the US Dollar, the Australian Dollar and South African Rand.
In 2006, movements in exchange rates decreased the Group’s revenue by 1%, pre-tax profit by 2% and earnings per share by 2%. The impact on profit from operations was consistent with the impact on revenues.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 4% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.
2. 2006 compared to 2005 – Business segments performance
Information used by management to make decisions
Regular monthly management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue

>	Underlying profit from operations

>	Underlying operating margins

>	Working Capital

>	Free Cash Flow

>	Net cash from operating activities (a key component of Free Cash Flow)
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely Underlying profit from operations, Underlying operating margins and Free Cash Flow.
Underlying earnings measures
As required by US GAAP, a segmental analysis of “Underlying profit from operations” is presented alongside profit from operations on pages F-7 to F-9 of the audited financial statements as well as a segment-by-segment reconciliation from Underlying profit from operations to the corresponding IFRS measure which is profit from operations. We calculate Underlying profit from operations, which is a non-GAAP measure, by adjusting profit from operations to exclude the effects of the following:
>	Restructuring costs

>	Non-trading items

>	Amortisation and impairment of intangibles

>	IAS 39 adjustment

>	Certain other items which do not reflect the Group's trading performance (in 2006, UK product recall and Nigeria adjustment)
Underlying operating margins are calculated by dividing Underlying profit from operations by revenue and expressing the result as a percentage.
In addition, as permitted under IAS 33 “Earnings per Share”, we present “Underlying earnings per share”, along with a reconciliation to earnings per share in Note 13 to the audited financial statements. We calculate Underlying earnings per share, which is a non-GAAP measure, by adjusting basic earnings per share to exclude the effects of the following:
>	Restructuring costs

>	Non-trading items

>	Amortisation and impairment of intangibles

>	IAS 39 adjustment

>	Certain other items which do not reflect the Group's trading performance (in 2006, UK product recall, Nigeria adjustment and tax disposal provision)

>	Tax effect of the above
The reconciling items between reported and Underlying performance measures are discussed in further detail below.
Restructuring costs
The costs we incurred in implementing the Fuel for Growth project and integrating acquired businesses are classified as restructuring costs. Our four year Fuel for Growth initiative aims to reduce direct and indirect annual costs by £360 million by 2007. Achieving these benefits is expected to require total restructuring spend of £500 million over the life of the project, with £300 million of capital expenditure.

We view these costs as costs associated with investments in the future performance of the business and not part of the Underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations on the face of the income statement.
Non-trading items

Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the Underlying performance trends of the business.
Amortisation and impairment of intangibles

Our performance is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are predominantly internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.
IAS 39 adjustment

We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible and practical to do so, and it reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances, we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rates that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our Underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
From time to time events occur which due to their size or nature are considered seperately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside Underlying to enable the trends in the Underlying performance of the business to be understood. Where items are excluded from the Underlying result we provide additional information on these items to enable a full understanding of the events and their financial impact.
Certain other items which do not reflect the Group's trading performance

>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the Underlying results of the Group. The impact on trading following the recall is included in Underlying results. Further details regarding the UK product recall are set out on page 34.

>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the Underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the Underlying trading performance of the business. Further details regarding the overstatement of results of the Group’s Nigerian business are set out on page 34.

>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the Underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the Underlying earnings of the Group.

>	Recognition of UK deferred tax asset – in 2005, we recognised a deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 taxation charge. As a consequence of its size and one-off nature, this amount has been excluded from the Underlying earnings of the Group.
In order to provide comparable earnings information the tax impact (where applicable) of the above items is also excluded in arriving at Underlying earnings. In addition, from time to time the Group may make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the Underlying results.
For the reasons stated above, “Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share” are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses Underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.

“Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the Underlying performance measures. In order to mitigate this risk, we also manage the business, and set external targets for, cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for profit from operations, earnings or earnings per share. The CEC bases its performance analysis, decision making and employee incentive programmes based on “Underlying profit from operations”, “Underlying earnings” and “Underlying earnings per share”. For these reasons, and the other reasons noted above, we believe that these measures provide additional information on our Underlying performance trends to investors, prospective investors and investments analysts that should be provided alongside the equivalent GAAP measures.
For discussion on the Group’s cash flow measure used by the CEC, “Free Cash Flow”, see page 51.
Americas Beverages

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,781	62	738	(15)	2,566

		+3%	+42%	-1%	+44%

Underlying profit from operations	524	35	29	(4)	584

		+7%	+5%	-1%	+11%

Underlying operating margins	29.4%				22.8%

– excluding CSBG	29.4%				30.2%

The results of Americas Beverages in 2006 were impacted by:
>	Good revenue growth despite declining volumes in US carbonated soft drinks market

>	Profit growth of 7% benefiting from innovation and alignment with bottling operation

>	The integration of CSBG on track
Americas Beverages delivered good revenue and profit growth despite declining volumes in the US carbonated soft drinks market, significant cost headwinds and considerable organisational change as the bottling acquisitions were integrated. Performance benefited both from further successful innovations and from the greater focus and alignment through our newly consolidated bottling operations.
In the US, our share of the carbonated soft drinks market grew by 60 basis points, the third successive year of share increases. Volumes and shares were ahead for nearly all of our key flavour brands – Dr Pepper, Sunkist, A&W and Canada Dry. 7 UP volumes were down for the year as a whole, but ahead 7% in the second half following its reformulation and relaunch as 7 UP Natural. Dr Pepper volumes benefited from continued gains in fountain, particularly for Diet Dr Pepper.
Non-carbonates revenues were up 2%, with the core four brands (Snapple, Mott’s, Hawaiian Punch and Clamato) ahead by 3%. Snapple was flat for the year as a whole with a better second half following the launch of a range of Snapple super-premium teas and improved distribution through CSBG.
Mexico continued to grow at more than 10% per annum although the second half was more difficult as competitive activity became more aggressive.
The integration of Dr Pepper/Seven Up Bottling Group and the other bottler and distribution businesses, now collectively known as Cadbury Schweppes Bottling Group or CSBG, is going well. The financial results for 2006 were in line with the acquisition case and we began to see the strategic benefits of the acquisition in terms of: reduced complexity and costs; aligned brand and channel strategies; and better engagement with and service to our retail partners. The performance of our brands through CSBG improved and growth in franchise brands such as Monster and Glaceau Vitamin Water remained strong.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs reflected Fuel for Growth projects and £10 million charge relating to the integration of CSBG. Profit on non-trading items was £17 million representing the gains made on the disposal of non-core brands Grandma’s Molasses and Slush Puppie. The region also recorded an amortisation charge of £19 million relating primarily to the customer relationships and contracts acquired in the year as part of the CSBG transaction.
On 15 March 2007 the Group announced that it intends to separate its confectionery and Americas Beverages businesses.

Americas Confectionery

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,228	92	—	10	1,330

		+7%	—	+1%	+8%

Underlying profit from operations	172	34	—	1	207

		+20%	—	—	+20%

Underlying operating margins	14.0%				15.6%

The results of Americas Confectionery in 2006 were impacted by:
>	Revenue growth of 7%, driven by gum growth

>	Margin growth of 160bps following further improvements in Canada and Brazil

>	Emerging markets growth with revenue growth of 12%
Americas Confectionery had another excellent year with good results in nearly all its key markets. Further improvements in profitability in Canada and Brazil benefited margins, which were 160 basis points ahead.
Gum revenue growth was strong, notably in the US, where results were outstanding with our share growing 300 basis points in a market which grew by 8%. Flavour, packaging and format innovation on our main Trident brand and the launch of Stride in June were the key drivers of our share gain.
Halls growth in Latin America remained strong as we rolled out low-cost affordable offers through our well-established distribution networks. In the US, while Halls had a slow start as a result of a weak cough and cold season, performance improved in the fourth quarter following increased innovation and marketing support. Overall however, Halls growth was disappointing.
In Canada, profitability continues to benefit from our focus on a smaller, more profitable core range. However, the second half was impacted by significant structural change to the important wholesale trade.
Emerging markets continued to grow strongly up 12%, with an improved second half innovation programme in Mexico boosting performance.
Outside Underlying profit from operations were restructuring costs of £11 million. These costs reflect the completion of the spend on the Fuel for Growth initiative. Non-trading items contributed a loss of £14 million. This charge represented a write-down to recoverable value of the non-core element of our Canadian confectionery business which is classified as held for sale at 31 December 2006 following the announcement of our intention to dispose.
Europe, Middle East and Africa (EMEA)

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	2,257	19	61	(19)	2,318

		+1%	+3%	-1%	+3%

Underlying profit from operations	328	(37)	(11)	(4)	276

		-11%	-4%	-1%	-16%

Underlying operating margins	14.5%				11.9%

– excluding Nigeria	14.5%				12.8%

The results of EMEA in 2006 were impacted by:
>	Lower revenue growth, reflecting the difficult year in the UK

>	Margin reduction due to challenging trading in UK and Russia and investment behind growth

>	Strong emerging market growth of 9% in Africa and the Middle East
In Europe, Middle East and Africa (“EMEA”), like-for-like revenues were only modestly ahead as a result of significant challenges in a number of markets. Profits were materially lower driven by declines in the base business and losses from Cadbury Nigeria where we moved to majority ownership. The profit reduction in the base business was due to difficult trading in the UK and Russia and by a significant increase in investment, particularly in the second half. We estimate that the product recall in the UK reduced revenues and Underlying profit from operations by £30-£35 million and £5-£10 million respectively. The profit impact was reduced by an insurance recovery.
In the UK, despite the poor third quarter which was impacted by the combination of the hot summer and the product recall, the confectionery market was broadly flat year-on-year. We maintained our share of the total market at 31% and our chocolate share at 34%. Our business benefited from the combination of strong performance in seasonal products, particularly at Easter, and increased innovation and marketing activity in the fourth quarter.
Our emerging market business in Africa and the Middle East grew by 9%. This was driven by South Africa where increased investment behind the expansion of our affordable confectionery offers across our entire confectionery range resulted in strong growth in chocolate, candy and gum.
Outside Underlying profit from operations were restructuring costs of £65 million. These costs include the rationalisation of our Irish production facilities (£29 million) and the reorganisation of the UK distribution facilities (£9 million). In addition, an impairment charge of £15 million relating to the goodwill held in respect of Cadbury Nigeria and £30 million charge relating to the UK product recall were recorded. Non-trading items contributed a gain of £38 million primarily related to a profit of £17 million on disposal of a UK distribution centre and an accounting gain of £25 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK.
Asia Pacific

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,157	84	—	(36)	1,205

		+7%		-3%	+4%

Underlying profit from operations	157	15	—	(7)	165

		+10%		-5%	+5%

Underlying operating margins	13.6%				13.7%

The results of Asia Pacific in 2006 were impacted by:
>	Strong revenue growth of 7%, driven by emerging market growth of 17%

>	Margin improvement despite significant increase in commodity input costs

>	Market share gains across the region
Our Asia Pacific region had another good year with strong growth in both developed (+5%) and emerging markets (+17%). Margins were ahead in the year with operational leverage and continued tight cost control more than offsetting significant commodity headwinds.
In Australia, confectionery revenues grew by 5% with successful launches in premium and dark chocolate and continued growth of The Natural Confectionery Company range in candy. In beverages, we grew our share of non-carbonates following the relaunch of Spring Valley. In carbonates, while we lost share, the market grew strongly during the year and revenues were ahead by 5%.
In New Zealand, a 300 bps share gain was driven by strong growth in chocolate and candy. In Japan, although the gum market was soft, we grew our share by over 150 bps following the relaunch of Recaldent and Clorets.
In emerging markets, performance in India was exceptional with revenues ahead by over 20% as we increased innovation and marketing support behind the whole of our chocolate, candy and food beverage range. In South East Asia, our key markets of Thailand, Malaysia and Singapore performed well with strong top-line growth and share gains in each market. In Thailand, our share of gum rose by 300 bps to 61.6% driven by Trident sugar-free. During the year, we entered the Vietnamese market through a third party distribution arrangement.
Outside Underlying profit from operations were restructuring costs of £15 million. These costs were all incurred as part of our Fuel for Growth initiative and primarily related to head count reductions.
Central

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	9	(1)	—	—	8

		-11%			-11%

Underlying profit from operations	(156)	(3)	—	—	(159)

		-2%	—	—	-2%

Underlying operating margins	n/a				n/a

Central revenue arises on the rendering of research and development services to third parties.
Central costs have remained broadly flat at £159 million.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs were all incurred as part of our Fuel for Growth initiative and primarily relate to the IT transformation project and the outsourcing of shared business services.

Operating review 2005 compared to 2004
Reference to “excluding the 53rd week” reflects the fact that in 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to 2 January 2005. The extra week in 2004 resulted in additional revenue and profit from operations compared to 2005. In order to provide more meaningful comparisons and consistent with the approach adopted in the prior year, estimates of the additional revenues and profits generated in the 53rd week of 2004 have been excluded from the analysis of base business (2004-52 weeks). Management believes this provides the most consistent Underlying 52 week like-for-like analysis. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgement. Operating costs were allocated on a reasonable and consistent basis across the Group. These costs included direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments were tax effected at the Group’s 2004 Underlying tax rate.
Executive summary

Analysis of results		Base
		business	Estimated	Acquisitions/	Exchange
	2004	growth	53rd week	Disposals	effects	2005
	£m	£m	£m	£m	£m	£m

Revenue	6,012	372	(49)	(6)	103	6,432

Change %		+6%	(1%)	0%	+2%	+7%

Profit from operations	819	170	(11)	2	15	995

Change %		+21%	(2%)	0%	+2%	+21%

Basic EPS — continuing and discontinued

— Reported	25.9p					37.3p

The key highlights of 2005 were as follows:
>	Revenue growth ahead of goal ranges at 6.2% (5.4% including Europe Beverages)

>	6% confectionery growth: Trident +21%; Halls +9%; Cadbury Dairy Milk +7%

>	6% beverage growth: US carbonates outperform the market, driven by Dr Pepper

>	Operating margins +190bps reflecting reduced restructuring costs partially offset by a challenging cost environment

>	Profit before tax +31% at £835 million

>	Earnings per share +44% at 37.3 pence

>	Significant increase in Free Cash Flow to £404 million

>	Adams performance strong and growing ahead of the acquisition plan

>	Successful sale of Europe Beverages for €1.85 billion (£1.26 billion)
(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)
1 Review of 2005 Group income statement
(i) Revenue
Revenue at £6,432 million was £420 million or 7% higher than 2004 sales of £6,012 million. The net effect of exchange movements during the year was to decrease reported revenue by £102 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in a £6 million reduction in reported revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced revenues by an estimated £49 million, or 1%.
Base business revenue grew £372 million or 6% driven by growth in all four of our business segments, led by the Americas Confectionery and Asia Pacific business segments. Growth was also broadly based across categories and brands. The growth rate was the highest growth rate for over a decade, as we began to see the benefits of our investments in our brands, capabilities and people.
Confectionery revenues grew by 6.3% reflecting a combination of healthy market growth and market share gains. We gained share in 16 out of our top 20 markets with innovation in all categories playing a key role.
All our major brands grew strongly during the year. The ex-Adams brands, including Halls, Trident, Dentyne and the Bubbas, continued to grow strongly with revenues up 11% (2004: +11%). Cadbury Dairy Milk revenues were 7% ahead as we rolled out the successful master-branding concept to Canada and South Africa. Trident grew by 21%, with sales growth boosted by the launch of Trident Splash, a centre-filled gum, in North America and a number of Continental European markets. Dentyne grew by 5% following the launch of Dentyne soft chew in the US and Canada, and the expansion of the brand into the Malaysian market. Halls revenues were ahead by 9%, benefiting from growth in the EMEA business segment where we continue to broaden Halls’ distribution by using our existing route to market.

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
(ii) Profit from operations
Group profit from operations increased £176 million (21%) to £995 million compared to 2004. This was driven by an improved trading performance, reduced restructuring costs and the impact of the change in the fair value of our derivatives.
Currency movements had a £16 million (2%) favourable impact on Underlying profit from operations. The full-year impact of acquisitions, net of disposals, was minimal at £1 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Underlying profit from operations.
Operating margins increased by 190 basis points to 15.5% from 13.6%. Exchange rate movements had an insignificant impact on margins.
After excluding the impact of the 53rd week in 2004 margins grew by 180 basis points with Fuel for Growth savings of £90 million (excluding discontinued operations), £68 million of reduced restructuring spend and the £22 million credit arising from the adoption of IAS 39 being partially offset by sharply escalating raw material and oil related costs and higher investment behind growth initiatives. In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities, and the understanding of our consumers.
Marketing
Marketing expenditure during the year was £680 million, an increase of £17 million (3%) over 2004. Changes in exchange rates contributed £10 million of this increase. This represents a marketing to sales ratio of 10.7%.
Restructuring costs
Costs in respect of business restructuring were £71 million compared with £139 million last year.
In 2005, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	2005	2004
	£m	£m

Integrating Adams	16	55
Other Fuel for Growth projects in the base business	55	53

Total Fuel for Growth	71	108
Write down of IT assets	—	31

Restructuring costs	71	139

Of this total charge of £71 million, £37 million was redundancy related and £18 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 46 to 48. The table below details the business segment analysis of restructuring costs.

	2005	2004
Business segment analysis	£m	£m

Americas Beverages	6	23
Americas Confectionery	21	41
EMEA	21	21
Asia Pacific	15	18

	63	103
Central	8	36

	71	139

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
Non-trading items
During 2005, the Group recorded a net profit from non-trading items of £25 million compared to a profit of £18 million in 2004. The main items within non-trading items were:
>	a £20 million profit from the disposal of Holland House Cooking Wines;

>	a loss of £1 million on the disposal of Piasten, our German confectionery subsidiary;

>	a net gain of £4 million on the sale of trade investments; and

>	a net profit of £2 million through disposals of surplus properties.
IAS 39 adjustment
Fair value accounting under IAS 39, which was adopted from 2 January 2005, resulted in a credit of £22 million to our reported results principally reflecting the fact that spot commodity prices and exchange rates were lower than the rates implicit in the Group’s hedging arrangements and as used in the Underlying results.
(iii) Share of result in associates
The Group’s share of profits in associates (net of interest and tax) at £28 million was £6 million higher than in 2004, with the year-on-year increase due to improved trading performance from our US bottling associate, Dr Pepper/Seven Up Bottling Group and the 5% increase in the Group’s stake in June 2005.
(iv) Financing
The net financing charge at £188 million was £17 million lower than the prior year. There is no net impact of IAS 39 adjustments on the net financing charge. The reduction in the charge reflects the impact of:
>	the incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s US$400 million Quarterly Income Preferred Stock (“QUIPS”) in April 2005; offset by:

>	a reduction in average net borrowing arising from positive operational cash flows in the year; and

>	the impact of exchange rates and the absence of the additional week relative to 2004.
The combination of a reduced interest charge and increased profit from operations resulted in the Group’s interest cover rising to 5.7 times from 4.4 times in 2004.
(v) Taxation
Profit before tax rose by 31% to £835 million reflecting the improved trading performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which has significantly reduced the reported tax charge of £135 million.
(vi) Discontinued operations
Revenue was £725 million, flat versus 2004, down 1% at constant exchange rates. Profit from operations of £106 million. represented a 9% increase, or 8% at constant currency. The 53rd week in 2004 had a negligible impact on the year-on-year comparatives. The key drivers of the improved performance were:
>	a £12 million reduction in restructuring costs; offset by

>	a £3 million decline from other factors reflecting a combination of weak markets in France and Spain and the management time spent on the sale process.
The net profit from discontinued operations of £76 million consists of profit from operations of £106 million (including restructuring costs of £15 million), financing cost of £1 million, taxation of £20 million and disposal costs of £9 million,
The reported tax charge for discontinued operations is £20 million representing a rate of approximately 19.0%. In connection with the disposal, the Group has recorded a deferred tax credit of £11 million arising on the transfer of certain intellectual property assets out of the discontinued operations prior to disposal that significantly reduced the reported tax rate.
(vii) Minority interests
Profit attributable to minority interests in 2005 of £11 million was £11 million lower than 2004. The decrease reflects the redemption of the Group’s $400 million Quarterly Income Preferred Stock (QUIPs) in April 2005.
(viii) Dividends
The final dividend was 9.00 pence in 2005, up from 8.70 pence in 2004, an increase of 3%. Including the interim dividend of 4.00 pence, the total dividend for 2005 was 13 pence, a 4% increase on the 12.5 pence dividend in 2004. The dividend cover increased to 2.9 times from 2.1 times in 2004.
(ix) Earnings per share
Basic earnings per share rose by 44% to 37.3 pence principally reflecting the improved business performance, the reduction in restructuring costs and the £104 million credit arising on the recognition of a deferred tax asset in the UK.

(x) Effect of exchange rates and inflation on 2005 reported results
Over 80% of the Group’s revenues and profits in 2005 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2005 compared with 2004, the biggest exchange rate impact on the Group’s results was the strengthening in the Australian Dollar and Mexican Peso.
The overall impact of exchange rate movements on the Group’s revenue and profit growth is shown separately. In 2005, movements in exchange rates increased the Group’s revenue by 2%, pre-tax profit by 2% and earnings per share by 1%.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.
2. 2005 compared to 2004 — Business segments performance
For an explanation of the underlying measures which are used by management to make decisions see page 38.
Americas Beverages

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,686	99	—	(19)	15	1,781

		+6%	—	-1%	+1%	+6%

Underlying profit from operations	503	24	—	(6)	3	524

		+5%	—	-1%	0%	+4%

Underlying operating margins	29.8%					29.4%

The results of Americas Beverages in 2005 were significantly impacted by:
>	Strong revenue performance with revenue growth of 6%

>	Margins adversely impacted by 40 basis points reflecting a challenging cost environment

>	Improved non-carbonated soft drinks performance in the US with revenue ahead 4%

>	Continued good growth in Mexican beverages where revenue grew by 14%
Americas Beverages had another good year. Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink performance and improving non-carbonated soft drink (non-CSD) sales.
In the USA, carbonated soft drink revenues rose by 6%. We outperformed the carbonated soft drink market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7UP where volumes fell by 8%.
Non-carbonated soft drink performance in the USA improved through the year with revenues ahead by 4% in the year and 8% in the second half reflecting strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some buy-in by our customers ahead of price increases scheduled for the first quarter of 2006. Revenues in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-carbonated soft drink portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.
Americas Confectionery

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,093	111	—	(3)	27	1,228

		+10%	0%	0%	2%	+12%

Underlying profit from operations	143	26	—	(1)	4	172

		+18%	0%	-1%	3%	+20%

Underlying operating margins	13.1%					14.0%

The results of Americas Confectionery in 2005 were significantly impacted by:
>	Excellent revenue growth of 10%, driven by power brands

>	Market share gains reflecting strong innovation pipeline

>	Continued margin improvement — led by Canada

>	Strong growth in emerging markets with revenue growth of 13%
Americas Confectionery had another excellent year with revenue ahead by 10% and margins up by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our five power brands, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
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

Strong margin performance was due to the combination of revenue growth, focus on profitable growth in Canada and the cost benefit arising from the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester to Canada and Colombia.
Outside Underlying profit from operations were restructuring costs of £21 million. These costs reflect the completion of the Adams integration projects in the US (£6 million), including the completion of the transition off the Pfizer shared services system. Restructuring costs in Canada (£9 million), reflected the costs of transition off the Pfizer shared services systems as well as the cost required to rationalise the Canadian brand range and packaging options. Further costs were incurred, mainly in Brazil, following the closure of the Cumbica site and transfer of production to Bauru.
Europe, Middle East and Africa (EMEA)

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	2,173	82	(7)	(18)	27	2,257

		+4%	0%	-1%	+1%	4%

Underlying profit from operations	316	12	1	(3)	2	328

		+3%	0%	-1%	+1%	3%

Underlying operating margins	14.5%					14.5%

The results of EMEA in 2005 were significantly impacted by:
>	Revenue growth of 4%, driven by our emerging markets in Africa and Russia

>	Developed market revenue growth was modest, reflecting the difficult retail environment in Continental Europe

>	UK revenue ahead 2%, reflecting a planned reduction in innovation at the time of a major new IT implementation

>	Margins were flat year-on-year, with Fuel for Growth savings offset by IT implementation costs of £20 million in the UK
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
We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under local brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
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
Outside Underlying profit from operations were restructuring costs of £21 million. These costs include the expenses associated with the relocation our Irish gum production facilities from the existing Pfizer site (£5 million), headcount reductions in our South African (£3 million) and French (£3 million) supply chain operations, the completion of the closure of the Manchester and Chesterfield plants in the UK (£2 million) and the integration of our Spanish and Portuguese businesses (£2 million).

Asia Pacific

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	1,050	81	1	(9)	34	1,157

		+8%	0%	-1%	+3%	+10%

Underlying profit from operations	134	19	—	(2)	6	157

		+14%	—	-2%	+5%	+17%

Underlying operating margins	12.8%					13.5%

The results of Asia Pacific in 2005 were significantly impacted by:
>	Strong revenue growth of 8%

>	Developed market revenue growth of 7% and emerging markets ahead 11%

>	Good margin growth reflecting the benefits of cost reduction projects and a focus on profitable growth
Our business across the Asia Pacific region had an excellent year with a particularly strong second half performance. We had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
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
Outside Underlying profit from operations were restructuring costs of £15 million. The main costs arose from headcount reductions in the Australian and New Zealand supply chain operations (£6 million), in the Indian supply chain operations (£5 million) and the reorganisation of the Chinese route-to-market (£2 million).
Central

		Base	Acquisitions/	53rd week	Exchange
Full year results (£m)	2004	business	Disposals	est	effects	2005

Revenue	10	(1)	—	—	—	9

		-10%	—	—	—	-10%

Underlying profit from operations	(149)	(8)	—	1	—	(156)

		-5%	—	0%	—	-5%

Underlying operating margins	n/a					n/a

Central revenue arises on the rendering of research and development services to third parties. Central costs have increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.

Capital structure and resources
Capital structure
During 2006, our market capitalisation remained largely unchanged at approximately £11.4 billion. The impact of a 4 pence decrease in the share price during the year to 546 pence at 31 December 2006 (550 pence at 1 January 2006) was offset by the issuance of 10.7 million shares to satisfy employee share awards. Net debt decreased during the year from £3,900 million at the end of 2005 to £2,909 million at the end of 2006, reflecting principally disposal proceeds from Europe Beverages.
We continue to proactively manage our capital structure to maximise shareowner value, whilst maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2007. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust purchased £50 million shares during 2006 (none in 2005) and held 19 million shares at the end of 2006, representing approximately 0.9% of the Company’s issued share capital.
Borrowings
At the end of 2006, the total of gross short-term and long-term borrowings was £3,304 million compared with £4,279 million at the end of 2005. Cash and cash equivalents decreased to £269 million at the end of 2006 compared to £332 million at the end of 2005. Our borrowings, net of cash and cash equivalents and short-term investments, decreased to £2,909 million at the end of 2006, from £3,900 million at the end of 2005. The reduction has been driven by the net proceeds from disposals (principally Europe, South Africa and Syria beverages) offset by acquisitions (principally CSBG) and the Free Cash Flow for the period. At the end of 2006 £1,843 million of our gross debt was due after one year, however, 68% of the £1,461 million of debt due within one year was supported by undrawn committed facilities of £1 billion maturing after more than one year.
Gearing is calculated as follows:

	2006	2005	2004
	£m	£m	£m

Net debt (see page 50)	2,909	3,900	3,870

Ordinary shareholders’ funds	3,688	3,008	2,071

Equity minority interests	8	27	21

	3,696	3,035	2,092

Gearing ratio %	79	129	185

At the end of 2006, 75% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Further information on our use of derivative financial instruments is given below. The reduced profit from operations (partially offset by a reduced interest charge) resulted in the Group’s interest cover falling to 5.0 times from 5.7 times in 2005.
At 31 December 2006, we had undrawn committed borrowing facilities of £1 billion. This relates to a revolving credit facility, which matures in 2010. The interest rates payable on this borrowing facility are LIBOR plus 0.225% to 0.375% per annum. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect our operations. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
Our long-term credit rating remained unchanged during 2006 at BBB.
For 2007, debt levels at constant currencies are expected to reduce following further operational cash inflows. The Group’s debt is largely denominated in foreign currencies (see page F-48).
The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.

Details of the currency and interest rate profile of our borrowings are disclosed on page F-50 to the financial statements.
Net debt
References to “Net debt” refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.
The table below reconciles Net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2006	2005	2004
	£m	£m	£m

Short-term investments	126	47	21
Cash and cash equivalents	269	332	325
Short-term borrowings and overdrafts	(1,439)	(1,194)	(610)
Obligations under finance leases	(22)	(20)	(20)
Borrowings – non current	(1,810)	(3,022)	(3,520)
Obligations under finance lease- non current	(33)	(43)	(66)

Net debt	(2,909)	(3,900)	(3,870)

“Net debt” is not a defined term under IFRS or US Generally Accepted Accounting Principles (US GAAP) and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net debt is the measure we use for internal debt analysis. We believe that Net debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.
Contractual obligations
As at 31 December 2006:
Contractual obligations

	Payments due by period
	Total	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m

Bank loans and overdrafts	297	167	60	69	1
Estimated Interest payments — borrowings	303	93	69	95	46
Estimated Interest payments — interest rate swaps	110	74	36	—	—
Finance leases	55	22	25	4	4
Other borrowings	2,952	1,272	1,095	77	508
Operating leases	380	66	107	83	124
Purchase obligations	300	273	27	—	—
Expected payments into pension plans	358	120	238	—	—
Other non-current liabilities	53	—	53	—	—

Total	4,808	2,087	1,710	328	683

Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.
Other non-current liabilities comprise trade and other payables, tax payable and long term provisions. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.
Expected payments into pension plans represents the best current estimate of the payments to be made into the scheme over the next three years. We do not believe that it is possible to estimate with any accuracy the contribution rates that will arise subsequent to this valuation.
The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 31 December 2006 being £3,520 million (2005: £4,064 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2006 was £2,658 million (2005: £3,607 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2005: £14 million).
Off balance sheet arrangements
The Group has no off balance sheet arrangements.

Cash Flows
Free Cash Flow
We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust (see page F-58).
“Free Cash Flow” is not a defined term under IFRS or US generally Accepted Accounting Principles (US GAAP) and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as interest and taxation costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. Free Cash Flow therefore represents the amount of cash generated in the year by the business and provides investors with an indication of the net cash flows generated that may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

	2006	2005	2004
	£m	£m	£m

Net cash from operating activities	620	891	745
Add back
Additional funding of past service pensions deficit	67	31	—
Income taxes paid on disposals	83	—	—
Less:
Net capital expenditure	(300)	(261)	(259)
Net dividends paid	(270)	(257)	(257)
Free Cash Flow	200	404	229

Net capital expenditure includes purchases of property, plant and equipment (£384 million) less proceeds on disposal of property, plant and equipment (£84 million). Net dividends paid includes dividends paid (£272 million), dividends paid to minority interests (£4 million) less dividends received from associates (£6 million).
We generated Free Cash Flow (after dividend payments) of £200 million, a decrease of £204 million compared to 2005 when Free Cash Flow was £404 million (2004: £229 million).
At the exchange rate ruling in 2003 (the year when the £1.5 billion Free Cash Flow target was set), Free Cash Flow was £242 million, taking cumulative Free Cash Flow to £957 million.
The Free Cash Flow has been adversely impacted by £100 million of one off items, including CSBG, Cadbury Nigeria and the product recall, increases in the tax paid in the year, higher capital expenditure and dividend payments. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.
Net cash flow from operating activities as shown in the cash flow statement on page F-6 was £620 million (2005: £891 million; 2004: £745 million).
Cash flows on acquisitions and disposals
The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.
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
Net cash flow before financing in 2006 was £1,142 million (2005: £583 million; 2004: £550 million).
Financing cash flows
The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareholders. In the year net repayments of borrowings were £949 million.
The net cash outflow from financing during 2005 was £592 million. This included payment of dividends of £261 million to shareholders. In the year borrowings of £193 million were repaid. This was offset by the £219 million of incremental borrowings required to repay the Group’s US$400 million Quarterly Income Preferred Securities (QUIPs).
The net cash outflow from financing during 2004 was £539 million. The most significant element of this was the payment of dividends of £246 million and the net repayment of borrowings of £397 million.
Net cash
Cash and cash equivalents (net of overdrafts) increased during 2006 by £90 million to £186 million and decreased during 2005 by £8 million to £276 million. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.

Capital expenditure
Capital expenditure in 2006 was £384 million (2005: £298 million; 2004: £285 million), an increase of 29% over the level of expenditure in 2005. Key areas of capital expenditure increase related principally to CSBG (where, as we envisaged at the time of the acquisition, we need to increase capital investment to deliver the acquisition case) and investment in the production capacity and facilities of the Group, in particular gum capacity. All these projects were funded from internal resources.
For 2007 we expect capital spend to be between 5% and 5.5% of revenue. At 31 December 2006 we had capital commitments of £11 million. We expect to continue to fund this from internal resources.
Treasury risk management
We are exposed to market risks arising from our international business. Derivative financial instruments are utilised to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review. Other than as expressly stated, the policies set out below apply to prior years as well as being forward looking.
Substantially all financial instruments economically hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and we are of the opinion that it is highly probable that they will occur. However, such transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(i) Liquidity risk
We seek to achieve a balance between certainty of funding, even at difficult times for the markets or ourselves, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that all projected net borrowing needs are covered by committed facilities. The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond our means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.
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
The policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of debt.
75% of net debt was at fixed rates of interest at the year end (2005: 84%; 2004: 85%). Assuming no changes to the borrowings or hedges, we estimate that a rise of 1 percentage point in interest rates in all currencies in which we have borrowings would have affected 2006 profit before tax by 2% (2005: less than 1%; 2004: 2%).
(iii) Currency risk
We operate internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. We do not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
We seek to relate the structure of borrowings to the trading cash flows that service them. Our policy is to maintain broadly similar fixed charge cover ratios for each currency bloc and to ensure that the ratio for any currency bloc does not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
Based on our results for the year ended 31 December 2006, a 1% fluctuation in the value of sterling relative to each of the other currencies in the countries in which we sell our products would result in a £63 million and £9 million change in our revenues and profit from operations respectively.
We also have transactional currency exposures arising from our international trade. Our policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. We make use of the forward foreign exchange markets to hedge these exposures.
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
The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 31 December 2006, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 31 December 2006, with all other variables remaining constant. Further information on fair values is set out in Note 28 to the Financial Statements.
The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.
As at 31 December 2006:

	Fair value changes arising from
			10% weakening
			in £ against
		1% decrease in	other
		interest rates	currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash-cash equivalents	269	—	14

Short-term investments	126	—	11

Borrowings	(3,277)	55	304

Currency and interest rate swaps	10	(1)	1

Interest rate swaps	(4)	2	—

Currency exchange contracts (including embedded derivatives)	10	—	1

As at 1 January 2006:

	Fair value changes arising from
			10% weakening
			in £ against
		1% decrease in	other
		interest rates	currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash-cash equivalents	332	—	19

Short-term investments	47	—	4

Borrowings	(4,277)	(96)	(364)

Currency and interest rate swaps	11	2	1

Interest rate swaps	(9)	(6)	(1)

Currency exchange contracts (including embedded derivatives)	(2)	—	4

As at 2 January 2005:

	Fair value changes arising from
			10% weakening
			in £ against
		1% decrease in	other
		interest rates	currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash-cash equivalents	201	—	17

Short-term investments	145	—	8

Debt	(4,254)	(97)	(312)

Currency and interest rate swaps	(5)	4	20

Interest rate swaps	(25)	(28)	(2)

Currency exchange contracts	(10)	—	32

Quarterly Income Preferred Securities (see Note 30)	(219)	(2)	(22)

(v) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 31 December 2006:

	2006	2005	2004
	Fair	Fair	Fair
	value	value	value
	£m	£m	£m

Commodities (asset)	3	13	5

Commodities (liabilities)	(5)	(1)	(7)

Total £ equivalent notional	(2)	12	(2)

Commodity derivative contracts were held in Sterling and US dollars. The equivalent notional value of commodities held at the year-end increased from £135 million in 2005 to £160 million in 2006, the majority of which matures within one year.
The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on commodity exchanges. Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at the year end would result in a decrease in fair value of £7.0 million (2005: £6.8 million; 2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(vi) Credit risk
We are exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but we do not expect any counterparties to fail to meet their obligations given our policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a net positive fair value at the reporting date.
Review of accounting policies
Critical accounting estimates
The preparation of our financial statements in conformity with IFRS and US GAAP, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
Critical accounting estimates are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting estimates are discussed below.
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
(i) Brands and other acquisition intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 99% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and there brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams and CSBG, a definite life is assigned and the value is amortised over the life.

The cost of brands and other acquisition intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.
A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported profit from operations and reduce the value of the assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.
(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value, as is the case for Cadbury Nigeria as at 31 December 2006, an impairment is charged to the income statement.
The key assumptions applied in arriving at a value in use for a long-lived asset are:

> The estimated future cash flows that will be derived from the asset; and

> The discount rate to be applied in arriving at a present value for these future cash flows.
(iii) Future cash flows
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
(iv) Discount rates
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

(v) Trade spend and promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgements. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.
Up front payments are made to secure product installation in the fountain and food service channel of several of our beverage products. These payments are amortised (as a deduction to revenue) based upon a methodology (time or volumes sold) consistent with our contractual rights under these arrangements. The total unamortised up front payments as at the year end amounted to approximately £42 million. The weighted average period over which the up front payments are being amortised is approximately 14 years with the longest period being 18 years. Were we unable to enforce our rights under the relevant contracts we may be required to accelerate the recognition of such costs, which would reduce future revenue.
(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, US, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.
The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuations in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
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
In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will increase the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will increase. If the actual returns exceed the long-term estimate the charge recorded in future periods will decrease.
An indication of the variability of the main assumptions applied by management over the past three years is set out below:

	2006	2005	2004

Discount rate	5.2%	5.0%	5.4%

Rate of asset returns	6.8%	7.2%	7.4%

Rate of salary increases	4.4%	4.2%	4.4%

A 25 basis point decrease in the estimate of the discount factor would have resulted in an approximate £3 million increase in the pension costs. A 25 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £6 million increase in the pension costs.

(vii) Income taxes
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
We operate in numerous countries but the tax regulations in the US and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.
In the last three years the impact that revising the initial estimates has had on the recorded charge for current taxes and the corresponding increase in profits is set out below:

	2006	2005	2004
	£m	£m	£m

Increase/(reduction) in current tax charge	4	(38)	(60)

Increase/(reduction) in deferred tax charge	(46)	(96)	8

We recognised deferred tax liabilities of £1,050 million at 31 December 2006 (2005: £954 million; 2004: £895 million), and have recognised deferred tax assets of £170 million (2005: £123 million; 2004: £17 million). There are further unrecognised deferred tax assets for losses of £187 million (2005: £165 million; 2004: £115 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £74 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.
Accounting policy changes
There have been no significant changes in our IFRS accounting policies during 2006.
In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This Statement, which is effective at 31 December 2006 for the Group, requires employers to recognise the funded status through comprehensive income and provides for additional disclosures. SFAS 158 also establishes the measurement date of plan assets and obligations as the date of the employer’s year end. The Group has adopted the provisions of SFAS 158 that are applicable for the year ended 31 December 2006, but has elected to defer the change of measurement date as permitted by SFAS 158. The impact of the adoption of SFAS 158 on the Group was to decrease net assets by approximately £78 million.

Summary of significant IFRS to US GAAP differences
The significant IFRS to US GAAP differences applicable to the Group are explained in Note 40 to the Financial Statements.
The required disclosures on changes and proposed changes to US GAAP and IFRS are given in Note 41 to the Financial Statements. These disclosures cover:
US GAAP

•	SFAS 155 – Accounting for Certain Hybrid Financial Instruments and Amendment of FASB Statements No. 133 and 140

•	SFAS 156 – Accounting for Servicing of Financial Assets

•	SFAS 157 – Fair Value Measurements

•	SFAS 158 – Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

•	SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities

•	FIN 48 – Accounting for Uncertainty in Income Taxes
IFRS
•	IFRS 7 – Financial Instruments: Disclosures

•	IFRS 8 – Operating Segments

•	IFRIC 7 – Applying the Restatement Approach

•	IFRIC 8 – Scope of IFRS 2

•	IFRIC 9 – Reassessment of Embedded Derivatives

•	IFRIC 10 – Interim Financial Reporting and Impairment

•	IFRIC 11 – IFRS 2 – Group and Treasury Share Transactions

•	IFRIC 12 – Service Concession Arrangements
The Group is assessing the impact that the adoption of any of these changes and proposed changes to US GAAP and IFRS will have on its operations and financial position.

ITEM 6:      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
BOARD OF DIRECTORS
We are managed by our Board of Directors. The following sets forth information concerning each of the directors of the Company as of March 31, 2007.
Sir John Sunderland,
Chairman
Term of office: Appointed as Chairman in May 2003. Sir John was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2007.
Skills and experience: Sir John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. Sir John has held senior leadership roles within the Company, including being CEO from 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organizations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value.
Other directorships and offices:
•	President of the Confederation of British Industry

•	Non-executive Director of Barclays PLC

•	Director of the Financial Reporting Council

•	Advisory Board member of CVC Capital Partners

•	Advisory Board member of Ian Jones & Partners

•	Advisory Board member of Marakon Associates
Board Committee membership:
•	Chairman of the Nomination Committee

•	Corporate and Social Responsibility Committee
Roger Carr,
Deputy Chairman and Senior Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent Non-Executive Director since May 2003. Roger was last re-elected in 2006 and is not retiring by rotation or standing for re-election in 2007.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
•	Non-executive Chairman of Centrica plc

•	Non-executive Chairman of Mitchells & Butlers plc

•	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd

•	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
•	Chairman of Chubb plc (2000-2002)

•	Chairman of Thames Water (1998-2000)

•	Chief Executive Officer of Williams plc (1994-2000)
Board Committee membership:
•	Audit Committee

•	Remuneration Committee

•	Nomination Committee

Todd Stitzer,
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2006 and is not retiring by rotation or standing for re-election in 2007.
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
Ken Hanna,
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006 and is not retiring by rotation or standing for re-election in 2007.
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
Board Committee membership:
None

Bob Stack,
Chief Human Resources Officer
Term of Office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
•	Non-executive Director of J Sainsbury plc

•	Visiting Professor at Henley Management College
Board Committee membership:
•	Corporate and Social Responsibility Committee
Dr. Wolfgang Berndt,
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2007.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Non-executive Director of Lloyds TSB Group plc

•	Non-executive Director of GfK AG

•	Non-executive Director of Telekom Austria

•	Board member of the Institute for the Future

•	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
Board Committee membership:
•	Audit Committee

•	Remuneration Committee
Rick Braddock,
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is retiring from the Board at the 2007 AGM.
Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
•	Non-executive Director of Eastman Kodak Company

•	Non-executive Director of Marriott International, Inc

•	Non-executive Director of the Lincoln Center for the Performing Arts

•	Chairman of MidOcean Partners
Board Committee membership:
•	Chairman of the Remuneration Committee

•	Audit Committee

•	Corporate and Social Responsibility Committee

•	Nomination Committee

Lord Patten,
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 July 2005. Lord Patten was last re-elected in 2006 and is not retiring by rotation or standing for re-election in 2007.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
•	Chancellor of Oxford University

•	Chancellor of Newcastle University

•	Advisory Board member of Bridgepoint Capital Ltd

•	Advisory Board Member of AIG

•	European Commissioner for External Relations (1999-2004)

•	Governor of Hong Kong (1992-1997)
Board Committee membership:
•	Chairman of the Corporate and Social Responsibility Committee
•	Nomination Committee
David Thompson,
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998 and last re-elected in 2004. David is retiring and standing for re-election in 2007.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
•	Chairman of the Nottingham Building Society

•	Finance Director of The Boots Company plc (1990-2002)
Board Committee membership:
•	Chairman of the Audit Committee

•	Corporate and Social Responsibility Committee

•	Remuneration Committee

•	Nomination Committee
Rosemary Thorne,
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is retiring and standing for re-election in 2007.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organizations.
Other directorships and offices:
•	Group Finance Director of Ladbrokes plc (January 2006 - March 2007)

•	Non-executive Director of Abbey National plc

•	Group Finance Director of Bradford & Bingley plc (1999-2005)

•	Member of the Financial Reporting Council

•	Council member of The University of Warwick and Royal College of Art
Board Committee membership:
•	Audit Committee

•	Remuneration Committee

•	Corporate and Social Responsibility Committee

•	Nomination Committee

Sanjiv Ahuja,
Independent Non-Executive Director
Term of office: Appointed to the Board on 19 May 2006. Sanjiv will stand for re-election in 2007 at the first Annual General Meeting since his appointment.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
•	Chief Executive Officer of Orange SA

•	Member of France Telecom’s Group Management Committee

•	Non-executive Director of Mobistar SA

•	Non-executive Director of Williams Sonoma, Inc.
Board Committee Membership
•	Nomination Committee

•	Corporate and Social responsibility Committee
Raymond Viault,
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 September 2006. Raymond is standing for re-election in 2007 at the first Annual General Meeting since his appointment.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Director of Safeway, Inc.

•	Director of Newell Rubbermaid, Inc.

•	Director of VF Corporation

•	Vice Chairman of General Mills, Inc. (1996-2004)
Board Committee Membership
•	Audit Committee

•	Remuneration Committee

•	Nomination Committee
Hester Blanks,
Group Secretary
Term of office: Appointed Group Secretary on 1 July 2005.
Skills and experience: Hester started her career in Cadbury Schweppes as a lawyer in 1984, having previously worked at Clifford Turner in London. She became Board Secretary to Coca-Cola & Schweppes Beverages in 1987 and then held a variety of senior legal roles within the business, latterly in 2003 as Legal Director (Group).

UK corporate governance
In 2006, we fully complied with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance.
US corporate governance
Because we are a UK company with our shares listed on the New York Stock Exchange (the NYSE) as well as the London Stock Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this Committee to consider corporate governance matters on behalf of the Board. Our Nomination Committee is not entirely independent, as it is chaired by Sir John Sunderland. Our Audit Committee considers corporate governance matters on behalf of the Board, and is composed entirely of independent directors. The NYSE rules allow a committee other than the Nomination Committee to fulfill this role as long as all of its members are independent directors.

Corporate governance report
In managing the affairs of the Company, the Board of Cadbury Schweppes plc is committed to the principles of good corporate governance and dedicated to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board adopted a Statement of Corporate Governance Principles on 16 February 2007 and this can be found on our website. It explains the fundamental principles which guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC, the Global Leadership Team, and managers are required to sign up to Cadbury Schweppes’ Business Principles on an annual basis to confirm that they will abide by them. We have in place a confidential, all employee Speaking Up helpline in most languages, which enables employees to report concerns of breaches of the Business Principles and any other breach of standards of good behaviour. Both the Code and the Business Principles are available on the Group’s website, www.cadburyschweppes.com.
The Board
As at the date of this report, the Board has 12 members: three Executive Directors, and nine non-executive Directors all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the non-executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life and as such each contributes significant weight to Board decisions.
In 2006 we appointed two new Directors: Sanjiv Ahuja, Chief Executive of Orange SA, on 19 May and Raymond Viault, former Vice Chairman of General Mills, Inc., on 1 September. Baroness Wilcox retired from the Board on 31 December 2006, following a commitment to the Company of almost 10 years. David Thompson and Rick Braddock will have both served on the Board for over nine years as at the date of this report. Rick Braddock will therefore retire at the AGM; David has agreed, at the request of the Board, to remain on the Board for a further period to enable a smooth succession for the key role as Chairman of the Audit Committee. As such he will be proposed for re-election by the shareowners at the forthcoming AGM. As noted below, the Board has considered David Thompson’s independence and determined that he remains independent. With effect from 1 June 2007, Ellen Marram will join the Board as a non-executive Director. Biographies of each of the Directors as at the date of this report, can be found on pages 59 to 63.
Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2006 was as follows:

				Corporate
				and Social
	Board	Strategy	Audit	Responsibility	Nomination	Remuneration
	(7 meetings)	(1 meeting)	(4 meetings)	(2[4] meetings)	(3[4] meetings)	(4 meetings)

Sir John Sunderland	7	1	n/a	2	3	n/a
Roger Carr(2)	6	1	3	1	2	4
Todd Stitzer	7	1	n/a	2	n/a	n/a
Ken Hanna	7	1	n/a	n/a	n/a	n/a
Bob Stack	7	1	n/a	2	n/a	n/a
Sanjiv Ahuja(1)	5	1	n/a	1	1	n/a
Wolfgang Berndt(2)	7	1	4	1	1	4
Rick Braddock(2)	6	1	2	0	0	3
Lord Patten(2)	7	1	n/a	2	1	n/a
David Thompson(2)	7	1	4	2	1	4
Rosemary Thorne(2)	7	1	4	1	1	4
Raymond Viault(3)	3	1	n/a	n/a	n/a	n/a
Baroness Wilcox(2)	7	1	n/a	2	2	n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the chairman of the Committee.

[1]	Sanjiv Ahuja was appointed a non-executive Director on 19 May 2006. He has not missed a Board meeting since his appointment.

[2]	When Directors have not been able to attend meetings due to conflicts in their schedule, they receive and read the papers for consideration at that meeting, and have the opportunity to relay their comments in advance, and if necessary follow up with the relevant chairman on the decisions taken at the meeting.

[3]	Raymond Viault was appointed a non-executive Director on 1 September 2006. He has not missed a Board meeting since his appointment.

[4]	The Nomination Committee and Corporate and Social Responsibility Committee memberships were amended in July 2006 to include all the non-executive Directors.

Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the day to day management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board which provides a framework for the Board to oversee control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board met 7 times during 2006, with an additional meeting on 19 October 2006 dedicated to a review of the Group’s strategy. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which was formed on 17 February 2006 and which deals with routine business between Board meetings; following a formal decision, the Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on pages 68 and 69.
How the Board operates
Reserved and delegated authorities: The Board has a formal schedule of matters reserved to it for decision, which includes:

>	Responsibility for the strategic direction of the Group;

>	Committing to major capital expenditure, acquisitions and disposals;

>	Satisfying itself as to the integrity of financial information;

>	Reviewing the effectiveness of the Group’s system of internal control and risk management process;

>	Authorisation of any material borrowings and any issue of equity securities;

>	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters;

>	Ensuring adequate succession planning for the Board and senior management and appointing and removing Directors and Committee Members;

>	Approval of annual and interim results;

>	Dividend policy;

>	Monitoring institutional investor guidelines and corporate governance principles;

>	Undertaking a formal and rigorous review annually of its own performance, that of its committees and individual Directors; and

>	Reviewing the Company’s corporate governance arrangements.
Other matters are delegated to Board Committees or to individual executives.
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
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary, at the Company’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a non-executive). No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. Any questions shareowners may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary.
Board effectiveness
Induction: On joining the Board, Directors are given background information describing the Company and its activities. Raymond Viault and Sanjiv Ahuja, who were appointed as Directors during 2006, received an induction pack of information on our business following their appointment. This included guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings were arranged with the members of the Chief Executive’s Committee (see page 69) and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits have been arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committee the Directors will serve on.
Continuing professional development: During 2006 we held two seminars for Board members. The first covered the Market Abuse Directive and a briefing on corporate governance and company law. The second session dealt with further corporate governance and company law matters including the Transparency Directive and the Takeover Code; there was also a presentation on social, environmental and ethical issues and regulatory compliance. These formal sessions are in addition to written briefings to the Board on areas of regulatory and legislative change.
Performance evaluation: During the year the Board has undertaken a formal and independent evaluation of its performance and effectiveness using external consultants, Egon Zehnder. The review combined qualitative dialogue and a quantitative questionnaire to establish a comprehensive foundation from which to track Board effectiveness going forward. The review covered Board effectiveness in terms of dynamics and processes and individual Director contributions. The Board discussed the findings and recommendations at its meeting in October. Subsequently, the Chairman and the Senior Independent non-executive Director (as described below) reviewed the personal feedback collated for each Director and shared their respective feedback with each other, facilitated by Egon Zehnder. Overall the review concluded that the Board is well functioning and captures the benefits of a unitary board with issues generally raised in good time for consultation, debate and effective decision-making. The Executive team is responsive to challenges from the non-executives who were engaged and probing. Governance and Board processes in general are robust and recommendations on improvements are already well in hand. Each of the committees was also reviewed and progress has been made.

The CEO and Chairman’s job descriptions
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined as follows:
Chairman
Sir John Sunderland, the Chairman, spends 2-3 days a week on the business of the Group. Sir John’s role and responsibilities are as follows:
>	Ensures the effective running of the Board, its agenda and processes;

>	Ensures the Board agrees the strategy for the Company and checks on its implementation;

>	Promotes the highest standards of corporate governance and ensures appropriate communication with shareowners on these and our financial performance;

>	Ensures the maintenance of our “Purpose and Values” (a framework for our strategic intent);

>	Ensures we have an adequate succession planning process at the Board and senior management level;

>	Acts externally in maintaining appropriate relationships and projects the Company and our views; and

>	Works with the Chief Executive Officer and the Chief Executive’s Committee to provide support and advice as appropriate.
Chief Executive Officer
Todd Stitzer is our Chief Executive Officer. Todd’s role and responsibilities are as follows;
>	Develop and translate strategies into a manageable set of goals and priorities and communicate and implement these;

>	Provide motivation and leadership to the regions and functions; chairing the Chief Executive’s Committee and setting its style and tone;

>	Manage and lead on major transactions and operating issues facing the business;

>	Set the overall policy and direction of our business operations, investment and other activities within a framework of prudent and effective risk management, and ensure that functions to control those risks operate satisfactorily;

>	Ensure the soundness of our financial structure, results (including cash flow) and forecasts and take corrective action when necessary;

>	Ensure that our financial management is performed to the highest levels of integrity, quality and transparency and in the interests of shareowner value;

>	Ensure that our business standards are of the highest order, fully in compliance with laws and regulations and that we operate in a manner consistent with ‘Our Business Principles’;

>	Ensure that growth in shareowner value is compatible with an increased accountability for social and environmental performance;

>	Develop policies and strategies for managing health and nutrition issues and related obesity concerns;

>	Develop and maintain strong communication programmes and dialogues to inform shareowners, analysts etc. of our results and progress; and

>	With the Chairman, provide external leadership and represent the Company with major customers and industry organisations.
External directorships for executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each executive Director is only permitted to accept one appointment as a non-executive director of another listed company. The Board considers that executive Directors can gain valuable experience and knowledge through such appointments.
Details of the fees received by the Directors for external appointments can be found in the Directors’ Remuneration Report on page 79.
Non-executive Directors
The Board reviews the independence of all non-executive Directors annually and have determined that all such Directors (except Sir John Sunderland) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement.
Senior independent non-executive Director: Roger Carr is the Senior independent non-executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the non-executive Directors without executive management or the Chairman being present.
Terms of appointment: Sir John Sunderland was appointed for an initial term of one year which has now been extended to 2008. All other non-executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the non-executives are summarised in the Directors’ remuneration report on page 80 and are available on request from the Group Secretary.
Meetings of non-executive Directors: The non-executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During September 2006, they held one such meeting chaired by Roger Carr and attended by all the non-executive Directors except for Sanjiv Ahuja.

Key Committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in February 2007. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary to do so.
Audit Committee
Members: David Thompson (Chairman), Rick Braddock, Roger Carr, Wolfgang Berndt, Rosemary Thorne and from 16 February 2007 Raymond Viault.
The Committee consists solely of independent non-executive Directors, all of whom have extensive financial experience in large organisations. All Committee members, except Raymond Viault, held office throughout the year and at the date of this report. The Board has determined that David Thompson is an audit committee financial expert as defined by the US Securities and Exchange Commission.
At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, Group Secretary, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is Secretary to the Committee. The Committee met four times in 2006, meeting separately with the external auditors in February and July, and with the internal auditors in July. The Chairman also holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.
The composition and role of the Audit Committee is reviewed annually against the recommendations made in the Smith Report published in 2003, and complies with all of that Report’s recommendations.
Key duties:
>	Responsible for all accounting matters and financial reporting matters prior to submission to the Board for endorsement;

>	To monitor the integrity of the Company’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

>	To review major changes in accounting policies and practices;

>	To review the Company’s internal controls and their effectiveness;

>	To review the Company’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

>	To review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;

>	To consider the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the following year;

>	To review the provision and scope of audit and non-audit work by the external auditor and the fees charged;

>	To receive reports from the Speaking Up programme (established to investigate complaints in confidence from employees and others);

>	To receive semi-annual reports on Group legal matters including litigation;

>	To receive an annual review of the effectiveness of the Committee;

>	To review corporate governance developments in the UK and US and the Group’s response to these developments; and

>	To monitor the Group’s risk management and business ethics processes.
In 2006, the Committee’s agenda included the programme for ensuring compliance with section 404 Sarbanes-Oxley (which applied to the Group for the first time this year), changes to UK corporate legislation, restructuring of the Group’s risk processes (including the establishment of the Risk and Compliance Committee led by Todd Stitzer) and work to redefine the role and operation of Internal Audit. The Committee was also heavily involved in considering the Group’s response to the accounting irregularities and other issues in Cadbury Nigeria, explained elsewhere in this document.
Non-audit services: In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee.
Auditor independence: Ensures that the external auditor remains independent of the Company. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.
Details of the fees paid to the external auditor in 2006 can be found at Note 6 in the financial statements.
Nomination Committee
Members: All non-executive Directors except Wolfgang Berndt and David Thompson. The membership was amended in July 2006 to include all current non-executive Directors; prior to this the Committee consisted of Sir John Sunderland, Roger Carr and Baroness Wilcox. Raymond Viault joined the Committee in February 2007.

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
The Nomination Committee is responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have recently appointed three new non-executives, and two of the longest serving non-executives have retired or will soon retire. The re-elections proposed at the AGM reflect the Board’s policy on its development. No Director participates in the discussions considering his or her successor.
During 2006, the Committee met three times to review succession planning and the appointment of Sanjiv Ahuja, Raymond Viault and Ellen Marram as new non-executive Directors. External search consultants were engaged to produce a list of candidates for this appointment. This list was then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee. The Directors then met Sanjiv, Raymond and Ellen and their nominations were presented to the Board for approval at the February and September 2006 and February 2007 Board meetings respectively.
Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on page 73.
Corporate and Social Responsibility Committee
Members: Lord Patten (Chairman), Bob Stack, Todd Stitzer, Sir John Sunderland, David Thompson, and, from July 2006, Sanjiv Ahuja, Rick Braddock and Rosemary Thorne. Baroness Wilcox was Chairman until 31 December 2006. The terms of membership of the Committee were amended in July 2006 to include all non-executive Directors as members.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Lord Patten was appointed Chairman on 1 January 2007 on the resignation from the Board of Baroness Wilcox on 31 December 2006.
Chief Executive’s Committee (CEC)
Members: Todd Stitzer (Chairman), Hester Blanks (also Secretary to the Committee), Gil Cassagne, Jim Chambers, Steve Driver, Ken Hanna, David Macnair, Tamara Minick-Scokalo (from 2 January 2007), Matt Shattock, Bob Stack, Hank Udow, Rajiv Wahi and Mark Reckitt (from 2 January 2007).
The CEC deals with major operational and management issues including the review of monthly financial results and forecasts, proposals for capital expenditure and major operating issues.
Relations with shareowners
Our shareowners are very important to us. All shareowners receive regular communications from the Group and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website. Presentations and webcasts on the development of the business are available on the website.
Annual General Meeting (“AGM”)
The Board views the AGM as an opportunity for individual shareowners to question the Chairman, and through him the chairmen of the various Board Committees and other Directors. At the AGM there will be statements by the Chairman and Chief Executive Officer, and all the Directors plan to attend.
Directors are submitted for reappointment by the shareowners at regular intervals. At each Annual General Meeting, not less than one-third of the Directors must retire by rotation. In addition, any Director who has been a Director at either of the two previous Annual General Meetings but who has not retired by rotation, and any Director who was appointed since the last Annual General Meeting, must retire.
Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareowners. Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by taking a poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
The Company engages with its institutional investors on a day-to-day basis via the Chief Executive Officer and the Chief Financial Officer. The senior independent non-executive Director and other members of the Board are also available to meet major shareowners on request. The Chairman contacts the top 10 shareowners each year with an offer to meet them. As part of his role as the senior independent non-executive Director, Roger Carr is also available to shareowners when contact with the executive Directors or the Chairman may not be appropriate.

The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and continental Europe on a regular basis. In October 2006, they hosted a seminar for institutional investors, analysts and brokers in New York and London.
The Directors are supported by our Investor Relations department (IR), which is in regular contact with institutional investors, analysts and brokers. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors including Goldman Sachs, UBS and Makinson Cowell. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop an understanding of the views of our major shareowners.
Company website
Our website, www.cadburyschweppes.com, is a primary source of information on the Company. The site includes an archive of financial announcements and presentations, as well as detailed information on our corporate governance practices. This includes:
>	Our Financial Code of Ethics;

>	Our Business Principles;

>	Our Statement of Corporate Governance Principles;

>	Details of how we comply with the Combined Code on Corporate Governance;

>	Terms of reference for the Audit, Corporate and Social Responsibility, Nomination and Remuneration Committees;

>	Summary of the terms and conditions of the appointment of our non-executive Directors;

>	Full schedule of matters reserved for the Board;

>	Details of our approach to corporate and social responsibility;

>	Documentation sent to shareowners, including AGM material and our report and accounts; and

>	Voting figures from the AGM.
Shareowners can register to receive a notification when any press releases are made. Information contained on our website is not incorporated by reference or otherwise as part of this Report on Form 20-F.
Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include identifying, evaluating and managing the related risks.
The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
>	The key business objectives are clearly specified at all levels within the Group;

>	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;

>	The organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;

>	Procedures to ensure compliance with external regulations;

>	The network of disclosure review committees which exists throughout the Group (described below);

>	Procedures to learn from control failures and to drive continuous improvement in control effectiveness;

>	A wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;

>	Individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;

>	On an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organization. The key risks facing the Group are summarised on pages 6 to 9;

>	Various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group management and the Audit Committee; and

>	The Audit Committee approves plans for control self-assessment activities by business units and regions as well as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditor.
The management of all forms of business risk continues to be an important part of ensuring that we continue to create and protect value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 52 to 54).
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Regional and global status reports assessing the extent to which all major risks have been effectively mitigated are prepared every six months and are reviewed by the Audit Committee. A structure of central Group and regional risk and compliance committees came into operation from January 2007.

The Group also established in 2002 a network of disclosure review committees (DRC) throughout the organisation. The Group DRC, chaired by the Chief Legal Officer and comprising senior executives at and below Board level, reviews financial and trading statements and releases, and the verification process which underpins these. Meetings are attended by the Group’s external auditors, and UK and US legal advisors. It ensures that such statements and releases are accurate and complete and comply with all relevant legislation and regulation. Each region and function is required to have its own DRC reporting to the Group DRC to ensure that interim and full year financial reporting is accurate and that all matters which may be material to the Group as a whole have been reported to the Board. The Group DRC reports its findings to the Audit Committee and through that Committee to the Board.
At the year end, the Group’s only significant associate is Camelot, which is managed in line with its shareholder agreement.
The Group is subject to the requirements of the US Sarbanes-Oxley Act as a result of the listing of its American Depository Receipts (ADRs) on the New York Stock Exchange. Throughout 2006, progress has been made on the evaluation of controls and their enhancement where necessary to comply with section 404 of that Act. See page 93 for Managements Annual Report on Internal Control over Financial Reporting.
On 20 February 2006, Cadbury Schweppes plc acquired a majority holding of Cadbury Nigeria, a listed entity in which the Group previously had been a minority investor and which it had treated as an associate for accounting purposes. Subsequently significant mis-statements of Cadbury Nigeria’s balance sheet and profit and loss account were identified. Following an investigation, management ascertained that these irregularities dated back over a number of years and comprised inappropriate recognition of revenue, overvaluation of assets (including working capital balances and fixed assets) and the undervaluation of liabilities. These accounting mis-statements have been corrected in the consolidated financial statements of Cadbury Schweppes plc in 2006. The adjustment has been recorded within the associate line as the irregularities occurred in the period in which Cadbury Nigeria was treated as an associate. Consequently the Group has recognised a charge of £23 million reflecting its share of the adjustments. Both the former CEO and CFO of Cadbury Nigeria have now left the business. The CEO has been replaced with a former Cadbury Schweppes General Manager who has extensive operational experience in Africa and the CFO with an experienced Cadbury Schweppes Finance Director.
The Group is performing a full review of the financial processes, systems and people capabilities in place at Cadbury Nigeria and anticipates further changes will be made in 2007. Our Group Internal Audit will also separately perform full audit reviews of the business in 2007.
Other than in relation to Nigeria, the Board’s review of the system of internal control has not identified any failings or weaknesses which it has determined to be significant, and therefore no remedial actions are necessary. Accordingly, the Directors confirm that in compliance with principle C.2 of the Combined Code, the system of internal control for the year ended 31 December 2006 and the period up to 9 March 2007 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.
See “Item 15: Controls and Procedures” for information regarding the Group’s disclosure controls and procedures and the Group’s internal control over financial reporting as defined under the Sarbanes-Oxley Act and related rules promolugated by the SEC.

Management Compensation
Introduction
This report describes the current arrangements for the remuneration of executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the Committee) in 2006. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.
This report complies with the requirements of the Companies Act 1985 (in particular Schedule 7A – Directors’ Remuneration Report) and of the Combined Code.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the executive Directors, and to approve awards under our share based plans. The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareowners. This requires that cost effective packages are provided which are suitable to attract and retain executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareowner interests. The terms of reference of the Committee are available for inspection on our website.
Changes to reward arrangements
Reward arrangements for executive Directors and other senior executives need to remain in line with prevailing practices among other UK-parented companies and be competitive for a global consumer goods company. In 2006, the Committee reviewed arrangements and incentives to ensure that they remain effective and appropriate to the Company’s circumstances and prospects and to monitor the level of potential awards. In the light of the introduction of IFRS and the evolving views of investors opposed to the re-testing of performance conditions applicable to share options, the Committee made the following changes to the policy with effect from 2 January 2006:
>	No more discretionary share options will be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate;

>	As a consequence, for executive Directors, the target and maximum levels of award under the AIP (defined on page •) increased from 80% and 120% to 100% and 150% of salary respectively, and the annual LTIP (defined opposite) award increased from 120% to 160% of salary. The percentage of the LTIP award which vests for threshold performance will reduce from 40% to 30% and this will reduce the percentage of shares vesting for all levels of performance below the 80th percentile. LTIP awards can now be made up to a maximum value of 200% of salary, but any award significantly higher than the proposed 160% level will only be made in exceptional circumstances;

>	The BSRP (defined on page 76) performance related scale was changed from step vesting to a straight line sliding scale;

>	Also, in setting performance ranges for cycles for all our long-term plans from 2006 onwards, the economic profit and earnings per share ranges are expressed in absolute rather than real (post inflation) terms. This is partly because there is no one satisfactory inflation index against which to measure our performance (given that our earnings are generated in numerous currencies), and secondly because an absolute measure is simpler and in line with the way in which we communicate our results.
Similar changes were made to AIP, BSRP and LTIP for executives below Board level. For those who are not eligible for LTIP awards, we widened the scope of the International Share Award Plan. This gives conditional share awards if performance targets are met, so that the expected value of remuneration for these employees is maintained at broadly the same level as previously.
The chart below shows the fixed and variable elements of an executive Director’s remuneration for 2007, and a range of outcomes for each component. Expected value is the present value of the sum of all the various possible outcomes at vesting or exercise of awards, and was calculated using industry accepted methodologies.
In line with recognised good practice and previous commitments, the Committee will undertake a fundamental review of remuneration policy and all incentive plans for submission to shareowners for approval at the AGM in 2008. The review will focus on the following key areas:
>	The structure of senior executive remuneration packages and the balance between fixed and variable remuneration, short and long term incentives and local against international based remuneration;

>	An assessment of the current incentive plans, individually and in the context of overall remuneration, including appropriate performance measures and the balance between Group, regional and local unit results and individual contributions;

>	The issue of an appropriate comparator group for the purpose of remuneration comparisons; and

>	The levels of shareownership required from executives in the context of the market.

Remuneration Committee members and advisers
The Committee consists of:

Rick Braddock	(Chairman of the Committee)
Roger Carr
Wolfgang Berndt
David Thompson
Rosemary Thorne
All are independent non-executive Directors, and all were members of the Board and Committee at the year-end. No other person was a member of the Committee at a time when any matter relating to the executive Directors’ remuneration for 2006 was considered. Raymond Viault joined the Committee on 16 February 2007, and Rick Braddock will leave it when he retires as a Director at the May 2007 Annual General Meeting. Wolfgang Berndt will then take over as chairman of the Committee.
The Committee met four times and passed one written resolution in 2006 to consider and approve, amongst other things:
>	The Directors’ remuneration report for 2005;

>	Proposed salary increases and changes to other compensation elements of the executive Directors’ remuneration;

>	AIP and share based grants to the executive Directors and members of the Chief Executive’s Committee;

>	A review of our share plans and pension arrangements; and

>	Performance measures, weights, targets and allocation guidelines for share based remuneration.
No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

Sir John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Hester Blanks	Group Secretary
Don Mackinlay	Group Remuneration and Benefits Director
John Mills	Director of Group Secretariat and Secretary to the Committee
Hester Blanks, Don Mackinlay and John Mills were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from Towers, Perrin, Forster & Crosby, Inc. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of remuneration matters, to the Group’s operations outside the UK. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May has advised the Committee on legal and regulatory issues and have also provided advice on a broad range of legal issues for the Group during 2006.
Overview of remuneration elements for executives including executive Directors

Element	Objective	Performance period	Performance conditions

Base salary	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of revenue and Underlying economic profit (UEP) targets for the year

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme	Incentivises sustained annual growth Aids retention of executives Supports and encourages share ownership	Three years	Basic award and an additional match subject to continued employment and to achievement of compound annual growth in aggregate UEP

Long Term Incentive Plan (LTIP)	Incentivises long-term value creation	Three years	Half of award subject to total shareowner return (TSR) ranking relative to an international peer group

	Aids retention of executives		Half of award subject to achievement of compound annual growth in aggregate Underlying earnings per share (UEPS)

Discretionary Share Option Plans (No awards made since 2005)	Incentivises earnings growth Aids retention of executives	Three to ten years	Vesting subject to achievement of compound annual growth in (point to point) UEPS. First test at end of three, then five years
	Incentivises increasing share price		Value of award comes from share price growth at time of exercise
Whether particular performance conditions are met is assessed with reference to our annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the executive Directors is shown on pages 81 to 84.

Remuneration policy principles
Our remuneration policy for executives, including executive Directors, is based on the following core principles:
>	Basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;

>	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

>	The performance conditions for our incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency (and on superior shareowner returns for the LTIP) and are widely understood by shareowners;

>	Total remuneration potential is designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

>	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;

>	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, the Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Competitive positioning of remuneration
The Committee carefully considers on a regular basis the market positioning of all executives for whose remuneration it is responsible against the most recent and relevant market data available. For example, for the Chief Executive Officer, market data for the CEO position in companies of comparable size, complexity and international spread in the UK FTSE 100 index is used, with relevant US company details referenced for a broader context.
A similar approach is taken for other senior executives. We benchmark against similar positions in companies of comparable size, complexity and international spread and also participate in several of the leading global surveys of executive remuneration in global consumer goods companies.
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
Balance between fixed and variable pay
Around two-thirds of each executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each executive Director. The following chart shows the fixed (base salary only) and variable elements of the remuneration package for executive Directors for 2006 and 2007 assuming the target (AIP only) and expected value levels of remuneration are achieved.
Fixed and variable elements
Share-based awards and dilution
We ensure that the aggregate of all share-based awards does not exceed the guidelines laid down by the Association of British Insurers. These suggest that the number of awards granted in respect of all share-based schemes should not exceed 10% of the current issued share capital in any rolling ten-year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period. Many of the share option plans we operate use shares purchased in the market to satisfy awards at maturity, thereby ensuring that shareowner value is not unduly diminished or diluted.
The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2002	2003	2004	2005	2006

For all employee schemes	5.16%	4.66%	4.53%	4.58%	5.27%

For discretionary schemes	2.55%	1.97%	1.75%	1.74%	2.36%

Performance graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to 31 December 2006 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is the product of the share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans. In particular, it is not the basis on which we measure LTIP TSR performance which is measured against a more appropriate and consistently demanding peer group.
Historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values
Service contracts
All executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the executive Director giving six months’ notice, and expire in the year in which the executive Director reaches their current contractual retirement age of 60. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of 12 months’ worth of base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. For the BSRP/LTIP provisions which apply on a change of control or termination of employment refer to page 76.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the USA if there are no suitable opportunities for them when their secondments end. All the executive Directors’ contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004.
Salaries and benefits in kind for executive Directors
In setting the base salary of each executive Director, the Committee takes into account market competitiveness and the performance of each individual executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the executive Directors also receive benefits in kind. In 2006, the rate of base salary increases for executive Directors was between 5.7% and 8.9%. These included adjustments relating to changing circumstances. Salaries received by the Executive Directors in the 2006 financial year are shown on page 81.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2006, awards were based on the delivery of underlying economic profit (UEP), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue, both key elements of the annual contract. The award is weighted 60% on the delivery of UEP and 40% on the growth in revenue, and these weightings will remain the same for 2007. For both years, if our trading margin is below the contracted level, the revenue element of the award will be reduced at all levels of performance except at the threshold level. Furthermore, if targets are only achieved at the expense of lowering returns on total invested capital, the Committee reserves the right to reduce AIP payments accordingly.
The target incentive award for an executive Director is 100% of base salary, with the maximum award being at 150% for exceptional performance. AIP awards to executive Directors for 2005 and 2006 were 91% and 74% respectively of base salary, and in 2006, this represented 43.1% on the delivery of UEP and 31.1% on the growth in revenue. AIP received by the executive Directors in respect of the 2006 financial year is shown on page 81.

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. The BSRP is available to a group of approximately 170 senior executives including the Executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.
The BSRP enables participants to invest all or part of their AIP award in, or take their AIP Award as an award over, our shares (“deferred shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three year period, they forfeit some of the additional shares and in certain cases it is possible that all of the deferred shares and the additional shares may be forfeited. Each year the Executive Directors have chosen to invest all their AIP awards into the BSRP.
The number of matching shares that will be provided for grants in 2006 is as follows:

Absolute compound annual growth in	Percentage of matching
aggregate UEP over the three-year	shares awarded at the
deferral period equivalent to:	end of the period:

below 4%	40% (Threshold)
4%	40%
8%	70%
12% or more	100% (Maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2005-2007 and 2006-2008 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. Actual vesting will depend on performance over the full vesting period. AIP awards received by the Executive Directors in respect of the 2006 financial year and reinvested into the BSRP are shown on pages • and •.
Long Term Incentive Plan (LTIP)
Around 85 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In 2006, awards for the 2006-2008 performance cycles were made to senior executives, including the executive Directors. Details of the Directors’ LTIP interests are set out in the table on page 82.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award is calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the LTIP, and the table below sets its key features. As explained above, from 2006, performance ranges for the growth in Underlying Earnings Per Share (UEPS) are expressed in absolute rather than post-inflation terms.
The TSR measure is a widely accepted and understood benchmark of a company’s performance. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

	Awards made prior to 2004	Awards made for 2004 onwards

Face value of conditional share award made to executive Directors	80% of base salary	120% of base salary (2004 and 2005) 160% of base salary (2006 onwards)

Performance conditions	Award is based on TSR relative to the Comparator Group with a UEPS hurdle	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement*	For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period:
> 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more
> 100% of this half of the award will vest if the absolute compound annual growth rate achieved is 10% or more > Between 6% and 10%, the award will vest proportionately

TSR vesting requirement*	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:
	> The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	> 30% of this half of the award will vest at the 50th percentile ranking
	> 100% of the award will vest at the 80th percentile ranking or above	> 100% of this half of the award will vest at the 80th percentile ranking or above
	> Between the 50th and 80th percentiles, the award will vest proportionately	> Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in Underlying Earnings Per Share (UEPS) was expressed in post-inflation terms.

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

	Performance	TSR percentile	Current status
	against	ranking as at	(% of maximum
Cycle	UEPS target	1 January 2007	award)

2001-2003	hurdle met	27	lapsed
2002-2004	hurdle met	35	extended
2003-2005	hurdle met	41	extended
2004-2006	threshold exceeded	74	paid 69.1%

The 2005-2007 and 2006-2008 cycles are currently expected to pay around half of the maximum award available. Actual vesting will depend upon performance over the full vesting period.
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

The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index. The UEPS is measured on a real basis after allowing for inflation. Options granted in 2004 and 2005 are expected to meet their performance targets and vest in full. The actual vesting of awards will be based on performance over the full vesting period. All options granted prior to 2004 achieved their UEPS targets and vested in full.
Other share option plans
Each executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the financial statements.
Effect of IFRS on performance measures
The Group adopted International Financial Reporting Standards (IFRS) as its primary generally accepted accounting principles (GAAP) with effect from 3 January 2005. Performance measures for the 2005 financial year onwards are based upon the Underlying IFRS performance measures. Where past performance measures continue to be applicable or are retested, these will either be restated on a consistent basis with IFRS or the comparable current measure will be restated on a consistent basis with the past performance measure.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.
In the UK, all new employees (from 2001) are offered membership of a revalued career average defined benefit pension plan which provides benefits based on total earnings. Employees entitled to final salary benefits (calculated on basic earnings plus annual incentive awards limited to a further 20% of basic salary) receive benefits in line with those arrangements. Both of these arrangements are contributory and senior managers pay between 4% and 5% of pensioned earnings. No current executive Director participates in the UK plans. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.
Sir John Sunderland was a member of the final salary pension arrangements from which he retired on his 60th birthday in 2005. Under the rules of the arrangements he received a pension of 2/3rds of his pensioned earnings (basic salary plus annual incentive bonus payment, limited to 20% of basic salary and averaged over three years). Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution.
Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer are required under their current service contracts to retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested. Further details of these arrangements are set out on page 65.
Executive Directors – outside appointments
We recognise the benefits to the individual and to the Company of involvement by executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each executive Director is permitted to accept only one appointment as a non-executive director in another company. The executive Director is permitted to retain any fees paid for such service. Details of fees received by executive Directors are as follows:

Ken Hanna	£51,000	(Inchcape plc)
Todd Stitzer	£61,250	(Diageo plc)
Bob Stack	£55,000	(J Sainsbury plc)

Chairman and non-executive Directors
Sir John Sunderland, non-executive Chairman, is provided with a car and chauffeur. This benefit was expected to be reduced to three days per week from June 2006 but will remain at its current level of five days per week while Sir John retains his involvement with the CBI.
We normally appoint non-executive Directors for an initial period of three years but Sir John Sunderland’s term as non-executive Chairman expires at the 2008 Annual General Meeting. Unless otherwise determined by the Board, the maximum term for a non-executive Director is nine years.
Fees for non-executive Directors are determined by the Board within the limits set by the Articles of Association. To ensure that the interests of the non-executive Directors are aligned with those of the shareowners, all non-executive Directors (except Sir John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each non-executive Director has undertaken to hold such shares during the term of his or her appointment. The non-executive Directors do not have service contracts with the Company.

Non-executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Sanjiv Ahuja	19 May 2006	19 May 2006	19 May 2009
Wolfgang Berndt	17 January 2002	18 February 2005	18 February 2008
Rick Braddock	27 June 1997	9 May 2006	24 May 2007
Roger Carr	22 January 2001	26 November 2006	26 November 2009
Lord Patten	1 July 2005	1 July 2005	1 July 2008
Sir John Sunderland	5 May 1993	24 August 2006	22 May 2008
David Thompson	9 March 1998	16 February 2007	8 March 2008
Rosemary Thorne	6 September 2004	6 September 2004	6 September 2007
Raymond Viault	1 September 2006	1 September 2006	1 September 2009
Baroness Wilcox	5 March 1997	20 February 2006	Retired 31 December 2006

Baroness Wilcox retired as a non-executive Director on 31 December 2006. Rick Braddock will retire at the 2007 AGM and will not offer himself for re-election.
Fees for the independent non-executive Directors were reviewed in 2006 and the following table sets out the new rates of fee payable with effect from 1 October 2006:
Annual fees payable with effect from 1 October 2006

Chairman	£400,000
Deputy Chairman	£105,000
Other non-executive Directors:
– non-US based	£55,000
– US based	$140,000

Fee supplement for Committee Chairmen
– Audit	£15,000
– Remuneration	$15,000/£12,500
– Corporate and Social Responsibility	£10,000

Directors’ remuneration tables
All the executive Directors invested their total AIP award in the Company’s shares through the Bonus Share Retention Plan rather than taking it as cash.
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s Committee (our senior management) but who are not executive Directors. One CEC member left the Group in 2006 and two new members were appointed. Remuneration shown for the CEC includes remuneration paid to the CEC member who left the Group as part of his termination package. In 2006, there were a maximum of nine individuals at any one time who were members of the CEC but who were not executive Directors.
Directors’ remuneration summary (table one)

	2006	2005
	£000	£000

Total remuneration:
Fees as Directors	902	534
Salaries and other benefits (a)	3,198	3,493
Annual Incentive Plan/Bonus Share Retention Plan awards (b)	2,019	2,922
Gains on share plans	3,263	2,734
Pensions paid to former executive Directors	33	32

Notes

(a)	The highest paid Director was Todd Stitzer: £3,422,000 (2005: Sir John Sunderland: £3,441,000).

(b)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested and which will vest (normally) in three years’ time. The performance related matching award is shown in table six.
Executive Directors’ and CEC members’ remuneration (table two)

			Other		2006	2005
	Base salary	Allowances (a)	benefits (b)	AIP/BSRP(c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	560	192	—	592	1,344	1,378
Bob Stack (d)	474	270	155	498	1,397	1,386
Todd Stitzer (d)	877	511	156	929	2,473	2,381
CEC members (f)	2,995	1,464	1,173	3,057	8,689	9,214

Directors’ and CEC members’ gains on share plans (table three)

	LTIP awards	Gains on
	earned in	exercise of	2006	2005
	2006	share options	total	total
	£000	£000	£000	£000

Ken Hanna	558	—	558	—
Bob Stack	512	2	514	429
Todd Stitzer	949	—	949	266
Sir John Sunderland (e)	594	648	1,242	2,039
CEC members (f)	1,862	1,108	2,970	660

Notes to tables two and three above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2006 performance and invested in the BSRP on 5 March 2007 by each eligible Director. The AIP and BSRP are described on pages 75 and 76. The amount shown includes the service related matching award to be awarded under the BSRP to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – US$1,618,846; Bob Stack – US$874,038. (e) Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Table three shows his gains in the year on share plans arising out of awards made whilst he was an executive Director. Sir John Sunderland had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(e)	Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Table three shows his gains in the year on share plans arising out of awards made whilst he was an executive Director. Sir John Sunderland had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(f)	For all remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. Other benefits for CEC members include payments made in connection with the cessation of employment.

Non-executive Directors’ fees and benefits (table four)

			Fee for
	Other		chairing	2006	2005
	benefits	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja (a)	—	32	—	32	—
Wolfgang Berndt	—	51	—	51	46
Rick Braddock	—	76	8	84	82
Roger Carr	—	101	—	101	93
Lord Patten	—	51	—	51	24
Sir John Sunderland (b)	3	381	—	384	132
David Thompson	—	51	15	66	57
Rosemary Thorne	—	51	—	51	46
Raymond Viault (a)	—	24	—	24	—
Baroness Wilcox	—	51	10	61	54

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Sir John Sunderland was appointed as non-executive Chairman on 25 August 2005. Table three shows his gains on share plans arising out of awards made whilst he was an executive Director. Other benefits relate to the provision of a car and chauffeur as described on page 80.

(c)	None of the non-executives (other than Sir John Sunderland) received any other emoluments during the 2006 financial year.
Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table five)

	Interest				Interest in
	in shares				shares as at
	at 1 January	Interest		Interest	31 December	Dividend
	2006 (or date	in shares	Shares	in shares	2006 (or date	Shares
	of appointment	awarded in	vested	lapsed	of resignation	awarded and
	if later) (a)	2006 (b)	(c)	(d)	if earlier) (e)	vesting (c)

Ken Hanna	328,875	164,028	95,520	42,714	354,669	7,438
Bob Stack	447,206	139,714	87,774	103,004	396,142	6,834
Todd Stitzer	740,900	260,484	162,567	158,263	680,554	12,659
Sir John Sunderland (f)	618,173	—	101,789	169,623	346,761	7,926
CEC members	1,648,231	652,082	318,980	324,147	1,657,186	24,836

Notes

(a)	Interests as at 1 January 2006 are potential interests shown at their maximum number in respect of the extended 2001-2003 and the 2002-2004 cycles, and the 2003-2005, 2004-2006 and 2005-2007 cycles.

(b)	The interests in shares awarded in 2006 relate to the 2006-2008 cycle. The mid-market price on 7 April 2006 when these awards were made was £5.61. The criteria under which these awards would vest in full are explained on page 77.

(c)	Shares vested on 4 March 2007 were in respect of the 2004-2006 cycle and include those deferred into trust for a further two years and (shown separately) shares which were awarded and vested in respect of dividends paid during the performance period, in accordance with ABI guidelines. The shares deferred into trust will only vest if the participant fulfils specified employment conditions during that time. If they do vest, a further award of shares will vest in respect of the dividends paid on these shares while they have been in trust, calculated on a similar basis. The mid-market price on 4 March 2007 was £5.41. On 5 March 2007, the following individuals disposed of ordinary shares which vested under the 2004-2006 cycle of the Company’s Long Term Incentive Plan on 4 March 2007, the price received in each case being £5.28 per share: Sir John Sunderland – 109,715 shares; Bob Stack – 20,848 shares; Todd Stitzer – 38,614 shares.

(d)	All interests in shares in respect of the 2001-2003 cycle lapsed at the end of the financial year as did that part of the 2004-2006 cycle which did not vest.

(e)	Interests as at 31 December are potential interests shown at their maximum number in respect of the extended 2002-2004 and 2003-2005 cycles, and the 2005-2007 and 2006-2008 cycles. The current status of each cycle is shown on page 60. At the present time it is anticipated that no cycle will vest at maximum.

(f)	Sir John Sunderland’s employment ceased on 24 August 2005 and consequently a proportion of his outstanding LTIP awards lapsed in accordance with the rules of the plan.

(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2008 at the latest.

Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table six)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP.

	Maximum performance	Maximum performance			Total of maximum
	related award in	related award in		Interest in shares	performance related
	respect of	respect of	Shares vested in	lapsed in	awards in respect of
	2004 and 2005	2006 (b)	2006	2006	2004 to 2006 (c)

Ken Hanna	106,439	45,768	—	—	152,207
Bob Stack	87,748	38,515	—	—	126,263
Todd Stitzer	160,566	71,809	—	—	232,375
CEC members	316,786	175,284	—	—	492,070

Notes

(a)	The monetary value of the service-related awards for the 2006-2008 cycle (in respect of 2005 AIP) and for the 2007-2009 cycle (in respect of 2006 AIP) is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number in respect of the 2005-2007, 2006-2008 and 2007-2009 cycles. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2007 for 2006 AIP). Shares purchased by Directors for the 2007-2009 cycle using their AIP investment were acquired on 5 March 2007 at a price of £5.546 per share as follows: Ken Hanna – 76,280 shares, Bob Stack – 64,193 shares, Todd Stitzer – 119,681 shares. The service related awards for this cycle are: Ken Hanna – 30,512 shares, Bob Stack – 25,677 shares, Todd Stitzer – 47,872 shares.

(b)	The mid-market price on 4 March 2007 when these awards were made was £5.41. Qualifying conditions for these awards are set out on page 76.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2009 at the latest.
Executive Directors’ pensions and retirement benefit arrangements (table seven)

							Transfer
							value of
							the increase
						Increase in	in accrued
			Transfer	Transfer	Increase	accrued	pension
		Increase in	value of	value of	in transfer	pension	(net of
	Accrued	accrued	accrued	accrued	value over	during the	inflation)
	pension	pension	pension at	pension at	the year, less	year	less
	at 1 January	during	1 January	1 January	Directors’	(net of	Directors’
	2007	the year	2007	2006	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

US pension arrangements
Bob Stack	360	70	3,370	2,596	774	64	602
Todd Stitzer	737	189	6,337	4,506	1,831	179	1,535

Notes

(a)	The pension arrangements for Bob Stack and Todd Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.959 = £1.

(b)	As noted on page 79, Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution.

(c)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(d)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement.

(e)	The aggregate amount set aside in 2006 to provide for pensions and post retirement medical benefits for the executive Directors and CEC members was £1.045m. This consists of approved pension arrangements of £0.728m, unapproved pension arrangements of £0.313m and post medical retirement benefits of £0.003m. Arrangements made in US dollars were converted at a rate of US$1.959 = £1.

Directors’ remuneration report continued
Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

			As at
	As at		31 December
	1 January 2006		2006
Name of	(or date of		(or date of		Market price	Gain made
Director	appointment		resignation	Exercise	at exercise	on exercise	Exercisable
and Scheme	if later)	Exercised(e)	if earlier)	price £	date £	£000(i)	from	to

Ken Hanna
SOP94 (a)	125,000	—	125,000	4.2475			27 Mar 2007	26 Mar 2014
SOP04 (b)	205,000	—	205,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	200,000	—	200,000	5.255			2 Apr 2008	1 Apr 2015
SAYE (c)	4,699	—	4,699	3.5160			1 Feb 2010	31 Jul 2010

	534,699	—	534,699

Bob Stack
SOP94 (a)	250,000	—	250,000	4.09			2 Sep 2003	1 Sep 2010
SOP94 (a)	250,000	—	250,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	250,000	—	250,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	350,000	—	350,000	3.515			10 May 2006	9 May 2013
SOP04 (b)	177,000	—	177,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	151,500	—	151,500	5.255			2 Apr 2008	1 Apr 2015
ESPP (d)	1,512	1,520	—	$6.613	5.37	2	17 Apr 2006	28 Apr 2006

	1,430,012	1,520	1,428,500			2

Todd Stitzer
SOP94 (a)	275,000	—	275,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	300,000	—	300,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	500,000	—	500,000	3.515			10 May 2006	9 May 2013
SOP04 (b)	327,000	—	327,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	284,000	—	284,000	5.255			2 Apr 2008	1 Apr 2015

	1,686,000	—	1,686,000

Sir John Sunderland (g)
SOP94 (a)	200,000	200,000	—	4.77	5.85	216	1 Sep 2004	24 Aug 2006
SOP94 (a)	500,000	500,000	—	4.825	5.41-5.85	425	24 Aug 2005	24 Aug 2006
SAYE (c)	3,117	3,117	—	3.248	5.50	7	1 Feb 2006	31 July 2006

	703,117	703,117	—			648

CEC members	4,249,883	512,302	3,609,459	3.34	5.51	1,108	28 Sep 1999	25 Nov 2015

Notes

(a)	Share Option Plan 1994.
(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	US and Canada Employee Stock Purchase Plan 1994. Under the rules of this Plan, interest which accrues on the money saved can also be used to purchase shares at the option price.

(e)	No options lapsed during the year and no options were granted during the year in respect of Directors. 139,000 options lapsed when a CEC member left the Group and 10,878 options in all-employee plans were granted to CEC members.

(f)	No payment was made on the granting of any of these options.

(g)	Non-executive Directors are not granted share options. Sir John Sunderland had until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(h)	The market price of an ordinary share on 29 December 2006 (the last dealing day in the financial year) was £5.46. The highest and lowest market prices of an ordinary share in the year were £5.90 and £4.99 respectively.

(i)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

Share ownership (table nine)

	As at	As at
	1 January 2006	31 December 2006	As at
	(or date of appointment	(or date of resignation	9 March 2007
	if later)	if earlier)	(unaudited)

Sanjiv Ahuja (a)	877	2,287	3,693
Wolfgang Berndt	76,072	81,439	82,939
Rick Braddock	47,528	55,152	56,916
Roger Carr	38,423	47,368	49,755
Ken Hanna (b)(c)	378,143	499,260	678,552
Lord Patten	1,021	5,448	6,698
Bob Stack (c)	764,725	838,558	890,248
Todd Stitzer (c)	551,835	611,000	822,331
Sir John Sunderland (c)	938,658	939,075	939,075
David Thompson	39,825	45,610	47,201
Rosemary Thorne	4,564	9,035	10,285
Raymond Viault (a)	—	9,736	11,328
Baroness Wilcox (d)	27,343	33,291	N/A
CEC members (c) (e)	1,132,326	1,496,139	1,862,486

Notes

(a)	Sanjiv Ahuja was appointed as a non-executive Director on 19 May 2006 and Raymond Viault was appointed as a non-executive Director on 1 September 2006.

(b)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each in March 2007, 2008 and 2009 if he is still employed by the Company at that time.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust. The following executive Directors sold shares which vested under the 2004-2006 BSRP cycle on 4 March 2007: Bob Stack 20,070 shares at a price of £5.28 per share; Todd Stitzer: 81,174 shares at a price of £5.28 per share.

(d)	Baroness Wilcox retired as a non-executive Director on 31 December 2006.

(e)	Shareholdings of CEC members also include restricted share awards, the release of which is dependent upon specified performance conditions.

(f)	To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests (maintained under Section 325 of the Companies Act 1985), the holdings for each Director in tables eight and nine should be added together.
The following executive Directors had interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) prior to the acquisition of all the shares in DPSUBG by a Group subsidiary on 2 May 2006:

Bob Stack	250
Todd Stitzer	2,500

These shares were purchased at the same price ($125 per share) as that paid for all the other shares in DPSUBG not already owned by the Group.
Changes in the Directors’ share interests since the year end
There were the following changes in the Directors’ share interests between 1 January 2007 and 9 March 2007:
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 24 shares on 8 January 2007 at a price of £5.46 per share; 25 shares on 5 February 2007 at a price of £5.79 per share; and 25 shares on 5 March 2007 at a price of £5.42 per share.
The non-executive Directors elected to surrender part of their Directors’ fees and on 5 January 2007 purchased the following number of shares at a price of £5.45 per share:

Sanjiv Ahuja	1,406
Wolfgang Berndt	1,500
Rick Braddock	1,764
Roger Carr	2,387
Lord Patten	1,250
David Thompson	1,591
Rosemary Thorne	1,250
Raymond Viault	1,592

Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2007 and 9 March 2007.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
Employees
See Item 4 “Information on the Company — Employees” for information on the Group’s employees during each of 2004, 2005 and 2006.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share capital
Changes in our share capital are detailed in Note 29 to the Financial Statements.
At the 2007 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.
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
As of March 9, 2007, the Company holds three notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies Act. The table below details notifications of interests, in accordance with the Companies Act, from January 1, 2002 to March 9, 2007. The ordinary shares and any ADRs held by the shareholders identified in the below table have the same voting rights as the other ordinary shares.
Notifications of Share Interests

		Number of shares in
Date of		which there is an	Interest in issued
Notification	Interested Party	interest (in millions)	share capital (in %)
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0
10 May	Franklin Resources, Inc.	119.2	Decrease to 5.8
2005
1 June	Barclays PLC	80.9	Increase to 3.9
12 September	Franklin Resources, Inc.	103.1	Decrease to 5.0
2006
12 January	Barclays PLC	62.5	Decrease to 2.9
1 February	Barclays PLC	62.6	Increase to 3.0
29 November	Barclays PLC	61.9	Decrease to 2.9
2007
13 February	Legal & General Investment Management	61.7	Increase to 3.47
ITEM 8: FINANCIAL INFORMATION
The financial statements filed as part of this Report are included on pages F-1 through F-84 hereof.

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
Share Prices: Ordinary Shares and ADRs

				American
		Ordinary Shares		Depositary Receipts
		High	Low	High	Low
Financial Year		£	£	US$	US$

2002		5.34	3.78	31.75	24.40
2003		4.11	3.01	29.89	19.76
2004		4.87	3.93	38.00	29.15
2005	First Quarter	5.31	4.66	40.70	35.45
	Second Quarter	5.67	5.22	43.27	38.33
	Third Quarter	5.95	5.33	43.15	37.89
	Fourth Quarter	5.87	5.29	41.25	37.40
	Full Year	5.95	4.66	43.27	35.45
2006	First Quarter	5.90	5.43	41.81	38.32
	Second Quarter	5.73	4.99	41.50	36.80
	Third Quarter	5.72	5.15	43.45	37.99
	October	5.66	5.27	43.11	40.32
	November	5.42	5.17	41.90	39.49
	December	5.50	5.27	43.52	41.08
	Fourth Quarter	5.72	5.17	43.52	39.49
	Full Year	5.90	4.98	43.52	36.80
2007	January	5.77	5.41	45.43	41.94
	February	5.81	5.45	46.08	42.82
	March	6.57	5.28	51.41	40.74
	April (to 12 April)	6.56	5.29	53.11	52.27
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
Sixth Supplemental Trust Deed dated September 8, 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.
On September 8, 2006, the Company entered into a Sixth Supplemental Trust Deed with the Law Debenture Trust Corporation p.l.c., as Trustee, in respect of the Company’s Euro Medium Term Note Programme. Any notes issued thereunder by Cadbury Schweppes Investments plc are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c.; any notes issued thereunder by Cadbury Schweppes Finance p.l.c. are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Investments plc.

For further information regarding the Fifth Supplemental Trust Deed, please see the Company’s Report on Form 20-F for its fiscal year ended January 1, 2006, and exhibits to this Form 20-F.
Form of Directors’ Service Contract
During 2004, the Company entered into new service contracts with each of its executive directors. A description of the material terms of the directors’ service contracts, set forth on page 75, and their respective remuneration arrangements, set forth under the heading “Management Compensation” on pages 72 to 85 of Form 20-F furnished as an exhibit to the Company’s Form 6-K dated April 11, 2005, is incorporated by reference herein. In addition to the directors’ service contracts, the Company has entered into secondment arrangements with Messrs. Stitzer and Stack which provide for housing support and other allowances, as described in the Report on Directors’ Remuneration. The introduction of age discrimination legislation in the UK, necessitated amendments to the Executive Directors' service contracts, which took effect from 30 March 2007. An example of the form of variation is incorporated as an exhibit to the Company's Form 6-K dated April 16 2007. For further information regarding the directors’ service contracts, please see the Company’s Report on Form 20-F for its fiscal year ended January 2, 2005, which is an exhibit to the Company’s Form 6-K dated April 11, 2005, and exhibits to this Form 20-F.
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
The summary of UK and US tax laws set out below is based: (i) on the laws in force as at December 31, 2006, and is subject to any changes in UK or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 1 January 2006; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US resident Shareowner that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.

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
Taxation of Dividends
UK Residents
An Individual Shareowner resident in the UK is generally treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attached to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareowner’s UK income tax liability.
Shareowners who pay tax at the starting rate (10%) lower rate (20%) or basic rate (22%) will have no further liability to tax.
Non taxpayers will be unable to make a claim for the repayment of the notional tax credit.
The position of higher rate taxpayers is as follows (using a cash dividend of £90 as an example):

£
Tax Credit	10.00
Higher Rate Tax*	(32.50)

*	The higher tax rate itself is 40%, however a special tax rate of 32.5% applies to income from UK dividends. Tax payable under self assessment is £22.50 (made up of £32.50 less the tax credit of £10.).
US Residents
A US resident shareowner will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareowners.
A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as a foreign source dividend income for US federal income tax purposes. The amount of any cash distribution paid in pounds sterling will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of the ADRs, by the Depository), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code. Special rules apply for the purposed of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends receive in 2007. As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains
UK Residents
The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareowners who are subject to UK CGT.
For shares held on March 31, 1982 and continuing to be held by shareowners who are resident in the UK for tax purposes and are subject to CGT, the base costs for CGT purposes will normally be the market value of the shares as at March 31, 1982. for shares purchased after this date by shareowners, the base cost will normally be the acquisition costs of the shares.
The value of any ordinary share of 12.5p as at March 31, 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. for shareowners who subscribed for their full entitlement under the rights issues in October1993 and February 1995, the value per share was 77.535p.
US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are no resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.
The capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate is scheduled to expire in 2011.
US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) he transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax maybe charged on the amount by which the value of the transferors’ estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual in general within seven years of death)or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules sat for the in the Convention.
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
Documents on Display
Documents on display are available by contacting the Group Secretary, 25 Berkeley Square, London W lJ 6HB, telephone: +44 (0) 207 409 1313.
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See Item 5: Operating and Financial Review and Prospects-Quantitative and Qualitative Disclosures about Market Risk for the required information.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15: CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate to allow such timely decisions regarding required disclosure. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.
Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under US GAAP.
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.
In reliance on guidance set forth in Question 3 of a “Frequently Asked Questions” interpretive release issued by the Staff of the Securities and Exchange Commission’s Office of the Chief Accountant and the Division of Corporation Finance in June 2004 (and revised on October 6,2004), management determined that it would exclude Cadbury Nigeria and Cadbury Schweppes Bottling Group (“CSBG”) from the scope of its assessment of internal control over financial reporting as of December 31, 2006. The Company acquired majority interest in Cadbury Nigeria on February 20, 2006; previously it had been accounted for as an associated undertaking accounted for by the equity method. Cadbury Nigeria represented approximately 1% of the Group’s total assets and 2% of the Group's total liabilities at December 31, 2006, 1% of the Group’s revenue and contributed a net loss equivalent in absolute value to 4% of the Group's net income for the year ended December 31, 2006. The Company acquired a 100% interest in CSBG on May 2, 2006; previously it had been accounted for as an associated undertaking accounted for by the equity method. CSBG represented approximately 12% of the Group’s total assets and 2% of the Group's total liabilities at December 31, 2006, 10% of the Group’s revenue and 2% of the Group’s net income for the year ended December 31, 2006.
Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting was effective.
Deloitte & Touche LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page 96.
Changes in Internal Control Over Financial Reporting
During 2006, the Company noted material weaknesses in the Company’s internal controls in respect of:

•	the implementation of new accounting standards; and

•	financial reporting under US GAAP,
relating to the year ended 1 January 2006 as reported in the 20-F/ A filed on 23 October 2006.
The Company has remediated the noted material weaknesses through the implementation of improved procedures and controls in respect of its US GAAP accounting, including the use of outside consultants to provide enhanced US GAAP technical expertise and the re-assignment of US based finance personnel to provide additional US GAAP resource. In addition, the Company has made further enhancements to its procedures to ensure full compliance with all disclosure requirements following the implementation of new accounting standards.
On February 20, 2006, the Company acquired a majority holding of Cadbury Nigeria, a listed entity in which the Company previously had been a minority investor and which it had treated as an associate for accounting purposes. As noted above in “Management’s Annual Report on Internal Control Over Financial Reporting”, Cadbury Nigeria was excluded from the scope of management’s assessment of internal control over financial reporting as of December 31, 2006.
Subsequent to the Company’s acquisition of majority ownership, significant mis-statements of Cadbury Nigeria’s balance sheet and profit and loss account were identified. Following an investigation, management ascertained that these irregularities dated back over a number of years and comprised inappropriate recognition of revenue, overvaluation of assets (including working capital balances and fixed assets) and the undervaluation of liabilities. These accounting mis-statements have been corrected in the Company’s consolidated financial statements for 2006. The adjustment has been recorded within the associate line as the irregularities occurred in the period in which Cadbury Nigeria was treated as an associate. Consequently the Company has recognised a charge of £23 million reflecting its share of the adjustments. Both the former CEO and CFO of Cadbury Nigeria have been replaced. The new CEO is a former Cadbury Schweppes general manager who has extensive operational experience in Africa and the new CFO is an experienced Cadbury Schweppes finance director. The Company is performing a full review of the financial processes, systems and people capabilities in place at Cadbury Nigeria and anticipates further changes will be made in 2007. Our Company Internal Audit will also separately perform full audit reviews of the business in 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Cadbury Schweppes plc
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Cadbury Schweppes plc and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cadbury Schweppes Bottling Group which was acquired on 2 May 2006 and Cadbury Nigeria plc which was acquired on 20 February 2006 (both previously associated undertakings accounted for by the equity method) and whose financial statements in total constitute 13 percent and 4 percent of total assets and total liabilities, respectively, 11 percent of revenues, and contributed a net loss equivalent in absolute value to 2 percent of net income of the consolidated financial statement amounts as of and for the year ended 31 December 2006. Accordingly, our audit did not include the internal control over financial reporting at Cadbury Schweppes Bottling Group or Cadbury Nigeria plc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 31 December 2006 of the Company and our report dated April 16, 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
London, England
April 16, 2007

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that David Thompson is the audit committee financial expert as defined by the US Securities and Exchange Commission.
ITEM 16B: CODE OF ETHICS
The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer, other Senior Management and the Directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website www.cadburyschweppes.com. No waivers from the code of ethics have been granted to any person during the fiscal year ended December 31, 2006 nor were any amendments to the code of ethics made during seven years.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditors’ remuneration

	2006	2005
	£m	£m

Audit services	6.9	4.8

Other services
Other services pursuant to legislation	0.7	1.3
Tax services	0.7	1.1
Corporate finance services	0.6	0.2
Other services	0.1	0.1

Total non-audit fees	2.1	2.7

Auditors’ remuneration — continuing and discontinued operations	9.0	7.5
Less: auditors’ remuneration for discontinued operations	—	(0.5)

	9.0	7.0

Other services pursuant to legislation primarily relates to the half year review and shareholder/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relates to work in connection with the disposal of the Europe Beverages business.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £3.2 million (2005: £2.1 million).
In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2006 were £9.0 million (2005: £7.6 million) principally in relation to tax compliance and advisory services.
Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.

The external auditor is permitted to undertake some non-audit services, for example the due diligence activities associated with potential acquisitions or disposals of business by the Group, but their services are their associated fees, must be approved in advance by the committee where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on a ad-hoc basis. Where no committee meeting is scheduled within a distinct time frame, the approval is sought from the Chairman of the Committee subject to confirmation at the next meeting.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS
The financial statements filed as part of this Report are included on pages F-1 through F-84 hereof.
ITEM 19: EXHIBITS

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended December 30, 2001, filed on April 11, 2002.

4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.3	Sixth Supplemental Trust Deed dated September 8, 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

4.5	Form of Variation dated March 30, 2007 to executive directors’ service contracts with each of HT Stitzer, R J Stack (both contracts dated July 1, 2004) and K G Hanna (contract dated March 1, 2004).

4.6	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP

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

Hester Blanks
Group Secretary
April 16, 2007

Exhibit List

1	Memorandum and Articles of Association amended as of May 4, 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended December 30, 2001, filed on April 11, 2002.

4.1	Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended December 28, 2003, filed on April 6, 2004.

4.3	Sixth Supplemental Trust Deed dated September 8, 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

4.5	Form of Variation dated March 30, 2007 to executive directors’ service contracts with each of H T Stitzer, R J Stack (both contracts dated July 1, 2004) and K G Hanna (contract dated March 1, 2004).

4.6	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended January 2, 2005, filed on April 12, 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP

Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Cadbury Schweppes plc
We have audited the accompanying consolidated balance sheets of Cadbury Schweppes plc and subsidiaries (the “Company”) as of 31 December 2006 and 1 January 2006, and the related consolidated statements of income, total recognised income and expense, and cash flows for each of the three years in the period ended 31 December 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cadbury Schweppes plc and subsidiaries as of 31 December 2006 and 1 January 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the financial statements.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of 31 December 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Deloitte & Touche LLP
London, England
April 16, 2007

Financial statements continued
Consolidated income statements for the year ended 31 December 2006 (Note 1(c))

		2006		2005		2004
Notes		£m		£m		£m

	Continuing operations
2	Revenue	7,427		6,432		6,012
3	Trading costs	(6,425)		(5,391)		(5,072)
4	Restructuring costs	(133)		(71)		(139)
5	Non-trading items	40		25		18

	Profit from operations	909		995		819
17	Share of result in associates	(16)		28		22

	Profit before financing and taxation	893		1,023		841
9	Investment revenue	48		42		48
10	Finance costs	(203)		(230)		(253)

	Profit before taxation	738		835		636
11	Taxation	(215)		(135)		(144)

	Profit for the period from continuing operations	523		700		492
32	Discontinued operations
	Profit for the period from discontinued operations	642		76		55

	Profit for the period	1,165		776		547

	Attributable to:
	Equity holders of the parent	1,169		765		525
	Minority interests	(4)		11		22

		1,165		776		547

	Earnings per share from continuing and discontinued operations

13	Basic	56.4	p	37.3	p	25.9	p
13	Diluted	55.9	p	36.9	p	25.7	p
	From continuing operations
13	Basic	25.4	p	33.6	p	23.2	p
13	Diluted	25.2	p	33.2	p	23.0	p

Financial statements continued
Consolidated statements of recognised income and expense for the year ended
31 December 2006 (Note 1(c))

	2006	2005	2004
	£m	£m	£m

Currency translation differences (net of tax)	(416)	257	(122)
Exchange transferred to income and expense upon disposal	10	—	—
Actuarial gains/(losses) on post retirement employee benefits (net of tax)	50	56	(74)
Share of associate reserves movements	(2)	—	—
IAS 39 transfers to income or expense	(1)	6	—

Net (expense)/income recognised directly in equity	(359)	319	(196)
Profit for the period from continuing operations	523	700	492
Profit for the period from discontinued operations	642	76	55

Total recognised income and expense for the period	806	1,095	351

Attributable to:
Equity holders of the parent	810	1,084	329
Minority interests	(4)	11	22

	806	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39
Equity holders of the parent	—	26	—

Consolidated balance sheets at 31 December 2006 (Note 1(c))

		2006	2005	2004
Notes		£m	£m	£m

	Assets
	Non-current assets
14	Goodwill	2,487	2,299	2,352
15	Acquisition intangibles	3,261	3,200	3,261
15	Software intangibles	155	149	144
16	Property, plant and equipment	1,664	1,446	1,464
17	Investment in associates	22	372	324
24	Deferred tax assets	170	123	17
20	Trade and other receivables	54	70	67
18	Other investments	2	2	11

		7,815	7,661	7,640

	Current assets
19	Inventories	728	713	709
	Short-term investments	126	47	21
20	Trade and other receivables	1,186	1,180	1,150
	Tax recoverable	36	47	30
	Cash and cash equivalents	269	332	325
28	Derivative financial instruments	51	67	—

		2,396	2,386	2,235

21	Assets held for sale	22	945	5

	Total assets	10,233	10,992	9,880

	Liabilities
	Current liabilities
22	Trade and other payables	(1,588)	(1,543)	(1,546)
	Tax payable	(239)	(237)	(150)
27	Short-term borrowings and overdrafts	(1,439)	(1,194)	(610)
23	Short-term provisions	(55)	(42)	(67)
33	Obligations under finance leases	(22)	(20)	(20)
28	Derivative financial instruments	(35)	(61)	—

		(3,378)	(3,097)	(2,393)

	Non-current liabilities
22	Trade and other payables	(30)	(32)	(27)
27	Borrowings	(1,810)	(3,022)	(3,520)
25	Retirement benefit obligations	(204)	(369)	(485)
	Tax payable	(5)	(138)	(184)
24	Deferred tax liabilities	(1,050)	(954)	(895)
23	Long-term provisions	(18)	(11)	(10)
33	Obligations under finance leases	(33)	(43)	(66)

		(3,150)	(4,569)	(5,187)

	Liabilities directly associated with assets classified as held for sale	(9)	(291)	—

	Total liabilities	(6,537)	(7,957)	(7,580)

	Net assets	3,696	3,035	2,300

	Equity
29	Share capital	262	260	259
29	Share premium account	1,171	1,135	1,098
29	Other reserves	(128)	223	(32)
29	Retained earnings	2,383	1,390	746

29	Equity attributable to equity holders of the parent	3,688	3,008	2,071

30	Minority interests	8	27	229

	Total equity	3,696	3,035	2,300

Financial statements continued
Consolidated cash flow statements for the 52 weeks ended 31 December 2006 (Note 1(c))

		2006	2005	2004
Notes		£m	£m	£m

35	Net cash from operating activities	620	891	745

	Investing activities
17	Dividends received from associates	6	11	8
	Proceeds on disposal of property, plant and equipment	84	37	26
	Purchases of property, plant and equipment	(384)	(298)	(285)
31	Acquisitions of businesses	(375)	(38)	(59)
17	Acquisitions of associates	—	(33)	(3)
	Net cash assumed on acquisitions	28	1	1
	Sale of investments, associates and subsidiary undertakings	1,295	41	11
	Cash removed on disposal	(50)	—	—
	Movement in equity investments and money market deposits	(82)	(29)	106

	Net cash generated from/(used in) investing activities	522	(308)	(195)

	Net cash flow before financing activities	1,142	583	550

	Financing activities
	Dividends paid	(272)	(261)	(246)
	Dividends paid to minority interests	(4)	(7)	(19)
	Proceeds of finance leases	—	1	93
	Capital element of finance leases repaid	(21)	(21)	(24)
	Proceeds on issues of ordinary shares	38	37	25
	Net movement of shares held under employee trust	(4)	71	29
	Proceeds of new borrowings	532	350	610
	Borrowings repaid	(1,481)	(543)	(1,007)
	Repayment of non-equity minority interest	—	(219)	—

	Net cash used in financing activities	(1,212)	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(70)	(9)	11
	Opening net cash and cash equivalents – total Group	279	284	275
	Opening net cash and cash equivalents – discontinued operations	(3)	—	—

	Opening net cash and cash equivalents – continuing operations	276	284	275
	Effect of foreign exchange rates	(20)	4	(2)
32	Less: Net cash and cash equivalents included in discontinued operations	—	(3)	—

	Closing net cash and cash equivalents	186	276	284

Net cash and cash equivalents includes overdraft balances of £83 million (2005: £56 million; 2004: £41 million).
In 2006, cash inflow from the sale of investments, associates and subsidiary undertakings includes £1,387 million gross proceeds less £92 million reflecting deductions for debt within disposed businesses.

Segmental reporting
a. Business segment analysis

	2006
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	2,566	562	21.9	584	22.8
Americas Confectionery	1,330	181	13.6	207	15.6
EMEA	2,318	205	8.9	276	11.9
Asia Pacific	1,205	142	11.8	165	13.7
Central	8	(181)	n/a	(159)	n/a

	7,427	909	12.2	1,073	14.4
Share of results in associates		(16)
Profit before financing and taxation		893
Investment revenue		48
Finance cost		(203)
Profit before taxation		738
Taxation		(215)
Minority interests		4

Profit for the period from continuing operations		527
Discontinued operations (see Note 32(a))		642

Profit for the period — equity holders		1,169

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2006
			Reversal of
			amortisation
		Reversal of	and	Reversal of	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	UK product	IAS 39	performance
	performance	costs	intangibles	items	recall	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	562	21	19	(17)	—	(1)	584
Americas Confectionery	181	11	2	14	—	(1)	207
EMEA	205	65	15	(38)	30	(1)	276
Asia Pacific	142	15	2	—	—	6	165
Central	(181)	21	—	1	—	—	(159)

Profit from operations	909	133	38	(40)	30	3	1,073

An explanation of the reconciling items between reported and underlying performance measure is include in Note 1(y).

Financial statements continued
Business segment analysis

	2005
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,257	326	14.4	328	14.5
Asia Pacific	1,157	143	12.3	157	13.6
Central	9	(164)	n/a	(156)	n/a

	6,432	995	15.5	1,025	15.9

Share of results in associates		28
Profit before financing and taxation		1,023
Investment revenue		42
Finance cost		(230)

Profit before taxation		835
Taxation		(135)
Minority interests		(11)

Profit for the period from continuing operations		689
Discontinued operations (see Note 32(a))		76

Profit for the period — equity holders		765

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2005
			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	and impairment	non-trading	IAS 39	performance
	performance	costs	of intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	—	(4)	172
EMEA	326	21	—	(5)	(14)	328
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)

Profit from operations	995	71	6	(25)	(22)	1,025

An explanation of the reconciling items between reported and Underlying performance measures is included in Note 1(y).

Business segment analysis

	2004
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8
Americas Confectionery	1,093	100	9.1	143	13.1
EMEA	2,173	301	13.9	316	14.5
Asia Pacific	1,050	114	10.9	134	12.8
Central	10	(175)	n/a	(149)	n/a

	6,012	819	13.6	947	15.8

Share of results in associates		22
Profit before financing and taxation		841
Investment revenue		48
Finance cost		(253)

Profit before taxation		636
Taxation		(144)
Minority interests		(22)

Profit for the period from continuing operations		470
Discontinued operations (see Note 32(a))		55

Profit for the period — equity holders		525

An explanation of segment performance measures is included in Note 1(a).
Reconciliation of profit from operations to Underlying performance measure

	2004
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment	non-trading	IAS 39	performance
	performance	costs	of intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503
Americas Confectionery	100	41	2	—	n/a	143
EMEA	301	21	—	(6)	n/a	316
Asia Pacific	114	18	2	—	n/a	134
Central	(175)	36	1	(11)	n/a	(149)

Profit from operations	819	139	7	(18)	n/a	947

An explanation of the reconciling items between reported and Underlying performance measures is included in Note 1(y).

Financial statements continued
b. Business segment assets and liabilities

	2006
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,941	6	—	3,947	(499)	—	(499)
Americas Confectionery	2,319	—	—	2,319	(250)	—	(250)
EMEA	2,414	1	—	2,415	(807)	—	(807)
Asia Pacific	957	1	—	958	(290)	—	(290)
Central	—	14	580	594	—	(4,691)	(4,691)

Continuing operations	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)
Discontinued operations	—	—	—	—	—	—	—

	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

	2005
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,155	307	—	3,462	(402)	—	(402)
Americas Confectionery	2,590	—	—	2,590	(287)	—	(287)
EMEA	2,412	50	—	2,462	(707)	—	(707)
Asia Pacific	1,000	2	—	1,002	(394)	—	(394)
Central	—	13	522	535	—	(5,876)	(5,876)

Continuing operations	9,157	372	522	10,051	(1,790)	(5,876)	(7,666)
Discontinued operations	911	30	—	941	(291)	—	(291)

	10,068	402	522	10,992	(2,081)	(5,876)	(7,957)

Certain reclassifications relating to debt and tax items have been made between segment assets/liabilities and unallocated assets/liabilities. As a result of these reclassifications unallocated assets have increased from £377 million to £522 million and unallocated liabilities have increased from £4,093 million to £5,876 million with a corresponding decrease in segment assets/liabilities.

	2004
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	2,791	251	—	3,042	(344)	—	(344)
Americas Confectionery	2,243	—	—	2,243	(250)	—	(250)
EMEA	2,335	27	—	2,362	(755)	—	(755)
Asia Pacific	927	1	—	928	(439)	—	(439)
Europe Beverages	973	31	—	1,004	(222)	—	(222)
Central	—	14	287	301	—	(5,570)	(5,570)

Continuing operations	9,269	324	287	9,880	(2,010)	(5,570)	(7,580)

Certain reclassifications relating to debt and tax items have been made between segment assets/liabilities and unallocated assets/liabilities. As a result of these reclassifications unallocated assets have increased from £253 million to £287 million and unallocated liabilities have increased from £3,980 million to £5,570 million with a corresponding decrease in segment assets/liabilities.

c. Business segment share of result in associates

	2006	2005	2004
	£m	£m	£m

Profit from operations of associates
Americas Beverages	(1)	15	11
Americas Confectionery	—	—	—
EMEA	(22)[1]	7	5
Asia Pacific	—	—	—
Central	7	6	6

Continuing operations	(16)	28	22
Discontinued operations	—	—	(1)

	(16)	28	21

1 Includes adjustment of £23 million relating to Cadbury Nigeria.
d. Other business segment items

	2006
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	1	853	78	234	64	19
Americas Confectionery	24	9	63	—	37	2
EMEA	27	83	167	42	82	15
Asia Pacific	5	—	66	—	36	2
Central	(57)	—	10	—	20	—

Continuing operations	—	945	384	276	239	38
Discontinued operations	—	—	1	—	1	—

	—	945	385	276	240	38

	2005
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	—	—	24	—	36	2
Americas Confectionery	23	—	73	—	31	2
EMEA	37	31	126	—	76	—
Asia Pacific	3	—	52	—	35	2
Central	(63)	—	15	—	7	—

Continuing operations	—	31	290	—	185	6
Discontinued operations	—	—	19	—	22	—

	—	31	309	—	207	6

	2004
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	—	—	36	—	33	2
Americas Confectionery	12	5	58	2	28	2
EMEA	69	8	96	—	79	—
Asia Pacific	2	18	40	—	33	2
Central	(83)	—	37	—	20	1

Continuing operations	—	31	267	2	193	7
Discontinued operations	—	26	25	—	23	—

	—	57	292	2	216	7

Financial statements continued
e. Secondary segment analysis — geoprahical segments

	2006
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	—excluding
		Segment	of	acquired	—acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,086	1,156	1	84	—
Euro zone	574	732	—	27	—
United States of America	2,792	4,962	862	89	234
Central and Southern America	733	982	—	38	—
Australia	762	558	—	40	—
Other	1,480	1,843	82	106	42

Continuing operations	7,427	10,233	945	384	276
Discontinued operations	70	—	—	1	—

	7,497	10,233	945	385	276

	2005
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	—excluding
		Segment	of	acquired	—acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,083	1,099	31	88	—
Euro zone	588	575	—	31	—
United States of America	1,998	3,527	—	40	—
Central and Southern America	658	435	—	44	—
Australia	741	513	—	33	—
Other	1,364	3,902	—	54	—

Continuing operations	6,432	10,051	31	290	—
Discontinued operations	725	941	—	19	—

	7,157	10,992	31	309	—

	2004
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	—excluding
		Segment	of	acquired	—acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,065	1,153	6	65	—
Euro zone	602	1,608	—	27	—
United States of America	1,889	3,125	5	41	—
Central and Southern America	549	344	—	41	—
Australia	675	467	—	26	—
Other	1,232	3,183	20	67	2

Continuing operations	6,012	9,880	31	267	2
Discontinued operations	726	—	26	25	—

	6,738	9,880	57	292	2

Revenue and profit from operations are recorded by origin. There is no material difference between this classification and revenue and profit from operations by destination. See page F-13 for further information regarding business segments.
The Group’s revenue is predominantly derived from the sale of confectionery and beverage products. Group revenue, analysed between these groups of products, is set out within Note 2.

1. Nature of operations and accounting policies
(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.
Significant measures used by management in assessing segmental performance include revenue, Underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of intangibles, UK product recall and IAS 39 adjustment) and Underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of intangibles, UK product recall and IAS 39 fair value adjustments).
(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.
The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:
IFRS 7 Financial Instruments: Disclosures; and the Related Amendment to IAS 1 on Capital Disclosures
IFRS 8 Operating Segments
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
IFRIC 10 Interim Financial Reporting and Impairment
IFRIC 11 IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
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
In 2005, the Group’s beverage businesses in Europe and Syria were classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations in 2006. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis.
In prior years, the Group’s statutory accounts were made up to the Sunday nearest to 31 December. This resulted periodically in a financial year of 53 weeks. In 2006, the Group’s statutory accounts are drawn up on a calendar year basis with 12 monthly periods. The Income Statements cover the year from 2 January 2006 to 31 December 2006, the 52 weeks from 3 January 2005 to 1 January 2006 and the 53 weeks from 29 December 2003 to 2 January 2005. The balance sheets for 2006, 2005 and 2004 have been drawn up as at 31 December 2006, 1 January 2006 and 2 January 2005 respectively.
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
Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the consolidated income statement.

Financial statements continued
1. Nature of operations and accounting policies continued
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
(e) Segmental analysis
Business reportable segments
Following the disposal of Europe Beverages, the Group’s operational management structure has four business segments, each with its own leadership team. These four business segments, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific. Americas Beverages market, produce and distribute branded soft drinks in North America. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment produces and distributes confectionery and beverages products in the Asia Pacific region.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Secondary reportable segments
The Group presents geographical information for the following areas: UK, US, Australia, Euro zone and Central and Southern America. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria, e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they also all have similar political conditions. The Central and Southern America all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.
Basis of allocation of costs between segments
Certain central costs are considered to relate to the operating segments, for example where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations whilst those arising on financing transactions are recorded within the financing line. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year.
The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each month. Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or expense in the financial year in which the operations are disposed of.
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, candy and gum confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.

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
Development expenditure is assessed and capitalised if it meets all of the following criteria:
> an asset is created that can be identified;

> it is probable that the asset created will generate future economic benefits; and

> the development cost of the asset can be measured reliably.
Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.
(i) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.
(j) Share-based payments
The Group has previously disclosed fair values for share-based payments under US GAAP. Consequently, as permitted by the transitional provisions of IFRS 2 “Share-based Payment” the Group opted for full retrospective adoption upon transition to IFRS.
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
(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.
(m) Earnings per ordinary share
Basic earnings per ordinary share (EPS) is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the profit for the period attributable to equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share awards).
Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of intangibles, restructuring costs, non-trading items, UK product recall, Nigeria adjustment, the release of disposal tax provisions, the IAS 39 adjustment and associated tax effect as described in Note 1(y).
(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and retranslated at

Financial statements continued
1. Nature of operations and accounting policies continued
each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the income statement.
Upon a step acquisition from associate to subsidiary, the acquiree’s assets and liabilities are recognised at their fair value in the Group’s balance sheet. Goodwill is calculated separately at each stage of the acquisition using the share of the fair value of net assets acquired. This gives rise to the creation of an IFRS 3 revaluation reserve as a separate component within equity which represents the fair value uplift attributable to the previously held share of assets and liabilities. A reserves transfer will be made to offset any incremental depreciation on the revalued assets.
Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.
(o) Acquisition intangibles
Brands
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
No amortisation is charged on over 99% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
>	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
>	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
>	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis.
Other
The Group also recognises certain other separately identifiable intangible assets at fair value on acquisition. These include customer relationships, customer contracts and the exclusive rights to distribute branded products in certain geographical areas (franchise rights), including where such rights were granted to the acquired entity by the Group prior to its acquisition. No amortisation is charged on franchise rights acquired through acquisition where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely.
Impairment review
The Group carries out an impairment review of its tangible and intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of an asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.
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

Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%—10%
Vehicles	12.5%—20%
Office equipment	10%—20%
Computer hardware	12.5%—33%
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.
In specific cases different depreciation rates are used, e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
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
(t) Assets held for sale and discontinued operations
When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the income statement, separate from the other results of the Group.
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
Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative periods has been represented to show the discontinued operations separate from the continuing operations.
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

Financial statements continued
1. Nature of operations and accounting policies continued
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
(v) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
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
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists, the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of available refunds and reductions in future contributions to the plan.
(w) Financial instruments
Following the adoption of IAS 39 from 3 January 2005, the following are the Group’s accounting policies for financial instruments. The 2004 comparatives have not been restated for the adoption of the above standards as permitted by IFRS 1 but are presented in accordance with the accounting policies detailed in Note 1(x).
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.
Derivative financial instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. Where it is permissible under IAS 39, the Group’s policy will be to apply hedge accounting to hedging relationships where it is both practical to do so and its application reduces volatility.
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
Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long-term fluctuations. In respect of such commodities the Group enters into derivative contracts in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the Underlying transactions are incurred.

The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the Underlying transactions are incurred.
Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the Underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the income statement within finance costs. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the Underlying borrowings.
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
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments are immediately recognised in the income statement within finance costs.
Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.
Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in the income statement using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.
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

Financial statements continued
1. Nature of operations and accounting policies continued
(y) Management performance measures
Cadbury Schweppes believes that Underlying profit from operations, Underlying profit before tax, Underlying earnings and Underlying earnings per share provide additional useful information on Underlying trends to shareowners. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term Underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
To meet the needs of shareowners and other external users of the financial statements, the presentation of the income statement has been reformatted to show more clearly, through the use of columns, our Underlying business performance which provides more useful information on Underlying trends.
The principal adjustments made to reported profit and classified as non-Underlying in the income statement are summarised below:
>	Restructuring costs — the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving significant one-off incremental costs. The Group views restructuring as costs associated with investment in the future performance of the business and not part of the Underlying performance trends of the business;

>	Amortisation and impairment of intangibles — the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill initially recognised in respect of Cadbury Nigeria has been recorded outside the Underlying results. This amortisation and impairment charge is not considered to be reflective of the Underlying trading of the Group;

>	Non-trading items — whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these on-trading items are therefore excluded on any such gains or losses in arriving at its Underlying profit from operations; and

>	IAS 39 adjustments — under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our Underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
>	Certain other items which do not reflect the Group’s Underlying trading performance and due to their significance and one-off nature have been considered separately. The gains and losses on these discrete items can have a material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside Underlying and comprise:
—	UK product recall — in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the Underlying results of the Group. Any impact on trading following the recall is included in Underlying results.

—	Nigeria — in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the Underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the Underlying trading performance of the business.

—	Release of disposal tax provisions — in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This had resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the Underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the Underlying result.

—	Recognition of UK deferred tax asset — in 2005, the Group recognised a net deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 current tax charge.
>	Taxation — the tax impact of the above items are also excluded in arriving at Underlying earnings. In addition, from time to time the Group may make intra-Group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to deferred tax gains or losses which are excluded from the Underlying performance.

2. Revenue
An analysis of the Group’s revenue is as follows:

	2006	2005	2004
	£m	£m	£m

Continuing operations
Sale of goods — confectionery	4,459	4,261	3,968
— beverages	2,960	2,162	2,034
Rendering of services[1]	8	9	10

	7,427	6,432	6,012
Investment revenue (Note 9)	48	42	48
Discontinued operations (Note 32)	70	725	726

	7,545	7,199	6,786

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.
3 Trading costs
(a) Trading costs analysis:

	2006	2005	2004
	£m	£m	£m

Cost of sales	3,666	3,046	2,534
Distribution costs	594	426	362
Marketing and selling costs	693	680	663
Administrative expenses	1,404	1,233	1,506
Amortisation of definite life intangibles	23	6	7
Impairment of goodwill	15	—	—
UK product recall	30	—	—

	6,425	5,391	5,072

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting them to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses includes the cost of information technology, research and development and other back office functions.
UK product recall represents the costs arising from the recall of seven of our Cadbury branded product lines in the UK and two in Ireland. These costs consist of customer returns, destroyed stock, remediation costs and increased media spend, offset by a £7 million insurance recovery.
We view restructuring costs as costs associated with investment in the future performance of our business and not part of the Underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. We consider restructuring costs, amortisation and impairment of intangibles to be administrative in nature.
(b) Gross profit analysis:

	2006	2005	2004
	£m	£m	£m

Revenue	7,427	6,432	6,012
Cost of sales	(3,666)	(3,046)	(2,534)

Gross profit	3,761	3,386	3,478

4. Restructuring costs
During 2006, the continuing Group incurred £133 million (2005: £71 million; 2004: £139 million) of restructuring costs. £123 million of these costs was incurred as part of the four year Fuel for Growth programme.

	2006	2005	2004
	£m	£m	£m

Integrating the Adams acquisition	—	16	55
Other Fuel for Growth projects in the base business	123	55	53

Total for Fuel for Growth	123	71	108
Integrating the CSBG acquisition	10	—	—
Write-down of IT asset	—	—	31

	133	71	139

Financial statements continued
4. Restructuring costs continued
Of this total charge of £133 million (2005: £71 million; 2004: £139 million), £70 million (2005: £37 million; 2004: £41 million) was redundancy related and £21 million (2005: £18 million; 2004: £36 million) related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution termination payments. The analysis of these costs by region is shown below:

	2006	2005	2004
	£m	£m	£m

Americas Beverages	21	6	23
Americas Confectionery	11	21	41
EMEA	65	21	21
Asia Pacific	15	15	18
Central	21	8	36

	133	71	139

5. Non-trading items

	2006	2005	2004
	£m	£m	£m

(Loss)/profit on disposal of subsidiaries and brands	(4)	19	20
(Loss)/profit on disposal of investments	(3)	4	—
Profit/(loss) on disposal of land and buildings	22	(1)	(2)
Net gain on rebuild of buildings	25	3	—

	40	25	18

The loss on disposal of subsidiaries and brands in the year consists primarily of the profit of £17 million from the disposal of Grandma’s Molasses and Slush Puppie, non-core brands in Americas Beverages, offset by a write-down to recoverable amount of £19 million relating to other non-core confectionery businesses which are held for sale at 31 December 2006. Cash consideration in respect of these disposals amounted to £29 million. The profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre. The net gain on rebuild of building relates to the £25 million insurance proceeds received to rebuild the Pontefract (UK) factory.
The profit on disposal of subsidiaries and brands in 2005 primarily related to £20 million profit on disposal of the Holland House brand in Americas Beverages offset by a loss of £1 million on the completion of the disposal of the Group’s German confectionery business. Cash consideration in respect of these disposals amounted to £41 million.
The disposal in 2004 relates to the sale of the South African food division and the release of provisions related to disposals in earlier years for which the obligation period has lapsed. Cash consideration in respect of this disposal amounted to £11 million.
6. Profit from operations
Profit from operations for continuing operations is after charging:

	2006	2005	2004
	£m	£m	£m

Research and product development	77	67	58
Depreciation of property, plant and equipment — owned assets	193	158	159
— under finance leases	12	12	9
Amortisation of definite life intangibles	23	6	7
Impairment of goodwill	15	—	—
Amortisation of software intangibles	33	19	21
Maintenance and repairs	105	82	77
Advertising and promotional marketing	693	680	663
Impairment of trade receivables	5	5	11

There were net foreign exchange gains of £3 million recognised in the income statement in 2006.
Analysis of profit from operations for discontinued operations is given in Note 32(c).

Auditors’ remuneration

	2006	2005	2004
	£m	£m	£m

Audit services
— for the audit of the Company’s annual accounts	0.7	0.7	0.6
— for the audit of the Company’s subsidiaries	4.3	4.1	3.4

Total audit fees	5.0	4.8	4.0
Other services pursuant to legislation	2.6	1.3	0.7
Tax services	0.7	1.1	1.1
Corporate finance services	0.6	0.2	—
Other services	0.1	0.1	—

Total non-audit fees	4.0	2.7	1.8

Auditors’ remuneration — continuing and discontinued operations	9.0	7.5	5.8
Less: auditors’ remuneration for discontinued operations (note 32(c))	—	(0.5)	(0.5)

	9.0	7.0	5.3

Other services pursuant to legislation primarily relates to assurance regarding controls as required by the Sarbanes-Oxley Act in the US, the half year review and shareholder/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relates to work in connection with the disposal of the Europe Beverages business.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £3.2 million (2005: £2.1 million; 2004: £1.3 million).
In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2006 were £9.0 million (2005: £7.6 million; 2004: £2.6 million) principally in relation to tax compliance and advisory services.
7. Employees and emoluments

	2006	2005	2004
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	1,211	999	977
Social security costs	129	116	114
Post retirement benefit costs (see Note 25)	90	79	84
Share based payments (see Note 26)	41	37	38

Continuing operations	1,471	1,231	1,213

	2006	2005	2004

Average employee headcount:
Americas Beverages	14,562	6,605	6,774
Americas Confectionery	14,568	14,175	14,002
EMEA	23,457	20,705	20,450
Asia Pacific	13,354	12,624	12,436
Central	761	769	662

Continuing operations	66,702	54,878	54,324

Emoluments of employees of discontinued operations totalled £14 million (2005: £106 million; 2004: £112 million), giving a total for the Group of £1,485 million (2005: £1,337 million; 2004: £1,325 million). The average employee headcount of discontinued operations totalled 309 (2005: 3,703; 2004: 4,118), giving a total for the Group of 67,011 (2005: 58,581; 2004: 58,442). Further details of discontinued operations are included in Note 32(b).
The average employee headcount disclosed above reflects the incremental heads for CSBG only for the period since acquisition. On a proforma basis assuming that CSBG had been acquired at the start of the year the average headcount for Americas Beverages and continuing operations would have been 18,372 and 70,512 respectively.

Financial statements continued
8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F.
9. Investment revenue

	2006	2005	2004
	£m	£m	£m

Interest income	23	31	39
Post retirement employee benefits	25	11	9

Investment revenue	48	42	48

10. Finance costs

	2006	2005	2004
	£m	£m	£m

Bank and other loans not wholly repayable within five years	28	27	42
Bank and other loans wholly repayable within five years	102	139	185
Commercial paper	27	18	21
Finance leases	5	5	4
Bank overdrafts and other short-term borrowings	22	31	1
Finance costs on derivatives not in a designated hedge accounting relationship[1]	19	10	n/a

Finance costs	203	230	253

[1]	Includes £6 million losses (2005: £nil; 2004: n/a) representing the difference in finance costs arising on derivatives between former UK GAAP hedge accounting and IAS 39 fair value accounting.
11. Taxation

	2006	2005	2004
Analysis of change in period	£m	£m	£m

Current tax — continuing operations:
— UK	(1)	(6)	3
— Overseas	(205)	(214)	(146)
— Adjustment in respect of prior year	(4)	38	60

	(210)	(182)	(83)

Deferred tax — continuing operations:
— UK	(49)	(13)	(21)
— Overseas	(2)	(36)	(32)
— Adjustment in respect of prior year	46	(8)	(8)
— Recognition of UK deferred tax asset	—	104	—

	(5)	47	(61)

Taxation — continuing operation	(215)	(135)	(144)

UK tax is calculated at 30% (2005 and 2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. In 2005, the initial recognition of a net deferred tax asset in the UK was appropriate. This gave rise to a £104 million credit to the tax charge, as an adjustment in respect of prior years.
In addition to the amounts recorded in the income statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £18 million (2005: £17 million) was recognised directly in equity.

11. Taxation continued
The charge for the year can be reconciled to the profit per the income statement as follows:

	2006	2005	2004
	%	%	%

Tax at the UK corporation rate	30.0	30.0	30.0
Tax effect of share of results of associates	—	(1.1)	(1.1)
Tax effect of expenses that are not deductible in determining taxable profit	3.5	2.3	1.9
Tax effect of income not taxable	(3.1)	(2.9)	—
Tax effect of prior period adjustments	(5.7)	(3.6)	(8.1)
Tax effect of initial recognition of UK deferred tax asset	—	(12.3)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	2.6	2.2	0.7
Other tax effects	1.8	1.6	(0.8)

Effective tax rate for the year for continuing operations	29.1	16.2	22.6

For details of taxation and the effective tax rate for discontinued operations see Note 32(d).
12. Dividends

	2006	2005	2004
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 9.00p (2005: 8.70p; 2004: 8.35p) per share	187	178	169
Interim dividend for the year of 4.10p (2005: 4.00p; 2004: 3.80p) per share	85	82	78

	272	260	247

At the year end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2006 of 9.90 pence per share has been proposed, equivalent to a cash payment of approximately £206 million. The Company will not incur any tax charge upon payment of the proposed dividend.
13. Earnings per share
(i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005	2004	2004
	£m	pence	£m	pence	£m	pence

Reported — continuing and discontinued	1,169	56.4	765	37.3	525	25.9
Restructuring costs	133	6.4	86	4.2	166	8.2
Amortisation and impairment of intangibles	38	1.8	6	0.3	7	0.3
Non-trading items	(671)	(32.3)	(16)	(0.8)	(19)	(0.9)
UK product recall	30	1.4	—	—	—	—
Nigeria adjustments	23	1.1	—	—	—	—
IAS 39 adjustment	9	0.5	(23)	(1.1)	—	—
Effect of tax on above items	(26)[1]	(1.2)	(18)[1]	(0.9)	(57)	(2.8)
Release of disposal tax provisions	(51)	(2.5)	—	—	—	—
Recognition of UK deferred tax asset	—	—	(104)	(5.1)	—	—

Underlying — continuing and discontinued	654	31.6	696	33.9	622	30.7

[1]	Includes £17 million (2005: £11 million) deferred tax credit arising on the intra-group transfer of retained brands.

Financial statements continued
13. Earnings per share continued
(ii) Diluted EPS
Diluted EPS has been calculated based on the reported and Underlying earnings amounts above. The diluted reported and Underlying EPS are set out below:

	2006	2005	2004
	pence	pence	pence

Diluted Reported — continuing and discontinued	55.9	36.9	25.7
Diluted Underlying — continuing and discontinued	31.3	33.5	30.5

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2006	2005	2004
	million	million	million

Average shares used in Basic EPS calculation	2,072	2,051	2,027
Dilutive share options outstanding	19	23	14

Shares used in diluted EPS calculation	2,091	2,074	2,041

Share options not included in the Diluted EPS calculation because they were non-dilutive in the period totalled 1 million in 2006 (2005: 1 million; 2004: 35 million), as the exercise price of these share options was above the average share price for the relevant year.
(iii) Continuing EPS
The reconciliation between reported continuing and Underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2006	2006	2005	2005	2004	2004
	£m	pence	£m	pence	£m	pence

Reported — continuing operations	527	25.4	689	33.6	470	23.2
Restructuring costs	133	6.4	71	3.5	139	6.8
Amortisation and impairment of intangibles	38	1.8	6	0.3	7	0.3
Non-trading items	(40)	(1.9)	(25)	(1.2)	(18)	(0.8)
UK product recall	30	1.4	—	—	—	—
Nigeria adjustments	23	1.1	—	—	—	—
IAS 39 adjustment	9	0.5	(22)	(1.1)	n/a	n/a
Effect of tax on above items	(68)[1]	(3.2)	(4)	(0.2)	(48)	(2.4)
Recognition of UK deferred tax asset	—	—	(104)	(5.1)	—	—

Underlying — continuing operations	652	31.5	611	29.8	550	27.1

[1]	Includes £17 million (2005: £nil) deferred tax credit arising on intra-group transfer of brands.
Diluted continuing EPS has been calculated based on the Reported continuing and Underlying continuing earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and Underlying earnings per share from continuing operations are set out below:

	2006	2005	2004
	£m	pence	pence

Diluted Reported — continuing operations	25.2	33.2	23.0
Diluted Underlying — continuing operations	31.2	29.5	26.9

EPS information for discontinued operations is presented in Note 32(g).

14. Goodwill

£m

Cost
At 29 December 2003	2,384
Exchange differences	(89)
Recognised on acquisition of a subsidiary	51
Transfers arising on finalisation of purchase accounting	6

At 2 January 2005	2,352
Exchange differences	191
Recognised on acquisition of a subsidiary	6
Transferred to discontinued operation	(230)
Derecognised on disposal	(20)

At 1 January 2006	2,299

Exchange differences	(270)
Recognised on acquisition of a subsidiary	492
Transferred to asset held for sale	(9)
Derecognised on disposal	(10)
At 31 December 2006	2,502

Impairment
At 1 January 2006 and at 2 January 2005	—
Impairment charge in the year	(15)
At 31 December 2006	(15)

Net book value at 31 December 2006	2,487

In 2006, goodwill recognised on acquisition of subsidiaries includes £386 million arising from the acquisition of the remaining 55% of the Group’s former associate CSBG, £37 million relating to the acquisition of a further 30% share in the Group’s Turkish subsidiary Kent Gida, £23 million relating to other smaller bottling group acquisitions in the US and £15 million relating to the goodwill arising on the further acquisition of shares in the Group’s former associate Cadbury Nigeria (as well as the existing associate goodwill).
The impairment charge recognised in 2006 relates to Cadbury Nigeria. Cadbury Nigeria has been identified as a separate cash generating unit and is part of the EMEA reporting segment. Following acquisition it was discovered that the financial results and position of Cadbury Nigeria had been significantly overstated. A valuation of the business was undertaken by the Group once the full extent of the financial position was established. This indicated a value for Cadbury Nigeria as at 31 December 2006 which required the impairment of the entire goodwill balance of £15 million.
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
The carrying amounts of significant goodwill by cash generating unit are as follows:

	2006	2005	2004
	£m	£m	£m

North America Beverages	849	525	470
US and Canadian Confectionery	756	878	784
MECCA Confectionery	258	287	244
Western Europe Confectionery	187	227	255

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG. The US and Canadian Confectionery and MECCA Confectionery arose principally from the Adams acquisition in 2003. The Western Europe confectionery goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions.

Financial statements continued
15. Other intangible assets

		Customer
		relationships	Total
	Brand	and franchise	acquisition
	intangibles	intangibles	intangibles	Software
	£m	£m	£m	£m

Cost
At 29 December 2003	3,446	—	3,446	185
Exchange differences	(175)	—	(175)	(3)
Additions	—	—	—	22
Write-off	—	—	—	(31)

At 2 January 2005	3,271	—	3,271	173
Exchange differences	290	—	290	7
Recognised on acquisition of a subsidiary	25	—	25	—
Additions	—	—	—	19
Transfers to discontinued operations	(370)	—	(370)	(5)

At 1 January 2006	3,216	—	3,216	194
Exchange differences	(345)	(24)	(369)	(3)
Recognised on acquisition of a subsidiary	20	424	444	—
Additions	9	—	9	12
Transfers from assets in course of construction	—	—	—	27
Transfers to discontinued operations	—	—	—	—

At 31 December 2006	2,900	400	3,300	230

Amortisation
At 29 December 2003	(3)	—	(3)	(8)
Charge for the year	(7)	—	(7)	(21)

At 2 January 2005	(10)	—	(10)	(29)
Charge for the year	(6)	—	(6)	(19)
Transfers to discontinued operations	—	—	—	3

At 1 January 2006	(16)	—	(16)	(45)
Exchange differences	—	—	—	3
Charge for the year	(6)	(17)	(23)	(33)
Transfers to discontinued operations	—	—	—	—

At 31 December 2006	(22)	(17)	(39)	(75)

Carrying amount
At 2 January 2005	3,261	—	3,261	144
At 1 January 2006	3,200	—	3,200	149

At 31 December 2006	2,878	383	3,261	155

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
The franchise intangible and customer relationships additions in the year arose on the acquisition of CSBG. See Note 31 for further information about the acquisition. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relations are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.
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

While revenue growth of the Snapple brand since its acquisition in 2000 has been below the acquisition case, significant cost synergies have been generated through the integration with our other US beverage businesses. Management have stated their commitment to further invest behind the Snapple brand, principally through the launch of new products in the super-premium and mainstream segments of the US ready-to-drink tea market. Management expect these product launches to drive revenue growth of these brands in 2007. Management have concluded that no impairment of the brand has been required to date.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market (between 2% and 6%). This rate does not exceed the average long-term growth rate for the relevant markets.
Significant intangible assets details

		Carrying	Remaining
		amount	amortisation
	Description	£m	period

Acquisition intangibles
Dr Pepper/7 UP	Carbonated soft drink	919	Indefinite life
Snapple	Non-carbonated soft drink	379	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	105	Indefinite life
Halls	Candy	315	Indefinite life
Trident	Gum	226	Indefinite life
Dentyne	Gum	127	Indefinite life
Dr Pepper/7 UP franchise agreements	Carbonated soft drink	286	Indefinite life
	distribution rights

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 29 December 2003	558	2,253	43	2,854
Exchange rate adjustments	(1)	(37)	(3)	(41)
Additions	9	120	141	270
Additions on acquisition of a subsidiary	2	—	—	2
Transfers on completion	6	87	(93)	—
Disposals	(12)	(198)	(1)	(211)

At 2 January 2005	562	2,225	87	2,874
Exchange rate adjustments	43	88	12	143
Additions	14	95	181	290
Transfers on completion	31	67	(98)	—
Transfers to assets held for sale	(7)	—	(3)	(10)
Transfers to discontinued operations	(63)	(113)	(4)	(180)
Disposals	(14)	(119)	(2)	(135)

At 1 January 2006	566	2,243	173	2,982

Exchange rate adjustments	(45)	(143)	(17)	(205)
Additions	21	131	220	372
Additions on acquisition of a subsidiary	114	142	20	276
Transfers on completion	25	127	(152)	—
Transfer on completion to software intangible assets	—	(27)	—	(27)
Transfers to assets held for sale	(1)	(38)	—	(39)
Disposals	(32)	(184)	(9)	(225)

At 31 December 2006	648	2,251	235	3,134

Financial statements continued
16. Property, plant and equipment continued

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Accumulated depreciation
At 29 December 2003	(83)	(1,324)	—	(1,407)
Exchange rate adjustments	1	23	—	24
Depreciation for the year	(17)	(178)	—	(195)
Disposals	1	167	—	168

At 2 January 2005	(98)	(1,312)	—	(1,410)
Exchange rate adjustments	(15)	(52)	—	(67)
Depreciation for the year	(18)	(170)	—	(188)
Transfers to assets held for sale	4	—	—	4
Transfers to discontinued operations	5	22	—	27
Disposals	1	97	—	98

At 1 January 2006	(121)	(1,415)	—	(1,536)

Exchange rate adjustments	9	76	—	85
Depreciation for the year	(20)	(186)	—	(206)
Transfers to assets held for sale	—	25	—	25
Disposals	2	160	—	162

At 31 December 2006	(130)	(1,340)	—	(1,470)

Carrying amount
At 2 January 2005	464	913	87	1,464
At 1 January 2006	445	828	173	1,446

At 31 December 2006	518	911	235	1,664

The value of land not depreciated is £134 million (2005: £112 million; 2004: £112 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2006	2005	2004
	£m	£m	£m

Cost	223	228	227
Less: accumulated depreciation	(179)	(172)	(155)

	44	56	72

(c) Analysis of land and buildings

	2006	2005	2004
	£m	£m	£m

Analysis of net book value
Freehold	470	394	431
Long leasehold	21	33	19
Short leasehold	27	18	14

	518	445	464

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year for the continuing group were £11 million (2005: £14 million; 2004: £15 million).

17. Investment in associates
(a) Analysis of components

	2006	2005	2004
	£m	£m	£m

Shares in associated undertakings
- Listed	—	50	27
- Unlisted	22	185	164

Total net book value of associates	22	235	191
Loans to associated undertakings	—	137	133

	22	372	324

Following the acquisition of further shares in Cadbury Nigeria and its transfer to a subsidiary, the fair value of shares in listed associated undertakings is £nil (2005: £136 million; 2004: £107 million). Details of the principal associated undertakings are set out in Note 36.
(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	associates	Total
	£m	£m	£m	£m

Cost/carrying value at 2 January 2005	16	96	133	245
Exchange rate adjustments	1	6	14	21
Transfer to discontinued operations	—	(11)	(10)	(21)
Additions	17	16	—	33

Cost/carrying value at 1 January 2006	34	107	137	278
Exchange rate adjustments	(1)	(6)	(9)	(16)
Additions	—	—	—	—
Transfer to investment in subsidiary	(33)	(82)	(128)	(243)

Cost/carrying value at 31 December 2006	—	19	—	19

Share of reserves at 2 January 2005	11	68	—	79
Exchange rate adjustments	2	15	—	17
Share of profit from operations	10	47	—	57
Share of interest	(2)	(14)	—	(16)
Share of taxation	(2)	(11)	—	(13)
Dividends received	(3)	(8)	—	(11)
Transfer to discontinued operations	—	(19)	—	(19)

Share of reserves at 1 January 2006	16	78	—	94
Exchange rate adjustments	(1)	(7)	—	(8)
Share of profit from operations	—	12	—	12
Share of interest	—	(5)	—	(5)
Share of taxation	—	—	—	—
Dividends received	—	(6)	—	(6)
Recognition of historical balance sheet overstatement[1]	(23)	—	—	(23)
Other recognised income and expense items	(2)	—	—	(2)
Transfer to investment in subsidiary	10	(69)	—	(59)

Share of reserves at 31 December 2006	—	3	—	3

Net book value at 2 January 2005	27	164	133	324

Net book value at 1 January 2006	50	185	137	372

Net book value at 31 December 2006	—	22	—	22

[1]	Recognition of historical balance sheet overstatement relates to Cadbury Nigeria.
The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

Financial statements continued
17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2006	2005	2004
	£m	£m	£m

Revenue[1]	5,449	6,184	5,949
(Loss)/profit for the period[1]	(5)	73	71
Non-current assets	100	348	322
Current assets	307	594	494
Current liabilities	(319)	(686)	(620)
Non-current liabilities	(6)	(531)	(484)

[1]	Includes CSBG until 2 May 2006 and Cadbury Nigeria until 20 February 2006 from which point the entities ceased to be associates and were accounted for as subsidiaries.
18. Investments

	2006	2005	2004
	£m	£m	£m

Available for sale investments	2	2	11

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2006	2005	2004
	£m	£m	£m

Raw materials and consumables	230	210	228
Work in progress	67	66	60
Finished goods and goods for resale	431	437	421

	728	713	709

The cost of inventories recognised as an expense for the period ended 31 December 2006 total £3,666 million (2005: £3,046 million; 2004: £2,534 million).
20. Trade and other receivables

	2006		2005		2004
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade receivables	955	—	884	—	915	—
Less: provision for impairment of trade receivables	(32)	—	(22)	—	(30)	—

	923	—	862	—	885	—
Amounts owed by associated undertakings	3	—	39	—	34	—
Interest receivable	—	—	5	—	—	—
Other taxes recoverable	43	—	33	—	48	—
Other debtors	114	54	95	70	83	67
Prepayments and accrued income	103	—	146	—	100	—

	1,186	54	1,180	70	1,150	67

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are denominated in the functional currency of the relevant Group reporting company.

21. Assets held for sale

	2006	2005	2004
	£m	£m	£m

At the beginning of the year	945	5	9
Additions	20	3	—
Transfer of discontinued operations	—	941	—
Disposals	(943)	(4)	(4)

At the end of the year	22	945	5

The additions to assets held for sale in the year relate primarily to Cadbury Italia, whose assets include £4 million non-current assets and £14 million current assets. Liabilities directly associated with Cadbury Italia are £9 million. The disposals in the year relate to the assets of Europe Beverages which were held for sale at 1 January 2006.
22. Trade and other payables

	2006		2005		2004
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade payables	572	—	576	—	583	—
Amounts owed to associated undertakings	3	—	14	—	21	—
Payments on account	1	—	1	—	14	—
Interest accruals	30	—	48	—	53	—
Other taxes and social security costs	123	—	103	—	110	—
Accruals and deferred income	574	—	506	—	485	—
Government grants	—	—	—	—	—	1
Other payables	285	30	295	32	280	26

	1,588	30	1,543	32	1,546	27

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are denominated in the functional currency of the relevant Group reporting company.
23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 29 December 2003	93	21	17	131
Exchange rate adjustments	(2)	—	—	(2)
Recognised in the income statement	166	—	(10)	156
Reserves movement	—	—	(3)	(3)
Utilised in the year — cash	(162)	(3)	—	(165)
Utilised in the year — non-cash	(37)	—	—	(37)
Disposals	—	(3)	—	(3)

At 2 January 2005	58	15	4	77
Exchange rate adjustments	—	1	—	1
Recognised in the income statement	86	(4)	5	87
Utilised in the year — cash	(103)	(3)	1	(105)
Transfer to discontinued operations	(7)	—	—	(7)

At 1 January 2006	34	9	10	53

Exchange rate adjustments	(2)	(1)	—	(3)
Recognised in the income statement	133	—	(2)	131
Utilised in the year — cash	(83)	(3)	(6)	(92)
Utilised in the year — non-cash	(16)	—	—	(16)

At 31 December 2006	66	5	2	73

	2006	2005	2004
	£m	£m	£m

Amount due for settlement within 12 months	55	42	67
Amount due for settlement after 12 months	18	11	10

	73	53	77

Financial statements continued
23. Provisions continued
The charge to the income statement for restructuring is explained in Note 4. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2007 are not expected to be significant.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Acquisition	benefit
	depreciation	intangibles	obligations	Losses	Other	Total
	£m	£m	£m	£m	£m	£m

At 29 December 2003	60	857	(40)	(8)	64	933
Charge to equity for the year	—	—	(1)	—	—	(1)
Charge to income statement
— continuing operations	1	60	5	1	(6)	61
— discontinued operations	—	(14)	—	—	43	29
Acquisition of subsidiary	(2)	2	—	—	(4)	(4)
Transfer to current tax	—	—	—	2	(102)	(100)
Exchange differences	3	(42)	2	—	(3)	(40)

At 2 January 2005	62	863	(34)	(5)	(8)	878
Charge to equity for the year	—	—	20	—	(3)	17
Charge/(credit) to income statement — continuing operations	15	42	(50)	(4)	(50)	(47)
— discontinued operations	—	(11)	—	—	—	(11)
Acquisition of subsidiary	—	7	—	—	—	7
Transfer to discontinued operations	(2)	(67)	—	—	(24)	(93)
Exchange differences	7	79	(1)	(3)	(2)	80

At 1 January 2006	82	913	(65)	(12)	(87)	831

Charge to equity for the year	—	—	24	—	(6)	18
Charge/(credit) to income statement — continuing operations	(15)	69	15	(32)	(32)	5
Acquisition of subsidiary	37	116	—	—	(24)	129
Transfer	(10)	(4)	(16)	—	30	—
Transfer to discontinued operations	1	—	—	—	—	1
Exchange differences	(10)	(97)	3	—	—	(104)

At 31 December 2006	85	997	(39)	(44)	(119)	880

‘Other’ consists primarily of short-term timing differences (including the deferred tax on restructuring provisions) and share awards.
The following is the analysis of the deferred tax balances for balance sheet purposes:

	2006	2005	2004
	£m	£m	£m

Deferred tax assets	(170)	(123)	(17)
Deferred tax liabilities	1,050	954	895

	880	831	878

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £187 million (2005: £165 million; 2004: £115 million). We do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £8 million expire in 2007, £100 million expire between 2007 and 2018 and £6 million expire after 2018. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £5.2 billion (2005: £4.7 billion; 2004: £3.9 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.
Temporary differences arising in connection with interests in associates and jointly controlled entities are insignificant.

25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations.
There are also a number of defined contribution schemes where benefits are limited to contributions.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.
Analysis of the Group post-retirement cost included in profit from operations is set out below:

	2006	2005	2004
	£m	£m	£m

UK defined benefit schemes	37	42	40
Overseas defined benefit schemes — continuing operations	33	19	26
Overseas defined contribution schemes — continuing operations	20	18	18

Total continuing operations	90	79	84
Discontinued operations	—	5	1

Total	90	84	85

Of the charge for the year recorded within profit from operations in respect of the continuing operations’ defined benefit schemes, £36 million (2005: £26 million; 2004: £22 million) has been included in cost of sales, £33 million (2005: £35 million; 2004: £44 million) has been included in Administrative expenses and in 2006, £1 million has also been included within Restructuring. Expected return on assets net of unwind of discount of £25 million (2005: £11 million; 2004: £9 million) has been recorded in Investment revenue. Actuarial gains and losses have been reported in the Statement of recognised income and expense.
Main financial assumptions as at year end:

	2006	2006	2005	2005	2004	2004
	%	%	%	%	%	%
	UK	Overseas	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes	schemes	schemes

Rate of increase in salaries	4.5	4.0-4.25	4.2	4.0-4.25	4.5	4.0-4.25
Rate of increase in pensions in payment [1]	3.0	2.15	2.7	2.15	2.7	2.25
Rate of increase for deferred pensioners [1]	3.0	2.15	2.7	2.15	2.7	2.25
Discount rate for scheme liabilities	5.1	4.75-5.9	4.75	4.3-5.75	5.3	4.75-5.75
Inflation	3.0	2.25-2.5	2.7	2.25-2.5	2.7	2.25-2.5
Medical cost inflation	5.55	5.0-9.0	5.25	5.0-10.0	5.3	5.0-10.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.
The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.
In assessing the Group’s post-retirement liabilities, the Group monitors mortality assumptions and uses up-to-date mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2005 following the statistical analysis performed during the full triennial funding valuation. The analysis demonstrated that the mortality assumption applied is consistent with recent experience. Expected future improvements in mortality have been allowed for by means of a downward adjustment to the discount rate. In the US, mortality assumptions appropriate to the population of the schemes have been adopted (standard RP2000 tables) and an allowance has also been made for expected future improvements in longevity. In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables PA92) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity.
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

		2006	2005

Current pensioner	- male	24.1	23.9
	- female	26.9	26.8
Future pensioner (currently age 45)	- male	25.5	25.4
	- female	28.0	27.9

Financial statements continued
25. Retirement benefit obligations continued
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2006 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.15	7.5-8.5	1,002	350	2	1,298
Bonds	4.7	4.6-5.5	763	143	1	907
Property	7.5	5.6-6.9	183	32	—	215
Other	5.25	3.75-4.7	30	34	—	120

	6.7	6.9	1,978	559	3	2,540
Present value of benefit obligations			(1,988)	(720)	(36)	(2,744)

Recognised in the balance sheet			(10)	(161)	(33)	(204)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 1 January 2006 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	7.7	7.3-8.5	1,107	345	2	1,454
Bonds	4.4	4.8-5.5	449	124	1	574
Property	6.3	6.0-6.6	148	31	—	179
Other	4.2	3.0-4.1	58	32	—	90

	6.7	6.95	1,762	532	3	2,297
Present value of benefit obligations			(1,930)	(695)	(41)	(2,666)

Recognised in the balance sheet			(168)	(163)	(38)	(369)

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 2 January 2005 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	6.9-8.5	962	284	2	1,248
Bonds	4.8	4.1-5.5	376	86	1	463
Property	6.7	5.7	110	27	—	137
Other	4.0	3.25	14	25	—	39

	7.1	6.5	1,462	422	3	1,887
Present value of scheme liabilities			(1,703)	(637)	(32)	(2,372)

Recognised in the balance sheet			(241)	(215)	(29)	(485)

Changes in the present value of the defined benefit obligation are as follows:

	2006	2005	2004
	£m	£m	£m

Opening defined benefit obligation	(2,666)	(2,372)	(2,150)
Current service cost	(70)	(77)	(67)
Past service cost	—	12	—
Interest cost	(129)	(120)	(116)
Actuarial losses	(11)	(184)	(143)
Contributions by employees	(10)	(11)	(11)
Obligation transferred on disposal of subsidiary	2	3	—
Transfer to discontinued operations	—	12	—
Liabilities assumed on acquisition	(28)	—	—
Exchange differences	54	(30)	8
Benefits paid	114	101	107

Closing defined benefit obligation	(2,744)	(2,666)	(2,372)

Of the £2,744 million of benefit obligations above, £84 million (2005: £73 million) are in respect of unfunded schemes. Of the remaining obligation of £2,660 million, assets of £2,540 million are held. Changes in the fair value of these scheme assets are as follows:

	2006	2005	2004
	£m	£m	£m

Opening fair value of scheme assets	2,297	1,887	1,740
Expected return	154	131	125
Actuarial gains	82	260	71
Contributions by employees	10	11	11
Contributions by employer — normal	66	58	53
Contributions by employer — additional	67	31	—
Assets acquired on acquisition	17	—	—
Exchange differences	(39)	20	(6)
Benefits paid	(114)	(101)	(107)

Closing fair value of scheme assets	2,540	2,297	1,887

The actual return on scheme assets was £236 million (2005: £391 million; 2004: £196 million). The scheme assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2006, the Group elected to make an additional £61 million (2005: £25 million) and £6 million (2005: £6 million) contribution to the UK and US pension schemes respectively. These payments are part of a long-term plan to reduce the Group’s pension deficit.
The expected rates of return on individual categories of scheme assets are determined after taking advice from external experts and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme’s investment portfolio.
The history of the schemes for the current and prior periods is as follows:

	2006	2005	2004
	£m	£m	£m

Present value of defined benefit obligation	(2,744)	(2,666)	(2,372)
Fair value of scheme assets	2,540	2,297	1,887

Deficit	(204)	(369)	(485)

Experience (losses)/gains on scheme liabilities	(49)	15	(50)
Change in assumptions	38	(199)	(93)
Experience adjustments on scheme assets	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2006 is a gain of £71 million; the cumulative total gross amount in respect of 2004-2006 is a gain of £75 million.
In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.

Financial statements continued
25. Retirement benefit obligations continued
The Group expects to contribute approximately £66 million to its defined benefit schemes in 2007. In addition management agreed to make an additional contribution of approximately £54 million in 2007 to further fund its defined benefit obligation.
Set out below are certain additional disclosures in respect of the Cadbury Schweppes Pension Fund (CSPF), which represents 68% of the Group’s post-retirement liabilities.
The CSPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation.
The Group offers defined benefit retirement benefits to all of its current UK employees. The retirement benefits provided to employees joining after July 2001 are based on career average earnings, revalued for inflation with a ceiling of 5%. Benefits provided to members who joined the Group prior to this date are linked to final salary.
The principal disclosures regarding actuarial assumptions (including mortality) are set out above. The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below:

Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 7.5%
Rate of mortality	Increase by 1 year	Increase by 2.5%

The Group has agreed the following funding objectives with the Trustee:
1	To return the on-going funding level of the scheme to 100% of the projected past service liabilities within a period of 6 years measured in accordance with the assumptions set by the Trustee and its Actuary.

2	Once the funding level of the scheme is 100% of the prescribed bases then the agreement will be reviewed and a new funding plan agreed.

3	The funding plan will be reviewed at each triennial valuation and the funding position will aim to adjust for any surplus or deficit over reasonable periods.
The most recently completed triennial funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2005. The levels of contributions are based on the current service costs and the expected future cash flows of the Fund.
Following this valuation the Group’s ordinary contributions rate increased, with effect from 1 January 2006, from an overall rate of 12.9% of pensionable salaries to 15.5%. In 2006, the Group contributed a further £49 million to the Cadbury Schweppes Pension Fund as a contribution towards the current funding deficit. In addition, the Group has committed to a further contribution each year to 2008, when this commitment will be reviewed as part of the next formal valuation which is due to be competed as at 6 April 2008. The Group considers that the contribution rates and additional contributions agreed with the Trustee at the last valuation date are sufficient to eliminate the funding deficit over the agreed period and that regular contributions, which are based on service costs, will not vary significantly.
At 31 December 2006, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets as a percentage of total scheme assets and target allocations are set out below:

	Planned
(as a percentage of total scheme assets)	2007	2006	2005

Equity securities	55%	52%	64%
Debt	35%	37%	24%
Property	10%	10%	9%
Other	0%	1%	3%

In conjunction with the Trustee, the Group has agreed to enter into a funding plan, which includes discussion on the investment of its assets. These discussions include the risk return policy of the Group and set the framework of matching assets to liabilities based on this risk reward profile. The majority of equities relate to international entities. The aim is to hold a globally diversified portfolio of equities, with a target of 60% of equities being held in international equities. To maintain a wide range of diversification and to improve return opportunities, up to approximately 15% of assets are allocated to alternative investments such as private equity and property.

26. Share based payments
The Group recognised total expenses of £42 million (2005: £39 million; 2004: £39 million) related to equity-settled share-based payment transactions during the year including £1 million in respect of Europe Beverages (2005: £2 million; 2004: £1 million).
The continuing operations expense of £41 million has been recognised in the primary segments as follows: Americas Beverages £8 million, Americas Confectionery £8 million, EMEA £8 million, Asia Pacific £3 million and £14 million in Central.
The Group realised a tax benefit of £6 million from share options and awards exercised in the year.
The Group has a number of share option plans that are available the Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP).
Long Term Incentive Plan (LTIP)
Around 85 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In 2006, awards for the 2006-2008 performance cycles were made to senior executives, including the executive Directors.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award is calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the LTIP, and the table below sets its key features. As explained above, from 2006, performance ranges for the growth in Underlying Earnings Per Share (UEPS) are expressed in absolute rather than post-inflation terms.

	Awards made prior to 2004	Awards made for 2004 onwards

Face value of conditional share award made to executive Directors	80% of base salary	120% of base salary (2004 and 2005) 160% of base salary (2006 onwards)

Performance conditions	Award is based on TSR relative to the Comparator Group with a UEPS hurdle	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement*	For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period:
> 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more
> 100% of this half of the award will vest if the absolute compound annual growth rate achieved is 10% or more > Between 6% and 10%, the award will vest proportionately

TSR vesting requirement*	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:
	> The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	> 30% of this half of the award will vest at the 50th percentile ranking
	> 100% of the award will vest at the 80th percentile ranking or above	> 100% of this half of the award will vest at the 80th percentile ranking or above
	> Between the 50th and 80th percentiles, the award will vest proportionately	> Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in Underlying Earnings Per Share (UEPS) was expressed in post-inflation terms.

The TSR measure is a widely accepted and understood benchmark of a company’s performance. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK based companies	Non-UK based companies	Head office location

Allied Domecq#	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	Conagra+	US
Scottish & Newcastle+	CSM+	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker*	Germany
	Wrigley+	US

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company
Awards under the LTIP (both before and after 2004) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The status as at 1 January 2007 of each LTIP cycle in respect of which awards could have vested at the date of this report is shown to the right, showing our performance against the measures explained above. The 2004-6 LTIP UEPS result reflects an appropriate adjustment to earnings arising from discontinued operations.

Bonus Share Retention Plan (BSRP)
The BSRP enables participants to invest all or part of their AIP award in, or take their AIP award as an award over, our shares (“Deferred Shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three-year period, they forfeit some of the additional shares and in certain cases it is possible that all of the Deferred Shares and the additional shares may be forfeited. Each year the executive Directors have chosen to invest all their AIP awards into the BSRP.
The number of matching shares that will be provided for grants from 2006 is as follows:

Absolute compound annual growth
in aggregate UEP over the three year	Percentage of matching shares awarded
deferral period equivalent to:	at the end of the period:

below 4%	40	% (threshold)
4%	40%
8%	70%
12% or more	100	% (maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2005-2007 and 2006-2008 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. Actual vesting will depend upon performance over the full vesting period.
Discretionary Share Option Plans
No option grants were made to executive Directors in 2006 as discretionary share options were removed as part of our remuneration programme. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s immediate families during 2006. All our existing discretionary share option plans which apply to executive Directors use the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary. From 2006 onwards, no such grants are made other than in exceptional circumstances

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

Other Share Plans
The Group also has a share option scheme for all employees of the Group. All Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.

Share award fair values
An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations. Key fair value and other assumptions are detailed below:

	Schemes granted in 2006
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	18%	n/a	22%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting+5 months

Risk free rate	4.5%		4.2%-4.9%	4.6%-4.8%

Expected dividend yield	2.5%	2.5%	2.3%-2.5%	2.3%

Fair value per award (% of share price at date of grant)	185.2%[1]	92.8%UEPS	93.0%-99.3%	23.8%-33.5%

		46%TSR

Possibility of ceasing employment before vesting	—	—	—	12%-36%

Expectations of meeting performance criteria	40%	100%	n/a	n/a

No grants were made under the DSOP in 2006.

	Schemes granted in 2005
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%

Expected life	3 yrs	3 yrs	[2]	1-3 yrs	Vesting+5 months

Risk free rate	4.5%	n/a	4.8%	4.3%	4.3%-4.4%

Expected dividend yield	2.5%	3.0%	3.0%	2.3%-2.5%	2.2%-2.3%

Fair value per award (% of share price at date of grant)	185.3%[1]	91.4% UEPS	23.0%	93.0%-97.8%	23.3%-35.3%

		49.6% TSR

Possibility of ceasing employment before vesting	—	—	14%	—	12%-32%

Expectations of meeting performance criteria	40%	50%	85%	n/a	n/a

	Schemes granted in 2004
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%

Expected life	3 yrs	3 yrs	[2]	1-3 yrs	Vesting+5 months

Risk free rate	4.5%	n/a	4.7%-5.0%	4.4%- 5.0%	4.6%-6.0%

Expected dividend yield	2.7%	3.0%	3.0%	2.7%-3.2%	2.7%-2.8%

Fair value per option (% of share price at date of grant)	185.8%[1]	91.4% UEPS	23.3%	91.6%-99.2%	21.4%-32.2%

		49.5% TSR

Possibility of ceasing employment before vesting	—	—	11%	—	7%-33%

Expectation of meeting performance criteria	40%	50%	100%	n/a	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.

[2]	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.

Financial statements continued
26. Share-based payments continued
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 170 senior executives including the executive Directors. The maximum number of shares awarded in 2006 is 3,307,069 (2005: 3,141,237; 2004: 1,417,545). 1,852,788 shares vested in 2006 (2005: 1,435,712; 2004: 1,162,488). Also during the period, matching awards were made over 1,676,061 shares (2005: 815,279; 2004: 724,571). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £9 million (2005: £13 million; 2004: £12 million).
Around 85 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2006 is 3,092,130 (2005: 2,605,000; 2004: 3,341,000). 1,947,819 shares vested in 2006 (2005: Nil; 2004: Nil) and lapsed shares totalled 2,303,388 (2005: 1,943,000; 2004: 124,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £6 million (2005: £4 million; 2004: £5 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 3,613,478 such awards in 2006 (2005: 501,840). Awards under this plan are classified as equity settled. There were 55,018 lapses in the year.
DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £26 million in 2006 (2005: £21 million; 2004: £22 million).
2006: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	12,574,101	1,880,162	2,351,912	601,870	11,500,481	3.14-4.47	3.75	35	—	—
b	21,067,034	—	5,868,052	775,564	14,423,418	2.60-3.79	3.48	72	14,423,418	3.48
	40,648,373	—	10,130,427	1,315,739	29,202,207	3.94-4.82	4.53	55	28,639,073	4.62
c	10,114,750	—	8,250	270,000	9,836,500	4.39-5.69	4.79	95	—	—
d	26,785,750	—	13,750	1,601,500	25,170,500	4.39-5.71	4.78	95	—	—
e	891,421	—	250,269	28,285	612,867	2.73-3.79	3.27	21	27,129	2.74
	193,065	201,215	80	16,373	377,827	4.23-4.57	4.41	36	—	—
f	435,115	—	85,133	3,317	346,665	2.74-3.79	3.12	31	3,889	2.74
	70,560	47,118	979	3,644	113,055	4.23-4.57	4.37	47	—	—
g	1,623,636	—	1,524,188	5,100	94,348	$6.61	$6.61	—	—	—
	1,360,472	—	5,236	57,776	1,297,460	$8.43	$8.43	10	—	—
	—	1,591,504	—	—	—	$9.14	$9.14	24	—	—
h	1,433,302	—	586,160	400,689	446,453	3.02-3.86	3.46	17	—	—
	229,314	129,401	4,071	81,888	272,756	$4.37-$4.59	$4.42	31	—	—
	212,078	—	66,092	52,198	93,788	$5.27-$6.22	$6.23	6	—	—
	97,600	—	—	—	97,600	$7.93	$7.93	24	—	—
i	114,593	96,502	75,591	42,750	92,754	4.34	4.34	7	—	—
j	822,296	—	1,084	14,840	806,372	$8.42	$8.43	10	—	—
	—	1,784,960	—	—	1,784,960	$9.13	9.13	24	—	—

The intrinsic gain at 31 December 2006 of all outstanding options exercisable at that date is £53 million.

2005: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	10,008,064	—	2,187,121	418,398	7,402,545	2.35-3.52	3.28	29	403,264	3.41
	3,890,197	2,060,817	594,191	185,267	5,171,556	3.74-4.37	4.00	33	—	—
b	27,720,400	—	4,696,902	2,012,464	21,011,034	2.42-3.52	3.45	82	1,846,780	2.83
	59,199,505	—	16,221,194	2,273,938	40,704,373	3.79-4.82	4.53	68	37,256,239	4.95
c	5,822,500	4,588,750	—	296,500	10,114,750	4.39-5.69	4.79	107	—	—
d	15,512,250	12,020,250	28,750	718,000	26,785,750	4.39-5.71	4.78	107	—	—
e	921,607	—	116,420	64,556	740,631	2.35-3.41	3.03	27	14,859	3.41
	299,871	195,032	43,503	107,545	343,855	3.63-4.23	4.00	30	—	—
f	466,594	—	22,629	8,850	435,115	2.74-3.78	3.14	38	47,427	3.41
	—	73,623	—	3,063	70,560	4.23	4.23	57	—	—
g	3,596,188	—	1,805,012	167,540	1,623,636	$4.66-$6.61	$6.61	3	—	—
	—	1,360,640	—	168	1,360,472	$8.43	$8.43	22	—	—
h	1,909,824	—	371,526	104,996	1,433,302	3.02-3.86	3.39	23	236,542	3.55
	—	229,314	—	—	229,314	4.59	4.59	43	—	—
	228,940	—	—	16,862	212,078	$5.27-$6.22	$5.69	18	118,290	$5.27
	—	97,600	—	—	97,600	$7.93	$7.93	36	—	—
i	121,605	116,495	92,836	30,671	114,593	4.34	4.34	6	—	—
j	—	822,348	—	52	822,296	$8.43	$8.43	22	—	—

2004: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	1,074,362	—	549,841	11,399	513,122	2.35	2.35	1	—	—
	14,691,587	2,288,832	2,587,939	1,007,341	13,385,139	3.14-3.76	3.39	33	499,920	3.74
b	5,433,928	—	2,572,646	121,782	2,739,500	2.43-2.75	2.54	17	2,739,500	2.54
	53,993,317	606,750	6,140,803	3,117,026	45,342,238	2.97-4.25	3.73	84	18,893,727	3.95
	45,225,096	—	1,673,037	4,713,892	38,838,167	4.44-4.83	4.75	81	21,669,747	4.69
c	—	5,834,250	—	11,750	5,822,500	4.40-4.52	4.40	116	—	—
d	—	15,561,000	—	48,750	15,512,250	4.40-4.60	4.40	116	—	—
e	545,603	—	12,193	21,291	512,119	2.35-2.74	2.72	34	20,885	2.35
	891,296	251,395	340,907	92,425	709,359	3.29-3.78	3.50	29	88,175	3.63
f	450,111	146,775	88,189	42,103	466,594	2.74-3.89	3.15	44	—	—
g	3,324,472	1,712,548	1,082,460	358,372	3,596,188	$4.67-$6.61	$5.56	10	—	—
h	1,860,060	606,071	389,287	167,020	1,909,824	3.02-3.86	3.39	31	351,954	3.43
	262,320	103,116	—	136,486	228,940	$5.27-$6.23	$5.68	20	—	—
i	196,220	123,355	153,483	44,487	121,605	3.57	3.57	6	—	—

Financial statements continued
26. Share-based payments continued
(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareholders in May 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2005 and 2006. Options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.
For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options. However, no such option grants were made in 2006 as discretionary share options were removed as part of our remuneration programme. From 2006 onwards, no such grants will be made other than in exceptional circumstances.

The weighted average exercise prices of options granted, exercised and lapsed during the year were:

	2006
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.47	£3.40	£3.82
Share Option Plan 1994	—	£4.13	£4.01
Share Option Plan 2004	—	£4.79	£4.77
(New Issue) Share Option Plan 2004	—	£4.79	£4.79
Irish Savings-Related Share Option Scheme	£4.57	£2.99	£3.66
Irish AVC Savings-Related Share Option Scheme	£4.57	£3.21	£3.88
US Employees Share Option Plan 2005	$9.14	$6.62	$8.28
International Savings-Related Share Option Scheme 1998	£4.47	£2.32	£2.59
International Savings-Related Share Option Scheme 1998	—	—	$5.72
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£4.34	£4.34
Americas Employees Share Option Plan 2005	$9.14	$8.43	$8.43

The weighted average share price during the year was £5.46.

	2005
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.37	£3.13	£3.42
Share Option Plan 1994	—	£4.12	£4.07
Share Option Plan 2004	£5.26	—	£4.48
(New Issue) Share Option Plan 2004	£5.27	£4.79	£4.59
Irish Savings-Related Share Option Scheme	£4.23	£3.32	£3.47
Irish AVC Savings-Related Share Option Scheme	£4.23	£3.38	£3.54
US Employees Share Option Plan 2005	$8.43	$4.69	$4.70
International Savings-Related Share Option Scheme 1998	£4.59	£3.34	£2.49
International Savings-Related Share Option Scheme 1998	$7.93	—	$5.59
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£3.57	£3.62
Americas Employees Share Option Plan 2005	$8.43	—	$8.43

The weighted average share price during the year was £5.38.

	2004
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£3.52	£3.14	£3.41
Share Option Plan 1994	£4.25	£3.61	£4.29
Market Purchased Share Option Plan 2004	£4.40	—	£4.40
New Issue Share Option Plan 2004	£4.40	—	£4.40
Irish Savings-Savings Related Share Option Scheme	£3.39	£3.57	£3.27
Irish AVC Savings-Savings Related Share Option Scheme	£3.39	£3.47	£3.40
United States and Canada Employee Stock Purchase Plan 1994	$6.61	$5.88	$5.52
International Savings-Related Share Option Scheme 1998	£3.58	£3.27	£3.44
International Savings-Related Share Option Scheme 1998	$6.23	—	$5.30
Asia Pacific Employee Share Acquisition Plan 2002	£3.57	£2.82	£2.92

The weighted average share price during the year was £4.46.
Awards under the BSRP, ISAP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plans.

Financial statements continued
26. Share-based payments continued
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last 3 years, 6 appropriations under the Irish Share Plan, a profit sharing plan, totalling 81,343 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2006 and 13 December 2008, range from £4.47 to £5.43.
27. Borrowings
Group un-drawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The un-drawn committed facilities available to the Group are as follows:

	2006
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	—	—	1,000
Un-drawn committed subsidiary facilities	71	—	—

	71	—	1,000

	2005
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	—	—	1,000
Un-drawn committed subsidiary facilities	110	—	—

	110	—	1,000

	2004
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Un-drawn committed syndicated facility	—	—	1,042
Un-drawn committed subsidiary facilities	31	—	—

	31	—	1,042

The un-drawn committed syndicated facility for £1,000 million expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 37.5 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2006 financial year-end the ratio was 7.0 times (2005: 6.8 times; 2004: 6.2 times). These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. In addition, there are other uncommitted facilities available to the Group.

Classes of drawn debt
     The Group’s drawn debt at year-end was comprised of:

		2006			2005			2004
	Amounts	Amounts		Amounts	Amounts		Amounts	Amounts
	due within	due after		due within	due after		due within	due after
	a year	a year	Total	a year	a year	Total	a year	a year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Floating rate debt
EUR Floating rate notes due 2007	404	—	404	—	410	410	—	424	424
Commercial paper	603	—	603	392	—	392	240	—	240
Bank loans in foreign currencies [1]	83	130	213	53	136	189	59	178	237
Bank overdrafts [1]	84	—	84	55	—	55	42	—	42
Other notes maturing 2006-2009	56	—	56	57	63	120	—	68	68
Obligations under finance leases	22	33	55	20	43	63	20	66	86
Other loans	2	—	2	3	—	3	17	1	18

	1,254	163	1,417	580	652	1,232	378	737	1,115

Fixed rate debt
4.5% CAD notes due 2005	—	—	—	—	—	—	44	—	44
7.75% Notes due 2005	—	—	—	—	—	—	156	—	156
5.75 USD notes due 2006	—	—	—	291	—	291	—	260	260
5.75% GBP notes due 2006	—	—	—	250	—	250	—	249	249
5% USD notes due 2007	153	—	153	—	175	175	—	156	156
4.9% CAD notes due 2008	—	142	142	—	162	162	—	141	141
3.875% USD notes due 2008	—	509	509	—	581	581	—	518	518
4.25% EUR notes due 2009	—	403	403	—	410	410	—	424	424
4.875% GBP notes due 2010	—	77	77	—	400	400	—	399	399
5.125% USD notes due 2013	—	508	508	—	581	581	—	517	517
Other notes maturing 2006-2010	54	41	95	93	104	197	52	185	237

	207	1,680	1,887	634	2,413	3,047	252	2,849	3,101

Total gross borrowings	1,461	1,843	3,304	1,214	3,065	4,279	630	3,586	4,216
Less:
Obligations under finance leases	(22)	(33)	(55)	(20)	(43)	(63)	(20)	(66)	(86)

Borrowings and overdrafts	1,439	1,810	3,249	1,194	3,022	4,216	610	3,520	4,130

[1]	At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2005: £1 million; 2004: £1 million). The security for the borrowings shown above as secured is by way of charges on the properties of Group companies concerned.

Financial statements continued
27. Borrowings continued
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
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on page F-50.
The Group’s borrowing limit at 31 December 2006 calculated in accordance with the Articles of Association was £13,258 million.
The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These notes are redeemable at the higher of 100% of the face value of the notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20-25 basis points respectively.
Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.1% (2005: 5.1%; 2004: 5.3%). The amount of non-interest bearing loans is negligible.
Gross borrowings maturity profile
The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

	2006
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	167	22	1,272	1,461
Between one and two years	59	23	683	765
Between two and three years	1	2	412	415
Between three and four years	67	2	77	146
Between four and five years	2	2	–	4
After five years	1	4	508	513

	297	55	2,952	3,304
Less: amounts due for repayment within 12 months (shown under current liabilities)	(167)	(22)	(1,272)	(1,461)

Amount due for repayment after 12 months	130	33	1,680	1,843

	2005
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	111	20	1,083	1,214
Between one and two years	–	21	706	727
Between two and three years	59	21	781	861
Between three and four years	1	–	420	421
Between four and five years	75	–	400	475
After five years	1	1	579	581

	247	63	3,969	4,279
Less: amounts due for repayment within 12 months (shown under current liabilities)	(111)	(20)	(1,083)	(1,214)

Amount due for repayment after 12 months	136	43	2,886	3,065

	2004
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	101	20	509	630
Between one and two years	152	21	640	813
Between two and three years	26	22	662	710
Between three and four years	—	21	689	710
Between four and five years	—	1	434	435
After five years	—	1	917	918

	279	86	3,851	4,216
Less: amounts due for repayment within 12 months (shown under current liabilities)	(101)	(20)	(509)	(630)

Amount due for repayment after 12 months	178	66	3,342	3,586

Currency profile of borrowings
At 31 December 2006, 75% (2005: 84%) of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. The remaining 25% (2005: 16%) of the Group’s net borrowings, in the form of overdrafts, commercial paper, bank loans and loan notes, were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the Underlying debt.
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:
Fixed rate analysis

	2006
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	—	(100)	(23)	4.9	4.0
Euro	424	4.2	(20)	135	539	4.1	2.4
US dollar bloc	1,312	4.6	—	357	1,669	4.8	3.0
Australia/New Zealand dollars	4	6.3	(4)	—	—	—	—
Others	70	2.5	(61)	—	9	1.0	2.1

	1,887	4.5	(85)	392	2,194	4.6	2.8

Floating rate analysis

	2006
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	74	—	100	172	346
Euro	415	—	(135)	(314)	(34)
US dollar bloc	802	84	(357)	336	865
Australia/New Zealand dollars	3	—	—	(55)	(52)
Others	123	(9)	—	(139)	(25)

	1,417	75	(392)	—	1,100

Financial statements continued
27. Borrowings continued
Fixed rate analysis

	2005
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	650	5.2	—	(250)	400	5.1	4.0
Euro	443	4.1	(21)	137	559	4.1	3.3
US dollar bloc	1,790	4.8	—	407	2,197	4.9	3.5
Australia/New Zealand dollars	4	6.3	(4)	122	122	5.2	0.6
Others	160	2.3	(150)	—	10	1.0	3.1

	3,047	4.8	(175)	416	3,288	4.8	3.4

Floating rate analysis

	2005
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	—	—	250	593	843
Euro	410	—	(137)	92	365
US dollar bloc	343	189	(407)	(472)	(347)
Australia/New Zealand dollars	76	—	(122)	—	(46)
Others	403	(14)	—	(213)	176

	1,232	175	(416)	–	991

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).
28. Financial instruments
Treasury risk management policies
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered in to in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than expressly stated, the policies set out below also apply to prior years.
Substantially all derivative financial instruments that are entered into hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged. The terms of the hedging instruments are designed to match the terms of the hedged transactions. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur. However, some transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(a) Liquidity risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that all projected net borrowing needs are covered by committed facilities.
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, 3 years or more. Committed but undrawn facilities are taken into account for this test.
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

The policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of debt. 75% of net debt was at fixed rates of interest at year end (2005: 84%; 2004: 85%).
(c) Currency risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar.
The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them. The Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc and to ensure that the ratio for any currency bloc does not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
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
(d) Commodity risk
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the banks, the exchanges and their clearing houses.
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
At the year-end, the Group had US$59 million notional value worth of currency swaps with a financial institution with a credit quality lower than that permitted under Group Policy. $3.6 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value. There were no significant concentrations of credit exposure at year-end.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £3,520 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. See Note 34 on Commitments and Contingencies for further details.

Financial statements continued
28. Financial instruments continued
(f) Foreign currency derivatives
Terms and conditions of financial instruments
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on transactions denominated in foreign currencies. At 31 December 2006, the Group held contracts to exchange sterling for the following foreign currencies; the table represents the contracted sterling cashflows at the year end.
Foreign exchange trades against £

	2006						2006
	Current						Non-current
	$	€	AUD	DKK	NZD	Other	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	74	438	43	63	93	136	—	—
Sale	(419)	(64)	(111)	(12)	—	(44)	—	—

Total £ equivalent notional	(345)	374	(68)	51	93	92	—	—

At 31 December 2006 the Group also held contracts to exchange US dollars against the following foreign currencies at future dates. The table below shows contracted US dollar cash flows against the presented foreign currencies translated into sterling at the year end spot rate.
Foreign exchange trades against $

	2006						2006
	Current						Non-current
	CAD	AUD	€	DKK	NZD	Other	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	47	10	50	—	2	10	—	—
Sale	(78)	(24)	(14)	(1)	(3)	(20)	—	(4)

Total £ equivalent notional	(31)	(14)	36	(1)	(1)	(10)	—	(4)

At 31 December 2006, the Group had approximately £55 million forward transactions relating to currencies other than US dollars or sterling all of which mature in 2007. The majority of forward foreign exchange contracts mature within 12 months. The maximum maturity of forward foreign exchange transactions is March 2008.
Foreign exchange trades against £

	2005				2005
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	289	702	—	29	—	13	—	—
Sale	(109)	(543)	(240)	(98)	—	—	—	(6)

Total £ equivalent notional	180	159	(240)	(69)	—	13	—	(6)

Foreign exchange trades against $

	2005				2005
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	109	18	32	67	—	4	—	—
Sale	(159)	(47)	(11)	(24)	—	(18)	—	—

Total £ equivalent notional	(50)	(29)	21	43	—	(14)	—	—

At 1 January 2006, the Group had approximately £175 million forward transactions relating to currencies other than US dollars or sterling maturing in 2006 and £2 million maturing in 2007.
The majority of the forward foreign exchange contracts mature within 12 months. The maximum maturity of forward exchange contracts is June 2007.

Foreign exchange trades against £

	2004				2004
	Current				Non-current
	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	111	518	—	3	—	10	—	—
Sale	(39)	(188)	(7)	(76)	(4)	—	—	(8)

Total £ equivalent notional	72	330	(7)	(73)	(4)	10	—	(8)

Foreign exchange trades against $

	2004				2004
	Current				Non-current
	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	88	25	5	21	—	—	—	10
Sale	(83)	(54)	(11)	(26)	(20)	(10)	—	(4)

Total £ equivalent notional	5	(29)	(6)	(5)	(20)	(10)	—	6

At 2 January 2005, the Group had approximately £184 million forward transactions relating to currencies other than US dollars or sterling maturing in 2005 and £7 million maturing in 2006.
(g) Interest rate derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

	2006
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument
£
Receive fixed	100	4.88	—	—	—	100	—	—
Euro
Receive fixed	20	3.86	20	—	—	—	—	—
Pay fixed	135	3.72	—	68	67	—	—	—
$
Receive fixed	919	2.96	510	409	—	—	—	—
Pay fixed	1,276	3.62	715	561	—	—	—	—
Other
Receive fixed	66	2.89	34	32	—	—	—	—

	2005
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument
£
Receive fixed	250	5.40	150	—	—	—	100	—
Euro
Receive fixed	21	3.86	—	21	—	—	—	—
Pay fixed	137	3.72	—	—	137	—	—	—
$
Receive fixed	1,046	2.96	—	581	465	—	—	—
Pay fixed	1,454	3.62	—	814	640	—	—	—
Other
Receive fixed	155	2.46	58	37	60	—	—	—
Pay fixed	122	5.31	122	—	—	—	—	—
Forward start pay fixed	64	5.85	—	64	—	—	—	—

Financial statements continued
28. Financial instruments continued
On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of 3 months or 6 month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at 3 month or 6 month LIBOR plus an average margin of 0.50%.
The differential to be paid or received on the current leg of swap agreements is accrued as interest rates change and is recognised within finance costs in the periods that they arise over the lives of the respective agreements. The remaining cash flows to maturity of each swap are discounted at current market rates to determine the fair value of swap agreements at year-end.
(h) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The Group held the following commodity derivative contracts at 31 December 2006:

	2006	2005	2004
	Fair value	Fair value	Fair value
	£m	£m	£m

Commodities (assets)	3	13	5
Commodities (liabilities)	(5)	(1)	(7)

Total £ equivalent notional	(2)	12	(2)

Commodity derivative contracts were held in sterling and US dollars. The equivalent notional value of commodities held at the year end increased from £135 million in 2005 to £160 million in 2006, the majority of which matures within one year.
The commodities derivative contracts held by the Group at the year end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on the commodities exchanges. Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at the year end would result in a decrease in fair value of £7.0 million (2005: £6.8 million; 2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a 2 year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(i) Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2006, the fair value of embedded derivatives was an asset of £0.5 million (2005: £1.9 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.
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

	2006		2005
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Floating rate debt
EUR floating rate notes due 2007	404	405	410	413
Commercial paper	603	603	392	392
Bank Loans in foreign currencies	213	213	189	184
Bank overdrafts	84	84	55	55
Other notes maturing 2006-2009	56	56	120	122
Obligations under finance leases	55	52	63	64
Other loans	2	2	3	3

	1,417	1,415	1,232	1,233

Fixed rate debt
5.75% USD notes due 2006	—	—	291	292
5.75% GBP notes due 2006	—	—	250	252
5% USD notes due 2007	153	153	175	174
4.9% CAD notes due 2008	142	143	162	164
3.875% USD notes due 2008	509	498	581	565
4.25% EUR notes due 2009	403	403	410	424
4.875% GBP notes due 2010	77	75	400	399
5.125% USD notes due 2013	508	496	581	577
Other notes maturing 2006-2009	95	94	197	197

	1,887	1,862	3,047	3,044

Total gross borrowings	3,304	3,277	4,279	4,277

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
As at 31 December 2006

	Fair value change arising from
		1% decrease	10% weakening
		in interest	in £ against
		rates	other currencies
		favourable/	favourable/
	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	10	(1)	1
Currency and interest rate swaps (liabilities)	—	—	—
Interest rate swaps (assets)	15	10	2
Interest rate swaps (liabilities)	(19)	(8)	(2)
Currency exchange contracts (assets)	26	—	3
Currency exchange contracts (liabilities)	(16)	—	(2)
Commodity contracts (assets)	3	—	—
Commodity contracts (liabilities)	(5)	—	(1)

Financial statements continued
28. Financial instruments continued
As at 1 January 2006

	Fair value change arising from
			10% weakening
		1% decrease	in £ against
		in interest	other
		rates	currencies
		favourable/	favourable/
	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	12	2	1
Currency and interest rate swaps (liabilities)	(1)	—	—
Interest rate swaps (assets)	26	14	2
Interest rate swaps (liabilities)	(35)	(20)	(3)
Currency exchange contracts (assets)	22	—	4
Currency exchange contracts (liabilities)	(24)	—	—
Commodity contracts (assets)	13	—	1
Commodity contracts (liabilities)	(1)	—	—

Some commodities are cash settled on a daily basis. Fair value gains and losses relating to these commodity instruments are reflected in cash and cash equivalents on the balance sheet. At the year end there was £1.1 million worth of gains relating to cash settled commodities (2005: £6.3 million).
29. Capital and reserves
(a) Share capital of Cadbury Schweppes plc

	2006	2005	2004
	£m	£m	£m

Authorised share capital:
Ordinary shares (3,200 million of 12.5p each)	400	400	400

Allotted, called up and fully paid share capital:
Ordinary shares (2,095 million of 12.5p each)	262	260	259

The Company has one class of ordinary shares which carry no right to fixed income.
During 2006, 10,682,192 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.3 million. There were no other changes in the issued ordinary share capital of the Company during 2006.
During 2005, 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.4 million. There were no other changes in the issued ordinary share capital of the Company during 2005.
During 2004, 8,446,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.1 million. There were no other changes in the issued ordinary share capital of the Company during 2004.

(b) Movements on capital and reserves

			Capital	Hedging and	Acquisition
	Share	Share	redemption	translation	revaluation	Retained
	capital	premium	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m

At 29 December 2003	258	1,071	90	—	—	487	1,906
Currency translation differences (net of tax)	—	—	—	(122)	—	—	(122)
Movement in own shares	—	—	—	—	—	57	57
Actuarial losses on defined benefit pension schemes (net of tax)	—	—	—	—	—	(74)	(74)
Shares issued	1	27	—	—	—	(3)	25
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	525	525
Dividends paid	—	—	—	—	—	(246)	(246)

At 2 January 2005	259	1,098	90	(122)	—	746	2,071
IAS 39 transition balance sheet adjustments	—	—	—	(8)	—	(18)	(26)
Currency translation differences (net of tax)	—	—	—	257	—	—	257
Movement in own shares	—	—	—	—	—	103	103
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	56	56
IAS 39 transfers to income or expense	—	—	—	6	—	—	6
Shares issued	1	37	—	—	—	(1)	37
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	765	765
Dividends paid	—	—	—	—	—	(261)	(261)

At 1 January 2006	260	1,135	90	133	—	1,390	3,008

Currency translation differences (net of tax)	—	—	—	(413)	(3)	—	(416)
Revaluation reserve arising on acquisition of former associate	—	—	—	—	56	—	56
Disposal reversal of exchange in reserves	—	—	—	10	—	—	10
Share of associate reserve movements	—	—	—	—	—	(2)	(2)
Movement in own shares		—	—	—	—	48	48
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	50	50
IAS 39 transfers to income or expense	—	—	—	(1)	—	—	(1)
Shares issued	2	36	—	—	—	—	38
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	1,169	1,169
Dividends paid	—	—	—	—	—	(272)	(272)

At 31 December 2006	262	1,171	90	(271)	53	2,383	3,688

At 31 December 2006, the Company held 19 million (2005: 22 million; 2004: 39 million) of own shares purchased by the
Cadbury Schweppes Employee Trust for use in employee share plans. During 2006, an additional £50 million of the Company’s shares were purchased by the Trust.
During 2006, the Company received £46 million (2005: £38 million; 2004; £28 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997 and is considered non-distributable.
The hedging and translation reserve comprises £(268) million (2005: £135 million; 2004: £(122) million) relating to all foreign differences arising from the translation of the financial statements of foreign operations and £(3) million (2005: £(2) million; 2004: £nil) relating to hedging items.
The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.

Financial statements continued
30. Minority interests

	Equity	Non- equity	Total
	£m	£m	£m

At 29 December 2003	18	225	243
Exchange rate adjustments	(1)	(16)	(17)
Share of profit after taxation	4	18	22
Dividends declared	—	(19)	(19)

At 2 January 2005	21	208	229
Exchange rate adjustments	3	11	14
Share of profit after taxation	5	6	11
Redemption of QUIPS	—	(219)	(219)
Dividends declared	(1)	(6)	(7)
Purchase of shares from minorities	(1)	—	(1)

At 1 January 2006	27	—	27

Exchange rate adjustments	(1)	—	(1)
Share of profit after taxation	(4)	—	(4)
Dividends declared	(4)	—	(4)
Share of other movements in equity	(1)	—	(1)
Purchase of shares from minorities	(9)	—	(9)

At 31 December 2006	8	—	8

As at 31 December 2006, Cadbury Nigeria is in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.
On 12 April 1995, Cadbury Schweppes Delaware LP, a wholly owned subsidiary, issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. On 18 April 2005, the QUIPS were redeemed in full for a total consideration of £219 million. Distributions on the QUIPS were cumulative and payable at an annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS were not subject to redemption, but were repayable solely at the issuer’s option, in the whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. These securities were traded on the New York Stock Exchange. The Company fully and unconditionally guaranteed any distributions declared by Cadbury Schweppes Delaware to the holders of QUIPS. In the event that dividends to the holders of QUIPS had been in arrears, the Company would have been unable to declare a dividend on its ordinary share capital until such time as the outstanding dividends to the holders of the QUIPS had been satisfied in full.

31. Acquisitions
2006 acquisitions
CSBG acquisition
On 2 May 2006, the Group acquired the 55% of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned for £201 million, before assumed net debt of £343 million. The Group acquired CSBG to strengthen the route-to-market of its US beverage business. The total provisional goodwill recognised (including amounts previously recorded within associates) is £386 million and represents the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.

	CSBG
	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	404	404
Property, plant and equipment	187	37	224
Inventories	55	—	55
Trade and other receivables	113	—	113
Trade and other payables	(174)	—	(174)
Borrowings	(348)	—	(348)
Deferred tax on non-deductible brands	22	(132)	(110)
Associates	(279)	—	(279)
Revaluation adjustment arising on acquisition of former associates	—	(56)	(56)
Other	(19)	—	(19)

	(443)	253	(190)
Goodwill			386

			196

Cash consideration			188
Transaction costs			13

Cash paid			201
Net cash acquired			(5)

Net cash paid			196

From the date of acquisition to 31 December 2006, CSBG contributed £753 million to revenue and £30 million to profit before tax.
If the acquisition of CSBG had been completed on the first day of the financial year, Group revenues would have been approximately £7,815 million and Group profit attributable to equity holders of the parent would have been approximately £1,185 million.
Other 2006 acquisitions
During 2006, the Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million, recognising £23 million of provisional goodwill and £29 million of identifiable intangible assets. These acquisitions further strengthen the route-to-market of the Group’s US beverage business.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group also acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02%. Goodwill of £9 million was initially recognised as a consequence of both transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million has been impaired in the year due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.
Other acquisitions in the year included South Africa’s leading gum business, from Dan Products (Botswana) (Pty) Ltd, and a further 30% shareholding in Kent, the Turkish confectionery business, taking the Group’s total stake in Kent to 95.4%.
The aggregate cash paid in the year (including acquisition costs and spend against acquisition provisions set up at the time of prior year acquisitions) in respect of these other acquisitions was £171 million, on which goodwill of £106 million arose.

Financial statements continued
31. Acquisitions continued
A summary of the net assets and liabilities arising on all other acquisitions during 2006 is set out below:

	Other acquisitions
	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	49	49
Property, plant and equipment	45	7	52
Inventories	21	—	21
Trade and other receivables	23	—	23
Trade and other payables	(49)	—	(49)
Borrowings	(15)	—	(15)
Deferred tax on non-deductible brands	—	(6)	(6)
Minority interests	5	4	9
Associates	(23)	—	(23)
Other	(19)	—	(19)

	(12)	54	42
Goodwill			106
			148

Cash consideration			171
Transaction costs			—

Cash paid			171
Net cash acquired			(23)

Net cash paid			148

The goodwill arising on the acquisitions of All American Bottling Company and Seven Up Bottling Company of San Francisco is provisional as the fair value of plant and machinery acquired in these two acquisitions is provisional. Fair value adjustments will be finalised in 2007. The goodwill recognised on all other acquisitions represents the increased profitability arising from the enhanced route-to-market, enhanced market share in the South African gum market and a greater share of those businesses in which we already had an interest.
2005 acquisitions
During the year, the Group purchased Green & Black’s, achieved final settlement on the acquisition of the Adams business in China and completed a number of small acquisitions for a total cash consideration of £38 million.
The acquisition of Green & Black’s, the premium organic chocolate business, occurred on 12 May 2005. The Group purchased a 5% stake in the company in 2002 and acquired the remaining shares in 2005.
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
The total cash paid (including acquisition costs) amounted to £59 million, on which goodwill of £57 million arose.

A summary of the net assets and liabilities arising on acquisitions during 2004 is set out below:

	All acquisitions
	Local	Fair value	Fair
	book values	adjustments	value
	£m	£m	£m

Intangible assets	—	—	—
Property, plant and equipment	18	(16)	2
Inventories	1	—	1
Trade and other receivables	1	(7)	(6)
Trade and other payables	13	(2)	11
Other	(13)	6	(7)

	20	(19)	1

Goodwill			57

			58

Cash consideration			58
Transaction costs			1

Cash paid			59
Net cash acquired			(1)

Net cash paid			58

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
32. Discontinued operations
In 2005, our beverage businesses in Europe and Syria were classified as discontinued. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations. As required by IFRS 5 the following income statement and associated notes for 2005 and 2004 have been re-presented on a comparable basis.
(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

	2006	2005	2004
	£m	£m	£m

Revenue	70	725	726
Trading costs	(67)	(604)	(603)
Restructuring costs	—	(15)	(27)
Non-trading items	—	—	1

Profit from operations	3	106	97
Share of result in associates	—	—	(1)

Profit before financing and taxation	3	106	96
Investment income	—	—	—
Finance costs	(5)	(1)	—

(Loss)/profit before taxation	(2)	105	96
Taxation	4	(20)	(41)
Profit/(loss) on disposal	631	(9)	—
Tax on profit on disposal	(42)	—	—
Release of disposal tax provisions	51	—	—

Net profit attributable to discontinued operations	642	76	55

The results for 2006 represent the results prior to the relevant disposal date. The loss on disposal recorded in 2005 relates to transaction costs incurred before the 2005 year end.

Financial statements continued
32. Discontinued operations continued
(b) Employees and emoluments

	2006	2005	2004
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	10	80	87
Social security costs	2	19	22
Share based payments	1	2	1
Post-retirement benefit costs	—	5	2

	13	106	112

	2006	2005	2004

Average employee headcount:
Discontinued operations	309	3,703	4,118

(c) Profit from operations is after charging:

	2006	2005	2004
	£m	£m	£m

Research and product innovation	—	3	3
Depreciation of property, plant and equipment — owned assets	1	18	27
Maintenance and repairs	—	8	8
Advertising and promotional marketing	5	79	77
Impairment in trade receivables	—	1	1

Auditors’ remuneration
Audit services	—	0.5	0.5
	—	0.5	0.5

(d) Taxation

	2006	2005	2004
	£m	£m	£m

Current tax — discontinued operations:
— UK	(27)	(19)	—
— Overseas	(11)	(13)	(12)
— Adjustment in respect of prior year	51	1	—

	13	(31)	(12)

Deferred tax — discontinued operations:
— UK	—	—	(1)
— Overseas	—	11	(38)
— Adjustment in respect of prior year	—	—	10

	—	11	(29)

Taxation from discontinued operations	13	(20)	(41)

UK tax is calculated at 30% (2005 and 2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the disposal of Europe Beverages. The prior year adjustment relates to the release of disposal tax provisions. In 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. The original disposal gains, net of tax, were treated as discontinued operations and hence the release of the unutilised provisions has been reported in the same line.
The charge for the year can be reconciled to the profit per the income statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0
Tax effect of share of results of associates	—	—
Tax effect of expenses that are not deductible in determining taxable profit	2.9	—
Tax effect of intangible asset	(12.3)	19.7
Tax effect of income not taxable	(0.8)	—
Tax effect of prior period adjustments	(1.3)	(11.1)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	1.7
Other tax effects	0.5	2.4
Release of disposal provisions	—	—
Effective tax rate for the year for discontinued operations	19.0	42.7

No reconciliation of the tax rate for discontinued operations in 2006 has been provided given the discrete nature of the balances.

(e) The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

2005
£m

Assets
Non-current assets
Goodwill	230
Brand intangibles	370
Software intangibles	2
Property, plant and equipment	153
Investment in associates	30
Deferred tax assets	1
Trade and other receivables	1

787
Current assets
Inventories	20
Short-term investments	3
Trade and other receivables	116
Tax recoverable	3
Cash and cash equivalents	11
Derivative financial instruments	—

153
Non-current assets held for sale	1

Total assets	941

Liabilities
Current liabilities
Trade and other payables	(160)
Tax payable	(3)
Short-term borrowings and overdrafts	(8)
Short-term provisions	(4)
Current instalments of finance leases	(2)
Derivative financial instruments	—

(177)

Non-current liabilities
Trade and other payables	(1)
Borrowings	—
Retirement benefit obligation	(12)
Tax payable	—
Deferred tax liabilities	(94)
Long-term provisions	(3)
Obligations under finance leases	(4)

(114)

Total liabilities	(291)

Net assets	650

The total assets and total liabilities of the discontinued operations are each shown separately and excluded from the individual line items of the balance sheet in 2005. However, no re-presentation of 2004 was required and the assets and liabilities were included in the individual line items for this year. The disposals of the discontinued beverage businesses in Europe, South Africa and Syria were completed during 2006. As such at 31 December 2006 there are no remaining assets or liabilities relating to these operations. Hence only amounts in respect of the beverage business in Europe and Syria in 2005 are shown above.

Financial statements continued
32. Discontinued operations continued
(f) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2006	2005	2004
	£m	£m	£m

Net cash flows from operating activities	15	93	109
Net cash flows from investing activities	(1)	(13)	(11)

	14	80	98

(g) Earnings per share from discontinued operations are as follows:

	Earnings			EPS
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	pence	pence	pence

Reported	642	76	55	31.0	3.7	2.7
Restructuring costs	—	15	27	—	0.7	1.4
Non-trading items	(631)	—	(1)	(30.5)	—	(0.1)
IAS 39 adjustment – fair value accounting	—	(1)	n/a	—	—	n/a
Disposal costs	—	9	—	—	0.4	—
Effect of tax on above items	42	(14)[1]	(9)	2.0	(0.7)	(0.4)
Release of disposal tax provisions	(51)	—	—	(2.4)	—	—

Underlying	2	85	72	0.1	4.1	3.6

[1]	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
The diluted reported and Underlying earnings are set out below:

	2006	2005	2004
	pence	pence	pence

Diluted reported	30.7	3.7	2.7
Diluted Underlying	0.1	4.0	3.6

Diluted EPS has been calculated based on the reported and Underlying earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is included in Note 13.
33. Leasing commitments
(a) Finance leases

	Minimum lease payments			Present value of minimum lease payments
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

On leases expiring:
Within one year	25	23	22	22	20	20
Between one and five years	32	44	68	28	42	65
After five years	8	1	1	5	1	1

	65	68	91	55	63	86

Less future finance charges	(10)	(5)	(5)

Present value of lease obligations	55	63	86

Amount due for settlement within 12 months	22	20	20
Amount due for settlement after 12 months	33	43	66

It is the Group’s policy to lease certain of its plant and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The carrying value of the Group’s lease obligations approximates their fair value.

(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006	2005	2004
	£m	£m	£m

Within one year	66	52	57
Between one and five years	190	133	127
After five years	124	113	102

	380	298	286

	2006	2005	2004
	£m	£m	£m

Operating lease expenses charged in the income statement	72	57	66

34. Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2006 being £3,520 million (2005: £4,064 million; 2004: £3,898 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2006 was £2,658 million (2005: £3,607 million; 2004: £3,592 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £3,304 million (2005: £4,279 million; 2004: £4,216 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2005: £14 million; 2004: £76 million).

(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

Financial statements continued
35. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

	2006	2005	2004
	£m	£m	£m

Profit for the period
– Continuing operations	523	700	492
– Discontinued operations	642	76	55

	1,165	776	547
Adjustments for:
Depreciation and amortisation	270	213	222
Share of result in associates	16	(28)	(21)
Investment revenue	(48)	(42)	(48)
Finance costs	208	231	253
Restructuring	50	(17)	5
Non-trading items	(40)	(25)	(19)
Profit on disposal of discontinued operations	(631)	9	—
Post-retirement benefits	(1)	7	19
Additional funding of past service pensions deficit	(67)	(31)	—
Taxation	202	155	185
Other non-cash items	37	11	40

Operating cash flows before movements in working capital	1,161	1,259	1,183

(Increase)/decrease in inventories	(2)	10	(47)
Decrease/(increase) in receivables	50	(83)	9
(Decrease)/increase in payables	(64)	110	(39)

	1,145	1,296	1,106
Interest paid	(214)	(230)	(239)
Interest received	28	31	28
Income taxes paid – excluding disposals	(256)	(206)	(150)
Income taxes paid – disposals	(83)	—	—

Net cash from operating activities	620	891	745

36. Group companies

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Meito Adams Company Ltd	(a	)	Japan	50%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Europe:
Cadbury Belgium NV	(a	)	Belgium
Dandy A/S	(a	)	Denmark
Cadbury Stimorol Danmark A/S	(a	)	Denmark
Cadbury France	(a	)	France
Comptoir Européen de la Confiserie	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Berkeley Re Ltd	(c	)	Ireland
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Italia SpA#	(a	)	Italy
Cadbury Nederland BV	(a	)	Netherlands
Cadbury CIS BV	(a	)	Netherlands
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Dirol Cadbury LLC	(a	)	Russia
Cadbury España, SL	(a	)	Spain
Cadbury Sweden AB	(a	)	Sweden
Cadbury Switzerland Faguet & Co	(a	)	Switzerland

Financial statements continued
36. Group companies continued

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Americas:
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Bolivia S.A.	(a	)	Bolivia
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a	)	Chile
Cadbury Adams Colombia SA	(a	)	Colombia
Cadbury Adams Costa Rica SA	(a	)	Costa Rica
Cadbury Adams Dominicana S.A.	(a	)	Dominican Republic
Cadbury Adams Ecuador SA	(a	)	Ecuador
Cadbury Adams El Salvador SA de CV	(a	)	El Salvador
Cadbury Adams Guatemala, SA	(a	)	Guatemala
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Schweppes Bottling Group Inc	(b	)	US
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Cadbury Adams Panama, SA	(a	)	Panama
Cadbury Adams Peru SA	(a	)	Peru
Cadbury Adams USA LLC	(a	)	US(i)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s LLP	(b	)	US
Pacific Snapple Distributors, Inc	(b	)	US
Snapple Beverage Corp	(b	)	US
Snapple Distributors, Inc	(b	)	US
CAS Uruguay SA	(a	)	Uruguay
Cadbury Adams, SA	(a	)	Venezuela

Other overseas:
Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China
Cadbury Food Co Ltd China	(a	)	China
Trebor Wuxi Confectionery Company Ltd	(a	)	China
Cadbury Egypt Group for Food Industries Company	(a	)	Egypt
The International Company for Gum and Confectionery S.A.E. ‘Incogum’	(a	)	Egypt
Cadbury Ghana Ltd	(a	)	Ghana
Cadbury Four Seas Company Ltd	(a	)	Hong Kong	70%
Cadbury India Ltd	(a	)	India	97.4%
PT Cadbury Indonesia	(a	)	Indonesia
Cadbury Japan Ltd	(a	)	Japan
Cadbury Kenya Ltd	(a	)	Kenya
Cadbury Adams Middle East SAL	(a	)	Lebanon
Cadbury Confectionery Malaysia SB	(a	)	Malaysia	65.5%
Cadbury Morocco	(a	)	Morocco
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Pakistan Ltd	(a	)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a	)	Singapore
Bromor Foods (Pty) Ltd	(a	)	South Africa
Cadbury South Africa (Pty) Ltd	(a	)	South Africa
Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.4%
Cadbury Nigeria plc	(a	)	Nigeria	50.02 ††

Financial Statements

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c	)	Australia (ii)
CS Finance Pty Ltd	(c	)	Australia (i)
Cadbury Schweppes France SAS	(c	)	France
Berkeley Square Investments Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain
Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes US Investments Ltd	(c	)	Great Britain
Vantas International Ltd*	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
Adams MeCCA Holdings BV	(c	)	Mexico†
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c	)	US
Cadbury Schweppes Holdings (U.S.)	(c	)	US
CBI Holdings Inc	(c	)	US (i)

*	Investment directly held by Cadbury Schweppes plc

†	Incorporated in Netherlands

+	Incorporated in US

#	Company disposed of on 16 February 2007

††	45% until 20 February 2006, 50.02% from this date until 31 December 2006
Advantage has been taken of Section 231 (5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.
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
Trading transactions

	Sales of goods			Purchases of goods
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

DPSUBG	55	242	285	8	73	5
EE	2	41	35	10	170	123
Meito Adams	6	5	6	39	36	36

	Amounts owed by related parties			Amounts owed to related parties
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	36	23	n/a	11	9
EE	n/a	5	—	n/a	8	3
Meito Adams	1	1	—	3	3	2

DPSUBG – Dr Pepper/Seven Up Bottling Group, Inc – until 2 May 2006
EE – L’Europeenne D’Embouteillage SAS – sold on 2 February 2006
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee. Short term employee benefits expense relating to these individuals was £9 million (2005: £10 million; 2004: £9 million), post retirement benefits expense was £2 million and share-based payments expense was £10 million (2005: £10 million; 2004: £8 million).
38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Average	Closing	Closing	Closing
	2006	2005	2004	2006	2005	2004

US dollar	1.85	1.82	1.83	1.96	1.72	1.92
Canadian dollar	2.09	2.20	2.21	2.28	2.01	2.30
Australian dollar	2.44	2.39	2.48	2.49	2.34	2.45
Euro	1.47	1.46	1.47	1.48	1.46	1.41
South African rand	12.5	11.5	11.7	13.8	10.9	10.8
Mexican peso	20.0	19.8	20.6	21.1	18.3	21.4

39. Events after the Balance Sheet date
On 15 March 2007, the Group announced its intention to separate its confectionery and Americas Beverages Businesses. The Group is evaluating various options for the structuring of this separation.
On 21 March 2007, it was announced that corporation tax rates in the UK will change from 30% to 28% from 1 April 2008. The Group is currently assessing the impact this will have on its consolidated financial position, results from operations and cash flows.

Financial Statements
Notes to the Financial Statements continued
40. Summary of differences between IFRS and US Generally Accepted Accounting Principles
Adoption of IFRS
From 3 January 2005, the Group has prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU). IFRS differs in certain respects from US generally accepted accounting principles (US GAAP). Set out below is a summary of the significant differences and related adjustments to reconcile consolidated profit for the financial period and consolidated shareholders’ equity under IFRS to US GAAP.
IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.
Effects on profit of differences between IFRS and US generally accepted accounting principles

		2006	2005	2004
Notes		£m	£m	£m

	Profit for the period (under IFRS)	1,165	776	547
	Attributable to Minority interests	4	(11)	(22)

	Profit for the period attributable to Equity holders of the parent	1,169	765	525
	US GAAP adjustments:
40 (b), (g)	Intangible amortisation	(15)	(22)	(26)
40 (j)	Restructuring	5	—	(24)
40 (c)	Interest capitalised	10	8	7
40 (c)	Depreciation of capitalised interest	(4)	(4)	(3)
40 (g)	Depreciation of property, plant and equipment	1	—	—
40 (h)	Retirement benefits	(35)	(55)	(19)
40 (i)	Disposal gain adjustments	(82)	(3)	—
40 (d)	Derivatives	(3)	24	15
40 (k)	Employee share arrangements	(9)	(24)	18
40 (m)	Deconsolidation of variable interest entity	—	(9)	17
40 (l)	Gain on sale and leaseback of land and building	(15)	—	—
	Other	(3)	—	—
40 (e)	Taxation	15	(76)	(26)

	Net income (under US GAAP) before cumulative effect of change in accounting principle	1,034	604	484
40 (k)	Cumulative effect of change in accounting principle, net of tax	—	(19)	—
	Net income (under US GAAP)	1,034	585	484

In respect of:
Continuing operations		466	521	425
Discontinued operations		568	64	59

		1,034	585	484

In 2006, the minority interest share of IFRS to US GAAP adjustment was £4 million. In 2005 and 2004, except as discussed in Note 40 (n) the minority share of IFRS to US GAAP adjustments was not material. US GAAP adjustments in respect of discontinued operations were a charge of £74 million (2005: £12 million charge 2004: £4 million credit). The 2006 adjustments reflect the differences in the disposal gain as calculated under IFRS and US GAAP.
Earnings per ADR under US GAAP

	2006	2005	2004
	£ per ADR	£ per ADR	£ per ADR

Earnings per ADR
Basic from continuing operations	0.90	1.05	0.83
Discontinued operations (net of tax)	1.10	0.13	0.12
Cumulative effect of change in accounting principle (net of tax)	—	(0.04)	—
Basic — after discontinued operations and cumulative effect of change in accounting principle	2.00	1.14	0.95
Diluted — from continuing operations	0.89	1.04	0.83
Discontinued operations (net of tax)	1.09	0.13	0.12
Cumulative effect of change in accounting principle(net of tax)	—	(0.04)	—
Diluted after discontinued operations and cumulative effect of change in accounting principle	1.98	1.13	0.95

	2006	2005	2004
	million	million	million

Average number of ADRs — Basic	518	513	507
Average number of ADRs — Diluted	523	519	510

See Note 13 for a reconciliation of shares used in the Basic and Diluted EPS calculations. Each ADR represents four ordinary shares.

Cumulative effect on Shareholders’ Equity of differences between IFRS and US generally accepted accounting principles

		2006	2005	2004

		£m	£m	£m

	Total Equity (under IFRS)	3,696	3,035	2,300
	Minority Interest	(8)	(27)	(229)

	Equity attributable to equity holders of the parent	3,688	3,008	2,071
	US GAAP adjustments:
40(a),(b)	Goodwill and intangibles	705	958	957
40(h)	Retirement benefits	(54)	220	349
40(h)	Recognition of additional minimum pension liability	—	(53)	(120)
40(j)	Restructuring	16	12	12
40(c)	Interest capitalisation	37	34	29
40(f)	Property revaluations	(59)	(59)	(59)
40(g)	Property, plant and equipment	(21)	—	—
40(d)	Derivatives	(2)	—	(58)
40(k)	Employee share arrangements	(66)	(36)	—
40(l)	Deferred gain on sale and leaseback of land and building	(15)	—	—
	Other	7	6	3
40(e)	Taxation	549	568	585

	Total shareholders’ Equity (under US GAAP) before cumulative effect of change in accounting principle	4,785	4,658	3,769
40(k)	Cumulative effect of change in accounting principle	—	(45)	—

	Total shareholders’ Equity (under US GAAP)	4,785	4,613	3,769

Except as discussed in Note 40(n) the minority share of IFRS to US GAAP adjustments is not material.
US GAAP Statements of Income
Statements of Income presented in accordance with US GAAP using US GAAP measurement principles for the three years ended 31 December 2006 are set out below:

	2006	2005	2004

	£m	£m	£m

Revenue	7,427	6,432	6,012
Cost of sales	(3,669)	(3,029)	(2,537)

Gross profit	3,758	3,403	3,475
Selling, general and administrative expenses	(2,754)	(2,421)	(2,543)
Restructuring costs	(128)	(71)	(162)
Non-trading items	32	22	18
Intangible amortisation and impairment	(53)	(28)	(33)

Operating income	855	905	755
Interest expense	(196)	(218)	(221)
Interest income	23	31	39

Income before income taxes	682	718	573
Income taxes	(200)	(201)	(167)
Minority interest	—	(5)	(3)
(Loss)/Earnings from unconsolidated affiliates (net of tax)	(16)	28	22

Income from continuing operations	466	540	425
Discontinued operations (net of tax)	568	64	59

Income before cumulative change in accounting principle	1,034	604	484

Cumulative effect of change in accounting principle (net of tax)	—	(19)	—

Net income	1,034	585	484

Discontinued operations includes a net tax credit/(charge) of £5 million for the year ended 31 December 2006 (2005: £(32) million, 2004: £2 million).

Financial Statements
Notes to the Financial Statements continued
US GAAP Balance Sheet
A summary balance sheet presented in accordance with US GAAP using US GAAP measurement principles is set out below:

	2006	2005	2004
	£m	£m	£m

Assets
Cash and cash equivalents	269	332	325
Short-term investments	126	47	21
Account receivables — trade (net of allowance for doubtful debts)	923	862	915
Inventories	728	713	702
Deferred income taxes	122	142	80
Prepaid expenses and other	367	439	266

Total current assets	2,535	2,535	2,309
Property, plant & equipment	1,785	1,567	1,600
Goodwill	4,451	4,437	4,565
Other intangibles	1,999	1,870	2,009
Equity method investments	22	372	324
Deferred income taxes	119	29	19
Other assets	60	72	113
Assets held for sale	22	1,097	—

Total assets	10,993	11,979	10,939

Liabilities and Shareholders’ Equity
Accounts payable	576	591	618
Accrued liabilities	1,117	1,078	983
Accrued income taxes	239	375	334
Deferred income taxes	32	53	26
Short-term debt	1,234	560	621
Current portion of long-term debt	229	654	253

Total current liabilities	3,427	3,311	2,835
Long-term debt	1,814	3,029	3,598
Other long-term liabilities	394	331	356
Accrued income taxes	5	—	—
Deferred income taxes	551	376	360
Liabilities directly associated with assets classified as held for sale	9	292	—

Total liabilities	6,200	7,339	7,149
Minority interests	8	27	21
Total shareholders’ equity	4,785	4,613	3,769

Net liabilities and shareholders’ equity	10,993	11,979	10,939

The number of authorised and outstanding shares is disclosed in Note 29.
The following table is a reconciliation of the movement in shareholders’ equity as reported under US GAAP for the three years ended 31 December 2006.

£m

At 29 December 2003	3,669
Net income under US GAAP	484
Dividends reported under US GAAP	(246)
Currency translation adjustment (net of tax)	(192)
New share capital issued	25
Employee share arrangements	53
Minimum pension liability (net of tax)	(24)

At 2 January 2005	3,769
Net income under US GAAP (restated)	585
Dividends reported under US GAAP	(260)
Currency translation adjustment (net of tax)	358
New share capital issued	37
Employee share arrangements (restated)	83
SFAS 123(R) transition adjustment (net of tax)	(26)
SFAS 133 transition adjustment (net of tax)	12
Minimum pension liability (net of tax)	55

At 1 January 2006	4,613

Net income under US GAAP	1,034
Dividends reported under US GAAP	(272)
Currency translation adjustment (net of tax)	(532)
Disposal reversal of exchange in reserves	(76)
New share capital issued	38
Employee share arrangements (net of tax)	64
SFAS 158 transition adjustment (net of tax)	(84)

At 31 December 2006	4,785

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
For the purposes of US GAAP, all goodwill written off against reserves under IFRS is reinstated as an asset on the balance sheet. Under US GAAP, for periods ending on or before 30 December 2001, goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement requires that goodwill not be amortised but rather be tested at least annually for impairment. The Group carries out an annual impairment review of goodwill as at the year-end date and at any point in the year where there is an indication that an impairment may have occurred.
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
In addition, under US GAAP, on acquisition of a business certain costs relating to planned restructuring of the acquiree can be recognised as a liability assumed in the business combination if certain conditions are met. Under IFRS, such a provision can only be booked if there is an existing liability for restructuring.
A historic reconciling adjustment in Shareholders’ Equity exists reflecting the different accounting for goodwill prior to
29 December 2003 and reflecting the recognition of a restructuring provision on the acquisition of CSBG. During the year ended 31 December 2006, the Group recorded a goodwill impairment of £15 million under IFRS. The impairment did not result in a difference between IFRS and US GAAP. No goodwill impairments were identified under either IFRS or US GAAP in 2005 or 2004.
The following table provides a reconciliation of the Group’s US GAAP goodwill during 2006:

	Americas	Americas	EMEA	Asia
	Beverages	Confectionery		Pacific	Total
	£m	£m	£m	£m	£m

Book value at beginning of year	2,091	1,093	896	357	4,437
Exchange rate adjustments	(261)	(125)	(47)	(10)	(443)
Goodwill acquired	419	—	73	—	492
Impairment	—	—	(15)	—	(15)
Disposals	(6)	—	(3)	—	(9)
Transfers to assets held for sale	—	(7)	(4)	—	(11)

Book value at end of year	2,243	961	900	347	4,451

(b) Intangible assets
Prior to the adoption of IFRS, there were differences in the definition of an intangible asset under US GAAP and UK GAAP.
Customer relationships, acquired with Adams met the definition of an intangible asset under US GAAP but did not meet the requirement to be capitalised as an intangible under UK GAAP. As the Group exercised the IFRS 1 exemption not to restate business combinations the item is treated as goodwill under IFRS. Consequently, these customer relationships are transferred from goodwill to intangibles for the purposes of US GAAP reporting. As these intangibles are deemed to have a definite life an amortisation charge is recorded under US GAAP that is not present under IFRS.
In addition, as a result of historical differences between IFRS and US GAAP relating to the amortisation policy of intangible assets, at 29 December 2003, an on-going reconciling adjustment in Shareholders’ Equity exists.

Financial Statements
Notes to the Financial Statements continued
40. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(b) Intangible assets continued
The following table provides a reconciliation of the Group’s US GAAP intangible assets during 2006:

		Indefinite life
	Indefinite	franchise	Definite life
	life brands	intangibles	intangibles	Total
	£m	£m	£m	£m

Cost at beginning of year	1,929	—	305	2,234
Accumulated amortisation at beginning of year	(288)	—	(76)	(364)

Book value at beginning of year	1,641	—	229	1,870
Exchange rate adjustments	(181)	(17)	(34)	(232)
Acquisitions	19	300	80	399
Amortisation	—	—	(38)	(38)

Book value at end of year	1,479	283	237	1,999

The book value at the end of the year is analysed below:

		Indefinite life
	Indefinite	franchise	Definite life
	life brands	intangibles	intangibles	Total
	£m	£m	£m	£m

Cost at end of year	1,767	283	351	2,401
Accumulated amortisation at end of year	(288)	—	(114)	(402)

Book value at end of year	1,479	283	237	1,999

The weighted average remaining amortisation period for the definite life intangibles is 13 years (2005: 20 years). The decrease has arisen from the acquisition of a number of definite life intangibles during the year with lives of 5 years. The total amortisation charge expected under US GAAP in 2007 is £40 million. As a consequence of the pattern of the amortisation applied this annual charge will fall in each of the following four years, to be approximately £28 million in 2011. The principal component of other definite life intangibles relates to customer relationships and franchise rights.
(c) Interest capitalisation
Under IFRS, the capitalisation of interest in relation to the construction of qualifying assets is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset.
(d) Derivative instruments
Under IFRS, certain derivative instruments were not required to be recognised on the balance sheet at fair value until 3 January 2005. At this date, the Group adopted IAS 39 under IFRS on a prospective basis, requiring recognition of all derivative instruments at fair value on the balance sheet. Under IFRS, the Group has not applied hedge accounting to any of its derivative instruments. Therefore, movements in the fair value of such derivatives are reflected in the Consolidated Income Statement as a component of Finance cost.
Under US GAAP, consistent with IFRS, all derivatives are recorded in the financial statements at fair value. Since the Group has not designated its derivatives as hedges all movements in the fair value of derivatives are reflected in the Consolidated Income Statement as a component of Interest expense. However, since US GAAP has required derivatives to be held on the balance sheet at fair value since 1 January 2001, there is a difference in the accounting for derivatives under IFRS and US GAAP resulting in a difference in the unwinding of the transition accounting upon initial adoption of SFAS 133 and IAS 39. This transition adjustment will unwind over a period until 2010.

(e) Deferred taxation
The fundamental basis of recognising deferred taxes is similar under both IFRS and US GAAP, however certain detailed differences exist. Differences which result in a material GAAP difference for the Group are detailed below.
Under IFRS, deferred tax is recognised on intra-group transfers of assets and liabilities, including transfers of intellectual property assets. Under US GAAP the recognition of deferred tax on such transactions is not permitted. In 2006 and 2005, deferred tax credits that were recorded under IFRS on an intra-group transfer of assets were reversed in arriving at US GAAP.
For US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS deferred tax assets are adjusted to recognise the movement in the intrinsic value of the share awards at the year-end. The amount recognised in the Income Statement is capped at the tax effected share award charge, with any excess being recognised directly through reserves.
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
The analysis of the deferred taxes under US GAAP is as follows:

	2006	2005	2004
	£m	£m	£m

Current
Short-term temporary differences — assets	(134)	(159)	(197)
Short-term temporary differences — liabilities	34	52	137

	(100)	(107)	(60)

Non Current
Operating losses carried forward	(102)	(57)	(29)
Fixed asset temporary differences	86	88	62
Intangible temporary differences	455	289	299
Retirement benefit temporary differences	(55)	—	—

	384	320	332

Total temporary differences	284	213	272
Valuation allowances	58	45	17

Net deferred tax liability	342	258	289

The deferred tax on retirement benefit temporary differences has been classified as non-current in 2006. In 2005 and 2004 this is included in short-term temporary differences.
The movement in the valuation allowance during the year is set out below:

£m

At 1 January 2006	45
Exchange rate adjustments	(3)
Creation of tax losses	16

At 31 December 2006	58

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current year.
(f) Property revaluations
On transition to IFRS, the Group has exercised the exemption available under IFRS 1 “First time Adoption of IFRS” to treat the depreciated revalued cost of properties which were revalued under historical UK GAAP up to 1999 as the deemed cost. These revaluations were not permitted under US GAAP and remain a difference between IFRS and US GAAP.
(g) Acquisition of former associated undertakings
Under IFRS, where the change of interest in an entity results in an entity previously accounted for as an associated undertaking to being a subsidiary, any fair value uplift related to the percentage ownership previously held is recorded in the financial statements as an increase to the related assets and by the creation of a revaluation reserve, which is amortised into retained earnings over the period that the related depreciation is charged to the income statement.
Under US GAAP, only the percentage of assets and liabilities acquired in each step of an acquisition are fair valued; no revaluation of assets and liabilities previously acquired is made.
A difference in shareholders’ equity arises from removing the fair value uplift for intangibles and property, plant and equipment and corresponding deferred taxation related to the percentage ownership previously held in CSBG and Cadbury Nigeria. In addition, depreciation under IFRS is higher than under US GAAP for the additional definite-lived intangibles and property, plant and equipment held under IFRS.

Financial Statements
Notes to the Financial Statements continued
40. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(h) Retirement benefits
Under IFRS, the Group recognises the full deficit, calculated using a projected unit credit method, of its post-retirement employee benefits in its consolidated financial statements using a year end measurement date.
Under US GAAP, the costs of providing these benefits are also calculated using the projected unit credit method, however a 30 September measurement date has been applied for each year. Under US GAAP actuarial gains and losses are amortised over the remaining expected service life of the scheme members. For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period. As this results in differing assets from IFRS, different expected returns on assets arise.
Prior to December 31, 2006, actuarial and prior service gains and losses were deferred within the accrued cost on the balance sheet. In addition, under US GAAP, a minimum pension liability was recognised in other comprehensive income in certain circumstances when there was a deficit of plan assets relative to the accumulated benefit obligations.
Under IFRS, actuarial gains and losses related to post-retirement employee benefits are reflected in the Consolidated Statement of Recognised Income and Expense, outside of the Income Statement.
As at December 31, 2006, the Group has adopted SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS Statements No. 87, 88, 106, and 132(R)’ which requires an employer to recognise the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognise changes in that funded status relating to gains and losses not recognised as components of net periodic benefit cost of the period through comprehensive income. Such gains and losses will be recycled out of other comprehensive income and continue to be amortised through the income statement over the remaining expected service life of the scheme members consistent with the accounting in previous years. The impact of the adoption of SFAS 158 on individual line items in the balance sheet is:

	Before Application of FAS 158	Incremental Effect of Adopting FAS 158	After Application of FAS 158
	£m	£m	£m

Other Intangibles	2,005	(6)	1,999
Deferred income taxes	222	19	241

Total assets	10,980	13	10,993

Short term accrued liabilities	1,112	5	1,117
Other long term liabilities	302	92	394
Accumulated other comprehensive loss	(65)	(84)	(149)

Total Liabilities and Shareholders’ Equity	10,980	13	10,993

The measurement date used for major plans under US GAAP in prior years was 30 September. The Group has elected to defer changing its measurement date from 30 September to 31 December as permitted under SFAS 158.
The higher US GAAP charge relative to IFRS reflects the recognition of net actuarial losses in prior years under US GAAP that are recognised in reserves under IFRS. In addition, under US GAAP lower expected asset returns are recorded as a consequence of applying the market related value approach.
The major retirement plans as detailed in Note 25, are reviewed in accordance with SFAS 87 annually and SFAS 158 as at 31 December 2006 and the disclosures below have been presented in accordance with SFAS 132. Where appropriate, additional pension charges in respect of curtailment or settlement events, have been calculated in accordance with SFAS 88. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not significant and consequently have not been separately disclosed.
The net periodic pension cost for the major plans under SFAS 87 and SFAS 88 was made up as follows:

	2006	2005	2004
	£m	£m	£m

Service cost	70	91	72
Employee contributions	(10)	(10)	(9)
Interest cost	126	124	110
Expected return on assets	(135)	(123)	(111)
Recognition of actuarial loss	16	19	14

	67	101	76

The weighted average assumptions used across the major pensions plans at the end of the financial year and used to determine the benefit obligations were as follows:

	2006	2005	2004
	%	%	%

Discount rate	5.0	5.0	5.4
Long-term rate of return on assets	6.9	7.2	7.4
Earnings increase	4.4	4.2	4.4

The movement in the benefit obligation and plan assets was as follows:

	2006	2005
	£m	£m

Benefit Obligation
At beginning of year	2,554	2,185
Other additional plans	25	108
Acquisitions	27	—
Exchange rate adjustments	(57)	28
Service cost	70	81
Interest cost	126	124
Actuarial (gain)/loss	119	127
Amendments	(1)	(11)
Benefits paid	(114)	(97)
Employee contributions	10	11
Expenses and tax paid	(1)	(2)

At end of year	2,758	2,554

Plan Assets
At beginning of year	2,187	1,734
Other additional plans	2	85
Acquisitions/disposals	18	—
Exchange rate adjustments	(27)	17
Actual return on plan assets	273	352
Benefits paid	(114)	(97)
Employer contributions	133	87
Employee contributions	10	11
Expenses and tax paid	(1)	(2)

At end of year	2,481	2,187

Funded status at measurement date	(277)	(367)
Amount contributed to plan during fourth quarter	20	29

Funded status at year end	(257)	(338)

Unrecognised prior service cost		(6)
Unrecognised net actuarial loss		204

Accrued benefit liability		(140)

The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Projected Benefit Obligation	2,687	2,450
Aggregate Accumulated Benefit Obligation	2,236	2,066
Aggregate fair value of plan assets	2,160	1,860

The US GAAP amounts recognised in the consolidated balance sheet at 31 December 2006 were:

£m

Non current assets	2
Current liabilities	(13)
Non current liabilities	(246)

Net amount recognised	(257)

The amounts recognised in accumulated other comprehensive income at 31 December 2006 consist of:

£m

Net actuarial loss	152
Prior service cost	(3)

149

In 2007, an estimated net loss of £10 million and prior service cost of £nil will be amortised from accumulated other comprehensive income into net periodic pension cost.

Financial Statements
Notes to the Financial Statements continued
40. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(h) Retirement benefits continued
The US GAAP amounts recognised in the consolidated balance sheet at 31 December 2005 were:

£m

Prepaid benefit cost	27
Accrued benefit liability	(224)

(197)
Intangible asset	4
Accumulated other comprehensive income	53

Non current liabilities	(140)

UK pension scheme disclosures
The Cadbury Schweppes Pension Fund (CSPF) represents 68% of the Group’s post retirement liabilities. Further disclosures in respect of this Scheme are set out in Note 25 and below.
The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the CSPF were:

	As at	As at	As at
	30 September	30 September	30 September
	2006	2005	2004
	% pa	% pa	% pa

Discount rate	5.0	5.0	5.5
Long-term asset return	6.9	7.1	7.4
Earnings increases	4.5	4.2	4.5
Pension increases	3.0	2.7	2.7

The current best estimate of cash payments to be made into the UK schemes for 2007 is £47 million. The Accumulated Benefit Obligation of the main UK Scheme as at 30 September 2006 amounted to £1,802 million (2005: £1,769 million; 2004: £1,458 million).
The current best estimate of future benefit payments to members of the main UK scheme after 31 December 2007 are set out below:

Annual
payments
£m

2007	71
2008	74
2009	78
2010	82
2011	85
Aggregate for financial years 2012 to 2016	491

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

	2006	2005	2004
	Share of	Share of	Share of
	assets	assets	assets
	%	%	%

Equities	63	66	67
Bonds	25	23	20
Property	6	6	7
Other	6	5	6

	100	100	100

The expected rate of return assumption has been determined in a manner consistent with that used by the UK scheme. The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the overseas schemes were not significantly different to either those used for the UK scheme or the Group as a whole.
The Group has a number of post retirement medical benefit plans, principally in the US and Canada. The assumed health care cost trend rates for 2007 are 10%, grading down to 5% over periods between 10 and five years. The effect of a 1% increase and decrease on the service and interest component of the net period service cost and the accumulated benefit obligations for these schemes would not be significant.

(i) Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under IFRS and US GAAP (see Note 40(a) and (b)), differences arise on the profit or loss on sale (or the provision for loss on sale) of subsidiaries and investments. Under IFRS, prior to 29 December 2003, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. Since 29 December 2003, cumulative gains and losses are included in determining the profit or loss on disposal of the business. At that date, the Group opted to set the cumulative translation reserve to nil as permitted. Under US GAAP, such gains and losses are also included in determining the profit and loss on disposal but they are tracked from the date of acquisition of the entity. As such there is a difference in the disposal gain recorded in the period under US GAAP relative to IFRS.
(j) Restructuring
Under IFRS, a provision for restructuring is required to be recognised when an entity is demonstrably committed to the restructuring.
Under US GAAP, the timing of recognition of a provision for restructuring depends upon the nature of the costs.
For employee termination costs, the timing of recognition of a provision depends upon whether the payment to the employees is based on ongoing benefit arrangements or a one-time termination plan.
Where the employee termination plan is pursuant to an ongoing benefit plan, the provision is recognised at the time that the payment is probable and reasonably estimable to the extent that related service has already been provided. Payments relating to service beyond the time that the payment becomes probable and estimable are accrued over the remaining service period.
Where the employee termination plan is pursuant to a one-time plan, under US GAAP, the timing of recognition and related measure of one-time termination benefit arrangements provided to current employees that are involuntarily terminated is dependent upon the arrangement meeting specific criteria mentioned above, and if the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits (that is, if employees are entitled to receive the termination benefits regardless of when they leave) or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognised and measured at its fair value at the date the arrangement is communicated.
In respect to other exit costs, US GAAP requires that liabilities are recognised when they are incurred, which is normally when the goods or services associated with the activity are received. Additional information regarding the restructuring costs on an IFRS basis is provided in Note 4.
As a consequence certain restructuring costs that require recognition under IFRS may not be recognised in the same year under US GAAP.

Financial Statements
Notes to the Financial Statements continued
40. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(k) Employee Share arrangements
Under IFRS, all the Group’s employee share awards are equity settled and hence the Group does not recognise a liability within the balance sheet for such arrangements. The IFRS Income Statement charge is based upon the grant date fair value of the share awards.
Under US GAAP, prior to 3 January 2005, the Group applied US Accounting Principles Board (“APB”) Opinion 25 “Accounting for stock issued to employees” (“APB 25”) and related interpretations when accounting for its share option plans. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested.
The Group adopted SFAS 123(R) on 3 January 2005. SFAS 123(R) “Share-Based Payment” requires the recognition of compensation expense in the Consolidated Income Statement related to the fair value of employee share-based awards. SFAS 123(R) revises SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB 25. The Group has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which are classified as liabilities, the Group is required to reclassify the APB 25 historical compensation cost from equity to liability and to recognise the difference between this and the fair value liability through the current year income statement.
For awards which are classified as equity under SFAS 123(R) there is no difference between IFRS and SFAS 123(R).
Since 3 January 2005, the Group has recognised the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. As is common practice in the UK, certain of the Company’s employee share plans contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on balance sheet until the awards have vested whereas no liability is required for equity settled employee share awards under IFRS 2. In addition, in calculating the income statement charge for share awards under the liability method as set out in SFAS 123(R) the fair value of each award must be remeasured at each reporting date until vesting whereas for equity settled employee share awards under IFRS the charge is calculated with reference to the grant date fair value.
(l) Gain on sale and leaseback of land and building
Under IFRS, any profit or loss arising on the sale and operating leaseback of property, plant and equipment may generally be recognised in the period in which the sale takes place. Under US GAAP, a sale and leaseback of property, plant and equipment must first qualify for such accounting and then the profit or loss appraised is recognised depending upon the amount of use that the seller will retain of the property. Where the seller will retain more than a minor part but less than substantially all of the use of the property, any profit up to the present value of the minimum lease payments for an operating lease is deferred and recognised over the lease and any amount in excess of the present value of the minimum lease payments shall be recognised at the date of sale. In 2006, the Group sold a property and leased it back resulting in the deferral of a gain of £15 million which will be recognised over the lease term.
(m) Basis of consolidation
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
Cadbury Schweppes Delaware LP is a 100% owned subsidiary of the Company and was the issuer of the Quarterly Income Preferred Securities (QUIPS). The results of the entity and its financial position are consolidated under IFRS. The Group had determined that the entity meets the definition of a VIE and that prior to the redemption of the QUIPS in 2005, the Group was not the primary beneficiary of this entity. Hence for US GAAP purposes Cadbury Schweppes Delaware LP was deconsolidated until the redemption of the QUIPS in 2005. Since the redemption of the QUIPS the factors that required deconsolidation no longer exist and hence there is no ongoing GAAP difference.
(n) Minority Interest
Under IFRS, the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. The difference does not affect shareholders’ equity or net income under US GAAP. The differences noted in 40(g) resulted in an associated GAAP difference in accounting for the minority interest of Cadbury Nigeria as at 31 December 2006. As Cadbury Nigeria is in a net liability at 31 December 2006, no closing balance sheet minority interest is recognised under us GAAP or IFRS. Therefore no GAAP difference exists in the balance sheet minority interest position at 31 December 2006.

(o) Lease commitments
The future minimum lease commitments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

	Finance leases			Operating leases
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Within one year	25	23	22	66	52	57
Between one and two years	24	21	22	58	43	42
Between two and three years	3	21	23	49	37	32
Between three and four years	3	1	22	44	29	28
Between four and five years	2	1	1	39	24	25
After five years	8	1	1	124	113	102

	65	68	91	380	298	286
Less: Finance charges allocated to future periods	(10)	(5)	(5)	—	—	—

	55	63	86	380	298	286

(p) Doubtful Accounts
The movement on allowance for doubtful accounts is as follows:

	2006	2005	2004
	£m	£m	£m

Balance at beginning of year	22	30	31
Exchange adjustments	(2)	2	2
Charged to profit and loss account	5	5	12
Acquisition of subsidiaries	12	—	—
Transfer to Assets held for sale	—	(10)	—
Utilised	(5)	(5)	(15)

Balance at end of year	32	22	30

(q) Debt
Under IFRS, debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets. At 31 December 2006 the total value of unamortised debt issue costs are £3 million (2005: £7 million, 2004: £12 million).

41. Changes and proposed changes to generally accepted accounting principles
Cadbury Schweppes plc
In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.
In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’ (“SFAS 156”). SFAS 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. A company would recognize a servicing asset or servicing liability initially at fair value. A company will then be permitted to choose to subsequently recognize servicing assets and liabilities using the amortization method or fair value measurement method. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Group is currently assessing the impact SFAS 156 will have on its consolidated financial position, results of operations and cash flows.
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS 157 establishes a common definition for fair value to be applied to US GAAP requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact SFAS 157 will have on its consolidated financial position, results of operations and cash flows.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158). SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement benefit plans on their consolidated balance sheet and recognize as a component of other comprehensive income (loss), net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS 158 also establishes the measurement date of plan assets and obligations as the date of the employer’s fiscal year end, and provides for additional annual disclosures. The funded status recognition and certain disclosure provisions of SFAS 158 are effective as of our fiscal year ending December 31, 2006. The impact of the adoption of these provisions is disclosed in note 40 to these consolidated financial statements. The use of the Group’s year end as the measurement date of plan assets and benefit obligations is effective for the year ending 31 December, 2008, with early adoption permitted. The Group is currently assessing the impact of the change of the measurement date on its consolidated financial position, results of operations and cash flows.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of SFAS 159 on its consolidated financial position and results of operations.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after 15 December 2006. The Group is in the process of evaluating the impact of this standard on its consolidated financial statements.
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
IFRS 8, “Operating Segments”, which will replace IAS 14, “Segment Reporting”, adopts a ‘management approach’ under which segmental information is presented on the same basis as that used for internal reporting purposes. It is effective for annual periods beginning on or after 1 January 2009. Whilst the standard will not impact the financial position of the Group the current segment reporting disclosures may be subject to change.
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
IFRIC 8, “Scope of IFRS 2”, clarifies that transactions within the scope of IFRS 2, “Share-based Payment”, include those transactions in which the entity cannot specifically identify some or all of the goods or services received. In particular, if the identifiable consideration received appears to be less than the fair value of the equity instruments granted or liability incurred, typically this circumstance indicates that other consideration has been (or will be) received, in which case IFRS 2 applies. IFRIC 8 is effective for annual periods beginning on or after 1 May 2006. The Group does not currently expect IFRIC 8 to have a material impact on its financial position, results of operations or cash flows.
IFRIC 9, “Reassessment of Embedded Derivatives”, clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes party to the contract. Reassessment should only occur if there is a change in the terms of the relevant contract. IFRIC 9 is effective for annual periods beginning on or after 1 June 2006. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 10, “Interim Financial Reporting and Impairment”, states that impairment losses on goodwill and certain financial assets recognised in an interim financial statement may not be reversed in subsequent interim or annual financial statements. This interpretation is effective for annual periods beginning on or after 1 November 2006. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions”, provides guidance on whether share-based transactions involving group entities should be accounted for as equity-settled or cash-settled share-based payment transactions. IFRIC 11 is effective for annual periods beginning on or after 1 March 2007. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.
IFRIC 12, “Service Concession Arrangements”, addresses the accounting by operators of public-private service concession arrangements. IFRIC 12 is effective for annual periods beginning on or after 1 January 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results of operations or cash flows.