Form 20-F
period 2007-12-31
CADBURY SCHWEPPES PUBLIC LTD CO
filed 2008-04-10
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
Commission file number 2-90552
CADBURY SCHWEPPES
Public Limited Company
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
25 Berkeley Square, London, England W1J 6HB
(Address of principal executive offices)
Henry Udow
Chief Legal Officer & Group Secretary
Cadbury Schweppes plc
25 Berkeley Square, London, England W1J 6HB
01144 20 7409 1313
01144 20 7830 5200
(Name, address, telephone and facsimile number of Company Contact Person)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 12.5p each	New York Stock Exchange
American Depositary Shares, each representing four	New York Stock Exchange
Ordinary Shares, 12.5p per Ordinary Share
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2007 was: 2,109,108,434 Ordinary Shares of 12.5p each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☑ Large accelerated filer      ☐ Accelerated filer      ☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ US GAAP	☑ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

-i-

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
This Report has been prepared from the Cadbury Schweppes Report & Accounts 2007, which has been distributed to shareholders. The relevant sections of the Report & Accounts 2007 that are responsive to the requirements of Form 20-F have been excerpted and repeated herein. In addition, certain additional information required by Form 20-F that is not included in the Report & Accounts 2007 has been included herein. The Report & Accounts 2007 has been furnished to the Securities and Exchange Commission, or “SEC”, on Form 6-K dated 19 March 2008.
PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3: KEY INFORMATION
Selected Financial Data
The tables below show selected financial data derived from our consolidated financial statements included in “Item 18. Financial Statements” in this Report. In 2005, the Company adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union and in accordance with the instructions to Form 20-F has prepared comparative financial information for 2004 on a consistent basis. As a result, selected IFRS financial data is only included in Item 3 for 2004 to 2007.

IFRS Financial Record

	2007	2006	2005	2004
Income Statement	£m	£m	£m	£m

Continuing Operations
Revenue	7,971	7,427	6,432	6,012
Trading costs	(6,945)	(6,425)	(5,391)	(5,072)
Restructuring costs	(200)	(133)	(71)	(139)
Non-trading items	(38)	40	25	18

Profit from operations	788	909	995	819

Share of result in associates	8	(16)	28	22

Profit before financing and taxation	796	893	1,023	841

Investment revenue	55	48	42	48
Finance costs	(181)	(203)	(230)	(253)

Profit before taxation	670	738	835	636

Taxation	(263)	(215)	(135)	(144)

Profit for the period from continuing operations	407	523	700	492

Discontinued operations[1]
Profit for the period from discontinued operations	—	642	76	55

Profit for the period	407	1,165	776	547

Attributable to:
Equity holders of the parent	405	1,169	765	525
Minority interests	2	(4)	11	22

	407	1,165	776	547

Earnings per share
From continuing and discontinued operations
Basic	19.4p	56.4p	37.3p	25.9p
Diluted	19.2p	55.9p	36.9p	25.7p

From continuing operations
Basic	19.4p	25.4p	33.6p	23.2p
Diluted	19.2p	25.2p	33.2p	23.0p

Earnings per ADR[2]
From continuing and discontinued operations
Basic	77.6p	225.6p	149.2p	103.6p
Diluted	76.8p	223.6p	147.6p	102.8p

From continuing operations
Basic	77.6p	101.6p	134.4p	92.8p
Diluted	76.8p	100.8p	132.8p	92.0p

[1]	In 2005, the Group’s beverage business in Europe was classified as discontinued operations. In 2006, we completed the disposal of our South African beverage business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it has also been classified as discontinued operations. This has required the re-presentation of the 2005 and 2004 financial statements on a comparable basis. On 10 October 2007, the Group announced that it intended to demerge Americas Beverages. At 31 December 2007, Americas Beverages does not meet the requirements to be classified as an asset held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ and as such is not presented as a discontinued operation.

[2]	Each ADR represents four ordinary shares.

	2007	2006	2005	2004
	£m	£m	£m	£m

Cash Flow Statement

Net cash from operating activities	812	620	891	745
Net cash (used in)/generated from investing activities	(567)	522	(308)	(195)
Net cash generated from/(used in) financing activities	14	(1,212)	(592)	(539)

Net increase/(decrease) in cash and cash equivalents	259	(70)	(9)	11
Opening net cash and cash equivalents	186	276	284	275
Effect of foreign exchange rates	4	(20)	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	—	—	(3)	—
Closing net cash and cash equivalents	449	186	276	284

Balance Sheet

Assets employed
Intangible assets and goodwill	6,332	5,903	5,648	5,757
Property, plant and equipment	1,904	1,664	1,446	1,464
Retirement benefit assets	223	—	—	—
Assets held for sale	71	22	945	5
Other non-current assets	208	248	567	419
Inventory and trade and other receivables	2,018	1,914	1,893	1,859
Other current assets	87	87	114	30
Cash and short-term investments	495	395	379	346

Total Assets	11,338	10,233	10,992	9,880
Total current liabilities, excluding borrowings and provisions	(1,920)	(1,862)	(1,841)	(1,696)
Liabilities directly associated with assets classified as held for sale	(18)	(9)	(291)	—
Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,198)	(1,085)	(1,124)	(1,106)
Borrowings	(3,682)	(3,249)	(4,216)	(4,130)
Obligations under finance leases	(32)	(55)	(63)	(86)
Provisions	(172)	(73)	(53)	(77)
Retirement benefit obligations	(143)	(204)	(369)	(485)

Net Assets	4,173	3,696	3,035	2,300

Equity
Equity attributable to equity holders to the parent	4,162	3,688	3,008	2,071
Minority interest	11	8	27	229

	4,173	3,696	3,035	2,300

Dividends
The interim dividend for 2007 of 5.0 pence per ordinary share was paid on 19 October 2007. The interim dividend for American Depository Receipts (“ADRs”) of $0.4062 per ADR was paid on 19 October 2007. The proposed final dividend for 2007 of 10.5 pence per ordinary share was announced by the Directors on 19 February 2008 and, subject to approval at the Annual General Meeting, will be paid on 16 May 2008 to those shareowners and ADR holders who are on the register at the close of business on 1 May 2008.
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
The dividends for holders of ADRs are paid to ADR holders on the same date as to ordinary shareholders, giving ADR holders equal treatment to ordinary Shareowners. The dividend conversion rate was set as at the rate of the US dollar against pound sterling on 18 February 2008, being the last trading day before the preliminary results announcement.
Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.
The tables below detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates or the latest practical date for the proposed 2007 final dividend.
Dividend Rates per Ordinary Share

Financial Year	2007		2006	2005	2004	2003

Pence per ordinary share
Interim	5.00		4.10	4.00	3.80	3.65
Final	10.50	(a)	9.90	9.00	8.70	8.35

Total	15.50		14.00	13.00	12.50	12.00

(a)	To be paid on 16 May, 2008 to ordinary shareowners (assuming shareowner approval)
Dividend Rates per ADR

Financial Year	2007	2006	2005	2004	2003

£ per ADR
Interim	0.20	0.16	0.16	0.15	0.15
Final	0.42	0.40	0.36	0.35	0.33

Total	0.62	0.56	0.52	0.50	0.48

US Dollars per ADR
Interim	0.41	0.30	0.28	0.27	0.24
Final	0.86	0.77	0.63	0.63	0.61

Total	1.25	1.07	0.91	0.90	0.85

(a)	To be paid on 16 May, 2008 to ADR holders (assuming shareowner approval, conversion rate as at 10 March 2008: £1.00=$2.01)
Exchange Rates
The table below details information regarding the U.S. dollar and pound sterling exchange rates for the periods presented.

	High	Low	Average (b)
Financial Year (a)	US$	US$

2003	—	—	1.64
2004	—	—	1.84
2005	—	—	1.81
2006	—	—	1.84
2007 September	2.05	1.99	2.02
October	2.08	2.03	2.05
November	2.11	2.05	2.07
December	2.07	1.98	2.02
Full year	—	—	2.00
2008 January	1.99	1.94	1.97
February	1.99	1.94	1.96
March	2.03	1.98	2.00
=
(a)	The Company’s financial year ends on 31 December.

(b)	Calculated by using the average of the exchange rates on the last day of each month during the period.
On 31 December 2007, the last dealing day of the Company’s financial year, the noon buying rate for pound sterling was £1.00 = $2.00. Fluctuations in the exchange rate between pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depository of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.

Risk Factors
Our business, financial condition, results of operations or share price could be materially adversely affected by any or all of the following risks, or by others that we cannot identify.
Risks related to the Nature of our Business
ACTIONS OF GOVERNMENT ENTITIES OR THE MEDIA IN COUNTRIES WHERE WE OPERATE MAY NEGATIVELY IMPACT OUR OPERATIONS OR INCREASE OUR COST OF DOING BUSINESS
The Group is at risk from significant and rapid change in the legal systems, regulatory controls, and custom and practices in the countries in which it operates. These affect a wide range of areas including the composition, production, packaging, labelling, distribution and sale of the Group’s products; the Group’s property rights; its ability to transfer funds and assets within the Group or externally; employment practices; data protection; environment, health and safety issues; and accounting, taxation and stock exchange regulation and involve actions such as product recalls, seizure of products and other sanctions. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of the Group.
Political developments and changes in society, including increased scrutiny of the Group, its businesses or its industry, for example by non-governmental organisations or the media, may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practices.
The Group may also be subject to regulation designed to address concerns about dietary trends. This could include the introduction of additional labelling requirements, and levying additional taxes on, or restricting the production or advertising of, certain product types, which could increase the Group’s costs or make it harder for the Group to market its products, adversely affecting its performance.

A FAILURE OF OUR CONTROLS IN ONE OR MORE COUNTRIES WHERE WE OPERATE COULD ADVERSELY IMPACT OUR RESULTS
The Group is exposed to control and other risks inherent in a business which operates in many countries. A failure of control in one or more countries may materially adversely affect the performance or financial condition of the Group as a whole. Approximately one-third of the Group’s confectionery revenues are generated in emerging markets, which have less developed political, legal and regulatory systems which are at higher risk of failure than those of developed markets. Any failure may have a materially adverse impact on the Group’s performance or financial condition.
DISRUPTION IN OUR MANUFACTURING AND DISTRIBUTION SYSTEMS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MAKE AND SELL PRODUCTS AND HAVE A NEGATIVE IMPACT ON OUR REPUTATION, PERFORMANCE OR FINANCIAL CONDITION
The Group is at risk from disruption of a number of key manufacturing and distribution assets and systems on which it increasingly depends. The functioning of the Group’s manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond the Group’s control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. While the Group has an incident management system in place, there is a risk that these plans may prove inadequate and that any disruption may materially adversely affect the Group’s ability to make and sell products and therefore materially adversely affect its reputation, performance or financial condition.
INCREASED COMPETITION OR CONCENTRATION OF OUR CUSTOMER BASE COULD LEAD TO INCREASE PRICING PRESSURE AND DECLINING MARGINS
Increased competition in the markets in which it operates may materially adversely impact the Group’s performance and financial condition. The confectionery industry is highly competitive. The Group competes with other multinational corporations which also have significant financial resources. The Group may be unable to compete effectively if its competitors’ resources are applied to change areas of focus, enter new markets, reduce prices, or to increase investments in marketing or the development and launch of new products. The Group is also at risk from the trend towards greater concentration of its customer base due to consolidation of the retail trade which may result in increased pricing pressure from customers and adversely impact the Group’s sales and margins.
SHIFTS IN CONSUMER DEMAND FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR SALES
Consumer demand for the Group’s products may be affected by factors including changes to consumer preferences, unseasonable or unusual weather, or longer-term climatic changes. The Group has made substantial investments in understanding consumer preferences and in its ability to respond to consumer needs through innovation, and also has products appealing to a wide range of consumers. However, it may be unable to respond successfully or at reasonable cost to rapid changes in demand or consumer preferences, which may adversely affect its performance.
THE KEY RAW MATERIALS THAT WE USE IN OUR BUSINESS COULD BE SUBJECT TO SIGNIFICANT VOLATILITY IN PRICE AND SUPPLY, AND THIS COULD INCREASE OUR COSTS.
The Group depends upon the availability, quality and cost of raw materials from around the world, which exposes it to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests. Key raw materials include cocoa, milk, sweeteners, packaging materials and energy, some of which are available only from a limited number of suppliers. Although the Group will take measures to protect against the short-term impact of these fluctuations and of the concentration of supply, there is no guarantee that these will be effective. A failure to recover higher costs or shortfalls in availability or quality could materially adversely impact the Group’s performance.
BECAUSE OUR RETIREMENT BENEFIT PLANS ARE FUNDED THROUGH INVESTMENTS IN VOLATILE CAPITAL MARKETS, WE COULD EXPERIENCE A SHORTFALL IN FUNDING OF RETIREMENT BENEFITS, WHICH WOULD SIGNIFICANTLY ADVERSELY AFECT OUR FINANCIAL POSITION
The Group is at risk from potential shortfalls in the funding of its various retirement and healthcare benefit schemes. The liabilities of these schemes reflect the Group’s latest estimate of life expectancy, inflation, discount rates and salary growth which may change. These schemes are generally funded externally under trust through investments in equities, bonds and other external assets, the values of which are dependent on, among other things, the performance of equity and debt markets, which can be volatile. Changes in the value of the assets or liabilities of these schemes and therefore their funding status may require additional funding from the employing entities and may adversely impact the Group’s financial condition.
Risks related to our structure and processes
FAILURE OF OUR INFORMATION TECHNOLOGY INFRASTRUCTURE COULD ADVERSELY AFFECT OUR DAY-TO-DAY BUSINESS AND DECISION MAKING PROCESSES AND HAVE AN ADVERSE AFFECT ON OUR PERFORMANCE
The Group depends on accurate, timely information and numerical data from key software applications to aid day-to-day business and decision-making. Any disruption caused by failings in these systems, of underlying equipment or of communication networks could delay or otherwise impact the Group’s day-to-day business and decision-making and have materially adverse effects on the Group’s performance.
MANY COMPONENTS OF OUR BUSINESS ARE DEPENDENT UPON THE PERFORMANCE OF OTHER COMPONENTS AND, ACCORDINGLY, COULD BE ADVERSELY AFFECTED BY ANY FAILURE OR OUR UNDERPERFORMANCE
The Group’s operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Group in terms of raw material and product supply, new products and sales and marketing programme development, technology, funding and support services. Any underperformance or failure to control the Group’s operations in one country properly could therefore impact the Group’s businesses in a number of other countries and materially adversely impact the performance or financial condition of other business units or the Group as a whole.

OUR PRODUCTS COULD BECOME CONTAMINATED, WHICH COULD BE EXPENSIVE TO REMEDY, CAUSE DELAYS IN MANUFACTURING AND ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION
Despite safety measures adopted by the Group, its products could become contaminated or not meet the required quality or safety standards. The Group uses many ingredients, and there is a risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be costly and impact the Group’s reputation and performance.
WE DEPEND ON THE PERFORMANCE OF OUR EXECUTIVE OFFICERS AND EMPLOYEES AND WOULD BE ADVERSELY AFFECTED BY AN INABILITY TO CONTINUE TO ATTRACT, DEVELOP AND RETAIN QUALIFIED INDIVIDUALS
The Group depends on the continued contributions of its executive officers and employees, both individually and as a group. While the Group reviews its people policies on a regular basis and invests significant resources in training and development and recognising and encouraging individuals with high potential, there can be no guarantee that it will be able to attract, develop and retain these individuals at an appropriate cost and ensure that the capabilities of the Group’s employees meets its business needs. Any failure to do so may impact the Group’s performance.
ACTIONS BY THIRD PARTY LICENSEES OF OUR BRAND AND PRODUCT RIGHTS COULD ADVERSELY AFFECT OUR REPUTATION
The Group licences to third parties certain brand and product rights in specific geographies. While such licences are carefully controlled, inappropriate action or an incident at a licensee partner could occur and impact the reputation of the Group’s brands or the Group as a whole.
THE FAILURE OF THIRD PARTIES TO WHOM WE HAVE OUTSOURCED BUSINESS FUNCTIONS COULD ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION
The Group is increasing its use of outsourcing arrangements with third parties, notably in information technology, manufacturing, finance and human resources operations. While the Group has benefited from the expertise of these third parties, it is at risk from failures by these third parties to deliver on their contractual commitments, which may adversely impact its reputation and performance, and increase its costs.
WE DEPEND ON OUR SUBSTANTIAL INTELLECTUAL PROPERTY RIGHTS AND A CLAIM OF INFRINGEMENT COULD REQUIRE US TO EXPEND SIGNIFICANT RESOURCES AND, IF SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS
The Group has substantial intellectual property rights and interests which are important to the Group and may require significant resources to protect and defend. The Group may also infringe others’ intellectual property rights and interests and therefore be required to redesign or cease the development, manufacture, use and sale of its products so that they do not infringe others’ intellectual property rights. This may require significant resources or not be possible. The Group may also be required to obtain licences to infringed intellectual property, which may not be available on acceptable terms, or even at all. Intellectual property litigation by or against the Group could significantly disrupt the Group’s business, divert management’s attention, and consume financial resources, and therefore have a materially adverse impact on the reputation, performance and financial condition of the Group.
Risks related to the implementation of the Group’s strategy and its change and restructuring programmes.
WE CAN OFFER NO ASSURANCES REGARDING THE ULTIMATE EFFECT OF THE IMPLEMENTATION OF THE SEPARATION OF OUR AMERICAS BEVERAGES BUSINESS
The demerger of Americas Beverages may not complete on the anticipated timetable. Completion of the demerger is subject to the satisfaction (or waiver) of a number of conditions including, amongst others, the approval of the demerger by Cadbury Schweppes shareowners at shareowner meetings (i.e. general meeting and court meeting) and Court sanction. If the Cadbury Schweppes shareowners do not approve the Proposals at the shareowner meetings, Court sanction is not given or Americas Beverages is unable to raise sufficient finance to repay its debts to the continuing group, the demerger will not complete. If the demerger and the transactions connected with it (e.g. if it fails to repay debts post-demerger) does not occur in part or whole, then the Group may experience a delay in the execution of its strategic objectives, and may be unable to realise the benefits for shareowners that the Board believes will result from the demerger.
There can be no guarantee that the Group will realise any or all of the anticipated benefits of the demerger, either in a timely manner or at all. If that happens, and the Group incurs significant costs, it could have a material adverse impact on the results of the Group.
THERE CAN BE NO GUARANTEE THAT THE GROUP’S VISION INTO ACTION PLAN WILL DELIVER IMPROVEMENTS IN BUSINESS PERFORMANCE AND THE IMPLEMENTATION OF THE PLAN MAY DISRUPT THE GROUP’S BUSINESS.
On 19 June 2007, the Group announced a new strategy for Confectionery called Vision into Action, which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. This plan includes gross reductions of approximately 15%. in the number of factories, material changes to the Group’s supply chain configuration, and to the structure and operation of other Group Functions. These changes increase the risk of significant disruption to the Group’s business, which may occur, for example, through defective execution of the Vision into Action plan, unforeseen events, or workforce actions.
The Group expects to incur a restructuring charge of £450 million (of which around £50 million is non-cash) and invest £200 million of capital expenditure behind the ‘Vision into Action’ plan. There can be no guarantee, however, that this investment, or the Group’s other or subsequent investments, will deliver the anticipated improvements in business performance.
RISKS INHERENT IN THE ACQUISITION OR DISPOSAL OF BUSINESSES AND BRANDS MAY HAVE AN ADVERSE IMPACT ON THE GROUP’S BUSINESS OR FINANCIAL RESULTS
From time to time the Group may make acquisitions and disposals of businesses and brands. While these are carefully planned, the rationale for them may be based on incorrect assumptions or conclusions and they may not realise the anticipated benefits or there may be other unanticipated or unintended effects. Additionally, while the Group seeks protection, for example through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. These factors may materially adversely impact the performance or financial condition of the Group.
WE ARE EXPOSED TO MARKET RISKS SUCH AS INTEREST RATE AND EXCHANGE RATE RISKS ARISING FROM OUR INTERNATIONAL BUSINESS
The main financial risks facing the Group are fluctuations in foreign currency, interest rate risk, availability of financing to meet the Group’s needs and default by counterparties. Any of these financial risks may materially adversely impact the performance or financial condition of the Group. A detailed discussion of the Group’s financial risks can be found in the Financial Review on pages 41 to 43.

ITEM 4: INFORMATION ON THE COMPANY
The legal and commercial name of the Company is Cadbury Schweppes Public Limited Company. The Company was incorporated on 6 May 1897 and is registered under the laws of England and Wales as a public limited company. Its registered number is 52457. Its principal executive offices are located at 25 Berkeley Square, London, England W1J 6HB, (telephone +44 20 7409 1313). The legislation under which the Company operates is the Companies Act 1985, as amended (the “Companies Act”).
References to the Group, Cadbury Schweppes, Confectionery, and Americas Beverages throughout this document are defined as follows:
The Group and Cadbury Schweppes mean the current group which is the Confectionery and the Americas Beverages businesses.
Where we refer to Confectionery we mean the four Confectionery operating regions: Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas Confectionery; Asia Pacific (an integrated confectionery and beverages business) and the Central functions, which collectively, will be the Cadbury plc group as it will exist following the demerger effective date. Where we refer to confectionery we mean the three confectionery categories: chocolate, gum and candy.
Americas Beverages is the non-alcoholic beverage business in the United States, Canada, and Mexico, which will become Dr Pepper Snapple Group, Inc. (or DPS) following the demerger.
Comparative statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor and AC Nielsen, and are accurate to the best of the knowledge and belief of Cadbury Schweppes.
CADBURY SCHWEPPES PLC
Introduction
The Group’s current principal businesses are confectionery and non-alcoholic beverages. The Group has the largest share of the global confectionery market with broad participation across its three categories of chocolate, gum and candy and by geography. In beverages, it has a strong regional presence in North America and Australia.
Proposed demerger
In March 2007, the Group announced that each of the Confectionery and Americas Beverages businesses had the appropriate platforms to deliver enhanced shareowner returns from being focused, stand-alone businesses.
On 10 October 2007, the Group announced that it had decided to focus on a demerger of its Americas Beverages business through a listing on the New York Stock Exchange. The business will be renamed Dr Pepper Snapple Group Inc (DPS). The Confectionery Group will retain a beverages business in Australia, which in 2007 accounted for approximately 8% of Confectionery revenue.
On 11 March 2008, the Group announced that definitive credit agreements had been signed and that the anticipated demerger of Americas Beverages and a Group reorganisation (by a scheme of arrangement) is expected to complete on 7 May 2008, subject to legal and shareowner approvals being achieved at the General Meetings being held on 11 April 2008 and satisfaction of financing conditions.
It is anticipated that on 2 May Cadbury plc will be inserted as a new holding company above Cadbury Schweppes plc and on 7 May DPS will be demerged as a listed company on the New York Stock Exchange. Cadbury plc will be listed on the UK Stock Exchange and have a secondary listing on the New York Stock Exchange via an ADR programme.
Origins
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes.
In the last 25 years, Cadbury Schweppes has significantly changed its geographic and product participation in the confectionery and beverages markets, mainly through a programme of business purchases and sales. In 1997, the Group adopted its ‘Managing for Value’ philosophy with the aim of delivering superior returns for its shareowners. The Group subsequently made disciplined capital allocation decisions focused on the two growing and profitable markets of confectionery and beverages, and refined its portfolio through an active acquisition and disposal programme, which improved its participation in its chosen markets and strengthened its competitive position.
Developments in Confectionery
The acquisition of Adams for US$4.2 billion in 2003 was a significant step-change in the Group’s participation in the global confectionery market, both by category and by geography. Through Adams, the Group nearly doubled its global confectionery market share to 10% and has become the global number two company in gum with a 27% market share, and nearly doubled its global candy market share to 7%. (Source: Euromonitor 2006). By geography, Adams significantly increased the Group’s presence in markets in North and South America, Europe and Asia, and resulted in higher growth in emerging markets representing around 30% of the Group’s confectionery revenues.
Following the Adams acquisition, the Group focused in confectionery on:
>	integrating the Adams business;

>	improving capabilities and commercial execution to increase revenue growth;

>	further strengthening its confectionery platform through selected bolt-on acquisitions; and

>	reducing costs through its ‘Fuel for Growth’ programme to improve margins and allow investment behind growth initiatives.
The Adams integration was completed one year ahead of schedule in 2005, with the business outperforming the acquisition plan. This was primarily due to the strength of the Group’s performance in major gum markets such as the US, and in the roll-out of Adams products and technologies across the Group, such as in France under the Hollywood brand and in Northern Europe and Russia under the Stimorol and Dirol brands.
Since the Adams acquisition, the Group has also invested in a small number of targeted bolt-on acquisitions in faster-growing, emerging markets and in brands with strong growth potential. The total investment has been approximately £500 million, with acquisitions including: Green & Black’s, the UK premium chocolate brand; Kent and Intergum, the leading candy and gum businesses respectively in Turkey; Dan Products, the leading gum business in South Africa; Kandia-Excelent, the second largest confectionery company in Romania and Sansei Foods Co. Ltd, a Japanese functional candy company. At the same time, a number of small, low growth and non-core brands and businesses have been sold.

Developments in beverages
In beverages, the Group has significantly reduced its geographic participation while strengthening its position in a small number of retained markets to strengthen these businesses.
In the US, from the 1980s onwards, the Group’s beverages presence was developed from its Schweppes base through acquisition to form a balanced portfolio of strong carbonated and non-carbonated brands. In the late 1990s, the Group began to strengthen its US route to market with the creation of its bottling joint venture (latterly Dr Pepper/Seven Up Bottling Group) in 1998, which subsequently accelerated the consolidation of the independent bottling sector through the acquisitions of several independent bottling companies.
At the same time, the Group sold its beverages businesses in markets where it believed it did not have a sustainable competitive advantage. Disposals included: the Group’s 51% stake in Coca-Cola & Schweppes Beverages (1997), the Group’s beverages brands in approximately 160 markets (1999), and the Group’s remaining European and South African beverages businesses (2006).
In the Americas, the North American operations of Dr Pepper/Seven Up, Mott’s and Snapple were merged under a single management organisation in late 2003. This enabled the business to derive significant cost savings and leverage its scale with customers and suppliers across its portfolio of carbonated and non-carbonated soft drinks.
By concentrating resources on a selection of advantaged brands and by focusing on innovation and market place execution under this new structure, Americas Beverages performed well. In 2006 and 2007, a further step was taken in securing the sustainability of this performance by the acquisition and integration of a number of bottling companies to strengthen the Group’s beverages route to market in the US.
Operations
Market share information, except where otherwise indicated, is sourced from the latest available information from Nielsen, Euromonitor, Beverage Digest or IRI.
In 2007 the Group generated revenues of approximately £8 billion. The revenues from confectionery accounted for 59% with 5% coming from Australia beverages and the remaining 36% coming from Americas Beverages.
The charts below show the relative size of the regions (excluding the central costs in 2007):
FY 2007 Revenue by Region
FY 2007 Profit from Operations1 by Region

CONFECTIONERY
Global confectionery market
Confectionery operates in the global confectionery market. The market is large, growing and has attractive dynamics.
Global Confectionery Market Category Share
by US Dollar Value
The global confectionery market is the world’s fourth largest packaged food market. It represents 9% of that market, and has a value at retail of US$141 billion. Chocolate is the largest category, accounting for over half of the global confectionery market by value.
Globally, confectionery is growing at around 5% per annum, faster than many other packaged food markets.
Developed markets, which account for around 67% of the global market, grew 3% per annum between 2001 and 2006. Premium and wellness products, such as high cocoa solids chocolate and functional and sugar-free candy and gum, are driving growth in these markets. Growth in premium products increased chocolate market growth by around 1% per annum in the 2001–2006 period, while, in wellness, sugar-free gum grew at around 8% per annum.
Confectionery: Developed Market Annual Growth 2001–2006
Confectionery: Emerging Market Annual Growth 2001–2006
Emerging markets grew at around 10% per annum between 2001 and 2006, with strong growth across all categories. Per capita consumption of confectionery in emerging markets is significantly below that in developed markets. Growth is being driven by increasing per capita consumption, which is closely correlated with per capita wealth increases, and by population growth.

By participant, the market is relatively fragmented, with the five largest confectionery companies accounting for less than 40% of the market and the top 10 for less than 55%. There are a large number of companies which participate in the markets on only a local or regional basis.
Gum is the most concentrated category, with the two largest companies accounting for 62% in 2006. In chocolate, the five largest companies accounted for over half of the market, but in candy, the top five accounted for only a quarter.
The confectionery market is primarily branded: there is a low level of private label sales and products are sold through a wide range of outlets.
Cadbury Schweppes in the global confectionery market
Cadbury Schweppes’ leadership of the global confectionery market by value is underpinned by number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail sales value. Markets where the Group has number one or number two market positions accounted for around three quarters of Confectionery Group’s revenue in 2007.
Of the Confectionery revenue, chocolate and cocoa-based beverages accounted for 42%, gum 29% and candy 21%. Australia beverages accounts for the remaining 8%.
The Group has a strong presence in faster growing categories and markets. Gum, 29% of Confectionery revenue, is a prime example. In 2007, wellness confectionery, including products like sugar-free and fat-free products, and medicated candy grew in the confectionery market as a whole by 8% per annum from 2002–2007, against 5% growth for other products. Our wellness sub-category, which includes dark chocolate, accounts for around 30% of Confectionery revenues.
Market share in the global confectionery market (US dollar share)

	Global
	Confectionery
	Market	Chocolate	Gum	Candy

Cadbury Schweppes	10.1%	7.3%	27.0%	7.4%
Mars	8.9%	14.7%	—	2.8%
Nestle	7.7%	12.5%	0.1%	2.9%
Wrigley	5.5%	—	34.5%	2.2%
Hershey	5.5%	8.3%	1.3%	2.7%
Kraft	4.3%	7.8%	0.1%	0.3%
Ferrero	4.2%	6.8%	—	1.5%

Source: Euromonitor:
The Group also has the largest (by value) and most broadly spread emerging markets business of any confectionery group, which in 2007 accounted for approximately one-third of confectionery revenue. From 2004 to 2007, revenue of the Group’s emerging markets confectionery businesses grew on average by 12% per annum on a like-for-like basis.
The Group competes against multinational, regional and national companies. The Group’s brands include many global regional and local favourites. Like the other top five chocolate groups, our chocolate share is built on regional strengths, including strong positions in the UK, Ireland, Australia, New Zealand, South Africa and India. The largest brand in chocolate is Cadbury Dairy Milk; other key brands are Creme Egg, Flake and Green & Black’s.
The Group has a number two position in gum with Trident being the largest brand. This position is built on strong market share in the Americas, in parts of Europe (including France, Spain & Turkey) and in Japan, Thailand and South Africa. Other brands include Hollywood, Stimorol, Dentyne, Clorets and Bubbaloo.
In candy the largest brand is Halls accounting for around one third of candy revenues, and other significant regional and local brands include Bassett's, Maynards, the Natural Confectionery Company and Cadbury Eclairs.
The Group uses a wide variety of raw materials purchased from a broad range of suppliers. Principal inputs are packaging materials (such as paper and plastics), sugar and other sweeteners, cocoa, and dairy products. Confectionery will seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward purchase agreements and long-term contracts where appropriate.
Regions in Confectionery
Confectionery was organised into four regions with effect from 1 July 2007. The four regions are: Britain, Ireland, Middle East and Africa (BIMA); Europe (including Russia and Turkey); Americas; and Asia Pacific. Further information on each of these regions is set out below.
In 2006, the commercial confectionery operations were reorganised under a category structure, with each of the three confectionery categories of chocolate, gum and candy managed on a global basis. This structure will be further embedded in the regions to ensure excellence of execution and increase efficiency.
This structure enables the regions to focus on delivering the commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.
Within regions, Confectionery will also be clustered to reduce the number of business units and increase focus, and global, regional and business unit head offices will be co-located to reduce building and back-office costs. Further savings will be achieved through allocating dual roles to functional leaders to reduce headcount and increase efficiency of decision-making.

Britain, Ireland, Middle East and Africa (BIMA)

		% of Group
	FY 2007	Total [1]

Revenue	£1,579m	20%
Underlying profit from operations[2]	£169m	14%
Underlying operating margin	10.7%	—
Profit from operations	£99m	10%
Operating margin	6.3%	—
Number of manufacturing sites	21

Main markets:	UK, Ireland, South Africa, Egypt, Nigeria

Main Brands:	Cadbury, Green & Black’s, Trident, Stimorol, Chiclets, Bassett’s, Halls, Maynards, The Natural Confectionery Company, Tom Tom, Bournvita

[1]	Excludes Central

[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see segmental reporting on pages F7 - F9.
The BIMA region is the largest Confectionery region in terms of revenue. It mainly comprises chocolate businesses in the UK, Ireland, South Africa and Nigeria, but also includes market leading gum businesses in South Africa and Egypt, and candy businesses throughout the region.
Britain and Ireland is the largest confectionery business in BIMA, representing around 80% of revenue. The Group currently has a leading 28.1% share in the UK, the world’s second largest confectionery market. In the UK and Ireland, we sell chocolate principally under the Cadbury and Green & Black’s brands, and candy products under brands including Bassett’s, Halls, Maynards, The Natural Confectionery Company and Trebor. Trident gum was launched in the UK in early 2007 and has secured a 10% market share during the year.
The Group is the leading confectionery group in Africa. In the Middle East and Africa, the Group’s main confectionery operations are in South Africa, Nigeria and Egypt.
In South Africa, we have the leading confectionery market share at 31%. We sell chocolate and candy under the Cadbury and Halls brands, and, with the acquisition of the Dan Products business in 2006, we now have a leading share of the South African gum market, mainly under the Stimorol brand, at 57%.
In 2006, the Group increased its shareholding in Cadbury Nigeria to 50.02% . The Nigerian business sells candy, food beverages and bubble gum. Its lead brands include Tom Tom, our biggest selling candy in Africa, Bournvita and Bubba bubble gum. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 41% share of the confectionery market. The Group also operates in Morocco, Lebanon, Ghana and Kenya.
On 10 April 2008 the Company was notified that the Nigerian Securities & Exchange Commission (“Nigerian SEC”) had fined the Group’s subsidiary, Cadbury (Nigeria) plc, a total of approximately £90,000 in connection with Cadbury Nigeria’s previously disclosed financial improprieties which occurred principally while it was an associate of the Group. In addition, directors of Cadbury Nigeria were banned from being directors of any public Nigerian company for varying periods of time. Mr M Shattock, a member of the Company’s Executive Committee and a director of Cadbury Nigeria, was banned from being a director of a public Nigerian company for a period of one year. The Nigerian SEC has referred the matter to the Economic and Financial Crimes Commission (EFCC) for further investigation. The Company reserves the right to appeal these decisions.
Europe

		% of Group
	FY 2007	Total[1]

Revenue	£879m	11%
Underlying profit from operations[2]	£91m	8%
Underlying operating margin	10.4%	—
Profit from operations	£70m	7%
Operating margin	8.0%	—
Number of manufacturing sites	18

Main markets:	France, Poland, Spain, Russia, Turkey, Greece, Scandinavia, Romania

Main Brands:	Hollywood, Halls, Wedel, Trident, Dirol, Stimorol, Kent, Poulain, First, Falim

[1]	Excludes Central

[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see segmental reporting on pages F7 - F9.
The Europe region comprises businesses in Western and Eastern Europe (including Russia and Turkey), excluding the UK and Ireland. It principally sells candy and gum, with the only significant chocolate businesses in Poland, Russia and France.
France is the region’s largest operating unit and confectionery has the leading position in the French confectionery market – the world’s eighth largest. We have a 47% share of the French gum market, principally under the Hollywood brand, and also sell candy under the La Pie Qui Chante and Carambar brands, and chocolate, mainly under the Poulain brand. In 2007, Halls was launched in France, and the brand now has a 5% share of the candy market.
Gum is sold under the Trident brand in Spain, Portugal and Greece, and under the Stimorol and V6 brands in Switzerland, Denmark, Belgium and Sweden, while candy is sold under the Halls brand in Spain and Greece. Chocolate is sold under the Wedel brand in Poland, where we have a 15% market share.
Confectionery also operates in the Netherlands and Switzerland selling mainly gum.
Other important businesses in the Europe region are those in Russia and Turkey. We have a 27% share of the gum market in Russia through the Dirol brand, and also sell medicated candy under the Halls brand and chocolate under the Cadbury brand. In Turkey, we have the leading share of the candy market at 54%, with brands including Kent, Missbon, Olips and Jelibon. The acquisition of Intergum, the leading Turkish gum business, which completed in August 2007, has resulted in a 63% share of the Turkish gum market, primarily under the Trident, First and Falim brands.
In June 2007, the Group acquired 93.32% of Kandia-Excelent, which has a 21% share of the Romanian confectionery market, resulting in the Group having a 27% share of candy and the second largest share of the chocolate market at 18%. Since its initial acquisition, we have now increased our shareholding in Kandia-Excelent to 95%.

Americas Confectionery

		% of Group
	FY 2007	Total[1]

Revenue	£1,372m	17%
Underlying profit from operations[2]	£248m	20%
Underlying operating margin	18.1%	—
Profit from operations	£205m	20%
Operating margin	14.9%	—
Number of manufacturing sites	8

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela

Main Brands:	Trident, Halls, Dentyne, Stride, Bubbas, Clorets, Chiclets, Cadbury,

[1]	Excludes Central

[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see segmental reporting on pages F-7 - F-9.
The Group has businesses in all the Americas region’s major countries, including the US, Canada, Mexico, Brazil, Argentina, Venezuela and Colombia. Approximately 54% of sales are in the US and Canada, with the remainder in Mexico and Latin America. Outside Canada, the region sells principally gum and candy. Four brands (Trident, Dentyne, Halls and the Bubbas) account for around 65% of revenue. In the US, the world’s largest confectionery market, we have the second largest market share in gum at 34%, mainly through the Trident and Dentyne brands, and the leading share at 56% in cough/cold confectionery through Halls. In 2006, a new US gum brand, Stride, was launched, which now has a 5% share of the US gum market.
The Group has the largest confectionery business in Canada, the world’s 11th largest confectionery market, with an overall 20% market share, and has leading market positions in gum, candy and cough/cold confectionery, and a top three position in chocolate. In Latin America, the Group has the leading overall confectionery market share at 18%, double that of its nearest competitor. It has a 65% share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. It also has the second largest share of the candy confectionery market at 9%.
The Group has a broad-reaching distribution infrastructure in Latin America which enables it to supply a diverse customer base of small shops and kiosks. In Mexico, the Group has a 78% share of the gum market and an 85% share of the candy market. Other brands sold in the Americas region include Chiclets, Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.
Asia Pacific

		% of Group
	FY 2007	Total[1]

Revenue	£1,254m	16%
Underlying profit from operations[2]	£159m	13%
Underlying operating margin	12.7%	—
Profit from operations	£146m	15%
Operating margin	11.6%	—
Number of manufacturing sites	19 confectionery
	7 beverages

Main markets:	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore, Philippines, Korea

Main Confectionery Brands:	Cadbury, Halls, Recaldent, Clorets, Bournvita, The Natural Confectionery Co.
Main Beverage Brands	Schweppes, Solo, Spring Valley, Sunkist

[1]	Excludes Central

[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see segmental reporting on pages F-7 - F-9.
Asia Pacific comprises confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and an Australian beverages business, which accounts for approximately 32% of the region’s revenue.
In 2006, the Group entered the Vietnamese market through a third-party distribution agreement, and in 2007 strengthened its position in the Japanese candy market with the acquisition of 96% of Sansei Foods, a Japanese functional candy company.
Australia and New Zealand are our largest markets in the region. Confectionery has a leading position in the Australian confectionery market, with a number one position in chocolate (53% market share), and a strong presence in candy. The Group’s main chocolate brand in Australia is Cadbury Dairy Milk and in New Zealand, brands include Cadbury Dairy Milk and Moro. The Group has a number one position in New Zealand’s confectionery market with a 47% share.
The products of the Group’s Australian beverages business are sold under the Schweppes, Cottee’s, Solo, Spring Valley, and Sunkist brand names. Australian Beverages also has a licence to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. The beverages business manufactures, distributes and markets its own products, and also manufactures concentrate and bottles product for other manufacturers.
Other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 71% market share, and also sells candy under the Eclairs and Halls brands, and Bournvita. In Japan, we sell mainly gum under the Recaldent and Clorets brands, and have the number two position in gum with a 20% market share.
The Group also has leading market shares in Thailand in gum and candy at 63% and 31% respectively. In Malaysia, it has a number one market share in chocolate at 29%, and in gum, a number two position through the Dentyne brand with a 19% market share.

AMERICAS BEVERAGES
On 10 October 2007, the Group announced that it had decided to focus on demerging its Americas Beverages business through a listing on the New York Stock Exchange. The Americas Beverages business will be renamed Dr Pepper Snapple Group, Inc. (DPS) following the demerger.
Background
Americas Beverages operates as a brand owner, a bottler and a distributor through its five segments as follows:
>	its beverage concentrates segment is a brand ownership business;

>	its finished goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business;

>	its bottling group segment is a bottling and distribution business;

>	its Snapple distributors segment is a distribution business; and

>	its Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business.
As a brand owner, Americas Beverages builds its brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address consumer preferences and needs. As the owner of the formulas and proprietary know-how required for the preparation of beverages, Americas Beverages manufactures, sells and distributes beverage concentrates and syrups used primarily to produce carbonated soft drinks (CSD) and manufactures, bottles, sells and distributes primarily non-CSD finished beverages.
Most of Americas Beverages’ sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute its branded products into retail channels. Approximately one third of its U.S. beverage concentrates by volume are sold to its Bottling Group, with the balance being sold to third-party bottlers affiliated with Coca-Cola or PepsiCo, as well as independent bottlers. Americas Beverages also manufactures, sells and distributes syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, Americas Beverages distributes non-CSD finished beverages through its own operations and through third-party distributors.
Americas Beverages’ bottling and distribution businesses manufacture, bottle, sell and distribute CSD finished beverages from concentrates and non-CSD finished beverages and products mostly from ingredients other than concentrates. They sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through their large fleet of delivery trucks or through third party logistics providers. Approximately three-quarters of Americas Beverages’s 2006 bottling group net sales of branded products come from its own brands, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. In addition, a small portion of its bottling group sales come from bottling beverages and other products for private label owners or others for a fee (referred to as co-packing).
Americas Beverages

		% of Group
	FY 2007	Total[1]

Revenue	£2,878m	36%
Underlying profit from operations[2]	£553m	45%
Underlying operating margin	19.2%	—
Profit from operations	£486m	48%
Operating margin	16.9%	—
Number of manufacturing sites	25	—

Main markets:	US, Canada, Mexico

Main Beverage Brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes

[1]	Excludes Central

[2]	For an explanation of underlying profit from operations and a reconciliation to profit from operations see segmental reporting on pages F-7 - F-9.
Americas Beverages is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored CSDs and non-carbonated soft drinks (non-CSDs), including ready-to-drink teas, juices, juice drinks and mixers. Its brand portfolio includes popular CSD brands such as Dr Pepper, 7 UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and non-CSD brands such as Snapple, Mott’s, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose’s. Its largest brand, Dr Pepper, is the number 2 selling flavoured CSD in the United States according to ACNielsen.
Americas Beverages operates primarily in the United States, Mexico and Canada, the first, second and tenth largest beverage markets, respectively, by CSD volume, according to Beverage Digest. It also distributes its products in the Caribbean. In 2007, 89% of its net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean.

GROUP STRUCTURE
The Group is managed by the Cadbury Schweppes plc Board of Directors, which delegates day-to-day management to the Chief Executive’s Committee (CEC).
Cadbury Schweppes plc Board of Directors and Chief Executive’s Committee (CEC)
The Board is responsible for the overall management and performance of the company, and the approval of the long-term objectives and commercial strategy.
The Chief Executive’s Committee, which comprises the Chief Executive Officer, the leader of each region and function, and the Group Strategy Director, reports to the Board and is accountable for the day-to-day management of the operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of the growth, efficiency and capability programmes as well as for resource allocation.
The CEC develops global commercial strategy and will address supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the sources and uses of funds, cash position and capital structure, and reviews the structure and policy of the borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.
Functions
The Group is organised into six global functions as well as the four Confectionery and one Americas Beverages regions explained above. This structure enables the regions to focus on delivering the Group’s commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions commercial interests.
Supply Chain
Supply Chain ensures the reliable supply of products, whether manufactured by the Group or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services, as well as quality and safety of products, and employee safety. Supply Chain is responsible for managing the fixed assets of the Groups manufacturing facilities and warehouses.
Commercial
The role of Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Commercial defines category and portfolio strategy; ensures the Group has best-in-class commercial capabilities; partners with other functions such as Science & Technology and Supply Chain in creating innovation; and co-ordinates brand management, consumer insights, and global customer strategy.
Science & Technology
Science & Technology leads the Group’s technical innovation programme. This function sets and communicates global technical priorities, establishes and co-ordinates the science agenda and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin the innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of the Group’s food policy and, together with Group Legal, creates a strategy for the Group’s intellectual property assets.
The Group uses its own Science and Technology facilities as well as those of suppliers and has a growing number of external collaborations with university, consultant and industrial partners. The major Science and Technology facilities are at Reading, UK, Hanover Park, New Jersey, and Trumball, Connecticut. The Reading facility provides science and technology support to the Group both globally and to the BIMA and Europe region and to third parties. Hanover Park serves Americas Confectionery and Trumball Americas Beverages. The Group also has a number of smaller facilities which support business units.
Human Resources
The role of the Human Resources function is to improve performance by enhancing the effectiveness of day-to-day working practices, people capabilities and the quality of their output. Human Resources supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.
Finance
The role of Finance is focused on a strong business partnership with the commercial operators in the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting the Group’s annual contracts (or budgets), for developing longer-term strategy and for managing acquisitions and disposals. It is also responsible for managing financial communications and the Group’s relationship with the investment community.
Legal and Secretariat
Legal and Secretariat partners and supports the regions and other functions by taking responsibility for a broad range of legal and secretarial activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; effective management of the Group intellectual property portfolio; mergers and acquisitions; litigation management; general contract work and incident management.

Production assets
As of 31 December 2007 the Group had a total of 102 manufacturing plants and bottling facilities, of which 21 were located in Britain, Ireland, Middle East and Africa; 18 were located in Europe; 8 in Americas Confectionery; 30 in Asia Pacific; and 25 in Americas Beverages. Of these, 69 are engaged in the manufacture of confectionery products and 33 are engaged in the manufacture and bottling of beverage products. There are no encumbrances or environmental issues that we expect will materially affect our utilisation of our properties.

	Confectionery	Beverages	Total

BIMA	21	—	21
Europe	18	—	18
Americas Confectionery	8	—	8
Asia Pacific	22	8	30
Americas Beverages	—	25	25

Total	69	33	102

The Company owns all of the above facilities, except for four in Asia Pacific and six in Americas Beverages, all of which are leased.
All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. We have a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.
The table on this page details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100%.
Material properties

			Production capacity
Location	Principal products	Area in ‘000 sq ft	in ‘000 tonnes
Aspers, PA., US	Beverages	620	737	*
Bournville, UK (part leasehold)	Chocolate	1,766	140
Cali, Colombia	Candy and Gum	178	72
Chirk, UK	Confectionery feedstocks	261	53
Claremont, Australia	Chocolate	616	64
Dunedin, New Zealand	Candy	232	30
Kent, Turkey	Gum	820	64
Overland, MO., US	Beverages, Concentrates	199	161	*
Puebla, Mexico	Gum	408	101
Ringwood, Australia	Chocolate	610	52
Rockford, ILL., US	Gum	536	75
Sheffield, UK	Candy	503	53
Somerdale, UK	Chocolate	933	91
Williamson, NY., US	Beverages	578	492	*
Tallaght, Ireland	Gum	301	14

*	In millions of litres
Capital Expenditure
See Item 5 “Operating and Financial Review and Prospects” for a description of our capital expenditure.
Employees

Average employee headcount	2007	2006	2005

BIMA	14,041	14,309	12,630
Europe	9,099	9,148	8,075
Americas Confectionery	14,484	14,568	14,175
Asia Pacific	13,713	13,354	12,624
Central	805	761	769
Americas Beverages	19,515	14,562	6,605

Continuing operations	71,657	66,702	54,878
Europe Beverages	—	309	3,703

Total	71,657	67,011	58,581

The average employee headcount in the UK in 2007 was 7,618 (2006: 7,847, 2005: 7,460).
The average employee headcount disclosed above for 2006 reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis assuming that CSBG had been acquired at the start of the year the average headcount for Americas Beverages and Continuing Operations in 2006 would have been 18,372 and 70,512 respectively.
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
We will continue to listen to what our consumers and stakeholders tell us while we remain true to our sustaining core purpose — to create brands that people love and trust.
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
Human Rights and Employment Standards, and Ethical Sourcing and Procurement
Ethical trading and respect for human rights are deeply held values at Cadbury Schweppes. Our Human Rights and Ethical Trading (HRET) policy has been developed taking into account international standards — such as the International Labour Organisation conventions, the UN Declaration of Human Rights, and OECD guidelines — as well as cultural and industry best practice from our local markets. Adopted by the Main Board in 2000, it covers core labour rights and dignity at work; health and safety in the workplace; fair remuneration; diversity and respect for differences and opportunity for development.
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

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%
Meito Adams Company Ltd	(a	)	Japan	50%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a

Europe:
Cadbury España, SL	(a	)	Spain
Cadbury France	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Cadbury Switzerland Faguet & Co	(a	)	Switzerland
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Dandy A/S	(a	)	Denmark
Dirol Cadbury LLC	(a	)	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a	)	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.36%

Americas:
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Adams Colombia	(a	)	Colombia
Cadbury Adams Distribuidora Mexico, SA de CV	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Adams, SA	(a	)	Venezuela
Cadbury Adams USA LLC	(a	)	US (i)
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Schweppes Bottling Group Inc	(b	)	US
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s GP	(b	)	US
Snapple Beverage Corp.	(b	)	US

Group companies continued

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Other overseas:
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Enterprises Pte Ltd	(a	)	Singapore
Cadbury India Ltd	(a	)	India	97.58%
Cadbury Japan Ltd	(a	)	Japan
Cadbury Nigeria plc	(a	)	Nigeria	50.02%
Cadbury Schweppes pty Ltd	(a	)(b)	Australia (i) (ii)
Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Finance and holding companies:
Alreford Limited	(c	)	Ireland
Berkeley Re Limited	(c	)	Ireland
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Americas Inc	(c	)	US
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance plc*	(c	)	Great Britain
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
CBI Holdings Inc	(c	)	US (i)
Vantas International Ltd*	(c	)	Great Britain

*	Investment directly held by Cadbury Schweppes plc
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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Explanation of performance analysis
The Group announced that it intends to demerge the Americas Beverages business and subject to the required shareowner approvals and availability of funding this will occur on 7 May 2008. However, at 31 December 2007 Americas Beverages does not meet the criteria of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ to be presented as a discontinued operation and as such the results of Americas Beverages are included as continuing operations in this Review.
Following the disposal of our beverage businesses in Europe and South Africa (reflecting our strategic decision to exit beverages outside the Americas and Australia) these operations have been classified as a discontinued operation in accordance with IFRS 5 — Non current assets held for sale and discontinued operations (IFRS 5). IFRS 5 requires that the results of discontinued operations be excluded from revenue, profit from operations, financing and taxation and the after-tax result (including any net profit on disposal) of the discontinued operations be shown as a single line item on the face of the income statement below taxation with a corresponding re-presentation of the prior period. Hence in the analysis that follows all reference to revenue growth and profit from operations growth excludes our beverage businesses in Europe and South Africa. A separate discussion of the discontinued operations is presented on page 25.
IFRS 5 requires that the cash flow statement reflects the cash flows of the Group, including our beverage businesses in Europe and South Africa until the point of sale and hence all cash flow analysis, including references to Free Cash Flow (as defined on page 51) include the contribution from these businesses.
During 2007, the Group reorganised its confectionery regions and split the former EMEA (Europe, Middle East and Africa) region into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe.
The segmental analysis has therefore been prepared on the basis of the reorganised regions which are: BIMA, Europe, Americas Confectionery, Asia Pacific and Americas Beverages. The segmental analysis for 2006 has been re-presented on this basis.

The review below starts with an overview of the total Group, both Confectionery and Americas Beverages, that analyses revenue and profit from operations, including the impact of exchange rates, and acquisitions and disposals in 2007 and 2006. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of acquisition intangibles, non-trading items, contract termination gain, UK product recall, IAS 39 adjustment, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.
Following the total Group summary, there is a review of each of the business segments which comprise Confectionery which are BIMA, Europe, Americas Confectionery, Asia Pacific and Central, followed by the Americas Beverages segment. Each segment reviews revenue, underlying profit from operations and restructuring costs as well as other items excluded from the underlying results where applicable. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, the contract termination gain, UK product recall and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management. A reconciliation of each segment’s underlying profit from operations to profit from operations is provided in the segmental reporting on pages F-7 - F-9. The CEC also consider underlying profit from operations before business improvement costs at the reportable segment level.
The meanings of certain terms used in this financial review are as follows:
References to constant currency or constant exchange rates refer to the method we use to analyse the effect on our results attributable to changes in exchange rates by recomputing the current year result using the prior year exchange rates and presenting the difference as exchange movements.
References to acquisitions and disposals refer to the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
References to business improvement costs refer to costs incurred within underlying profit from operations in 2007 that have arisen which are restructuring in nature but are part of an ongoing maintenance of an efficient business. There were no business improvement costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.
References to base business or like-for-like refer to changes in revenue, underlying profit from operations, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements and acquisitions and disposals. When discussing base business or like-for-like at the business segment level changes attributable to business improvement costs are not included.
We believe that removing the effect of exchange rates, acquisitions and disposals and business improvement costs provides shareowners with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on pages F-7 to F-9.
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
Cash receipts and payments are generally received, and made, in line with the related income statement recognition. The main exceptions to this are:
>	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.

>	Up-front contractual payments in Americas Beverages, which are charged to the income statement over the period of the supply contract.

>	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.

Operating review 2007 compared to 2006
Group

		Base
		business	Acquisitions/	Exchange
	2006	growth	Disposals	effects	2007
Analysis of results	£m	£m	£m	£m	£m

Revenue	7,427	459	385	(300)	7,971

Confectionery[1]	4,861	345	(18)	(95)	5,093

Americas Beverages	2,566	114	403	(205)	2,878

Profit from operations	909	(60)	(10)	(51)	788

Confectionery	347	(21)	(10)	(14)	302

Americas Beverages	562	(39)	—	(37)	486

Profit before tax	738				670

Discontinued operations	642				—

Basic EPS — continuing	25.4p				19.4p

Basic EPS — continuing and discontinued	56.4p				19.4p

Dividend per share	14.0p				15.5p

[1]	Confectionery includes BIMA, Europe, Americas Confectionery, Asia Pacific and Central Costs as these principally relate to Confectionery.
The key highlights of 2007 were as follows:
In Confectionery:
>	Base business revenues grew by 7%, above the top end of our new confectionery goal range (of 4–6%), bringing the four year annual growth rate to over 6%;

>	Revenue growth was broadly based across most of our markets with gum and emerging markets continuing to show double-digit growth;

>	Margins fell by 120bps due to an increase in restructuring costs, a significant increase in growth investment and a further escalation in raw material costs.

>	We made good early progress on our new Vision into Action plan including initiating significant elements of our cost reduction programme by the end of the year;

>	Acquisitions made during the year significantly strengthened existing positions (Intergum in Turkey and Sansei in Japan) and gave us a strong position in a new emerging market (Kandia-Excelent in Romania).
In Americas Beverages:
>	Base business revenues grew by 4%, a good result in view of the challenging US CSD market;

>	Our CSDs continued to benefit from the trend away from colas to flavoured CSDs and an excellent performance from Snapple reflected highly successful innovation in super-premium teas and juices;

>	Margins fell by 500bps reflecting consolidation of bottling acquisitions and the losses arising from the launch of Accelerade (our new sports drink brand);

>	A major reorganisation was planned and completed during the fourth quarter and is expected to deliver £35 million of benefit in 2008, a payback of around one year;

>	The acquisition of SeaBevs, an independent bottler, strengthened our route to market in the south east of the US.

1 Review of 2007 Group income statement
(i) Revenue
Revenue at £7,971 million was £544 million or 7% higher than 2006 sales of £7,427 million. The net effect of exchange movements during the year was to decrease reported revenue by £300 million, mainly driven by a weakening in the US Dollar, the Mexican Peso and the South African Rand.
In 2007, acquisitions, net of disposals, resulted in a £385 million increase in reported revenue relative to the prior year. This was primarily due to the inclusion of 12 months of revenue from the 2006 acquisition of CSBG in 2007 compared to 8 months in 2006. The acquisitions made in 2007 were Intergum, a gum business in Turkey which was acquired on 31 August 2007, Sansei Foods, a confectionery company in Japan which was acquired on 19 July 2007 and Kandia-Excelent, a confectionery company in Romania which was acquired on 13 June 2007 and SouthEast Atlantic Beverages (SeaBevs), a bottling group which was acquired on 12 July 2007.
Base business revenue grew £459 million or 6% with growth in all five of our business segments led by Americas Confectionery.
(ii) Profit from operations
Profit from operations decreased by £121 million (13%) to £788 million compared to 2006. This was driven by:
>	an increase in restructuring costs of £67 million;

>	a £78 million adverse movement in non-trading items;

>	an increase of £4 million in amortisation and impairment of acquisition intangible assets, due to the additional amortisation charge from definite life CSBG customer relationships and contracts; and

>	an increase of £10 million charge to the IAS 39 adjustment.
This was partially offset by the £45 million contract termination gain and the absence of the UK product recall charge in 2007 (2006: £30 million).
Currency movements had a £51 million (6%) adverse impact on profit from operations. The full-year impact of acquisitions, net of disposals, was a decrease of £1 million with profit from operations further decreasing by £24 million from business improvement costs included in 2007.
As a consequence of the decrease in profit from operations noted above, operating margin fell by 230 basis points to 9.9%.
Contract termination gain
Following its acquisition by Coca-Cola on 30 August 2007, Energy Brands, Inc. terminated the distribution agreements with Americas Beverages for Glacéau beverage products effective from 2 November 2007. On termination of these agreements a payment of approximately £45 million was received from Energy Brands, Inc.
Marketing
Marketing spend was £707 million in 2007, a 2% increase at actual exchange rates and a 6% increase at constant exchange rates. Confectionery marketing spend as a percentage of revenues was 10% compared with 9% in the prior year. Americas Beverages marketing spend at 7% of revenues was 3% higher at constant exchange rates.
Restructuring costs
The Vision into Action programme
In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and regional SG&A and supply chain costs. This will result in a 15% reduction in the Group’s global headcount and manufacturing footprint by 2011.
The Fuel for Growth programme
The Group implemented a major cost reduction initiative through 2003-07 with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million took the cumulative restructuring spend to around £500 million (at constant exchange rates) and completed the cost phase of the programme.
Costs in respect of business restructuring were £200 million compared with £133 million last year. In 2007, the restructuring principally related to the Vision into Action programme for the Confectionery business. In addition amounts were recognised relating to a third party supply agreement which has become an onerous contract, costs incurred to separate and establish a stand alone confectionery business, a headcount reduction programme in Americas Beverages and the integration of CSBG. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative and the integration of CSBG.

	2007	2006
	£m	£m

Vision into Action	151	—

Fuel for Growth projects in the base business	—	123

Onerous contract — Gumlink	9	—

Separation costs	5	—

Americas Beverages headcount reduction	26	—

CSBG integration	9	10

Restructuring costs	200	133

Of this total charge of £200 million, £107 million was redundancy related, £23 million related to external consulting costs, £24 million was associated with onerous contracts and £13 million related to employee profit sharing termination costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 36 to 39. The table below details the business segment analysis of restructuring costs.

	2007	2006
Business segment analysis	£m	£m

BIMA	60	51

Europe	18	14

Americas Confectionery	33	11

Asia Pacific	8	15

Central	46	21

Americas Beverages	35	21

Restructuring costs	200	133

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles (included within trading costs) of £42 million was £4 million higher than in 2006. The increase principally relates to the inclusion of a full year’s charge from the definite life brands and customer relationships acquired with CSBG. Also included is the impairment of the goodwill relating to China (£13 million) recognised in the year. In 2006, an impairment of the goodwill relating to Cadbury Nigeria (£15 million) was recognised.
Non-trading items
During 2007, the Group recorded a net loss from non-trading items of £38 million compared to a profit of £40 million in 2006. The main items within non-trading items were:
>	£38 million accounting gain on the rebuild of a factory in our Monkhill UK confectionery business from insurance proceeds. This was offset by the writing down to recoverable value of the Monkhill business (£41 million) which is held for sale at 31 December 2007;

>	£40 million of costs incurred to separate the Americas Beverages business;

>	£12 million write down to value in use of property, plant and equipment in China; and

>	£20 million profit on disposal of Cottees, a jams, jellies and toppings business in Australia.
IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £13 million (2006: £3 million charge). This principally reflects the fact that in 2007 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements.
(iii) Share of result in associates
In 2007, our share of the result of our associate businesses was a profit of £8 million. This compares to a loss in 2006 of £16 million. Included in the 2006 loss was a £23 million charge representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years.
(iv) Financing
The net financing charge at £126 million was £29 million lower than the prior year. After allowing for the £17 million impact of the IAS 39 adjustment to present financial instruments at fair value, the net financing charge was £143 million or £6 million lower than in 2006. The reduced interest cost is driven by an overall decrease in average net debt over the year and a £4 million increase in the IAS 19 pension credit arising due to increased asset returns in excess of an increased cost from unwinding the discount on liabilities.
Although profit from operations has reduced in 2007 it was more than offset by a reduced interest charge which has resulted in the Group’s interest cover increasing to 5.1 times in 2007 from 5.0 times in 2006.
(v) Taxation
Profit before tax fell by 9% to £670 million reflecting increased restructuring costs, non-trading items, the costs of separation and the decreased trading result partially offset by the gain on the termination of Glacéau contract.
The tax rate in 2007 was 39.2% compared with 29.1% in 2006. The increase is primarily due to non-deductible restructuring and the continued increased exposure to higher rate tax jurisdictions, in particular the US.
(vi) Discontinued operations: Europe and South Africa Beverages
There is no result from discontinued operations in 2007.
In 2006, discontinued operations of £642 million included an insignificant contribution arising on the trading in the pre-disposal period and a net profit on disposal of our beverage businesses in Europe and South Africa of £591 million. In addition, a £51 million write-back of total tax provisions was recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
(vii) Minority interests
In 2007, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million. The change from 2006, where the minority interests share was a loss of £4 million, is due to the losses incurred by Cadbury Nigeria in 2006.
(viii) Dividends
The Board has proposed a final dividend of 10.5 pence, up from 9.9 pence in 2006, an increase of 6%. Including the interim dividend of 5.0 pence, the total dividend for 2007 is 15.5 pence, an 11% increase on the 14.0 pence dividend in 2006. The dividend cover decreased to 1.25 times from 4.0 times in 2006 reflecting the reduced earnings and increased dividend. Further dividend information for shareowners is given in shareowner information on page 148.
(ix) Earnings per share
Earnings per share from continuing and discontinued operations fell to 19.4 pence from 56.4 pence in 2006 principally reflecting the profit on disposal of our Europe and South African beverage business that was recognised in 2006. The base business grew earnings per share by 2.1 pence which was offset by movements in exchange rates reducing earnings per share by 1.5 pence. The impact of acquisitions and disposals, other than the profit on disposal of Europe Beverages, decreased earnings per share by 0.7 pence, the increase in the tax rate decreased earnings per share by 3.2 pence and the increase in the average number of shares also decreased earnings per share by 0.2 pence.
(x) Effect of exchange rates and inflation on 2007 reported results
Over 80% of the Group’s revenues and profits in 2007 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2007 compared with 2006, the largest exchange rate impact on the Group’s results was the weakening in the US Dollar, the Mexican Peso and South African Rand.
In 2007, movements in exchange rates decreased the Group’s revenue by 4%, pre-tax profit by 7% and earnings per share by 3%.
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

2. 2007 compared to 2006 — Business Segments Performance
Information used by management to make decisions
Regular monthly management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue;

>	Underlying profit from operations (before and after Business Improvement Costs);

>	Underlying operating margins;

>	Working Capital;

>	Free Cash Flow (see page 41);

>	Net cash from operating activities (a key component of Free Cash Flow); and

>	Return on Invested Capital.
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely underlying profit from operations, underlying operating margins, Free Cash Flow and Return on Invested Capital.
Underlying earnings measures
A segmental analysis of underlying profit from operations is presented alongside profit from operations on pages F-7 to F-9 of the audited financial statements as well as a segment-by-segment reconciliation from underlying profit from operations to the corresponding IFRS measure which is profit from operations. We calculate underlying profit from operations, which is a non-GAAP measure, by adjusting profit from operations to exclude the effects of the following
>	Restructuring costs;

>	Amortisation and impairment of acquisition intangibles;

>	Non-trading items;

>	IAS 39 adjustment; and

>	Certain other items which do not reflect the Group’s trading performance.

Underlying operating margins are calculated by dividing underlying profit from operations by revenue and expressing the result as a percentage.
In addition, as permitted under IAS 33 “Earnings per Share”, we present underlying earnings per share, along with a reconciliation to earnings per share in Note 13 to the audited financial statements. We calculate underlying earnings per share, which is a non-GAAP measure, by adjusting basic earnings per share to exclude the effects of the following:
>	Restructuring costs;

>	Non-trading items;

>	Amortisation and impairment of intangibles;

>	IAS 39 adjustment;

>	Certain other items which do not reflect the Group’s trading performance; and

>	The tax impacts of certain intra-group transfers and of the above.

The reconciling items between reported and underlying performance measures are discussed in further detail below.
Restructuring costs
The costs incurred in implementing significant business reorganisation projects, such as our Confectionery Vision into Action programme, the efficiency programme in pursuit of mid-teen margins, the Fuel for Growth programme to reduce direct and indirect costs following the acquisition of Adams in 2003 and integrating acquisitions are classified as restructuring. In addition, the onerous lease which has arisen from the strategic decision to decrease our gum supply from a third party manufacturer, Gumlink A/S, and move production to a new green-field site in Poland, is included as restructuring.
Also included as restructuring are the costs incurred in establishing a stand-alone confectionery company.
We view these costs as costs associated with investments in the future performance of the business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations on the face of the income statement.
In 2007, the Group has also incurred costs which are restructuring in nature relating to the maintenance of an efficient business. These costs are termed ‘Business Improvement Costs’ and are included within the underlying results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business. There were no Business Improvement Costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.
Amortisation and impairment of acquisition intangibles
Our performance is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

Non-trading items
Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Costs incurred from the disposals of operations which will meet the criteria to be disclosed as a discontinued operation are also separately identified due to their significance and discrete nature. Consequently, the non-trading items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the underlying performance trends of the business.
IAS 39 adjustment
We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rates that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange or commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
Certain other items which do not reflect the Group’s trading performance
From time to time events occur which due to their size or nature are considered separately when discussing the trading performance of the Group. The gains and losses on these discrete items can have a material impact on the absolute amount of, and trend in, the profit from operations and results for the year. Therefore any gains and losses on such items are analysed outside the underlying results to enable the trends in the underlying performance of the business to be understood. Where items are excluded from the underlying results we provide additional information on these items to enable a full understanding of the events and their financial impact.
>	Gain on contract termination – in 2007, the Group received £45 million amounts in respect of the termination in November of a distribution agreement for Glacéau in the US. The net gain of £31 million which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and excluded from the underlying results.

>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. The impact on trading following the recall is included in underlying results.

>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.

>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the underlying earnings of the Group.

>	Recognition of UK deferred tax asset — in 2005, we recognised a deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 taxation charge. As a consequence of its size and one-off nature, this amount has been excluded from the underlying results.
In order to provide comparable earnings information the tax impact (where applicable) of the above items is also excluded in arriving at underlying earnings. In addition, from time to time the Group may undertake reorganisations in preparation for a disposal or make intra-group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying results.
For the reasons stated above, underlying profit from operations, underlying operating margins and underlying earnings per share are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.
Underlying profit from operations, underlying operating margins and underlying earnings per share exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business for cash flow and report this externally. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for profit from operations, operating margins or earnings per share. The CEC bases its performance analysis, decision making and employee incentive programmes based on underlying profit from operations, underlying earnings and underlying earnings per share. For these reasons, and the other reasons noted above, we believe that these measures provide additional information on our underlying performance trends to investors, prospective investors and investment analysts that should be provided alongside the equivalent GAAP measures.

Britain, Ireland, Middle East and Africa (BIMA)

				Business
		Base	Acquisitions/	improvement	Exchange
Full year results (£m)	2006	business	Disposals	costs[1]	effects	2007

Revenue	1,500	95	11	—	(27)	1,579

year-on-year change		+ 6.3%	+0.8%	—	-1.8%	+5.3%

Underlying profit from operations	186	(9)	(1)	(3)	(4)	169

year-on-year change		-4.8%	-0.5%	-1.6%	-2.2%	-9.1%

Underlying operating margins	12.4%					10.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £3 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
In Britain, Ireland, the Middle East and Africa (BIMA), underlying base business revenue growth of 6% reflects buoyant confectionery category growth in Britain and strong growth in our emerging market operations in Africa and the Middle East. Acquisitions made in 2006 (mainly Cadbury Nigeria and Dandy Products in South Africa) contributed an additional £11 million or 1% to revenues.
Our business in Britain grew revenues by 5%, broadly in line with the overall confectionery market which benefited from a good recovery in chocolate following our product recall, a hot summer in the UK in 2006 and a 16% growth in the gum market following our launch of Trident early in the year. Our overall market share performance strengthened in the second half despite the adverse impact of flooding at our Sheffield factory on candy revenues. In chocolate, revenues in the second half benefited from the successful relaunch of Wispa and our new advertising campaign for Cadbury Dairy Milk. Our gum business secured a 10% share of the UK gum market in its first year, and accounted for the majority of the growth in the gum market during the year.
Revenues in emerging market operations grew by 15%. In South Africa, we had a good year as a result of strong growth in gum and affordable chocolate count-lines. In Nigeria, the business made solid progress after a difficult 2006 and was stabilised with revenues ahead and operating losses reduced.
Base business margins (before the impact of business improvement costs) were lower year-on-year, mainly as the result of a significant increase in marketing investment in the UK behind media advertising for our core Cadbury Dairy Milk brand, the launch of gum which diluted margins by over 150 bps and higher milk costs.
Outside underlying profit from operations were restructuring costs of £60 million. These costs include the redundancy costs incurred as part of the SG&A headcount reduction, the recognition of a provision relating to the announced redundancies which will be incurred on the closure of our Somerdale factory in the UK and an onerous contract and asset write-offs which arise due to the relocation of the UK regional headquarters. Non-trading items included an accounting gain of £38 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK offset by the writing down to recoverable value of £41 million of the Monkhill assets which are held for sale at 31 December 2007.
Also recognised outside the underlying result of the region is a charge of £9 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transactions. The underlying results of the region reflect the hedged cash flows that were paid.
Europe

				Business
		Base	Acquisitions/	improvement	Exchange
Full year results (£m)	2006	business	Disposals	costs[1]	effects	2007

Revenue	818	56	—	—	5	879

year-on-year change		+6.8%	—	—	+ 0.7%	+7.5%

Underlying profit from operations	90	10	(4)	(5)	—	91

year-on-year change		+11.1%	-4.4%	-5.6%	—	+1.1%

Underlying operating margins	11.0%					10.4%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £5 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our Europe region had an excellent year with base business revenues up nearly 7%. The impact of acquisitions (Intergum and Kandia) and disposals (Adams Italia) was neutral. The growth in revenues was driven by strong performances across the region particularly in gum where revenues were up by 11%. Developed market revenues grew by 5% and emerging markets by 11%.

Gum revenues benefited from the continued co-ordinated roll-out of key global product and packaging technologies and by strong market-place execution. Centre-filled gum was launched in Russia, Turkey, Spain and Portugal under the Dirol and Trident brands; longer-lasting gum was launched in France and Greece under the Hollywood and Trident brands respectively.
In France, revenues grew modestly reflecting planned rationalisation of our candy portfolio which was more than offset by continued strong growth in gum and the launch of Halls. Our businesses in northern Europe had a very good year with share gains in many markets. In southern Europe, we had an excellent year in Spain, with a further increase in our gum share to 46% following the launch of Trident Splash.
In our emerging market operations, revenues in Russia were ahead by over 20% due to strong market growth and share gains in gum. In Turkey, our business benefited from good market growth and the expansion into chocolate gifting products for the important Bayram religious festivals and the launch of Trident Splash.
The recent acquisitions of Intergum in Turkey and Kandia in Romania are being integrated into the region and performance was satisfactory. Intergum made a modest loss in the year reflecting planned de-stocking of the trade while Kandia made a small profit. Overall acquisitions diluted the region margin by 40bps. Before the impact of acquisitions and business improvement costs, margins in the region were ahead.
Outside underlying profit from operations the region incurred £18 million of restructuring costs relating to the penalties incurred and recognition of an onerous contract with a third party gum supplier and consulting costs incurred as part of setting up a new regional headquarters in Switzerland.
Americas Confectionery

				Business
		Base	Acquisitions/	improvement	Exchange
Full year results (£m)	2006	business	Disposals	costs[1]	effects	2007

Revenue	1,330	150	(26)	—	(82)	1,372

year-on-year change		+11.3%	-2.0%	—	-6.1%	+ 3.2%

Underlying profit from operations	207	65	(3)	(4)	(17)	248

year-on-year change		+31.4%	-1.4%	-1.9%	-8.3%	+ 19.8%

Underlying operating margins	15.6%					18.1%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £4 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our Americas Confectionery region had an outstanding year with strong growth in revenues and margins. Base business revenue growth was 11% with double-digit growth in nearly every market. Revenues grew by 9% in our developed markets in North America and by 15% in our emerging markets in Latin America. This continued strong momentum was driven by gum category growth, share gains and new product launches, notably the roll-out of centre-filled gum into Latin America. The disposal of Allan Candy in Canada, reduced revenues by £26 million or 2%.
In the US, the gum market grew by 9%, benefiting from the combination of price rises and innovation. Our gum share rose by 310 bps in the year despite an increase in competitive activity. This share gain was due to strong growth in our Trident and Stride brands with Stride’s share of the gum market rising from 3.0% to 6.3% during the course of the year. Although the cough category grew 4%, Halls lost 70 bps of share and revenues in the US were modestly lower year-on-year as a result.
In Canada, base business revenues were 3% ahead, with growth in our core brands partly offset by the rationalisation of non-core brands and SKUs. Margins continued to benefit from the focus on our advantaged core brands. The Stride gum brand was launched in Canada at the end of the year.
Performance was strong across all our businesses in Latin America including in Mexico where revenues were ahead by 12% as a result of continued investments in extending our route to market and the launch of Trident Splash centre-filled gum. In a market which grew by 13%, our share of the Mexican gum market rose by 100bps, reaching 80% at the end of the year. Elsewhere in Latin America, revenues grew strongly in Argentina, Brazil and Venezuela due to the combination of pricing, route to market investments, growth in core brands (Trident, Halls and Beldent) and innovation. Trident centre-filled gum was also launched in Brazil, Colombia and Ecuador.
Margins in the region increased significantly during the year, to 18.2% before the impact of exchange. The 280bps increase in base business margins was driven by higher pricing, supply chain savings, positive mix and operational leverage. In the fourth quarter of the year, a major reorganisation of the region was implemented with significant SG&A savings expected to benefit margins in 2008.
Outside underlying profit from operations were restructuring costs of £33 million. These costs reflect a headcount reduction programme to reduce SG&A costs and the one-off costs incurred to terminate an employee profit sharing agreement. Non-trading items contributed a loss of £1 million. This charge represented the finalisation of the loss on disposal of Allan Candy. In addition, amortisation of £2 million relating to a definite life brand was excluded from the underlying result.

Asia Pacific

				Business
		Base	Acquisitions/	Improvement	Exchange
Full year results (£m)	2006	business	Disposals	costs[1]	effects	2007

Revenue	1,205	43	(3)	—	9	1,254

year-on-year change		+3.6%	-0.2%	—	+0.7%	+4.1%

Underlying profit from operations	165	4	(1)	(12)	3	159

year-on-year change		+2.4%	-0.6%	-7.2%	+1.8%	-3.6%

Underlying operating margins	13.7%					12.7%

1	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £12 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Base business revenues in Asia Pacific grew by nearly 4%, with continued double-digit (14%) growth in emerging markets, partly offset by a slower year in developed markets where revenues were 1% ahead. The slower growth in developed markets reflected the combination of our exit from non-core beverage and confectionery contracts and a challenging retail market in Australia. The net impact of acquisitions (Sansei in Japan) and disposals (Cottees Foods in Australia) reduced revenue growth by £3 million.
In developed markets, revenue growth in Australia slowed to 1%. Against a background of a competitive and challenging retail environment, confectionery revenues were modestly lower and beverages revenues were ahead 4%. While the Australian confectionery market grew strongly in the year, the reduction in our confectionery revenues was due to the combination of retailer de-stocking and a reduction in our promotional activity. Elsewhere, New Zealand had a good year with a 170bps increase in share driven by both chocolate and candy. In beverages, our market share rose by 100bps with strong growth in our flavoured carbonate brands and energy drinks benefiting from good consumer demand and our focus on core brands. Excluding the exit from a low-margin co-packing contract, beverage revenues were ahead by 10%. In Japan, we continued to gain share in gum, with our share up 120bps to nearly 20% at the end of the year. Sansei, a functional candy business, is being integrated into our existing business and is performing in line with expectations.
In emerging markets, performance in India was excellent, with revenues growing by over 20%. All our core brands including Cadbury Dairy Milk and Cadbury Eclairs contributed to the growth with results also benefiting from the successful launch of Bubbas branded bubblegum. Performance in South East Asia strengthened into the second half with continued good results from Malaysia where revenues rose by 18%. In China, we completed the refocus on a smaller number of key cities and while revenues were over 20% lower as a result, losses were reduced, in line with expectations.
Underlying margins (before business improvement costs) were modestly lower year-on-year, primarily due to the adverse mix in Australia and higher growth in emerging markets.
Outside underlying profit from operations were restructuring costs of £8 million. These costs were all incurred as part of our Vision into Action programme.
An impairment charge of £13 million relating to goodwill in China, following a change in the Group’s strategy in China, and amortisation of a definite life brand of £2 million were also excluded from the underlying results of the region. Non-trading items include the write down to value in use of property, plant and equipment of £12 million in China offset by the profit of £20 million from the disposal of Cottees, a jams, toppings and jellies business in Australia, is also excluded from the underlying results of the region.
Central
Central is included within Confectionery as the activities principally relate to the Confectionery business.

		Base	Acquisitions/	Exchange
Full year results (£m)	2006	business	Disposals	effects	2007

Revenue	8	1	—	—	9

year-on-year change		+12.5%	—	—	+12.5%

Underlying profit from operations	(159)	(12)	—	1	(170)

year-on-year change		-7.5%	—	+0.6%	-6.9%

Underlying operating margins	n/a				n/a

Central revenue arises on the rendering of research and development services to third parties.
Central costs increased by £11 million, a 7% rise principally as a result of investment in IT and an increase in the share based payment expense.
Outside underlying profit from operations were restructuring costs of £46 million. These costs were all incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office and headcount reduction programme in Group Functions.

Americas Beverages
2007 Operating Review

		Base	Acquisitions/
(£m)	2006	business	Disposals	Exchange	2007

Revenue	2,566	114	403	(205)	2,878

year-on-year change		+4.4%	+15.7%	-7.9%	+12.2%

Underlying profit from operations	584	5	8	(44)	553

year-on-year change		+0.9%	+1.3%	-7.5%	-5.3%

Underlying operating margin	22.8%				19.2%

In Americas Beverages, base business revenues grew by 4%, a good result given the challenging market conditions in our key US CSD market. Acquisitions and disposals contributed a net £403 million or 16% to revenues. The contribution from acquisitions relate to bottling businesses bought during 2006 and 2007, including CSBG and SeaBevs.
Our carbonates revenues in the US grew by 1% and our share of the US CSD market rose by 40 bps, our fourth consecutive year of share gains. These share gains were made despite the fact that the business was cycling a year of significant innovation activity, notably in Dr Pepper and 7 UP, where bottler volumes fell by 2.5% and 3% respectively. Excluding innovations, base Dr Pepper bottler volumes were modestly ahead. Other key flavour brands (Sunkist, A&W and Canada Dry) had a good year with bottler volumes up 3% reflecting the trend away from colas to flavoured CSDs and the greater focus provided by our more integrated route to market.
In non-CSDs in the US, revenues grew by 3%, with performance boosted by the successful launches of Snapple super premium teas and enhanced waters. The Snapple brand grew revenues by 5%. As previously indicated, the national launch of our new sports drink brand Accelerade was disappointing with around a £30 million loss in the year arising from the launch. The decision has been taken to focus on a narrower range of profitable outlets going forward and further losses are not expected to be incurred. Our Mexican business had a more challenging year with results adversely impacted by poor weather and increased competitive activity, however revenues were 4% ahead.
Americas Beverages underlying margins were 340bps lower year-on-year, before the impact of exchange reflecting the strategic acquisitions of bottling businesses and the losses arising from the launch of Accelerade. Commodity costs continued to rise during the year, but these were more than offset through price increases and tight cost control. At the end of the year, a significant cost reduction programme was successfully implemented which is expected to generate full year cost savings of around £35 million in 2008. In November, our contract to manufacture and distribute Glacéau was terminated following Coca-Cola’s acquisition of Energy Brands. In 2007, this contract contributed around £110 million to revenues and around £20 million to underlying profit from operations.
Americas Beverages incurred £35 million of restructuring costs relating to a headcount reduction programme (£26 million) and further integration of CSBG (£9 million). The region also amortised £24 million of definite life intangible assets which arose from the acquisition of CSBG and other bottling operations purchased in 2006 and 2007 which are excluded from the underlying results of the region.
Further items treated outside underlying were the costs incurred to separate the Americas Beverages region from the Cadbury Confectionery business which totalled £40 million and a gain of £31 million which arose from the termination of the contract to distribute Glaceau offset by the write-off of the associated franchise intangible. The amount excluded from the underlying results is the amount which would otherwise have been earned through distribution of the product in 2008.
FUTURE TRENDS
Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.
External and internal factors
A discussion of the external and internal factors that affect our business is contained in Item 3 - titled ‘Risk factors’ on pages 5 to 7.
2008 outlook
In 2007, the Board decided that Confectionery and Americas Beverages would deliver more value to shareowners as independent focused businesses. The businesses will run independently in 2008 as we continue to work towards a demerger in the second quarter subject to the legal and shareowners approvals and debt refinancing.
As we look ahead to 2008, although economic conditions remain uncertain, we take confidence from the fact that we have created strong foundations for the businesses and that they operate in economically resilient categories.
In 2008, Americas Beverages will continue to benefit from the focus on core advantaged brands and superior route to market capability, with revenues expected to grow between 3-5%. We aim to largely cover the expected margin headwinds through pricing and restructuring benefits. However, taking into account the consolidation of lower margin bottling acquisitions, reported margins are likely to be modestly lower year on year, with the profits weighted toward the second half.
In Confectionery, our strong momentum should help us to achieve revenue growth in the upper half of our 4%-6% goal range. Good operating leverage, particularly in gum, the initiatives in place to deliver savings, early progress on a turnaround in our underperforming markets (China, Nigeria and Russia), and a robust approach to pricing should enable us to deliver meaningful confectionery margin progression in 2008.
2008 restructuring guidance
In 2008 we will continue to implement our Vision into Action initiative to achieve mid-teen margins by 2011. In total the initiative is projected to incur £450 million of restructuring costs. In addition, we will significantly reduce our gum supply requirements from Gumlink A/S and hence incur minimum penalties under the terms of the agreement. The costs of integrating acquisitions will continue to be included within restructuring in 2008. In 2008, we expect total restructuring charges of around £130-150 million.
In 2008, the net debt structure of the Group is likely to undergo considerable change following the demerger, with the future capital structure of the Group influencing the average interest rate on net debt.
The 2008 tax rate will be dependent on a number of factors including mix of profits in different jurisdictions. However, we expect the tax rate on trading profits to be lower than that for 2007, reflecting a reduced level of profits in the US after the demerger of Americas Beverages.

OPERATING REVIEW 2006 COMPARED TO 2005
Group

		Base
		business	Acquisitions/	Exchange
	2005	growth	Disposals	effects	2006
Analysis of results	£m	£m	£m	£m	£m

Revenue	6,432	256	799	(60)	7,427

Change %		+4%	+12%	-1%	+15%

Profit from operations	995	(46)	(26)	(14)	909

Change %		-5%	-3%	-1%	-9%

Basic EPS — Continuing and Discontinued	37.3				56.4

The main features of the financial performance of 2006 were as follows:
>	Revenue growth of 4%, driven by innovation and by emerging markets revenues up 10%

>	Confectionery revenues +4%; gum revenues +10%; Trident +23%

>	Beverage revenues +4%; 60bps share gain in US carbonates; Dr Pepper +2%

>	Increase in restructuring costs of £62 million principally representing the end of the Fuel for Growth expense

>	£30 million charge relating to the cost of the UK product recall

>	Margins decreased by 3.3% due to increased restructuring costs, UK product recall, trading post acquisition in Cadbury Nigeria and increases in commodity costs and growth investment

>	£23 million charge in associates relating to significant over-statement of Cadbury Nigeria’s financial position prior to the acquisition to a subsidiary

>	Profit before tax -12%

>	Cadbury Schweppes Bottling Group performing in line with acquisition case (except where stated all movements are at constant exchange rates)

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
Base business revenue grew £256 million or 4% with growth in all four of our continuing business segments.
Innovation and emerging markets continued to be the key drivers of performance. Successful innovations during the year included:
>	The launch of Stride, a new gum brand using patented long-lasting flavour technology: At 31 December 2006, Stride had a 2.9% share of the $3.6 billion US gum market

>	The further roll-out of our centre-filled gum technology in Europe under a range of local brands such as Trident, Hollywood, Stimorol and Dirol: annualised sales of centre-filled gum in the US and Europe were over £100 million at the end of 2006

>	The launch of new premium chocolate products in the UK and Australia through the Cadbury and Green & Black’s brands

>	The launch of a range of super-premium Snapple teas giving us a strong position in this fast-growing functional beverage category

>	The relaunch of 7 UP as 7 UP Natural in the US
Our emerging markets grew revenues by 10% with key successes including:
>	10% growth in candy following the launch of affordable offers in Africa, Asia and Latin America

>	12% growth in Latin America, driven by growth in all top 5 markets

>	17% growth in Asia Pacific, with strong performances in India and South East Asia
Confectionery revenues grew by 4% with the impact of the difficult trading in the UK reducing growth by 2%. Performance was stronger in the second half with an increase in the rate of innovation, particularly in Americas Confectionery. Emerging markets continued to grow strongly across all geographies at 10%.
In gum all regions contributed to a 10% revenue growth. We continued to see strong share gains in the US with Stride, our new longer lasting gum brand, ahead of its launch plan. In Europe, the roll-out of centre-filled gum and strong growth in Southern Europe benefited performance. In Asia, we are seeing strong growth in sugar-free gum.
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

	2006	2005
Business segment analysis	£m	£m

BIMA	51	11

Europe	14	10

Americas Confectionery	11	21

Asia Pacific	15	15

Central	21	8

Americas Beverages	21	6

Restructuring costs	133	71

The total Fuel for Growth restructuring spend from 2003 to 2006 amounted to £506 million, slightly above the total expected Fuel for Growth restructuring spend of £500 million.
Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles at £38 million was £32 million higher than in 2005. This increase reflects the impairment of £15 million of goodwill relating to the Group’s investment in Cadbury Nigeria and the amortisation charge of £16 million arising on the definite life intangibles (brands and customer relationships) acquired with CSBG.
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
(vi)	Discontinued operations: Europe and South Africa Beverages

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
2. 2006 compared to 2005 — Business segments performance
For an explanation of the underlying measures which are used by management to make decisions see pages 26 and 27.

Britain, Ireland, Middle East and Africa (BIMA)

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,420	22	72	(14)	1,500

		+2%	+5%	-1%	+6%

Underlying profit from operations	217	(18)	(11)	(2)	186

		-8%	-5%	-1%	-14%

Underlying operating margins	15.3%				12.4%

The results of BIMA in 2006 were impacted by:
>	Lower revenue growth, reflecting the difficult year in the UK

>	Margin reduction due to challenging trading in UK and investment behind growth

>	Strong emerging market growth of 9% in Africa and the Middle East
In Britain, Ireland, Middle East and Africa (“BIMA”), like-for-like revenues were only modestly ahead as a result of significant challenges in a number of markets. Profits were materially lower driven by declines in the base business and losses from Cadbury Nigeria where we moved to majority ownership. The profit reduction in the base business was due to difficult trading in the UK and by a significant increase in investment, particularly in the second half. We estimate that the product recall in the UK reduced revenues and underlying profit from operations by £30-£35 million and £5-£10 million respectively. The profit impact was reduced by an insurance recovery.
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
Outside underlying profit from operations were restructuring costs of £51 million. These costs include the rationalisation of our Irish production facilities (£29 million) and the reorganisation of the UK distribution facilities (£9 million). In addition, an impairment charge of £15 million relating to the goodwill held in respect of Cadbury Nigeria and £30 million charge relating to the UK product recall were recorded. Non-trading items contributed a gain of £38 million primarily related to a profit of £17 million on disposal of a UK distribution centre and an accounting gain of £25 million arising from a factory insurance recovery following a fire in 2005 at our Monkhill confectionery business in the UK.

Europe

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	disposals	effects	2006

Revenue	837	(3)	(11)	(5)	818

		—	-1%	-1%	-2%

Underlying profit from operations	111	(19)	—	(2)	90

		-17%	—	-2%	-19%

Underlying operating margin	13.3%				11.0%

The results of Europe in 2006 were impacted by:
>	Revenue growth in Spain and Greece offset by a difficult year in France and Russia

>	Underlying profit from operations decreased due to continued investment behind centre-filled gum
In Europe, like-for-like revenues were broadly flat year on year due to the growth seen in Spain and Greece being offset by a difficult year in France and Russia.
Underlying profit from operations decreased by 19% due to the difficult year in France and Russia and the continued investment behind centre-filled gum, which was launched in Denmark, Norway, Netherlands, Portugal and Spain.
Outside underlying profit from operations were restructuring cost of £14 million, relating to the creation of an integrated lberia business, the restructuring of our Italian business and the transition of our Turkish business from a formerly family owned business.
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
Asia Pacific

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	1,157	84	—	(36)	1,205

		+7%	—	-3%	+4%

Underlying profit from operations	157	15	—	(7)	165

		+10%	—	-5%	+5%

Underlying operating margins	13.6%				13.7%

The results of Asia Pacific in 2006 were impacted by:
>	Strong revenue growth of 7%, driven by emerging market growth of 17%

>	Margin improvement despite significant increase in commodity input costs

>	Market share gains across the region
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
Central

		Base	Acquisitions/	Exchange
Full year results (£m)	2005	business	Disposals	effects	2006

Revenue	9	(1)	—	—	8

		-11%	—	—	-11%

Underlying profit from operations	(156)	(3)	—	—	(159)

		-2%	—	—	-2%

Underlying operating margins	n/a				n/a

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
Americas Beverages

		Base	Acquisitions/	Exchange
Full year results(£m)	2005	business	Disposals	effects	2006

Revenue	1,781	62	738	(15)	2,566

		+3%	+42%	-1%	+44%

Underlying profit from operations	524	35	29	(4)	584

		+7%	+5%	-1%	+11%

Underlying operating margins	29.4%				22.8%

- excluding CSBG	29.4%				30.2%

The results of Americas Beverages in 2006 were impacted by:
>	Good revenue growth despite declining volumes in US carbonated soft drinks market

>	Profit growth of 7% benefiting from innovation and alignment with bottling operation
>	The integration of CSBG on track
Americas Beverages delivered good revenue and profit growth despite declining volumes in the US carbonated soft drinks market, significant cost headwinds and considerable organisational change as the bottling acquisitions were integrated. Performance benefited both from further successful innovations and from the greater focus and alignment through our newly consolidated bottling operations.
In the US, our share of the carbonated soft drinks market grew by 60 basis points, the third successive year of share increases. Volumes and shares were ahead for nearly all of our key flavour brands — Dr Pepper, Sunkist, A&W and Canada Dry. 7 UP volumes were down for the year as a whole, but ahead 7% in the second half following its reformulation and relaunch as 7 UP Natural. Dr Pepper volumes benefited from continued gains in fountain, particularly for Diet Dr Pepper.
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

CAPITAL STRUCTURE AND RESOURCES
Capital structure
During 2007, our market capitalisation increased to approximately £13.1 billion. This was driven by a 75 pence increase in the share price during the year to 621 pence at 31 December 2007 (546 pence at 31 December 2006) and the issuance of 14.5 million shares to satisfy employee share awards. Net debt (see table below) increased during the year from £2,909 million at the end of 2006 to £3,219 million at the end of 2007, reflecting exchange rates and the acquisitions of Intergum, Kandia-Excelent and Sansei.
We continue to proactively manage our capital structure to maximise shareowner value, whilst maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareowners approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the Employee Trust) rather than by newly issued shares. The Employee Trust purchased £70 million shares during 2007 (£50 million in 2006) and held 17 million (2006: 19 million) shares at the end of 2007, representing approximately 0.8% (2006: 0.9%) of the Company’s issued share capital.
Borrowings
At the end of 2007, the total of gross short-term and long-term borrowings was £3,714 million compared with £3,304 million at the end of 2006. Cash and cash equivalents increased to £493 million at the end of 2007 compared to £269 million at the end of 2006. Net debt increased to £3,219 million at the end of 2007, from £2,909 million at the end of 2006. The increase has been driven primarily by movements in exchange rates and the acquisitions of Intergum, Kandia-Excelent and Sansei. At the end of 2007 £1,120 million of our gross debt was due after one year, however, 22% of the £2,518 million of debt due within one year was supported by undrawn committed facilities of £547 million maturing after more than one year.
Gearing is calculated as follows:

	2007	2006	2005
	£m	£m	£m

Net debt	3,219	2,909	3,900

Ordinary shareholders’ fund	4,162	3,688	3,008

Equity minority interests and overdrafts	11	8	27

	4,173	3,695	3,035

Gearing ratio %	77	79	129

At the end of 2007, 54% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Reduced profit from operations was more than offset by a reduced interest charge which resulted in the Group’s interest cover increasing to 5.1 times from 5.0 times in 2006.
At 31 December 2007 we had undrawn committed borrowing facilities of £1,347 million. This relates to a revolving credit facility of £1 billion which was partially drawn, maturing in 2010 and an additional revolving credit facility of £800 million maturing in 2008 which was undrawn. Interest rates payable on these facilities are LIBOR plus 0.225% to 0.375% and LIBOR plus 0.175% respectively per annum. Both facilities are subject to customary covenants and events of default. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
Our long-term credit rating remained unchanged during 2007 at BBB.
The Group’s debt is largely denominated in foreign currencies (see Note 27 to the financial statements). Therefore, the Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the financial statements.
Net debt
References to net debt refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.
The table below reconciles net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2007	2006	2005
	£m	£m	£m

Short-term investments	2	126	47

Cash and cash equivalents	493	269	332

Short-term borrowings and overdrafts	(2,562)	(1,439)	(1,194)

Obligations under finance leases	(21)	(22)	(20)

Borrowings – non current	(1,120)	(1,810)	(3,022)

Obligations under finance leases – non current	(11)	(33)	(43)

Net debt	(3,219)	(2,909)	(3,900)

Net debt is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net debt is the measure we use for internal debt analysis. We believe that net debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.

Contractual obligations
In accordance with IFRS7, the group presents contractual obligations on both a net settled and gross settled basis as at 31 December 2007 and 31 December 2006.
Contractual obligations — Net settled
As at 31 December 2007:

	Total	Payable	<1 year	1-3 years	3-5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Bank loans and overdrafts	814	44	677	17	75	1

Estimated interest payments - borrowings	243	—	87	78	52	26

Estimated net interest payments -interest rate swaps	8	—	4	4	—	—

Finance leases	36	—	22	5	5	4

Other borrowings	2,868	—	1,841	526	—	501

Operating leases	399	—	79	118	81	121

Purchase obligations	431	—	365	52	14	—

Expected payments into pension plans	308	—	98	210	—	—

Other non-current liabilities	114	—	—	114	—	—

Total	5,221	44	3,173	1,124	227	653

Contractual obligations – Gross settled
As at 31 December 2007:

	Total	Payable	<1 year	1-3 years	3-5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Payments

Estimated foreign exchange payments - forward contracts	233	—	214	19	—	—

	233	—	214	19	—	—

Receipts

Estimated foreign exchange receipts -forward contracts	222	—	204	18	—	—

	222	—	204	18	—	—

Net payments	11	—	10	1	—	—

Where the fair value of derivatives are financial assets, future contract obligations are not shown.
Contractual obligations – Net settled
As at 31 December 2006:

	Total	Payable	<1 year	1-3 years	3-5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Bank loans and overdrafts	297	84	83	60	69	1

Estimated Interest payments - borrowings	303	—	93	69	95	46

Estimated Net Interest payments -interest rate swaps	27	—	17	8	2	—

Finance leases	65	—	25	30	2	8

Other borrowings	2,952	—	1,272	1,095	77	508

Operating leases	380	—	66	107	83	124

Purchase obligations	300	—	273	27	—	—

Expected payments into pension plans	358	—	120	238	—	—

Other non-current liabilities	53	—	—	53	—	—

Total	4,735	84	1,949	1,687	328	687

Contractual obligations – Gross settled
As at 31 December 2006:

	Total	Payable	<1 year	1-3 years	3-5 years	5 years +
	£m	on demand	£m	£m	£m	£m

Payments

Estimated Interest payments — cross currency interest rate swaps	15	—	1	14	—	—

Estimated Foreign Exchange payments — forward contracts	713	—	709	4	—	—

	728	—	710	18	—	—

Receipts

Estimated Interest receipts — cross currency interest rate swaps	13	—	—	13	—	—

Estimated Foreign Exchange receipts — forward contracts	703	—	699	4	—	—

	716	—	699	17	—	—

Net payments	12	—	11	1	—	—

Where the fair value of derivatives are financial assets, future contractual obligations are not shown.
Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and no fluctuations in exchange rates have been projected.
Expected payments into pension plans represents the best current estimate of the payments to be made into the scheme over the next three years. We do not believe that it is possible to estimate with any accuracy future contribution rates.
Other non-current liabilities comprise trade and other payables, tax payable and long term provisions. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.
The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 31 December 2007 being £3,470 million (2006: £3,520 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2007 was £2,017 million (2006: £2,658 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £7 million (2006: £14 million).

Off balance sheet arrangements
The Group has no off balance sheet arrangements.
Free Cash Flow
We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest and tax and after all capital investment. In 2007, the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareowners to align with market practice. Free cash flow for 2006 has been re-presented from £200 million under the previous definition after the payment of £272 million dividends to equity shareowners to £472 million on a comparable basis and for 2005 from £404 million to £665 million after the payment of £261 million dividends to equity shareowners.
Free Cash Flow is not a defined term under IFRS and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure. Free Cash Flow therefore represents the amount of cash generated in the year by the business and provides investors with an indication of the net cash flows generated that may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.

	2007	2006	2005
	£m	£m	£m

Net cash from operating activities	812	620	891

Add back:

Additional funding of past service pensions deficit	48	67	31

Taxes paid on disposals	12	83	—

Less:

Net capital expenditure	(352)	(300)	(261)

Net associate and minority dividends received	7	2	4

Free Cash Flow	527	472	665

Net capital expenditure includes purchases of property, plant and equipment of £409 million (2006: £384 million 2005: £298 million) less proceeds on disposal of property, plant and equipment of £57 million (2006: £84 million 2005: £37 million).
In 2007, payments of £48 million (2006: £67 million 2005: £31 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
Consistent with the cash flow from disposals of subsidiaries being excluded from Free Cash Flow, associated tax payments are also excluded from the Group’s definition of Free Cash Flow.
Taxes paid on disposals in 2007 relate to the disposal of the European Beverages business.
In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.
In 2007, we generated Free Cash Flow of £527 million, an increase of £55 million compared to 2006 when Free Cash Flow was £472 million (2005: £665 million).
The Free Cash Flow has benefited from the termination settlement from Glacéau, improved working capital and decreases in net payments of interest and tax which more than offset increased capital expenditure. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.
Net cash flow from operating activities as shown in the cash flow statement on page F-6 was £812 million (2006: £620 million; 2005: £891 million).
Cash flows on acquisitions and disposals
The net cash outflow in 2007 on acquisitions and disposals was £320 million. This principally comprised the acquisitions of Intergum, Sansei, Kandia-Excelent and South East Atlantic Beverages offset by disposal proceeds.
The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the final settlement in respect of the purchase of Adams China. In addition we purchased an incremental 5% share in our associate Dr Pepper/Seven Up Bottling Group and acquired a further investment in our Nigerian associate, taking ownership closer to majority. Disposal proceeds of £41 million arose on the disposal of our investment in Gumlink, a Danish gum production business and Holland House Cooking Wines, a US beverages brand.
Net cash flow before financing in 2007 was £245 million (2006: £1,142 million; 2005: £583 million).
Financing cash flows
The net cash inflow from financing during 2007 was £14 million. This included payment of dividends of £311 million to shareowners and the receipt of £56 million from issue of ordinary shares due to the exercising of options. In the year net drawdown of borrowings was £304 million.
The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareowners. In 2006 net repayments of borrowings were £949 million.
The net cash outflow from financing during 2005 was £592 million. This included payment of dividends of £261 million to shareowners. In the year borrowings of £193 million were repaid. This was offset by the £219 million of incremental borrowings required to repay the Group’s US$400 million Quarterly Income Preferred Securities (QUIPs).
Net cash
Cash and cash equivalents (net of overdrafts) increased during 2007 by £263 million to £449 million from £186 million at 31 December 2006 due to timing of cash receipts. In 2006, net cash decreased by £90 million from £276 million at 1 January 2006. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.
Capital expenditure
Capital expenditure in 2007 was £409 million (2006: £384 million 2005: £298 million), an increase of 7% over the level of expenditure in 2006. Key areas of capital expenditure increase related to investment in the production capacity and facilities of the Group, in particular chocolate production in UK and gum capacity in Europe. All these projects were funded from internal resources.
For 2008 we expect capital spend to be 5.5% of revenue on ongoing basis and an additional 2% of revenue incurred as part of our Vision into Action programme. At 31 December 2007 we had capital commitments of £16 million. We expect to continue to fund this from internal resources.
Treasury risk management policies
Other than expressly stated, the policies set out below also apply to prior years, and the information provided is representative of the Group’s exposure to risk during the period.
(a) Credit Risk
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
Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. Over year end this policy was breached in respect of one financial institution for a period of six days. The Group is now in compliance with policy and was compliant for the whole of 2007 except for this period.
At the year-end, the Group had currency swaps with a notional value of $32 million with a financial institution with a credit quality lower than that permitted under Group Policy. $1.4 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. There were no significant concentrations of credit exposure at the year-end relating to other aspects of credit. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £3,470 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 34 on Commitments and Contingencies for further details.

The financial assets of the Group which are exposed to credit risk are:

Class

Commodities	2

Trade receivables	952

Interest rate swaps	9

Currency exchange contracts	38

Cash	493

Short-term investments	2

(b) Liquidity Risk
The Group is exposed to liquidity risk due to the possibility that un-forecast situations could give rise to uncertainty amongst lenders resulting in unavailability of uncommitted sources of funds.
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that at all projected net borrowing needs are covered by committed facilities.
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test. At year end the Group was in breach of this policy as only 66% of net debt including undrawn facilities had a maturity of one year or more and only 16% three years or more. The Group’s reliance on short term debt has deliberately increased as part of the planning for the Americas Beverages demerger, as agreed with the Board.
The Company uses maturity analysis (see table on page F-49 -debt and page F-52 — derivatives) and facilities analysis (see table on page F-48) to measure liquidity risk. The Company manages the liquidity risk inherent in this analysis by having very diverse funding sources and committed borrowing facilities that can be accessed to meet liquidity needs.
(c) Market Risk
(i) Currency Risk
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
The tables on page 43 show data about exposure to risk at the reporting date.
(ii) Interest Rate Risk
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
The treasury risk management policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of net debt. 54% of net debt was at fixed rates of interest at year end (2006: 75%; 2005: 84%). The Group was in breach of policy in respect of fixed rate debt maturing within two and three years. This was agreed with the Board as part of the planning for the Americas Beverages disposal. It is anticipated that the Group will become compliant once its borrowings profile is restructured after the planned demerger of the Americas Beverages business.
The currency profile of borrowings note on pages F-50 and F-51 discusses interest rate risk further, and the table gives quantitative data in relation to interest rate risk.
(iii) Fair value analysis
The table below presents a sensitivity analysis of the changes in fair value (which all impact the profit and loss) of the Group’s financial instruments from hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values (further fair value sensitivity analysis of derivatives is set out in Note 28 to the financial statements).
The analysis on page 43 shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 10% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 10% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.
The sensitivity analysis on page 43 shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

As at 31 December 2007:

	Impact on Income Statement arising from
			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	493	(5)	36

Short-term investments	2	—	—

Borrowings	(3,696)	8	(351)

Cross currency interest rate swaps	5	—	—

Interest rate swaps	(2)	—	—

Currency exchange contracts (including embedded derivatives)	22	—	2

As at 31 December 2006:

	Impact on Income Statement arising from
			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	Interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	269	(3)	14

Short-term investments	126	(1)	11

Borrowings	(3,277)	8	(304)

Cross currency interest rate swaps	10	(1)	1

Interest rate swaps	(4)	2	—

Currency exchange contracts (including embedded derivatives)	10	—	1

As at 1 January 2006:

	Impact on Income Statement arising from
			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	332	—	19

Short-term investments	47	—	4

Borrowings	(4,277)	(96)	(364)

Cross currency interest rate swaps	11	2	1

Interest rate swaps	(9)	(6)	(1)

Currency exchange contracts (including embedded derivatives)	(2)	—	4

[1]	The Group hedges against currency risk using currency derivative contracts and by structuring the currency of its borrowings to relate to the trading cash flows that service them. Where IAS 39 hedge accounting is not applied the offsetting effect of such hedges is not included in the tables above.
(iv) Commodities
In respect of commodities the Group enters into derivative contracts for cocoa, sugar, aluminium and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 31 December 2007:

	2007	2006	2005
	Fair	Fair	Fair
	value	value	value
	£m	£m	£m

Commodities (asset)	2	3	13

Commodities (liabilities)	(3)	(5)	(1)

Total	(1)	(2)	12

The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa, aluminium and other commodities traded on commodity exchanges. Applying a reasonable rise or fall in commodity prices to the Group’s net commodity positions held at the year end would result in a movement of £6.2 million (2006: £7.0 million 2005: £6.8 million) which would be recognised in the finance charge for the period. The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.

Review of accounting policies
Critical accounting estimates
The preparation of our financial statements in conformity with IFRS, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
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
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 95% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and there brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams and CSBG, a definite life is assigned and the value is amortised over the life.
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
(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value, as is the case for Cadbury China during 2007 and was the case for Cadbury Nigeria during 2006, an impairment is charged to the income statement.
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
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5% .
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
(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, US, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.
The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuations in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
In arriving at the present value of the pension liabilities, we estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.
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
Where defined benefit pension plans have an asset value in excess of the valuation of liabilities we consider whether this surplus will be realisable by the Group in the future either through a reduction in contributions or guaranteed refunds on cessation of the plan.
An indication of the variability of the main assumptions applied by management for the UK plan over the past three years is set out below:

	2007	2006	2005

Discount rate	5.8%	5.2%	5.0%

Rate of asset returns	6.6%	6.8%	7.2%

Rate of salary increases	4.3%	4.4%	4.2%

A 50 basis point decrease in the estimate of the discount rate would have resulted in an approximate 9% increase in the pension liabilities. A 50 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £14 million increase in the pension costs.
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
In the last three years the impact that revising the initial estimates has had on the recorded charge for current and deferred taxes and the corresponding increase in profits is set out below:

	2007	2006	2005
	£m	£m	£m

(Reduction)/increase in current tax charge	(24)	4	(38)

Increase/(reduction) in deferred tax charge	2	(46)	(96)

We recognised deferred tax liabilities of £1,145 million (2006: £1,050 million 2005: £954 million) at 31 December 2007, and have recognised deferred tax assets of £124 million (2006: £170 million 2005: £123 million). There are further unrecognised deferred tax assets for losses of £179 million (2006: £187 million 2005: £165 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £82 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.
Accounting policy changes
There have been no significant changes in our IFRS accounting policies during 2007.
Recent Accounting Pronouncements
The following amendments, revisions and new interpretations have been published by the International Accounting Standards Board:
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This may impact the Group should the Group make material acquisitions in the future.
IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.
IAS 1 (Revised), “Presentation of financial statements”, will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The standard is effective for periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this revision on the presentation of the Group’s financial position, results of operations or cash flows.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation has not yet been endorsed by the EU.
IFRIC 14, “IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction” provides guidance on assessing the limit in IAS 19, “Employee benefits” on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008. This interpretation has not yet been endorsed by the EU. The Group has considered IFRIC 14 when applying the current IAS 19 standard in its 2007 Report and Accounts.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
BOARD OF DIRECTORS
We are managed by our Board of Directors. The following sets forth information concerning each of the directors of the Company as of 31 March 2008.
1 Sir John Sunderland ‡ *
Chairman
Term of office: Appointed as Chairman in May 2003. Sir John was last re-elected in 2007 and is not retiring by rotation or standing for re-election in 2008. Sir John has announced he will retire as Chairman in mid 2008. SirJohn is Chairman of the Nomination Committee.
Skills and experience: Sir John has 39 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. He has held senior leadership roles within the Company, including being CEO from 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list.
Other directorships and offices:
•	Deputy President of the Confederation of British Industry

•	Non-executive Director of Barclays PLC

•	Director of the Financial Reporting Council

•	Advisory Board member of CVC Capital Partners

•	Advisory Board member of Ian Jones & Partners

•	Advisory Board member of Marakon Associates
2 Roger Carr # † ‡
Deputy Chairman and Senior Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent non-executive Director since May 2003. Roger was last re-elected in 2006 and is not retiring or standing for re-election in 2008. From mid 2008 Roger will replace Sir John Sunderland as Chairman.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
•	Non-executive Chairman of Centrica plc

•	Non-executive Chairman of Mitchells & Butlers plc (resigning in mid-2008)

•	Non-executive Director of The Bank of England

•	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce

•	Chairman of Chubb plc (2000–2002)

•	Chairman of Thames Water (1998–2000)

•	Chief Executive Officer of Williams plc (1994–2000)
3 Todd Stitzer *
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2006 and is not retiring or standing for re-election in 2008.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
•	Non-executive director of Diageo plc
4 Ken Hanna
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006 and is not retiring or standing for re-election in 2008.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993–1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997–1999). In addition, Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999–2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
•	Non-executive Director of Inchcape plc
5 Bob Stack *
Chief Human Resources Officer
Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2008.

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
6 Sanjiv Ahuja ‡ *
Independent Non-Executive Director
Term of office: Appointed to the Board on 19 May 2006. Sanjiv was last re-elected in 2007 and is not retiring or standing for re-election in 2008.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
•	Chairman and Chief Executive Officer of Augere

•	Chairman of Orange UK

•	Member of France Telecom’s Group Management Committee
7 Dr Wolfgang Berndt # †
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is retiring by rotation and standing for re-election in 2008. He is Chairman of the Remuneration Committee.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Non-executive Director of Lloyds TSB Group plc

•	Non-executive Director of GfK AG

•	Non-executive Director of Telekom Austria

•	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998–2001)
8 Lord Patten ‡ *
Independent Non-Executive Director
Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2008. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
•	Chancellor of Oxford University

•	Chancellor of Newcastle University

•	Advisory Board member of Bridgepoint Capital Ltd

•	Advisory Board member of AIG

•	European Commissioner for External Relations (1999–2004)

•	Governor of Hong Kong (1992–1997)
9 David Thompson # † *
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2007 and will resign from the Board on 8 March 2008. He is Chairman of the Audit Committee. Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
•	Chairman of the Nottingham Building Society

•	Finance Director of The Boots Company plc (1990–2002)
10 Raymond Viault # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 September 2006. Raymond was last re-elected in 2007 and is not retiring by rotation or standing for re-election in 2008.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Director of Safeway, Inc.

•	Director of Newell Rubbermaid, Inc.

•	Director of VF Corporation

•	Vice Chairman of General Mills, Inc. (1996–2004)
11 Ellen Marram
Independent Non-Executive Director
Term of office: Appointed to the board on 1 June 2007. Ellen is standing for re-election in 2008 at the first Annual General

Meeting since her appointment.
Skills and experience: Ellen has extensive experience in the food and beverages industry and the broader consumer sector which enables her to contribute significantly to the Board.
Other directorships and offices:
•	President of The Barnegat Group

•	Director of The Ford Motor Company

•	Director of The New York Times Company

•	Director of Eli Lilly

•	Managing Director of North Castle Partners (2000–2005)

•	Group President (1993–1998) and Chief Executive (1997–1998) of the Tropicana Beverage Group

•	President and Chief Executive Officer of the Nabisco Biscuit Company (1988–1993)
12 Guy Elliott #
Independent Non-Executive Director
Term of office: Appointed to the board on 27 July 2007. Guy is standing for re-election in 2008 at the first Annual General Meeting since his appointment.
Skills and experience: Guy has extensive financial and commercial experience, particularly in mergers and acquisitions which enables him to contribute significantly to the Board.
Other directorships and offices:
•	Finance Director of Rio Tinto plc and Rio Tinto Limited.
13 Henry Udow
Chief Legal Officer and Group Secretary
Term of office: Appointed Group Secretary on 28 September 2007.
Skills and experience: Henry joined Cadbury Schweppes North America in 1987 as Division Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling in the US and UK. In 1991 he became Vice President, General Counsel & Secretary of Cadbury Schweppes North America. In 1994 he moved to the UK to take up his role of Senior Vice President, Legal Director and General Counsel of Cadbury Schweppes’ Global Beverages business. In 2000 he moved from the Legal Department to become Mergers & Acquisitions Director, heading up all merger and acquisition activity for Cadbury Schweppes, both Beverages and Confectionery. He was appointed Chief Legal Officer in 2005, heading up the Global Legal Function for Cadbury Schweppes.
Board Committee membership key

#	Audit Committee

†	Remuneration Committee

‡	Nomination Committee

*	Corporate and Social Responsibility Committee

UK corporate governance
This report has been prepared in accordance with the Code of Best Practice set out in section 1 of the June 2006 FRC Combined Code on Corporate Governance. Cadbury Schweppes plc has complied with the provisions of the Code throughout the year.
US Corporate governance
Because we are a UK company with our shares listed on the New York Stock Exchange (NYSE) as well as the London Stock Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this committee to consider corporate governance matters on behalf of the Board. As our nomination committee is not entirely independent, because it is chaired by Sir John Sunderland, who was formerly an Executive Director, the Audit Committee considers corporate governance matters on behalf of the Board. This committee is composed entirely of independent Directors. The NYSE rules allow a committee other than the Nomination Committee to fulfil this role as long as all of its members are independent directors.
Corporate governance report
The Board remains committed to the principles of good corporate governance and to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board adopted a Statement of Corporate Governance Principles on 16 February 2007 which explains the principles that guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC, the Global Leadership Team (the executive managers who report to CEC members), and managers are required to confirm their compliance with Our Business Principles on an annual basis. We have established a confidential, all employee Speaking Up helpline available in most languages, enabling employees to report concerns of breaches of Our Business Principles or usual standards of good behaviour. The Statement of Corporate Governance Principles, Financial Code of Ethics and Our Business Principles are available on the Group’s website, www.cadburyschweppes.com.
Senior Management
The Senior Managers are the Executive Directors appointed to the Board and listed above, the members of the CEC as listed on page 55 under the section titled Chief Executives Committee and Larry Young.
The Board
The Board has 12 members: three Executive Directors, and nine Non-executive Directors all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life, and as such each contributes significant weight to Board decisions. Changes to the Board since 1 January 2007 are as follows:

Rick Braddock	Non-executive Director	resigned 24 May 2007
Ellen Marram	Non-executive Director	appointed 1 June 2007
Guy Elliott	Non-executive Director	appointed 27 July 2007
Rosemary Thorne	Non-executive Director	resigned 5 September 2007
David Thompson	Non-executive Director	resigned 8 March 2008
Sir John Sunderland	Chairman	will resign mid-2008

Sir John Sunderland will be succeeded as Chairman by Roger Carr. Biographies of each of the Directors as at the date of this report, can be found on pages 47 and 50.

Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2007 was as follows:

				Corporate
		Strategy		and Social
	Board	(1 meeting	Audit	Responsibility	Nomination	Remuneration
	10 meetings	over 2 days)	5 meetings	2 meetings	3 meetings	9 meetings

Sir John Sunderland	10	1	n/a	2	3	n/a
Roger Carr	10	1	3	n/a	3	8
Todd Stitzer	10	1	n/a	2	n/a	n/a
Ken Hanna	10	1	n/a	n/a	n/a	n/a
Bob Stack	10	1	n/a	2	n/a	n/a
Sanjiv Ahuja	8	1	n/a	1	1	n/a
Wolfgang Berndt	10	1	5	n/a	1	9
Rick Braddock[1]	5	1	n/a	n/a	n/a	2
Lord Patten	8	1	n/a	2	2	n/a
David Thompson	10	1	5	2	1	8
Rosemary Thorne[2]	7	1	4	1	2	5
Raymond Viault	10	1	4	n/a	3	6
Guy Elliott[3]	4	1	1	n/a	n/a	n/a
Ellen Marram[4]	4	1	n/a	1	n/a	n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the Chairman of the Committee.

[1]	Rick Braddock resigned from the Board on 24 May 2007.

[2]	Rosemary Thorne resigned on 5 September 2007.

[3]	Guy Elliott was appointed a Non-executive Director on 27 July 2007 and has not missed a meeting since his appointment.

[4]	Ellen Marram was appointed a Non-executive Director on 1 June 2007 and has not missed a Board meeting since her appointment.
When Directors have not been able to attend meetings due to conflicts in their schedule, they receive and read the papers for consideration at that meeting, and have the opportunity to relay their comments in advance, and if necessary follow up with the relevant Chairman of the meeting.
Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the day to day management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board by which the Board oversees control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which deals with routine business between Board meetings; following a formal decision, the Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on pages 54 and 55.
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
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary, at the Group’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a non-executive). No such advice was sought by any Director during the year.
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
Board effectiveness
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined in writing and approved by the Board. The role of the Chairman is to lead and manage the Board. The Chief Executive is responsible for the leadership and day to management of the Group and execution of the strategy approved by the Board.
Induction: On joining the Board, Directors are given background information describing the Group and its activities. They receive an induction pack of information on our business. The pack includes guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings are arranged with the members of the Chief Executive’s Committee and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits are arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committees the Directors will serve on.

Continuing professional development: Training seminars are held for Board members at least annually. These formal sessions are in addition to written briefings to the Board on areas of regulatory and legislative change. The seminar held in December 2007 covered the Takeover Code and the new Companies Act.
In 2007 Egon Zehnder undertook a formal and independent evaluation of the Board. The review combined qualitative dialogue and a quantative questionaire to track Board and Committee effectiveness and covered Board dynamics, individual Director contributions and in particular the process relating to the demerger and its attendant implications. Overall, the review concluded that the Board and its committees function effectively and when issues are raised for consultation there is a thorough debate and effective decision making. Governance and Board processes in general are robust. The process of communication to the Board and individual directors has been stated but not, at the time of reporting concluded.
External directorships for Executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each executive Director is permitted to accept one appointment as a Non-executive Director of another listed company. The Board considers that executive Directors can gain valuable experience and knowledge through such appointments. Details of the fees received by the Directors for external appointments can be found in the Directors’ Remuneration Report on page 65.
Non-executive Directors
The Board reviews the independence of all Non-executive Directors annually and has determined that all such directors (except Sir John Sunderland) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement. David Thompson was considered to remain independent despite having served on the Board for more than nine years, following a thorough review of his continued independence and suitability. He will retired from the Board on 8 March 2008.
We made no payments to third parties for any of the Non-executive Directors’ services.
Senior Independent Non-executive Director: Roger Carr is the Senior Independent Non-executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the Non-executive Directors without executive management or the Chairman being present. A new Senior Independent Non-executive Director will be appointed when Roger Carr becomes Chairman in mid 2008.
Terms of appointment: Other than Sir John Sunderland, who was appointed for an initial term of one year, extended to mid 2008, Non-executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the non-executives are summarised in the Directors’ remuneration report on page 65 and are available on request from the Group Secretary.
Meetings of Non-executive Directors
The Non-executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2007, they held two such meetings chaired by Roger Carr and attended by all the Non-executive Directors.
Key committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in February 2008. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary to do so. The terms of reference are available on the website at www.cadburyschweppes.com.
Audit Committee
Members: Guy Elliott (Chairman), (David Thompson was Chairman until 8 March 2008), Roger Carr, Wolfgang Berndt, Raymond Viault, Guy Elliott (from 6 December 2007). The Committee consists solely of independent Non-executive Directors, all of whom have extensive financial experience in large organisations. All Committee members, except Guy Elliott held office throughout the year and at the date of this report. The Board has determined that David Thompson is an Audit Committee financial expert as defined by the US Securities and Exchange Commission. Other than the Chairman of the Committee, as described in the Directors’ Remuneration Report. Members do not receive additional fees for serving on the Committee.
At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Group Secretary, Corporate Finance Director, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is secretary to the Committee. The Committee met five times in 2007, meeting separately with the external auditors in February and July, and with the internal auditors in July. The Chairman also holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.
The composition and role of the Audit Committee is reviewed annually against the recommendations made in the Smith Report published in 2003, and complies with all of that Report’s recommendations.
Key duties:

>	Responsible for all accounting matters and financial reporting matters prior to submission to the Board for endorsement;

>	To monitor the integrity of the Group’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

>	To review major changes in accounting policies and practices;

>	To review the Group’s internal controls and their effectiveness;

>	To review the Group’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

>	To review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;

>	To consider the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the following year;

>	To review the provision and scope of audit and non-audit work by the external auditor and the fees charged;

>	To receive reports from the Speaking Up programme (established to investigate in confidence complaints from employees and others);

>	To receive semi-annual reports on Group legal matters including litigation;

>	To receive an annual review of the effectiveness of the Committee;

>	To review corporate governance developments in the UK and US and the Group’s response to these developments; and

>	To monitor the Group’s risk management and business ethics processes.
In addition to carrying out the above duties, in 2007 the Committee’s agenda included considering the effect of accounting for changes to UK corporate legislation, the separation of American Beverages and work to redefine the role and operation of Internal Audit.
Non-audit services: In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee.
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
With effect from February 2008, the pre-approval process has been amended to enable the Committee to pre-approve the audit and non audit service categories that can be provided by Deloitte & Touche LLP and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service will continue to require specific pre-approval from the Audit Committee or the Audit Committee Chairman. Where requests for pre approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no de minimis amount allowed.
Auditor independence: The Committee ensures that the external auditor remains independent of the Group. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The reappointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.
Details of the fees paid to the external auditor in 2007 can be found at Note 6 in the financial statements.
Nomination Committee
Members: Sir John Sunderland (Chairman), Sanjiv Ahuja, Roger Carr, Lord Patten, Raymond Viault.
Wolfgang Berndt, David Thompson, the Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Chief Legal Officer and Group Secretary also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations regarding the appointment of any new executive or Non-executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee is also responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have recently appointed two new non-executives, and four of the longest serving non-executives have retired or will soon retire. The re-elections proposed at the AGM reflect the Board’s policy on its development.
During 2007, the Committee met three times to review succession planning, the appointment of Ellen Marram and Guy Elliott as new Non-executive Directors, the appointment of a new Chairman and the appointment of non-executives to the board of DPSG, Inc, the beverages business to be de-merged, subject to shareowner approval in 2008. External search consultants were engaged to produce a list of candidates for these appointments. These lists were then reduced to a short list of candidates which were discussed between the Chairman and the other members of the Nomination Committee. The Directors then met the preferred candidates and their nominations were presented to the Board for approval at the next Board meeting.
Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are on pages 57-70.
Corporate and Social Responsibility committee
Members: Lord Patten (Chairman), Sanjiv Ahuja, David Thompson, Bob Stack, Todd Stitzer, Sir John Sunderland. The following directors attend at the invitation of the Chairman; Raymond Viault, Wolfgang Berndt, Roger Carr, Henry Udow.

This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Lord Patten was appointed Chairman on 1 January 2007. Further details of the
Further details of the Group’s approach to corporate and social responsibility matters can be found in the Company’s biennial Corporate and Social Responsibility report which is available on the internet at www.cadburyschweppes.com or from the Company Secretary.
Chief Executive’s Committee
Todd Stitzer (Chairman), Henry Udow, Jim Chambers, Steve Driver, Ken Hanna, David Macnair, Tamara Minick-Scokalo (from 2 January 2007), Matt Shattock, Bob Stack, Rajiv Wahi, Mark Reckitt (from 2 January 2007) and Chris Van Steenbergen (from 1 July 2007). The Director of Group Secretariat also attends and is secretary to the Committee. Larry Young, President and Chief Executive Officer of American Beverages since October 2007, whilst Larry reports directly to the CEO, due to the planned separation of the beverages business in May 2008 he was not appointed as a member of the CEC
The CEC deals with major operational and management issues including the review of monthly financial results and forecasts, proposals for capital expenditure and major operating issues.
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
Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareowners. Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
The Group engages with its institutional investors on a day-to-day basis via the Chief Executive Officer and the Chief Financial Officer. The Senior Independent Non-executive Director and other members of the Board are also available to meet major shareowners on request. The Chairman contacts the top 10 shareowners each year with an offer to meet them. As part of his role as the Senior Independent Non-executive Director, Roger Carr is also available to shareowners when contact with the executive Directors or the Chairman may not be appropriate. The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and continental Europe on a regular basis. In June 2007, they hosted a seminar for institutional investors, analysts and brokers in London and New York.
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
Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business and is part of an ongoing risk management process. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational, financial and EHS risk areas are all within the scope of these activities which also include identifying, evaluating and managing the related risks.
The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:

>	The key business objectives are clearly specified at all levels within the Group’s “Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;

>	The organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;

>	Procedures to ensure compliance with external regulations;

>	The network of disclosure review committees which exists throughout the Group (described below);

>	Procedures to learn from control failures and to drive continuous improvement in control effectiveness;

>	A wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, social responsibility, health and safety, information technology, and risk management generally;

>	Individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;

>	On an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organization. The key risks facing the Group are summarised on pages 25 to 27;

>	Various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group management and the Audit Committee; and

>	The Audit Committee approves plans for control self-assessment activities by business units and regions as well as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditor.
The Board’s annual review of the system of internal control has not identified any failings or weaknesses which it has determined to be significant, and therefore no remedial actions are necessary. Accordingly, the Directors confirm that in compliance with principle C.2 of the Combined Code, the system of internal control for the year ended 31 December 2007 and the period up to 4 March 2008 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.
The management of all forms of business risk continues to be an important part of ensuring that we continue to create and protect value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 41 to 43).
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
The Group is subject to the requirements of the US Sarbanes-Oxley Act as a result of the listing of its American Depository Receipts (ADRs) on the New York Stock Exchange. See page 80 for Managements Annual Report on Internal Control over Financial Reporting.
The Board’s review of the system of internal control has not identified any failings or weaknesses which it has determined to be significant, and therefore no remedial actions are necessary. Accordingly, the Directors confirm that in compliance with principle C.2 of the Combined Code, the system of internal control for the year ended 31 December 2007 and the period up to 4 March 2008 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.
See “Item 15: Controls and Procedures” for information regarding the Group’s disclosure controls and procedures and the Group’s internal control over financial reporting as defined under the Sarbanes-Oxley Act and related rules promolugated by the SEC.

MANAGEMENT COMPENSATION
This report describes the current arrangements for the remuneration of executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the Committee) in 2007. Except as detailed below or as explained in the AGM notice posted to shareowners with this document, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.
This report complies with the requirements of the Companies Act 2006 and of the Combined Code.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the executive Directors, and to approve awards under our share based plans (see page 66). The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareowners. This requires that cost effective packages are provided which are suitable to attract and retain executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareowner interests. The terms of reference of the Committee are available for inspection on our website.
Changes to reward arrangements
There were no changes to reward arrangements in 2007, but in line with previous commitments and in the light of the separation of the Americas Beverages business, the Committee undertook a fundamental review of remuneration policy and all incentive plans for submission to shareowners for approval in 2008. Following the detailed review of our existing plans a number of changes have been made to:

>	Ensure that awards are more closely aligned with the Group’s strategic objectives and shareowner value creation and enhance relevance by introducing new and more stretching performance measures;

>	Strengthen the link with shareowner value creation by referencing a more industry focused peer group; and

>	Simplify the arrangements to make them more relevant to participants and to shareowners.
Remuneration Committee members and advisers
In 2007 the Committee consisted of:

Wolfgang Berndt	(Chairman of the Committee from 24 May 2007)
Rick Braddock	(resigned 24 May 2007)
Roger Carr
David Thompson	(resigned 8 March 2008)
Rosemary Thorne	(resigned 5 September 2007)
Raymond Viault	(appointed 16 February 2007)
All are independent Non-executive Directors, and all were members of the Board and Committee at the year-end other than as indicated. No other person was a member of the Committee at a time when any matter relating to the executive Directors’ remuneration for 2007 was considered.
The Committee met nine times to consider and approve, amongst other things:

>	The Directors’ remuneration report for 2006;

>	Proposed salary increases and changes to other compensation elements of the executive Directors’ remuneration;

>	AIP and share based grants to the executive Directors and members of the Chief Executive’s Committee;

>	A review of our share plan arrangements;

>	Performance measures, weights, targets and allocation guidelines for share based remuneration;

>	Senior Executive Remuneration Review; and

>	Effects of the separation of Americas Beverages on the share plans.
No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:

Sir John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Hester Blanks	Group Secretary to 30 September 2007
Don Mackinlay	Global Remuneration and Benefits Director
John Mills	Director of Group Secretariat and Secretary to the Committee
Liz Spencer	International Rewards Director
Henry Udow	Chief Legal Officer and Group Secretary from 1 October 2007
Hester Blanks, Don Mackinlay, John Mills, Liz Spencer and Henry Udow were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from PricewaterhouseCoopers LLP in respect of the changes to reward arrangements. Representatives from PricewaterhouseCoopers LLP have attended meetings of and provided advice to the Committee. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis.
The Committee also invited Deloitte &Touche LLP(‘Deloitte’) to provide a one-off, independent review of proposed changes to reward arrangements, from a best practice and compliance perspective. Deloitte are also the Company’s Auditors, but carried out the terms of their engagement within the scope of UK and US independence standards on the provision of non-audit services to audit clients, and following approval from the Audit Committee.
Slaughter and May has advised the Committee on legal and regulatory issues and has also provided advice on a broad range of legal issues to the Group during 2007.
PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during 2007.
Remuneration policy principles
Our remuneration policy for executives, including executive Directors, is based on the following core principles:

>	Basic salary between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance ;

>	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

>	Payments under the performance related elements of our incentive plans based on the measurable delivery of widely used and understood metrics (calculated at constant currency);

>	Total remuneration potential designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

>	Significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture; and

>	Executive Directors expected to meet a share ownership requirement set at four times base salary.
Overview of remuneration elements for executives including executive Directors

Element	Objective	Performance period	Performance conditions for awards

Base salary (see page 61)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 60)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of revenue and underlying economic profit (UEP) targets for the year prior to 2008. For 2008 awards, performance targets are based on a matrix requiring simultaneous improvement in revenue growth and trading margin. For 2007 and 2008, there is also an element related to key performance indicators and personal objectives. From 2009, performance targets for awards will be based 80% on a revenue/margin matrix and 20% on non-financial measures

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 60)	Incentivises sustained annual growth Aids retention of executives Supports and encourages share ownership	Three years	Basic award and an additional match subject to continued employment and (prior to 2008) to achievement of compound annual growth in aggregate UEP. From 2008, performance targets are based on a matrix requiring simultaneous improvement in revenue growth and trading margin

Element	Objective	Performance period	Performance conditions for awards

Long Term Incentive Plan (LTIP) (see page 61)	Incentivises long-term value creation Aids of executives retention	Three years	Prior to 2008, the performance measures were weighted 50% on Total Shareholder Return (TSR) ranking relative to an international peer group and 50% on compound annual growth in aggregate underlying earnings per share (UEPS). From 2008, performance targets are based on a matrix requiring simultaneous improvement in Return On Invested Capital (ROIC) and UEPS
Whether particular performance conditions are met is assessed with reference to our Annual Accounts or to external data which is widely available. 2008 performance targets assume the separation of Americas Beverages with effect from 1 January 2008. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the executive Directors is shown on pages 66 to 68. Directors and executives also have interests in Discretionary Share Option Plans granted in previous years see page 68.
Balance between fixed and variable pay
Around two-thirds of each executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each executive Director.
Share-based awards and dilution
We ensure that the aggregate of all share-based awards does not exceed the guidelines laid down by the Association of British Insurers (ABI). These guidelines provide that options issued to employees under the Company’s all employee schemes should not exceed an aggregate amount equal to 10% of the Company’s issued share capital, and options issued to employees under the Company’s discretionary schemes should not exceed 5% of such sum. The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2003	2004	2005	2006	2007

For all employee Schemes	4.66%	4.53%	4.58%	5.27%	6.42%

For discretionary Schemes	1.97%	1.75%	1.74%	2.36%	3.38%

Performance graph
The following graph shows the Company’s performance measured by total shareowner return (TSR) for the five years to 31 December 2007 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is the product of the share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 2006 and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans. In particular, it is not the basis on which we measure LTIP TSR performance which is measured against a more appropriate and consistently demanding peer group.
Historical TSR performance growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values
Service contracts
All executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the executive Director giving six months’ notice. These contracts expire at the end of the month in which the executive Director attains age 65, although where the Director is a member of a Company pension plan, their normal retirement age for the purposes of their membership of those plans is 60. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any executive Director’s employment is terminated without cause, or if the executive Director resigns for good reason, payment of 12 months’ base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. The BSRP and LTIP provisions which apply on a change of control or termination of employment are shown in the relevant sections of this report.
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
Salaries and benefits in kind for executive Directors
In setting the base salary of each executive Director, the Committee takes into account market competitiveness and the performance of each individual executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies, which for these purposes are FTSE 100 and global food and beverage companies with broadly similar market capitalisation or turnover or both, significant international exposure and geographic relevance who manufacture and brand food, beverage or tobacco products. In addition to base salary, the executive Directors also receive benefits in kind. In 2007, the rate of base salary increases for executive Directors was between 4.5% and 6.1% . These included adjustments relating to changing circumstances. Salaries received by the executive Directors in the 2007 financial year are shown on page 66. Salaries paid to Todd Stitzer and Bob Stack are paid in US dollars, and the sterling amounts shown in this report have been calculated at the average exchange rate for 2007.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, and achievement against key performance indicators and personal objectives as determined by the Committee. Executive directors are eligible to receive up to 200% of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the committee for each plan year. In 2007, awards were based on the delivery of underlying economic profit (UEP), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue, both key elements of the annual contract. If the Group’s trading margin was below the contracted level, the revenue element of the award was reduced at all levels of performance except at the threshold level. Furthermore, if targets were only achieved at the expense of lowering returns on total invested capital, the Committee reserved the right to reduce AIP payments accordingly. For 2007, the maximum award was weighted 45% on the delivery of UEP, 30% on the growth in revenue and 25% on key performance indicators and personal objectives. For 2007 and 2008, the key performance indicators and personal objectives element of AIP are not eligible for inclusion in the BSRP.
AIP awards to executive Directors for 2006 and 2007 were as follows:

		Percentage of total relating to:
				Key
				performance
	Total (as a			indicators
	% of base		Revenue	and personal
	salary)	UEP	growth	objectives

2006	74.2%	58.1%	41.9%	Nil
2007	155.3%	33.7%	34.1%	32.2%

AIP received by the executive Directors in respect of the 2007 financial year is shown on page 66.
Following the detailed remuneration review the only change to the AIP for the financial awards from 2008 will be in respect of performance measures. For 2008, financial performance targets for awards are based on a matrix structured to incentivise simultaneous and strong improvement in revenue growth and trading margin. It has been set to reward management’s performance in achieving the targets set out in the company’s Vision into Action plan for the Confectionery business announced in June 2007. The Committee will ensure that environmental, social and governance (ESG) risks are not raised by the incentive structure inadvertently motivating irresponsible behaviour.
The financial performance matrix is structured to incentivise the simultaneous attainment of strong growth in revenue whilst achieving significant improvements in trading margins. To achieve threshold vesting, (20% of AIP) performance will have to be significantly above the prior year. From 2009, performance targets for awards will be based 80% on revenue/margin matrix and 20% on non-financial measures which can include ESG issues.
Disclosure of the performance matrix is not provided due to commercial sensitivity. Retrospective disclosure in the Remuneration Report will confirm percentage of overall awards achieved from both the matrix and personal objectives.
Bonus Share Retention Plan (BSRP)
The BSRP is a bonus deferral plan and an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. These guidelines are at the top end of such requirements in the FTSE 100, with executive Directors expected to meet a share ownership requirement set at four times base salary and a range for all senior executives in the business from one to three times salary, depending on their level of seniority. New appointments are given a period of three to five years in which to satisfy this requirement.
The BSRP is available to a group of approximately 115 senior executives including the executive Directors and aims to encourage participants to reinvest their AIP award into the Company’s shares thereby more closely aligning the interests of management and shareowners. There is a risk of forfeiture during the deferral period and no dividends or dividend equivalents are paid.

The number of matching shares that will be provided for grants made in 2007 is as follows:

Absolute compound annual growth in	Matching shares as a % of shares
aggregate UEP over the three year	invested awarded at the end of
performance period equivalent to:	the period:

below 4%	40% (threshold)
4%	40%
8%	70%
12% or more	100% (maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2006–2008 and 2007–2009 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. AIP awards received by the executive Directors in respect of the 2007 financial year and reinvested into the BSRP are shown on pages 66 and 68.
Following the detailed remuneration review the only change to the BSRP for awards from 2008 will be in respect of performance measures for matching awards, which are based on simultaneous improvement in revenue growth and trading margin. The performance matrix reflects a longer term view to 2010 and has been calibrated with reference to the Vision into Action plan forecasts for the Confectionery business and is as follows:

Trading Margin
Growth pa	NSV growth p.a. (CAGR 2008–2010)
(bp)	0.0%	4.0%	4.5%	5.0%	5.5%	6.0%

0	40%	40%	40%	40%	40%	40%
60	40%	40%	45%	50%	55%	60%
75	40%	50%	55%	60%	65%	70%
90	40%	60%	65%	70%	75%	80%
110	40%	70%	75%	80%	85%	90%
125	40%	80%	85%	90%	95%	100%
There is a straight line sliding scale between these percentages once threshold of NSV growth of 4% p.a. and trading margin growth of 60 bp p.a. has been exceeded. As in previous years, 40% of matching award vests after three years based on service with up to 60% then dependent on performance. The service match is included in the vesting table shown above.
The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.
Long Term Incentive Plan (LTIP)
Around 80 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP in 2007. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance. Details of the Directors’ LTIP interests are set out in the table on page 67.
In accordance with ABI guidelines participants also accumulate dividend equivalent payments on the conditional share awards (which will only be paid to the extent that the performance targets are achieved). The dividend equivalent payments are then used to buy shares for the participants on the vesting date.
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK based companies	US based companies

Allied Domecq#	Campbell Soup	Procter & Gamble
Associated British Foods	Coca-Cola	Sara Lee Corp
Diageo	Coca-Cola Enterprises+	Wrigley+
Northern Foods	Colgate-Palmolive
Reckitt Benckiser	Conagra+	European based companies
Scottish & Newcastle+	General Mills	CSM+ (Netherlands)
Six Continents*	Heinz	Danone (France)
Tate & Lyle	Hershey Foods	Lindt & Sprungli+ (Switzerland)
Unilever	Kellogg	Nestlé (Switzerland)
Uniq*	Kraft Foods+	Pernod Ricard (France)
Whitbread*	Pepsi Bottling Group+	Suedzucker* (Germany)
PepsiCo

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company
Awards under the LTIP (both before and after 2008) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The status as at 1 January 2008 of each LTIP cycle in respect of which awards could have vested at the date of this report is shown below, on the basis of our performance against the measures explained above. LTIP awards received by executive Directors are shown on page 68.

	Performance	TSR percentile	Current status
	against	ranking as at	(% of maximum
Cycle	UEPS target	1 January 2008	award)

2002–2004	hurdle met	30	lapsed
2003–2005	hurdle met	28	extended
2005–2007	52.9% payout	58.0% payout	55.4% payout

The 2006–2008 and 2007–2009 cycles are currently expected to pay around half of the maximum award available.

Following the detailed remuneration review, the changes to the LTIP for awards from 2008 will be as follows:

>	Maximum potential award of 300% of base salary for all executive directors

>	However, for 2008 and until further notice, the increased quantum for the CEO will be limited to 200% (previously 160%). Other main board directors quantum remains unchanged at 160%

>	Performance targets based on simultaneous improvement in ROIC and UEPS

>	Participation extended to an additional 40 executives
We have replaced relative TSR with a UEPS and ROIC matrix for the following reasons:

>	To align incentives with our strategic agenda and financial plan that underpin the Vision into Action plan

>	There is a strong correlation between combined UEPS and ROIC improvement with shareowner value

>	UEPS and ROIC have clearer line of sight for management

>	The relative TSR condition has not historically reflected the underlying business performance in a consistent manner
Key features of the LTIP

	Awards made prior to 2008	Awards made for 2008 onwards

Face value of conditional share award made to executive Directors	80% of base salary (before 2004) 120% of base salary (2004 and 2005) 160% of base salary (2006 onwards to reflect elimination of annual share option grants)	CEO: 200% of base salary (2008 and until further notice) Main Board Directors: 160% of base salary Maximum potential award of 300%

Performance conditions	Prior to 2004, award was based on TSR relative to the Comparator Group with a UEPS hurdle. For 2004 to 2007, half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group	Awards vest subject to a matrix of UEPS growth and improvement in ROIC

UEPS vesting requirement*	Prior to 2004, for the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years).For 2004 to 2007, the extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period	Vesting is dependent on combined growth in UEPS and ROIC improvement. Minimum growth in UEPS of 13% p.a. and ROIC increase of 20 b.p. p.a. required for threshold vesting of 20%. Maximum vesting is possible with UEPS growth of between 19% p.a. and 23% p.a., providing ROIC increase is between 120 basis points p.a. and 80 basis points p.a. respectively

TSR vesting requirement+	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group	No longer applies

	Awards made prior to 2008	Awards made for 2008 onwards

Re-tests	Prior to 2004, if the TSR performance criteria were not satisfied in the initial three year performance period, the award was deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it lapses. From 2004 onwards, there are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period	No re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	Prior to 2004, a weighting of 75% was applied to the UK companies in the Comparator Group, and 25% to the non- UK based companies. From 2004 onwards, there is no weighting between UK and non-UK companies	Not applicable

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS were expressed in post-inflation terms. Threshold vesting is 30% for cycles starting in 2006 and 2007. Between threshold and maximum vesting the award vests proportionately to the growth in UEPS. UEPS is a key indicator of corporate performance, and is measured on an absolute basis. Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

+	The TSR measure is used for all awards made prior to 2008. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. Threshold vesting is at the 50th percentile ranking relative to the Comparator Group; maximum vesting is at the 80th percentile, and there is a straight line sliding scale between these percentiles. For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award. Threshold vesting is 30% for cycles starting in 2006 and 2007. Maximum vesting is 100% for all cycles.

The table below shows the percentage of the award which will vest if performance is as shown:’

ROIC
Increase	UEPS growth p.a. (CAGR 2008–2010)
bp pa	13.0%	15.0%	17.0%	19.0%	21.0%	23.0%

20	20%	23%	26%	30%	40%	50%
40	23%	40%	50%	50%	60%	70%
60	26%	50%	60%	70%	80%	90%
80	30%	50%	70%	80%	90%	100%
100	30%	50%	70%	90%	100%	100%
120	30%	50%	70%	100%	100%	100%

The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.
Discretionary Share Option Plans (DSOPs)
DSOP grants are not currently part of the Group’s incentive programme and a grant will not be made unless it would be appropriate in the circumstances or general market conditions change. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s family during 2007. The exercise of all existing DSOPoptions which apply to executive Directors are subject to real compound annual growth in UEPS being at least 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant. If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year.
The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index. The UEPS is measured on a real basis after allowing for inflation. Options granted in 2005 met their performance targets and vested in full. All options granted prior to 2005 achieved their UEPS targets and vested in full.
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
No current executive Director participates in the UK plans. Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution, disability benefits and life cover. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country. Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. Further details of these arrangements are set out on page 68.
Executive Directors’ outside appointments
We recognise the benefits to the individual and to the Company of involvement by executive Directors as non-executive Directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each executive Director is permitted to accept only one appointment as a Non-executive Director in another company. The executive Director i s permitted to retain any fees paid for such service. Details of fees received by executive Directors are as follows:

Ken Hanna	£54,000	(Inchcape plc)
Bob Stack	£58,850	(J Sainsbury plc)
Todd Stitzer	£70,000	(Diageo plc)

Chairman and Non-executive Directors
Sir John Sunderland, Non-executive Chairman, is provided with a car and chauffeur. As announced in February 2008, Roger Carr will succeed him as Chairman of the Group with effect from the middle of 2008.
Unless otherwise determined by the Board, Non-executive Directors are appointed for terms of three years with a maximum term of nine years. Fees for Non-executive Directors are determined by the Board within the limits set by the Articles of Association. To ensure that the interests of the Non-executive Directors are aligned with those of the shareowners, all Non-executive Directors (except Sir John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-executive Director has undertaken to hold such shares during the term of his or her appointment. The Non-executive Directors do not have service contracts with the Company. Fees for the independent Non-executive Directors were reviewed in 2007 but were not increased.

Non-executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Sanjiv Ahuja	19 May 2006	19 May 2006	19 May 2009
Wolfgang Berndt	17 January 2002	18 February 2008	18 February 2011
Roger Carr	22 January 2001	26 November 2006	25 November 2009
Guy Elliott	27 July 2007	27 July 2007	27 July 2010
Ellen Marram	1 June 2007	1 June 2007	1 June 2010
Lord Patten	1 July 2005	1 July 2005	1 July 2008
Sir John Sunderland	5 May 1993	24 August 2006	22 May 2008
David Thompson	9 March 1998	16 February 2007	Retired on 8 March 2008
Raymond Viault	1 September 2006	1 September 2006	1 September 2009

Directors’ remuneration tables
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s Committee (our senior management) but who are not executive Directors. Two CEC members left the Group in 2007 and three new members were appointed. Remuneration shown for the CEC includes remuneration paid to the CEC members who left the Group as part of their termination packages. In 2007, there were a maximum of 11 individuals at any one time who were members of the CEC but who were not executive Directors.
Directors’ remuneration summary (table one)

	2007	2006
	£000	£000

Total remuneration:
Fees as Directors	960	902
Salaries and other benefits	3,300	3,198
Annual Incentive Plan/Bonus Share Retention Plan awards (a)	3,566	2,019
Gains on share plans	2,196	3,263
Pensions paid to former executive Directors	34	33

Notes

(a)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested in 2008 and which will vest (normally) in three years’ time. The performance related matching award is shown in table five.
Executive Directors’ and CEC members’ remuneration (table two)

			Other		2007	2006
	Base salary	Allowances (a)	benefits (b)	AIP/BSRP (c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	599	205	—	939	1,743	1,344
Bob Stack (d)	459	360	125	912	1,856	1,397
Todd Stitzer (d)	862	493	173	1,715	3,243	2,473
CEC members (f)(g)	3,319	1,293	838	5,606	11,056	8,294

Directors’ and CEC members’ gains on share plans (table three)

	BSRP
	performance
	awards	LTIP awards	Gains on
	earned in	earned in	exercise of	2007	2006
	2007	2007	share options	total	total
	£000	£000	£000	£000	£000

Ken Hanna (e)	100	426	—	526	558
Bob Stack	78	335	315	728	514
Todd Stitzer	144	628	—	772	949
Sir John Sunderland	—	170	—	170	1,242
CEC members (f)	261	2,136	1,122	3,519	3,301

Notes to tables two and three above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year on year movements. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s allowances include an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2007 performance and invested in the BSRP on 4 March 2008 by Bob Stack and Todd Stitzer. The AIP and BSRP are described on pages 60 and 61. The amount shown includes the service related matching award to be awarded under the BSRP to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – US$1,726,000; Bob Stack – US$919,000.

(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2007. The mid-market price on that date was £6.48.

(f)	For all remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members.

(g)	In addition, payments were made in connection with the cessation of employment of some CEC members. In 2006, these totalled £395,000 and in 2007 £2,008,000.

Non-executive Directors’ fees and benefits (table four)

			Fee for
	Other		chairing	2007	2006
	benefits (b)	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja	—	55	—	55	32
Wolfgang Berndt	1	55	8	64	51
Rick Braddock (a)	—	28	3	31	84
Roger Carr	—	105	—	105	101
Guy Elliott (a)	—	24	—	24	—
Ellen Marram (a)	12	40	—	52	—
Lord Patten	—	55	10	65	51
Sir John Sunderland	1	400	—	401	384
David Thompson (a)	—	55	15	70	66
Rosemary Thorne (a)	—	37	—	37	51
Raymond Viault	10	70	—	80	24

Notes

(a)	Guy Elliott was appointed as a Non-executive Director on 27 July 2007 and Ellen Marram was appointed as a Non-executive Director on 1 June 2007. Rick Braddock resigned as a Director on 24 May 2007, Rosemary Thorne resigned as a Director on 5 September 2007 and David Thompson retired on 8 March 2008.

(b)	Other benefits were personal use of a car and chauffeur by Sir John Sunderland and a travel allowance for certain non-executives. None of the non-executives (other than Sir John Sunderland) received any other emoluments during the 2007 financial year.
Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table five)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP.

	Maximum	Maximum			Total of maximum
	performance related	performance related		Interest in shares	performance related
	award in respect of	award in respect of	Shares vested in	lapsed in	awards in respect of
	2004 to 2006	2007 (a)	2007 (b)	2007	2005 to 2007 (c)

Ken Hanna	152,207	—	18,226	36,454	97,527
Bob Stack	126,263	49,710	14,150	28,301	133,513
Todd Stitzer	232,375	93,510	26,208	52,418	247,259
CEC members	517,916	304,506	48,892	104,293	723,237

Notes

(a)	The monetary value of the service-related awards for previous BSRP cycles is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2008 for 2007 AIP). Shares purchased by Directors for the 2008–2010 cycle using their AIP investment were due to be acquired on 4 March 2008 at a price of £5.95 per share as follows: Bob Stack – 81,738 shares, Todd Stitzer – 153,755 shares. The service related awards for this cycle are: Bob Stack – 32,695 shares, Todd Stitzer – 61,502 shares.

(b)	The mid-market price on 4 March 2005 when the awards were made was £5.07, and on 4 March 2008 (when the awards were due to vest) was £5.49. Qualifying conditions for these awards are set out on pages 60 and 61.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2010 at the latest.
Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table six)

	Interest				Interest in
	in shares at				shares as at
	31 December	Interest		Interest	31 December	Dividend
	2006 (or date	in shares	Shares	in shares	2007 (or date	Shares
	of appointment	awarded in	vested	lapsed of	resignation	awarded and
	if later) (a)	2007 (b)	(c)	(d)	if earlier) (e)	vesting (c)

Ken Hanna	354,669	174,540	72,008	57,888	399,313	5,619
Bob Stack	396,142	144,638	56,616	121,887	362,277	4,418
Todd Stitzer	680,554	272,076	106,110	196,454	650,066	8,280
SirJohn Sunderland (f)	346,761	—	28,654	165,893	152,214	2,236
CEC members	1,600,923	844,826	270,349	416,535	1,758,865	21,093

Notes

(a)	Interests as at 31 December 2006 are potential interests shown at their maximum number in respect of the extended 2002–2004 and 2003–2005 cycles, and the 2005–2007 and, 2006–2008 cycles.

(b)	The interests in shares awarded in 2007 relate to the 2007–2009 cycle. The mid-market price on 29 March 2007 when these awards were made was £5.44. The criteria under which these awards would vest in full are explained on page 63.

(c)	Shares due to vest on 4 March 2008 were in respect of the 2005–2007 cycle and (shown separately) shares which were awarded and due to vest in respect of dividends paid during the performance period, in accordance with ABI guidelines. The mid-market price on 4 March 2005 when the awards were made was £5.07, and on 4 March 2008 (when the awards were due to vest) was £5.49.

(d)	All interests in shares in respect of the 2002–2004 cycle lapsed at the end of the financial year as did that part of the 2005–2007 cycle which did not vest.

(e)	Interests as at 31 December 2007 are potential interests shown at their maximum number in respect of the extended 2003–2005 cycle, and the 2006–2008 and 2007–2009 cycles. The current status of each cycle is shown on page 61. At the present time it is anticipated that no cycle will vest at maximum.

(f)	Sir John Sunderland’s employment ceased on 24 August 2005 and consequently a proportion of his outstanding LTIP awards lapsed in 2006 and 2007 accordance with the rules of the plan.

(g)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2009 at the latest.
Executive Directors’ pensions and retirement benefit arrangements (table seven)

							Transfer
							value of
							the increase
						Increase in	in accrued
			Transfer	Transfer	Increase	accrued	pension
		Increase in	value of	value of	in transfer	pension	(net of
	Accrued	accrued	accrued	accrued	value over	during the	inflation)
	pension	pension	pension at	pension at	the year, less	year	less
	at 1 January	during	1 January	1 January	Directors’	(net of	Directors’
	2008	the year	2008	2007	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

US pension arrangements
Bob Stack	422	67	4,269	3,326	943	51	518
Todd Stitzer	882	155	8,220	6,254	1,966	123	1,149

Notes

(a)	As noted on page 65, Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefit and life cover.

(b)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(c)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement.

(d)	The aggregate amount set aside in 2007 to provide for pensions and post retirement medical benefits for the executive Directors and CEC members was £1.3 million. This consists of approved pension arrangements of £0.95 million, unapproved pension arrangements of £0.35 million and post medical retirement benefits of £3,624. Arrangements made in US dollars were converted, for the purpose of this table only, at a rate of US$1.985 = £1.
Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

			As at
	As at		31 December
	1 January 2007		2007
Name of	(or date of		(or date of		Market price	Gain made
Director	appointment		resignation	Exercise	at exercise	on exercise	Exercisable
and Scheme	if later)	Exercised (d)	if earlier)	price £	date (e) £	£000 (f)	from	to

Ken Hanna
SOP94 (a)	125,000	—	125,000	4.2475			27 Mar 2007	26 Mar 2014
SOP04 (b)	205,000	—	205,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	200,000	—	200,000	5.255			2 Apr 2008	1 Apr 2015
SAYE (c)	4,699	—	4,699	3.5160			1 Feb 2010	31 Jul 2010

	534,699	—	534,699

Bob Stack
SOP94 (a)	250,000	—	250,000	4.09			2 Sep 2003	1 Sep 2010
SOP94 (a)	250,000	—	250,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	250,000	—	250,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	350,000	100,000	250,000	3.515	6.66	315	10 May 2006	9 May 2013
SOP04 (b)	177,000	—	177,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	151,500	—	151,500	5.255			2 Apr 2008	1 Apr 2015

	1,428,500	100,000	1,328,500			315

Todd Stitzer
SOP94 (a)	275,000	—	275,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	300,000	—	300,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	500,000	—	500,000	3.515			10 May 2006	9 May 2013
SOP04 (b)	327,000	—	327,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	284,000	—	284,000	5.255			2 Apr 2008	1 Apr 2015

	1,686,000	—	1,686,000

CEC members (d)	4,045,126	324,964	3,728,133	3.39	6.62	1,122	13 Sep 2000	25 Nov 2015

Notes

No	payment was made on the granting of any of these options and none of the terms and conditions relating to these options have been varied.

(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	No options lapsed during the year and no options were granted during the year in respect of Directors. 7,971 options in all-employee plans were granted to CEC members. The exercise price shown is the weighted average exercise price of options exercised in the year.

(e)	The market price of an ordinary share on 31 December 2007 (the last dealing day in the financial year) was £6.21. The highest and lowest market prices of an ordinary share in the year were £7.235 and £5.29 respectively.

(f)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.
Share ownership (table nine)

	As at	As at
	1 January 2007	31 December 2007
	(or date of appointment	(or date of resignation
	if later)	if earlier)

Sanjiv Ahuja	2,287	7,930
Wolfgang Berndt	81,439	86,733
Rick Braddock (d)	55,152	59,248
Roger Carr	47,368	55,792
Guy Elliott (a)	1,500	2,356
Ken Hanna (b)(c)	499,260	623,617
Ellen Marram (a)	—	1,880
Lord Patten	5,448	9,837
Bob Stack (c)	838,558	954,441
Todd Stitzer (c)	647,244	822,363
Sir John Sunderland (c)	939,075	787,594
David Thompson (d)	45,610	51,198
Rosemary Thorne (d)	9,035	13,135
Raymond Viault	9,736	15,372
CEC members (c) (e)	1,614,906	2,029,906

Notes
To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests the holdings for each Director in tables eight and nine should be added together.

(a)	Ellen Marram was appointed as a Non-executive Director on 1 June 2007 and Guy Elliott was appointed as a Non-executive Director on 27 July 2007.

(b)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2007. The mid-market price on that date was £6.48. Ken Hanna’s shareholding shown above includes 150,000 of these restricted shares, vesting in two tranches of 75,000 shares each in March 2008 and 2009 if he is still employed by the Company at that time.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust.

(d)	The following Non-executive Directors retired during the year: Rick Braddock on 24 May 2007, Rosemary Thorne on 5 September 2007. David Thompson retired on 8 March 2008.

(e)	Shareholdings of CEC members also include restricted share awards, the release of which is dependent upon specified performance conditions.

Changes in the Directors’ share interests since the year end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2008 and 4 March 2008:
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 22 shares on 7 January 2008 at a price of £6.13 per share; 26 shares on 4 February 2008 at a price of £5.67 per share; and 24 shares on 3 March 2008 at a price of £5.63 per share.
The Non-executive Directors elected to surrender part of their Directors’ fees and on 7 January 2008 purchased the following number of shares at a price of £6.13 per share:

Sanjiv Ahuja	1,456
Wolfgang Berndt	1,334
Roger Carr	2,122
Guy Elliott	1,089
Ellen Marram (a)	1,432
Lord Patten	1,112
David Thompson	1,415
Raymond Viault (a)	1,432

(a) Purchased ADRs equivalent to the number of shares shown on 4 January 2008 at a price of $48.80 per ADR.
Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2008 and 4 March 2008.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share capital
Changes in our share capital are detailed in Note 29 to the Financial Statements. At the 2008 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.

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
As of 20 January 2007, the company and its shareholder were required to comply with Disclosure and Transparency Rule 5 (“DTR5”) (which contains the provisions on disclosure of major shareholdings). Under these obligations, a shareholder must notify the Company of the percentage of its voting rights held through a direct or indirect shareholding in the Company if the percentage of those voting rights:
(1) reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments; or
(2) reaches, exceeds or falls below an applicable threshold in (1) as a result of events changing the breakdown of voting rights and on the basis of information disclosed by the issuer.
As of 10 April, the company holds four notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with DTR5. The table below details notifications of interests from 1 January 2003. The ordinary shares and any ADRs held by the shareholders identified in the below table have the same voting rights as the other ordinary shares.
Notifications of Share Interests

		Number of shares in
		which there is an
Date of		interest (in	Interest in issued
Notification	Interested Party	millions)	share capital (in %)
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0
10 May	Franklin Resources, Inc.	119.2	Decrease to 5.8
2005
1 June	Barclays PLC	80.9	Increase to 3.9
12 September	Franklin Resources, Inc.	103.1	Decrease to 5.0
2006
12 January	Barclays PLC	62.5	Decrease to 2.9
1 February	Barclays PLC	62.6	Increase to 3.0
29 November	Barclays PLC	61.9	Decrease to 2.9
2007
13 February	Legal & General Investment Management	61.7	Increase to 3.47
19 March 2007	Morgan Stanley Investment Management Limited	150,787,720	7.18%
28 June 2007	Train Fund Management L.P.	72,965,267	3.47%
16 August 2007	ABN Amro Bank N.V	70,972,250	3.38%
29 August 2007	ABN Amro Bank N.V	49,642,548	2.36%
14 September 2007	Legal and General Group plc	84,282,365	4.00
5 October 2007	Legal and General Group plc	107,952,188	5.12
19 November 2007	Legal and General Group plc	106,419,523	5.04 (increase in direct shareholding)

ITEM 8: FINANCIAL INFORMATION
The financial statements filed as part of this Report are included on pages F-1 through F-70 hereof.
ITEM 9: THE OFFER AND LISTING
The Trading Market
The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Since the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.
The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape. The ADR price is affected by the exchange rate between the pound sterling and the US dollar.
Share Prices: Ordinary Shares and ADRs

				American
		Ordinary Shares		Depositary Receipts
		High	Low	High	Low
Financial Year		£	£	US$	US$

2002		5.34	3.78	31.75	24.40
2003		4.11	3.01	29.89	19.76
2004		4.87	3.93	38.00	29.15
2005		5.95	4.66	43.27	35.45
2006	First Quarter	5.91	5.43	41.46	38.29
	Second Quarter	5.73	4.98	41.37	37.05
	Third Quarter	5.72	5.14	43.38	38.20
	Fourth Quarter	5.66	5.17	43.33	39.58
	Full Year	5.90	4.98	43.38	37.05
2007	First Quarter	6.57	5.28	51.41	40.74
	Second Quarter	7.24	6.55	57.30	52.22
	Third Quarter	6.73	5.34	54.20	42.78
	October	6.36	5.69	53.24	46.90
	November	6.25	5.93	51.98	48.92
	December	6.41	6.07	52.79	49.20
	Fourth Quarter	6.41	5.69	53.24	46.90
	Full Year	7.24	5.28	57.30	40.74
2008	January	6.23	5.52	49.56	43.93
	February	6.13	5.62	47.05	44.33
	March	5.79	5.39	46.33	43.43
	April (to 9 April)	5.87	5.66	46.61	45.19
ITEM 10: ADDITIONAL INFORMATION
SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of the Company’s Memorandum and Articles of Association, amended as of 4 May 2000 and in force at the date of the filing of this Form 20-F, is appended as an exhibit to the Company’s Form 20-F for the fiscal year ended 30 December 2001, and filed on 11 April 2002 and Report on Form 6-K filed on 5 June 2002.
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
The Company’s wholly-owned subsidiary, Cadbury Schweppes US Finance LLC, issued US$1 billion principal amount of 3.875% senior notes due 2008 and US$1 billion principal amount of 5.125% senior notes due 2013 under an indenture dated 29 September 2003, as supplemented by a First Supplemental Indenture dated 29 September 2003, in each case between Cadbury Schweppes US Finance LLC, as issuer, Cadbury Schweppes plc as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor and JP Morgan Chase Bank, as Trustee. In each case, the senior notes are fully and unconditionally guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c. The first interest payment was made on 1 April 2004. Cadbury Schweppes US Finance LLC may redeem the notes at any time, in whole or in part, at its option.
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
For further information regarding the Indenture and the First Supplemental Indenture, please see the Company’s Report on Form 20-F for its fiscal year ended 28 December 2003, and exhibits thereto.
Sixth Supplemental Trust Deed dated 8 September 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, and The Law Debenture Trust Corporation p.l.c.
On 8 September 2006, the Company entered into a Sixth Supplemental Trust Deed with the Law Debenture Trust Corporation p.l.c., as Trustee, in respect of the Company’s Euro Medium Term Note Programme. Any notes issued thereunder by Cadbury Schweppes Investments plc are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Finance p.l.c.; any notes issued thereunder by Cadbury Schweppes Finance p.l.c. are guaranteed by Cadbury Schweppes plc and Cadbury Schweppes Investments plc.
For further information regarding the Fifth Supplemental Trust Deed, please see the Company’s Report on Form 20-F for its fiscal year ended 1 January 2006, and exhibits to this Form 20-F.
Form of Directors’ Service Contract
During 2004, the Company entered into new service contracts with each of its executive directors. A description of the material terms of the directors’ service contracts, set forth on page 59, and their respective remuneration arrangements, set forth under the heading “Management Compensation” on pages 57 to 70 of Form 20-F furnished as an exhibit to the Company’s Form 6-K dated 11 April 2005, is incorporated by reference herein. In addition to the directors’ service contracts, the Company has entered into secondment arrangements with Messrs. Stitzer and Stack which provide for housing support and other allowances, as described in the Report on Directors’ Remuneration. The introduction of age discrimination legislation in the UK, necessitated amendments to the Executive Directors’ service contracts, which took effect from 30 March 2007. An example of the form of variation is incorporated as an exhibit to the Company’s Form 6-K dated 16 April 2007. For further information regarding the directors’ service contracts, please see the Company’s Report on Form 20-F for its fiscal year ended 2 January 2005, which is an exhibit to the Company’s Form 6-K dated 11 April 2005, and exhibits to this Form 20-F.
Form of Directors’ Indemnity
In February 2005, the Company granted indemnities to each of the directors and the Company Secretary. The description of the directors’ indemnity, set forth on page 42 of the Company’s Report and Accounts and Form 20-F furnished as an exhibit to the Company’s Form 6-K dated 11 April 2005, is incorporated by reference herein. For further information regarding the directors’ indemnity, please see the Company’s Report on Form 20-F for its fiscal year ended 2 January 2005, which is an exhibit to the Company’s Form 6-K dated 11 April 2005, and exhibits to this Form 20-F.

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
The summary of UK and US tax laws set out below is based: (i) on the laws in force as at 31 December 2007, and is subject to any changes in UK or US law, or in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 31 December 2007; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US resident Shareowner that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.
The discussions below regarding US residents are based on the articles of the double taxation convention between the US and the UK which came into force on 31 March 2003 (the “US-UK Convention”).
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
For shares held on 31 March 1982 and continuing to be held by shareowners who are resident in the UK for tax purposes and are subject to CGT, the base costs for CGT purposes will normally be the market value of the shares as at 31 March 1982. For shares purchased after this date by shareowners, the base cost will normally be the acquisition costs of the shares.
The value of any ordinary share of 12.5p as at 31 March 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. for shareowners who subscribed for their full entitlement under the rights issues in October1993 and February 1995, the value per share was 77.535p.
US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are no resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a branch or group. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.
The capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate is scheduled to expire in 2011.
US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax may be charged on the amount by which the value of the transferors’ estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual in general within seven years of death or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.
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
Documents on Display
Documents on display are available by contacting the Group Secretary, 25 Berkeley Square, London WlJ 6HB, telephone: +44 (0) 207 409 1313.
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

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15: CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at 31 December 2007 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate to allow such timely decisions regarding required disclosure. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.
Management’s Annual Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission.
Management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2007, and has concluded that such internal control over financial reporting was effective.
Deloitte & Touche LLP, an independent registered public accounting firm, who has audited and reported on our consolidated financial statements, has also issued an audit report on the Company’s internal control over financial reporting. This report appears on page 81.
Changes in internal control Over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended 31 December 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury Schweppes plc
We have audited the internal control over financial reporting of Cadbury Schweppes plc and subsidiaries (the “Company”) as at 31 December 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements as at and for the year ended 31 December 2007 of the Company and our report dated 10 April 2008 expressed an unqualified opinion on those financial statements.
Deloitte & Touche LLP
London, England
10 April 2008

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that David Thompson is the audit committee financial expert as defined by the US Securities and Exchange Commission.
On 8 March 2008, David Thompson retired from the Board and Guy Elliott was appointed as Chairman of the Audit Committee. From 8 March 2008, the Board has determined that Guy Elliott is the audit committee financial expert for US regulatory purposes.
ITEM 16B: CODE OF ETHICS
The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer, other Senior Management and the Directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website www.cadburyschweppes.com. No waivers from the code of ethics have been granted to any person during the fiscal year ended 31 December 2006 nor were any amendments to the code of ethics made during seven years.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditors’ remuneration

	2007	2006
	£m	£m

Audit services	6.0	6.7
Other services
Other services pursuant to legislation	2.9	0.9
Tax services	0.3	0.7
Corporate finance services	0.4	0.6
Other services	0.2	0.1

Total non-audit fees	3.8	2.3

Auditors’ remuneration	9.8	9.0

Other services pursuant to legislation primarily relates to shareowner/debt circular work and assurance regarding the half year review.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relates to work in connection with the proposed separation of Americas Beverages in 2007 (2006: disposal of Europe Beverages).
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £1.4 million (2006: £3.2 million, 2005: £2.1 million).
Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example the due diligence activities associated with potential acquisitions or disposals of business by the Group, but their services and their associated fees, must be approved in advance by the Committee where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad-hoc basis. Where no committee meeting is scheduled within a distinct time frame, the approval is sought from the Chairman of the Committee.
With effect from February 2008, the pre-approval process has been amended to enable the Committee to pre-approve the audit and non-audit service categories that can be provided by the external auditor and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service will continue to require specific pre-approval from the Audit Committee or the Audit Committee Chairman. Where request for pre-approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no deminimis amount allowed.
ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS
The financial statements filed as part of this Report are included on pages F-1 through F-84 hereof.
ITEM 19: EXHIBITS

1	Memorandum and Articles of Association amended as of 4 May 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended 30 December 2001, filed on 11 April 2002.

4.1	Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.3	Sixth Supplemental Trust Deed dated 8 September 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

4.5	Form of Variation dated 30 March 2007 to executive directors’ service contracts with each of HT Stitzer, R J Stack (both contracts dated 1 July 2004) and K G Hanna (contract dated 1 March 2004).

4.6	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP
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
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY (Registrant)

By:	/s/ Henry Udow

Henry Udow
Group Secretary
10 April 2008

Exhibit List

1	Memorandum and Articles of Association amended as of 4 May 2000, incorporated by reference to Exhibit 1.1 on the Form 20-F of the Company for the fiscal year ended 30 December 2001, filed on 11 April 2002.

4.1	Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.2	First Supplemental Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.3	Sixth Supplemental Trust Deed dated 8 September 2006, among Cadbury Schweppes public limited company, Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments p.l.c., and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

4.5	Form of Variation dated 30 March 2007 to executive directors’ service contracts with each of H T Stitzer, R J Stack (both contracts dated 1 July 2004) and K G Hanna (contract dated 1 March 2004).

4.6	Form of Director’s Indemnity incorporated by reference to Exhibit 4.5 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

8.	List of subsidiary companies

12.1	Certification of Chief Executive Officer

12.2	Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte & Touche LLP

Financial Statements

Financial statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury Schweppes plc
We have audited the accompanying consolidated balance sheets of Cadbury Schweppes plc and subsidiaries (the “Company”) as at 31 December 2007 and 2006, and the related consolidated income statements, consolidated statements of recognised income and expense and cash flows for each of the three years in the period ended 31 December 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cadbury Schweppes plc and subsidiaries as at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 10 April 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Deloitte & Touche LLP
London, England
10 April 2008

Consolidated income statements

		2007		2006		2005
		Total		Total		Total
Notes		£m		£m		£m

	Continuing operations
2	Revenue	7,971		7,427		6,432
	– Confectionery[1]	5,093		4,861		4,651
	– Americas Beverages	2,878		2,566		1,781
3	Trading costs	(6,945)		(6,425)		(5,391)
4	Restructuring costs	(200)		(133)		(71)
5	Non-trading items	(38)		40		25

	Profit from operations	788		909		995
	– Confectionery[1]	302		347		458
	– Americas Beverages	486		562		537
17	Share of result in associates	8		(16)		28

	Profit before financing and taxation	796		893		1,023
9	Investment revenue	55		48		42
10	Finance costs	(181)		(203)		(230)

	Profit before taxation	670		738		835
11	Taxation	(263)		(215)		(135)

	Profit for the period from continuing operations	407		523		700
32	Discontinued operations
	Profit for the period from discontinued operations	—		642		76

	Profit for the period	407		1,165		776

	Attributable to:
	Equity holders of the parent	405		1,169		765
	Minority interests	2		(4)		11

		407		1,165		776

	Earnings per share from continuing and discontinued operations
13	Basic	19.4	p	56.4	p	37.3	p
13	Diluted	19.2	p	55.9	p	36.9	p
	From continuing operations
13	Basic	19.4	p	25.4	p	33.6	p
13	Diluted	19.2	p	25.2	p	33.2	p

[1]	Confectionery is the four confectionery operating regions: BIMA; Europe; Americas Confectionery and Asia Pacific; and the Central Functions.

Consolidated statements of recognised income and expense

	2007	2006	2005
	£m	£m	£m

Currency translation differences (net of tax)	132	(416)	257
Exchange transferred to income and expense upon disposal	—	10	—
Actuarial gains on post retirement employee benefits (net of tax)	168	50	56
Share of associate reserves movements	—	(2)	—
IAS 39 transfers to income or expense	—	(1)	6

Net income/(expense) recognised directly in equity	300	(359)	319
Profit for the period from continuing operations	407	523	700
Profit for the period from discontinued operations	—	642	76

Total recognised income and expense for the period	707	806	1,095

Attributable to:
Equity holders of the parent	705	810	1,084
Minority interests	2	(4)	11

	707	806	1,095

Consolidated balance sheets

		2007	2006	2005
Notes		£m	£m	£m

	Assets
	Non-current assets
14	Goodwill	2,805	2,487	2,299
15	Acquisition intangibles	3,378	3,261	3,200
15	Software intangibles	149	155	149
16	Property, plant and equipment	1,904	1,664	1,446
17	Investment in associates	32	22	372
24	Deferred tax assets	124	170	123
25	Retirement benefit assets	223	—	—
20	Trade and other receivables	50	54	70
18	Other investments	2	2	2

		8,667	7,815	7,661

	Current assets
19	Inventories	821	728	713
	Short-term investments	2	126	47
20	Trade and other receivables	1,197	1,186	1,180
	Tax recoverable	41	36	47
	Cash and cash equivalents	493	269	332
28	Derivative financial instruments	46	51	67

		2,600	2,396	2.386

21	Assets held for sale	71	22	945

	Total assets	11,338	10,233	10,992

	Liabilities
	Current liabilities
22	Trade and other payables	(1,701)	(1,588)	(1,543)
	Tax payable	(197)	(239)	(237)
27	Short-term borrowings and overdrafts	(2,562)	(1,439)	(1,194)
23	Short-term provisions	(111)	(55)	(42)
33	Obligations under finance leases	(21)	(22)	(20)
28	Derivative financial instruments	(22)	(35)	(61)

		(4,614)	(3,378)	(3,097)

	Non-current liabilities
22	Trade and other payables	(37)	(30)	(32)
27	Borrowings	(1,120)	(1,810)	(3,022)
25	Retirement benefit obligations	(143)	(204)	(369)
	Tax payable	(16)	(5)	(138)
24	Deferred tax liabilities	(1,145)	(1,050)	(954)
23	Long-term provisions	(61)	(18)	(11)
33	Obligations under finance leases	(11)	(33)	(43)

		(2,533)	(3,150)	(4,569)

21	Liabilities directly associated with assets classified as held for sale	(18)	(9)	(291)

	Total liabilities	(7,165)	(6,537)	(7,957)

	Net assets	4,173	3,696	3,035

	Equity
29	Share capital	264	262	260
29	Share premium account	1,225	1,171	1,135
29	Other reserves	(4)	(128)	223
29	Retained earnings	2,677	2,383	1,390

29	Equity attributable to equity holders of the parent	4,162	3,688	3,008

30	Minority interests	11	8	27

	Total equity	4,173	3,696	3,035

Consolidated cash flow statements

		2007	2006	2005

Notes		£m	£m	£m

35	Net cash inflow from operating activities	812	620	891

	Investing activities
17	Dividends received from associates	8	6	11
	Proceeds on disposal of property, plant and equipment	57	84	37
	Purchases of property, plant and equipment and software	(409)	(384)	(298)
	Americas Beverages separation costs paid	(30)	—	—
31	Acquisitions of businesses and associates	(352)	(375)	(71)
	Net cash assumed on acquisitions	6	28	1
	Sale of investments, associates and subsidiary undertakings	27	1,295	41
	Cash removed on disposal	(1)	(50)	—
	Movement in equity investments and money market deposits	127	(82)	(29)

	Net cash (used in)/generated from investing activities	(567)	522	(308)

	Net cash flow before financing activities	245	1,142	583

	Financing activities
	Dividends paid	(311)	(272)	(261)
	Dividends paid to minority interests	(1)	(4)	(7)
	Proceeds of finance leases	—	—	1
	Capital element of finance leases repaid	(21)	(21)	(21)
	Proceeds on issues of ordinary shares	56	38	37
	Net movement of shares held under Employee Trust	(13)	(4)	71
	Proceeds of new borrowings	2,026	532	350
	Borrowings repaid	(1,722)	(1,481)	(543)
	Repayment of non-equity minority interest	—	—	(219)

	Net cash generated from/(used in) financing activities	14	(1,212)	(592)

	Net increase/(decrease) in cash and cash equivalents	259	(70)	(9)
	Opening net cash and cash equivalents – total Group	186	279	284
	Opening net cash and cash equivalents – discontinued operations	—	(3)	—

	Opening net cash and cash equivalents – continuing operations	186	276	284
	Effect of foreign exchange rates	4	(20)	4
	Less: Net cash and cash equivalents included in discontinued operations	—	—	(3)

	Closing net cash and cash equivalents	449	186	276

Net cash and cash equivalents includes overdraft balances of £44 million (2006: £83 million; 2005: £56 million). There are no cash and cash equivalents included in assets held for sale.
Cash inflow from the sale of investments, associates and subsidiary undertakings includes £27 million gross proceeds (2006: £1,387 million; 2005: £41 million) less £nil reflecting deductions for debt within disposed businesses (2006: £92 million; 2005: £nil).

Segmental reporting
a. Business segment analysis

	2007
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

BIMA	1,579	99	6.3	169	10.7
Europe	879	70	8.0	91	10.4
Americas Confectionery	1,372	205	14.9	248	18.1
Asia Pacific	1,254	146	11.6	159	12.7
Central	9	(218)	n/a	(170)	n/a
Americas Beverages	2,878	486	16.9	553	19.2

	7,971	788	9.9	1,050	13.2
Share of results in associates		8
Profit before financing and taxation		796
Investment revenue		55
Finance cost		(181)
Profit before taxation		670
Taxation		(263)
Minority interests		(2)

Profit for the period — equity holders		405

During 2007, the Group reorganised its confectionery regions and split the former EMEA (Europe, Middle East and Africa) region into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe.
An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations to underlying performance measure

	2007
			Reversal of
			amortisation		Reversal of
		Reversal of	and	Reversal of	contract		Underlying
	Reported	restructuring	impairment of	non-trading	termination	IAS 39	performance
	performance	costs	intangibles	items	gain	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

BIMA	99	60	—	1	—	9	169
Europe	70	18	1	3	—	(1)	91
Americas Confectionery	205	33	2	1	—	7	248
Asia Pacific	146	8	15	(9)	—	(1)	159
Central	(218)	46	—	2	—	—	(170)
Americas Beverages	486	35	24	40	(31)	(1)	553

Profit from operations	788	200	42	38	(31)	13	1,050

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

Business segment analysis

	2006
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

BIMA	1,500	130	8.7	186	12.4
Europe	818	75	9.2	90	11.0
Americas Confectionery	1,330	181	13.6	207	15.6
Asia Pacific	1,205	142	11.8	165	13.7
Central	8	(181)	n/a	(159)	n/a
Americas Beverages	2,566	562	21.9	584	22.8

	7,427	909	12.2	1,073	14.4

Share of results in associates		(16)
Profit before financing and taxation		893
Investment revenue		48
Finance cost		(203)

Profit before taxation		738
Taxation		(215)
Minority interests		4

Profit for the period from continuing operations		527
Discontinued operations (see Note 32(a))		642

Profit for the period — equity holders		1,169

During 2007, the Group reorganised its Confectionery regions and split the former EMEA region (Europe, Middle East and Africa) into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe. The business segment analysis for 2006 has been re-presented on a comparable basis.
An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations to underlying performance measure

	2006
			Reversal of
			amortisation
		Reversal of	and	Reversal of	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	UK product	IAS 39	performance
	performance	costs	intangibles	items	recall	adjustment	measure
	£m	£m	£m	£m	£m	£m	£m

BIMA	130	51	15	(42)	30	2	186
Europe	75	14	—	4	—	(3)	90
Americas Confectionery	181	11	2	14	—	(1)	207
Asia Pacific	142	15	2	—	—	6	165
Central	(181)	21	—	1	—	—	(159)
Americas Beverages	562	21	19	(17)	—	(1)	584

Profit from operations	909	133	38	(40)	30	3	1,073

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

Business segment analysis

	2005
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

BIMA	1,420	213	15.0	217	15.3
Europe	837	113	13.5	111	13.3
Americas Confectionery	1,228	153	12.4	172	14.0
Asia Pacific	1,157	143	12.3	157	13.6
Central	9	(164)	n/a	(156)	n/a
Americas Beverages	1,781	537	30.1	524	29.4

	6,432	995	15.5	1,025	15.9

Share of results in associates		28
Profit before financing and taxation		1,023
Investment revenue		42
Finance cost		(230)

Profit before taxation		835
Taxation		(135)
Minority interests		(11)

Profit for the period from continuing operations		689
Discontinued operations (see Note 32(a))		76

Profit for the period — equity holders		765

During 2007, the Group reorganised its Confectionery regions and split the former EMEA region (Europe, Middle East and Africa) into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe. The business segment analysis for 2006 has been re-presented on a comparable basis.
An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations to underlying performance measure

	2005
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

BIMA	213	11	—	—	(7)	217
Europe	113	10	—	(5)	(7)	111
Americas Confectionery	153	21	2	—	(4)	172
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)
Americas Beverages	537	6	2	(20)	(1)	524

Profit from operations	995	71	6	(25)	(22)	1,025

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

b. Business segment assets and liabilities

	2007
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,333	—	—	1,333	(570)	—	(570)
Europe	1,710	—	—	1,710	(465)	—	(465)
Americas Confectionery	2,421	—	—	2,421	(424)	—	(424)
Asia Pacific	1,123	3	—	1,126	(341)	—	(341)
Central	—	22	753	775	—	(4,900)	(4,900)
Americas Beverages	3,966	7	—	3,973	(465)	—	(465)

	10,533	32	753	11,338	(2,265)	(4,900)	(7,165)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

	2006
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,294	1	—	1,295	(538)	—	(538)
Europe	1,120	—	—	1,120	(269)	—	(269)
Americas Confectionery	2,319	—	—	2,319	(250)	—	(250)
Asia Pacific	957	1	—	958	(290)	—	(290)
Central	—	14	580	594	—	(4,691)	(4,691)
Americas Beverages	3,941	6	—	3,947	(499)	—	(499)

	9,631	22	580	10,233	(1,846)	(4,691)	(6,537)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.

	2005
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets[1]	assets	liabilities	liabilities[1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,332	50	—	1,382	(433)	—	(433)
Europe	1,080	—	—	1,080	(274)	—	(274)
Americas Confectionery	2,590	—	—	2,590	(287)	—	(287)
Asia Pacific	1,000	2	—	1,002	(394)	—	(394)
Central	—	13	522	535	—	(5,876)	(5,876)
Americas Beverages	3,155	307	—	3,462	(402)	—	(402)

Continuing operations	9,157	372	522	10,051	(1,790)	(5,876)	(7,666)
Discontinued operations	911	30	—	941	(291)	—	(291)

	10,068	402	522	10,992	(2,081)	(5,876)	(7,957)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, income tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and group debt.
c. Business segment share of result in associates

	2007	2006	2005
	£m	£m	£m

Profit from operations of associates
BIMA	—	(22)[1]	7
Central	7	7	6
Americas Beverages	1	(1)	15

	8	(16)	28

[1]	Includes charge of £23 million relating to Cadbury Nigeria as explained in Note 1(y).

d. Other business segment items

	2007
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

BIMA	181	—	116	—	62	—
Europe	21	288	77	64	26	2
Americas Confectionery	33	—	56	—	38	2
Asia Pacific	9	53	57	9	36	14
Central	1	—	10	—	20	—
Americas Beverages	1	42	107	14	69	24

		383	423	87	251	42

	2006
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

BIMA	26	37	112	42	59	15
Europe	1	46	55	—	23	—
Americas Confectionery	24	9	63	—	37	2
Asia Pacific	5	—	66	—	36	2
Central	1	—	10	—	20	—
Americas Beverages	1	853	78	234	64	19

Continuing operations		945	384	276	239	38
Discontinued operations		—	1	—	1	—

		945	385	276	240	38

	2005
			Property, plant and equipment and
			software intangible additions:		Depreciation and	Amortisation
		Acquisition	—excluding		amortisation	and
	Inter-segment	of	acquired	—acquired	of software	impairment of
	revenue	intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m	£m

BIMA	18	31	104	—	52	—
Europe	19	—	22	—	24	—
Americas Confectionery	23	—	73	—	31	2
Asia Pacific	3	—	52	—	35	2
Central	(63)	—	15	—	7	—
Americas Beverages	—	—	24	—	36	2

Continuing operations	—	31	290	—	185	6
Discontinued operations	—	—	19	—	22	—

	—	31	309	—	207	6

e. Secondary segment analysis — geographical segments

	2007
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	—excluding
		Segment	of	acquired	—acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,135	761	—	103	—
Euro zone	580	766	—	32	—
United States of America	3,117	5,758	42	127	10
Central and Southern America	778	1,040	—	33	—
Australia	772	589	—	21	—
Other	1,589	2,424	341	107	77

	7,971	11,338	383	423	87

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

	2005
				Property, plant and
				equipment and software
				intangible additions:
			Acquisition	—excluding
		Segment	of	acquired	—acquired
	Revenue	assets	intangibles	subsidiaries	subsidiaries
	£m	£m	£m	£m	£m

United Kingdom	1,083	1,099	31	88	—
Euro zone	588	575	—	31	—
United States of America	1,998	3,527	—	40	—
Central and Southern America	658	435	—	44	—
Australia	741	513	—	33	—
Other	1,364	3,902	—	54	—

Continuing operations	6,432	10,051	31	290	—
Discontinued operations	725	941	—	19	—

	7.157	10,992	31	309	—

Revenue and profit from operations are recorded by origin. There is no material difference between this classification and revenue and profit from operations by destination. See Note 1(e) for further information regarding business segments.
The Group’s revenue is predominantly derived from the sale of confectionery and beverage products. Group revenue, analysed between these groups of products, is set out within Note 2.

1. Nature of operations and accounting policies
(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Green & Blacks, The Natural Confectionery Company, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.
Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall, contract termination gain and IAS 39 adjustment) and underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall, contract termination gain and IAS 39 adjustment).
(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the EU, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.
The financial statements have been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:
IAS 1 (Revised) Presentation of financial statements
IAS 23 (Revised) Borrowing costs
IAS 27 (Revised) Consolidated and separate financial statements
Amendment to IAS 32 Financial Instruments: Presentation
Amendment to IFRS 2 Share based payment
IFRS 3 (Revised) Business combinations
IFRS 8 Operating Segments
IFRIC 11 IFRS 2 — Group and Treasury Share Transactions
IFRIC 12 Service Concession Arrangements
IFRIC 13 Customer loyalty programmes
IFRIC 14 IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction
The Directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group except for IFRS 3 (Revised) should the Group undertake material acquisitions in the future.
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
In 2006, we completed the disposal of our beverage businesses in Europe and South Africa. These businesses were classified as discontinued operations in 2006.
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
The Group’s share of the profit after interest and tax of associated undertakings and joint ventures is included as one line below profit from operations. Investment in associated undertakings and interest in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.
(e) Segmental analysis
Business reportable segments
Following the split of the former Europe, Middle East and Africa (EMEA) region into two regions the Group’s operational management structure has five business segments, each with its own leadership team. These five business segments, which are the Group’s primary reportable segments, are: Britain, Ireland, Middle East and Africa (BIMA), Europe, Americas Confectionery, Asia Pacific and Americas Beverages. The 2006 business segmental analysis for EMEA has been re-presented to show BIMA and Europe on a comparable basis. Americas Confectionery, BIMA and Europe produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment produces and distributes confectionery and beverages products in the Asia Pacific region. Americas Beverages market, produce and distribute branded soft drinks in North America.
Confectionery comprises the segments BIMA, Europe, Americas Confectionery and Asia Pacific as well as central costs as these primarily relate to the Confectionery business.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Secondary reportable segments
The Group presents geographical information for the following areas: UK, US, Australia, Euro zone and Central and Southern America. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria, e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they also all have similar political conditions. The Central and Southern American countries all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.
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
Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

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
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore such restructuring costs are shown as a separate line item within profit from operations on the face of the income statement. In 2007, the Group has incurred costs which are restructuring in nature but relate to the maintenance of an efficient business. These costs are termed business improvement costs and are included within the underlying results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business. In 2006 no business improvement costs were incurred as all restructuring related to the Fuel for Growth programme.
Restructuring costs and business improvement costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled restructuring costs.
(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations, or recognise expenses relating to the separation of a business which does meet requirements to be separately disclosed as a discontinued operation. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses (including transaction costs incurred) on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.
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
Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of acquisition intangibles, restructuring costs, non-trading items, UK product recall, contract termination gain, Nigeria adjustment, the release of disposal tax provisions, the IAS 39 adjustment and associated tax effect as described in Note 1(y).

(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and retranslated at each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the income statement.
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
No amortisation is charged on over 95% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
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
Impairment review
The Group carries out an impairment review of its tangible and definite life intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of an asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.
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

(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount was treated as deemed cost on transition to IFRS.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7%-10%
Vehicles	12.5%-20%
Office equipment	10%-20%
Computer hardware	12.5%-33%
Assets in the course of construction are not depreciated until they are available for use, at which time they are transferred into one of the categories above and depreciated according to the rates noted.
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
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when management are committed to the sale, the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.
Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative periods will be represented to show the discontinued operations separate from the continuing operations.
u) Taxation
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
Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(v) Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.
(w) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
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
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists, the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of guaranteed refunds (even if available only at the end of the plan) and reductions in future contributions to the plan.
(x) Financial instruments
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
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments are immediately recognised in the income statement within financing.
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

(y) Management performance measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends to shareowners. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure, a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
To meet the needs of shareowners and other external users of the financial statements, the presentation of the income statement shows clearly through the use of columns, our underlying business performance which provides more useful information on underlying trends.
The principal adjustments made to reported profit and classified as non-underlying in the income statement are summarised below:
>	Restructuring costs — the costs incurred by the Group in implementing significant restructuring projects such as Confectionery Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-term margin goal, the Fuel for Growth programme and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

>	Amortisation and impairment of intangibles — the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill in respect of China in 2007 and Cadbury Nigeria in 2006 has been recorded outside the underlying results. This amortisation and impairment charge is not considered to be reflective of the underlying trading of the Group;

>	Non-trading items — whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses (including transaction costs incurred) on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these non-trading items are therefore excluded in arriving at its underlying profit from operations;

>	IAS 39 adjustments — under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements;

>	Certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been considered separately. The gains and losses on these discrete items can have material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:
—	Contract termination gain — in 2007 the Group received amounts in respect of the termination of a distribution agreement for the beverage brand “Glacéau” in the US. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group.

—	UK product recall — in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results.

—	Nigeria — in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.

—	Release of disposal tax provisions — in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result; and

—	Recognition of UK deferred tax asset — in 2005, we recognised a deferred tax asset in the UK for the first time, which resulted in a £104 million credit to the 2005 taxation charge. As a consequence of its size and one-off nature, this amount has been excluded from the underlying results.
>	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time the Group may carry out reorganisations in preparation for disposals or make intra-Group transfers of the legal ownership of brands and other intangible assets. These transfers may give rise to tax gains or losses which are excluded from the underlying performance.

2. Revenue
An analysis of the Group’s revenue is as follows:

	2007	2006	2005
	£m	£m	£m

Continuing operations
Sale of goods — confectionery	4,679	4,459	4,261
— Australia beverages	405	394	380
— Americas Beverages	2,878	2,566	1,781
Rendering of services[1]	9	8	9

	7,971	7,427	6,432
Investment revenue (Note 9)	55	48	42
Discontinued operations (Note 32)	—	70	725
	8,026	7,545	7,199

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.
3. Trading costs
(a) Trading costs analysis:

	2007	2006	2005
	£m	£m	£m

Cost of sales	4,044	3,666	3,046
Distribution costs	641	594	426
Marketing and selling costs	707	693	680
Administrative expenses	1,542	1,404	1,233
Amortisation of definite life acquisition intangibles	29	23	6
Impairment of goodwill	13	15	—
Contract termination gain	(31)	—	—
UK product recall	—	30	—

	6,945	6,425	5,391

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
Contract termination gain represents the credit arising from amounts received in respect of the termination of a distribution agreement for Glacéau in the US. This credit relates to the amounts which would otherwise have been received through distribution of the product in 2008.
In 2006, UK product recall represents the costs arising from the recall of seven of our Cadbury branded product lines in the UK and two in Ireland. These costs consist of customer returns, destroyed stock, remediation costs and increased media spend, offset by a £7 million insurance recovery.
We view restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. We consider restructuring costs, amortisation and impairment of acquisition intangibles to be administrative in nature.
(b) Gross profit analysis:

	2007	2006	2005
	£m	£m	£m

Revenue	7,971	7,427	6,432
Cost of sales	(4,044)	(3,666)	(3,046)
Gross profit	3,927	3,761	3,386

4. Restructuring costs
During 2007, the Group incurred £200 million (2006: £133 million; 2005: £71 million) of restructuring costs. The Group initiated a restructuring programme in 2007 “Vision into Action”, in pursuit of mid-teen margins. The third party supply contract with Gumlink has become onerous in 2007 and net penalties payable have been recognised. The costs incurred to effect the separation and creation of a stand-alone Confectionery business have been classified as restructuring in 2007. In addition, a headcount reduction programme was carried out in Americas Beverages to reduce ongoing costs, and further integration of CSBG was carried out.

	2007	2006	2005
	£m	£m	£m

Fuel for Growth	—	123	71
Vision into Action	151	—	—
Onerous contract — Gumlink	9	—	—
Separation and creation of stand-alone Confectionery business costs	5	—	—
Americas Beverages headcount reduction	26	—	—
Integrating the CSBG acquisition	9	10	—

	200	133	71

Of this total charge of £200 million (2006: £133 million; 2005: £71 million), £107 million (2006: £70 million; 2005: £37 million) was redundancy related, £23 million (2006: £21 million; 2005: £18 million) related to external consulting costs, £24 million associated with onerous contracts and £13 million related to employee profit sharing agreement termination costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution contract termination payments. The analysis of these costs by region is shown below:

	2007	2006	2005
	£m	£m	£m

BIMA	60	51	11
Europe	18	14	10
Americas Confectionery	33	11	21
Asia Pacific	8	15	15
Central	46	21	8
Americas Beverages	35	21	6

	200	133	71

5. Non-trading items

	2007	2006	2005
	£m	£m	£m

Separation costs — Americas Beverages	(40)	—	—
Net loss on disposal of subsidiaries and brands	17	(4)	19
(Loss)/profit on disposal of investments	—	(3)	4
(Loss)/profit on impairment/disposal of land and buildings	(12)	22	(1)
Write down to recoverable value of asset held for sale	(41)	—	—
Gain on rebuild of buildings	38	25	3

	(38)	40	25

The Group incurred costs of £40 million during the year relating to the separation of Americas Beverages.
The net profit on disposal of subsidiaries and brands in the year primarily relates to the £20 million profit on disposal of Cottees, an Australian food business, as part of the non-core disposal programme.
In 2006, the loss on disposal of subsidiaries and brands consists primarily of the profit of £17 million from the disposal of Grandma’s Molasses and Slush Puppie, non-core brands in Americas Beverages, offset by a write-down to recoverable amount of £19 million relating to other non-core confectionery businesses which were held for sale at 31 December 2006. Cash consideration in respect of these disposals amounted to £29 million.
The profit on disposal of subsidiaries and brands in 2005 primarily related to £20 million profit on disposal of the Holland House brand in Americas Beverages offset by a loss of £1 million on the completion of the disposal of the Group’s German confectionery business. Cash consideration in respect of these disposals amounted to £41 million.
The impairment of land and buildings is the loss recognised on the write-down of property, plant and equipment in China. In 2006, the profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre.
The write down to recoverable value of asset held for sale in 2007 relates to the Monkhill business, a UKconfectionery company that is included in the non-core disposal programme.
The gain on rebuild of buildings relates to the £38 million (2006: £25 million; 2005: £3 million) insurance proceeds received to rebuild the Pontefract factory in the UK, which is part of the Monkhill assets held for sale at 31 December 2007.

6. Profit from operations
Profit from operations for continuing operations is after charging:

	2007	2006	2005
	£m	£m	£m

Research and product development	68	77	67
Depreciation of property, plant and equipment — owned assets	198	193	158
— under finance leases	13	12	12
Amortisation of definite life acquisition intangibles	29	23	6
Impairment of goodwill	13	15	—
Amortisation of software intangibles	40	33	19
Maintenance and repairs	100	105	82
Advertising and promotional marketing	707	693	680
Impairment of trade receivables	11	5	5

There were net foreign exchange gains of £7 million recognised within profit from operations in 2007 (2006: £3 million gain).
Analysis of profit from operations for discontinued operations in 2006 is given in Note 32(c).
Auditors’ remuneration

	2007	2006	2005
	£m	£m	£m

Audit services
— for the audit of the Company’s annual accounts	1.0	0.7	0.7
— for the audit of the Company’s subsidiaries	5.0	4.3	4.1
— services pursuant to Sarbanes-Oxley s404 legislation	—	1.7

Total audit fees	6.0	6.7	4.8
Services pursuant to other legislation	2.9	0.9	1.3
Tax services	0.3	0.7	1.1
Corporate finance services	0.4	0.6	0.2
Other services	0.2	0.1	0.1
Total non-audit fees	3.8	2.3	2.7

Auditors’ remuneration — continuing and discontinued operations	9.8	9.0	7.5

Less: auditors’ remuneration for discontinued operations (note 32(c))	—	—	(0.5)

	9.8	9.0	7.0

In 2007, services pursuant to Sarbanes-Oxley s404 legislation are integrated in the audit service remuneration.
Services pursuant to other legislation primarily relates to shareowner/debt circular work and assurance regarding the half year review.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relates to work in connection with the proposed separation of Americas Beverages in 2007 (2006: disposal of Europe Beverages).
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £1.4 million (2006: £2.0 million).

7. Employees and emoluments

	2007	2006	2005
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	1,353	1,211	999
Social security costs	135	129	116
Post-retirement benefit costs (see Note 25)	99	90	79
Share-based payments (see Note 26)	49	41	37

Continuing operations	1,636	1,471	1,231

	2007	2006	2005

Average employee headcount:
BIMA	14,041	14,309	12,630
Europe	9,099	9,148	8,075
Americas Confectionery	14,484	14,568	14,175
Asia Pacific	13,713	13,354	12,624
Central	805	761	769
Americas Beverages	19,515	14,562	6,605

Continuing operations	71,657	66,702	54,878

Emoluments of employees of discontinued operations totalled £nil (2006: £14 million; 2005: £106 million), giving a total for the Group of £1,636 million (2006: £1,485 million; 2005: £1,337 million). The average employee headcount of discontinued operations totalled nil (2006: 309; 2005: 3,703). Further details of discontinued operations are included in Note 32(b).
The average employee headcount disclosed above for 2006 reflects the incremental heads for CSBG only for the period since acquisition. On a pro forma basis, assuming that CSBG had been acquired at the start of the year, the average headcount for Americas Beverages and continuing operations in 2006 would have been 18,372 and 70,512 respectively.
8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F.
9. Investment revenue

	2007	2006	2005
	£m	£m	£m

Interest on bank deposits	26	23	31
Post retirement employee benefits	29	25	11

Investment revenue	55	48	42

10. Financing costs

	2007	2006	2005
	£m	£m	£m

Net (gain)/loss arising on derivatives (held for trading) not in a designated hedge relationship[1]	(14)	19	10
Bank and other loans not wholly repayable within five years	26	28	27
Bank and other loans wholly repayable within five years	93	102	139
Bank overdrafts and other short-term borrowings	20	22	31
Commercial paper	52	27	18
Finance leases	4	5	5

Financing costs	181	203	230

[1]	Includes £17 million gain (2006: £6 million loss; 2005: £nil) representing the difference in finance costs arising on derivatives between former UK GAAP hedge accounting and IAS 39 fair value accounting.

11. Taxation

	2007	2006	2005
Analysis of charge in period	£m	£m	£m

Current tax — continuing operations:
— UK	—	(1)	(6)
— Overseas	(245)	(205)	(214)
— Adjustment in respect of prior years	24	(4)	38

	(221)	(210)	(182)

Deferred tax — continuing operations:
— UK	20	(49)	(13)
— Overseas	(60)	(2)	(36)
— Adjustment in respect of prior years	(2)	46	(8)
— Recognition of UK deferred tax asset	—	—	104

	(42)	(5)	47

Taxation — continuing operations	(263)	(215)	(135)

UK current tax is calculated at 30% (2006 and 2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. In 2005, the initial recognition of a net deferred tax asset in the UK was appropriate. This gave rise to a £104 million credit to the tax charge, as an adjustment in respect of prior years.
In addition to the amounts recorded in the income statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £42 million (2006: £18 million; 2005: £17 million) was recognised directly in equity. Deferred tax carried forward in the UK is calculated at 28% (2006: 30%).
The charge for the year can be reconciled to the profit per the income statement as follows:

	2007	2006	2005
	%	%	£m

Tax at the UK corporation rate	30.0	30.0	30.0
Tax effect of expenses that are not deductible in determining taxable profit	8.9	3.5	2.3
Tax effect of income not taxable	(4.0)	(3.1)	(2.9)
Tax effect of prior period adjustments	(3.4)	(5.7)	(3.6)
Tax effect of initial recognition of UK deferred tax asset	—	—	(12.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	3.3	2.6	2.2
Other tax effects	4.7	1.8	1.6
Tax effect of share of result of associates	(0.3)	—	(1.1)

Effective tax rate for the year for continuing operations	39.2	29.1	16.2

For details of taxation and the effective tax rate for discontinued operations see Note 32(d).
12. Dividends

	2007	2006	2005
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 9.90p (2006: 9.00p; 2005: 8.70p) per share	207	187	178
Interim dividend for the year of 5.00p (2006: 4.10p; 2005: 4.00p) per share	104	85	82

	311	272	260

At the year end date the final dividend had not been approved by the shareowners at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2007 of 10.50 pence per share has been proposed, equivalent to a cash payment of approximately £220 million. The Company will not incur any tax charge upon payment of the proposed dividend.

13. Earnings per share
Set out below are earnings per share figures for statutory earnings measure and underlying earnings. IAS 33 specifically permits the inclusion of an alternative component of earnings provided these are presented with equal prominence and a reconciliation is provided between the component used and the line item from the income statement.
(i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2007	2007	2006	2006	2005	2005
	£m	pence	£m	pence	£m	pence

Reported — continuing and discontinued	405	19.4	1,169	56.4	765	37.3
Restructuring costs	200	9.6	133	6.4	86	4.2
Amortisation and impairment of acquisition intangibles	42	2.0	38	1.8	6	0.3
Non-trading items	38	1.8	(671)	(32.3)	(16)	(0.8)
Contract termination gain	(31)	(1.5)	—	—	—	—
UK product recall	—	—	30	1.4	—	—
Nigeria adjustments	—	—	23	1.1	—	—
IAS 39 adjustment	(4)	(0.2)	9	0.5	(23)	(1.1)
Effect of tax on above items	(20)[1]	(0.9)	(26)[2]	(1.2)	(18)[2]	(0.9)
Release of disposal tax provisions	—	—	(51)	(2.5)	—	—
Recognition of UK deferred tax asset	—	—	—	—	(104)	(5.1)

Underlying — continuing and discontinued	630	30.2	654	31.6	696	33.9

[1]	In addition to tax on above items, includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.

[2]	In addition to tax on above items, includes £17 million (2005: £11 million) deferred tax credit arising on the intra-group transfer of retained brands.
(ii) Diluted EPS
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying EPS are set out below:

	2007	2006	2005
	pence	pence	pence

Diluted reported — continuing and discontinued	19.2	55.9	36.9
Diluted underlying — continuing and discontinued	29.9	31.3	33.5

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2007	2006	2005
	million	million	million

Average shares used in Basic EPS calculation	2,087	2,072	2,051
Dilutive share options outstanding	21	19	23

Shares used in diluted EPS calculation	2,108	2,091	2,074

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled nil in 2007 (2006: 1 million; 2005 1 million), as the exercise price of these share options was above the average share price for the relevant year.
(iii) Continuing EPS
The reconciliation between reported continuing and underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2007	2007	2006	2006	2005	2005
	£m	pence	£m	pence	£m	pence

Reported — continuing operations	405	19.4	527	25.4	689	33.6
Restructuring costs	200	9.6	133	6.4	71	3.5
Amortisation and impairment of acquisition intangibles	42	2.0	38	1.8	6	0.3
Non-trading items	38	1.8	(40)	(1.9)	(25)	(1.2)
Contract termination gain	(31)	(1.5)	—	—	—	—
UK product recall	—	—	30	1.4	—	—
Nigeria adjustments	—	—	23	1.1	—	—
IAS 39 adjustment	(4)	(0.2)	9	0.5	(22)	(1.1)
Effect of tax on above items	(20)[1]	(0.9)	(68)[2]	(3.2)	(4)	(0.2)
Recognition of UK deferred tax asset	—	—	—	—	(104)	(5.1)

Underlying — continuing operations	630	30.2	652	31.5	611	29.8

[1]	In addition to tax on above items, includes £21 million charge arising on certain reorganisations carried out in preparation for the separation of Americas Beverages.

[2]	In addition to tax on above items, includes £17 million deferred tax credit arising on intra-group transfer of brands.

Diluted continuing EPS has been calculated based on the reported continuing and underlying continuing earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is set out above. The diluted reported and underlying earnings per share from continuing operations are set out below:

	2007	2006	2005
	pence	pence	pence

Diluted Reported — continuing operations	19.2	25.2	33.2
Diluted underlying — continuing operations	29.9	31.2	29.5

EPS information for discontinued operations is presented in Note 32(g).
14. Goodwill

£m

Cost
At 2 January 2005	2,352
Exchange differences	191
Recognised on acquisition of subsidiaries	6
Transferred to discontinued operations	(230)
Derecognised on disposal	(20)

At 1 January 2006	2,299

Exchange differences	(270)
Recognised on acquisition of subsidiaries	492
Transferred to assets held for sale	(9)
Derecognised on disposal	(10)

At 31 December 2006	2,502

Exchange differences	78
Recognised on acquisition of subsidiaries	257
Transferred to assets held for sale	(1)
Derecognised on disposal	(3)

At 31 December 2007	2,833

Impairment
At 1 January 2006 and at 2 January 2005	—
Impairment charge in the year	(15)
At 31 December 2006	(15)

Impairment charge in the year	(13)
At 31 December 2007	(28)

Net book value at 31 December 2006	2,487

Net book value at 31 December 2007	2,805

In 2007, goodwill recognised on acquisition of subsidiaries includes £177 million arising from the acquisition of Intergum, a gum business in Turkey, £34 million on the acquisition of Sansei Foods in Japan, £14 million on the acquisition of Kandia-Excelent in Romania and £4 million on SeaBevs in the US, and £28 million of adjustments to the CSBG opening balance sheet following the 2006 acquisition.
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
The impairment charge recognised in 2007 relates to the Group’s business in China. The Group’s strategy relating to China was revised in the first half of 2007 with a change in focus to concentrate on key brands and streamline the distribution network which led to the impairment of goodwill historically recognised.
The impairment charge recognised in 2006 relates to Cadbury Nigeria. Cadbury Nigeria has been identified as a separate cash generating unit and in 2006 was part of the BIMA reporting segment. Following acquisition it was discovered that the financial results and position of Cadbury Nigeria had been significantly overstated. A valuation of the business was undertaken by the Group once the full extent of the financial position was established. This indicated a value for Cadbury Nigeria as at 31 December 2006 which required the impairment of the entire goodwill balance of £15 million.
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

14. Goodwill continued
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets. The cash flows are assumed to continue in perpetuity at the long-term growth rate for the relevant countries.
The carrying amounts of significant goodwill by cash generating unit are as follows:

	2007	2006	2005
	£m	£m	£m

North America Beverages	866	849	525
US & Canadian Confectionery	780	756	878
Northern Latin America Confectionery	254	260	287
Northern Europe	123	113	119
Turkey	269	60	33

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG. The US & Canadian Confectionery and Northern Latin America Confectionery goodwill arose principally from the Adams acquisition in 2003. The Northern Europe goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions. The Turkey goodwill arose from the acquisitions of Intergum, Kent and Adams.
Following the separation of the Europe, Middle East and Africa region and the rationalisation of country groupings in the Americas Confectionery region, the significant cash generating units have been revised and the 2006 information provided on a comparable basis.
15. Other intangible assets

		Franchise
		intangibles
		and	Total
	Brand	customer	acquisition
	intangibles	relationships	intangibles	Software
	£m	£m	£m	£m

Cost
At 2 January 2005	3,271	—	3,271	173
Exchange differences	290	—	290	7
Recognised on acquisition of subsidiaries	25	—	25	—
Additions	—	—	—	19
Transfers to discontinued operations	(370)	—	(370)	(5)

At 1 January 2006	3,216	—	3,216	194
Exchange differences	(345)	(24)	(369)	(3)
Recognised on acquisition of subsidiaries	20	424	444	—
Additions	9	—	9	12
Transfers from assets in course of construction	—	—	—	27

At 31 December 2006	2,900	400	3,300	230

Exchange differences	33	(5)	28	5
Recognised on acquisition of subsidiaries	115	11	126	—
Additions	—	—	—	30
Disposals	—	(8)	(8)	—
Transfers to assets held for sale	—	—	—	(1)

At 31 December 2007	3,048	398	3,446	264

Amortisation
At 2 January 2005	(10)	—	(10)	(29)
Charge for the year	(6)	—	(6)	(19)

Transfers to discontinued operations	—	—	—	3

At 1 January 2006	(16)	—	(16)	(45)
Exchange differences	—	—	—	3
Charge for the year	(6)	(17)	(23)	(33)

At 31 December 2006	(22)	(17)	(39)	(75)

Exchange differences	—	—	—	(2)
Charge for the year	(8)	(21)	(29)	(38)

At 31 December 2007	(30)	(38)	(68)	(115)

Carrying amount
At 1 January 2006	3,200	—	3,200	149
At 31 December 2006	2,878	383	3,261	155

At 31 December 2007	3,018	360	3,378	149

The Group does not amortise over 95% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at revenue.

The franchise intangible and customer relationships relate to the acquisition of CSBG and other bottling operations. See Note 31 for further information about the acquisitions. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relationships are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.
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
Significant intangible assets details

			Carrying
			amount	Remaining
		2007	2006	amortisation
	Description	£m	£m	period

Acquisition intangibles
Dr Pepper/7 UP	Carbonated soft drink	907	919	Indefinite life
Snapple	Non-carbonated soft drink	374	379	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	104	105	Indefinite life
Halls	Candy	312	315	Indefinite life
Trident	Gum	238	226	Indefinite life
Dentyne	Gum	134	127	Indefinite life
Dr Pepper/7 UP franchise agreements	Carbonated soft drink distribution rights	282	286	Indefinite life

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 2 January 2005	562	2,225	87	2,874
Exchange rate adjustments	43	88	12	143
Additions	14	95	181	290
Transfers on completion	31	67	(98)	—
Transfers to assets held for sale	(7)	—	(3)	(10)
Transfers to discontinued operations	(63)	(113)	(4)	(180)
Disposals	(14)	(119)	(2)	(135)

At 1 January 2006	566	2,243	173	2,982

Exchange rate adjustments	(45)	(143)	(17)	(205)
Additions	21	131	220	372
Additions on acquisition of subsidiaries	114	142	20	276
Transfers on completion	25	127	(152)	—
Transfer on completion to software intangible assets	—	(27)	—	(27)
Transfers to assets held for sale	(1)	(38)	—	(39)
Disposals	(32)	(184)	(9)	(225)

At 31 December 2006	648	2,251	235	3,134

Exchange rate adjustments	31	99	21	151
Additions	9	62	322	393
Additions on acquisitions of subsidiaries	53	34	—	87
Transfers on completion	20	207	(227)	—
Transfers to assets held for sale	(19)	(29)	(68)	(116)
Disposals	(10)	(46)	—	(56)

At 31 December 2007	732	2,578	283	3,593

Accumulated depreciation
At 2 January 2005	(98)	(1,312)	—	(1,410)
Exchange rate adjustments	(15)	(52)	—	(67)
Depreciation for the year	(18)	(170)	—	(188)
Transfers to assets held for sale	4	—	—	4
Transfers to discontinued operations	5	22	—	27
Disposals	1	97	—	98

At 1 January 2006	(121)	(1,415)	—	(1,536)

Exchange rate adjustments	9	76	—	85
Depreciation for the year	(20)	(186)	—	(206)
Transfers to assets held for sale	—	25	—	25
Disposals	2	160	—	162

At 31 December 2006	(130)	(1,340)	—	(1,470)

Exchange rate adjustments	(5)	(61)	—	(66)
Depreciation for the year	(22)	(191)	—	(213)
Transfers to assets held for sale	6	26	—	32
Disposals	—	28	—	28

At 31 December 2007	(151)	(1,538)	—	(1,689)

Carrying amount
At 1 January 2006	445	828	173	1,446
At 31 December 2006	518	911	235	1,664

At 31 December 2007	581	1,040	283	1,904

The value of land not depreciated is £183 million (2006: £134 million; 2005: £112 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2007	2006	2005
	£m	£m	£m

Cost	224	223	228
Less: accumulated depreciation	(190)	(179)	(172)

	34	44	56

(c) Analysis of land and buildings

	2007	2006	2005
	£m	£m	£m

Analysis of net book value
Freehold	531	470	394
Long leasehold	19	21	33
Short leasehold	31	27	18

	581	518	445

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year were £16 million (2006: £11 million; 2005: £14 million).
17. Investment in associates
(a) Analysis of components

	2007	2006	2005
	£m	£m	£m

Shares in associated undertakings
- Listed	—	—	50
- Unlisted	32	22	185

Total net book value of associates	32	22	235
Loans to associated undertakings	—	—	137

	32	22	372

Details of the principal associated undertakings are set out in Note 36.
(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	associates	Total
	£m	£m	£m	£m

Cost/carrying value at 2 January 2005	16	96	133	245
Exchange rate adjustments	1	6	14	21
Transfer to discontinued operations	—	(11)	(10)	(21)
Additions	17	16	—	33

Cost/carrying value at 1 January 2006	34	107	137	278
Exchange rate adjustments	(1)	(6)	(9)	(16)
Transfer to investment in subsidiary	(33)	(82)	(128)	(243)

Cost/carrying value at 31 December 2006	—	19	—	19

Exchange rate adjustments	—	(1)	—	(1)
Additions	—	10	—	10

Cost/carrying value at 31 December 2007	—	28	—	28

Share of equity at 2 January 2005	11	68	—	79
Exchange rate adjustments	2	15	—	17
Share of profit from operations	10	47	—	57
Share of interest	(2)	(14)	—	(16)
Share of taxation	(2)	(11)	—	(13)
Dividends received	(3)	(8)	—	(11)
Transfer to discontinued operations	—	(19)	—	(19)

Share of equity at 1 January 2006	16	78	—	94
Exchange rate adjustments	(1)	(7)	—	(8)
Share of profit from operations	—	12	—	12
Share of interest	—	(5)	—	(5)
Dividends received	—	(6)	—	(6)
Recognition of historical balance sheet overstatement[1]	(23)	—	—	(23)
Other recognised income and expense items	(2)	—	—	(2)
Transfer to investment in subsidiary	10	(69)	—	(59)

Share of equity at 31 December 2006	—	3	—	3

Share of profit from operations	—	12	—	12
Share of interest	—	1	—	1
Share of taxation	—	(4)	—	(4)
Dividends received	—	(8)	—	(8)

Share of equity at 31 December 2007	—	4	—	4

Net book value at 1 January 2006	50	185	137	372

Net book value at 31 December 2006	—	22	—	22

Net book value at 31 December 2007	—	32	—	32

[1]	Recognition of historical balance sheet overstatement relates to Cadbury Nigeria.
The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2007	2006	2005
	£m	£m	£m

Revenue	4,947	5,449 [1]	6,184
Profit/(loss) for the period	39	(5)[1]	73
Non-current assets	74	100	348
Current assets	387	307	594
Current liabilities	(342)	(319)	(686)
Non-current liabilities	(8)	(6)	(531)

[1]	Includes CSBG until 2 May 2006 and Cadbury Nigeria until 20 February 2006 from which point the entities ceased to be associates and were accounted for as subsidiaries.
18. Investments

	2007	2006	2005
	£m	£m	£m

Available for sale investments	2	2	2

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2007	2006	2005
	£m	£m	£m

Raw materials and consumables	255	230	210
Work in progress	69	67	66
Finished goods and goods for resale	497	431	437

	821	728	713

The cost of inventories recognised as an expense for the period ended 31 December 2007 total £4,044 million (2006:
£3,666 million; 2005:£3,046 million).
20. Trade and other receivables

	2007		2006		2005
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade receivables	997	—	955	—	884	—
Less: provision for impairment of trade receivables	(45)	—	(32)	—	(22)	—

	952	—	923	—	862	—
Amounts owed by associated undertakings	1	—	3	—	39
Interest receivable	—	—	—	—	5	—
Other taxes recoverable	60	—	43	—	33	—
Other debtors	82	50	114	54	95	70
Prepayments and accrued income	102	—	103	—	146	—

	1,197	50	1,186	54	1,180	70

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are primarily denominated in the functional currency of the relevant Group reporting company. Trade receivables are categorised as loans and receivables under IAS 39. Of the total net trade debtors balance, £155 million (2006: £166 million) is outside the credit terms given by the Group and past due but not impaired. Management still consider that this balance is recoverable.
The movement on the provision for impairment of trade receivables is as follows:

	2007	2006	2005
	£m	£m	£m

Balance at beginning of year	32	22	30
Exchange adjustments	4	(2)	2
Charged to profit and loss account	11	5	5
Acquisition of subsidiaries	13	12	—
Transfer to assets held for sale	—	—	(10)
Utilised	(15)	(5)	(5)

Balance at end of year	45	32	22

21. Assets held for sale

	2007	2006	2005
	£m	£m	£m

At the beginning of the year	22	945	5
Additions	71	20	3
Transfer of discontinued operations	—	—	941
Disposals	(22)	(943)	(4)

At the end of the year	71	22	945

The additions to assets held for sale in the year relate primarily to Monkhill, a UK confectionery business, whose assets include £48 million non-current assets and £21 million current assets. Liabilities directly associated with Monkhill are £18 million.
The additions to assets held for sale in 2006 related primarily to Cadbury Italia, whose assets include £4 million non-current assets and £14 million current assets. Liabilities directly associated with Cadbury Italia were £9 million. These assets were disposed of in 2007. The disposals in 2006 relate to the assets of Europe Beverages which were held for sale at 1 January 2006.
22. Trade and other payables

	2007		2006		2005
	Current	Non-current	Current	Non-current	Current	Non-current
	£m	£m	£m	£m	£m	£m

Trade payables	640	—	572	—	576	—
Amounts owed to associated undertakings	3	—	3	—	14	—
Payments on account	1	—	1	—	1	—
Interest accruals	35	—	30	—	48	—
Other taxes and social security costs	102	—	123	—	103	—
Accruals and deferred income	597	—	574	—	506	—
Other payables	323	37	285	30	295	32

	1,701	37	1,588	30	1,543	32

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are primarily denominated in the functional currency of the relevant Group reporting company.
23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 2 January 2005	58	15	4	77
Exchange rate adjustments	—	1	—	1
Recognised in the income statement	86	(4)	5	87
Utilised in the year — cash	(103)	(3)	1	(105)
Transfer to discontinued operations	(7)	—	—	(7)

At 1 January 2006	34	9	10	53
Exchange rate adjustments	(2)	(1)	—	(3)
Recognised in the income statement	133	—	(2)	131
Utilised in the year — cash	(83)	(3)	(6)	(92)
Utilised in the year — non-cash	(16)	—	—	(16)

At 31 December 2006	66	5	2	73

Exchange rate adjustments	4	—	1	5
Recognised in the income statement	224	—	7	231
Transfer from other creditors	—	—	8	8
Assumed on acquisition	—	—	4	4
Utilised in the year — cash	(141)	(1)	(2)	(144)
Utilised in the year — non-cash	(1)	—	(4)	(5)

At 31 December 2007	152	4	16	172

	2007	2006	2005
	£m	£m	£m

Amount due for settlement within 12 months	111	55	42
Amount due for settlement after 12 months	61	18	11

	172	73	53

The charge to the income statement for restructuring (excluding business improvement costs) is explained in Note 4. The charge in the table above includes £24 million of business improvement costs. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.

Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to current litigation and the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2008 are not expected to be significant. During the year, £8 million of provision obligations were transferred from other balance sheet accounts.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Acquisition	benefit
	depreciation	intangibles	obligations	Losses	Other	Total
	£m	£m	£m	£m	£m	£m

At 2 January 2005	62	863	(34)	(5)	(8)	878
Charge/(credit) to equity for the year	—	—	20	—	(3)	17
Charge/(credit) to income statement — continuing operations	15	42	(50)	(4)	(50)	(47)
— discontinued operations	—	(11)	—	—	—	(11)
Acquisition of subsidiary	—	7	—	—	—	7
Transfer to discontinued operations	(2)	(67)	—	—	(24)	(93)
Exchange differences	7	79	(1)	(3)	(2)	80

At 1 January 2006	82	913	(65)	(12)	(87)	831
Charge/(credit) to equity for the year	—	—	24	—	(6)	18
(Credit)/charge to income statement — continuing operations	(15)	69	15	(32)	(32)	5
Acquisition of subsidiary	37	116	—	—	(24)	129
Transfer	(10)	(4)	(16)	—	30	—
Transfer to discontinued operations	1	—	—	—	—	1
Exchange differences	(10)	(97)	3	—	—	(104)

At 31 December 2006	85	997	(39)	(44)	(119)	880

Charge/(credit) to equity for the year	—	—	51	—	(9)	42
Charge/(credit) to income statement — continuing operations	20	53	19	(7)	(43)	42
Acquisition of subsidiary	7	40	—	—	(3)	44
Disposal of subsidiary	—	—	—	—	1	1
Exchange differences	3	11	1	1	(4)	12

At 31 December 2007	115	1,101	32	(50)	(177)	1,021

‘Other’ consists primarily of: short-term temporary differences of £94 million; deferred tax on restructuring provisions of £34 million; and deferred tax on share awards totalling £36 million.
The following is the analysis of the deferred tax balances for balance sheet purposes:

	2007	2006	2005
	£m	£m	£m

Deferred tax assets	(124)	(170)	(123)
Deferred tax liabilities	1,145	1,050	954

	1,021	880	831

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £179 million (2006: £187 million; 2005: £165 million). We do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £20 million expire in 2008, £76 million expire between 2009 and 2020 and £1 million expire after 2020. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of undistributed earnings of overseas subsidiaries for which deferred tax liabilities have not been recognised is £7.8 billion (2006: £5.2 billion; 2005: £4.7 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.
Temporary differences arising in connection with interests in associates are insignificant.
25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations, after discussions with trustees and the plan sponsor.
There are also a number of defined contribution schemes where benefits are limited to contributions.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

Analysis of the Group post-retirement cost included in profit from operations is set out below:

	2007	2006	2005
	£m	£m	£m

UK defined benefit schemes	45	37	42
Overseas defined benefit schemes	30	33	19
Overseas defined contribution schemes	24	20	18

Total continuing operations	99	90	79
Discontinued operations	—	—	5

Total	99	90	84

Of the charge for the year, in respect of defined benefit schemes, recorded within profit from operations, £39 million (2006: £36 million; 2005: £26 million) has been included in cost of sales, £36 million (2006: £33 million; 2005: £35 million) has been included in Administrative expenses and in 2007, there has been no expense included within Restructuring (2006: £1 million; 2005: £nil). Expected return on assets net of unwind of discount of £29 million (2006: £25 million; 2005: £11 million) has been recorded in Investment revenue. Actuarial gains and losses have been reported in the Statement of recognised income and expense.
Main financial assumptions as at year end:

	2007	2007	2006	2006	2005	2005
	%	%	%	%	%	%
	UK	Overseas	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes	schemes	schemes

Rate of increase in salaries	4.25	3.5-4.25	4.5	4.0-4.25	4.2	4.0-4.25
Rate of increase in pensions in payment[1]	3.25	2.15	3.0	2.15	2.7	2.15
Rate of increase for deferred pensioners[1]	3.25	2.15	3.0	2.15	2.7	2.15
Discount rate for scheme liabilities	5.80	5.25-6.0	5.1	4.75-5.9	4.75	4.3-5.75
Inflation	3.25	2.25-3.0	3.0	2.25-2.5	2.7	2.25-2.5
Medical cost inflation	5.80	5.0-9.0	5.55	5.0-9.0	5.25	5.0-10.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.
The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.
In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses current mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2007 following the statistical analysis performed during the recent funding valuation. The analysis demonstrated that in recent years, life expectancy had improved and, to reflect this, it was decided to alter the mortality assumptions. The mortality table adopted (PA8OC 2007) has been amended to reflect scheme specific experience. In addition an allowance for future improvements has been accounted for in line with medium cohort assumptions.
In the US mortality assumptions appropriate to the population of the schemes have been adopted (standard RP2000 tables) and an allowance has also been made for expected future improvements in longevity. In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables PA92) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity.

25. Retirement benefit obligations continued
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

		2007	2006	2005

Current pensioner	- male	24.9	24.1	23.9
	- female	27.8	26.9	26.8
Future pensioner (currently aged 45)	- male	26.1	25.5	25.4
	- female	28.8	28.0	27.9

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2007 are as follows:

					Post
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0-8.5	963	379	2	1,344
Bonds	5.0	4.75-5.5	923	191	1	1,115
Property	7.0	5.60-6.9	144	51	—	195
Other	6.0	4.25-4.8	70	21	—	91

	6.6	6.7	2,100	642	3	2,745
Present value of benefit obligations			(1,894)	(731)	(40)	(2,665)
Recognised in the balance sheet — asset			217	6	—	223

Recognised in the balance sheet — obligation			(11)	(95)	(37)	(143)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2006 were as follows:

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

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 1 January 2006 were as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	7.7	7.3-8.5	1,107	345	2	1,454
Bonds	4.4	4.8-5.5	449	124	1	574
Property	6.3	6.0-6.6	148	31	—	179
Other	4.2	3.0-4.1	58	32	—	90

	6.7	6.95	1,762	532	3	2,297
Present value of benefit obligations			(1,930)	(695)	(41)	(2,666)

Recognised in the balance sheet			(168)	(163)	(38)	(369)

Changes in the present value of the defined benefit obligation are as follows:

	2007	2006	2005
	£m	£m	£m

Opening defined benefit obligation	(2,744)	(2,666)	(2,372)
Current service cost	(76)	(70)	(77)
Past service cost	—	—	12
Curtailment gain	1	—	—
Interest cost	(143)	(129)	(120)
Actuarial gains/(losses)	207	(11)	(184)
Contributions by employees	(6)	(10)	(11)
Liabilities extinguished on settlements	6	—	—
Obligation transferred on disposal of subsidiary	—	2	3
Transfer to discontinued operations	—	—	12
Liabilities assumed on acquisition	—	(28)	—
Exchange differences	(40)	54	(30)
Benefits paid	130	114	101

Closing defined benefit obligation	(2,665)	(2,744)	(2,666)

Of the £2,665 million of defined benefit obligations above, £94 million (2006: £84 million; 2005: £73 million) are in respect of unfunded schemes. Of the remaining obligation of £2,573 million, assets of £2,745 million (2006: £2,540 million; 2005: £2,297 million) are held.
Changes in the fair value of these scheme assets are as follows:

	2007	2006	2005
	£m	£m	£m

Opening fair value of scheme assets	2,540	2,297	1,887
Expected return	172	154	131
Actuarial gains	11	82	260
Contributions by employees	6	10	11
Contributions by employer — normal	72	66	58
Contributions by employer — additional	48	67	31
Assets utilised in settlements	(6)	—	—
Assets acquired on acquisition	—	17	—
Exchange differences	32	(39)	20
Benefits paid	(130)	(114)	(101)

Closing fair value of scheme assets	2,745	2,540	2,297

The actual return on scheme assets was £183 million (2006: £236 million; 2005: £391 million). The scheme assets do not directly include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2007, the Group elected to make an additional £21 million (2006: £61 million; 2005: £25 million), £27 million (2006: nil) and nil (2006: £6 million; 2005: £6 million) contribution to the UK, Ireland and US pension schemes respectively. These payments were in accordance with deficit recovery plans agreed between the company and the trustees.
The expected rates of return on individual categories of scheme assets are determined after taking advice from external experts and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the schemes’ investment portfolio.
The history of the schemes for the current and prior periods is as follows:

	2007	2006	2005	2004
	£m	£m	£m	£m

Present value of defined benefit obligation	(2,665)	(2,744)	(2,666)	(2,372)
Fair value of scheme assets	2,745	2,540	2,297	1,887

Surplus/(deficit)	80	(204)	(369)	(485)

Experience gains/(losses) on scheme liabilities	55	(49)	15	(50)
Change in assumptions	152	38	(199)	(93)
Experience adjustments on scheme assets	11	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2007 is a gain of £218 million; the cumulative total gross amount in respect of 2004-2007 is a gain of £293 million.
In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.
The Group expects to contribute approximately £70 million to its defined benefit schemes in 2008. In addition, management agreed to make additional scheduled recovery contributions of approximately £28 million in 2008 to further fund its defined benefit obligation in the UK and Ireland.
Set out below are certain additional disclosures in respect of the main UK defined benefit pension scheme, Cadbury Schweppes Pension Fund (CSPF), which represents approximately 70% of the Group’s post-retirement liabilities.
The CSPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation. The Company requested that the 2008 valuation be brought forward to April 2007 to coincide with the decision to separate the American Beverages, thus enabling both the Company and the Trustee to quantify and understand their respective obligations to the CSPF. The outcome of the valuation is that no further recovery payments are due.
The Group offers defined benefit retirement benefits to all of its current UK employees. The retirement benefits provided to employees joining after July 2001 are based on career average earnings, revalued for inflation with a ceiling limit of 5%. Benefits provided to members who joined the Group prior to this date are linked to final salary.
The principal disclosures regarding actuarial assumptions (including mortality) are set out above. The sensitivities regarding the principal assumptions used to measure the scheme liabilities are set out below.

Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 9%
Rate of mortality	Increase by 1 year	Increase by 3.5%

The Group has agreed the following funding objectives with the Trustee:

1.	To return the on-going funding level of the scheme to 100% of the projected past service liabilities within a period of 6 years measured in accordance with the assumptions set by the Trustee and its Actuary. This has been achieved within 2 years from the 2006 funding plan, due to additional employer contributions and positive investment returns.

2.	Once the funding level of the scheme is 100% of the prescribed bases then the agreement will be reviewed and a new funding plan agreed. Although no further recovery payments are due, the Company will make an additional contribution of £18 million in 2008, outstanding from the 2006 valuation.

3.	The funding plan will be reviewed at each subsequent triennial valuation and the funding position will aim to adjust for any surplus or deficit over reasonable periods. The next review is scheduled for April 2010.
The most recently completed funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2007. The levels of contribution are based on the current service costs and the expected future cash flows of the Fund.
Following this valuation the Group’s ordinary contribution rate will, with effect from April 2008, continue at the current rate of 15.5% of pensionable salaries (net of any salary sacrifice arrangements). In 2007 the Group contributed a further £18 million to the Cadbury Schweppes Pension Fund as a contribution towards the funding deficit identified in 2006. In addition, the Group has agreed to a further contribution of £18 million in 2008. The Group considers that the contribution rates and additional contributions agreed with the Trustee in 2007 are sufficient to meet future plan liabilities.
At 31 December 2007, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets, as a percentage of total scheme assets and target allocations, are set out below:

	Planned
(as a percentage of total scheme assets)	2008	2007	2006	2005

Equity securities	40%	49%	52%	64%
Debt	50%	42%	37%	24%
Property	10%	8%	10%	9%
Other	0%	1%	1%	3%

In conjunction with the Trustee the Group has agreed to enter into a funding plan which includes discussion on the investment of its assets. These discussions include the risk return policy of the Group and set the framework of matching assets to liabilities based on this risk reward profile. The majority of equities relate to international entities. The aim is to hold a globally diversified portfolio of equities with at least 60% of equities being held in international equities. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to alternative investments such as fund of hedge funds, private equity and property.

26. Share-based payments
The Group recognised total expenses of £49 million (2006: £42 million; 2005: £39 million) related to equity-settled share-based payment transactions during the year including £nil (2006: £1 million; 2005: £2 million) in respect of discontinued operations.
The continuing operations expense of £49 million has been recognised in the primary segments as follows: BIMA £5 million, Europe £2 million, Americas Confectionery £6 million, Asia Pacific £4 million, £25 million in Central and £7 million in Americas Beverages.
The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP).
Bonus Share Retention Plan (BSRP)
The BSRP is a bonus deferral plan and an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply. These guidelines are at the top end of such requirements in the FTSE 100, with executive Directors expected to meet a share ownership requirement set at four times base salary and a range for all senior executives in the business from one to three times salary, depending on their level of seniority. New appointments are given a period of three to five years in which to satisfy this requirement.
The BSRP is available to a group of approximately 115 senior executives including the executive Directors and aims to encourage participants to reinvest their AIP award into the Company’s shares thereby more closely aligning the interests of management and shareowners. There is a risk of forfeiture during the deferral period and no dividends or dividend equivalents are paid.
The number of matching shares that will be provided for grants made in 2007 is as follows:

Absolute compound annual growth in	Matching shares as a % of shares
aggregate UEP over the three year	invested awarded at the end of
performance period equivalent to:	the period:

below 4%	40% (threshold)
4%	40%
8%	70%
12% or more	100% (maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2006–2008 and 2007–2009 cycles are currently expected to result in around two-thirds of the matching shares available being awarded.
Following the detailed remuneration review the only change to the BSRP for awards from 2008 will be in respect of performance measures for matching awards, which are based on simultaneous improvement in revenue growth and trading margin. The performance matrix reflects a longer term view to 2010 and has been calibrated with reference to the Vision into Action plan forecasts for the Confectionery business and is as follows:

Trading Margin
Growth pa	NSV growth p.a. (CAGR 2008–2010)
(bp)	0.0%	4.0%	4.5%	5.0%	5.5%	6.0%

0	40%	40%	40%	40%	40%	40%
60	40%	40%	45%	50%	55%	60%
75	40%	50%	55%	60%	65%	70%
90	40%	60%	65%	70%	75%	80%
110	40%	70%	75%	80%	85%	90%
125	40%	80%	85%	90%	95%	100%
There is a straight line sliding scale between these percentages once threshold of NSV growth of 4% p.a. and trading margin growth of 60 bp p.a. has been exceeded. As in previous years, 40% of matching award vests after three years based on service with up to 60% then dependent on performance. The service match is included in the vesting table shown above.
The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.

Long Term Incentive Plan (LTIP)
Around 80 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP in 2007. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In accordance with ABI guidelines participants also accumulate dividend equivalent payments on the conditional share awards (which will only be paid to the extent that the performance targets are achieved). The dividend equivalent payments are then used to buy shares for the participants on the vesting date.
Awards under the LTIP (both before and after 2008) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The status as at 1 January 2008 of each LTIP cycle in respect of which awards could have vested at the date of this report is shown below, on the basis of our performance against the measures explained above.

	Performance	TSR percentile	Current status
	against	ranking as at	(% of maximum
Cycle	UEPS target	1 January 2008	award)

2002–2004	hurdle met	30	lapsed
2003–2005	hurdle met	28	extended
2005–2007	52.9% payout	58.0% payout	55.4% payout

The 2006–2008 and 2007–2009 cycles are currently expected to pay around half of the maximum award available.
Following the detailed remuneration review, the changes to the LTIP for awards from 2008 will be as follows:

>	Maximum potential award of 300% of base salary for all executive directors

>	However, for 2008 and until further notice, the increased quantum for the CEO will be limited to 200% (previously 160%). Other main board directors quantum remains unchanged at 160%

>	Performance targets based on simultaneous improvement in ROIC and UEPS

>	Participation extended to an additional 40 executives
We have replaced relative TSR with a UEPS and ROIC matrix for the following reasons:

>	To align incentives with our strategic agenda and financial plan that underpin the Vision into Action plan

>	There is a strong correlation between combined UEPS and ROIC improvement with shareowner value

>	UEPS and ROIC have clearer line of sight for management

>	The relative TSR condition has not historically reflected the underlying business performance in a consistent manner
The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

UK based companies	US based companies

Allied Domecq#	Campbell Soup	Procter & Gamble
Associated British Foods	Coca-Cola	Sara Lee Corp
Diageo	Coca-Cola Enterprises+	Wrigley+
Northern Foods	Colgate-Palmolive
Reckitt Benckiser	Conagra+	European based companies
Scottish & Newcastle+	General Mills	CSM+ (Netherlands)
Six Continents*	Heinz	Danone (France)
Tate & Lyle	Hershey Foods	Lindt & Sprungli+ (Switzerland)
Unilever	Kellogg	Nestlé (Switzerland)
Uniq*	Kraft Foods+	Pernod Ricard (France)
Whitbread*	Pepsi Bottling Group+	Suedzucker* (Germany)
PepsiCo

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 onwards

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company
Key features of the LTIP

	Awards made prior to 2008	Awards made for 2008 onwards

Face value of conditional share award made to executive Directors	80% of base salary (before 2004) 120% of base salary (2004 and 2005) 160% of base salary (2006 onwards to reflect elimination of annual share option grants)	CEO: 200% of base salary (2008 and until further notice) Main Board Directors: 160% of base salary Maximum potential award of 300%

Performance conditions	Prior to 2004, award was based on TSR relative to the Comparator Group with a UEPS hurdle. For 2004 to 2007, half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group	Awards vest subject to a matrix of UEPS growth and improvement in ROIC

UEPS vesting requirement*	Prior to 2004, for the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years).For 2004 to 2007, the extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period	Vesting is dependent on combined growth in UEPS and ROIC improvement. Minimum growth in UEPS of 13% p.a. and ROIC increase of 20 b.p. p.a. required for threshold vesting of 20%. Maximum vesting is possible with UEPS growth of between 19% p.a. and 23% p.a., providing ROIC increase is between 120 basis points p.a. and 80 basis points p.a. respectively

TSR vesting requirement+	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group	No longer applies

Re-tests	Prior to 2004, if the TSR performance criteria were not satisfied in the initial three year performance period, the award was deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it lapses. From 2004 onwards, there are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period	No re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	Prior to 2004, a weighting of 75% was applied to the UK companies in the Comparator Group, and 25% to the non- UK based companies. From 2004 onwards, there is no weighting between UK and non-UK companies	Not applicable

*	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS were expressed in post-inflation terms. Threshold vesting is 30% for cycles starting in 2006 and 2007. Between threshold and maximum vesting the award vests proportionately to the growth in UEPS. UEPS is a key indicator of corporate performance, and is measured on an absolute basis. Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

+	The TSR measure is used for all awards made prior to 2008. It is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. Threshold vesting is at the 50th percentile ranking relative to the Comparator Group; maximum vesting is at the 80th percentile, and there is a straight line sliding scale between these percentiles. For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award. Threshold vesting is 30% for cycles starting in 2006 and 2007. Maximum vesting is 100% for all cycles.
The table below shows the percentage of the award which will vest if performance is as shown:

ROIC
Increase	UEPS growth p.a. (CAGR 2008–2010)
bp pa	13.0%	15.0%	17.0%	19.0%	21.0%	23.0%

20	20%	23%	26%	30%	40%	50%
40	23%	40%	50%	50%	60%	70%
60	26%	50%	60%	70%	80%	90%
80	30%	50%	70%	80%	90%	100%
100	30%	50%	70%	90%	100%	100%
120	30%	50%	70%	100%	100%	100%

The Committee will review the matrix each year for each new performance period to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareowners.

Discretionary Share Option Plans (DSOPs)
DSOP grants are not currently part of the Group’s incentive programme and a grant will not be made unless it would be appropriate in the circumstances or general market conditions change. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s family during 2007. The exercise of all existing DSOP options which apply to executive Directors are subject to real compound annual growth in UEPS being at least 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant. If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year.
The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index. The UEPS is measured on a real basis after allowing for inflation. Options granted in 2005 met their performance targets and vested in full. All options granted prior to 2005 achieved their UEPS targets and vested in full.
Other share plans
The Group also operates share option schemes in certain countries which are available to all employees. Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
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

	Schemes granted in 2007
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	15%	n/a	16-17%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting + 5 months

Risk free rate	5.5%	n/a	4.9%-5.8%	4.9%-5.8%

Expected dividend yield	2.5%	2.5%	2.5%-3.0%	1.9%-2.3%

Fair value per option (% of share price at date of grant)	185.5%[1]	92.8% UEPS	91.8%-99.3%	24.0%-36.3%

		45.1% TSR

Possibility of ceasing employment before vesting	—	—	—	10%-41%

Expectation of meeting performance criteria	40%	70%	100%	n/a

	Schemes granted in 2006
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	18%	n/a	22%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting +5 months

Risk free rate	4.5%	n/a	4.2%-4.9%	4.6%-4.8%

Expected dividend yield	2.5%	2.5%	2.3%-2.5%	2.3%

Fair value per award (% of share price at date of grant)	185.2%[1]	92.8% UEPS	93.0%-99.3%	23.8%-33.5%

		46% TSR

Possibility of ceasing employment before vesting	—	—	—	12%-36%

Expectations of meeting performance criteria	40%	70%	n/a	n/a

No grants were made under the DSOP in 2006.

	Schemes granted in 2005
	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%

Expected life	3 yrs	3 yrs	[2]	1-3 yrs	Vesting +5 months

Risk free rate	4.5%	n/a	4.8%	4.3%	4.3%-4.4%

Expected dividend yield	2.5%	3.0%	3.0%	2.3%-2.5%	2.2%-2.3%

Fair value per award (% of share price at date of grant)	185.3%[1]	91.4% UEPS	23.0%	93.0%-97.8%	23.3%-35.3%

		49.6% TSR

Possibility of ceasing employment before vesting	—	—	9%	—	12%-32%

Expectations of meeting performance criteria	40%	50%	100%	n/a	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.

[2]	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The BSRP is available to a group of approximately 115 senior executives including the executive Directors. The maximum number of shares awarded in 2007 is 3,367,459 (2006: 3,307,069; 2005: 3,141,237). 1,531,921 shares vested in 2007 (2006: 1,852,788; 2005: 1,435,712). Also during the period, matching awards were made over 1,706,860 shares (2006: 1,676,061; 2005: 815,279). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £16 million (2006: £9 million; 2005: £13 million).
Around 80 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2007 is 3,055,676 (2006: 3,092,130; 2005: 2,605,000). 1,197,124 shares vested in 2007 (2006: 1,947,819; 2005: nil) and lapsed shares totalled 2,693,989 (2006: 2,303,388; 2005: 1,943,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £6 million (2006: £6 million; 2005: £4 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 2,258,795 such awards in 2007 (2006: 3,613,478; 2005: 501,840). Awards under this plan are classified as equity settled. There were 333,120 (2006: 55,018) lapses in the year.
DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £27 million in 2007 (2006: £26 million; 2005: £21 million).
2007: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						Prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	Of options	contractual		Of options
						At the end of	outstanding	Life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	Of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	11,500,481	1,655,771	2,402,282	553,521	10,200,449	3.15-4.69	3.96	27	—	—
b	43,625,625	—	17,134,232	317,377	26,174,016	3.31-4.83	4.24	51	26,174,016	4.24
c	9,836,500	—	704,775	151,750	8,979,975	4.40-5.70	4.81	83	4,645,725	4.40
d	25,170,500	—	2,810,203	283,500	22,076,797	4.40-5.72	4.83	84	11,109,797	4.40
e	612,867	—	176,611	67,530	368,726	2.74-3.78	2.98	14	—	—
	377,827	146,303	13,136	29,522	481,472	4.23-5.22	4.64	28	—	—
f	346,665	—	76,040	33,685	236,940	2.74-3.78	3.06	25	—	—
	113,055	40,495	5,710	8,450	139,390	4.23-5.22	4.60	41	—	—
g	94,348	—	—	94,348	—	—	—	—	—	—
	1,297,460	—	1,099,112	198,348	—	—	—	—	—	—
	1,591,504	—	7,264	47,418	1,536,822	$9.14	$9.14	10	—	—
	—	359,712	—	36	359,676	$9.67	$9.67	22	—	—
h	686,396	—	87,657	19,464	579,275	3.02-4.48	3.89	11	—	—
	32,813	175,118	284	8,724	198,923	4.59-4.69	4.68	36	—	—
	191,388	—	22,792	2,220	166,376	$6.23-$7.93	$7.23	5	—	—
i	92,754	—	73,089	19,665	—	—	—	—	—	—
j	806,372	—	536,836	269,536	—	—	—	—	—	—
	1,784,960	—	9,376	16,225	1,759,359	$9.13	$9.13	10	—	—
	—	452,448	—	148	452,300	$9.67	$9.67	22	—	—

2006: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	12,574,101	1,880,162	2,351,912	601,870	11,500,481	3.14-4.47	3.75	35	—	—
b	21,067,034	—	5,868,052	775,564	14,423,418	2.60-3.79	3.48	72	14,423,418	3.48
	40,648,373	—	10,130,427	1,315,739	29,202,207	3.94-4.82	4.53	55	28,639,073	4.62
c	10,114,750	—	8,250	270,000	9,836,500	4.39-5.69	4.79	95	—	—
d	26,785,750	—	13,750	1,601,500	25,170,500	4.39-5.71	4.78	95	—	—
e	891,421	—	250,269	28,285	612,867	2.73-3.79	3.27	21	27,129	2.74
	193,065	201,215	80	16,373	377,827	4.23-4.57	4.41	36	—	—
f	435,115	—	85,133	3,317	346,665	2.74-3.79	3.12	31	3,889	2.74
	70,560	47,118	979	3,644	113,055	4.23-4.57	4.37	47	—	—
g	1,623,636	—	1,524,188	5,100	94,348	$6.61	$6.61	—	—	—
	1,360,472	—	5,236	57,776	1,297,460	$8.43	$8.43	10	—	—
	—	1,591,504	—	—	—	$9.135	$9.14	24	—	—
h	1,433,302	—	586,160	400,689	446,453	3.02-3.86	3.46	17	—	—
	229,314	129,401	4,071	81,888	272,756	$4.37-4.59	$4.42	31	—	—
	212,078	—	66,092	52,198	93,788	$5.27-$6.22	$6.23	6	—	—
	97,600	—	—	—	97,600	$7.93	$7.93	24	—	—
i	114,593	96,502	75,591	42,750	92,754	4.34	4.34	7	—	—
j	822,296	—	1,084	14,840	806,372	$8.42	$8.43	10	—	—
	—	1,784,960	—	—	1,784,960	$9.13	$9.13	24	—	—

2005: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	10,008,064	—	2,187,121	418,398	7,402,545	2.35-3.52	3.28	29	403,264	3.41
	3,890,197	2,060,817	594,191	185,267	5,171,556	3.74-4.37	4.00	33	—	—
b	27,720,400	—	4,696,902	2,012,464	21,011,034	2.42-3.52	3.45	82	1,846,780	2.83
	59,199,505	—	16,221,194	2,273,938	40,704,373	3.79-4.82	4.53	68	37,256,239	4.95
c	5,822,500	4,588,750	—	296,500	10,114,750	4.39-5.69	4.79	107	—	—
d	15,512,250	12,020,250	28,750	718,000	26,785,750	4.39-5.71	4.78	107	—	—
e	921,607	—	116,420	64,556	740,631	2.35-3.41	3.03	27	14,859	3.41
	299,871	195,032	43,503	107,545	343,855	3.63-4.23	4.00	30	—	—
f	466,594	—	22,629	8,850	435,115	2.74-3.78	3.14	38	47,427	3.41
	—	73,623	—	3,063	70,560	4.23	4.23	57	—	—
g	3,596,188	—	1,805,012	167,540	1,623,636	$4.66-$6.61	$6.61	3	—	—
	—	1,360,640	—	168	1,360,472	$8.43	$8.43	22	—	—
h	1,909,824	—	371,526	104,996	1,433,302	3.02-3.86	3.39	23	236,542	3.55
	—	229,314	—	—	229,314	4.59	4.59	43	—	—
	228,940	—	—	16,862	212,078	$5.27-$6.22	$5.69	18	118,290	$5.27
	—	97,600	—	—	97,600	$7.93	$7.93	36	—	—
i	121,605	116,495	92,836	30,671	114,593	4.34	4.34	6	—	—
j	—	822,348	—	52	822,296	$8.43	$8.43	22	—	—

(a)	A Savings-Related Share Option Scheme for employees was approved by shareowners in May 1982. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareowners in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareowners in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareowners in May 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareowners in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2005 and 2006. Options are exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareowners in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareowners in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.
For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options. However, no such option grants were made in the year as discretionary share options were removed as part of our remuneration programme.

The weighted average exercise prices of options granted, exercised and lapsed during the year were:

	2007
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.69	£3.44	£4.19
Share Option Plan 1994	—	£4.10	£4.29
Share Option Plan 2004	—	£4.40	£5.01
(New Issue) Share Option Plan 2004	—	£4.40	£4.84
Irish Savings-Related Share Option Scheme	£5.22	£3.48	£3.65
Irish AVC Savings-Related Share Option Scheme	£5.22	£3.32	£3.76
US Employees Share Option Plan 2005	$9.67	$8.43	$8.56
International Savings-Related Share Option Scheme 1998	£4.69	£3.21	£4.59
International Savings-Related Share Option Scheme 1998	—	$6.23	$6.23
Asia Pacific Employee Share Acquisition Plan 2002	—	£4.34	£4.34
Americas Employees Share Option Plan 2005	$9.67	$8.44	$8.47

The weighted average share price during the year was £6.15.

	2006
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.47	£3.40	£3.82
Share Option Plan 1994	—	£4.13	£4.01
Share Option Plan 2004	—	£4.79	£4.77
(New Issue) Share Option Plan 2004	—	£4.79	£4.79
Irish Savings-Related Share Option Scheme	£4.57	£2.99	£3.66
Irish AVC Savings-Related Share Option Scheme	£4.57	£3.21	£3.88
US Employees Share Option Plan 2005	$9.14	$6.62	$8.28
International Savings-Related Share Option Scheme 1998	£4.47	£2.32	£2.59
International Savings-Related Share Option Scheme 1998	—	—	$5.72
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£4.34	£4.34
Americas Employees Share Option Plan 2005	$9.14	$8.43	$8.43

The weighted average share price during the year was £5.46.

	2005
	Options	Options	Options
	granted	exercised	lapsed

Savings-Related Share Option Scheme 1982	£4.37	£3.13	£3.42
Share Option Plan 1994	—	£4.12	£4.07
Share Option Plan 2004	£5.26	—	£4.48
(New Issue) Share Option Plan 2004	£5.27	£4.79	£4.59
Irish Savings-Related Share Option Scheme	£4.23	£3.32	£3.47
Irish AVC Savings-Related Share Option Scheme	£4.23	£3.38	£3.54
US Employees Share Option Plan 2005	$8.43	$4.69	$4.70
International Savings-Related Share Option Scheme 1998	£4.59	£3.34	£2.49
International Savings-Related Share Option Scheme 1998	$7.93	—	$5.59
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£3.57	£3.62
Americas Employees Share Option Plan 2005	$8.43	—	$8.43

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
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last 4 years, 8 appropriations under the Irish Share Plan, a profit sharing plan, totalling 101,806 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2008 and 11 December 2011, range from £4.47 to £7.06.

27. Borrowings
Classes of drawn debt
The Group’s drawn debt at year-end was comprised of:

	2007			2006			2005
	Amounts	Amounts		Amounts	Amounts		Amounts	Amounts
	due within	due after		due within	due after		due within	due after
	a year	a year	Total	a year	a year	Total	a year	a year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Floating rate debt
EUR Floating rate notes due 2007	—	—	—	404	—	404	—	410	410
Commercial paper	1,302	—	1,302	603	—	603	392	—	392
Bank loans in foreign currencies[1,2]	677	93	770	83	130	213	53	136	189
Bank overdrafts[1]	44	—	44	84	—	84	55	—	55
Other notes maturing 2006-2009	—	—	—	56	—	56	57	63	120
Obligations under finance leases	21	11	32	22	33	55	20	43	63
Other loans	—	—	—	2	—	2	3	—	3

	2,044	104	2,148	1,254	163	1,417	580	652	1,232

Fixed rate debt
5.75% USD notes due 2006	—	—	—	—	—	—	291	—	291
5.75% GBP notes due 2006	—	—	—	—	—	—	250	—	250
5% USD notes due 2007	—	—	—	153	—	153	—	175	175
4.9% CAD notes due 2008	—	—	—	—	142	142	—	162	162
3.875% USD notes due 2008	502	—	502	—	509	509	—	581	581
4.25% EUR notes due 2009	—	440	440	—	403	403	—	410	410
4.875% GBP notes due 2010	—	77	77	—	77	77	—	400	400
5.125% USD notes due 2013	—	501	501	—	508	508	—	581	581
Other notes maturing 2006-2010	37	9	46	54	41	95	93	104	197

	539	1,027	1,566	207	1,680	1,887	634	2,413	3,047

Total gross borrowings	2,583	1,131	3,714	1,461	1,843	3,304	1,214	3,065	4,279
Less:
Obligations under finance leases	(21)	(11)	(32)	(22)	(33)	(55)	(20)	(43)	(63)

Borrowings and overdrafts	2,562	1,120	3,682	1,439	1,810	3,249	1,194	3,022	4,216

[1]	At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2006: £1 million; 2005: £1 million). The security for the borrowings shown above as secured is by way of charges on the property, plant and equipment of Group companies concerned.

[2]	Bank loans in foreign currency includes £15 million of borrowings related to factored receivables (2006: nil; 2005: nil).
Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value. Cash and cash equivalents are categorised as loans and receivables under IAS 39. At year end, there was £142 million cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company.
The Notes listed above are issued out of the Group’s US Debt Programme and Euro Medium Term Notes Programme. Both programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. The Group is currently in compliance with these requirements.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on pages F-50 and F-51.
The Group’s borrowing limit at 31 December 2007 calculated in accordance with the Articles of Association was £14,575 million.

The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These Notes are redeemable at the higher of 100% of the face value of the Notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20-25 basis points respectively.
Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.3% (2006: 5.1%; 2005: 5.1%). The amount of non-interest bearing loans is negligible.
Group undrawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The undrawn committed facilities available to the Group are as follows:

	2007
			Expiring
	Expiring	Expiring	beyond 2 years but
	within 1 year	in 1 to 2 years	less than 5 years
	£m	£m	£m

Partially drawn committed syndicated facilities	800	—	547
Undrawn committed subsidiary facilities	—	—	—

	800	—	547

	2006
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Undrawn committed syndicated facility	—	—	1,000
Undrawn committed subsidiary facilities	71	—	—

	71	—	1,000

	2005
			Expiring
	Expiring	Expiring	beyond 2 years
	within 1 year	in 1 to 2 years	but less than 5 years
	£m	£m	£m

Undrawn committed syndicated facility	—	—	1,000
Undrawn committed subsidiary facilities	110	—	—

	110	—	1,000

The partially drawn committed syndicated facility for £1 billion (undrawn £547 million at 31 December 2007) expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 37.5 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The undrawn committed facility for £800 million expires in 2008. The margin applicable is 17.5 basis points per annum with commitment fees on un-drawn amounts of 4 basis points. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2007 financial year-end the ratio was 7.3 times (2006: 7.0 times; 2005: 6.8 times). These facilities are subject to customary events of default.

27. Borrowings continued
Gross borrowings maturity profile
The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

	2007
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	721	21	1,841	2,583
Between one and two years	14	2	449	465
Between two and three years	1	2	77	80
Between three and four years	1	3	—	4
Between four and five years	76	4	—	80
After five years	1	—	501	502

	814	32	2,868	3,714
Less: amounts due for repayment within 12 months (shown under current liabilities)	(721)	(21)	(1,841)	(2,583)

Amount due for repayment after 12 months	93	11	1,027	1,131

	2006
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	167	22	1,272	1,461
Between one and two years	59	23	683	765
Between two and three years	1	2	412	415
Between three and four years	67	2	77	146
Between four and five years	2	2	—	4
After five years	1	4	508	513

	297	55	2,952	3,304
Less: amounts due for repayment within 12 months (shown under current liabilities)	(167)	(22)	(1,272)	(1,461)

Amount due for repayment after 12 months	130	33	1,680	1,843

	2005
	Bank
	loans and	Finance	Other
	overdrafts	leases	borrowings	Total
	£m	£m	£m	£m

Within one year or on demand	111	20	1,083	1,214
Between one and two years	—	21	706	727
Between two and three years	59	21	781	861
Between three and four years	1	—	420	421
Between four and five years	75	—	400	475
After five years	1	1	579	581

	247	63	3,969	4,279
Less: amounts due for repayment within 12 months (shown under current liabilities)	(111)	(20)	(1,083)	(1,214)

Amount due for repayment after 12 months	136	43	2,886	3,065

Currency profile of borrowings
At 31 December 2007, 54% (2006: 75%; 2005: 84%) of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. The remaining 46% (2006: 25%; 2005: 16%) of the Group’s net borrowings, in the form of overdrafts, commercial paper, bank loans and loan notes, were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the underlying debt.
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:
Fixed rate analysis

	2007
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	—	(100)	(23)	4.9	3.0
Euro	440	4.3	—	147	587	4.1	1.4
US dollar bloc	1,003	4.5	—	151	1,154	4.5	2.9
Others	46	2.4	(34)	—	12	1.0	1.1

	1,566	4.4	(34)	198	1,730	4.4	2.4

Floating rate analysis

	2007
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	161	—	100	825	1,086
Euro	7	—	(147)	(63)	(203)
US dollar bloc	1,887	34	(151)	(564)	1,206
Australia/New Zealand dollars	2	—	—	(126)	(124)
Others	91	—	—	(72)	19

	2,148	34	(198)	—	1,984

Fixed rate analysis

	2006
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	77	4.9	—	(100)	(23)	4.9	4.0
Euro	424	4.2	(20)	135	539	4.1	2.4
US dollar bloc	1,312	4.6	—	357	1,669	4.8	3.0
Australia/New Zealand dollars	4	6.3	(4)	—	—	—	—
Others	70	2.5	(61)	—	9	1.0	2

	1,887	4.5	(85)	392	2,194	4.6	2.8

27. Borrowings continued
Floating rate analysis

	2006
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	74	—	100	172	346
Euro	415	—	(135)	(314)	(34)
US dollar bloc	802	84	(357)	336	865
Australia/New Zealand dollars	3	—	—	(55)	(52)
Others	123	(9)	—	(139)	(25)

	1,417	75	(392)	—	1,100

Fixed rate analysis

	2005
						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	650	5.2	—	(250)	400	5.1	4.0
Euro	443	4.1	(21)	137	559	4.1	3.3
US dollar bloc	1,790	4.8	—	407	2,197	4.9	3.5
Australia/New Zealand dollars	4	6.3	(4)	122	122	5.2	0.6
Others	160	2.3	(150)	—	10	1.0	3.1

	3,047	4.8	(175)	416	3,288	4.8	3.4

Floating rate analysis

	2005
		Effect of			Floating rate
		cross	Effect of	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	—	—	250	593	843
Euro	410	—	(137)	92	365
US dollar bloc	343	189	(407)	(472)	(347)
Australia/New Zealand dollars	76	—	(122)	—	(46)
Others	403	(14)	—	(213)	176

	1,232	175	(416)	—	991

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less). Borrowings are categorised as amortised cost.

28. Financial instruments
Treasury risk management policies
Other than expressly stated, the policies set out below also apply to prior years, and the information provided is representative of the Group’s exposure to risk during the period.
(a) Credit Risk
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
Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. Over year end this policy was breached in respect of one financial institution for a period of six days. The Group is now in compliance with policy and was compliant for the whole of 2007 except for this period.
At the year-end, the Group had currency swaps with a notional value of $32 million with a financial institution with a credit quality lower than that permitted under Group Policy. $1.4 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. There were no significant concentrations of credit exposure at the year-end relating to other aspects of credit. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £3,470 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 34 on Commitments and Contingencies for further details.
The financial assets of the Group which are exposed to credit risk are:

Class

Commodities	2

Trade receivables	952

Interest rate swaps	9

Currency exchange contracts	38

Cash	493

Short-term investments	2

(b) Liquidity Risk
The Group is exposed to liquidity risk due to the possibility that un-forecast situations could give rise to uncertainty amongst lenders resulting in unavailability of uncommitted sources of funds.
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. Consequently the policy seeks to ensure that at all projected net borrowing needs are covered by committed facilities.
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test. At year end the Group was in breach of this policy as only 66% of net debt including undrawn facilities had a maturity of one year or more and only 16% three years or more. The Group’s reliance on short term debt has deliberately increased as part of the planning for the Americas Beverages demerger, as agreed with the Board.
The Company uses maturity analysis and facilities analysis to measure liquidity risk. The Company manages the liquidity risk inherent in this analysis by having very diverse funding sources and committed borrowing facilities that can be accessed to meet liquidity needs.
(c) Market Risk
(i) Currency Risk
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
(ii) Interest Rate Risk
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
The treasury risk management policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current annual average level of net debt. 54% of net debt was at fixed rates of interest at year end (2006: 75%; 2005: 84%). The Group was in breach of policy in respect of fixed rate debt maturing within two and three years. This was agreed with the Board as part of the planning for the Americas Beverages disposal. It is anticipated that the Group will become compliant once its borrowings profile is restructured after the planned demerger of the Americas Beverages business.
(a) Interest rate derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

	2007
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument
£
Receive fixed	100	4.88	—	—	100	—	—	—
Euro
Receive fixed	—	—	—	—	—	—	—	—
Pay fixed	146	3.72	73	73	—	—	—	—
$
Receive fixed	403	3.25	403	—	—	—	—	—
Pay fixed	554	3.66	554	—	—	—	—	—
Other
Receive fixed	34	2.83	34	—	—	—	—	—
Pay fixed	—	—	—	—	—	—	—	—

	2006
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument
£
Receive fixed	100	4.88	—	—	—	100	—	—
Euro
Receive fixed	20	3.86	20	—	—	—	—	—
Pay fixed	135	3.72	—	68	67	—	—	—
$
Receive fixed	919	2.96	510	409	—	—	—	—
Pay fixed	1,276	3.62	715	561	—	—	—	—
Other
Receive fixed	66	2.89	34	32	—	—	—	—

	2005
		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/instrument
£
Receive fixed	250	5.40	150	—	—	—	100	—
Euro
Receive fixed	21	3.86	—	21	—	—	—	—
Pay fixed	137	3.72	—	—	137	—	—	—
$
Receive fixed	1,046	2.96	—	581	465	—	—	—
Pay fixed	1,454	3.62	—	814	640	—	—	—
Other
Receive fixed	155	2.46	58	37	60	—	—	—
Pay fixed	122	5.31	122	—	—	—	—	—
Forward start pay fixed	64	5.85	—	64	—	—	—	—

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
(b) Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2007, the fair value of embedded derivatives was an asset of £0.3 million (2006: £0.5 million; 2005: £1.9 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.
(c) Fair values and sensitivity analysis
Fair values of non-derivative financial assets and liabilities:
The fair values for public debt are based on quoted market prices. For cash and cash equivalents, trade and other receivables, trade and other payables and short-term loans and receivables with a maturity of less than one year the book values approximate the fair values because of their short-term nature. For non-public long-term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table below contains fair values of debt instruments based on clean prices excluding accrued interest.

	2007		2006		2005
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m	£m	£m

Floating rate debt
EUR floating rate notes due 2007	—	—	404	405	410	413
Commercial paper	1,302	1,302	603	603	392	392
Bank Loans in foreign currencies	770	770	213	213	189	184
Bank overdrafts	44	44	84	84	55	55
Other notes maturing 2006-2009	—	—	56	56	120	122
Obligations under finance leases	32	32	55	52	63	64
Other loans	—	—	2	2	3	3

	2,148	2,148	1,417	1,415	1,232	1,233

Fixed rate debt
5.75% USD notes due 2006	—	—	—	—	291	292
5.75% GBP notes due 2006	—	—	—	—	250	252
5% USD notes due 2007	—	—	153	153	175	174
4.9% CAD notes due 2008	—	—	142	143	162	164
3.875% USD notes due 2008	502	503	509	498	581	565
4.25% EUR notes due 2009	440	437	403	403	410	424
4.875% GBP notes due 2010	77	76	77	75	400	399
5.125% USD notes due 2013	501	489	508	496	581	577
Other notes maturing 2006-2009	46	43	95	94	197	197

	1,566	1,548	1,887	1,862	3,047	3,044

Total gross borrowings	3,714	3,696	3,304	3,277	4,279	4,277

The table below presents a sensitivity analysis of the changes in fair value (which all impact the profit and loss) of the Group’s derivatives due to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values. The analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 10% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 10% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.
As at 31 December 2007

	Impact on profit & loss arising from
			10% weakening
		1% decrease	in £ against
		in interest	other
	Fair value	rates	currencies
	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	5	—	—
Currency and interest rate swaps (liabilities)	—	—	—
Interest rate swaps (assets)	4	2	—
Interest rate swaps (liabilities)	(6)	(2)	—
Currency exchange contracts (assets)	38	(2)	5
Currency exchange contracts (liabilities)	(16)	—	(2)
Commodity contracts (assets)	2	—	—
Commodity contracts (liabilities)	(3)	—	—

As at 31 December 2006

	Impact on profit & loss arising from
			10% weakening
		1% decrease	in £ against
		in interest	other
	Fair value	rates	currencies
	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	10	(1)	1
Currency and interest rate swaps (liabilities)	—	—	—
Interest rate swaps (assets)	15	10	2
Interest rate swaps (liabilities)	(19)	(8)	(2)
Currency exchange contracts (assets)	26	—	3
Currency exchange contracts (liabilities)	(16)	—	(2)
Commodity contracts (assets)	3	—	—
Commodity contracts (liabilities)	(5)	—	(1)

As at 1 January 2006

	Impact on profit & loss arising from
			10% weakening
		1% decrease	in £ against
		in interest	other
	Fair value	rates	currencies
	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	12	2	1
Currency and interest rate swaps (liabilities)	(1)	—	—
Interest rate swaps (assets)	26	14	2
Interest rate swaps (liabilities)	(35)	(20)	(3)
Currency exchange contracts (assets)	22	—	4
Currency exchange contracts (liabilities)	(24)	—	—
Commodity contracts (assets)	13	—	1
Commodity contracts (liabilities)	(1)	—	—

For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates, forward foreign exchange and interest rates. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. Financial derivatives are recorded on the balance sheet at fair value with changes in fair value being recognised immediately in the income statement. For 2007 no derivatives were hedge accounted for.

29. Capital and reserves
(a) Share capital of Cadbury Schweppes plc

	2007	2006	2005
	£m	£m	£m

Authorised share capital:
Ordinary shares (3,200 million of 12.5p each)	400	400	400

Allotted, called up and fully paid share capital:
Ordinary shares (2,109 million of 12.5p each)	264	262	260

The Company has one class of ordinary shares which carry no right to fixed income.
During 2007, 14,513,336 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.8 million. There were no other changes in the issued share capital of the Company during 2007.
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

(b) Movements on capital and reserves

			Capital	Hedging and	Acquisition
	Share	Share	redemption	translation	revaluation	Retained
	capital	premium	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m

At 2 January 2005	259	1,098	90	(122)	—	746	2,071
IAS 39 transition balance sheet adjustments	—	—	—	(8)	—	(18)	(26)
Currency translation differences (net of tax)	—	—	—	257	—	—	257
Movement in own shares	—	—	—	—	—	103	103
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	56	56
IAS 39 transfers to income or expense	—	—	—	6	—	—	6
Shares issued	1	37	—	—	—	(1)	37
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	765	765
Dividends paid	—	—	—	—	—	(261)	(261)

At 1 January 2006	260	1,135	90	133	—	1,390	3,008
Currency translation differences (net of tax)	—	—	—	(413)	(3)	—	(416)
Revaluation reserve arising on acquisition of former associate	—	—	—	—	56	—	56
Disposal reversal of exchange in reserves	—	—	—	10	—	—	10
Share of associate reserve movements	—	—	—	—	—	(2)	(2)
Credit from share based payment and movement in own shares	—	—	—	—	—	48	48
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	50	50
IAS 39 transfers to income or expense	—	—	—	(1)	—	—	(1)
Shares issued	2	36	—	—	—	—	38
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	1,169	1,169
Dividends paid	—	—	—	—	—	(272)	(272)

At 31 December 2006	262	1,171	90	(271)	53	2,383	3,688

Currency translation differences (net of tax)	—	—	—	132	—	—	132
Unwind of acquisition revaluation reserve	—	—	—	—	(8)	8	—
Credit from share based payment and movement in own shares	—	—	—	—	—	24	24
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	168	168
IAS 39 transfers to income or expense	—	—	—	—	—	—	—
Shares issued	2	54	—	—	—	—	56
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	405	405
Dividends paid	—	—	—	—	—	(311)	(311)

At 31 December 2007	264	1,225	90	(139)	45	2,677	4,162

29. Capital and reserves continued
At 31 December 2007, the Company held 17 million (2006: 19 million; 2005: 22 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. During 2007, an additional £70 million of the Company’s shares were purchased by the Trust (2006: £50 million).
During 2007, the Company received £56 million (2006: £46 million; 2005: £38 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997.
The hedging and translation reserve comprises £(136) million (2006: £(268) million; 2005: £135 million) relating to all foreign differences arising from the translation of the financial statements of foreign operations and £(3) million (2006: £(3) million; 2005: £(2) million) relating to hedging items.
The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.
30. Minority interests

	2007	2006	2005
	£m	£m	£m

Balance at beginning of year	8	27	21
Exchange rate adjustments	—	(1)	3
Acquisition minority interests	2	—	—
Share of profit after taxation	2	(4)	5
Dividends declared	(1)	(4)	(1)
Share of other movements in equity	—	(1)	—
Purchase of shares from minorities	—	(9)	(1)

Balance at end of year	11	8	27

All minority interests are equity in nature.
As at 31 December 2007, Cadbury Nigeria is in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.

31. Acquisitions
2007 acquisitions
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million have been recognised. The initial acquisition of 96% of Sansei occurred on 19 July with the remaining minority interest being acquired by the year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million have been recognised. On 31 August the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of borrowings related to factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million have been recognised.
In addition, Americas Beverages acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £11 million and provisional goodwill of £4 million have been recognised.
A summary of the net assets and liabilities arising on all acquisitions in 2007 is set out below:

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	126	126
Property, plant and equipment	48	39	87
Inventories	19	—	19
Trade and other receivables	34	(2)	32
Trade and other payables	(49)	(7)	(56)
Borrowings related to factored receivables	(32)	—	(32)
Borrowings	(49)	—	(49)
Deferred tax on non-deductible brands	—	(47)	(47)
Minority interests	(2)	—	(2)
Other	—	1	1

	(31)	110	79
Goodwill			257
Investment in associate			10

			346

Cash consideration			339
Transaction costs			13

Cash paid			352
Net cash acquired			(6)

Net cash paid			346

In 2007, adjustments to goodwill relating to the finalisation of the purchase price allocation of the acquisitions made in 2006 totalled £28 million. These principally related to the finalisation of a deferred tax balance and a provision relating to historical litigation which was finalised within one year from acquisition.

31. Acquisitions continued
2006 acquisitions
Detailed below are the 2006 acquisitions as recognised in the 2006 financial statements. Provisional fair values have been finalised and details are discussed on F-58.
On 2 May 2006, the Group acquired the 55% of Dr Pepper/Seven Up Bottling Group (now Cadbury Schweppes Bottling Group or CSBG) which was not previously owned for £201 million, before assumed net debt of £343 million. The Group acquired CSBG to strengthen the route-to-market of its US beverage business. The total provisional goodwill recognised in 2006 (including amounts previously recorded within associates) was £386 million and represents the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. In addition, separately identifiable intangible assets of £404 million were recognised, principally relating to distribution franchise rights.

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
If the acquisition of CSBG had been completed on the first day of the 2006 financial year, Group revenues would have been approximately £7,815 million and Group profit attributable to equity holders of the parent would have been approximately £1,185 million.
Other 2006 acquisitions
During 2006, the Group also acquired All American Bottling Company for £32 million and Seven Up Bottling Company of San Francisco for £26 million and recognised £23 million of provisional goodwill and £29 million of identifiable intangible assets. These acquisitions further strengthen the route-to-market of the Group’s US beverage business.
In 2005, the Group invested £17 million in a convertible loan note issued by Cadbury Nigeria. In 2006, the loan note was converted into equity. The Group also acquired further shares in Cadbury Nigeria for £1 million, taking the Group ownership to 50.02% . Goodwill of £9 million was initially recognised as a consequence of both transactions. The total goodwill relating to Cadbury Nigeria, including the historical goodwill arising from previous increases in ownership, of £15 million was impaired in 2006 due to the subsequent discovery of the overstatement of the financial position of Cadbury Nigeria.
Other acquisitions in 2006 included South Africa’s leading gum business, from Dan Products (Botswana) (Pty) Ltd, and a further 30% shareholding in Kent, the Turkish confectionery business which took the Group’s total stake in Kent to 95.4% .
The aggregate cash paid in the year (including acquisition costs and spend against acquisition provisions set up at the time of prior year acquisitions) in respect of these other acquisitions was £171 million, on which goodwill of £106 million arose.

31. Acquisitions continued
A summary of the net assets and liabilities that arose on all other acquisitions during 2006 is set out below:

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

The goodwill that arose on the acquisitions of All American Bottling Company and Seven Up Bottling Company of San Francisco was provisional as the fair value of plant and machinery acquired in these two acquisitions was provisional. Fair value adjustments have been finalised in the 2007 accounts. The goodwill recognised on all other acquisitions represents the increased profitability arising from the enhanced route-to-market, enhanced market share in the South African gum market and a greater share of those businesses in which we already had an interest.
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
32. Discontinued operations
There are no discontinued operations in 2007.
In 2005, our beverages business in Europe was classified as discontinued and the disposal completed in 2006. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations. As required by IFRS 5 the following income statement and associated notes for 2006 and its comparatives are presented for the discontinued operations.
(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

	2006	2005
	£m	£m

Revenue	70	725
Trading costs	(67)	(604)
Restructuring costs	—	(15)

Profit from operations	3	106

Profit before financing and taxation	3	106
Finance costs	(5)	(1)

(Loss)/profit before taxation	(2)	105
Taxation	4	(20)
Profit/(loss) on disposal	631	(9)
Tax on profit on disposal	(42)	—
Release of disposal tax provisions	51	—

Net profit attributable to discontinued operations	642	76

Net profit attributable to discontinued operations principally relates to the profit on disposal of Europe Beverages on 2 February 2006 and South African Beverages on 1 August 2006 and their pre-disposal trading result.
The loss on disposal recorded in 2005 relates to transaction costs incurred before the 2005 year end.

(b) Employees and emoluments

	2006	2005
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	10	80
Social security costs	2	19
Share based payments	1	2
Post-retirement benefit costs	—	5

	13	106

	2006	2005

Average employee headcount:
Discontinued operations	309	3,703

(c) Profit from operations is after charging:

	2006	2005
	£m	£m

Research and product innovation	—	3
Depreciation of property, plant and equipment — owned assets	1	18
Maintenance and repairs	—	8
Advertising and promotional marketing	5	79
Impairment in trade receivables	—	1

Auditors’ remuneration
Audit services	—	0.5
	—	0.5

(d) Taxation

	2006	2005
	£m	£m

Current tax — discontinued operations:
— UK	(27)	(19)
— Overseas	(11)	(13)
— Adjustment in respect of prior year	51	1

	13	(31)

Deferred tax — discontinued operations:
— Overseas	—	11
Taxation from discontinued operations	13	(20)

UK tax is calculated at 30% of the estimated assessable profit for the year (2005: 30%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the disposal of Europe Beverages. The prior year adjustment relates to the release of disposal tax provisions. In 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. The original disposal gains, net of tax, were treated as discontinued operations and hence the release of the unutilised provisions has been reported in the same line.
The charge for the year can be reconciled to the profit per the income statement as follows:

2005
%

Tax at the UK corporation rate	30.0
Tax effect of share of results of associates	—
Tax effect of expenses that are not deductible in determining taxable profit	2.9
Tax effect of intangible asset	(12.3)
Tax effect of income not taxable	(0.8)
Tax effect of prior period adjustments	(1.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—
Other tax effects	0.5
Release of disposal provisions	—
Effective tax rate for the year for discontinued operations	19.0

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

The total assets and total liabilities of the discontinued operations are each shown separately and excluded from the individual line items of the balance sheet in 2005. The disposals of the discontinued beverage businesses in Europe and South Africa were completed during 2006. As such at 31 December 2006 there are no remaining assets or liabilities relating to these operations.

(f) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2006	2005
	£m	£m

Net cash flows from operating activities	15	93
Net cash flows from investing activities	(1)	(13)

	14	80

(g) Earnings per share from discontinued operations are as follows:

	Earnings		EPS
	2006	2005	2006	2005
	£m	£m	pence	pence

Reported	642	76	31.0	3.7
Restructuring costs	—	15	—	0.7
Profit on disposal of subsidiaries	(631)	—	(30.5)	—
IAS 39 adjustment — fair value accounting	—	(1)	—	—
Disposal costs	—	9	—	0.4
Effect of tax on above items	42	(14)[1]	2.0	(0.7)
Release of disposal tax provisions	(51)	—	(2.4)	—

Underlying	2	85	0.1	4.1

[1]	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
The diluted reported and underlying earnings are set out below:

	2006	2005
	pence	pence

Diluted reported	30.7	3.7
Diluted underlying	0.1	4.0

Diluted EPS has been calculated based on the reported and underlying earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is included in Note 13.

33. Leasing commitments
(a) Finance leases

	Minimum lease payments			Present value of minimum lease payments
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

On leases expiring:
Within one year	22	25	23	21	22	20
Between one and five years	10	32	44	7	28	42
After five years	4	8	1	4	5	1

	36	65	68	32	55	63

Less future finance charges	(4)	(10)	(5)

Present value of lease obligations	32	55	63

Amount due for settlement within 12 months	21	22	20
Amount due for settlement after 12 months	11	33	43

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
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2007	2006	2005
	£m	£m	£m

Within one year	79	66	52
Between one and five years	199	190	133
After five years	121	124	113

	399	380	298

	2007	2006	2005
	£m	£m	£m

Operating lease expenses charged in the income statement	79	72	57

34. Contingent liabilities and financial commitments
(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2007 being £3,470 million (2006: £3,520 million; 2005: £4,064 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2007 was £2,017 million (2006: £2,658 million; 2005: £3,607 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £3,714 million (2006: £3,304 million; 2005: £4,279 million) and have the same maturity.
(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £7 million (2006: £14 million; 2005: £14 million).
(c)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.
(d)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.
(e)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

35. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

	2007	2006	2005
	£m	£m	£m

Profit for the period
– Continuing operations	407	523	700
– Discontinued operations	—	642	76

	407	1,165	776
Adjustments for:
Depreciation and amortisation	290	270	213
Share of result in associates	(8)	16	(28)
Investment revenue	(55)	(48)	(42)
Finance costs	181	208	231
Restructuring	82	50	(17)
Non-trading items	38	(40)	(25)
Profit on disposal of discontinued operations	—	(631)	9
Post-retirement benefits	5	(1)	7
Additional funding of past service pensions deficit	(48)	(67)	(31)
Taxation	263	202	155
Other non-cash items	57	37	11

Operating cash flows before movements in working capital	1,212	1,161	1,259
(Increase)/decrease in inventories	(61)	(2)	10
Decrease/(increase) in receivables	77	50	(83)
Increase/(decrease) in payables	3	(64)	110

	1,231	1,145	1,296
Interest paid	(193)	(214)	(230)
Interest received	21	28	31
Income taxes paid — excluding disposals	(235)	(256)	(206)
Income taxes paid — disposals	(12)	(83)	—

Net cash from operating activities	812	620	891

36. Group companies

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%
Meito Adams Company Ltd	(a	)	Japan	50%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in Great Britain between Cadbury Ltd, Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a	)	n/a

Europe:
Cadbury España, SL	(a	)	Spain
Cadbury France	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Cadbury Switzerland Faguet & Co	(a	)	Switzerland
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Dandy A/S	(a	)	Denmark
Dirol Cadbury LLC	(a	)	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a	)	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.36%

Americas:
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Adams Colombia	(a	)	Colombia
Cadbury Adams Distribuidora Mexico, SA de CV	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Adams, SA	(a	)	Venezuela
Cadbury Adams USA LLC	(a	)	US (i)
Distribuidora Anahuac, SA de CV	(b	)	Mexico (ii)
Cadbury Beverages Canada Inc	(b	)	Canada
Cadbury Schweppes Bottling Group Inc	(b	)	US
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Distribuidora de Aguas Minerales, SA de CV	(b	)	Mexico (ii)
Dr Pepper/Seven Up, Inc	(b	)	US
Mott’s GP	(b	)	US
Snapple Beverage Corp.	(b	)	US

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Other overseas:
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Enterprises Pte Ltd	(a	)	Singapore
Cadbury India Ltd	(a	)	India	97.58%
Cadbury Japan Ltd	(a	)	Japan
Cadbury Nigeria plc	(a	)	Nigeria	50.02%
Cadbury Schweppes pty Ltd	(a	)(b)	Australia (i) (ii)
Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Finance and holding companies:
Alreford Limited	(c	)	Ireland
Berkeley Re Limited	(c	)	Ireland
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii)
Cadbury Schweppes Americas Inc	(c	)	US
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance plc*	(c	)	Great Britain
Cadbury Schweppes Investments BV	(c	)	Netherlands (i)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
CBI Holdings Inc	(c	)	US (i)
Vantas International Ltd*	(c	)	Great Britain

*	Investment directly held by Cadbury Schweppes plc
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
Trading transactions

	Sales of goods			Purchases of goods
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	55	242	n/a	8	73
EE	n/a	2	41	n/a	10	170
Meito Adams	4	6	5	40	39	36

	Amounts owed by related parties			Amounts owed to related parties
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	n/a	36	n/a	n/a	11
EE	n/a	n/a	5	n/a	n/a	8
Meito Adams	1	1	1	3	3	3

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc — until 2 May 2006
EE — L’Europeenne D’Embouteillage SAS — sold on 2 February 2006
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee. Short term employee benefits expense relating to these individuals was £11 million (2006: £9 million; 2005: £10 million), post retirement benefits expense was £2 million (2006: £2 million) and share-based payments expense was £8 million (2006: £10 million; 2005: £10 million).
38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Average	Closing	Closing	Closing
	2007	2006	2005	2007	2006	2005

US dollar	2.00	1.85	1.82	1.99	1.96	1.72
Canadian dollar	2.15	2.09	2.20	1.98	2.28	2.01
Australian dollar	2.39	2.44	2.39	2.27	2.49	2.34
Euro	1.46	1.47	1.46	1.36	1.48	1.46
South African rand	14.1	12.5	11.5	13.6	13.8	10.9
Mexican peso	21.8	20.0	19.8	21.7	21.1	18.3

39. Events after the balance sheet date
Subsequent to 31 December 2007 the Group completed the sale of its Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market for £58 million in cash. The disposal group of assets were written down to recoverable value in 2007, consequently there is no gain or loss on disposal.
On 11 March 2008 the Group announced that definitive credit agreements had been signed and that the anticipated demerger of Americas Beverages is expected to complete on 7 May 2008, subject to legal and shareowner approvals and satisfaction of financing conditions.
40. Changes and proposed changes to generally accepted accounting principles
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations or cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This may impact the Group should the Group make material acquisitions in the future.
IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.
IAS 1 (Revised), “Presentation of financial statements”, will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The standard is effective for periods beginning on or after 1 January 2009. The Group is currently assessing the impact of this revision on the presentation of the Group’s financial position, results of operations or cash flows.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations or cash flows.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation has not yet been endorsed by the EU.
IFRIC 14, “IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction” provides guidance on assessing the limit in IAS 19, “Employee benefits” on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. IFRIC 14 is effective for annual periods beginning on or after 1 January 2008. This interpretation has not yet been endorsed by the EU. The Group has considered IFRIC 14 when applying the current IAS 19 standard in its 2007 Report and Accounts.