Form 20-F/A
period 2007-12-31
CADBURY PUBLIC LTD CO
filed 2008-08-08
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F/A

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
If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Explanatory Note
This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 originally filed with the Securities and Exchange Commission on April 10, 2008 ("2007 Form 20-F"), is being filed solely for the purposes of amending Exhibits 12.1, 12.2, 13.1 and 13.2. These Exhibits were not previously electronically signed, but are otherwise identical to those now filed.
Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2007 Form 20-F, or reflect any events that have occurred after the 2007 Form 20-F was originally filed.

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