Form 20-F/A
period 2007-12-31
CADBURY PUBLIC LTD CO
filed 2008-08-18
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F/A
(Amendment No.2)

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
This Amendment No. 2 on Form 20-F/A to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 originally filed with the Securities and Exchange Commission on April 10, 2008 (“2007 Form 20-F”), is being filed solely for the purposes of re-signing Exhibits 12.1, 12.2, 13.1 and 13.2. These Exhibits were not originally electronically signed, but are otherwise identical to those now filed.
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