Form 20-F
period 2008-12-31
CADBURY PUBLIC LTD CO
filed 2009-03-31
CIK 744473

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 31 DECEMBER 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934
Commission file number 2-90552
CADBURY
Public Limited Company
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Cadbury House, Sanderson Road, Uxbridge, UB8 1DH
(Address of principal executive offices)
Henry Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge, UB8 1DH
01144 895 615000
01144 895 615001
(Name, address, telephone and facsimile number of Company Contact Person)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered

Ordinary Shares of 10p each	New York Stock Exchange
American Depositary Shares, each representing four	New York Stock Exchange
Ordinary Shares, 10p per Ordinary Share
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
(Title of Class)
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None
(Title of Class)
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2008 was:
1,360,771,906 Ordinary Shares of 10p each
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☐ US GAAP	☑ International Financial Reporting Standards as	☐ Other
issued by the International Accounting Standards
Board
If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the
Registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION

INTRODUCTION
In this Annual Report on Form 20-F (the “Report”) references to the “Company” or the “Group” are references to Cadbury public limited company, and its subsidiaries, except as the context otherwise requires.
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words ”may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward-looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in this 20-F. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, United Kingdom and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward-looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
This Report has been prepared from the Cadbury Report & Accounts 2008, which will be distributed to shareholders on 31 March 2009. The relevant sections of the Report & Accounts 2008 that are responsive to the requirements of Form 20-F have been excerpted and repeated herein. In addition, certain additional information required by Form 20-F that is not included in the Report & Accounts 2008 has been included herein. The Report & Accounts 2008 has been furnished to the Securities and Exchange Commission, or “SEC”, on Form 6-K, dated 31 March 2009.
As described in this Report, during 2008, the Company completed the demerger of its Americas Beverages business. As part of the demerger, a new company, Cadbury plc, was inserted as the holding company above Cadbury Schweppes plc and listed on the London Stock Exchange with a secondary listing on the New York Stock Exchange via an ADR program. Cadbury plc is a successor registrant of Cadbury Schweppes plc for purposes of the Securities Exchange Act of 1934, as amended. Information regarding the Group prior to May 2008, including the financial information contained in this report, is that of Cadbury Schweppes plc.
PART I
ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3: KEY INFORMATION
Selected Financial Data
The selected financial data as at 31 December 2008 and 2007 and for each of the years in the three year period ended 31 December 2008 set forth below has been derived from the audited consolidated financial statements included herein. The selected financial data as at 31 December 2006, 1 January 2006 (“2005”), 2 January 2005 (“2004”) and for the years ended 1 January 2006 (“2005”) and 2 January 2005 (“2004”) set forth below have, with the exception of the reclassification of the discontinued operations (as described below), been derived from our audited financial statements for the respective periods, which are not included herein.
IFRS Financial Record

	2008		2007		2006		2005		2004
Income Statement	£m		£m		£m		£m		£m

Continuing Operations

Revenue	5,384		4,699		4,483		4,295		3,990
Trading costs	(4,803)		(4,258)		(4,071)		(3,799)		(3,576)
Restructuring costs	(194)		(165)		(107)		(62)		(110)
Non-trading items	1		2		23		5		17

Profit from operations	388		278		328		439		321
Share of result in associates	10		8		(15)		13		11

Profit before financing and taxation	398		286		313		452		332
Investment revenue	52		56		50		45		51
Finance costs	(50)		(88)		(119)		(174)		(196)

Profit before taxation	400		254		244		323		187
Taxation	(30)		(105)		(68)		24		11

Profit for the period from continuing operations	370		149		176		347		198
Discontinued operations[1]
(Loss)/profit for the period from discontinued operations	(4)		258		989		429		349

Profit for the period	366		407		1,165		776		547

Attributable to:
Equity holders of the parent	364		405		1,169		765		525
Minority interests	2		2		(4)		11		22

	366		407		1,165		776		547

Earnings per share
From continuing and discontinued operations
Basic	22.6	p	19.4	p	56.4	p	37.3	p	25.9	p
Diluted	22.6	p	19.2	p	55.9	p	36.9	p	25.7	p
From continuing operations
Basic	22.8	p	7.0	p	8.7	p	16.4	p	8.7	p
Diluted	22.8	p	7.0	p	8.6	p	16.2	p	8.6	p
Earnings per ADR[2]
From continuing and discontinued operations
Basic	90.4	p	77.6	p	225.6	p	149.2	p	103.6	p
Diluted	90.4	p	76.8	p	223.6	p	147.6	p	102.8	p
From continuing operations
Basic	91.2	p	28.0	p	34.8	p	65.6	p	34.8	p
Diluted	91.2	p	28.0	p	34.4	p	64.8	p	34.4	.p

[1]	The Group’s beverage businesses in Europe and South Africa were sold in 2006. In 2008 the Group completed the demerger of the Americas Beverages business and announced it had entered into a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the Group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. All of these businesses have been classified as discontinued operations and the 2004 to 2007 financial information has been re-presented accordingly.

[2]	Each ADR represents four ordinary shares.

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Cash Flow Statement

Net cash from operating activities	469	812	620	891	745
Net cash (used in)/generated from investing activities	(831)	(567)	522	(308)	(195)
Net cash (used in)/generated from financing activities	(31)	14	(1,212)	(592)	(539)

Net (decrease)/increase in cash and cash equivalents	(393)	259	(70)	(9)	11
Opening net cash and cash equivalents	449	186	276	284	275
Effect of foreign exchange rates	43	4	(20)	4	(2)
Less: Net cash and cash equivalents included in discontinued operations	—	—	—	(3)	—

Closing net cash and cash equivalents [1]	99	449	186	276	284

Balance Sheet

Assets employed
Goodwill	2,288	2,805	2,487	2,299	2,352
Acquisition intangibles	1,598	3,378	3,261	3,200	3,261
Software intangibles	87	149	155	149	144
Property, plant and equipment	1,761	1,904	1,664	1,446	1,464
Investments in associates	28	32	22	372	324
Deferred tax assets	181	124	170	123	17
Retirement benefit assets	17	223	—	—	—
Non-current trade and other receivables	28	50	54	70	67
Other investments	2	2	2	2	11
Assets held for sale	270	71	22	945	5
Inventories	767	821	728	713	709
Short-term investments	247	2	126	47	21
Trade and other receivables	1,067	1,197	1,186	1,180	1,150
Tax recoverable	35	41	36	47	30
Cash and cash equivalents	251	493	269	332	325
Derivative financial instruments	268	46	51	67	—

Total Assets	8,895	11,338	10,233	10,992	9,880
Trade and other payables	(1,551)	(1,701)	(1,588)	(1,543)	(1,546)
Tax payable	(328)	(197)	(239)	(237)	(150)
Short-term borrowings and overdrafts	(1,189)	(2,562)	(1,439)	(1,194)	(610)
Short-term provisions	(150)	(111)	(55)	(42)	(67)
Current obligations under finance lease	(1)	(21)	(22)	(20)	(20)
Derivative financial instruments	(169)	(22)	(35)	(61)	—
Liabilities directly associated with assets classified as held for sale	(97)	(18)	(9)	(291)	—
Non-current trade and other payables	(61)	(37)	(30)	(32)	(27)
Borrowings	(1,194)	(1,120)	(1,810)	(3,022)	(3,520)
Retirement benefit obligations	(275)	(143)	(204)	(369)	(485)
Tax payable	(6)	(16)	(5)	(138)	(184)
Deferred tax liabilities	(121)	(1,145)	(1,050)	(954)	(895)
Long-term provisions	(218)	(61)	(18)	(11)	(10)
Non-current obligations under finance leases	(1)	(11)	(33)	(43)	(66)

Net Assets	3,534	4,173	3,696	3,035	2,300

Equity
Equity attributable to equity holders of the parent	3,522	4,162	3,688	3,008	2,071
Minority interest	12	11	8	27	229

Total equity	3,534	4,173	3,696	3,035	2,300

1 Net cash and cash equivalents includes overdrafts of £152 million (2007 £44 million, 2006 £83 million, 2005 £56 million, 2004 £41 million).
Dividends
The interim dividend for 2008 of 5.3 pence per ordinary share was paid on 17 October 2008. The interim dividend for American Depositary Receipts (“ADRs”) of $0.4195 per ADR was paid on 17 October 2008. The proposed final dividend for 2008 of 11.1 pence per ordinary share was announced by the Directors on 25 February 2009 and, subject to approval at the Annual General Meeting, will be paid on 22 May 2009 to those shareholders and ADR holders who are on the register at the close of business on 24 April 2009.

The Group’s previously listed parent entity, Cadbury Schweppes public limited company, paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to owners of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareholders’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates.
The dividends for holders of ADRs are paid to ADR holders on the same date as to ordinary shareholders, giving ADR holders equal treatment to ordinary Shareholders. The dividend conversion rate was set as at the rate of the US dollar against pound sterling on 24 February 2009, being the date that the Annual Report and Accounts 2008 and full year press release were approved by the Board.
Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amount of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareholders which is applicable to the Company.
The tables below detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the Noon Buying Rate on each of the respective payment dates or the latest practical date for the proposed 2008 final dividend.
Dividend Rates per Ordinary Share

Financial Year	2008		2007	2006	2005	2004

Pence per ordinary share
Interim	5.30		5.00	4.10	4.00	3.80
Final	11.10	(a)	10.50	9.90	9.00	8.70

Total	16.40		15.50	14.00	13.00	12.50

(a)	To be paid on 22 May 2009 to ordinary shareholders (assuming shareholder approval)
Dividend Rates per ADR

Financial Year	2008	2007	2006	2005	2004

£ per ADR
Interim	0.21	0.20	0.16	0.16	0.15
Final	0.44	0.42	0.40	0.36	0.35

Total	0.65	0.62	0.56	0.52	0.50

US Dollars per ADR
Interim	0.42	0.41	0.30	0.28	0.27
Final	0.63	0.84	0.77	0.63	0.63

Total	1.05	1.25	1.07	0.91	0.90

(a)	To be paid on 22 May 2009 to ADR holders (assuming shareholder approval, conversion rate as at 24 February 2009: £1.00=$1.4401)

Exchange Rates
The table below details information regarding the U.S. dollar and pound sterling exchange rates for the periods presented.

	High	Low
Financial Year (a)	US$	US$	Average (b)

2004	—	—	1.84
2005	—	—	1.81
2006	—	—	1.84
2007	—	—	2.00
2008 September	1.86	1.75	1.80
October	1.78	1.55	1.69
November	1.62	1.48	1.53
December	1.55	1.44	1.49
Full year	—	—	1.84
2009 January	1.53	1.37	1.45
February	1.49	1.42	1.44
March (to 20 March)	1.46	1.38	1.40

(a)	The Company’s financial year ends on 31 December.

(b)	Calculated by using the average of the exchange rates on the last day of each month during the period.
On 31 December 2008, the last dealing day of the Company’s financial year, the noon buying rate for pound sterling was £1.00 = $1.46. On 20 March 2009, the noon buying rate for pound sterling was £1.00 = $1.44. Fluctuations in the exchange rate between pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADRs in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends paid in pounds sterling on the ordinary shares represented by the ADRs.
Risk Factors
Our business, financial condition, results of operations or share price could be materially adversely affected by any or all of the following risks, or by others that we cannot identify.
Risks Related to the Nature of our Business
ACTIONS OF GOVERNMENT ENTITIES OR THE MEDIA IN COUNTRIES WHERE WE OPERATE MAY NEGATIVELY IMPACT OUR OPERATIONS OR INCREASE OUR COST OF DOING BUSINESS
The Group is at risk from significant and rapid change in the legal systems, regulatory controls, and custom and practices in the countries in which we operate. These affect a wide range of areas including the composition, production, packaging, labelling, distribution and sale of the Group’s products; the Group’s property rights; our ability to transfer funds and assets within the Group or externally; employment practices; data protection; environment, health and safety issues; and accounting, taxation and stock exchange regulation and involve actions such as product recalls, seizure of products and other sanctions. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of the Group.
Political developments and changes in society, including increased scrutiny of the Group, our businesses or our industry, for example by non-governmental organisations or the media, may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practices.
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
A FAILURE OF OUR CONTROLS IN ONE OR MORE COUNTRIES WHERE WE OPERATE COULD ADVERSELY IMPACT OUR RESULTS
The Group is exposed to control and other risks inherent in a business which operates in many countries. A failure of control in one or more countries may materially adversely affect the performance or financial condition of the Group as a whole. Approximately one-third of the Group’s revenues are generated in emerging markets, which have less developed political, legal and regulatory systems which are at higher risk of failure than those of developed markets. Any failure may have a materially adverse impact on the Group’s performance or financial condition.

DISRUPTION IN OUR MANUFACTURING AND DISTRIBUTION SYSTEMS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MAKE AND SELL PRODUCTS AND HAVE A NEGATIVE IMPACT ON OUR REPUTATION, PERFORMANCE OR FINANCIAL CONDITION
The Group is at risk from disruption of a number of key manufacturing and distribution assets and systems on which we increasingly depend. The functioning of the Group’s manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond the Group’s control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. There is a risk that incident management systems in place may prove inadequate and that any disruption may materially adversely affect the Group’s ability to make and sell products and therefore materially adversely affect our reputation, performance or financial condition.
INCREASED COMPETITION OR CONCENTRATION OF OUR CUSTOMER BASE COULD LEAD TO INCREASE PRICING PRESSURE AND DECLINING MARGINS
Increased competition in the markets in which we operate may materially adversely impact the Group’s performance and financial condition. The confectionery industry is highly competitive. The Group competes with other multinational corporations which also have significant financial resources. There is increasing consolidation among our competitors. The Group may be unable to compete effectively if our competitors’ resources are applied to change areas of focus, enter new markets, reduce prices, or to increase investments in marketing or the development and launch of new products. The Group is also at risk from the trend towards consolidation of the retail trade, which has led to a greater concentration of our customer base and which may result in increased pricing pressure from customers and adversely impact the Group’s sales and margins.
SHIFTS IN CONSUMER DEMAND FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR SALES
Consumer demand for the Group’s products may be affected by changes to consumer preferences. The Group may be unable to respond successfully or at reasonable cost to rapid changes in demand or consumer preferences, which may adversely affect its performance.
THE KEY RAW MATERIALS THAT WE USE IN OUR BUSINESS COULD BE SUBJECT TO SIGNIFICANT VOLATILITY IN PRICE AND SUPPLY, AND THIS COULD INCREASE OUR COSTS
The Group depends upon the availability, quality and cost of raw materials from around the world, which exposes us to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests. Key raw materials include cocoa, milk, sweeteners, packaging materials and energy, some of which are available only from a limited number of suppliers. A failure to recover higher or shortfalls in availability or quality could materially adversely impact the Group’s performance.
BECAUSE OUR RETIREMENT BENEFIT PLANS ARE FUNDED THROUGH INVESTMENTS IN VOLATILE CAPITAL MARKETS, WE COULD EXPERIENCE A SHORTFALL IN FUNDING OF RETIREMENT BENEFITS, WHICH WOULD SIGNIFICANTLY ADVERSELY AFFECT OUR FINANCIAL POSITION
The Group is at risk from potential shortfalls in the funding of our various retirement and healthcare benefit schemes. The liabilities of these schemes reflect the Group’s latest estimate of life expectancy, inflation, discount rates and salary growth which may change. These schemes are generally funded externally under trust through investments in equities, bonds and other external assets, the values of which are dependent on, among other things, the performance of equity and debt markets, which can be volatile. Changes in the value of the assets or liabilities of these schemes and therefore their funding status may require additional funding from the employing entities and may adversely impact the Group’s financial condition.
UNFAVORABLE GENERAL ECONOMIC CONDITIONS IN COUNTRIES WHERE WE OPERATE COULD NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE
Unfavorable general economic conditions, such as a recession or economic slowdown in one or more of our major markets, could negatively affect consumer demand for our products. Consumer spending is generally affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs and consumer confidence generally, all of which are beyond our control.

Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower. Consumers may seek to reduce discretionary spending by foregoing purchases of confectionery products or by shifting away from our products to lower-priced products offered by our competitors. Softer consumer demand for our products could reduce our sales and profitability. In addition, the disruption in the credit markets could impact our ability to manage normal commercial relationships with our customers, supplies and creditors. If the current economic situation deteriorates significantly, our business could be negatively impacted due to supplier or customer disruptions resulting from tighter credit markets or other economic factors.
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
The Group’s operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Group in terms of raw material and product supply, new products and sales and marketing programme development, technology, funding and support services. Any underperformance or failure to control properly the Group’s operations in one country could therefore impact the Group’s businesses in a number of other countries and materially adversely impact the performance or financial condition of other business units or the Group as a whole.
OUR PRODUCTS COULD BECOME CONTAMINATED, WHICH COULD BE EXPENSIVE TO REMEDY, CAUSE DELAYS IN MANUFACTURING AND ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION
Despite safety measures adopted by the Group, our products could become contaminated or not meet the required quality or safety standards. The Group uses many ingredients, and there is a risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be costly and impact the Group’s reputation and performance.
THE FAILURE OF THIRD PARTIES TO WHOM WE HAVE OUTSOURCED BUSINESS FUNCTIONS COULD ADVERSELY AFFECT OUR REPUTATION AND FINANCIAL CONDITION
The Group is increasing the use of outsourcing arrangements with third parties, notably in information technology, manufacturing, finance and human resources operations. While the Group has benefited from the expertise of these third parties, we are at risk from failures by these third parties to deliver on their contractual commitments, which may adversely impact our reputation and performance, and increase its costs.
WE DEPEND ON OUR SUBSTANTIAL INTELLECTUAL PROPERTY RIGHTS AND A CLAIM OF INFRINGEMENT COULD REQUIRE US TO EXPEND SIGNIFICANT RESOURCES AND, IF SUCCESSFUL, COULD ADVERSELY AFFECT OUR BUSINESS
The Group has substantial intellectual property rights and interests which are important to the Group and may require significant resources to protect and defend. The Group may also infringe others’ intellectual property rights and interests and therefore be required to redesign or cease the development, manufacture, use and sale of our products so that they do not infringe others’ intellectual property rights. This may require significant resources or not be possible. The Group may also be required to obtain licenses to infringed intellectual property, which may not be available on acceptable terms, or even at all. Intellectual property litigation by or against the Group could significantly disrupt the Group’s business, divert management’s attention, and consume financial resources, and therefore have a materially adverse impact on the reputation, performance and financial condition of the Group.

Risks related to the implementation of the Group’s strategy and its change and restructuring programmes
WE CAN OFFER NO ASSURANCES REGARDING THE ULTIMATE EFFECT OF THE SEPARATION OF OUR BEVERAGES BUSINESSES
The demerger of Americas Beverages was completed in May 2008. In December 2008 we announced an agreement to sell Australia Beverages, the Group’s last remaining beverage business, subject to certain conditions. As a result of becoming a “pure play” confectionery business, the Group will be more susceptible to the risks inherent in that business.
THERE CAN BE NO GUARANTEE THAT THE GROUP’S VISION INTO ACTION PLAN WILL DELIVER IMPROVEMENTS IN BUSINESS PERFORMANCE AND THE IMPLEMENTATION OF THE PLAN MAY DISRUPT THE GROUP’S BUSINESS
We are pursuing a strategy called Vision into Action, which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. This plan includes gross reductions of approximately 15% in the number of factories, material changes to the Group’s supply chain configuration, and to the structure and operation of other Group Functions. These changes increase the risk of significant disruption to the Group’s business, which may occur, for example, through defective execution of the Vision into Action plan, unforeseen events, or workforce actions.
The Group expects to incur restructuring charges of approximately £450 million through 2011 (of which around £50 million is expected to be non-cash) and invest around £200 million of capital expenditure behind the ‘Vision into Action’ plan. There can be no guarantee, however, that this investment, or the Group’s other or subsequent investments, will deliver the anticipated improvements in business performance.
RISKS INHERENT IN THE ACQUISITION OR DISPOSAL OF BUSINESSES AND BRANDS MAY HAVE AN ADVERSE IMPACT ON THE GROUP’S BUSINESS OR FINANCIAL RESULTS
From time to time the Group may make acquisitions and disposals of businesses and brands. The rationale for them may be based on incorrect assumptions or conclusions and they may not realise the anticipated benefits or there may be other unanticipated or unintended effects. Additionally, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. These factors may materially adversely impact the performance or financial condition of the Group.
WE ARE EXPOSED TO MARKET RISKS SUCH AS INTEREST RATE AND EXCHANGE RATE RISKS ARISING FROM OUR INTERNATIONAL BUSINESS
The main financial risks facing the Group are fluctuations in foreign currency, interest rate risk, availability of financing to meet the Group’s needs and default by counterparties. Any of these financial risks may materially adversely impact the performance or financial condition of the Group. A detailed discussion of the Group’s financial risks can be found on pages 52 to 56.
ITEM 4: INFORMATION ON THE COMPANY
The legal and commercial name of the Company is Cadbury Public Limited Company. The Company was incorporated on 7 February 2008 and is registered under the laws of England and Wales as a public limited company. Its registered number is 6497379. Its principal executive offices are located at Cadbury House, Sanderson Road, Uxbridge, England, UB8 1DH, (telephone +44 895 615000). The legislation under which the Company operates is the Companies Acts 1985 and 2006, as amended (the “Companies Act”).
References to the Group, Cadbury, and Americas Beverages throughout this document are defined as follows:
For periods prior to 2 May 2008, the term Group refers to the group of subsidiary and associated companies headed by Cadbury Schweppes plc. From 2 May 2008, the term refers to the group of subsidiary and associated companies headed by Cadbury plc.
Cadbury means the Cadbury group.
The Group operated through four regions: Britain, Ireland, Middle East and Africa (BIMA); Europe; Americas; Asia Pacific and the Central functions, which collectively, are the Cadbury plc continuing group as it exists at the present date, and it’s discontinued beverages businesses.

Americas Beverages is the non-alcoholic beverage business in the United States, Canada, and Mexico, which became Dr Pepper Snapple Group, Inc. (or DPS) following its demerger from the Group on 7 May 2008.
The Group’s current principal business is confectionery. Following the acquisition of Wrigley by Mars, we are now the second biggest confectionery business by revenue, with broad participation across its three categories of chocolate, gum and candy and by geography. In December 2008, the Group announced the sale of the Australian Beverages business.
Demerger
In March 2007, the Group announced that each of the Confectionery and Americas Beverages businesses had the appropriate platforms to deliver enhanced shareholder returns from being focused, stand-alone businesses.
On 10 October 2007, the Group announced that it had decided to focus on a demerger of its Americas Beverages business through a listing on the New York Stock Exchange. The business was renamed Dr Pepper Snapple Group, Inc. (DPS).
On 2 May 2008 Cadbury plc was inserted as a new holding company above Cadbury Schweppes plc and listed on the London Stock Exchange with a secondary listing on the New York Stock Exchange via an ADR programme. On 7 May 2008 DPS was demerged and listed on the New York Stock Exchange.
Comparative statements
In this Report, Cadbury makes certain statements with respect to its market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor, and are accurate to the best of the knowledge and belief of Cadbury.
Origins
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppes in 1783, and the opening of a shop which sold cocoa products by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes.
In the last 26 years, Cadbury significantly changed its geographic and product participation in the confectionery and beverages markets, mainly through a programme of business purchases and sales. In 1997, the Group adopted its ‘Managing for Value’ philosophy with the aim of delivering superior returns for its shareholders. The Group subsequently made disciplined capital allocation decisions focused on the two growing and profitable markets of confectionery and beverages, and refined its portfolio through an active acquisition and disposal programme, which improved its participation in its chosen markets and strengthened its competitive position. Through a series of disposals of its beverages business around the world, the Group has now re-focused on being a pure confectionery group.
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
The world of confectionery
All market information in this report is sourced from Euromonitor unless otherwise specified.
Explaining Cadbury’s markets
With over $150 billion of retail sales globally in 2008, confectionery is a large market. It is in fact the fourth largest segment in packaged foods – a global market worth an estimated $1,800 billion.
An attractive market
The confectionery market has grown steadily over the past five years at a rate of 5% (compound annual growth rate). Growth in developed markets, which represent around 60% of the total by value, has been at around 3% p.a. whereas growth in emerging markets, the remaining 40%, has been strong at around 10% p.a.
Innovation is a major driver of growth in developed markets where premium and ‘better-for-you’ products are prevailing themes.
The faster pace of growth in emerging markets can be attributed to higher population growth rates and rising levels of prosperity, which has increased demand for affordable luxuries and treats.
Established brands play an important part in the world of confectionery, with a relatively low penetration of private label. The share of private label products has been stable at 4% for the last five years.
Confectionery products are sold through a wide range of outlets which vary from market to market. The share of the impulse channel – outlets where product is bought on impulse from display rather than as part of planned shopping – is roughly 40% in developed markets and is greater in some emerging markets.
Category dynamics vary
Overall, the confectionery market is relatively fragmented. Even after the merger of Mars and Wrigley, the top five players account for only 42% of the market.
Chocolate represents the biggest segment in the category with a 55% share in value and has been growing at a rate of 6% in the last four years. Chocolate is mainly a regional business where consumers seek a particular taste in each market. This brings about fragmentation in the market as well as complexities in production. The top five producers account for 50% of the global market, and there is scope for rationalisation.

Gum, with a 14% share in confectionery sales, is the fastest growing segment at 7%, led by innovation and marketing. This is the most consolidated segment with the top two players, Wrigley and Cadbury, accounting for over 60% of the market. Gum ‘travels well’ and well-run global businesses can generate good economies of scale. Innovation and formulation are also important barriers to entry to new competition.
Candy is the most fragmented confectionery segment with a proliferation of local brands and growth around 4%. The top five players represent only a quarter of global confectionery sales. Functional candy such as cough drops, indulgent candy such as premium toffees and natural products without artificial colours or sweeteners, have been drivers of market growth.
Main trends in confectionery
“Health has had a major influence on the confectionery market as a whole, but despite that, chocolate has not seen a significant decline in demand.
Sugar confectionery has adapted to ‘healthier’ requirements, and introduced natural colours and flavours which have continued to drive consumption. In chocolate, innovation has concentrated on the introduction of dark varieties, new flavours (e.g. lavender, chilli) and functional chocolates, but the key drivers such as comfort eating, premiumisation and indulgence dominate.
The impact of rising cocoa prices will continue to drive innovation in portion size and bite size products, but volume sales of premium confectionery will decline as consumers look to trade down.”
An independent opinion from Mintel, a leading global supplier of consumer, product and media intelligence
Cadbury – One of the leading global confectionery businesses
Cadbury is the second largest confectionery company with a 10.5% share of the global market. This ranking is underpinned by no. 1 and no. 2 market positions in over 20 of the world’s 50 largest confectionery markets by retail value. Markets where Cadbury has a no. 1 and no. 2 market position accounted for approximately three-quarters of Cadbury’s revenue in 2008.
Cadbury’s brand portfolio
Cadbury has developed a global portfolio of brands which have improved in value over time through innovative product extensions and introductions into new markets. The Group’s brands include many global, regional and local favourites.
Cadbury’s chocolate business is built on regional strengths, including strong market positions in the UK, Ireland, Australia, New Zealand, South Africa and India. The largest brand in chocolate is Cadbury Dairy Milk: other key brands are Creme Egg, Flake, and Green & Black’s.
Cadbury has a no. 2 position in gum, Trident being the largest brand in the portfolio as well as the largest gum brand in the world. This position is built on strong market shares in the Americas, in Europe (including France, Spain and Turkey) and in Japan, Thailand and South Africa. Other major brands include Hollywood, Stimorol, Dentyne, Clorets and Bubbaloo.
Halls is the largest candy brand in the world, and accounts for approximately one-third of Cadbury’s candy revenue. Halls and other global, regional and local brands such as Maynards, The Natural Confectionery Co. and Cadbury Eclairs give Cadbury the no. 1 position in global candy.
Cadbury’s strength in growth markets
In confectionery, Cadbury has the largest and most broadly spread emerging markets business amongst its peers. In 2008 these markets accounted for over one-third of our confectionery revenue and 60% of our revenue growth. In the last five years, Cadbury’s emerging markets confectionery businesses grew on average by 12% p.a. on a like-for-like basis. Emerging markets will continue to be a key point of focus for the Group due to the expectation of higher product growth rates than the developed markets as living standards continue to rise in emerging markets.

Gum is the fastest growing category within confectionery with a 7% p.a. value growth rate over the last four years. Gum accounts for 33% of Cadbury’s revenues, a relatively high ratio compared to gum’s share in the global market of 14%.
‘Better-for-you’ confectionery, including products such as fortified/functional confectionery, and reduced-sugar confectionery grew by 11% p.a. from 2002–2007, compared with 5% growth for confectionery as a whole. Cadbury’s ‘wellness’ sub-category accounts for around 30% of revenue which compares favourably with 17% for the market. ‘Wellness’ is a focus for management as increased consumer attention on diet, health and fitness is expected to drive above average growth for ‘wellness’ products. Consumer choice is also one of the key elements of our approach to responsible consumption led by our innovative ‘Be Treatwise’ programme which is outlined on page 22.
Confectionery resilience in an environment of economic slowdown
“During the last recession in the UK, the confectionery market value grew as demand remained strong. Sugar confectionery grew slightly more than chocolate.
Chocolate remains an affordable and permissible treat, and with more time spent at home, sharing packs of all confectionery will prosper.
The big seasonal occasions (Christmas, Easter, and Valentines) will see strong sales, and premium chocolate on these occasions will benefit from consumers trading down from other gifts.
Prospects remain positive for sugar confectionery and gum.”
An independent opinion from Mintel, a leading global supplier of consumer, product and media intelligence
Evolving our organisation

This year, we have also taken the opportunity to simplify and strengthen further the organisational structure of the business. From 2003 to 2008 the confectionery business was run using a regional structure, with strong leadership to drive strategic change and build strong commercial functions. Since the introduction of our global categories in 2006 for Chocolate, Gum and Candy, we are increasingly managing our commercial strategies on a global basis and driving in-market execution at a business unit level.
Reflecting these operational developments, and with the established strategic programme firmly embedded in the business units, we have taken the decision to remove the regional level from 2009 onwards and directly manage the seven underlying business units and the strong global functional leadership. This transition and the evolution of our structure are explained in more detail on page 19.
The Vision into Action (“VIA”) programme

In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and regional SG&A and supply chain costs. Consequently, over the 2007 to 2011 period, around 15% of our manufacturing sites around the world are expected to be closed and it is anticipated that headcount will also be significantly reduced as a result.
Our businesses described
The changes to our organisation model described below were implemented from the start of 2009. Our results and performance have been reported on the basis the business was managed in 2008 – by the four regions, together with our discontinued beverage activities.
This section sets out the four regions and the seven business units that they will become in 2009. Details of the operating performance of our businesses can be found in the financial review.

Europe Region

	2008	% of Group Total[1]

Revenue	£1,097m	20%
Underlying profit from operations[2]	£115m	16%
Underlying operating margin	10.5%	—%
Profit from operations	£44m	8%

In 2008, Europe was managed as a single operating region

1 Excludes Central
2 For an explanation of underlying profit from operations, see pages 32-34. For a reconciliation to profit from operations, see page F-7, “Segmental reporting.”
Main markets: France, Turkey, Russia, Poland, Spain, Denmark, Greece, Portugal, Romania, Netherlands, Switzerland, Sweden, Norway, Belgium
Main brands: Trident, Halls, Hollywood, Stimorol, Dirol, Wedel, Carambar, Jelibon, Kandia, Poulain
We have significant gum and candy businesses in Europe, with excellent gum market shares in the majority of Western Europe, Scandinavia, Turkey and Russia. Our chocolate businesses are concentrated in Poland, Russia and France.
Our biggest European operating unit is in France, where we sell gum under the Hollywood brand; candy, under the La Pie Qui Chante and Carambar brands; and chocolate, mainly under the Poulain brand. Our gum and candy brands, with market shares of 43% and 17%, respectively, give us a good footing in the French market, the world’s eighth largest confectionery market.
The successful integration of Intergum, acquired in August 2007, makes Turkey our second largest operating unit in Europe and puts Cadbury at second position in the overall confectionery market, behind a local chocolate player in 2008. We took significant steps to transform our route-to-market in Turkey in order to capitalise on our market shares there — over 50% in both gum and candy.
In gum, we have additional strong market positions, commanding around a third of the market or more, in Denmark, Portugal, Greece, Switzerland, Spain, Sweden, Belgium, Netherlands, Norway and Russia. Our gum products are sold under the Trident brand in Spain, Portugal as well as under the Stimorol and V6 brands in Switzerland, Denmark, Belgium and Sweden and the Dirol brand in Russia.
In candy, we sell Halls in nearly all of our main markets in addition to our local candy brands.
We sell chocolate in Poland under the Wedel and Cadbury brands and command an 18% market share.
BIMA Region

	2008	% of Group Total[1]

Revenue	£1,645m	31%
Underlying profit from operations[2]	£173m	23%
Underlying operating margin	10.5%	—%
Profit from operations	£107m	19%

In 2008, the BIMA region was managed as a single operating region. From 2009, this region will be managed as two separate business units: Britain and Ireland; and Middle East and Africa.

1	Excludes Central

2	For an explanation of underlying profit from operations, see pages 32 – 34. For a reconciliation to profit from operations, see page F-7, “Segmental reporting.”

Britain and Ireland Business Unit	2008	2008 Share of revenue

Revenue	£1,269m	24%

Main markets: UK, Republic of Ireland
Main brands: Cadbury Dairy Milk, Creme Egg, Flake,Green & Black’s, Crunchie, Bassetts, Maynards, Trebor, Trident, Halls, The Natural Confectionery Co., Eclairs
Britain and Ireland (B&I) is the largest business unit in the Group. The UK, representing the majority of the revenues, has traditionally been a significant chocolate business with a 30% market share. We also have a strong chocolate market position in Ireland with a 42% market share, although Ireland is a considerably smaller market. We sell chocolate principally under the Cadbury and Green & Black’s brands and in 2008, we added two more variants of Cadbury Dairy Milk, Apricot Crumble and Cranberry & Granola, launched Cadbury Creme Egg Twisted and brought Wispa back.
We also have a significant candy business in B&I, with excellent market positions in the UK (26%) and in Ireland (37%). Our candy products trade under brands including Halls, Bassetts, Maynards, The Natural Confectionery Co. and Trebor. We disposed of the Monkhill business, which principally manufactures sugar confectionery and popcorn for the UK market, in February 2008, as it was non-core.
We have 8 manufacturing sites and 5,700 employees in B&I. As part of our Vision into Action strategic plan, we are reconfiguring the supply chain in this business unit. We plan to close our Somerdale plant in 2010 and transfer its chocolate production to Bournville and a new site which is being built in Poland.

Middle East and Africa Busines Unit	2008	2008 Share of revenue

Revenue	£376m	7%

Main markets: South Africa, Botswana, Swaziland, Namibia, Kenya, Egypt, Lebanon, Morocco, Nigeria, Ghana
Main brands: Cadbury, Halls, Eclairs, Stimorol, Dentyne, Clorets, Trident, Chiclets, Endearmints, Chappies, Bournvita, Tom Tom, Bubba
Cadbury has the leading position in confectionery in Africa through its operations, principally in South Africa, Nigeria and Egypt. While our manufacturing is based in South Africa, Swaziland, Botswana, Namibia, Kenya, Egypt, Lebanon, Morocco, Ghana and Nigeria, our products are sold in the majority of the countries throughout the Middle East and Africa.
The business unit represents only about 7% of Group revenues: however, we believe it has significant growth potential.
South Africa is the largest confectionery market in Africa,and we are the biggest player with a 27% market share. Our chocolate and candy products are sold under the Cadbury and Halls brands. Our share in the gum market stands at 67%, mainly under the Stimorol brand.
Egypt, where we have a 38% overall market share, is a growing market. We are particularly strong in chocolate and gum with brands such as Cadbury and Chiclets.
The Nigerian business sells candy, food beverages and gum. The leading brands include Tom Tom, our biggest selling candy in Africa, Bournvita and Stimorol. The Nigerian operations have gone through significant restructuring since we increased our shareholding to 50.02% and exhibit healthy growth potential.
Americas Region

	2008	% of Group Total[1]

Revenue	£1,631m	30%
Underlying profit from operations[2]	£315m	42%
Underlying operating margin	19.3%	—%
Profit from operations	£296m	54%

In 2008, the Americas region was managed as a single operating region. From 2009, this region will be managed as two separate business units: North America; and South America.

1 Excludes Central
2 For an explanation of underlying profit from operations, see pages 32–34. For a reconciliation to profit from operations, see page F-7 “Segmental reporting.”

North America Business Unit	2008	2008 Share of revenue

Revenue	£1,201m	22%

Main markets: Canada, US, Mexico
Main brands: Trident, Halls, Cadbury, Dentyne, Stride, Chiclets, Bubbaloo, Clorets
Our North America business comprises the US, Canada and Mexico, three of the largest confectionery markets in the world, and extends through Central America and the Caribbean. US and Mexico are primarily gum markets for us, while we also have good candy positions, leading the cough/cold confectionery segment.
The US is the world’s largest confectionery market where 19% of the world’s confectionery is consumed. We have secured the second largest gum share in this market at 34% (source: Nielsen) through innovation and effective marketing since we acquired Adams in 2003. Our products are sold under the Trident, Dentyne, Stride and Bubblicious brands. We also sell candy, Swedish Fish and Sour Patch Kids, in the US and our Halls brand has a 55% market share (source: Nielsen) in the cough/cold segment.
We are the market leader in confectionery in Canada, the world’s 11th largest market, with a 20% market share. We sell chocolate under the Cadbury brand and we are one of the four big players in chocolate with a 14% share. In gum, we have a strong position, the main brands being Trident, Dentyne, Stride and Bubbilicious. Our market leadership in candy (21%) is supported by our Maynards and Halls brands.
We are the largest confectionery player in Mexico and have over 80% market share in both gum and cough candy (source: Nielsen). Gum is sold mainly under the Trident, Clorets Bubbaloo and Chiclets brands, and candy under the Halls brand.

South America Business Unit	2008	2008 Share of revenue

Revenue	£430m	8%

Main markets: Brazil, Argentina, Venezuela, Colombia
Main brands: Trident, Halls, Bubbaloo, Chiclets, Beldent
Cadbury has businesses in Brazil, Argentina, Venezuela, Colombia and Peru, all of which are amongst the world’s 50 largest markets and also in Ecuador, Bolivia, Chile, Uruguay and Paraguay. We have the leading position in South America with a market share of nearly 20%, with core strengths in gum and candy.
Confectionery is sold mainly in the impulse channel in South America through a large universe of small shops and kiosks. Cadbury has built a broad and deep route to market which enables it to reach consumers effectively.
Brazil is the 7th largest confectionery market in the world and our largest operating unit in South America. We have a 75% market share in gum with brands such as Trident, Chiclets and Bubbaloo.
Argentina is another sizable market where we have excellent market shares: 55% in gum and 24% in candy. Gum is sold mainly under the Beldent, Bazooka and Bubbaloo brands and candy, mainly under the Halls brand.
We have similarly strong gum positions in Venezuela and Colombia with our Trident and Chiclets brands as well as solid market shares in candy with Halls.

Asia Pacific Region

	2008	% of Group Total[1]

Revenue	£1,002m	19%
Underlying profit from operations[2]	£143m	19%
Underlying operating margin	14.3%	—%
Profit from operations	£106m	19%

In 2008, Asia Pacific region was managed as a single operating region. From 2009, this region will be managed as two separate business units.

1 Excludes Central
2 For an explanation of underlying profit from operations, see pages 32–34. For a reconciliation to profit from operations, see page F-7, “Segmental reporting.”

Asia Business Unit	2008	2008 Share of revenue

Revenue	£337m	6%

Main markets: India, Malaysia, Thailand and China
Main brands: Cadbury Dairy Milk, Bournvita, Halls, Eclairs/Choclairs, Clorets, Dentyne
India is our biggest operation in Asia where we have a strong legacy Cadbury presence. The business has by far the largest share of the chocolate category and also markets candy under the Eclairs and Halls brands; Bournvita has a strong presence in Food Drinks. Bubbaloo was introduced in 2007 and has since captured around 10% share of the bubble gum market.
Malaysia is a good example of a total confectionery model in action. In a short span of five years the business has gained a leadership position in chocolate and candy with a strong no.2 position in gum. Equally, Thailand is an important market where we have a 59% share in gum and a 22% share in candy.
China is the world’s 6th largest confectionery market and one where we are seeking to grow our presence through our leading brands — Choclairs and Halls.

Pacific Business Unit	2008	2008 Share of revenue

Revenue	£665m	13%

Main markets: Japan, Australia, New Zealand
Main brands: Cadbury, The Natural Confectionery Co, Boost, Cherry Ripe, Clorets, Recaldent, Halls
We classify our operations in Australia, New Zealand and Japan under the Pacific business unit. In 2008, Australia Beverages was separated from the Australian confectionery operations and classified as a discontinued business. The description and the financial information in this section pertains only to our confectionery operations.
Australia is by far our biggest business in the Pacific and a focus market, followed by Japan and New Zealand. Cadbury has a leading position in Australia with an overall 30% market share. Chocolate is a big part of revenues in Australia and we have the largest market share (39%), mainly with Cadbury Dairy Milk, Cherry Ripe, Boost and a wide portfolio of other chocolate brands. We also have a strong presence in candy with a 21% market share.

Japan is the world’s 5th largest confectionery market. Sansei Foods, which is a Japanese functional candy company we bought in 2007, further strengthened our position in Japan giving us a 5% share in candy. However, our strength in Japan is in gum, and we have a no. 2 position.
While New Zealand is a relatively small market, we are the leader in confectionery with a 41% market share. We sell both chocolate and candy in New Zealand.
Our operations
Managing Cadbury
With over 45,000 employees working across our businesses in over 60 countries, Cadbury is a large and complex organisation. In 2008, we took a major step in simplifying our organisation to improve the ways in which we work.
From 2003 to 2008 the confectionery business was led through a strong regional model to ensure our top-down strategy was consistently implemented around the world. In 2006, we introduced a strong category-led commercial organisation which has progressively been developing its role and impact since.
At the beginning of 2009, we eliminated the regional structure to operate as seven business units and leverage the strengthened category leadership across our markets.
Our Simplified structure
Management
The Cadbury plc Board of Directors is responsible for the overall management and performance of the Company, and the approval of the long-term objectives and commercial strategy. A fuller explanation of the responsibilities of our Board members can be found in the Governance section which begins on page 63.
The Cadbury plc Board of Directors delegates overall operational management to the Chief Executive’s Committee (CEC), which in turn delegates day to day management to the leaders of each business unit and function.
The CEC presently comprises the Chief Executive Officer, leaders of each business unit and function and category representatives. The CEC reports to the Board and is accountable for the management of the Company’s operations and the implementation of strategy. The CEC is also responsible to the Board for driving high level performance of the growth, efficiency, capability and sustainability programmes as well as for resource allocation.
The CEC develops Cadbury’s global business strategy, embracing major strategic commercial decisions, supply chain developments and other major operating issues arising in the normal course of business. This includes reviewing the business units’ and functions’ contracts, and performance relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board, reports to the Board on the sources and uses of funds, cash position and capital structure, and reviews the structure and policy of the Group’s borrowings. The CEC also evaluates foreign exchange, interest rate and other risk management policies and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.
Our Global Functions and Categories
In 2008, the Group was organised into six global functions, as well as the four confectionery regions and the two discontinued beverage businesses. As set out above, from 2009 onwards, we have made changes to this structure and there are now seven global functions.

These changes do not alter the general responsibilities of the functions except for the strengthened categories which will have wider responsibility to develop commercial strategy and influence local execution.
From 2009, our chocolate, gum and candy teams will have greater responsibility for the commercial development of Cadbury
This matrix structure will enable the business units to focus on delivering the Group’s commercial agenda and top-line growth, and allows the functions and categories to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to local commercial interests.
Our Supply Chain team
Our Supply Chain function ensures the reliable supply of products, whether manufactured by the Group or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services, as well as quality and safety of products, and employee safety. Supply Chain is responsible for managing the fixed assets of the Group’s manufacturing facilities and warehouses.
Working with our suppliers
We use a wide range of raw materials in manufacturing our confectionery products, the main ones being cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products (including fresh milk), gumbase, fruit and nuts.
Our supplier base is diverse. Our sustainability review on page 24 sets out some of the initiatives we use to ensure ethical and sustainable sourcing, particularly through our Cadbury Cocoa Partnership. More details can be found online. In addition, our supply chain team develops individual strategies, audit programmes and development plans to help manage risk within our supply base.
Working for our consumers and customers
Our products are impulse in nature and are sold to consumers through many different outlets — including grocery stores, kiosks, canteens and petrol stations. These outlets are typically our direct customers, or buy our products from wholesalers and distributors. In many markets, sales to large grocery multiples account for less than 50% of sales. No single customer accounts for more than 10% of our revenues. We are strengthening our consumer capabilities and customer partnerships, the benefits of which can be seen in our performance in 2008.
Our Commercial and Category team
Our Commercial function, including the three category teams of chocolate, gum and candy, helps facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis, and to achieve this more efficiently, by leveraging the skills and experiences of the wider global team. Commercial defines our category and portfolio strategy; ensures the Group has best-in-class commercial capabilities; partners with other functions such as Science & Technology and Supply Chain in creating innovation; and co-ordinates brand management, consumer insights and global customer strategy.
Our Science and Technology team
The Science & Technology team sets and communicates global technical priorities, establishes and co-ordinates the science agenda and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin our innovation agenda, including longer-term globally applicable development programmes. It also co-ordinates nutrition initiatives as a key element of the Group’s food policy and, together with Group Legal, creates a strategy for the Group’s intellectual property assets.
Our Human Resources and Corporate Affairs teams
The role of the Human Resources function is to improve performance by enhancing the effectiveness of day-to-day working practices, strengthening our people capabilities and developing the quality of their output. Human Resources supports the business in delivering its goals by putting in place the right people for the right job: by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and performance. A widely communicated People Strategy sets out our approach to developing people within Cadbury. Our Corporate Affair activities include Corporate Communications, Public Affairs and CSR.
Our Finance and IT team
Finance and IT are focused on developing a strong business partnership with the commercial operators in the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting the Group’s annual contracts (or budgets). It is also responsible for managing financial communications and the Group’s relationship with the investment community.
Our Legal and Secretariat team
Legal and Secretariat partners and supports the business units and other functions by taking responsibility for a broad range of legal and secretarial activities. These include: corporate governance matters; compliance with US and UK securities regulation and legislation; effective management of the Group intellectual property portfolio; mergers and acquisitions; litigation management; general contract work and incident management.
Our Strategy team
The team focuses on the effective development, approval and communication of a clear strategy to deliver growth and efficiency as set out in our Performance Scorecard, and ensures that our strategy is supported by appropriate capabilities. The Strategy team also supports the CEC in making resource allocation choices that are aligned with our priorities. Potential acquisitions and disposals across the Group are managed by the team.
Our People
Our success depends on the 45,000 skilled, motivated people around the world who create the brands our customers and consumers love. We have a responsibility to provide our employees with a workplace that is safe, fair, respectful, diverse and challenging — one where they can excel.
We are also a highly competitive company, determined to create a strong future for ourselves and our shareholders. Being a responsible employer is critical to being a successful, sustainable business. Nurturing and rewarding colleagues is one of the pillars of sustainability in our VIA plan.
Global standards govern our behaviour
To underpin our performance driven and values led culture, we have established global standards which govern areas including resourcing, diversity, talent management, reward, learning and development, and organisational changes that may impact people and their jobs, including redundancies. Open and honest communication with colleagues and their representatives is critical to the effective implementation of these standards.
83% of employees surveyed said they were proud to work for Cadbury
More details can be found in our online Corporate Social Responsibility report www.dearcadbury.com.

Production assets
As of 31 December 2008 the Group had a total of 67 manufacturing plants (excluding Australia Beverages). There are no encumbrances or environmental issues that we expect will materially affect our utilisation of our properties.

Confectionery

BIMA	21
Europe	18
Americas	8
Asia Pacific	20

Total	67

The Group owns all of the above facilities.
All the facilities are considered to be in a suitable condition, adequate for their purpose and properly utilised according to the individual nature and requirements of the relevant operations. We have a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.
Material properties
The table on this page details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33-100%.

			Production capacity
Location	Principal products	Area in ’000 sq ft	in ’000 tonnes
Bauru, Brazil	Candy and Gum	290	65
Bertrand Avenue, Canada	Candy	189	27
Bournville, UK (part leasehold)	Chocolate	1,766	140
Cali, Colombia	Candy and Gum	178	72
Chirk, UK	Confectionery feedstocks	261	53
Claremont, Australia	Chocolate	300	64
Coolock, Ireland	Chocolate	544	45
Gebze-Kocaeli, Turkey	Gum	1,012	74
Puebla, Mexico	Gum	419	101
Ringwood, Australia	Chocolate	309	52
Rockford, ILL., US	Gum	536	75
Sheffield, UK	Candy	503	53
Skarbimierz, Poland	Gum	200	18
Somerdale, UK	Chocolate	194	91
Tallaght, Ireland	Gum	67	18

Capital Expenditure
See Item 5 “Operating and Financial Review and Prospects” for a description of our capital expenditure.
Marketing, Food, Consumer Trends
Being treatwise
We know everyone has their own approach to enjoying confectionery as part of a balanced lifestyle. Understanding what people are looking for means that we are able to create products and provide information to better fulfil those needs.

We have a 12 Point Action Plan responding to consumer health concerns. This includes:
▪	Global Marketing Code of Practice
▪	Increased product choice, including smaller formats, organic, natural, and reduced sugar and/or fat

▪	Improved nutritional labelling including Guideline Daily Amounts (GDAs)

▪	Encouraging responsible consumption via our ‘Be treatwise’ initiative

▪	Global Director of Nutrition

▪	External Global Nutrition Advisory Panel to provide impartial, expert advice

▪	30+ associated policies and statements
Environment, Health and Safety (EHS)
We recognise our responsibility to help preserve the future of our planet while continuing to create sustainable value for the business. We are determined to reduce the carbon intensity of our global operations and use energy more efficiently as a key part of our commitment to sustainable growth and to help combat climate change. Therefore in June 2007 we launched Purple Goes Green, our environmental strategy which has received much praise and aims to minimise the use of energy, packaging and water through adopting absolute rather than relative targets.
We have in place an integrated EHS policy and standards based on both ISO14001 and OHSAS 18001. Our EHS policy and standards deal with environmental issues related to the manufacturing of our products, water, energy packaging and protection of the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products.
All our manufacturing sites are audited on a rotational basis by our Group EHS Assurance Department and areas of improvement are identified. Some sites are externally audited and certified to IS014001 or OHSAS18001.
Our EHS policies, goals and performance are described in detail in our Corporate and Social Responsibility Report 2008.
Protecting the health and safety of employees is fundamental to our Business Principles. We have a Quality Environment Health & Safety Committee, chaired by our President of Global Supply Chain. This group consists of board level representation and senior leadership from different functions to drive our agenda in this area. The remit of the committee includes quality and food safety. We are implementing additional programmes to strengthen performance.

Our sustainability commitments
Six sustainability commitments underpin our VIA. They have been specifically chosen because they both improve our business performance and our impact on the wider world. Our Board CSR committee, chaired by Lord Patten, oversees our plans to deliver these commitments.

	Sustainability Commitments	2008 Results and Comments
1	Promote responsible consumption	▪ 95% of our products labelled with nutritional information ▪ 55% of our ‘treat’ products labelled with additional ‘responsible consumption’ messages
▪ Global review of our progress on Wellbeing options initiated

2	Ensure ethical and sustainable sourcing	▪ Cadbury Cocoa Partnership celebrates its first anniversary with 100 communities joining. Cadbury plc celebrates 100 years of cocoa trading in Ghana
▪ Sustainable agriculture assessment tool implemented with good progress on sugar, mint and palm oil
▪ Supplier engagement progressing through common industry engagement and self-assessment tool Supplier Ethical Data Exchange (SEDEX)

3	Prioritise quality and safety	▪ Behavioural programme pilots are being rolled out in all business units to strengthen safety leadership behaviours and our safety culture
▪ Excellent progress on Lost Time Injury Frequency Rate (LTIFR) with the Group obtaining the lowest rate in its history
▪ Strengthened incident prevention and investigation strategy

4	Reduce carbon, water use and packaging	▪ 10% reduction in absolute carbon emissions expected by 2011 with a target of 50% by 2020
▪ 17% reduction in water use since 2006 with 33 sites now with reduction programmes in place
▪ 200+ Green Advocates in over 35 countries driving the green agenda

5	Nurture and reward colleagues	▪ 83% of colleagues believe Cadbury is “a great place to work”
▪ Consistently aim to achieve above 75% in our Employee Climate Survey results with 2008 colleague commitment score of 3.35 and engagement score of 3.08 (out of 4)
▪ 19% of executive management are female

6	Invest in communities	▪ 2.3% of pre-tax profit invested in community causes
▪ Global commitment to enable colleague volunteering
▪ Flagship initiatives to address the Millennium Development Goals including: Sarvam, Trident Smiles, Africa Aid, and our HIV/AIDS programme
Cadbury Cocoa Partnership
Sustainable cocoa production is vital to Cadbury’s success. Without cocoa there would be no chocolate. Over the next 10 years we are investing around £45m — guaranteeing a reliable, long-term source of the right quality cocoa, and the right quality of life for those who grow it. The Cadbury Cocoa Partnership is a groundbreaking initiative to support sustainable cocoa growing in Ghana, India, Indonesia and the Caribbean by:
▪	Improving cocoa farmer incomes

▪	Introducing new sources of rural income

▪	Investing in community led development

▪	Working in partnership — grass roots up
We invested £1m in 2008 as a seed fund to establish the programme with annual funding levels planned to rise to £5m from 2010.

Group Companies
Cadbury plc is a holding company that operates through its subsidiaries and associated undertakings, which are set forth below.

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc	(c	)	Great Britain (ii)	20%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%
Meito Adams Company Ltd	(c	)	Japan	50%
Xtrapack Ltd	(c	)	Great Britain (ii)	30%

Details of principal subsidiary undertakings

Operating companies (unless otherwise stated)

United Kingdom:
Cadbury UK (an unincorporated partnership operating in Great Britain between Cadbury UK Ltd, Trebor Bassett Ltd and the Old Leo Company Ltd)	(a	)	n/a

Europe:
Cadbury España, SL	(a	)	Spain
Cadbury France	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Cadbury Switzerland Faguet & Co	(a	)	Switzerland
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Dandy A/S	(a	)	Denmark
Dirol Cadbury LLC	(a	)	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a	)	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.36%

Americas:
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Adams Distribution Mexico, SA de CV	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Adams, SA	(a	)	Venezuela
Cadbury Adams USA LLC	(a	)	US (i)
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Colombia SA	(a	)	Colombia

Other overseas:
Cadbury Adams Thailand	(a	)	Thailand
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Enterprises Pte Ltd	(a	)	Singapore
Cadbury India Ltd	(a	)	India	97.61%
Cadbury Japan Ltd	(a	)	Japan
Cadbury Nigeria plc	(a	)	Nigeria	50.02%
Cadbury Schweppes Pty Ltd	(a)(b	)	Australia
Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Finance and holding companies:
Alreford Ltd	(c	)	Ireland
Berkeley Re Ltd	(c	)	Ireland
Cadbury Holdings Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance plc	(c	)	Great Britain
Cadbury Netherlands International Holdings B.V.	(c	)	Netherlands (i)
Cadbury Schweppes Investments plc	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
CS Confectionery Inc	(c	)	US
Vantas International Ltd	(c	)	Great Britain

*	Investment directly held by Cadbury plc

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

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Explanation of performance analysis
On 7 May 2008, the Group completed the demerger of the Americas Beverages business and in December 2008 announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the Group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. Both of these businesses are classified as discontined and the Income Statement and related notes for 2007 and 2006 have been re-presented, in accordance with IFRS 5, “Non current assets held for sale and discontinued operations”. IFRS requires that the results of these businesses be excluded from revenue, profit from operations, financing and taxation and the after-tax result be shown as a single line item on the face of the Income Statement below taxation, with a corresponding re-presentation of the prior periods. Hence, in the analysis that follows all references to revenue growth, profit from operations growth and profit from operations growth excludes the results of the Americas and Australia Beverages businesses. A separate discussion of the Discontinued operations is presented on page 31.
IFRS requires that the cash flow statement reflects the cash flows of the Group, including discontinued operations, and hence all cash flow analysis, including references to Free Cash Flow (as defined on page 50) include the cash flows relating to the Americas and Australia Beverages businesses.
From 2008, certain confectionery costs in respect of global Supply Chain, Commercial and Science & Technology which support the business operations, previously included in central costs, have been allocated to the regions with prior periods re-presented on a comparable basis.
The review below starts with an overview of the Group that analyses revenue and profit from operations, including the impact of exchange rates, and acquisitions and disposals in 2008, 2007 and 2006. As part of the review there is an analysis of marketing, restructuring costs, amortisation and impairment of acquisition intangibles, non-trading items, certain other items, IAS 39 adjustment, share of result in associates, financing, taxation, discontinued operations, minority interests, dividends and earnings per share.
Following the total Group summary, there is a review of each of the business segments which are BIMA, Europe, Americas and Asia Pacific. Each segment reviews revenue, underlying profit from operations and restructuring costs. Underlying profit from operations refers to each segment’s profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management. A reconciliation of each segment’s underlying profit from operations to profit from operations is provided in the segmental reporting on pages F-7 — F-9.
The meanings of certain terms used in this operating and financial review are as follows:
References to re-presented information refer to the re-presentation of the 2007 and 2006 information to classify the Americas Beverages and Australia Beverages businesses as discontinued, in accordance with IFRS 5, and the re-presentation of segments for the recharge of central costs to the regional operating segments in accordance with IFRS 8.
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
References to business improvement costs refer to costs incurred within underlying profit from operations in 2008 and 2007 which are restructuring in nature but are part of an ongoing maintenance of an efficient business. There were no business improvement costs in 2006 as all restructuring was incurred as part of the Fuel for Growth programme.

References to base business growth refer to changes in revenue, underlying profit from operations, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, acquisitions and disposals and businiess improvement costs.
We believe that removing the effect of exchange rates, acquisitions and disposals and business improvement costs provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on pages F-7 to F-9.
Sources of revenue and trading costs

Revenue is principally generated from the sale of branded chocolate, gum and candy confectionery products.
Direct trading costs consisted mainly of raw materials, which for confectionery products are cocoa, milk, sugar and sweeteners, various types of nuts and fruit, and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received and made in line with the related income statement recognition. The main exceptions to this are:
> Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on the balance sheet. Where hedge accounting is not available this results in the immediate recognition within the income statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.
> Depreciation charges of fixed assets. Cash is utilised when the capital expenditure is made, and the depreciation is charged to the income statement to match utilisation of the asset.
> Restructuring charges relating to onerous contracts and redundancy provisions are required to be recognised when the Group has a constructive obligation and, in the case of redundancy costs, the Group has communicated the planned restructuring initiatives. The associated cash flows occur when the liability is required to be settled.

OPERATING REVIEW 2008 COMPARED TO 2007
Group

			Base
	Re-presented		business	Acquisitions/	Exchange
	2007		growth	Disposals	effects	2008
Analysis of results	£m		£m	£m	£m	£m

Revenue	4,699		324	(34)	395	5,384

Profit from operations	278		56	(3)	57	388

Profit before tax	254					400

Discontinued operations	258					(4)

Basic EPS — continuing	7.0	p				22.8	p

Basic EPS — continuing and discontinued	19.4	p				22.6	p

Dividend per share	15.5	p				16.4	p

The key highlights of 2008 were as follows:

>	Reported revenue growth for the period was 15% as a result of the impact of exchange rate movements and base business performance. Base business revenue growth of 7% was ahead of our 4%—6% goal range. Overall, acquisitions net of disposals had a modest negative impact in the year.

>	Growth was balanced across our three categories with our chocolate revenue up 6%, gum up 10% and candy revenue up 6%.

>	Operating margins increased by 130bps.

>	We have made good progress delivering some of the early benefits of our Vision into Action strategy, achieving all of our 2008 performance objectives and starting to implement many of the programmes that will deliver significant returns from 2010 onwards.
1 Review of 2008 Group income statement
(i) Revenue
Revenue at £5,384 million was £685 million or 15% higher than 2007 revenue of £4,699 million. The net effect of exchange movements during the year was to increase reported revenue by £395 million, mainly driven by a strengthening in the US Dollar and the Euro.
In 2008, acquisitions, net of disposals, resulted in a £34 million decrease in reported revenue relative to the prior year. This was principally due to the disposal of Monkhill in January 2008.
Base business revenue grew £324 million or 7% with growth in all four of our business segments.
(ii) Profit from operations
Profit from operations increased by £110 million, or 40%, to £388 million compared to 2007, due to a favourable foreign exchange impact of £57 million (21%) and base business growth of £56 million.

As a result of the increase in profit from operations noted above, operating margin increased by 130 basis points to 7.2%.
Marketing
Marketing spend was £584 million in 2008, a 20% increase at actual exchange rates and a 10% increase at constant exchange rates. Marketing spend as a percentage of revenues was 11% compared with 10% in the prior year.
The Vision into Action programme
In mid-2007, the Group announced that part of its confectionery strategy is to achieve mid-teen margins by 2011. In pursuit of this goal the Group implemented a major group-wide cost reduction programme to significantly reduce the central and regional SG&A and supply chain costs. Consequently, over the 2007 to 2011 period, around 15% of our manufacturing sites around the world are expected to be closed and it is anticipated that headcount will also be significantly reduced as a result.
Restructuring costs
Costs in respect of business restructuring were £194 million compared with £165 million last year. In 2008, as in 2007, the restructuring costs continue to principally relate to the Vision into Action programme. In addition, amounts were recognised relating to a third party supply agreement which has become an onerous contract and costs incurred to separate and establish a stand alone confectionery business following the demerger of the Americas Beverages business.

		Re-presented
	2008	2007
	£m	£m

Vision into Action	142	151

Onerous contract and penalties — Gumlink	27	9

Separation costs	16	5

Acquisition integration costs	9	—

Restructuring costs	194	165

Of the total 2008 charge of £194 million, £82 million was redundancy related, £13 million related to external consulting costs and
£45 million was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and distribution contract termination payments. A further £9 million (2007: £nil) has been incurred relating to integration costs associated with businesses acquired in 2007.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 35 to 38. The table below details the business segment analysis of restructuring costs.

		Re-presented
	2008	2007
Business segment analysis	£m	£m

BIMA	21	60

Europe	63	18

Americas	18	33

Asia Pacific	32	8

Central	60	46

Restructuring costs	194	165

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles at £4 million was £14 million lower than in 2007. The decrease principally relates to an impairment of £13 million to the goodwill relating to China that was recognised in 2007.
Non-trading items
During 2008, the Group recorded a net profit from non-trading items of £1 million compared to a net profit of £2 million in 2007.

IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £53 million (2007: £14 million charge). This principally reflects the fact that in 2008 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements as reflected in the underlying results.
(iii) Share of result in associates
In 2008, our share of the result of our associate businesses (net of interest and tax) was a profit of £10 million. This compares to a profit in 2007 of £8 million.
(iv) Financing
In 2008, the Group has net financing income of £2 million compared to a net finance charge of £32 million in 2007. Investment revenue in 2008 of £52 million was comparable with 2007 which was £56 million. In 2008 financing costs were £50 million (2007: £88 million), reflecting the combined effects of a net gain from fair value movements on commodity, interest rate and currency derivatives of £94 million (2007: £19 million) and interest on bank and other loans and commercial paper of £141 million (2007: £107 million). In addition, in 2008 a charge of £3 million was recognised relating to the unwinding of a discount on restructuring provisions. The increase in interest on bank and other loans and commercial paper during the year was mainly due to the increasing rates of interest that Cadbury paid on its debt and an increase in average net debt (adjusted to reflect the debt demerged with the Americas Beverages business). During the year the difference between central bank base rates and the rates paid by BBB rated corporates grew significantly as a result of volatility in financial markets. Further, the sterling value of interest Cadbury pays on debt held in non sterling currencies increased as sterling weakened against a basket of currencies.
Interest cover increased from 4.7 in 2007 to 15.9 in 2008. This was driven by increased profits from operations and the impact of the fair value movements on commodity, interest rate and currency hedging derivatives.
(v) Profit before and after taxation
Profit before tax increased by 57% to £400 million reflecting increased trading results, the increase in net gain from IAS 39 adjustments and the impact of exchange rates partially offset by increased restructuring.
The effective tax rate in 2008 was 7.5% compared with 41.3% in 2007. The decrease is primarily due to tax credits on certain re-organisations carried out in preparation for the demerger of the Americas Beverages business.
Profit after tax increased to £370 million compared with £149 million in 2007.
(vi) Discontinued operations: Americas and Australia Beverages
Americas Beverages
On May 7 2008 the Group completed the demerger of the Americas Beverages business.
Through to completion of the demerger, Americas Beverages generated an operating profit in 2008 of £146 million. The operating profit for the full year in 2007 was £526 million.
The loss for the period after tax of £60 million is after demerger costs of £127 million. In 2007 the business generated a net profit of £241 million which included a full year’s trading of the Americas Beverages business, offset by costs incurred in 2007 relating to the separation of this business.
Australia Beverages
In December 2008 the Group announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages.
In 2008 the Australia Beverages business generated an operating profit of £27 million. The operating profit for the full year in 2007 was £24 million. The group recognised a £46 million tax gain relating to the planned disposal and the net profit for the year was £56 million (2007: £17 million).

(vii) Minority interests
In 2008, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million (2007: £2 million).
(viii) Dividends
The Board has proposed a final dividend per share of 11.1 pence, up from 10.5 pence in 2007, an increase of 6%. Including the interim dividend of 5.3 pence, the total dividend for 2008 is 16.4 pence, a 6% increase on the 15.5 pence dividend in 2007.
The dividend cover increased to 1.63 times from 1.24 times in 2007 principally reflecting the reduced number of shares as a result of the Scheme of Arrangement to replace Cadbury Schweppes plc with Cadbury plc.
(ix) Earnings per share
Continuing and discontinued earnings per share were 22.6 pence, up 3.2 pence or 16% on 2007 as a result of the increase in continuing earnings, currency movements and the reduction in number of shares, partially offset by the significantly lower net gain on discontinued operations compared to 2007.
Continuing earnings per share were 22.8 pence, an increase of 15.8 pence from 2007. This was principally driven by a 150% increase in profit for the year to £368 million (2007: £147 million) and a 23% reduction in the average number of shares as a result of the Scheme of Arrangement in May 2008 to replace Cadbury Schweppes plc with Cadbury plc.
(x) Effect of exchange rates and inflation on 2008 reported results
Over 75% of the group’s revenues and profits in 2008 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2008, compared with 2007, the largest exchange rate impact on the Group’s results was the strengthening in the US Dollar and the Euro.
In 2008, movements in exchange rates increased the Group’s revenue by 9%, pre-tax profit by 20% and continuing earnings per share by 29%.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 3% to 5% range. In certain developing markets, notably Venezuela, Turkey, Brazil,
Russia, Nigeria and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.
2. 2008 compared to 2007 — Business Segments Performance
Information used by management to make decisions
Regular monthly management accounts and periodic reforecasts are produced for review by the CEC. These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
>	Revenue;

>	Underlying profit from operations (before and after Business Improvement Costs);

>	Restructuring Costs;

>	Underlying operating margins;

>	Working Capital;

>	Free Cash Flow and Net Debt;

>	Net cash from operating activities (a key component of Free Cash Flow);

>	Return on Invested Capital; and

>	Underlying Earnings per Share.
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely underlying profit from operations, underlying operating margins and Free Cash Flow.

Underlying earnings measures
A segmental analysis of underlying profit from operations is presented alongside profit from operations on pages F-7 to F-9 of the audited financial statements as well as a segment-by-segment reconciliation from underlying profit from operations to the corresponding IFRS measure which is profit from operations. We calculate underlying profit from operations by adjusting profit from operations to exclude the effects of the following:
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
In addition, as permitted under IAS 33 “Earnings per Share”, we present underlying earnings per share, along with a reconciliation to earnings per share in Note 13 to the audited financial statements. We calculate underlying earnings per share by adjusting basic earnings per share to exclude the effects of the following:
>	Restructuring costs;

>	Non-trading items;

>	Amortisation and impairment of intangibles;

>	IAS 39 adjustment;

>	Certain other items which do not reflect the Group’s trading performance; and

>	The tax impacts of certain intra-group transfers and of the above.
The reconciling items between reported and underlying performance measures are discussed in further detail below.
Restructuring costs
The costs incurred in implementing significant business reorganisation projects, such as our confectionery Vision into Action programme, the efficiency programme in pursuit of mid-teen margins and integrating acquisitions, are classified as restructuring. In addition, the onerous contract and associated penalties which have arisen from the strategic decision to decrease our gum supply from a third party manufacturer, Gumlink A/S, and move production to a new green-field site in Poland, is included as restructuring.
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
The Group also incurs costs relating to the maintenance of an efficient business. These costs are termed ‘Business Improvement Costs’ and are included within the underlying results of the business as, although the impact on segmental profits may vary year on year, they are expected to be incurred at similar levels each year on a consolidated basis and hence will not distort the performance trends of the business.
Amortisation and impairment of acquisition intangibles
Our revenue is driven by the performance of our brands, other acquisition intangibles and goodwill, some of which are internally generated (e.g. the Cadbury brand) and some of which have been acquired (e.g. the Adams brands). Certain of the acquired brands and other acquisition intangibles are assigned a finite life and result in an amortisation charge being recorded in arriving at profit from operations. There are no similar charges associated with our internally generated brands and other intangible assets. In addition, from time to time, the Group may be required to recognise impairments of intangibles and goodwill. No similar charges can occur from our organically grown businesses. We believe that excluding acquisition intangible amortisation and goodwill impairment from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.

Non-trading items
Our business is the marketing, production and distribution of branded confectionery products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at profit from operations. However, we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Costs incurred from the disposals of operations which will meet the criteria to be disclosed as a discontinued operation are also separately identified due to their significance and discrete nature. Consequently, these non-trading items can have a significant impact on the absolute amount of, and trend in, profit from operations and operating margins and are not included in the underlying performance trends of the business.
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
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined interest rate, rate of exchange or commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. While the impacts described above could be highly volatile depending on movements in exchange rates, interest rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. The volatility introduced as a result of hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements.
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
There were no such items recognised in the continuing group in 2007 and 2008.
Reported in continuing operations:
>	UK product recall – in 2006, the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. The impact on trading following the recall is included in underlying results.

>	Nigeria – in 2006, the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business.
Reported in discontinued operations:
>	Demerger and disposal costs – in 2008 and 2007, the Group incurred demerger costs associated with the demerger of the Americas Beverages business of £98 million (2007: £40 million) and disposal costs relating to the planned disposal of Australia Beverages of £6 million (2007: £nil).

>	Gain on contract termination – in 2007, the Group received £45 million amounts in respect of the termination in November of a distribution agreement for Glacéau in the US. The net gain of £31 million which would otherwise have been received through distribution of the product in 2008 is considered to be one-off and excluded from the underlying results.

>	Release of disposal tax provisions – in 2006, we reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business, and the disposal in 1999 of the Group’s beverage brands in 160 countries. This has resulted in the release of unutilised provisions totalling £51 million within discontinued operations. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the original treatment, the release of the unutilised provisions has been excluded from the underlying earnings of the Group.

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
For the reasons stated above, underlying profit from operations, underlying operating margins, underlying earnings and underlying earnings per share are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit from operations as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for employees of the Group.
Underlying profit from operations, underlying earnings and underlying earnings per share exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business for cash flow and report this externally. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
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
Britain, Ireland, Middle East and Africa (BIMA)

					Business
	Re-presented	Base		Acquisitions/	improvement	Exchange
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	1,579	102		(66)	—	30	1,645

year-on-year change	—	+ 6.5%		-4.2%	—	+1.9%	+4.2%

Underlying profit from operations	153	30		(8)	(3)	1	173

year-on-year change	—	+19.6%		-5.2%	-2.0%	+0.7%	+13.1%

Underlying operating margins	9.7%	+120	bps	—	—	—	10.5%

In Britain, Ireland, Middle East and Africa (BIMA), base business revenue grew by 6.5% in 2008. The Monkhill disposal, completed in January, reduced total revenues by 4.2%. Growth was driven by strong performances from the UK business, particularly in the second half of the year, and sustained growth in key emerging markets. Base business underlying profit and margin progression of 120 bps was driven by SG&A savings and logistics efficiencies arising from the early implementation of our Vision into Action plans which focused on operational performance in both the UK and South Africa.
Within BIMA, the UK business grew revenue by 5%, led by strong growth in Cadbury Dairy Milk, including new variants and formats, and the successful launches of Creme Egg Twisted and Wispa. Wispa, in particular, delivered over £25 million of revenue since September 2008, a record for a new product launch. After a strong performance in 2007, led by product innovation and promotional activity, our gum share remained satisfactory at around 10%. In candy, revenues were boosted by recovery from the Sheffield flood which adversely impacted the business in the second half of 2007. Growth was also helped by the successful introduction of The Natural Confectionery Co in the UK into grocery channels. Overall, Cadbury ended the year with UK confectionery market share up 50 bps, reflecting gains in chocolate and candy more than offsetting a small decline in gum share, and Ireland confectionery market share up 20 bps.

Our emerging markets business in BIMA grew revenues by 14%, driven by strong performance across all categories. This was partially offset by revenue and volume declines in Egypt due to portfolio rationalisation and pricing actions which significantly improved operating performance in the business. South Africa delivered excellent results with a strong confectionery market share gain of 290 bps in the year, principally driven by chocolate, driving revenues up over 20%. Nigeria was a good contributor to margin expansion, delivering a modest trading profit this year, after several years of significant underperformance.
Outside underlying profit from operations were restructuring costs of £21 million and a non-trading loss of £9 million relating to the disposal of Monkhill.
Also recognised outside the underlying result of the region is a charge of £36 million relating to the IAS 39 adjustment to reflect the actual rate ruling on the date of certain commodity transactions. The underlying results of the region reflect the hedged cash flows that were paid.
Europe

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	879	33		45	—	140	1,097

year-on-year change	—	+3.8%		+5.1%	—	+15.9%	+24.8%

Underlying profit from operations	82	12		3	(2)	20	115

year-on-year change	—	+14.6%		+3.7%	-2.4%	+24.3%	+40.2%

Underlying operating margins	9.3%	+100	bps	—	—	—	10.5%

In Europe, revenues were up 4%, reflecting good growth in gum and candy, offset by chocolate where there was some volume weakness in France, Poland and Russia. All countries grew with the exception of France, where revenues were unchanged. Second half revenue growth was stronger, reflecting the benefit of price increases and a more positive performance in Turkey. The steady performance overall was achieved despite market conditions weakening during the second half of the year. Base business margins were up 100 bps over the year as a whole, reflecting an improved performance as the business improved mix and tightened cost control.
Gum performed well across the region, delivering good revenue growth and gaining market share in all areas of operation except Russia, Spain and Turkey. In Europe, we launched our longer lasting taste technology across three of our focus brands. This multi-country roll-out was the regions most successful brand launch to date. In Turkey, the integration of Intergum and Kent sales channels was successfully completed in the first half of the year, benefiting year-on-year performance in the last six months.
Candy performed well despite a major SKU reduction in Halls, which limited revenue growth but helped improve operating margin through simplification. Revenues from chocolate declined, reflecting strong competitive pressures in France, Poland and Russia which impacted volumes as the business looked to increase prices.
In Russia, our route-to-market changes were less successful than expected, necessitating further changes towards the end of the year. Across Europe, progress implementing key elements of our Vision into Action business plan proceeded well, reflecting good project management of several major investments. These included the head office consolidation, gum supply chain reconfiguration, and working with the Britain & Ireland team to implement a pan-European manufacturing strategy for chocolate.
Outside underlying profit from operations were restructuring costs of £63 million, including £27 million relating to penalties and other costs due to an onerous contract with a third party gum supplier.

Americas

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	1,372	135		(16)	—	140	1,631

year-on-year change	—	+9.8%		-1.2%	—	+10.2%	+ 18.9%

Underlying profit from operations	234	51		—	2	28	315

year-on-year change	—	+21.8%		—	+0.9%	+12.0%	+ 34.6%

Underlying operating margins	17.1%	+180	bps	—	—	—	19.3%

Our business in the Americas delivered another year of strong overall performance, underpinned by continued strong growth for gum, good growth for candy and a robust performance from chocolate following the launch of Green & Blacks in the US. Both North and South America delivered strong growth in revenue, underlying operating profit and underlying operating margin. Underlying market conditions remained generally good, with the US and Canada showing somewhat weaker demand for confectionery in the second half. Our Vision into Action SG&A projects and the simplification of our South American activities into a single business unit contributed strongly to the 180 bps improvement in base business underlying operating margin. In addition, increased productivity in the supply chain benefited margins.
Across the region, gum delivered double-digit revenue growth, with continued growth in Stride and Trident, partially offset by some modest declines for Dentyne. Strong candy growth was driven by Halls, particularly in South America and the US, and by exceptional growth from Sour Patch Kids and Swedish Fish.
In the US, after a very strong first half, demand for gum slowed towards the end of the year, reflecting the weaker economic environment. Despite a significant increase in activity by a major competitor, Cadbury maintained a strong market share, ending the year unchanged, having made gains in the first five months. During the second half, growth in candy was strong, reflecting an excellent performance from all major products. In Canada, overall revenues declined somewhat as growth in candy partly offset declines in chocolate and gum. Operating margins in the US and Canada grew as the benefit from both SG&A savings and distribution and warehousing efficiencies more than offset increased marketing.
In emerging markets revenue grew 13%, led by strong demand for our core brands and effective price realisation. Innovation contributed to consistent market share gains across the region. In Brazil, Trident and Halls were successfully re-launched, including a new creamy fruit range of flavours which expanded the consumer base and increased the frequency of consumption. In addition, new flavours, packaging and advertising campaigns were used to strengthen the market positions of Chiclets, Trident and Halls across the region, having particularly strong results in Argentina, Brazil, Venezuela and Mexico, where the business also grew due to strong demand for Trident Splash.
Outside underlying profit from operations were restructuring costs of £18 million and non trading gains of £5 million, including a £4 million gain on disposal of a surplus property. Amortisation of £2 million relating to a definite life brand has also been excluded from the underlying result.
Asia Pacific

					Business
	Re-presented	Base		Acquisitions/	Improvement	Exchange
Full year results (£m)	2007	business		Disposals	costs	effects	2008

Revenue	860	54		3	—	85	1,002

year-on-year change	—	+6.3%		+0.3%	—	+9.9%	+16.5%

Underlying profit from operations	122	2		1	6	12	143

year-on-year change	—	+1.6%		+0.8%	+4.9%	+9.9%	+17.2%

Underlying operating margins	14.2%	-60	bps	—	—	—	14.3%

In Asia Pacific, base business revenue grew 6%, driven by strong growth in emerging markets. All business units grew revenue, with the exception of China, following a product recall in October, and New Zealand, reflecting the withdrawal from the low-margin cocoa preparation market. Overall, chocolate was the key growth category. Margin improvements in emerging markets and Japan helped the region maintain a good margin at 14.3%.

In Australia and New Zealand, whilst revenue grew overall, increased competition and the impact of weakening economic conditions limited opportunities to grow market share and recover the full impact of input cost increases. Our business in Japan gained share in 2008 and grew revenue despite softening market conditions.
During the year, our team in Australia started work on the separation of the confectionery and beverages businesses, including separating the combined sales teams and back office functions. In addition, work started on the major Vision into Action project to reconfigure the Australian and New Zealand chocolate and candy supply chains.
In emerging markets, India continued to show strong growth throughout the year. Combined with strong growth in consumer demand, our business continued to gain market share in both chocolate and bubblegum, helped by the launch of Bournville Fine Dark Chocolate, growth from Bubbaloo and stronger distribution. Our businesses in South East Asia delivered double digit growth across all categories, despite Thailand suffering from political instability. In China, after a strong start to the year, a product recall in October impacted sales and delayed new product launches planned for the important winter season.
Outside underlying profit from operations were restructuring costs of £32 million, including £21 million relating to the restructuring of our Australian and New Zealand businesses and a non trading gain of £2 million.
Central

				Business
	Re-presented	Base	Acquisitions/	Improvement	Exchange
Full year results (£m)	2007	business	Disposals	costs	effects	2008

Revenue	9	—	—	—	—	9

year-on-year change	—	—	—	—	—	—

Underlying profit from operations	(118)	14	—	(4)	—	(108)

year-on-year change	—	-11.9%	—	+3.4%	—	-8.5%

Underlying operating margins	n/a	—	—	—	—	n/a

Central revenue arises on the rendering of research and development services to third parties.
In 2008, certain global Supply Chain, Commercial and Science and Technology costs which directly support the regions have been allocated to the regional operating segments. In previous years these costs have been reported within Central Costs. Prior periods have been re-presented accordingly.
Central costs decreased by £10 million, as a result of initiatives implemented as part of our Vision into Action programme.
Outside underlying profit from operations were restructuring costs of £60 million. These costs were incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office, a headcount reduction programme in Group Functions and costs associated with removing the regions from 2009.
FUTURE TRENDS
Future revenue and profit from operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management strategies aimed at improving our business performance.
External and internal factors
A discussion of the external and internal factors that affect our business is contained in Item 3 - titled ‘Risk factors’ on pages 7 to 10.
2009 outlook
In October 2008 we announced a new Group structure of seven business units instead of four regions. The changes took effect from 1 January 2009.

2009 restructuring guidance
In 2009 we will continue to implement our Vision into Action initiative to achieve mid-teen margins by 2011. In total the initiative is projected to incur £450 million of restructuring costs. The costs of integrating acquisitions will continue to be included within restructuring in 2009. In 2009, we expect total restructuring charges of around £150 million.
OPERATING REVIEW 2007 COMPARED TO 2006 – Continuing operations
Group

	Re-presented			Acquisitions/	Exchange	Re-presented
	2006		Base business	Disposals	effects	2007
Analysis of results	£m		£m	£m	£m	£m

Revenue	4,483		324	(4)	(104)	4,699

Profit from operations	328		(29)	(7)	(14)	278

Profit before tax	244					254

Discontinued operations	989					258

Basic EPS — continuing	8.7	p				7.0	p

Basic EPS — continuing and discontinued	56.4	p				19.4	p

Dividend per shares	14.0	p				15.5	p

The key highlights of 2007 were as follows:
>	Base business revenues grew by 7%, above the top end of our new confectionery goal range (of 4–6%);

>	Revenue growth was broadly based across most of our markets with gum and emerging markets continuing to show double-digit growth;

>	Margins fell by 140bps due to an increase in restructuring costs, a significant increase in growth investment and a further escalation in raw material costs.

>	We made good early progress on our new Vision into Action plan including initiating significant elements of our cost reduction programme by the end of the year;

>	Acquisitions made during the year significantly strengthened existing positions (Intergum in Turkey and Sansei in Japan) and gave us a strong position in a new emerging market (Kandia-Excelent in Romania).

1 Review of 2007 Group income statement
(i) Revenue
Revenue at £4,699 million was £216 million or 5% higher than 2006 sales of £4,483 million. The net effect of exchange movements during the year was to decrease reported revenue by £104 million, mainly driven by a weakening in the US Dollar, the Mexican Peso and the South African Rand.
In 2007, acquisitions, net of disposals, resulted in a £4 million decrease in revenue relative to the prior year. The acquisitions made in 2007 were Intergum, a gum business in Turkey which was acquired on 31 August 2007, Sansei Foods, a confectionery company in Japan which was acquired on 19 July 2007 and Kandia-Excelent, a confectionery company in Romania which was acquired on 13 June 2007.
Base business revenue grew £324 million or 7% with growth in all four of our business segments led by Americas.
(ii) Profit from operations
Profit from operations decreased by £50 million (15%) to £278 million compared to 2006. This was driven by:
>	an increase in restructuring costs of £58 million;

>	a £21 million adverse movement in non-trading items and;

>	an increase of £10 million charge to the IAS 39 adjustment.
This was partially offset by the absence of the UK product recall charge in 2007 (2006: £30 million).
Currency movements had a £14 million (4%) adverse impact on profit from operations. The full-year impact of acquisitions, net of disposals, was a decrease of £7 million (2%) with profit from operations further decreasing by £20 million from business improvement costs included in 2007.
As a consequence of the decrease in profit from operations noted above, operating margin fell by 140 basis points to 5.9%.
Marketing
Marketing spend was £487 million in 2007, a 5% increase at actual exchange rates and an 8% increase at constant exchange rates. Marketing spend as a percentage of revenues was 10% consistent with the prior year.
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
The Fuel for Growth programme
The Group implemented a major cost reduction initiative through 2003-07 with the aim of cutting direct and indirect costs by £360 million per annum by 2007. It was expected that the investment required to deliver the £360 million of cost savings would be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. The 2006 Fuel for Growth restructuring spend of £123 million, including discontinued operations, took the cumulative restructuring spend to around £500 million (at constant exchange rates) and completed the cost phase of the programme.
Restructuring costs
Costs in respect of business restructuring were £165 million compared with £107 million in 2006. In 2007, the restructuring principally related to the Vision into Action programme for the Confectionery business. In addition amounts were recognised relating to a third party supply agreement which has become an onerous contract, costs incurred to separate and establish a stand alone confectionery business. In 2006, the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	Re-presented	Re-presented
	2007	2006
	£m	£m

Vision into Action	151	—

Fuel for Growth projects in the base business	—	107

Onerous contract — Gumlink	9	—

Separation costs	5	—

Restructuring costs	165	107

Of the total 2007 charge of £165 million, £83 million was redundancy related, £19 million related to external consulting costs, £24 million was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 43 to 47. The table below details the business segment analysis of restructuring costs.

	Re-presented	Re-presented
	2007	2006
Business segment analysis	£m	£m

BIMA	60	51

Europe	18	14

Americas	33	11

Asia Pacific	8	10

Central	46	21

Restructuring costs	165	107

Amortisation and impairment of acquisition intangibles
Amortisation and impairment of acquisition intangibles (included within trading costs) of £18 million was £1 million lower than in 2006. Also included is the impairment of the goodwill relating to China (£13 million) recognised in the year. In 2006, an impairment of the goodwill relating to Cadbury Nigeria (£15 million) was recognised.
Non-trading items
During 2007, the Group recorded a net profit from non-trading items of £2 million compared to a profit of £23 million in 2006. The main items within non-trading items were:
>	£38 million accounting gain on the rebuild of a factory in our Monkhill UK confectionery business from insurance proceeds. This was offset by the writing down to recoverable value of the Monkhill business (£41 million) which was held for sale at 31 December 2007;

>	£12 million write down to value in use of property, plant and equipment in China; and

>	£20 million profit on disposal of Cottees, a jams, jellies and toppings business in Australia.
IAS 39 adjustment
Fair value accounting under IAS 39 resulted in a charge of £14 million (2006: £4 million charge). This principally reflects the fact that in 2007 spot commodity prices and exchange rates were higher than the rates implicit in the Group’s hedging arrangements.
(iii) Share of result in associates
In 2007, our share of the result of our associate businesses was a profit of £8 million. This compares to a loss in 2006 of £15 million. Included in the 2006 loss was a £23 million representing our share of the accounting adjustments required to write-down overstated assets and recognise previously unrecognised liabilities following the discovery of the significant overstatement of results in Cadbury Nigeria over a number of years.

(iv) Financing
The net financing charge at £32 million was £37 million lower than the prior year. After allowing for the £19 million impact of the IAS 39 adjustment to present financial instruments at fair value, the net financing charge was £51 million or £18 million lower than in 2006. The reduced interest cost is driven by an overall decrease in average net debt over the year and a £3 million increase in the IAS 19 pension credit arising due to increased asset returns in excess of an increased cost from unwinding the discount on liabilities.
Although profit from operations reduced in 2007 it was more than offset by a reduced interest charge which has resulted in the Group’s interest cover increasing to 4.7 times in 2007 from 3.9 times in 2006.
(v) Profit before and after tax
Profit before tax from continuing operations grew by 4% to £254 million reflecting the increased trading result, partly offset by increased restructuring costs, amortisation and impairment of intangibles, non-trading items and the costs of separation.
The tax rate in 2007 was 41.3% compared with 27.9% in 2006. The increase in tax rates is primarily due to non-deductible restructuring and the continued increased exposure to higher rate tax jurisdictions, in particular the US.
Profit after tax decreased to £149 million from £176 million in 2006.
(vi) Discontinued operations: Americas, Australia, Europe and South Africa Beverages
On 7 May 2008 the Group completed the demerger of the Americas Beverages business and in December 2008 the announced the conditional sale of the Australia Beverages business. As described in note 38 of Item 18, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. In accordance with IFRS 5 the 2007 and 2006 results have been re-presented to include these results as discontinued operations.
In 2007 the Americas Beverages business generated an operating profit of £526 million (2006: £562 million) and a net profit of £241 million (2006: £336 million), including costs of £46 million (2006: £nil) relating to the separation of the business.
In 2007 the Australia Beverages business generated an operating profit of £24 million (2006: £19 million) and net profit for the year was £17 million (2006: £11 million).
In 2006, discontinued operations included an insignificant contribution arising on the trading in the pre-disposal period and a net profit on disposal of our beverage businesses in Europe and South Africa of £591 million. In addition, a £51 million write-back of total tax provisions was recorded following agreement with the UK tax authorities in respect of the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries.
(vii) Minority interests
In 2007, the Group companies in which we do not own 100% contributed an aggregate profit to the Group. The minority interests share of these profits was £2 million. The change from 2006, where the minority interests share was a loss of £4 million, is due to the losses incurred by Cadbury Nigeria in 2006.
(viii) Dividends
The Company paid a final dividend of 10.5 pence, up from 9.9 pence in 2006, an increase of 6%. Including the interim dividend of 5.0 pence, the total dividend for 2007 is 15.5 pence, an 11% increase on the 14.0 pence dividend in 2006. The dividend cover decreased to 1.24 times from 4.0 times in 2006 reflecting the reduced earnings, primarily as a result of the profit on disposal of Europe beverages generated in 2006, and increased dividend.
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
In 2007, movements in exchange rates decreased the Group’s revenue by 2%, pre-tax profit by 7% and earnings per share by 3%.
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
2. 2007 compared to 2006 — Business segments performance
For an explanation of the underlying measures which are used by management to make decisions see pages 32 to 34.
Britain, Ireland, Middle East and Africa (BIMA)

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	1,500	95	11	—	(27)	1,579

year-on-year change	—	+ 6.3%	+0.8%	—	-1.8%	+5.3%

Underlying profit from operations	170	(9)	(1)	(3)	(4)	153

year-on-year change	—	-5.3%	-0.6%	-1.8%	-2.3%	-10.0%

Underlying operating margins	11.3%	—	—	—	—	9.7%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £3 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
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
Europe

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	818	56	—	—	5	879

year-on-year change	—	+6.8%	—	—	+ 0.7%	+7.5%

Underlying profit from operations	81	10	(4)	(5)	—	82

year-on-year change	—	+12.3%	-4.9%	-6.2%	—	+1.2%

Underlying operating margins	9.9%	—	—	—	—	9.3%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £5 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
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

Americas

				Business
	Re-presented	Base	Acquisitions/	improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	1,330	150	(26)	—	(82)	1,372

year-on-year change	—	+11.3%	-2.0%	—	-6.1%	+ 3.2%

Underlying profit from operations	192	66	(3)	(4)	(17)	234

year-on-year change	—	+34.4%	-1.6%	-2.1%	-8.8%	+ 21.9%

Underlying operating margins	14.4%	—	—	—	—	17.1%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £4 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Our Americas region had an outstanding year with strong growth in revenues and margins. Base business revenue growth was 11% with double-digit growth in nearly every market. Revenues grew by 9% in our developed markets in North America and by 15% in our emerging markets in Latin America. This continued strong momentum was driven by gum category growth, share gains and new product launches, notably the roll-out of centre-filled gum into Latin America. The disposal of Allan Candy in Canada, reduced revenues by £26 million or 2%.
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
Margins in the region increased significantly during the year, to 17.1% before the impact of exchange. The 300bps increase in base business margins was driven by higher pricing, supply chain savings, positive mix and operational leverage. In the fourth quarter of the year, a major reorganisation of the region was implemented with significant SG&A savings expected to benefit margins in 2008.
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

Asia Pacific

				Business
	Re-presented	Base	Acquisitions/	Improvement	Exchange	Re-presented
Full year results (£m)	2006	business	Disposals	costs [1]	effects	2007

Revenue	827	22	10	—	1	860

year-on-year change	—	+2.7%	+1.2%	—	+0.1%	+4.0%

Underlying profit from operations	132	(4)	1	(9)	2	122

year-on-year change	—	-3.0%	+0.7%	-6.8%	+1.5%	-7.6%

Underlying operating margins	16.0%	—	—	—	—	14.2%

[1]	Ongoing business improvement costs charged to underlying profit from operations in 2007 were £9 million. There were no ongoing business improvement costs in the comparable period in 2006 as all costs were incurred as part of the Fuel for Growth programme which was included as restructuring costs outside underlying.
Base business revenues in Asia Pacific grew by nearly 3%, with continued double-digit (14%) growth in emerging markets, partly offset by a decline in developed markets where revenues were 1% behind. The decline in revenue in developed markets reflected the combination of our exit from non-core confectionery contracts and a challenging retail market in Australia. The net impact of acquisitions (Sansei in Japan) and disposals (Cottees Foods in Australia) increased revenue growth by £10 million.
In developed markets, revenue was modestly lower in Australia, against a background of the competitive and challenging retail environment. While the Australian confectionery market grew strongly in the year, the reduction in our confectionery revenues was due to the combination of retailer de-stocking and a reduction in our promotional activity. Elsewhere, New Zealand had a good year with a 170bps increase in share driven by both chocolate and candy. In Japan, we continued to gain share in gum, with our share up 120bps to nearly 20% at the end of the year. Sansei, a functional candy business, is being integrated into our existing business and is performing in line with expectations.
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

Central

		Base	Acquisitions/	Exchange
Full year results (£m)	2006	business	Disposals	effects	2007

Revenue	8	1	—	—	9

year-on-year change	—	+12.5%	—	—	+12.5%

Underlying profit from operations	(110)	(9)	—	1	(118)

year-on-year change	—	-8.2%	—	+0.9%	-7.3%

Underlying operating margins	n/a	—	—	—	n/a

Central revenue arises on the rendering of research and development services to third parties.
Central costs increased by £8 million, a 7% rise principally as a result of investment in IT and an increase in the share based payment expense.
Outside underlying profit from operations were restructuring costs of £46 million. These costs were all incurred as part of our Vision into Action initiative and primarily relate to the relocation of our Head Office and headcount reduction programme in Group Functions.
CAPITAL STRUCTURE AND RESOURCES
Capital structure

On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the ordinary shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time and the company being renamed Cadbury Holdings Limited.
During 2008, our market capitalisation decreased to approximately £8.2 billion from £13.1 billion. This was principally driven by the demerger of the Americas Beverages business, which resulted in a reduction of £3.5 billion and the widespread fall in equity values during 2008. Net debt decreased during the year from £3,219 million at the end of 2007 to £1,887 million at the end of 2008 as the impact of debt repaid following the demerger of the Americas Beverages business was partially offset by the impact of exchange rates on our foreign currency debt and cash utilisation within the Group, in part relating to the costs associated with the demerger.
We continue to proactively manage our capital structure to maximise shareholder value, while maintaining flexibility to take advantage of opportunities which arise, to grow our business. One element of our strategy is to make targeted, value enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Group has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the parent company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting. Additionally, many of the obligations under our share plans described in Note 26 to the financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the Employee Trust) rather than by newly issued shares. The Employee Trust purchased £47 million shares during 2008 (£70 million in 2007) and held 10 million (2007: 17 million) shares at the end of 2008, representing approximately 0.7% (2007: 0.8%) of the Company’s issued share capital.
Borrowings

At the end of 2008 the total of gross short-term and long term borrowings was £2,385 million compared with £3,714 million at the end of 2007. This reduction was mainly due to the repayment of debt following the demerger of the Americas Beverages business. Cash and cash equivalents decreased to £251 million at the end of 2008 compared to £493 million at the end of 2007 while short-term investments increased from £2 million at the end of 2007 to £247 million at the end of 2008. Net borrowings decreased to £1,887 million at the end of 2008, from £3,219 million at the end of 2007. The decrease was driven by the Americas Beverages demerger.

Gearing is calculated as follows:

	2008	2007
	£m	£m

Net debt	1,887	3,219

Ordinary shareholders’ fund	3,522	4,162

Equity minority interests	12	11

	3,534	4,173

Gearing ratio %	53	77

At the end of 2008 £1,195 million of our gross debt was due after one year. £1 billion of the £1,190 million due within one year was supported at the year end by an undrawn committed revolving credit facility that matures in March 2010. The facility is subject to customary covenants and events of default.
In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet our anticipated cash flow requirements for the foreseeable future.
The Group has a strong programme of debt funding which, after redemption of a €600 million Euro bond in June 2009, will total around £1.1 billion, running through to 2018, with an average maturity of six years. The Group’s liquidity position is strong with a further £1.0 billion of undrawn revolving credit facility which expires in March 2010. Since 31 December 2008 the Group has issued a £300 million bond which matures in 2014. The Australia Beverages disposal is expected, on completion, to generate net proceeds of around £475 million. It is the board’s intention, in conjunction with various other refinancing options, to refinance well in advance of the maturity of the £1 billion revolving credit facility, which expires in March 2010.
Our long-term credit rating remained unchanged during 2008 at BBB.
The Group’s net debt is in part denominated in foreign currencies (see Note 27). Therefore, the Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
At the end of 2008, 71% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the financial statements.
Net debt

References to net debt refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents held by the business and our short-term investments.
The table below reconciles net debt, as we define it, to the corresponding IFRS balance sheet captions.

	2008	2007
	£m	£m

Short-term investments	247	2

Cash and cash equivalents	251	493

Short-term borrowings and overdrafts	(1,189)	(2,562)

Obligations under finance leases	(1)	(21)

Borrowings — non current	(1,194)	(1,120)

Obligations under finance leases — non current	(1)	(11)

Net debt	(1,887)	(3,219)

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

The IFRS cash flow statement reports all flows impacting the Group’s cash and cash equivalents. As a result, certain significant factors impacting the Group’s indebtedness including the impact of exchange rates or debt disposed, demerged or acquired are not shown in the cash flow statement. The table below reconciles the Group’s opening to closing net debt position after taking these factors into consideration.

	2008	2007
	£m	£m

Net debt at beginning of year	(3,219)	(2,909)

Net (decrease)/increase in cash and cash equivalents per cash flow statement	(393)	259

Net cash inflow/(outflow) on borrowings and short-term investments*	52	(409)

IAS 39 movements	(3)	—

Amortisation of prepaid fees	—	(1)

Debt acquired	(7)	(82)

Unamortised financing costs	42	—

Debt demerged	1,945	—

Exchange adjustment	(304)	(77)

Net debt at end of year	(1,887)	(3,219)

*	Reflected in cash flow statement but no impact on net debt.
Contractual obligations
In accordance with IFRS7, the group presents contractual obligations on both a net settled and gross settled basis as at 31 December 2008 and 31 December 2007.
Contractual obligations — Net settled
As at 31 December 2008:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Bank loans and overdrafts	682	152	377	1	85	67

Estimated interest payments — borrowings	268	—	79	66	62	61

Estimated net interest payments — interest rate swaps	1	—	1	—	—	—

Finance leases	2	—	1	1	—	—

Other borrowings	1,703	—	586	77	690	350

Purchase obligations	535	—	514	21	—	—

Trade and other payables	911	—	859	52	—	—

Total	4,102	152	2,417	218	837	478

Contractual obligations — Gross settled
As at 31 December 2008:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Payments

Estimated foreign exchange payments — forward contracts	1,879	—	1,835	44	—	—

Receipts

Estimated foreign exchange receipts — forward contracts	1,850	—	1,804	46	—	—

Net payments/(receipts)	29	—	31	(2)	—	—

Where the fair value of derivatives are financial assets, future contract obligations are not shown.

Contractual obligations — Net settled
As at 31 December 2007:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Bank loans and overdrafts	814	44	677	17	75	1

Estimated Interest payments — borrowings	243	—	87	78	52	26

Estimated Net Interest payments — interest rate swaps	8	—	4	4	—	—

Finance leases	36	—	22	5	5	4

Other borrowings	2,868	—	1,841	526	—	501

Purchase obligations	431	—	365	52	14	—

Trade and other payables	1,000	—	963	37	—	—

Total	5,400	44	3,959	719	146	532

Contractual obligations — Gross settled
As at 31 December 2007:

		Payable on
	Total	demand	<1 year	1-3 years	3-5 years	5 years +
	£m	£m	£m	£m	£m	£m

Payments

Estimated Foreign Exchange payments — forward contracts	703	—	684	19	—	—

Receipts

Estimated Foreign Exchange receipts — forward contracts	685	—	667	18	—	—

Net payments	18	—	17	1	—	—

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
Cadbury Holdings Limited, a subsidiary of the Company, has guaranteed borrowings and other liabilities of certain other subsidiary undertakings. The amount outstanding and recognised on the Group Balance Sheet at 31 December 2008 was £2,185 million (2007: £3,470 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2008 was £1,693 million (2007: £2,017 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £18 million (2007: £7 million). The Group has other guarantees and indemnities outstanding relating to the demerger of the Americas Beverages business and certain other disposals.
Off balance sheet arrangements

The Group has no off balance sheet arrangements.
Free Cash Flow

We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest and tax and after all capital investment. In 2007, the Group revised its definition of Free Cash Flow to exclude dividends payable to equity shareholders to align with market practice. Free cash flow for 2006 has been re-presented from £200 million under the previous definition after the payment of £272 million dividends to equity shareholders to £472 million on a comparable basis.
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

	2008	2007	2006
	£m	£m	£m

Net cash from operating activities	469	812	620

Add back:

Additional funding of past service pensions deficit	30	48	67

Demerger financing costs	53	—	—

Taxes paid on disposals	44	12	83

Less:

Net capital expenditure	(482)	(352)	(300)

Net associate and minority dividends received	10	7	2

Free Cash Flow	124	527	472

Net capital expenditure includes purchases of property, plant and equipment of £500 million (2007: £409 million 2006: £384 million) less proceeds on disposal of property, plant and equipment of £18 million (2007: £57 million 2006: £84 million).
In 2008, payments of £30 million (2007: £48 million 2006: £67 million) made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy for the period from 2005 to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.
Consistent with the cash flow from disposals of subsidiaries being excluded from Free Cash Flow, associated tax payments are also excluded from the Group’s definition of Free Cash Flow. Taxes paid on disposals in 2008 relate to the demerger of the Americas Beverages business and in 2007 relate to the disposal of the European Beverages business.
In 2006, tax payments arising on disposals of £83 million, principally a £74 million payment to the UK tax authorities in settlement of a tax dispute arising on the 1997 disposal of Coca-Cola & Schweppes Beverages, have been excluded from Free Cash Flow. This aligns the treatment of the tax with the treatment of the disposal proceeds which are excluded from Free Cash Flow.
We have also excluded the £53 million (2007 and 2006: £nil) upfront financing costs paid in 2008 relating to debt demerged with the Americas Beverages business from Free Cash Flow.
In 2008, we generated Free Cash Flow of £124 million, a decrease of £403 million compared to 2007 when Free Cash Flow was £527 million (2006: £472 million).
The reduction in Free Cash Flow is principally as a result of the demerger of the Americas Beverages business in May 2008, and a £130 million increase in net capital expenditure reflecting lower disposal proceeds and the investment in our new gum factory in Poland.
Net cash flow from operating activities as shown in the cash flow statement on page F-6 was £469 million (2007: £812 million; 2006: £620 million).

Cash flows on acquisitions and disposals

The net cash inflow in 2008 on acquisitions and disposals was £60 million. This principally comprises the sale of Monkhill. Reported separately to acquisitions and disposals, separation costs relating to the Americas Beverages demerger were £107 million and cash demerged with the Americas Beverages business was £67 million.
The net cash outflow in 2007 on acquisitions and disposals was £320 million. This principally comprised the acquisitions of Intergum, Sansei, Kandia-Excelent and South East Atlantic Beverages offset by disposal proceeds on non-core business disposals.
The net cash inflow in 2006 on acquisitions and disposals was £898 million. This comprised £1,295 million of proceeds from disposals offset by acquisitions of £375 million, principally the purchase of the remaining 55% of the share capital of CSBG for £201 million.
Net cash outflow before financing in 2008 was £362 million (2007: £245 million inflow; 2006: £1,142 million inflow).
Financing cash flows

The net cash outflow from financing during 2008 was £31 million. This included payment of dividends of £295 million to shareholders and the receipt of £58 million from issue of ordinary shares due to the exercising of options. In the year, the net drawdown of borrowings was £215 million with £4.4 billion new borrowings raised and £4.2 billion borrowing repaid in part reflecting the finance of the Americas Beverages business ahead of demerger and the subsequent repayment of part of the continuing Group’s borrowings.
The net cash inflow from financing during 2007 was £14 million. This included payment of dividends of £311 million to shareholders and the receipt of £56 million from issue of ordinary shares due to the exercising of options. In the year net drawdown of borrowings was £304 million.
The net cash outflow from financing during 2006 was £1,212 million. This included payment of dividends of £272 million to shareholders. In 2006 net repayments of borrowings were £949 million.
Net cash

Cash and cash equivalents (net of overdrafts) decreased during 2008 by £350 million to £99 million from £449 million at 31 December 2007 due to timing of cash receipts and a £245 million increase in our holding of short term investments. In 2007, net cash increased by £263 million from £186 million at 1 January 2007. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.
Capital expenditure

Capital expenditure in 2008 was £500 million (2007: £409 million, 2006: £384 million), an increase of 22% over the level of expenditure in 2007. Key areas of capital expenditure increase related to investment in the production capacity and facilities of the Group, in particular UK chocolate production and gum capacity in Europe. All these projects were funded from internal resources.
For 2009 we expect capital spend to be 5% of revenue on ongoing basis and an additional 2% of revenue incurred as part of our Vision into Action programme. At 31 December 2008 we had capital commitments of £7 million (2007: £16 million). We expect to continue to fund capital expenditure from internal resources.
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
The Group is exposed to £2,185 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 33 on Commitments and Contingencies for further details.
The financial assets of the Group which are exposed to credit risk are:

	2008	2007
Class	£m	£m

Trade receivables	789	952

Other debtors	115	132

Interest rate swaps	55	9

Currency exchange contracts	213	38

Cash	251	493

Short-term investments	247	2

Commodities	—	2

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
The objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities may be taken into account for these tests. At year end the Group was in compliance with this policy.
The Company manages the liquidity risk inherent in this analysis by having very diverse funding sources and committed borrowing facilities that can be accessed to meet liquidity needs.
(c) Market Risk

(i) Currency Risk

The Group operates internationally giving rise to exposure from changes in foreign exchange rates. The Group does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.

The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a target minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.
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
The treasury risk management policy sets minimum and maximum target levels of the total of net debt and preferred securities permitted to be at fixed or capped rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. These percentages are measured with reference to the current level of net debt. 71% of net debt was at fixed rates of interest at year end (2007: 54%). The Group was in compliance with policy at year end.
(iii) Fair value analysis

The table on page 55 presents a fair value analysis and a sensitivity analysis of the impact on the Income Statement from hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates. For cash and cash equivalents, short term investments, trade and other receivables, trade and other payables and short term loans and receivables with a maturity of less than one year the book values approximate to the fair values because of their short term nature. For non public long term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table contains fair values of debt instruments based on clean prices excluding accrued interest.
The analysis on page 55 shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on a downward parallel shift of 1% in yield curves and 20% weakening of sterling against other exchange rates. An upward parallel shift of 1% in yield curves and 20% strengthening of sterling against other exchange rates would result in an equal and opposite effect on fair values to the table below.
Due to increased volatility in currency exchange rates during 2008 the sensitivity analysis considers the impact of a 20% weakening in sterling as compared to a 10% weakening for 2007.
This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

As at 31 December 2008:

	Impact on Income Statement arising from
			20% weakening
			in £ against
		1% decrease in	other
	Fair Value	interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	251	(3)	27

Short-term investments	247	(2)	16

Borrowings	(2,523)	9	(357)

Interest rate swaps	55	34	—

Currency derivative assets (including embedded derivatives	213	1	837

Currency derivative liabilities	(169)	(2)	(502)

As at 31 December 2007:

	Impact on Income Statement arising from
			10% weakening
			in £ against
		1% decrease in	other
	Fair Value	Interest rates	currencies[1]
	£m	£m	£m

Cash and cash equivalents	493	(5)	36

Short-term investments	2	—	—

Borrowings	(3,696)	8	(351)

Cross currency interest rate swaps	5	—	—

Interest rate swaps	(2)	—	—

Currency derivative assets (including embedded derivatives	37	—	4

Currency derivative liabilities	(16)	—	(2)

[1]	The Group hedges against currency risk using currency derivative contracts and by structuring the currency of its borrowings to relate to the trading cash flows that service them. Where IAS 39 hedge accounting is not applied the offsetting effect of such hedges is not included in the tables above.
(iv) Commodities

In respect of commodities the Group enters into derivative contracts for cocoa, sugar and other commodities in order to provide a stable cost base for marketing finished products. The use of commodity derivative contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.
The continuing group held the following commodity futures contracts at 31 December 2008:

	2008	2007
	Fair	Fair
	value	value
	£m	£m

Commodities (asset)	—	2

Commodities (liabilities)	(5)	(3)

Total	(5)	(1)

The commodities derivative contracts held by the Group at the year-end expose the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa and other commodities traded on commodity exchanges. Applying a reasonable rise or fall in commodity prices to the Group’s net commodity positions held at the year end would result in a movement of £9 million (2007: £6 million) which would be recognised in the finance charge for the period (between 6% and 10% (2007: between 3% and 13%)).

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
Review of accounting policies
Critical accounting estimates

A review of our critical accounting polices and the judgements and estimates made by management when applying our critical accounting policies is discussed in our Financial Statements, Item 18 Note 1(z).
Accounting policy changes
There have been no significant changes in our accounting policies during 2008, other than the adoption of IFRS 8, Operating Segments, with effect from 1 January 2008. In addition, certain costs, including Global Supply Chain, Global Commercial and
Science and Technology costs which were previously included in central costs have been allocated to the business segments as these costs directly support the operations of the business. As a result the Group has re-presented its segmental analysis for the comparative 2007 and 2006 financial information.
Recent Accounting Pronouncements
The following amendments, revisions and new interpretations have been published by the International Accounting Standards Board:
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed in December 2008. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This revision has not yet been endorsed by the EU. This may impact the Group should the Group make material acquisitions in the future.
IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. This revised standard is effective for accounting periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows.

IAS 1 (Revised), “Presentation of financial statements”, will prohibit the presentation of items of income and expenses (that is, ‘nonowner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The standard is effective for periods beginning on or after 1 January 2009 and was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the presentation of the Group’s financial position, results of operations and cash flows.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. An amendment to IFRS 1, “First time adoption of International Financial Reporting Standards”, and IAS 27, “Consolidated and separate financial statements”, will allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor. These changes remove the significant barrier that was stopping many UK subsidiaries from adopting IFRS. The amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group does not expect this to have an impact on the financial statements.
An amendment to IAS 39, “Financial Instruments: recognition and measurement”, makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendment is effective for annual periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation was endorsed by the EU in December 2008.
IFRIC 15, “Arrangements for the construction of real estate”, provides further guidance over the application of IAS 11 “Construction Contracts”, and IAS 18, “Revenue”, to the construction of real estate. IFRIC 15 is effective for annual periods beginning on or after 1 January 2009. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 16, “Hedges of a net investment in a foreign operation”, clarifies the application of hedge accounting to a net investment in a foreign operation. IFRIC 16 is effective for annual periods beginning on or after 1 October 2008. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 17, “Distributions of non cash assets to owners”, clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The interpretation states that 1) a dividend payable should be recognised when appropriately authorised, 2) it should be measured at the fair value of the net assets to be distributed, and 3) the difference between the fair value of the dividend paid and the carrying amount of the net assets distributed should be recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.

IFRIC 18, “Transfer of assets from customers”, clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted.
The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
BOARD OF DIRECTORS
We are managed by our Board of Directors. The following sets forth information concerning each of the directors of the Company as of 26 March 2009.
References to the Board and Board appointments prior to 2 May 2008 refer to the Board of Cadbury Schweppes plc, the ultimate parent company of the Group prior to that date. On 2 May 2008, Cadbury plc became the new ultimate parent company by means of a Scheme of Arrangement, and all references after that date are to Cadbury plc unless otherwise indicated.
1 Roger Carr † ‡
Chairman
Term of office: Appointed to the Board in January 2001, as Deputy Chairman and then Senior Independent Non-Executive Director in May 2003 and as Chairman of Cadbury plc in July 2008. Roger Carr was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2009. He is Chairman of the Nomination Committee.
Skills and experience: Roger Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareholders on matters of corporate governance.
Other directorships and offices:
▪	Chairman of Centrica plc

▪	Non-Executive Director of The Bank of England

▪	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce

▪	Chairman of Mitchells & Butlers plc (2003–2008)

▪	Chairman of Chubb plc (2000–2002)

▪	Chairman of Thames Water plc (1998–2000)

▪	Chief Executive Officer of Williams plc (1994–2000)
2 Todd Stitzer *
Chief Executive Officer
Term of office: Appointed to the Board in March 2000, and as CEO in May 2003. Todd was last re-elected in 2006 and is retiring by rotation and standing for re-election in 2009.
Skills and experience: Todd joined Cadbury North America in 1983 as Assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to achieve superior shareholder performance through Vision into Action.

Other directorships and offices:
▪	Non-Executive Director of Diageo plc

▪	Director of Business in the Community
3 Ken Hanna
Chief Financial Officer — to 3 April 2009
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2006. Ken has announced that he will retire as Chief Financial Officer in April 2009, and will be replaced by Andrew Bonfield.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993–1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997–1999). He was also an Operating Partner at the private equity firm Compass Partners (1999–2004), focusing on consumer goods.
Other directorships and offices:
▪	Non-Executive Director of Inchcape plc
4 Dr Wolfgang Berndt # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2008 and is not retiring or standing for re-election in 2009. He is Chairman of the Remuneration Committee.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
▪   Non-Executive Director of Lloyds Banking Group plc
▪   Non-Executive Director of Lloyds Bank plc
▪   Non-Executive Director of Bank of Scotland plc
▪   Non-Executive Director of HBOS plc
▪   Non-Executive Director of GfK AG
▪   Non-Executive Director of MIBA AG
▪   Non-Executive Director of Telekom Austria (2006–2008)
▪   President Global Fabric & Home Care sector of The Procter & Gamble Co (1998–2001)

5 Guy Elliott # ‡ *
Senior Independent Non-Executive Director
Term of office: Appointed to the Board in July 2007, and Senior Independent Non-Executive Director since July 2008, replacing Roger Carr. Guy was last re-elected in 2008 and is not retiring or standing for re-election in 2009. Guy has been Chairman of the Audit Committee since March 2008, and will be handing over the Chairmanship to Colin Day in April 2009.
Skills and experience: Guy has extensive financial and commercial experience, particularly in mergers and acquisitions, which enables him to contribute significantly to the Board.
Other directorships and offices:
Finance Director of Rio Tinto plc
6 Lord Patten ‡ *
Independent Non-Executive Director
Term of office: Appointed to the Board in July 2005. Lord Patten was last re-elected in 2008 and is not retiring or standing for re-election in 2009. He is Chairman of the Corporate and Social Responsibility Committee.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations.
Other directorships and offices:
▪	Chancellor of Oxford University

▪	Chancellor of Newcastle University

▪	Advisory Board member of Bridgepoint Capital Ltd

▪	Advisory Board member of AIG

▪	European Commissioner for External Relations (1999–2004)

▪	Governor of Hong Kong (1992–1997)
7 Raymond Viault # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2006. Raymond was last re-elected in 2007 and is not retiring or standing for re-election in 2009.
Skills and experience: Raymond’s extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board.
Other directorships and offices:
▪	Director of Safeway, Inc.

▪	Director of Newell Rubbermaid, Inc.

▪	Director of VF Corporation

▪	Vice Chairman of General Mills, Inc. (1996–2004)

8 Colin Day # ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in December 2008. Colin is standing for election in 2009 at the first Annual General Meeting since his appointment. Colin will succeed Guy Elliott as Chairman of the Audit Committee in April 2009.
Skills and experience: Colin’s extensive experience of consumer products and his strong focus on performance and execution enables him to add significantly to the skills and capabilities of the Board.
Other directorships and offices:
▪	Chief Financial Officer of Reckitt Benckiser Group plc

▪	Non-Executive Director of WPP Group plc

▪	Non-Executive Director of Imperial Tobacco plc (2005–2007)

▪	Non-Executive Director of EasyJet plc (2000–2005)

▪	Non-Executive Director of Bell Group plc (1999–2004)

▪	Non-Executive Director of Vero Group plc (1996–1998)

▪	Group Finance Director of Aegis Group plc (1995–2000)
9 Baroness Hogg # † ‡
Independent Non-Executive Director
Term of office: Appointed to the Board in October 2008. Baroness Hogg is standing for election in 2009 at the first Annual General Meeting since her appointment.
Skills and experience: With extensive experience of business, government and the media, Baroness Hogg brings a wealth of expertise to Cadbury.
Other directorships and offices:
▪	Chairman of 3i Group plc

▪	Senior Independent Non-Executive Director of BG Group plc

▪	Chairman of Frontier Economics Limited

▪	Deputy Chairman of the Financial Reporting Council

▪	Deputy Chairman of GKN plc (2001–2006)

▪	Head of the Prime Minister’s Policy Unit (1990–1995)

10 Henry Udow
Chief Legal Officer and Group Secretary
Term of office: Appointed Group Secretary in September 2007.
Skills and experience: Henry joined Cadbury North America in 1987 as Division Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling in the US and UK. In 1991 he became Vice President, General Counsel & Secretary of Cadbury North America. In 1994 he moved to the UK to take up his role of Senior Vice President, Legal Director and General Counsel of Cadbury’s Global Beverages business. In 2000 he became Mergers & Acquisitions Director, heading up all merger and acquisition activity for Cadbury. He was appointed Chief Legal Officer in 2005, heading up the Global Legal Function for the Cadbury Group.
11 Andrew Bonfield
Chief Financial Officer — from 3 April 2009
Term of office: Joined the Company in February 2009. To be appointed to the Board in April. Andrew is standing for election in 2009 at the first Annual General Meeting following his appointment.
Skills and experience: Andrew has established a strong track record as an international and FTSE 100 CFO and will have a key role to play in sustaining the Company’s focus on performance delivery.
Other directorships and offices:
▪	Chief Financial Officer of Bristol-Myers Squibb (2002–2008)

▪	Non-Executive Director of ImClone Systems Inc (2007–2008)

▪	Non-Executive Director of BOC Group plc (2003–2006)

▪	Non Executive Director of BG Group plc (2000–2001) then Executive Director, Finance of BG Group plc (2001–2002)

▪	Chief Financial Officer of SmithKline Beecham plc (1998–2000)
Board Committee membership key

#	Audit Committee

†	Remuneration Committee

‡	Nomination Committee

*	Corporate and Social Responsibility Committee
UK corporate governance
This report has been prepared in accordance with the Code of Best Practice set out in section 1 of the June 2006 FRC Combined Code on Corporate Governance. The Group has complied with the code provisions of section 1 of the Code, and applied the main principles, and supporting principles, throughout the year except in the two minor instances explained below. We expect to comply fully with the Code (and apply the main principles and supporting principles) of the June 2008 FRC Combined Code on Corporate Governance (the “revised Code”), which takes effect for the financial year commencing 1 January 2009.

Corporate governance report
The Board remains committed to the principles of good corporate governance and to achieving high standards of business integrity, ethics and professionalism across all our activities. The Board of Cadbury plc adopted a Statement of Corporate Governance Principles on 30 April 2008, which explains the principles that guide corporate governance for the Group and ensures that the Group acts in the best interests of its stakeholders. The Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial officers in the Group) and a code of conduct (Our Business Principles) that apply at Board level and to all managers across the Group. All executive members of the Board, the CEC and the executive managers are required to confirm their compliance with Our Business Principles on an annual basis. We have established a confidential, all employee Speaking Up helpline available in most languages, enabling employees to report concerns of breaches of Our Business Principles or usual standards of good behaviour. The Statement of Corporate Governance Principles, Financial Code of Ethics and Our Business Principles are available on the Group’s website, www.cadbury.com.
Senior Management
The Senior Managers are the Executive Directors appointed to the Board and listed above and the members of the CEC as listed on page 72 under the section titled “Chief Executive’s Committee”.
The Board
At the date of this report, the Board has 9 members: the Chairman, two Executive Directors, and six Non-Executive Directors. All six Non-Executive Directors are deemed independent under the provisions of the Code. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-Executive Directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life, and as such each contributes significant weight to Board decisions.
Changes to the Board since 1 January 2008

David Thompson	Non-Executive Director	Resigned 8 March 2008
Sir John Sunderland	Chairman	Resigned 21 July 2008
Ellen Marram	Non-Executive Director	Resigned 30 September 2008
Sanjiv Ahuja	Non-Executive Director	Resigned 30 September 2008
Baroness Hogg	Non-Executive Director	Appointed 24 October 2008
Colin Day	Non-Executive Director	Appointed 1 December 2008
Bob Stack	Executive Director	Resigned 31 December 2008
Ken Hanna	Executive Director	Will resign 3 April 2009
Andrew Bonfield	Executive Director	To be appointed 3 April 2009
Sir John Sunderland was succeeded as Chairman by Roger Carr on 21 July 2008. Biographies of each of the Directors as at the date of this report, can be found on page 59.

Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2008 was as follows:
Cadbury Schweppes plc
Period covered: 1 January 2008–1 May 2008

Committee Meetings
	Board Meetings	Audit	CSR	Nomination	Remuneration

Number of meetings held during period	3	2	0	1	2

Sir John Sunderland	3/3	—	—	1/1	—

Roger Carr	3/3	2/2	—	1/1	2/2
Todd Stitzer	3/3	—	—	—	—
Ken Hanna	3/3	—	—	—	—
Bob Stack	3/3	—	—	—	—
Sanjiv Ahuja	3/3	—	—	1/1	—
Dr Wolfgang Berndt	3/3	1/2	—	—	2/2
Guy Elliott	3/3	2/2	—	—	—
Ellen Marram	3/3	—	—	—	—
Lord Patten	3/3	—	—	1/1	—
David Thompson	2/2	2/2	—	—	1/1
Raymond Viault	2/3	1/2	—	1/1	2/2

Cadbury plc
Period covered: 2 May 2008-31 December 2008

Committee Meetings
	Board Meetings	Strategy	Audit	CSR	Nomination	Remuneration

Number of meetings held during period	5	1	2	2	2	3

Sir John Sunderland	1/1	—	—	1/1	—	—
Roger Carr	5/5	1/1	—	—	2/2	3/3
Todd Stitzer	5/5	1/1	—	2/2	—	—
Ken Hanna	5/5	1/1	—	—	—	—
Bob Stack	5/5	1/1	—	2/2	—	—
Sanjiv Ahuja	2/3	—	—	1/1	—	—
Dr Wolfgang Berndt	5/5	1/1	2/2	—	—	3/3
Colin Day	1/1	—	—	—	—	—
Guy Elliott	5/5	1/1	2/2	—	—	—
Baroness Hogg	2/2	—	—	—	—	—
Ellen Marram	2/3	—	—	—	—	—
Lord Patten	5/5	1/1	—	2/2	2/2	—
Raymond Viault	5/5	1/1	2/2	—	2/2	2/3

Prior to 2 May 2008 when Cadbury plc became the ultimate parent company of the Cadbury Group by means of the Scheme of Arrangement, there were four additional board meetings held between 7 February 2008 (the date of incorporation of Cadbury plc) and 1 May 2008.

The two tables above show the number of meetings attended by the Director during the period against the number of meetings held during their Board/Committee membership.
Role of the Board
The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. Whilst the Board has delegated the overall operational management of the Group to the Chief Executive Officer, there is a formal schedule of matters reserved for the Board by which the Board oversees control of the Group’s affairs. The Chief Executive Officer is supported by his Executive Committee. The Board is also assisted in carrying out its responsibilities by the various Board committees, including a Standing Committee consisting of any two Directors which deals with routine business between Board meetings: following a formal decision, the Board may also delegate authority to the Standing Committee to facilitate finalising matters within agreed parameters. The work of the Board committees is described on page 68.

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
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice at the Group’s expense
Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be the Senior Independent Non-Executive Director). Once professional fees reach £25,000 (and at £25,000 increments thereafter) further Board approval is required.
No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary. Any questions shareholders may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary.
Board effectiveness
The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined in writing and approved by the Board. The role of the Chairman is to lead and manage the Board. The Chief Executive is responsible for the leadership and overall operational management of the Group and execution of the strategy approved by the Board.
Induction: On joining the Board, Directors are given background information describing the Group and its activities. They receive an induction pack of information on our business. The pack includes guidance notes on the Group, the Group structure, its operations, information on corporate governance and brokers’ reports. Meetings are arranged with the members of the CEC and other senior executives below Board level from each Group function, as well as some of our advisers. Appropriate visits are arranged to our sites. Meetings are also arranged with the Group departments who provide support to the relevant Board Committees that the Directors will serve on.
Continuing professional development: Training seminars are held for Board members at least annually. These formal sessions are in addition to written briefings to the Board on areas of regulatory and legislative change. Prior to the implementation of the Scheme of Arrangement by which Cadbury plc became the ultimate holding company in the Group, the Board received additional training on the Listing Rules (this is an FSA requirement prior to the initial listing of a company.) In October 2008, new provisions relating to conflicts of interests for Directors came into force — all Board members were briefed of their disclosure obligations and the change in the law in advance of these provisions taking effect. In December, the Board were briefed on the appropriate way to handle a hypothetical Speaking Up issue and internal fraud, as well as on the US Foreign Corrupt Practices Act.
Evaluation: During the year, with the assistance of an external consultant, Egon Zehnder, the Board reviewed and evaluated its performance alongside those of its Committees and individual Directors.
These reviews were conducted by way of detailed questionnaires, that were completed by Directors and followed by one to one interviews between Directors and the external consultant. Feedback on individual Directors was discussed with the Chairman and this in turn was followed by private feedback meetings between the Chairman and each of the Directors. A report on the performance of the Board as a whole and of the Board Committees was made to the Board by the external consultant at a meeting in April 2008 and the issues arising debated and considered at length.
A theme for development included the need to ensure continued Board unity and effectiveness and to develop further the open and constructive lines of communication both within the Board and between Board and Management that had proved successful during the year.

Following these reviews the Board and its Committees concluded that they are operating effectively.
Going forward, the Board intends to continue to conduct evaluations annually employing the services of external consultants to assist the process where deemed appropriate.
External directorships for Executive Directors
Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept one appointment as a Non-Executive Director of another listed company. The Board considers that Executive Directors can gain valuable experience and knowledge through such appointments. Bob Stack was allowed to accept a second appointment in the year due to his impending retirement.
Details of the fees received by the Directors for external appointments can be found under Management Compensation on page 85.
Disclosure and review of Directors’ interests
Directors are required to declare all appointments to the boards of, or relationships with, companies outside the Cadbury group and additionally to disclose any situations which could result in potential conflicts of interest. The Board has adopted processes and procedures to manage and, where appropriate, to approve such conflicts.
Following a review of Directors’ interests undertaken in September 2008, the Board has concluded that there is currently no compromise to the independence of any Cadbury Director arising from an external appointment or any outside commercial interest.
The Chairman
Following the resignation of Sir John Sunderland, Roger Carr was appointed Chairman of Cadbury plc in July 2008. On his appointment, Roger Carr met the independence criteria set out in the Code. Amongst Roger Carr’s external appointments, he is also the Chairman of another FTSE 100 company. As a result, the recommendation under the Code that no individual should be appointed to a second chairmanship of a FTSE 100 company has not been met. (Under the revised Code, in effect from January 2009, the restriction against Chairmanships of two FTSE 100 companies is no longer in place.) As part of the appointment process, the time commitment required by this role was evaluated and reviewed against his external appointments. Prior to his appointment as Chairman of Cadbury plc, Roger Carr had served simultaneously as Chairman of two FTSE 100 companies, and has demonstrated his ability to fulfill the demands of both roles.
Senior Independent Non-Executive Director

Roger Carr was the Senior Independent Non-Executive Director until July 2008. He was succeeded in this role by Guy Elliott. Guy’s responsibilities include meeting major shareholders as and when requested and chairing meetings of the Non-Executive Directors without executive management or the Chairman being present.
Non-Executive Directors
The Board reviews the independence of all Non-Executive Directors annually and has determined that all current Non-Executive Directors are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgment.
We made no payments to third parties for any of the Non-Executive Directors’ services.
Terms of appointment: Non-Executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. The terms and conditions of appointment for the Non-Executive Directors are summarised in the section on Management Compensation on page 85 and are available on request from the Group Secretary.

Meetings of Non-Executive Directors
The Non-Executive Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2008, they held one such meeting chaired by Guy Elliott and attended by all the Non-Executive Directors who were appointed at that date to appraise the performance of the Chairman, Roger Carr.
Key committees
The terms of reference for all our committees are reviewed on a regular basis by the Board and were last reviewed in December 2008. Committees are authorised to obtain external legal or other independent professional advice if they consider it necessary to do so. The terms of reference of all of our committees are available on the website at www.cadbury.com.
Audit Committee
The Combined Code recommends that the Board should establish formal and transparent arrangements for applying the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company’s external auditors.
Role: The Audit Committee is appointed by the Board from the Non-Executive Directors and is primarily responsible for:
▪	monitoring the integrity of the financial statements of the Group and reviewing significant reporting judgements;

▪	reviewing the Company’s internal control and risk management systems;

▪	monitoring and reviewing the effectiveness of the Company’s internal audit function;

▪	making recommendations to the Board in relation to the appointment of the external auditor;

▪	monitoring and reviewing auditor independence; and

▪	developing and implementing a policy on the engagement of the external auditor to supply non-audit services.
Membership: The Committee consists solely of independent Non-Executive Directors. The members of the Audit Committee since 1 January 2008 are:
▪	Guy Elliott (succeeded David Thompson as Chairman in March 2008);

▪	David Thompson (resigned in March 2008);

▪	Roger Carr (resigned in July 2008);

▪	Dr Wolfgang Berndt;

▪	Raymond Viault;

▪	Baroness Hogg (from 5 December 2008); and

▪	Colin Day (from 5 December 2008). Colin will succeed Guy as Chairman of the Audit Committee in April 2009.
All Committee members have extensive financial experience in large organisations. The Board has determined that Guy Elliott is the Audit Committee financial expert as defined by the US Securities and Exchange Commission.

The composition and role of the Audit Committee is reviewed annually against the recommendations made in the FRC Guidelines on Audit Committees. Since the FRC Guidelines on Audit Committees recommend that the Chairman of a company should not be a member of the Audit Committee, Roger Carr resigned as a member of the Audit Committee on his appointment as Chairman and at the time of this report the Company complies with all the recommendations of the FRC Guidelines on Audit Committees.
Other than the Chairman of the Committee, as described in the Directors’ Remuneration Report, members do not receive additional fees for serving on the Committee.
The Director of Group Secretariat is secretary to the Committee.
Meetings: The Committee met four times in 2008. Agendas are prepared by the secretary and approved by the Chairman and are aligned with events in the Group’s financial calendar. The Audit Committee Chairman holds preparatory meetings with the Group’s senior management, as appropriate, prior to Committee meetings. At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Group Secretary, Corporate Finance Director, Director, Financial Control, Director of Business Risk Management and the external auditor attend meetings. All Directors have access to the minutes of all the Committee’s meetings and are free to attend.
In addition, separate meetings are held with the external auditors and the internal auditors in the absence of Management.
Activities: During the year the Audit Committee’s activities included:
▪	being responsible for all accounting matters and financial reporting matters prior to submission to the Board for their endorsement;

▪	monitoring the integrity of the Group’s financial statements and ensuring that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

▪	reviewing major changes in accounting policies and practices;

▪	reviewing the Group’s internal controls and their effectiveness;

▪	reviewing the Group’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

▪	reviewing the effectiveness of the external audit process,

▪	the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors;

▪	considering the annual report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for the following year;

▪	reviewing the provision and scope of audit and non-audit work by the external auditor and the fees charged;

▪	receiving and reviewing reports from the Speaking Up programme (established to investigate in confidence complaints from employees and others);

▪	receiving and reviewing semi-annual reports on Group legal matters including litigation;

▪	receiving an annual review of the effectiveness of the Committee;

▪	reviewing corporate governance developments in the UK and US and the Group’s response to these developments; and

▪	monitoring the Group’s risk management and business ethics processes.

Much of the Committee’s work in 2008 centred on the demerger of the Americas Beverages business and the reporting and accounting implications of this and the Scheme of Arrangement which introduced Cadbury plc into the Group.
External auditor independence: The Committee ensures that the external auditor remains independent of the Group. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Non-audit services: In line with the requirements of the US Sarbanes-Oxley Act 2002, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees must be approved in advance by the Committee.
The pre-approval process enables the Committee to pre-approve the audit and non-audit service categories that can be provided by Deloitte LLP and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service will continue to require specific pre-approval from the Audit Committee or the Audit Committee Chairman where requests for pre approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no de minimis amount.
Evaluation of external auditors: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareholders at the Annual General Meeting.
To assess the effectiveness of the external auditors, the Audit Committee reviewed:
▪	the arrangements for ensuring the auditor’s independence and objectivity;

▪	the external auditor’s fulfilment of the agreed audit plan;

▪	the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements; and

▪	the content of the external auditor’s reporting on internal control.
As part of the decision to recommend to the Board the re-appointment of Deloitte LLP, the Committee has taken into account the tenure of the auditors and considered whether there should be a full tender process. There are no contractual obligations restricting the Committee’s choice of external auditors.
As a consequence of its satisfaction with the results of the activities reviewed above, the Audit Committee has recommended to the Board that a resolution proposing the re-appointment of Deloitte LLP as external auditors be put to shareholders at the Annual General Meeting.
Details of the fees paid to the external auditors in 2008 can be found at Note 6 in the financial statements.
Internal Audit function: The Audit Committee assists the Board in fulfilling its responsibilities relating to the adequacy of the resourcing and plans of the Internal Audit department. In doing this the Committee reviewed:
▪	Internal Audit’s remit, reporting lines and access to the Audit Committee and all members of the Board;

▪	Internal Audit’s plans and its achievement of the planned activity;

▪	the results of key audits and other significant findings, the adequacy of Management’s response and the speed of resolution; and

▪	the level and nature of non-audit activity performed by Internal Audit.
Overview: As a result of its work during the year, the Audit Committee has concluded that it has acted in accordance with its terms of reference and has ensured the independence and objectivity of the external auditors.
Nomination Committee
The members of this Committee since 1 January 2008 are:
▪	Roger Carr (succeeded Sir John Sunderland as Chairman in July 2008);

▪	Sir John Sunderland (resigned in July 2008);

▪	Sanjiv Ahuja (resigned in September 2008)

▪	Dr Wolfgang Berndt (from 5 December 2008)

▪	Colin Day (from 5 December 2008)

▪	Guy Elliott (from 5 December 2008)

▪	Baroness Hogg (from 5 December 2008)

▪	Lord Patten; and

▪	Raymond Viault.
Dr Wolfgang Berndt (prior to joining the Committee), David Thompson (until his retirement as a Director), the Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Chief Legal Officer and Group Secretary or his designate also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations regarding the appointment of any new executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee is also responsible for succession planning for the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board.
During 2008, the Committee met three times to review succession planning, the appointment of a new Chairman and a new Senior Independent Non-Executive Director, the appointments of Baroness Hogg and Colin Day as new Non-Executive Directors and Andrew Bonfield as the new Chief Financial Officer. Roger Carr became Chairman of this Committee in July 2008, after he had been appointed Chairman of Cadbury plc. Before July 2008, this Committee was chaired by Sir John Sunderland and Roger Carr was a member. Sir John did not chair the Committee when it dealt with the appointment of his successor and Roger Carr did not participate in the discussions relating to his own appointment. External search consultants were engaged to produce a list of candidates for the appointments noted above. These lists were then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee. The Directors then met the preferred candidates and their nominations were presented to the Board for approval at its next meeting.

Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are on page 75.
Corporate and Social Responsibility Committee
The members of this Committee since 1 January 2008 who are also directors are:
▪	Lord Patten (Chairman);

▪	Sir John Sunderland (resigned in July 2008)

▪	Sanjiv Ahuja (resigned in September 2008);

▪	David Thompson (resigned in March 2008);

▪	Bob Stack (resigned in December 2008)

▪	Guy Elliott (from 5 December 2008); and

▪	Todd Stitzer.
At the invitation of the Chairman, Raymond Viault, Dr Wolfgang Berndt, Roger Carr and the Chief Legal Officer and Group Secretary attend meetings, together with the relevant executives and managers from the business. The Head of Corporate Responsibility is secretary to the Committee.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. Further details of the Group’s approach to corporate and social responsibility matters can be found on pages 22 to 24 and in the Company’s biennial Corporate Responsibility and Sustainability Review.
Chief Executive’s Committee
The members of this Committee are:
Amit Banati, Trevor Bond, Andrew Bonfield (from February 2009), James Cali, James Chambers, Tony Fernandez, Marcos Grasso, Ken Hanna (until 3 April 2009), Anand Kripalu, Lawrence MacDougall, David Macnair, Bharat Puri, Mark Reckitt, Tamara Minick-Scokalo, Chris Van Steenbergen, Todd Stitzer (Chairman) and Henry Udow.
As a result of the new reporting structure from four regions to seven business units as described on page 14, three members left the Committee in 2008 (Matthew Shattock, Steve Driver and Rajiv Wahi).

The Director of Group Secretariat also attends meetings and is secretary to the Committee.
The CEC reviews major operational and management issues including monthly financial results and forecasts, and proposals for capital expenditure.
Relations with shareholders
Our shareholders are very important to us. All shareholders receive regular communications from the Group and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website. Presentations and webcasts on the development of the business are available on the website.

Annual General Meeting (“AGM”)
The Board views the AGM as an opportunity for individual shareholders to question the Chairman, and through him the chairmen of the various Board Committees and other Directors.
Under the Code, the Notice of the AGM and any related papers should be sent to the shareholders at least 20 working days before the meeting. For the 2008 AGM, due to the strict timelines that had to be adhered to for the completion of the demerger, this requirement of the Code was not complied with. Shareholders were notified of the shortened notice period in the demerger documentation that was sent to them and on the Company’s website. The minimum statutory notice period of 21 clear days was adhered to.
Directors are submitted for election by the shareholders at the first AGM following their appointment. All Directors should be subject to re-election by shareholders at intervals of no more than three years.
Details of the meeting and the resolutions to be proposed together with explanatory notes are set out in the Notice of Meeting which is sent to shareholders. Shareholders attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
Meetings with institutional investors are undertaken at Board level on a day-to-day basis by the Chief Executive and Chief Financial Officer. The Senior Independent Non-Executive Director and other members of the Board are also available to meet major shareholders on request. The Chairman contacts the top 10 shareholders each year with an offer to meet them. As part of his role as the Senior Independent Non-Executive Director, Guy Elliott is also available to shareholders when contact with the Executive Directors or the Chairman may not be appropriate. The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and Continental Europe on a regular basis.
The Directors are supported by our Investor Relations department (IR), which is in regular contact with institutional investors, analysts and brokers. The IR team also undertook roadshow and one to one meetings with investors. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors including Goldman Sachs, UBS and Makinson Cowell. Additional feedback is also collected directly by IR, typically at the request of investors. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop a balanced understanding of the issues and concerns of our major shareholders.
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
The Directors acknowledge their responsibility for the system of internal control and for reviewing its effectiveness. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
▪	the key business objectives are clearly specified at all levels within the Group’s “Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, which are distributed throughout the Group;

▪	the organisation structure is set out with full details of reporting lines and accountabilities and appropriate limits of authority for different processes;

▪	procedures to ensure compliance with external regulations;

▪	the network of disclosure review committees which exists throughout the Group (described below);

▪	procedures to learn from control failures and to drive continuous improvement in control effectiveness;

▪	a wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, social responsibility, health and safety, information technology, and risk management generally;

▪	individual business units operate on the basis of multi-year contracts with monthly reports on performance and regular dialogues with Group senior management on progress;

▪	on an annual basis the CEC, Audit Committee and then the Board consider and agree the major risks facing the business and these risks are used to focus and prioritise risk management, control and compliance activities across the organisation. The key risks facing the Group are summarised on pages 7 to 10;

▪	various internal assurance departments, including Group Audit, carry out regular reviews of the effectiveness of risk management, control and compliance processes and report their findings to the business unit involved as well as to Group Management and the Audit Committee; and

▪	the Audit Committee approves plans for control self-assessment activities by business units and regions as well as the annual Group Audit activity plan. The Committee also deals with significant issues raised by internal assurance departments or the external auditors.
The management of all forms of business risk continues to be an important factor in the creation and protection of value for our shareholders. The processes involved a call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 53 to 54).
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Regional and global status reports assessing the extent to which all major risks have been effectively mitigated are prepared every six months and are reviewed by the Audit Committee. A structure of central Group and regional risk and compliance committees came into operation from January 2007. The internal controls system was reviewed in 2008 in the light of the Flint Guidance and best practice generally.
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
At the year end, the Group’s only significant associate is Camelot, which is managed in line with its shareholder agreement. Other associates that have contributed to the Company’s results are detailed in Note 35 on page F-68.

See “Item 15: Controls and Procedures” for information regarding the Group’s disclosure controls and procedures and the Group’s internal control over financial reporting as defined under the Sarbanes-Oxley Act and related rules promolugated by the SEC.
Auditor Liability
Under the Companies Act 2006, a company’s auditors are permitted to negotiate to limit the liability of the auditors to an amount which is fair and reasonable in all the circumstances. Any arrangement should be agreed annually and approved by the shareholders at the AGM. Cadbury plc has not entered into such an agreement with its auditors.
MANAGEMENT COMPENSATION
This report describes the current arrangements for the remuneration of Executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (“the Committee”) in 2008. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareholders will be informed appropriately. All references to the Group prior to 2 May 2008 mean, unless indicated otherwise, the combined confectionery and beverages group, the ultimate parent company of which was Cadbury Schweppes plc. All references to the Group from that date onwards mean, again unless indicated otherwise, the confectionery only group, the ultimate parent company of which is Cadbury plc.
In 2008 Group Management and employees performed well against the stretching performance targets expected of the Group. It was also a year of significant change as we demerged our Americas Beverages operations, signed a conditional agreement for the sale of our Australian Beverages business and reorganised our management structure. These changes and the challenging macro-economic environment ensured that the Committee spent a considerable amount of time considering remuneration issues, including both current and future incentive plans, and performance targets to support the new purely confectionery Group. Furthermore, the Committee needed to find a fair way of valuing the then current active incentive plans which were based on the performance of a combined confectionery and beverages group, how best to treat the employees who were staying with the business, and those who were leaving.
The new incentive plans implemented in 2008 and the treatment of the then current active incentive plans were overwhelmingly supported by shareholders at the General and Annual General Meetings held in April 2008. The Committee are not suggesting any changes to them at this time, but are mindful of the need in times of economic turbulence to keep remuneration systems under review in order to provide the appropriate level of challenge and incentivisation.
Consistent with its recognition of current economic conditions, the Committee accepted Management’s recommendation that in this environment, salary increases for Executive Directors and senior executives are inappropriate in 2009. Accordingly, such salaries will be maintained at 2008 levels throughout 2009.
The Committee met on five occasions in 2008. As well as dealing with the effects that the events discussed earlier had on the remuneration policy, the Committee also noted, as part of its broader oversight of remuneration in the Group, individual grants made under our international share award plans. It also considered and approved, amongst other things:
▪	a review of Senior Executive Remuneration strategy and design, which had already been scheduled for 2008;

▪	the Directors’ Remuneration Report for 2007;

▪	a review of base salary and other compensation elements of the Executive Directors’ remuneration;

▪	Annual Incentive Plan awards and share based grants made and paid out in 2008 to the Executive Directors and members of the CEC; and

▪	performance measures’ weights, targets and allocation guidelines for cash and share based remuneration for the 2008 financial year.
Many of these matters involved extensive shareholder consultation, and during this consultation the Committee was asked to look again at the 40% service match in the Bonus Share Retention Plan, which is explained below in greater detail. Having reviewed the plan in the context of overall executive remuneration, it was decided that removing the match would result in a reduction in the expected value of the long-term plans the Group operates.
Also, as noted below, two Executive Directors, Todd Stitzer and Bob Stack, were paid in US Dollars. As a result, the significant change in the US Dollar-Pound Sterling exchange rate in favour of the US Dollar in 2008 has had notable impact on some of the remuneration numbers for them when reported in Pounds Sterling.
This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. It also meets the requirements of the Listing Rules of the Financial Services Authority and the Combined Code on Corporate Governance issued by the Financial Reporting Council in 2006 (“the Code”) relating to Directors’ remuneration. The Act required the Company’s auditors to report to the Company’s members on certain parts of the Directors’ Remuneration Report and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. The Report has therefore been divided into separate sections for audited and unaudited information.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors, and to approve awards under our share based plans. The Committee is tasked with ensuring that individual rewards are linked to performance and aligned with the interests of the Company’s shareholders. This requires that cost effective packages are provided which are suitable to attract and retain Executive Directors of the highest calibre and to motivate them to perform to the highest standards. The Committee also oversees remuneration arrangements for our senior executives to ensure they are also aligned with shareholder interests. The terms of reference of the Committee are available for inspection on our website.
Remuneration Committee members and advisers
In 2008 the Committee consisted of:
▪	Dr Wolfgang Berndt	(Chairman of the Committee)

▪	Roger Carr

▪	David Thompson	(resigned 8 March 2008)

▪	Raymond Viault

▪	Baroness Hogg	(appointed 5 December 2008)
Mr Carr excepted, all are independent Non-Executive Directors, and all were members of the Board and Committee at the year-end other than as indicated. No other person was a member of the Committee at a time when any matter relating to the Executive Directors’ remuneration for 2008 was considered.

No Committee member has any personal financial interest (other than as a shareholder), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some or all of the meetings and who provided material advice or services to the Committee during the year were:
▪	Sir John Sunderland	Chairman until 21 July 2008

▪	Todd Stitzer	Chief Executive Officer

▪	Bob Stack	Chief Human Resources Officer

▪	Ken Hanna	Chief Financial Officer

▪	Ellen Marram	Non-Executive Director

▪	Don Mackinlay	Global Remuneration and Benefits Director

▪	John Mills	Director of Group Secretariat and Secretary to the Committee

▪	Liz Spencer	International Rewards Director

▪	Henry Udow	Chief Legal Officer and Group Secretary
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
Slaughter and May advised the Committee on legal and regulatory issues and provided advice on a broad range of legal issues to the Group during 2008.
PricewaterhouseCoopers LLP also provided a broad range of tax, share scheme and advisory services to the Group during 2008.
Remuneration policy principles
Our remuneration policy for executives, including Executive Directors, is based on the following core principles:
▪	base salary between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance;

▪	a portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

▪	payments under the performance related elements of our incentive plans based on the measurable delivery of widely used and understood metrics (calculated at constant currency);

▪	total remuneration potential designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

▪	significant opportunities to acquire Cadbury shares, consistent with building a strong ownership culture; and

▪	Executive Directors expected to meet a share ownership requirement set at four times base salary.
Where salaries are set at more than median, this reflects strong performance by the individual concerned over a number of years and other individual factors, such as their attractiveness to other potential employers and the difficulty in replacing them were they to leave the Group.

The share ownership guidelines noted above are at the top end of such requirements for companies in the FTSE 100 and also apply to senior executives within the Group, with a range for them of one to three times salary, depending on their level in the organisation. New appointments are given a period of three to five years in which to satisfy this requirement. All the Executive Directors who served in the year exceeded the requirement.
Changes to reward arrangements
As already mentioned, the Committee undertook a fundamental review of remuneration policy and all incentive plans in 2008. Changes were approved at the 2008 Annual General Meeting and have improved our existing plans by:
▪	strengthening the link with shareholder value creation by referencing a more industry focused peer group when determining salaries;

▪	ensuring that incentive awards are more closely aligned with the Group’s strategic objectives and shareholder value creation, and enhancing relevance by introducing new and more stretching performance measures:

▪	for the Annual Incentive Plan (AIP), a simultaneous improvement in revenue (NSV) growth and trading margin in the year must be achieved;

▪	for the BSRP performance match (explained below), simultaneous improvement in revenue growth and trading margin over a period of three years is required;

▪	the Long Term Incentive Plan (LTIP) now requires simultaneous improvement in Underlying Earnings Per Share (UEPS) and Return on Invested Capital (ROIC) rather than measuring Total Shareholder Return (TSR) against an industry comparator group. LTIP was also made available to more employees in the Group, and the maximum potential LTIP award was increased to 300% of base salary for the Chief Executive Officer and 200% for all other Executive Directors. The normal grants are 200% and 160% respectively; and

▪	simplifying the arrangements to make them more relevant to participants and to shareholders.
Effect of the corporate reconstruction and demerger of Americas Beverages
As a result of the Scheme of Arrangement which resulted in Cadbury plc replacing Cadbury Schweppes plc as the new holding company of the Group and the subsequent demerger of Americas Beverages, the publicly traded shares of the Group were restructured with 100 Cadbury Schweppes plc shares being exchanged for 64 Cadbury plc ordinary shares and 12 common stock in Dr Pepper Snapple Group, Inc. (the “exchange ratio”).
In consequence, share options and awards were recalculated to ensure that in the new structure they had an equivalent value at the point of exchange (being 2 May 2008) to the original share options and awards. The formula applied was agreed in advance with HM Revenue and Customs (HMRC) in the UK in respect of UK approved share option plans and, in the interests of fairness, was therefore used consistently across all share options and awards.
As the Americas Beverages operations were such a substantial part of the Group, the Committee, on professional advice, decided to test all share awards still subject to a performance measure at the time of demerger to determine their value, as the measures would no longer be relevant for a stand-alone confectionery business. The performance targets were measured using a widely accepted methodology called the Fair Value approach. This used a valuation model which took into account actual performance to separation and then assessed the probability of different eventual outcomes at the original end date of the performance period of an award. The value of these potential outcomes was averaged to provide a figure that reflects the overall worth of the award at that point in time, including recognition that the award is deferred and will still be released at the normal time and subject to the normal employment conditions. For the LTIP and BSRP cycles which were outstanding at the time of the demerger, the results of this valuation were as follows:

			Fair Value
Plan	Cycle	Measure	before exchange ratio

LTIP	2003–2005	TSR	2.02%
LTIP	2006–2008	Combined TSR and UEPS targets	52.78%
LTIP	2007–2009	Combined TSR and UEPS targets	67.83%
BSRP	2006–2008	Underlying Economic Profit	68.69%
BSRP	2007–2009	Underlying Economic Profit	92.71%

The Fair Value percentage was applied to the maximum original award over Cadbury Schweppes plc shares, and the size of the award reduced accordingly. The HMRC agreed formula was then applied to the sum total of Cadbury Schweppes plc plan shares to arrive at the size of the award of Cadbury plc shares which will vest at the relevant vesting date. The principles underpinning these recalculations were approved by shareholders at the 2008 Annual General Meeting.
Overview of remuneration elements for executives including Executive Directors

Element	Objective	Performance period	Performance conditions for awards
Base salary (see page 81)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 81)	Incentivises delivery of performance goals for the year	One year	For 2008 awards, performance targets were based on a matrix requiring simultaneous improvement in revenue growth and trading margin. There was also an element related to key performance indicators and personal objectives. For 2009, performance targets for awards will be based 70% on a revenue/margin matrix, 20% on a cash flow measure and 10% on non-financial measures

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 82)	Incentivises sustained annual growth. Aids retention of executives. Supports and encourages share ownership	Three years	Voluntary deferral of AIP with an additional match. Continued employment results in a match of 40%, and performance targets (based on a matrix requiring simultaneous improvement in revenue growth and trading margin) can result in an additional match of 60%

Long Term Incentive Plan (LTIP) (see page 83)	Incentivises long-term value creation. Aids retention of executives	Three years	Performance targets are based on a matrix requiring simultaneous improvement in Underlying Earnings Per Share (UEPS) and Return On Invested Capital (ROIC)
Whether particular performance conditions are met is assessed with reference to our Annual Accounts or to external data which is publicly available. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the Executive Directors is shown on pages 85 to 92. Directors and executives also have interests in Discretionary Share Option Plans granted in previous years, see page 90.
Share-based awards and dilution
We ensure that the aggregate of all share-based awards which use newly issued shares does not exceed the guidelines laid down by the Association of British Insurers (ABI). These guidelines provide that options issued to employees under the Company’s all employee schemes should not exceed an aggregate amount equal to 10% of the Company’s issued share capital, and options issued to employees under the Company’s discretionary schemes should not exceed 5% of such sum. The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 10p share capital on the last day of each of the last five financial years was as follows:

Outstanding capacity	2004	2005	2006	2007	2008
For all employee Schemes	4.53%	4.58%	5.27%	6.42%	4.54%
For discretionary Schemes	1.75%	1.74%	2.36%	3.38%	2.45%

Balance between fixed and variable pay
Around 70% of each Executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each Executive Director, although the quantums will vary. The following chart shows the fixed (base salary only) and variable elements of the remuneration package for Executive Directors for 2008 and 2009 assuming the target (AIP only) and expected value levels of remuneration are achieved:
Performance graph
The following graph shows the Company’s performance (Cadbury Schweppes plc for periods prior to 2 May 2008) measured by total shareholder return (TSR) for the five years to 31 December 2008 compared with the TSR performance of the FTSE 100 companies over the same period. The graph takes into account the Scheme of Arrangement by which Cadbury plc replaced Cadbury Schweppes plc as the ultimate parent company in the Group in May 2008. TSR is the product of the share price plus reinvested dividends. The FTSE 100 index has been selected for this comparison because it is the principal index in which the Company’s shares are quoted. TSR was used as a performance measure for LTIP grants prior to 2008 but was measured against an international peer group chosen to reflect the global nature of our business. The graph has been prepared in accordance with the Companies Act 2006 and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Service contracts
All Executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice. These contracts expire at the end of the month in which the Executive Director attains age 65, although where the Director is a member of a Company pension plan, their normal retirement age for the purposes of their membership of those plans is 60. The contracts include provisions relating to non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with the Company. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company.
In the case of contracts entered into before 2009, if the Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of 12 months’ base salary and target AIP will be made, together with benefits for up to 12 months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. For contracts with new Executive Directors from 2009 onwards, and in the case of Mr Andrew Bonfield (Chief Financial Officer), if employment is terminated without cause or if the Executive Director resigns for good reason, phased payments for up to 12 months calculated on base salary and target AIP would be payable instead, less any notice period served within that 12 month period. Furthermore, if Mr Bonfield undertakes other employment as defined in his contract, amounts received will be offset against these payments.
There would be no special payments to Directors made after a change in control of the Company. The BSRP and LTIP provisions which apply on a change of control or termination of employment are shown in the relevant sections of this report.
Under his secondment arrangements, Todd Stitzer is entitled to six months’ employment with his employing company in the USA if there are no suitable opportunities for him when his secondment ends. Bob Stack, who resigned as a Director with effect from 31 December 2008, had a similar arrangement and consequently will continue to be remunerated in respect of his employment for the period from 1 January to 30 June 2009. All the Executive Directors’ contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. The Executive Directors’ contracts are dated 1 July 2004 in the case of Bob Stack and Todd Stitzer, Ken Hanna’s is dated 1 March 2004, and Andrew Bonfield’s is dated 19 February 2009. Ken Hanna has resigned as a Director with effect from 3 April 2009, and Andrew Bonfield has been appointed as a Director with effect from 3 April 2009. Since Mr Hanna is retiring, he will not receive any payments in connection with the termination of his employment.

Salaries and benefits in kind for Executive Directors
In setting the base salary of each Executive Director, the Committee takes into account market competitiveness and the performance of each individual Executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure takes account of the reward structure in place for executives below Board level, and that used by comparable companies, which for these purposes are FTSE 100 and global consumer goods companies with broadly similar market capitalisation or turnover or both, significant international exposure and geographic relevance which manufacture and brand food, beverage or tobacco products.
In 2008, the rate of base salary increases for Executive Directors was between 5% and 5.4%, dependent upon their individual performance. These percentage increases were within a range used for all employees in the UK who are not subject to collective bargaining agreements. Salaries received by the Executive Directors in the 2008 financial year are shown on page 86. Salaries paid to Todd Stitzer and Bob Stack were paid in US dollars, and the sterling amounts shown in this report have been calculated at the average exchange rate for 2008. Because of movements in the US Dollar:Pound Sterling exchange rate in favour of the US Dollar in 2008, annual changes in salaries and other elements of compensation for these Directors will appear higher than the percentages shown above. In addition to base salary, the Executive Directors also receive benefits in kind as described in the notes to tables two and three below. The Committee has reviewed Executive Directors’ salaries and has decided there will be no increases in 2009.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, and achievement against key performance indicators and personal objectives as determined by the Committee. Executive Directors are eligible to receive up to 200% of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the Committee for each plan year. In 2008, awards were based on a matrix requiring simultaneous improvement in revenue growth and trading margin with an element related to key performance indicators and personal objectives. If targets were only achieved at the expense of lowering returns on total invested capital, the Committee reserved the right to reduce AIP payments accordingly. For 2008, the maximum award was weighted 75% on the delivery of the matrix of growth in revenue and trading margin and 25% on key performance indicators and personal objectives. The key performance indicators and personal objectives element of AIP was not eligible for inclusion in the BSRP. The 2008 award for Executive Directors for financial performance was 146.5% of base salary, and an average of 47.6% of base salary for the achievement of key performance indicators and personal objectives which related to the creation of the stand-alone confectionery business.
AIP awards to Executive Directors for 2008 were therefore as follows:

Percentage of total relating to:
		Revenue	Key
		growth/	performance
		Trading	indicators
	Total (as a %	margin	and personal
	% of base salary)	matrix	objectives

2008	194.1%	75.5%	24.5%

An extract from the 2008 AIP financial matrix is shown below with the 2008 award marked with a spot. Performance was assessed including Australia Beverages:

Trading Margin Growth bp p.a.	Revenue Growth p.a.

	4.0%	5.0%	6.0%		7.0%

120	100%	110%	120%	●	130%
130	110%	120%	130%		140%
140	120%	130%	140%		150%
150	130%	140%	150%		160%

In 2007, AIP awards totalled 155.3% of base salary. 68% of the award related to Group performance in terms of revenue growth and UEP and 32% to personal objectives. AIP received by the Executive Directors in respect of the 2008 financial year is shown on page 86.
The matrix structure has been chosen to incentivise simultaneous and strong improvement in revenue growth and trading margin. It has been set to reward Management’s performance in achieving the targets set out in the Company’s Vision into Action plan for the confectionery business announced in June 2007. To achieve threshold vesting (20% of AIP), performance will have to be above the prior year. The Committee will ensure that environmental, social and governance (ESG) risks are not raised by the incentive structure inadvertently motivating irresponsible behaviour.
For 2009, performance targets for awards will be based 70% on a revenue/margin matrix, 20% on a cash measure and 10% on non-financial measures, which can include ESG issues. This is a change to the anticipated measures for 2009 AIP which were for 20% of the award to be based on non-financial measures. The increased importance of cash management in the current economic environment resulted in the Committee deciding to make this a specific measure for AIP in 2009. Disclosure of the performance matrix is not provided due to commercial sensitivity.
Bonus Share Retention Plan (BSRP)
The BSRP is a voluntary bonus deferral plan with an additional matching award, and is an essential element of our total reward programme. It has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply.
The BSRP was available in 2008 to a group of approximately 120 senior executives (including the Executive Directors) and aims to encourage participants to reinvest their AIP award into the Company’s shares thereby more closely aligning the interests of management and shareholders. The matching award is subject to both continued employment and performance. No dividends or dividend equivalents are paid. The maximum matching award is 100% of the amount invested. As in previous years, 40% of the matching award vests after three years based on continued employment, with up to 60% then dependent on performance targets based on a matrix requiring simultaneous improvement in revenue growth and trading margin. The service match is included in the vesting table shown below, and is not subject to performance conditions as BSRP is a voluntary plan requiring investment of AIP earned by an employee for up to three years with a risk of forfeiture during the three year performance period. As explained above, the use of the service match was re-considered and re-affirmed in 2008.
Awards under the BSRP will vest in full following a change in control or termination without cause but only to the extent that performance targets have been met at the time of the relevant change in circumstances, unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. Based on the first year of its performance period, the 2008–2010 cycle is currently expected to result in around 70% of the matching shares available vesting. AIP awards received by the Executive Directors in respect of the 2008 financial year and reinvested into the BSRP are shown on pages 86 to 88.
As agreed at the 2008 Annual General Meeting, awards from 2008 above the 40% threshold are based on simultaneous improvement in revenue growth and trading margin. The performance matrix remains the same as for 2008-2010. It reflects a longer term view to 2011 and has been calibrated with reference to the Vision into Action plan forecasts for the business and the actual and forecast performance of competitors. Awards above the threshold will only vest if Group performance exceeds analysts’ current forecasts for the Group. The table below shows the percentage of maximum matching awards that can be earned.

Trading Margin Growth	Revenue growth p.a. (Compound Annual Growth Rate 2009–2011)
bp p.a.	0.0%	4.0%	4.5%	5.0%	5.5%	6.0%

0	40%	40%	40%	40%	40%	40%
60	40%	40%	45%	50%	55%	60%
75	40%	50%	55%	60%	65%	70%
90	40%	60%	65%	70%	75%	80%
110	40%	70%	75%	80%	85%	90%
125	40%	80%	85%	90%	95%	100%

There is a straight line vesting scale between these percentages once threshold of revenue growth of 4% pa and trading margin growth of 60 bp pa has been exceeded.
The Committee will review the matrix for each new performance period to ensure that the calibration remains appropriate. In the current volatile economic climate, the Committee may need to revisit the 2009-11 matrix to ensure it provides the appropriate balance between stretching targets and motivation of participants.
Long Term Incentive Plan (LTIP)
Around 120 senior executives (including the Executive Directors) were granted a conditional award of shares under the LTIP in 2008. This award recognises the significant contribution they make to shareholder value and is designed to incentivise them to strive for sustainable long-term performance. Details of the Directors’ LTIP interests are set out in the table on page 88. As approved by shareholders in 2008, a UEPS and ROIC matrix measured over three years is now used, because there is a strong correlation between combined UEPS and ROIC improvement and shareholder value. This aligns incentives with our strategic agenda and financial plan that underpin the Vision into Action plan. UEPS and ROIC also have a clearer line of sight for management than the measures previously used. In accordance with ABI guidelines, participants also accumulate dividend equivalent payments on the conditional share awards (which will only be paid to the extent that the performance targets are achieved). The dividend equivalent payments are then used to buy shares for the participants on the vesting date. Awards to the CEO from 2008, and until further notice, are 200% of base salary, and 160% for other Executive Directors.
Awards under the LTIP will vest in full following a change in control or termination without cause, but only to the extent that performance targets have been met at the time of the relevant change in circumstances unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. There are no re-tests and the awards will lapse if the minimum requirements are not met in the initial three year performance period. The 2008–2010 cycle is currently expected to pay around 70% of the maximum award available.
In line with the intention highlighted in the 2007 report, the Committee has reviewed performance criteria for the new cycle of the LTIP starting in 2009 in order to ensure that the calibration remains appropriate in terms of balancing the motivation of participants with the interests of shareholders.
The Committee has concluded, after a thorough assessment of the economic, financial and trading environment facing the Company over the 2009–11 performance period, that the matrix below provides the appropriate balance. In the current volatile economic climate, however, the Committee may need to revisit the calibration of the 2009–11 matrix in the future. The table below shows the percentage of the 2009 award which will vest if performance is as shown.

ROIC
Increase	UEPS growth p.a. (CAGR 2009–2011)
bp p.a.	10.0%	12.0%	14.0%	16.0%	18.0%	20.0%

20	20%	23%	26%	30%	40%	50%
40	23%	40%	50%	50%	60%	70%
60	26%	50%	60%	70%	80%	90%
80	30%	50%	70%	80%	90%	100%
100	30%	50%	70%	90%	100%	100%
120	30%	50%	70%	100%	100%	100%

LTIP awards for 2008 were based on a matrix similar to that for 2009–2011, with potential vesting ranging from 20% of the award for a ROIC increase of 20 bp pa and UEPS growth of 13% pa, to 100% for up to 120 bp pa increase in ROIC and UEPS growth of 23% pa. The Committee will review the matrix for each new performance period to ensure that the calibration remains appropriate.

Discretionary Share Option Plans (DSOPs)
DSOP grants are not currently part of the Group’s incentive programme and a grant will not be made unless it would be appropriate in the circumstances or general market conditions change. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Directors’ families during 2008. The exercise of all existing DSOP options which apply to Executive Directors was subject to real compound annual growth in UEPS being at least 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant. All options granted achieved their UEPS targets and vested in full.
Other share option plans
Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the financial statements.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements. In recent years our Executive Directors have either been eligible for or participated in one of three schemes:
▪	a cash allowance programme which provides for payment of 30% of base salary in lieu of a pension contribution, disability benefits and life insurance cover. Mr Hanna participates in this programme;

▪	the UK pension scheme, which provides for a pension of 66% of pensionable earnings (base salary plus AIP payment, limited to 20% of base salary averaged over three years) after 20 years’ service with a 60% spouse’s pension and an annual increase of the pension in payment. On retirement, UK executives have the option to take a tax free lump sum and a reduced pension. The scheme is now closed to new members and no current Executive Director participates in this scheme. Sir John Sunderland, who retired as a Director on 21 July 2008, was a participant;

▪	the US pension scheme, which consists of the US cash balance plan, excess pension plan and supplemental executive retirement plan (SERP). These are calculated in US dollars, reflect annual adjustments in salary and provide that all of any incentive awards under AIP are pensionable in line with normal practice in that country. The benefit is calculated based on a single life annuity without pension in payment increases or spouse’s pension and is generally paid in the form of a taxable lump sum on retirement. The overall benefit under these arrangements is a maximum of 60% of final average earnings after 25 years’ service. Mr Stack and Mr Stitzer participate in these arrangements, which are now closed to new members.
Currency impact: In 2008, a significant currency depreciation of the UK pound against the US dollar resulted in a larger than normal increase in the value of reported pension benefits for Mr Stack and Mr Stitzer of 36% in each case. Further details of these arrangements are set out on page 89.
Executive Directors’ outside appointments
We recognise the benefits to the individual and to the Company of involvement by Executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each Executive Director is normally permitted to accept only one appointment as a non-executive director in another company. In 2008, Bob Stack was allowed to accept a second appointment in view of his impending retirement as an Executive Director. The Executive Director is permitted to retain any fees paid for such service. Details of fees received by Executive Directors in 2008 are as follows:

Ken Hanna	£54,000	(Inchcape plc)
Bob Stack	£59,308	(J Sainsbury plc)
	£24,750	(IMI Plc)
Todd Stitzer	£71,250	(Diageo plc)

Chairman and Non-Executive Directors
Unless otherwise determined by the Board, Non-Executive Directors are appointed for terms of three years with a maximum term of nine years. All the Directors listed below were appointed for three year terms expiring on the dates shown. Fees for Non-Executive Directors are determined by the Board within the limits set by the Articles of Association.

Date of initial
	appointment	Expiry date of
Non-Executive	to Board	current term

Dr Wolfgang Berndt	17 Jan 2002	18 Feb 2011
Roger Carr	22 Jan 2001	20 July 2011
Colin Day	1 Dec 2008	1 Dec 2011
Guy Elliott	27 July 2007	27 July 2010
Baroness Hogg	24 Oct 2008	24 Oct 2011
Lord Patten	1 July 2005	1 July 2011
Raymond Viault	1 Sep 2006	1 Sep 2009

To ensure that the interests of the Non-Executive Directors are aligned with those of the shareholders, all Non-Executive Directors have chosen to utilise a percentage of their fees (between 12% and 100%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment. The Non-Executive Directors do not have service contracts with the Company. Fees for the independent Non-Executive Directors were reviewed in 2008 but were not increased at that time (they were last increased in October 2006). Following an independent review of the fees and their benchmarking against those paid by other companies of a similar size, the fees will be adjusted to those shown below with effect from 1 April 2009, which will bring them into line with the median of current market rates. They will not be increased again before 2011.

Non-Executive Director – Non-US based	£60,000 per year
Non-Executive Director – US based	$150,000 per year
Additional fees for positions held are:
Chairman	£390,000 per year
Senior Independent Director	£15,000 each year
Chair of Audit Committee	£20,000 per year
Chair of Corporate and Social Responsibility Committee	£15,000 per year
Chair of Nomination Committee	Included in Chairman’s fee
Chair of Remuneration Committee	£15,000 per year

Roger Carr, Chairman, is provided with a car and driver for business purposes as required.
Directors’ remuneration tables
In the following tables, references to CEC members means the individuals who are members of the CEC (our senior management) but who are not Executive Directors. Remuneration shown for the CEC includes remuneration paid to the individuals who left the CEC as part of their termination packages. In 2008, there were a maximum of 14 individuals at any one time who were members of the CEC but who were not Executive Directors.

Directors’ remuneration summary (table one)

	2008	2007
Total remuneration:	£000	£000

Fees as Directors	894	960
Salaries and other benefits	3,271	3,300
Annual Incentive Plan/Bonus Share Retention Plan awards (a)	4,920	3,566
Gains on share plans	3,302	2,196
Pensions paid to former Executive Directors	35	34

Notes
(a)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested in 2009 and which will vest (normally) in three years’ time. The performance related matching award is shown in table five.
Executive Directors’ and CEC members’ remuneration (table two)

			Other	2008		2007
	Base salary	Allowances (a)	benefits (b)	AIP/BSRP (c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	633	215	—	1,233	2,081	1,743
Bob Stack (d)	525	296	124	1,022	1,967	1,856
Todd Stitzer (d)	985	260	188	2,665	4,098	3,243
CEC members (f) (g)	3,464	1,782	914	6,879	13,039	11,056

Directors’ and CEC members’ gains on share plans (table three)

	BSRP
	performance
	awards	LTIP awards	Gains on
	earned in	earned in	exercise of	2008	2007
	2008 (c)	2008 (c)	share options	total	total
	£000	£000	£000	£000	£000

Ken Hanna (e)	114	420	258	792	526
Bob Stack	100	361	955	1,416	728
Todd Stitzer	180	670	230	1,080	772
Sir John Sunderland	—	14	—	14	170
CEC members (f)	506	1,915	210	2,631	3,519

Notes to tables two and three above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. Where taxation rates in their home country are lower than in the host country (eg US versus UK), individuals are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year on year movements. For all Directors and CEC members, Allowances include flexible benefits and car allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2008 performance. Todd Stitzer is the only Director eligible to participate in BSRP and will invest 100% of his AIP in the BSRP on 4 March 2009. The amount shown includes the service related matching award to be awarded under the BSRP. The performance related conditional matching awards are shown in table five. The AIP and BSRP are described on pages 81 to 83. BSRP and LTIP awards earned in 2008 will vest on 4 March 2009. These awards were fair valued at the time of the demerger of the Americas Beverages, as described on page 78. The value shown in table three is based on an indicative share price of £5.12, the mid-market price of a share on the London Stock Exchange on 17 February 2009.

(d)	Todd Stitzer’s and Bob Stack’s base salaries, AIP and other benefits are calculated and paid in US dollars. Their base salaries are: Todd Stitzer – US$1,821,312; (2007: US$1,726,000) Bob Stack – US$971,154 (2007: US$919,000).

(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2008. The mid-market price on that date of a Cadbury Schweppes plc share was £5.72.

(f)	For cash based remuneration, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. Share based remuneration is based on the full year, and includes ISAP awards released during the year.

(g)	In addition, payments were made in connection with the cessation of employment of some CEC members. In 2008, these totalled £6,331,000 (2007: £2,008,000).
Non-Executive Directors’ fees and benefits (table four)

			Fee for
	Other		chairing	2008	2007
	benefits (b)	Board fee	a committee	total	total
	£000	£000	£000	£000	£000

Sanjiv Ahuja (a)	—	41	—	41	55
Dr Wolfgang Berndt	3	55	13	71	64
Roger Carr	—	80	179	259	105
Colin Day (a)	—	5	—	5	—
Guy Elliott	—	55	21	76	24
Baroness Hogg (a)	—	10	—	10	—
Ellen Marram (a)	—	55	—	55	52
Lord Patten	—	55	10	65	65
Sir John Sunderland (a)	32	31	192	255	401
David Thompson (a)	—	10	3	13	70
Raymond Viault	10	79	—	89	80

Notes
(a)	Baroness Hogg was appointed as a Non-Executive Director on 24 October 2008 and Colin Day was appointed as a Non-Executive Director on 1 December 2008. David Thompson resigned as a Director on 8 March 2008, Sir John Sunderland on 21 July 2008 and Sanjiv Ahuja and Ellen Marram resigned as Directors on 30 September 2008.

(b)	Other benefits were travel allowances for certain Non-Executive Directors. None of the Non-Executive Directors (other than Sir John Sunderland) received any other emoluments during the 2008 financial year.
Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table five)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made of AIP awards in the BSRP.

					Total of
	Maximum	Maximum			maximum
	performance	performance		Interest in	performance
	related	related	Shares	shares	related awards
	award in	award in	vested in	lapsed in	in respect of
	respect of AIP	respect of AIP	respect of AIP	respect of AIP	AIP earned in
	earned in	earned in	earned in	earned in	2006 to 2008
	2005 to 2007 (a)	2008 (b)	2005 (c)	2005 (d)	(e)

Ken Hanna	58,311	—	22,217	—	36,094
Bob Stack	93,843	—	19,444	—	74,399
Todd Stitzer	174,619	206,473	35,173	—	345,919
CEC members	645,346	477,056	98,850	193	1,023,359

Notes
(a)	The monetary value of the service-related awards for previous BSRP cycles is included in the AIP/BSRP awards shown in tables one and two in previous years’ reports. The interests shown in this table are performance related awards shown at their maximum number for the 2006–2008, 2007–2009 and 2008–2010 cycles. These awards were originally made in Cadbury Schweppes plc shares and exchanged for Cadbury plc shares in May 2008. The maximum awards for the 2006–2008 and 2007–2009 cycles were fair valued at the time of the demerger as explained on page 78 and reduced accordingly.

(b)	Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2009 for 2008 AIP). Shares purchased by Todd Stitzer for the 2009–2011 cycle using his AIP investment were due to be acquired on 4 March 2009 at a price of £5.43 per share as follows: 344,123 shares. The service related award for this cycle is 137,649 shares.

(c)	The mid-market price of a Cadbury Schweppes plc share on 4 March 2006 when the awards were made was £5.87. These awards will vest on 4 March 2009. The awards were fair valued at the time of the demerger. Qualifying conditions for these awards are set out on page 82.

(d)	No awards lapsed for the 2006–2008 cycle as the shares that vested represented the maximum available following the demerger. For CEC leavers who left during the year, a proportion of shares lapsed in accordance with the rules of the plan.

(e)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2011 at the latest.
Directors’ and CEC members’ interests in the Long-Term Incentive Plan (table six)

						2004–2006
	Interest	Interest			Interest in	Dividend
	in shares at	in shares		Interest	shares at	shares
	31 December	awarded in	Shares	in shares	31 December	awarded and
	2007 (a)	2008 (b)	vested (c)	lapsed (d)	2008 (e)	vesting (f)

Ken Hanna	185,097	156,935	78,818	—	263,214	3,125
Bob Stack	155,681	122,869	67,610	—	210,940	2,872
Todd Stitzer	291,217	287,797	125,548	—	453,466	5,319
Sir John Sunderland (g)	2,760	—	2,760	—	—	—
CEC members	879,719	810,469	364,623	1,967	1,323,598	9,353

Notes
(a)	Interests at 31 December 2007 are potential interests shown at their maximum number in respect of the extended 2003–2005 cycle, and the 2006–2008 and 2007–2009 cycles. These awards were originally made in Cadbury Schweppes plc shares and exchanged for Cadbury plc shares in May 2008. The maximum awards for these cycles were fair valued at the time of the demerger as explained on page 78 and reduced accordingly.

(b)	The interests in shares awarded in 2008 relate to the 2008–2010 cycle. The mid-market price on 14 May 2008 when these awards were made was £6.47. The criteria under which these awards would vest in full are explained on page 83.

(c)	Shares due to vest on 4 March 2009 are in respect of the extended 2003–2005 and the 2006–2008 cycles. These awards were fair valued at the time of the demerger. The mid-market price of a Cadbury Schweppes plc share on 4 March 2003 and 4 March 2006 when the awards were made were £3.24 and £5.87 respectively.

(d)	No awards lapsed in respect of the extended 2003–2005 and the 2006–2008 cycles as the shares that vested represented the maximum awards following the demerger. For CEC leavers who left during the year, a proportion of shares lapsed in accordance with the rules of the plan as a result of their leaving before the end of the cycle.

(e)	Interests as at 31 December 2008 are potential interests shown at their fair value for the 2007–2009 cycle, and their maximum number in respect of the 2008–2010 cycle. The current status of the 2008-2010 cycle is shown on page 83.

(f)	Dividend shares are in respect of awards released from trust in 2008 in respect of the 2004–2006 cycle, paid in accordance with ABI guidelines.

(g)	Sir John Sunderland’s employment as an Executive Director ceased on 24 August 2005. The awards shown are in respect of the extended 2003–2005 cycle.
(h)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2010 at the latest.

Executive Directors’ pensions and retirement benefit arrangements (table seven)
Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefit and life cover.
US pension arrangements in £ at a rate of US$1.46/£1 (a)

							Transfer value
							of the increase
						Increase in	in accrued
			Transfer	Transfer	Increase	accrued	pension
		Increase in	value of	value of	in transfer	pension	(net of
	Accrued	accrued	accrued	accrued	value over	during the	inflation)
	pension at	pension	pension at	pension at	the year, less	year	less
	1 January	during	1 January	1 January	Directors’	(net of	Directors’
	2009	the year	2009	2008	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000
	(b)	(d)	(c)		(c)	(d)
US pension arrangements

Bob Stack	707	132	7,988	5,808	2,180	118	1,334
Todd Stitzer	1,476	276	14,990	11,184	3,806	246	2,502

Notes
(a)	Both Mr. Stack and Mr. Stitzer, given the nature of their employment relationships as expatriates, participate in US pension arrangements calculated in US dollars as described on page 84. The transfer values for both 2008 and 2007 and accrued pensions shown are stated at the 2008 year-end exchange rate of US$1.46/£1, while the 2007 year-end rate for the disclosure in the 2007 Report & Accounts was US$1.98/£1. The impact of a significant movement in exchange rates, together with the impact of the AIP award paid in 2008, results in a compound increase in reported transfer values from those disclosed in 2007 of 87% for Mr. Stack and of 82% for Mr. Stitzer. For Mr. Stack, 38% related to the actual increase in the transfer values (see below) and 36% to the impact of currency exchange rate movements. For Mr. Stitzer, 34% related to the actual increase in transfer values and 36% to exchange rate movements. The non-exchange rate related movements are explained in notes (c) and (d) hereafter. The accrued pensions as shown in the 2007 Report & Accounts, if restated at the 2008 year end exchange rates, would be as follows: Mr. Stack: £572,000, Mr. Stitzer: £1,196,000.

(b)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(c)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using the same methodology. During the year, the transfer value in respect of Mr Stack (in US$ terms) increased by 38%. This increase was due to the increase in the value of the pension (23%), explained below, movements in market conditions and changes in the actuarial basis (15%). In respect of Mr Stitzer the increase in the transfer value was 34% for similar reasons.

(d)	The accrued pension benefits for Mr Stack and Mr Stitzer increased (in US$ terms) by 23% from the year-end 2007 to year-end 2008. For Mr Stack, 4% of the increase was due to an increase in his average base salary, 16% was due to an increase in his average AIP due to the Group’s strong performance and 3% was due to his normal annual accrual under the SERP. For Mr Stitzer, 5% was due to an increase in his average base salary, 17% was due to an increase in his average AIP and 1% for his normal annual accrual under the SERP.

(e)	The aggregate amount set aside in 2008 to provide for pensions and post retirement medical benefits for the Executive Directors and CEC members was £2.0 million. This consists of approved pension arrangements of £0.9 million, unapproved pension arrangements of £1.1 million and post retirement medical benefits of £4,687. Arrangements made in local currencies were converted using the 2008 year-end spot rate.

Directors’ and CEC members’ options over ordinary shares of 10p each (table eight)

					Market price
Name of			As at	Exercise	at exercise	Gain made
Director	As at		31 December	price	date (e)	on exercise	Exercisable
and Scheme	1 January 2008	Exercised (d)	2008	£		££000 (f)	from	to

Ken Hanna
SOP94 (a)	112,211	112,211	—	4.732	7.05	258	27 Mar 2007	26 Mar 2014
SOP04 (b)	184,028	—	184,028	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	179,540	—	179,540	5.854			2 Apr 2008	1 Apr 2015
SAYE (c)	4,218	—	4,218	3.917			1 Feb 2010	31 Jul 2010

	479,997	112,211	367,786

Bob Stack
SOP94 (a)	224,425	—	224,425	4.556			2 Sep 2003	1 Sep 2010
SOP94 (a)	224,425	—	224,425	5.314			1 Sep 2004	31 Aug 2011
SOP94 (a)	224,425	224,425	—	5.375	6.90	337	24 Aug 2005	23 Aug 2012
SOP94 (a)	224,425	224,425	—	3.916	6.62	619	10 May 2006	9 May 2013
SOP04 (b)	158,892		158,892	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	136,001		136,001	5.854			2 Apr 2008	1 Apr 2015

	1,192,593	448,850	743,743

Todd Stitzer
SOP94 (a)	246,867	—	246,867	5.314			1 Sep 2004	31 Aug 2011
SOP94 (a)	269,310	—	269,310	5.375			24 Aug 2005	23 Aug 2012
SOP94 (a)	448,850	150,000	298,850	3.916	5.57	230	10 May 2006	9 May 2013
SOP04 (b)	293,547	—	293,547	4.896			28 Aug 2007	27 Aug 2014
SOP04 (b)	254,946	—	254,946	5.854			2 Apr 2008	1 Apr 2015

	1,513,520	150,000	1,363,520

CEC members (d)	3,636,724	41,293	3,595,431	4.94	6.38	59	27 Mar 2002	25 Nov 2015

Notes
No payment was made on the granting of any of these options and none of the terms and conditions relating to these options have been varied.

(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.

(d)	No options lapsed during the year and no options were granted during the year in respect of Directors. 3,315 options in all-employee plans were granted to CEC members, and 3,372 options lapsed during the year. The exercise price shown is the weighted average exercise price of the options exercised in the year.

(e)	The market price of an ordinary share on 31 December 2008 (the last dealing day in the financial year) was £6.05. The highest and lowest market prices of an ordinary share in Cadbury plc in the year were £7.05 and £4.53 respectively.

(f)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.

(g)	All the above awards were originally made in Cadbury Schweppes plc shares, exchanged for options over Cadbury plc shares at the time of the demerger, as explained on page 78.

Share ownership (table nine)

	Cadbury Schweppes plc		Cadbury plc
	As at	As at	As at	As at
	1 January 2008	1 May 2008	2 May 2008	31 December 2008
	(or date of	(or date of	(or date of	(or date of
	appointment	resignation	appointment	resignation
	if later)	if earlier)	if later)	if earlier)

Sanjiv Ahuja (a)	7,930	10,783	6,901	8,058
Dr Wolfgang Berndt	86,733	89,811	57,478	60,843
Roger Carr	55,792	60,175	38,512	42,874
Colin Day (b)	n/a	n/a	—	—
Guy Elliott	2,356	4,933	3,157	6,485
Ken Hanna (c) (d)	623,617	596,922	414,139	414,336
Baroness Hogg (b)	n/a	n/a	—	—
Ellen Marram (a)	1,880	4,808	3,076	4,480
Lord Patten	9,837	12,348	7,902	10,602
Bob Stack (a) (d)	954,441	1,039,861	714,552	525,338
Todd Stitzer (d)	822,363	860,029	642,059	642,059
Sir John Sunderland (a) (d)	787,594	784,594	502,138	427,138
David Thompson (a)	51,198	52,613	n/a	n/a
Raymond Viault	15,372	18,300	11,712	14,138

CEC members (d) (e)	1,758,163	2,181,339	2,057,053	2,129,115

Notes
To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests, the holdings for each Director in tables eight and nine should be added together. Cadbury Schweppes plc shares were listed on the London Stock Exchange until 1 May 2008. Cadbury plc shares were listed on the London Stock Exchange from 2 May 2008.

(a)	The following Directors resigned during the year: David Thompson on 8 March 2008, Sir John Sunderland on 21 July 2008, Ellen Marram and Sanjiv Ahuja on 30 September 2008, Bob Stack on 31 December 2008.

(b)	Baroness Hogg was appointed as a Non-Executive Director on 24 October 2008 and Colin Day was appointed as a Non-Executive Director on 1 December 2008.

(c)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2008. The mid-market price of a Cadbury Schweppes plc share on that date was £5.72. Ken Hanna’s shareholding shown above includes the final tranche of 75,000 of these restricted shares, vesting in March 2009.

(d)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust. Shares held in trust for the BSRP and LTIP were converted from Cadbury Schweppes plc shares using the formula agreed with HMRC (see page 78).

(e)	Shareholdings of CEC members also include restricted or conditional share awards, the release of which is dependent upon specified conditions.
Employees

Average employee headcount	2008	2007	2006

BIMA	11,478	14,041	14,309
Europe	9,603	9,099	9,148
Americas Confectionery	14,168	14,484	14,568
Asia Pacific	10,547	12,036	11,611
Central	721	805	761

Continuing operations	46,517	50,465	50,397
Discontined operations	8,227	21,192	16,614

Total	54,744	71,657	67,011

The average employee headcount in the UK in 2008 was 5,624 (2007: 7,618, 2006: 7,847)
Changes in the Directors’ share interests since the year end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2009 and 24 February 2009:
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan: 12 shares on 5 January 2009 at a price of £6.13 per share and 25 shares on 2 February 2009 at a price of £5.59 per share.
The Non-Executive Directors elected to surrender part of their Directors’ fees and on 7 January 2009 purchased the following number of shares at a price of £6.12 per share:

Dr Wolfgang Berndt	1,639
Roger Carr	2,124
Colin Day	222
Guy Elliott	2,131
Baroness Hogg	502
Lord Patten	1,315
Raymond Viault (a)	1,884

(a)	Purchased ADRs equivalent to the number of shares shown on 7 January 2009 at a price of US$37.1 per ADR.
Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2009 and 24 February 2009.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Share capital
Changes in our share capital are detailed in Note 28 to the Financial Statements. At the 2009 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareholders having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareholders having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.
Exchange controls and other limitations affecting Security Holders
There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation) payment be made by the Company in respect of such shares.

The owner shall not be entitled to attend or vote at meetings, and the Board of Directors of the Company may withhold payment of all or part of any dividends. The owner shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.
The company and its shareholders are required to comply with Disclosure and Transparency Rule 5 (“DTR5”) (which contains the provisions on disclosure of major shareholdings). Under these obligations, a shareholder must notify the Company of the percentage of its voting rights held through a direct or indirect shareholding in the Company if the percentage of those voting rights:
(1) reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments; or
(2) reaches, exceeds or falls below an applicable threshold in (1) as a result of events changing the breakdown of voting rights and on the basis of information disclosed by the issuer.
As of 25 March 2009, the company holds four notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with DTR5. The table below details notifications of interests from 1 January 2006. The ordinary shares and any ADRs held by the shareholders identified in the below table have the same voting rights as the other ordinary shares.
Notifications of Share Interests

		Number of shares in
		which there is an
Date of		interest (in	Interest in issued
Notification	Interested Party	millions)	share capital (in %)

2006
12 January 2006	Barclays PLC	62.5	Decrease to 2.9
1 February 2006	Barclays PLC	62.6	Increase to 3.0
29 November 2006	Barclays PLC	61.9	Decrease to 2.9
2007
13 February 2007	Legal & General Investment Management	73.0	Increase to 3.47
19 March 2007	Morgan Stanley Investment Management Limited	150.8	7.18
28 June 2007	Trian Fund Management L.P.	73.0	3.47
16 August 2007	ABN Amro Bank N.V	71.0	3.38
29 August 2007	ABN Amro Bank N.V	49.6	Decrease to 2.36
14 September 2007	Legal and General Group plc	84.3	Increase to 4.00
5 October 2007	Legal and General Group plc	108.0	Increase to 5.12
19 November 2007	Legal and General Group plc	106.4	5.04 (increase in direct shareholding)
2008
7 May 2008	Legal and General Group plc	79.6	5.88 (Re-statement)
16 May 2008	Trian Fund Management L.P.	46.7	3.45 (Re-statement)
6 August 2008	Morgan Stanley Investment Management Limited	66.0	Decrease to 4.87
13 October 2008	Legal and General Group plc	67.8	Decrease to 4.98
21 October 2008	Legal and General Group plc	68.1	Increase to 5.00
27 October 2008	Legal and General Group plc	67.3	Decrease to 4.95
20 November 2008	Legal and General Group plc	68.0	Increase to 5.00
25 November 2008	Legal and General Group plc	66.9	Decrease to 4.92
6 February 2009	Van Kampen Investments	69.4	5.11
10 February 2009	Legal and General Group plc	68.1	Increase to 5.00

As at 31 December 2008, 2,132 record holders with addresses registered in the US held a total of 247,850,170 ordinary shares in Cadbury plc, either in the form of shares or in the form of ADRs.

Details of Related Party Transactions can be found in Note 36 to the Financial Statements.
ITEM 8: FINANCIAL INFORMATION
The financial statements filed as part of this Report are included on pages F-1 through F-72 hereof.
ITEM 9: THE OFFER AND LISTING
The Trading Market
The principal trading market for the ordinary shares of 10p is the London Stock Exchange. Cadbury Schweppes ADRs traded on the New York Stock Exchange from 2 May 1996 until 1 May 2008 under the ticker symbol CSG. On 2 May 2008, Cadbury ADRs were listed on the New York Stock Exchange under the ticker symbol CBY.
The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape. The ADR price is affected by the exchange rate between the pound sterling and the US dollar.
Share Prices: Ordinary Shares and ADRs
For Cadbury Schweppes plc — up to 1 May 2008

				American
		Ordinary Shares		Depositary Receipts
		High	Low	High	Low
Financial Year		£	£	US$	US$
— —
2004		4.87	3.93	38.00	29.15
2005		5.95	4.66	43.27	35.45
2006	Full Year	5.90	4.98	43.38	37.05
2007	First Quarter	6.57	5.28	51.41	40.74
	Second Quarter	7.24	6.55	57.30	52.22
	Third Quarter	6.73	5.34	54.20	42.78
	Fourth Quarter	6.41	5.69	53.24	46.90
	Full Year	7.24	5.28	57.30	40.74
2008	First Quarter	6.23	5.39	54.85	48.07
	1 April — 1 May	5.87	5.56	51.58	48.54
	1 January — 1 May	6.23	5.39	54.85	48.07

For Cadbury plc — from 2 May 2008

				American
		Ordinary Shares		Depositary Receipts
		High	Low	High	High
Financial Year		£	£	US$	US$

	2 May — 30 June	7.05	6.09	56.01	48.55
	September	6.62	5.65	46.93	40.32
	Third Quarter	6.62	5.65	50.94	40.32
	October	5.68	4.53	40.09	31.07
	November	5.81	5.09	36.91	29.65
	December	6.06	5.26	35.67	30.75
	Fourth Quarter	6.06	4.53	40.09	29.65
	2 May — 31 December	7.05	4.53	56.01	29.65
2009	January	6.19	5.58	37.18	31.32
	February	5.51	4.97	32.32	28.73
	March (to 24 Mar)	5.62	5.03	32.37	27.58

Cadbury Schweppes plc was the ultimate parent company of the Group until 1 May 2008. On 2 May 2008, Cadbury plc replaced Cadbury Schweppes plc as the new ultimate parent company of the Group by means of a Scheme of Arrangement.

ITEM 10: ADDITIONAL INFORMATION
SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION
A copy of the Company’s Memorandum and Articles of Association, amended as of 7 May 2008 and in force at the date of the filing of this Form 20-F, is appended as an exhibit to the Company’s Form 20-F for the fiscal year ended 31 December 2008, and filed on 31 March 2009.
The Company is incorporated as a public company under the name “Cadbury plc” and is registered in England and Wales with the registered number 6497379. Its Memorandum and Articles of Association are on file with the Registrar of Companies of England and Wales. A copy of such Memorandum and Articles of Association, as in force at the date of the filing of this Form 20-F, is appended as an exhibit. The following summarizes certain provisions of the Company’s Memorandum and Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act and the Company’s Memorandum and Articles of Association.
Objects and Purposes
The Company’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The Company has multiple business objectives and purposes and is authorized to do such things as the board may consider to further the Company’s interest, all as provided in its Memorandum of Association.
Directors
The business of the Company is conducted under the supervision of the board of directors.
Conflicts of Interest. Pursuant to the Memorandum of Association, the directors may, subject to the quorum and voting requirements described below, authorize any matter which would otherwise involve a director breaching his duty under applicable law to avoid conflicts of interest. A director seeking authorization in respect of a conflict must inform the board of the nature and extent of his interest in the conflict as soon as possible. The authorization is effected in the same way that any other matter may be proposed to and resolved by the directors except that the relevant director, and other director with a similar interest, will not count in the quorum and will not vote on any resolution respecting the matter, and the relevant director, and any other director with a similar interest, may, if the other directors so decide, be excluded from any meeting of the directors where the matter is under consideration. In approving a matter involving conflict, the directors may impose such conditions and provisions as they determine appropriate in accordance with the Memorandum of Association.
The prohibition of a director from voting or being counted in the quorum on a resolution about a contract in which the director has an interest shall not apply to any resolution where the interest cannot reasonably be regarded as likely to give rise as a conflict of interest or where that interest is included in the following list:
▪	a resolution about giving the director any guarantee, indemnity or security for money which he or any other person has lent or obligations he or any other person has undertaken at the request of or for the benefit of the company or any of its subsidiary undertakings;
▪	a resolution about giving any guarantee, indemnity or security to another person for a debt or obligation which is owed by the Company or any of its subsidiary undertakings to that other person if the director has taken responsibility for some or all of that debt or obligation. The director can take this responsibility by giving a guarantee, indemnity or security;

▪	a resolution about giving the director any other indemnity where all other directors are also being offered indemnities on substantially the same terms;
▪	a resolution about the Company funding the director’s expenditure on defending proceedings or the Company doing something to enable him to avoid incurring such expenditure where all other directors are being offered substantially the same arrangements;
▪	a resolution relating to an offer by the Company or any of its subsidiary undertakings of any shares or debentures or other securities for subscription or purchase if the director takes part because he is a holder of shares, debentures or other securities or if he takes part in the underwriting or sub-underwriting of the offer;
▪	a resolution about a contract in which the director has an interest because of his interest in shares or debentures or other securities of the company or because of any other interest in or through the company;
▪	a resolution about a contract involving any other company if the director has an interest of any kind in that company (including an interest by holding any position in that company or by being a shareholder of less than 1% of any equity class of the voting rights in that company);
▪	a resolution about a contract relating to a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which gives the director benefits which are also generally given to the employees to whom the fund or scheme relates;
▪	a resolution about a contract relating to an arrangement for the benefit of employees of the Company or of any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates; and
▪	a resolution about a contract relating to any insurance which the company can buy or renew for the benefit of directors or of a group of people which includes directors.
Director Compensation. The Memorandum of Association provides that it is for the board to decide how much to pay each director by way of fees; provided, however, that the total fees paid to all directors may not exceed £1.5 million per year unless authorized by the shareholders.
Borrowing Authority. The board may exercise all the powers of the Company to borrow money, including to issue debentures or other securities, and to mortgage or charge all or any part of the Company’s property and assets; provided that the board must restrict the Company’s borrowings in order to insure that the aggregate principal amount from time to time outstanding of all borrowings by the Group shall not (without the prior approval of the shareholders) exceed an amount equal to the product of (i) 2-1/2 and (ii) the Company’s adjusted capital and reserves, as defined in the Memorandum of Association.
Retirement. The Memorandum and Articles of Association contain no provisions regarding retirement of directors under an age limit requirement. The Memorandum of Association does provide that at each annual general meeting the following directors shall retire from office:
▪	any director who has been appointed by the directors since the last annual general meeting,
▪	any director who held office at the time of two preceding annual general meetings and who did not retire at either of them; and
▪	any director who has been in office, other than as a director holding an executive position, for a continuous period of nine years or more at the date of the meeting.
Any director who retires at an annual general meeting may offer himself for reappointment by the shareholders.
Director Qualifying Shares. Directors of the Company are not required by the Memorandum and Articles of Association to hold any shares in the Company.

Shares
Dividends. Subject to applicable law, shareholders may receive dividends in accordance with the rights attached to each class of shares that they hold. No dividend may exceed the amount recommended by the Board of Directors. If the directors consider the financial position of the Company justifies such payments, they can declare fixed or other dividends on any class of shares on the dates prescribed for the payment of those dividends, and pay interim dividends on shares of any class of any amounts and on any dates and for any periods which they decide. If any dividend has not been claimed for 12 years after being declared or becoming due for payment, it is forfeited and reverts to the Company unless the directors decide otherwise.
Voting Rights. Shareholders who are present at a general meeting and duly appointed proxies present at a general meeting can vote on a show of hands. They will have one vote each. On a poll, every shareholder present in person or by proxy will have one vote for every share held. A resolution put to the vote at any general meeting will be decided on a show of hands unless a poll is demanded when, or before, the chairman of the meeting declares the results of the show of hands. Subject to applicable law, a poll can be demanded by:
▪	the chairman of the meeting;
▪	at least five persons at the meeting who are entitled to vote;
▪	one or more shareholders at the meeting who are entitled to vote (or their proxies and who have between them at least 10% of the total votes of all shareholders who have the right to vote at the meeting; or
▪	one or more shareholders at the meeting who have shares which allow them to vote at the meeting (or their proxies) and on which the total amount which has been paid up is at least 10% of the total sum paid up on all shares which give the right to vote at the meeting.
The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.
At each annual general meeting of shareholders, directors are elected to fill the vacancies resulting from the retirement of directors described above under “- Directors — Retirement”. Accordingly, not all directors stand for election each year. The Memorandum and Articles of Association do not provide for or permit cumulative voting.
Rights to Share in Company Profits. Other than the provisions outlined above relating to dividends, shareholders have no other rights to share in the Company’s profits.
Right to Share in Company Surplus. The rights of shareholders to share in any surplus in the event of liquidation are not expressly dealt with in the Memorandum and Articles of Association. Under English law, in the event of liquidation, after payment of all liabilities, the Company’s remaining assets would be used to repay the holders of shares the nominal value they paid for their shares. Any balance would be divided among the shareholders in proportion to the nominal amount held by them.
Redemption. The Company’s ordinary shares are not subject to redemption. The Company may issue shares in the future which can be redeemed.
Sinking Fund. The Company’s Memorandum and Articles of Association do not provide for any sinking fund provisions applicable to its shares.
Capital Calls. Shareholders have no liability for capital calls by the Company except with respect to the unpaid amount, if any, respecting their shares consisting of the nominal value of the shares and any premium which may be payable on those shares. The directors can call on shareholders to pay such amounts that have not yet been paid to the Company for their shares
Provisions Applicable Only to Significant Shareholders. There are no provisions of the Memorandum and Articles of Association discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Variation of Rights
Subject to applicable law, in accordance with the Memorandum of Association, the rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters of the issued shares of that class (excluding treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares.
General Meetings
Annual general meetings of the Company are convened by the board of directors in accordance with applicable law, on a date that is within fifteen months after the date of the preceding annual general meeting, at a place and time determined by the board. The board may convene a general meeting whenever it thinks fit. In addition, the board must convene a general meeting if requested to do so by shareholders of the Company holding not less than one-tenth of the paid-up capital of the Company carrying a right to vote at general meetings as of the date of the request.
As a general matter, all shareholders have a right to be admitted to each general meeting. However, the board may make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting. The board may, for the purpose of facilitating the organization and administration of any general meeting to which such arrangements apply, from time to time make arrangements, such as the issue of tickets (on a basis intended to afford to all shareholders and proxies entitled to attend the meeting an equal opportunity of being admitted to the principal place of the meeting) or the imposition of some random means of selection or otherwise as it shall, in its discretion, consider to be appropriate.
A quorum for all purposes is two people who are entitled to vote. They can be shareholders who are personally present or proxies of the shareholders, or a combination of both. If a quorum is not present within five minutes after the time fixed for a general meeting to start or within any longer period not exceeding one hour specified by the chairman of the meeting or if a quorum ceases to be present during a general meeting, the following provisions apply. If the meeting was called by shareholders, it will be cancelled. Any other meeting will be adjourned to any day (being not less than three nor more than 28 days later), time and place stated in the notice of the meeting, or if the notice does not provide for this, as decided by the chairman. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned meeting.
Limitations on Rights to Own Securities
Persons who are neither residents in the U.K. nor U.K. nationals may freely hold, vote and transfer shares in the same manner as U.K. residents or nationals. Any member whose registered address is not within the U.K. can give the Company a postal address within the U.K. at which notices may be served on him. Otherwise, a member whose registered address is not within the U.K. is not entitled to receive any notice from the Company.
Change of Control
The Company can issue additional shares with any rights or restrictions attached to them as long as not restricted by any rights attached to existing shares. These rights or restrictions can be decided by the directors so long as there is no conflict with any resolution passed by the shareholders. The ability of the directors to issue shares with rights or restrictions that are different than those attached to the currently outstanding ordinary shares could have the effect of delaying, deferring or preventing change of control of the Company.
In addition, as discussed above under “- Directors — Retirement”, directors stand for re-election at an annual general meeting only if they are required by the terms of the Memorandum of Association to have retired from office in connection with such annual general meeting. As a result, not every director stands for re-election at each annual general meeting. Because this would prevent shareholders from replacing the entire board at a single meeting, this provision could also have the effect of delaying, deferring or preventing a change in control of the Company.

By-law Provisions Regarding Disclosure of Share Ownership
No provision of the Memorandum and Articles of Association specifies any ownership threshold above which shareholder ownership must be disclosed. Under applicable law, any person who acquires in excess of 3% of the voting shares or an excess of 10% of the total share capital of a company must notify that company. In addition, when a shareholder’s interest in a company’s shares falls below the foregoing thresholds, it must notify the company of that decrease.
Changes in Capital
Under the Memorandum and Articles of Association the Company’s shareholders can increase the Company’s share capital by passing an ordinary resolution. In addition, the Company’s shareholders can by resolution:
•	consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount than the existing shares;

•	divide some or all of its shares into shares of a smaller amount than existing shares (subject to restrictions under applicable law); and

•	cancel any shares which have not been subscribed for.
The Company’s Memorandum of Association provides that the Company can pass a special resolution to reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way, subject to restrictions under applicable law. These provisions in respect of changes in the Company’s capital are not more stringent than required by applicable law.
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
Seventh Supplemental Trust Deed dated 24 June 2008, among Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c.
On 24 June 2008, the Group entered into a Seventh Supplemental Trust Deed with the Law Debenture Trust Corporation p.l.c., as Trustee, in respect of the Company’s Euro Medium Term Note Programme. Any notes issued thereunder by Cadbury Schweppes Finance p.l.c. are guaranteed by Cadbury Holdings Limited and Cadbury Schweppes Investments plc; any notes issued thereunder by Cadbury Schweppes Innvestments plc are guaranteed by Cadbury Holdings Limited and Cadbury Schweppes Finance p.l.c.
Form of Directors’ Service Contract
During 2004, the Cadbury Schweppes plc (now Cadbury Holdings Limited) entered into new service contracts with each of its executive directors. A description of the material terms of the directors’ service contracts, set forth on page 80, and their respective remuneration arrangements, set forth under the heading “Management Compensation” on pages 75 to 92 of Form 20-F furnished as an exhibit to the Company’s Form 6-K dated 11 April 2005, is incorporated by reference herein. In addition to the directors’ service contracts, the Company entered into secondment arrangements with Messrs. Stitzer and Stack which provide for housing support and other allowances, as described in the Report on Directors’ Remuneration. The introduction of age discrimination legislation in the UK, necessitated amendments to the Executive Directors’ service contracts, which took effect from 30 March 2007. An example of the form of variation is incorporated as an exhibit to the Company’s Form 6-K dated 16 April 2007. For further information regarding the directors’ service contracts, please see the Company’s Report on Form 20-F for its fiscal year ended 2 January 2005, which is an exhibit to the Company’s Form 6-K dated 11 April 2005, and exhibits to this Form 20-F.
Form of Directors’ Indemnity
Since February 2005, the Group has granted indemnities to each of the directors and the Company Secretary. The description of the directors’ indemnity, set forth on page 42 of the Company’s Report and Accounts and Form 20-F furnished as an exhibit to the Company’s Form 6-K dated 11 April 2005, is incorporated by reference herein. For further information regarding the directors’ indemnity, please see the Company’s Report on Form 20-F for its fiscal year ended 2 January 2005, which is an exhibit to the Company’s Form 6-K dated 11 April 2005, and exhibits to this Form 20-F.
TAXATION
This discussion of UK and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. If a Shareholder is in any doubt about their tax position, or is resident or otherwise subject to taxation in a jurisdiction other than the UK or the US, they should contact their own professional adviser.
The summary of UK and US tax laws set out below is based: (i) on the laws in force as at 31 December 2008, and is subject to any changes in UK or US law, or in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 31 December 2008; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US resident shareholder that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.

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
Taxation of Dividends
UK Residents
An individual shareholder resident in the UK is generally treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attached to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareholder’s UK income tax liability.
Shareholders who pay tax at the starting rate (10%) or basic rate (20%) will have no further liability to tax.
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
US Residents
A US resident shareholder will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareholders.
A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US federal income tax purposes. The amount of any cash distribution paid in pounds sterling will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of the ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code. Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends receive in 2007. As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.

Capital Gains
UK Residents
The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareholders who are subject to UK CGT.
For shares held on 31 March 1982 and continuing to be held by shareholders who are resident in the UK for tax purposes and are subject to CGT, the base costs for CGT purposes will normally be the market value of the shares as at 31 March 1982. For shares purchased after this date by shareholders, the base cost will normally be the acquisition costs of the shares.
The value of any ordinary share of 12.5p as at 31 March 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. for shareholders who subscribed for their full entitlement under the rights issues in October 1993 and February 1995, the value per share was 77.535p.
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
US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareholders or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax may be charged on the amount by which the value of the transferors’ estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual in general within seven years of death or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.
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

Demerger of Americas Beverages
Further information on the taxation treatment of the demerger of Americas Beverages for US and UK shareholders is available on the Company’s website.
Close Company Status
So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.
DOCUMENTS ON DISPLAY
Documents on display are available by contacting the Group Secretary, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, England, telephone: +44 (0)1895 615000.
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

PART II
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15: CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at 31 December 2008 was carried out by the Company under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate to allow such timely decisions regarding required disclosure. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.
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
Management has assessed the effectiveness of internal control over financial reporting, as at 31 December 2008, and has concluded that such internal control over financial reporting was effective.
Deloitte LLP, an independent registered public accounting firm, who has audited and reported on our consolidated financial statements, has also issued an audit report on the Company’s internal control over financial reporting. This report appears on page 105.
Changes in internal control Over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended 31 December 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury plc
We have audited the internal control over financial reporting of Cadbury plc and subsidiaries (the “Company”) as at 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States),the consolidated financial statements as at and for the year ended 31 December 2008 of the Company and our report dated XX March 2008 expressed an unqualified opinion on those financial statements.
Deloitte LLP
London, England
26 March 2009

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Guy Elliott is the audit committee financial expert as defined by the US Securities and Exchange Commission from 8 March 2008. David Thompson was the audit committee financial expert for US regulatory purposes until his retirement on that date.
ITEM 16B: CODE OF ETHICS
The Group has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer, other Senior Management and the Directors of the Board. A copy of the Group’s code of ethics is available on the Group’s website www.cadbury.com. No waivers from the code of ethics have been granted to any person during the fiscal year ended 31 December 2006 nor were any amendments to the code of ethics made during seven years.
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditors’ remuneration

	2008	2007
	£m	£m

Audit services	4.9	6.0
Other services
Other services pursuant to legislation	1.6	2.9
Tax services	0.2	0.3
Corporate finance services	0.4	0.4
Other services	0.8	0.2

Total non-audit fees	3.0	3.8

Auditors’ remuneration	7.9	9.8

Other services pursuant to legislation primarily relates to shareholder/debt circular work related to the demerger of the Americas Beverages business and assurance regarding the half year review.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Corporate finance services relate to work in respect of the Americas Beverages demerger.
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
From February 2008, the pre-approval process was amended to enable the Committee to pre-approve the audit and non-audit service categories that can be provided by the external auditor and agreed monetary amounts for each service category that can be provided by them, subject to a maximum individual engagement value. The service continues to require specific pre-approval from the Audit Committee or the Audit Committee Chairman. Where request for pre-approvals either do not fall within pre-approved category limits, or where a service value exceeds the maximum individual engagement value. There will continue to be no deminimis amount allowed.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G: CORPORATE GOVERNANCE
US Corporate governance
As Cadbury plc has a secondary listing on the NYSE, it is required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. The Company complies with all the NYSE rules which apply to non-US issuers except as disclosed below. The NYSE rules require the Nomination Committee to be composed entirely of independent Directors, and require this Committee to consider corporate governance matters on behalf of the Board. The Nomination Committee includes the Chairman, Roger Carr, amongst its members. Chairmen of UK companies are not considered to be independent, although Mr Carr was considered independent at the time of his appointment. Additionally, corporate governance matters are dealt with either by the Audit Committee, which is comprised solely of independent Non-Executive Directors, or by the full Board.

PART III
ITEM 17: FINANCIAL STATEMENTS
Not applicable.
ITEM 18: FINANCIAL STATEMENTS
The financial statements filed as part of this Report are included on pages F-1 through F-72 hereof.
ITEM 19: EXHIBITS

1	Memorandum and Articles of Association amended as of 7 May 2008.

4.1	Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.2	First Supplemental Indenture dated September 29, 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.3	Seventh Supplemental Trust Deed dated 24 June 2008, among Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

4.5	Form of Variation dated 30 March 2007 to executive directors’ service contracts with each of HT Stitzer, R J Stack (both contracts dated 1 July 2004) and K G Hanna (contract dated 1 March 2004), incorporated by reference to Exhibit 4.5 on the Form 20-F of the Group for the fiscal year ended 31 December 2007, filed on 10 April 2008.

4.6	Assignment of Agreement dated 15 January 2008 and Letter of Variation dated 29 December 2008 to executive director’s service contract with HT Stitzer.

4.7	Form of Director’s Indemnity for Cadbury plc.

8	List of subsidiary companies

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte LLP
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
CADBURY PUBLIC LIMITED COMPANY (Registrant)

By:	/s/ Henry Udow
Henry Udow
Group Secretary
31 March 2009

Financial Statements

Financial statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Cadbury plc
We have audited the accompanying consolidated balance sheets of Cadbury plc and subsidiaries (the “Company”) as at 31 December 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and cash flows for each of the three years in the period ended 31 December 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cadbury plc and subsidiaries as at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 24 February 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Deloitte LLP
London, England
26 March 2009

Consolidated income statements

				Re-presented		Re-presented
		2008		2007		2006
		Total		Total		Total
Notes		£m		£m		£m

	Continuing operations
2	Revenue	5,384		4,699		4,483

3	Trading costs	(4,803)		(4,258)		(4,071)
4	Restructuring costs	(194)		(165)		(107)
5	Non-trading items	1		2		23

	Profit from operations	388		278		328
17	Share of result in associates	10		8		(15)

	Profit before financing and taxation	398		286		313
9	Investment revenue	52		56		50
10	Finance costs	(50)		(88)		(119)

	Profit before taxation	400		254		244
11	Taxation	(30)		(105)		(68)

	Profit for the period from continuing operations	370		149		176
31	Discontinued operations[1]
	(Loss)/profit for the period from discontinued operations	(4)		258		989

	Profit for the period	366		407		1,165

	Attributable to:
	Equity holders of the parent	364		405		1,169
	Minority interests	2		2		(4)

		366		407		1,165

	Earnings per share from continuing and discontinued operations
13	Basic	22.6	p	19.4	p	56.4	p
13	Diluted	22.6	p	19.2	p	55.9	p
	From continuing operations
13	Basic	22.8	p	7.0	p	8.7	p
13	Diluted	22.8	p	7.0	p	8.6	p

[1]	In accordance with IFRS 5, the 2007 and 2006 income statements, statements of recognised income and expense and related notes have been re-presented following the classification of Americas Beverages and Australia Beverages as discontinued operations (see Note 31).

Consolidated statements of recognised income and expense

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Currency translation differences (net of tax)	580	132	(416)
Exchange transferred to income and expense upon disposal	—	—	10
Actuarial (loss)/gain on post retirement benefit obligations (net of tax)	(291)	168	50
Share of associate reserves movements	—	—	(2)
IAS 39 transfers to income or expense	—	—	(1)

Net income/(expense) recognised directly in equity	289	300	(359)
Profit for the period from continuing operations	370	149	176
(Loss)/profit for the period from discontinued operations	(4)	258	989

Total recognised income and expense for the period	655	707	806

Attributable to:
Equity holders of the parent	653	705	810
Minority interests	2	2	(4)

	655	707	806

Consolidated balance sheets

		2008	2007
Notes		£m	£m

	Assets
	Non-current assets
14	Goodwill	2,288	2,805
15	Acquisition intangibles	1,598	3,378
15	Software intangibles	87	149
16	Property, plant and equipment	1,761	1,904
17	Investment in associates	28	32
24	Deferred tax assets	181	124
25	Retirement benefit assets	17	223
20	Trade and other receivables	28	50
18	Other investments	2	2

		5,990	8,667

	Current assets
19	Inventories	767	821
	Short-term investments	247	2
20	Trade and other receivables	1,067	1,197
	Tax recoverable	35	41
	Cash and cash equivalents	251	493
27	Derivative financial instruments	268	46

		2,635	2,600

21	Assets held for sale	270	71

	Total assets	8,895	11,338

	Liabilities
	Current liabilities
22	Trade and other payables	(1,551)	(1,701)
	Tax payable	(328)	(197)
27	Short-term borrowings and overdrafts	(1,189)	(2,562)
23	Short-term provisions	(150)	(111)
32	Obligations under finance leases	(1)	(21)
27	Derivative financial instruments	(169)	(22)

		(3,388)	(4,614)

	Non-current liabilities
22	Trade and other payables	(61)	(37)
27	Borrowings	(1,194)	(1,120)
25	Retirement benefit obligations	(275)	(143)
	Tax payable	(6)	(16)
24	Deferred tax liabilities	(121)	(1,145)
23	Long-term provisions	(218)	(61)
32	Obligations under finance leases	(1)	(11)

		(1,876)	(2,533)

21	Liabilities directly associated with assets classified as held for sale	(97)	(18)

	Total liabilities	(5,361)	(7,165)

	Net assets	3,534	4,173

	Equity
28	Share capital	136	264
28	Share premium account	38	1,225
28	Other reserves	850	(4)
28	Retained earnings	2,498	2,677

28	Equity attributable to equity holders of the parent	3,522	4,162

29	Minority interests	12	11

	Total equity	3,534	4,173

Consolidated cash flow statements

		2008	2007	2006
Notes		£m	£m	£m

34	Net cash inflow from operating activities	469	812	620

	Investing activities
17	Dividends received from associates	10	8	6
	Proceeds on disposal of property, plant and equipment	18	57	84
	Purchases of property, plant and equipment and software	(500)	(409)	(384)
	Americas Beverages separation costs paid	(107)	(30)	—
	Americas Beverages net cash and cash equivalents demerged	(67)	—	—
30	Acquisitions of businesses and associates	16	(352)	(375)
	Net cash assumed on acquisitions	—	6	28
	Sale of investments, associates and subsidiary undertakings	48	27	1,295
	Cash removed on disposal	(4)	(1)	(50)
	Movement in equity investments and money market deposits	(245)	127	(82)

	Net cash (used in)/generated from investing activities	(831)	(567)	522

	Net cash (outflow)/inflow before financing activities	(362)	245	1,142

	Financing activities
	Dividends paid	(295)	(311)	(272)
	Dividends paid to minority interests	—	(1)	(4)
	Capital element of finance leases repaid	(21)	(21)	(21)
	Proceeds on issues of ordinary shares	58	56	38
	Net movement of shares held under Employee Trust	12	(13)	(4)
	Proceeds of new borrowings	4,382	2,026	532
	Borrowings repaid	(4,167)	(1,722)	(1,481)

	Net cash (used in)/generated from financing activities	(31)	14	(1,212)

	Net (decrease)/increase in cash and cash equivalents	(393)	259	(70)
	Opening net cash and cash equivalents	449	186	276
	Effect of foreign exchange rates	43	4	(20)
	Closing net cash and cash equivalents	99	449	186

Net cash and cash equivalents includes overdraft balances of £152 million (2007: £44 million, 2006: £83 million). Opening net cash and cash equivalents in 2006 excludes £3 million of cash included in assets held for sale. There are no cash and cash equivalents included in assets held for sale in any other year.

Segmental reporting
(a) Business segment analysis

	2008
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

BIMA	1,645	107	6.5	1,645	173	10.5
Europe	1,097	44	4.0	1,097	115	10.5
Americas	1,631	296	18.1	1,631	315	19.3
Asia Pacific	1,002	106	10.6	1,002	143	14.3

	5,375	553	10.3	5,375	746	13.9
Central	9	(165)	n/a	9	(108)	n/a

Profit from operations	5,384	388	7.2	5,384	638	11.9

An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before taxation to underlying performance measure

	2008
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	IAS 39	profit from
	performance	costs	intangibles	items	adjustment	operations
	£m	£m	£m	£m	£m	£m

BIMA	107	21	—	9	36	173
Europe	44	63	2	—	6	115
Americas	296	18	2	(5)	4	315
Asia Pacific	106	32	—	(2)	7	143
Central	(165)	60	—	(3)	—	(108)

Profit from operations	388	194	4	(1)	53	638
Share of results in associates	10	—	—	—	—	10
Financing	2	3	—	—	(94)	(89)

Profit before taxation	400	197	4	(1)	(41)	559

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(a) Business segment analysis

	Re-presented 2007
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

BIMA	1,579	83	5.3	1,579	153	9.7
Europe	879	61	6.9	879	82	9.3
Americas	1,372	191	13.9	1,372	234	17.1
Asia Pacific[1]	860	109	12.7	860	122	14.2

	4,690	444	9.5	4,690	591	12.6
Central	9	(166)	n/a	9	(118)	n/a

Profit from operations	4,699	278	5.9	4,699	473	10.1

An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before taxation to underlying performance measure

	Re-presented 2007[2]
			Reversal of
			amortisation
		Reversal of	and	Reversal of		Underlying
	Reported	restructuring	impairment of	non-trading	IAS 39	profit from
	performance	costs	intangibles[3]	items	adjustment	operations
	£m	£m	£m	£m	£m	£m

BIMA	83	60	—	1	9	153
Europe	61	18	1	3	(1)	82
Americas	191	33	2	1	7	234
Asia Pacific[1]	109	8	15	(9)	(1)	122
Central	(166)	46	—	2	—	(118)

Profit from operations	278	165	18	(2)	14	473
Share of results in associates	8	—	—	—	—	8
Financing	(32)	—	—	—	(19)	(51)

Profit before taxation	254	165	18	(2)	(5)	430

[1]	Australia Beverages was separated from the Asia Pacific segment in 2008 following a strategic review of the Australia Beverages business and changes to the management and reporting of this business. The Asia Pacific segment information for 2007 has been re-presented accordingly. Australia Beverages has been subsequently classified as an asset held for sale.

[2]	The Group has re-presented its segmental analysis for the comparative 2007 financial information to allocate certain central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.

[3]	Includes the impairment of China of £13 million reported within the Asia Pacific segment, all other charges relate to amortisation.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(a) Business segment analysis

	Re-presented 2006
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margins	Revenue	operations	margins
	£m	£m	%	£m	£m	%

BIMA	1,500	114	7.6	1,500	170	11.3
Europe	818	66	8.1	818	81	9.9
Americas	1,330	166	12.5	1,330	192	14.4
Asia Pacific[1]	827	114	13.8	827	132	16.0

	4,475	460	10.3	4,475	575	12.8
Central	8	(132)	n/a	8	(110)	n/a

Profit from operations	4,483	328	7.3	4,483	465	10.4

During 2007, the Group reorganised its Confectionery regions and split the former EMEA region (Europe, Middle East and Africa) into two regions: BIMA (Britain, Ireland, Middle East and Africa) and Europe. The business segment analysis for 2006 has been re-presented on a comparable basis.
An explanation of segment performance measures is included in Note 1(e).
Reconciliation of profit from operations and profit before tax to underlying performance measure

	Re-presented 2006[2]
			Reversal of
			amortisation
		Reversal of	and	Reversal of				Underlying
	Reported	restructuring	impairment of	non-trading	UK product	Nigeria	IAS 39	proft from
	performance	costs	intangibles	items	recall	adjustment	adjustment	operations
	£m	£m	£m	£m	£m	£m	£m	£m

BIMA	114	51	15	(42)	30	—	2	170
Europe	66	14	—	4	—	—	(3)	81
Americas	166	11	2	14	—	—	(1)	192
Asia Pacific[1]	114	10	2	—	—	—	6	132
Central	(132)	21	—	1	—	—	—	(110)

Profit from operations	328	107	19	(23)	30	—	4	465
Share of results in associates	(15)	—	—	—	—	23	—	8
Financing	(69)	—	—	—	—	—	—	(69)

Profit before taxation	244	107	19	(23)	30	23	4	404

[1]	Australia Beverages was separated from the Asia Pacific segment in 2008 following a strategic review of the Australia Beverages business and changes to the management and reporting of this business. The Asia Pacific segment information for 2006 has been re-presented accordingly. Australia Beverages has been subsequently classified as an asset held for sale.

[2]	The Group has re-presented its segmental analysis for the comparative 2006 financial information to allocate certain central costs which directly support the regions to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.
An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).

(b) Business segment assets and liabilities

	2008
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets [1]	assets	liabilities	liabilities [1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,383	—	—	1,383	(675)	—	(675)
Europe	2,225	—	—	2,225	(466)	—	(466)
Americas	3,008	—	—	3,008	(1,227)	—	(1,227)
Asia Pacific	1,101	5	—	1,106	(362)	—	(362)
Central	—	23	883	906	—	(2,534)	(2,534)

Continuing operations	7,717	28	883	8,628	(2,730)	(2,534)	(5,264)
Discontinued operations
Americas Beverages	—	—	—	—	—	—	—
Australia Beverages[2]	267	—	—	267	(97)	—	(97)

	7,984	28	883	8,895	(2,827)	(2,534)	(5,361)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and Group debt.

	Re-presented 2007
	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets [1]	assets	liabilities	liabilities [1]	liabilities
	£m	£m	£m	£m	£m	£m	£m

BIMA	1,333	—	—	1,333	(570)	—	(570)
Europe	1,710	—	—	1,710	(465)	—	(465)
Americas	2,421	—	—	2,421	(424)	—	(424)
Asia Pacific	875	3	—	878	(251)	—	(251)
Central	—	22	753	775	—	(4,900)	(4,900)

Continuing operations	6,339	25	753	7,117	(1,710)	(4,900)	(6,610)
Discontinued operations
Americas Beverages	3,966	7	—	3,973	(465)	—	(465)
Australia Beverages[2]	248	—	—	248	(90)	—	(90)

	10,553	32	753	11,338	(2,265)	(4,900)	(7,165)

[1]	Unallocated assets and liabilities principally comprise centrally held property, plant and equipment, tax assets and liabilities, obligations under finance leases, derivative financial instrument balances and Group debt.

[2]	Following a strategic review of the Australia Beverages business and changes to the management and reporting of this business, Australia Beverages was separated from the Asia Pacific segment. The 2007 financial information for Asia Pacific has been re-presented accordingly. Australia Beverages has subsequently been classified as an asset held for sale.

(c) Other business segment items

	2008
		Property, plant and equipment and
		software intangible additions:		Depreciation and	Amortisation
	Acquisition	—excluding		amortisation	and
	of	acquired	—acquired	of software	impairment of
	Intangibles[1]	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m

BIMA	—	77	—	66	—
Europe	(8)	178	(14)	33	2
Americas	—	84	—	48	2
Asia Pacific	—	75	—	29	—
Central	—	13	—	16	—

Continuing operations	(8)	427	(14)	192	4
Discontinued operations
Americas Beverages	(3)	61	4	23	8
Australia Beverages	—	16	—	17	—

	(11)	504	(10)	232	12

[1]	In 2008 the acquisition of intangibles relates to the finalisation of fair value adjustments (see Note 30).

	Re-presented 2007
		Property, plant and equipment and
		software intangible additions:		Depreciation and	Amortisation
	Acquisition	—excluding		amortisation	and
	of	acquired	—acquired	of software	impairment of
	Intangibles	subsidiaries	subsidiaries	intangibles	intangibles
	£m	£m	£m	£m	£m
BIMA	—	116	—	62	—
Europe	288	77	64	26	1
Americas	—	56	—	38	2
Asia Pacific[1]	53	57	9	22	15
Central	—	10	—	20	—

Continuing operations	341	316	73	168	18
Discontinued operations
Americas Beverages	42	107	14	69	24
Australia Beverages	—	—	—	14	—

	383	423	87	251	42

[1]	Following a strategic review of the Australia Beverages business and changes to the management and reporting of this business, Australia Beverages is now a separate segment from the Asia Pacific segment, in accordance with IFRS 8. The 2007 financial information for Asia Pacific has been re-presented accordingly. Australia Beverages has subsequently been classified as an asset held for sale.
(d) UK revenue and non current assets
Revenue generated by UK businesses was £1,123 million (2007: £1,134 million, 2006: £1,086 milllion). Non-current assets of £462 million (2007: £599 million) are held by the Group’s UK businesses.

1. Nature of operations and accounting policies
(a) Nature of operations and segmental results
Cadbury plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery business which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Green & Blacks, The Natural Confectionery Co., Dentyne and Hollywood. On 7 May 2008, the Group completed the demerger of the Americas Beverages business and in December 2008 the Group announced it had signed a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. The Income Statement and related notes for 2007 and 2006 have been re-presented to classify these businesses as discontinued, in accordance with IFRS 5, “Non-current assets held for sale and discontiuned operations” as described in Note 31.
Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall and IAS 39 adjustment) and underlying operating margins (operating margins before restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, UK product recall and IAS 39 adjustment).
(b) Accounting convention
The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments, and on a going concern basis.
These financial statements have been prepared in accordance with IFRSs as endorsed and adopted for use in the EU and IFRSs as issued by the International Accounting Standards Board and therefore comply with Article 4 of the EU IAS Regulation, IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (see note 39):
IAS 1 (Revised) Presentation of financial statements
IAS 23 (Revised) Borrowing costs
IAS 27 (Revised) Consolidated and separate financial statements
Amendment to IAS 32 Financial Instruments: Presentation
Amendment to IAS 38 Intangible assets
Amendment to IAS 39 Financial Instruments: Recognition and Measurement
Amendment to IFRS 1 First time adoption of International Financial Reporting Standards
Amendment to IFRS 2 Share based payment
Amendment to IAS 27 (Revised) Consolidated and separate financial statements
IFRS 3 (Revised) Business combinations
IFRIC 13 Customer loyalty programmes
IFRIC 15 Arrangements for the construction of real estate
IFRIC 16 Hedges of a net investment in a foreign operation
IFRIC 17 Distributions of non cash assets to customers
IFRIC 18 Transfer of assets from customers
The Directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Group except for IFRS 3 (Revised) should the Group undertake material acquisitions in the future.
IFRS 8, Operating Segments has been adopted in advance of its effective date with effect from 1 January 2008. In addition to the adoption of IFRS 8, the Group has changed the measure of operating profit, which is disclosed segmentally to align with the way the chief operating decision maker assesses the performance of and allocates the Group’s resources to the segments. As such the 2007 and 2006 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Science and Technology costs which directly support the business to the regional operating segments.

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
On 7 May 2008, the Group completed the demerger of the Americas Beverages business. The Income Statement and related notes for 2007 and 2006 have been re-presented to classify this business as discontinued, in accordance with IFRS 5, “Non current assets held for sale and discontinued operations”.
The demerger resulted in the confectionery business trading under the name Cadbury plc and the Americas Beverages business trading under the name Dr Pepper Snapple Group, Inc. (DPSG). The demerger was effected pursuant to a Scheme of Arrangement under section 425 of the Companies Act 1985. Pursuant to the Scheme of Arrangement, Cadbury Schweppes plc shareholders received 64 Cadbury plc ordinary shares and 12 DPSG shares for every 100 Cadbury Schweppes ordinary shares held. The accounts of Cadbury plc have been prepared as if it had been in existence since 1 January 2006. The following summarises the accounting principles that have been applied in preparing the financial statements on a reverse acquisition accounting basis:
> The income statements for Cadbury plc have been prepared as if the operations of Cadbury plc were in existence for the whole of the period from 1 January 2006 to 31 December 2008.
> Changes in share capital and reserves as a result of the capital reorganisation have been reflected in the current period. Differences between these amounts and the previously reported share capital and reserves have been adjusted in the Demerger reserve, as set out in Note 28.
In December 2008 the Group announced it had entered into a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. The results of the Australia Beverages business have been included within discontinued operations for 2008 and the 2007 and 2006 comparative results re-presented accordingly. At the year end the assets and liabilities of the Australia Beverages business are classified as assets held for sale in accordance with IFRS 5.
The Group has re-presented its segmental analysis for the comparative 2007 and 2006 financial information to allocate certain global Supply Chain, Commercial and Science and Technology costs, which directly support the business to the regional operating segments as this is consistent with the way in which the Chief Operating Decision Maker reviews the results of the operating segments.
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
The Group’s share of the profit after interest and tax of associated undertakings is included as one line below profit from operations. Investment in associated undertakings are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.

(e) Segmental analysis
Business reportable segments
Following the demerger of the Americas Beverages business and a change in the management and reporting of the Australia Beverages business ahead of the announcement to sell the Australia Beverages business, the Group’s operational management structure had four business segments, each with its own leadership team. These four business segments are: Britain, Ireland, Middle East and Africa (BIMA), Europe, Americas and Asia Pacific. The Australia Beverages business was previously reported within the Asia Pacific segment. The segmental information for Asia Pacific now excludes Australia Beverages, with the prior periods re-presented.
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
The Group has re-presented its segmental analysis for the comparative 2007 and 2006 financial information as described below.
Basis of recharge of costs between segments
Certain central costs are considered to relate to the operating segments, for example where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
Basis of allocation of costs between segments
On adoption of IFRS 8, the Group has changed the measure of operating profit which is disclosed segmentally to align with the way in which the Chief Operating Decision Maker assesses the performance of and allocates the Group’s resources to the regions. As such the 2007 and 2006 segmental analysis has been re-presented to allocate certain global Supply Chain, Commercial and Science and Technology costs, which directly support the business, to the regional operating segments.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations while those arising on financing transactions are recorded within investment revenue or finance costs, as appropriate. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year.
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
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, gum and candy confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.
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
(i) Advertising costs
The Group expenses all advertising costs as incurred unless it represents a prepayment for goods or services yet to be delivered or rendered and no amounts are capitalised for direct response advertising.
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
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore, such restructuring costs are shown as a separate line item within profit from operations on the face of the income statement. In 2008 and 2007, the Group has incurred costs which are restructuring in nature but relate to the maintenance of an efficient business. These costs are termed business improvement costs and are included within the underlying operating results of the business as they are expected to be incurred each year and hence will not distort the performance trends of the business.
Restructuring costs and business improvement costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled restructuring costs.
(l) Non-trading items
Cadbury’s trade is the marketing, production and distribution of branded confectionery. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations, or recognise expenses relating to the separation of a business which does meet the requirements to be separately disclosed as a discontinued operation. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s profit from operations: however, management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group profit from operations and operating margins. Therefore any gains and losses (including transaction costs incurred) on these non-trading items are shown as a separate line item within profit from operations on the face of the income statement.
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
Underlying EPS represents basic EPS, adjusted in order to exclude amortisation and impairment of acquisition intangibles, restructuring costs, non-trading items, IAS 39 adjustments and associated tax effect as described in Note 1 (y).

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
(o) Acquisition intangibles
Brands
The main economic and competitive assets of the Group are its brands, including the Cadbury brand, some of which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.
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
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis, with the lives reviewed annually.
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
(s) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits.
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
An allocation of interest relating to the debt demerged with the Americas Beverages business has been included within discontinued operations.
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
Short-Term Investments
Short-term investments held by the Group are in the form of bank deposits and money market fund deposits. Investments are recognised and derecognised on a trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and initially measured at fair value, plus transaction costs. Following initial recognition, investments are accounted for at amortised cost.
(y) Management performance measures
Cadbury believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Cadbury management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative earnings per share measure, a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
The principal adjustments made to reported in the income statement are summarised below:
>	Restructuring costs — the costs incurred by the Group in implementing significant restructuring projects, such as Vision into Action, the major Group-wide efficiency programme in pursuit of the mid-teen margin goal and integrating acquired businesses are classified as restructuring. These are programmes involving one-off incremental items of major expenditure. In addition, costs incurred to establish a stand-alone confectionery business have also been classified as restructuring. The Group views restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business. Where material, restructuring costs are initially recognised after discounting to present value. The subsequent unwind of any discount is reported as a non-underlying finance cost if the associated provision resulted from non-underlying restructuring costs;
>	Amortisation and impairment of intangibles — the Group amortises certain short-life acquisition intangibles. In addition, the impairment of the goodwill in respect of China in 2007 and Cadbury Nigeria in 2006 has been recorded outside the underlying results. This amortisation and impairment charge is not considered to be reflective of the underlying trading of the Group;
>	Non-trading items — while the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses (including transaction costs incurred) on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group profit from operations and operating margins. Any gains and losses on these non-trading items are therefore excluded in arriving at its underlying profit from operations;
>	IAS 39 adjustments — under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges. The effect of not applying hedge accounting under IAS 39 means that the reported profit from operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value of open contracts in the period is recognised in the financing charge for the period. While the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded from our underlying performance measures to reflect the cash flows that occur under the Group’s hedging arrangements;

>	Certain other items which do not reflect the Group’s underlying trading performance and due to their significance and one-off nature have been considered separately. The gains and losses on these discrete items can have material impact on the absolute amount of and trend in the profit from operations and result for the year. Therefore any gains and losses on such items are analysed outside underlying and comprise:
– Demerger costs — in 2008, the Group has incurred significant transaction costs, including one-off financing fees, as a result of the separation of the Americas Beverages business which have been classified outside underlying earnings;
– Contract termination gain — in 2007, the Group received amounts in respect of the termination of a distribution agreement for the beverage brand, Glaceau, in the US, which is included in discontinued operations. The gain which would otherwise have been received through distribution of the product in 2008, offset by the write-off of associated intangible assets, is excluded from the underlying results of the Group. The balance of the settlement which would have related to 2007 has been included within the underlying results of the Group;
– UK product recall — in 2006 the incremental direct costs (net of directly attributable insurance recoveries) incurred in recalling seven Cadbury branded product lines in the UK and two in Ireland have been excluded from the underlying results of the Group. Any impact on trading following the recall is included in underlying results;
– Nigeria — in 2006 the Group’s share of Cadbury Nigeria’s adjustments to reverse the historical over-statement of financial results and position has been excluded from the underlying equity accounted share of result in associates on the grounds that these adjustments had accumulated over a period of years and were a consequence of deliberate financial irregularities. The charge is not considered to represent the underlying trading performance of the business;
– Release of disposal tax provisions — in 2006, the Group reached agreement with the UK tax authorities as to the tax due in connection with the disposal in 1997 of Coca-Cola & Schweppes Beverages, a UK bottling business and the disposal in 1999 of the Group’s beverage brands in 160 countries. This resulted in the release of unutilised provisions totalling £51 million. The original disposal gains, net of tax, were treated as discontinued operations and excluded from the underlying results in the relevant years. Consistent with the previous treatment, the release of the unutilised provisions has been excluded from the underlying result; and
>	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items which as a consequence of their size and nature are excluded from underlying earnings including the tax impact of reorganisations undertaken in preparation for the separation of Americas Beverages and the recognition of deferred tax assets relating to the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale.
(z) Critical accounting policies
The preparation of our financial statements in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
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
The cost of brands and other acquisition intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be consumed. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes the remaining carrying value is amortised prospectively over that revised remaining useful life.
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
(ii) Recoverability of long-lived assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, being the higher of fair value less costs to sell and value in use. Typically recoverable amount is based on value in use. If the recoverable amount of a long-lived asset were determined to be less than its carrying value, as was the case for Cadbury China during 2007 and for Cadbury Nigeria during 2006, an impairment is charged to the income statement.
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
(iv) Discount rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the value in use of the long-lived assets and decrease the likelihood of impairment.
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5% before any adjustment for country, market or asset specific risk. The discount rates applied in 2008 range from 8.0% to 21.0%.

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

An indication of the variability of the main assumptions applied by management for the UK plan over the past two years is set out below:

	2008	2007

Discount rate	6.1%	5.8%

Rate of asset returns	6.2%	6.6%

Rate of salary increases	3.7%	4.3%

A 50 basis point decrease in the estimate of the discount rate would have resulted in an approximate 8.5% increase in the pension liabilities. A 50 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £14 million increase in the pension costs.
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
In the last two years the impact that revising the initial estimates has had on the recorded charge for current and deferred taxes and the corresponding increase in profits is set out below:

	2008	2007
	£m	£m

Increase/(reduction) in current tax charge	3	(34)

Reduction in deferred tax charge	(33)	(7)

We recognised deferred tax liabilities of £121 million (2007: £1,145 million) at 31 December 2008, and have recognised deferred tax assets of £181 million (2007: £124 million). There are further unrecognised deferred tax assets for losses of £183 million (2007: £179 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with history of generating tax losses begins to show evidence of creating and utilising taxable profits. £66 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the income statement in the year of recognition and an income tax cost in the year of utilisation.

2. Revenue
An analysis of the Group’s revenue is as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Continuing operations
Sale of goods	5,375	4,690	4,475
Rendering of services [1]	9	9	8

	5,384	4,699	4,483
Investment revenue (Note 9)	52	56	50
Discontinued operations (Note 31)	1,389	3,272	3,014

	6,825	8,027	7,547

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Group’s Science and Technology facilities.
3. Trading costs
(a) Trading costs analysis:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Cost of sales	2,870	2,504	2,364
Distribution costs	247	241	247
Marketing and selling costs	584	487	463
Administrative expenses	1,098	1,008	948
Amortisation of definite life acquisition intangibles	4	5	5
Impairment of goodwill	—	13	14
UK product recall	—	—	30

	4,803	4,258	4,071

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
The Group views restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these restructuring costs are separately disclosed in arriving at profit from operations. The Group considers the amortisation and impairment of acquisition intangibles to be administrative in nature.
(b) Gross profit analysis:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Revenue	5,384	4,699	4,483
Cost of sales	(2,870)	(2,504)	(2,364)

Gross profit	2,514	2,195	2,119

4. Restructuring costs
During 2008, the Group incurred £200 million (2007: £200 million, 2006: £133 million) of restructuring costs. Of this total charge £6 million (2007: £35 million, 2006: £26 million) relates to discontinued operations as disclosed in Note 31(g) and £194 million (2007: £165 million, 2006: £107 million) relates to continuing operations as disclosed below. The Group initiated a restructuring programme in 2007 “Vision into Action”, in pursuit of mid-teen margins. The third party supply contract with Gumlink became onerous in 2007 and net penalties payable have been recognised. The costs incurred to effect the separation and creation of a stand-alone confectionery business following the demerger of the Americas Beverages business and the announced sale of Australia Beverages have been classified as restructuring in 2007 and 2008.

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Fuel for Growth	—	—	107
Vision into Action	142	151	—
Integration costs	9	—	—
Onerous contract and penalties payable — Gumlink	27	9	—
Separation and creation of stand-alone Confectionery business costs	16	5	—

	194	165	107

Of this total charge of £194 million (2007: £165 million, 2006: £107 million), £82 million (2007: £83 million, 2006: £62 million) was redundancy related, £13 million (2007: £19 million, 2006: £14 million) related to external consulting costs and £45 million (2007: £24 million, 2006: £nil) was associated with onerous contracts. The remaining costs consisted of asset write-offs, site closure costs, relocation costs, distribution contract termination payments and acquisition integration costs. The analysis of these costs by segment is shown below:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

BIMA	21	60	51
Europe	63	18	14
Americas	18	33	11
Asia Pacific	32	8	10
Central	60	46	21

	194	165	107

5. Non-trading items

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Net (loss)/profit on disposal of subsidiaries and brands	(6)	17	(21)
Profit/(loss) on disposal of investments	3	—	(3)
Profit on disposal of land and buildings	4	—	22
Loss on impairment of land and buildings	—	(12)	—
Write down to recoverable value of asset held for sale	—	(41)	—
Gain on rebuild of buildings	—	38	25

	1	2	23

The 2008 net loss on disposal of subsidiaries and brands in the year relates to a profit on the disposal of a non-core brand of £2 million, offset primarily by the finalisation of the loss on disposal of Monkhill, the non-core confectionery business.
The profit on sale of investments relates to the sale of Dr Pepper Snapple Group, Inc shares held by the Employee Share Ownership Trust following the demerger of the Americas Beverages business.
The profit on disposal of land and buildings principally consists of a profit arising from the sale of surplus property.

The impairment of land and buildings in 2007 is primarily the loss recognised on the write down of property, plant and equipment in China.
The write down to recoverable value of asset held for sale in 2007 relates to the Monkhill business, a UK confectionery company that is included in the non-core disposal programme.
The gain on rebuild of buildings in 2007 and 2006 relates to the £38 million (2006: £25 million) insurance proceeds received to rebuild the Pontefract factory in the UK, which was part of the Monkhill assets held for sale at 31 December 2007.
In 2007, the net profit on disposal of subsidiaries and brands primarily relates to the £20 million profit on disposal of Cottees, an Australian food business, as part of the non-core disposal programme.
In 2006, the loss on disposal of subsidiaries and brands consists primarily of a write-down to recoverable amount of £19 million relating to non-core confectionery businesses which were held for sale at 31 December 2006.
In 2006, the profit on disposal of land and buildings principally relates to the £17 million profit arising from the sale of a UK distribution centre.
6. Profit from operations
Profit from operations for continuing operations is after charging:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Research and product development	69	59	66
Depreciation of property, plant and equipment — owned assets	151	127	136
— under finance leases	10	11	11
Amortisation of definite life acquisition intangibles	4	5	5
Impairment of goodwill	—	13	14
Amortisation of software intangibles	31	30	28
Maintenance and repairs	78	60	72
Advertising and promotional marketing	584	487	463
Impairment of trade receivables	12	5	3

There were net foreign exchange gains of £nil recognised within profit from operations in 2008 (2007: £6 million gain, 2006: £3 million gain).
Analysis of profit from operations for discontinued operations is given in Note 31(c).

Auditors’ remuneration

				Re-presented	Re-presented	Re-presented	Re-presented	Re-presented	Re-presented
	2008	2008	2008	2007	2007	2007	2006	2006	2006
	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Audit services
— for the audit of the Company’s annual accounts	1.0	—	1.0	1.0	—	1.0	0.7	—	0.7
— for the audit of the Company’s subsidiaries	3.7	0.2	3.9	3.3	1.7	5.0	2.6	1.7	4.3
— services pursuant to Sarbanes-Oxley s404 legislation	—	—	—	—	—	—	1.7	—	1.7

Total audit fees	4.7	0.2	4.9	4.3	1.7	6.0	5.0	1.7	6.7
Other services pursuant to legislation	0.2	1.4	1.6	0.3	2.6	2.9	0.9	—	0.9
Tax services	0.2	—	0.2	0.3	—	0.3	0.7	—	0.7
Corporate finance services	—	0.4	0.4	—	0.4	0.4	0.6	—	0.6
Other services	0.8	—	0.8	0.2	—	0.2	0.1	—	0.1

Total non-audit fees	1.2	1.8	3.0	0.8	3.0	3.8	2.3	—	2.3

Auditors’ remuneration	5.9	2.0	7.9	5.1	4.7	9.8	7.3	1.7	9.0

In 2008 and 2007, services pursuant to Sarbanes-Oxley s404 legislation are integrated in the audit service remuneration.
Other services pursuant to legislation primarily relates to shareholder/debt circular work related to the demerger of the Americas Beverages business and assurance regarding the half year review.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
7. Employees and emoluments

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	893	830	783
Social security costs	111	103	102
Post-retirement benefit costs (see Note 25)	64	80	73
Share-based payments (see Note 26)	35	41	33

Continuing operations	1,103	1,054	991

		Re-presented	Re-presented
	2008	2007	2006

Average employee headcount:
BIMA	11,478	14,041	14,309
Europe	9,603	9,099	9,148
Americas	14,168	14,484	14,568
Asia Pacific	10,547	12,036	11,611
Central	721	805	761

Continuing operations	46,517	50,465	50,397

Emoluments of employees including Directors, of discontinued operations totalled £260 million (2007: £582 million, 2006: £494 million), giving a total for the Group of £1,363 million (2007: £1,636 million, 2006: £1,485 million). The average employee headcount of discontinued operations totalled 8,227 (2007: 21,192, 2006: 16,614). Further details of discontinued operations are given in Note 31(b).

8. Directors’ remuneration
The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained in Item 6 on Form 20-F.
9. Investment revenue

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Interest on loans and receivables
Interest on bank deposits	25	26	23
Post retirement employee benefits	27	30	27

Investment revenue	52	56	50

10. Financing costs

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Finance gain on held for trading assets and liabilities
Net gain arising on derivatives (held for trading) not in a designated hedge relationship	(94)	(19)	—
Interest on other liabilities
Bank and other loans	112	55	92
Commercial paper	29	52	27
Other interest
Interest on unwind of discounts on provisions	3	—	—

Financing costs	50	88	119

Total interest on financial instruments that are not recognised at fair value through the income statement was £134 million
(2007: £99 million, 2006: £119 million).
An analysis of finance costs for discontinued operations is given in Note 31(d).
11. Taxation

		Re-presented	Re-presented
	2008	2007	2006
Analysis of charge in period	£m	£m	£m

Current tax — continuing operations:
— UK	—	—	3
— Overseas	(240)	(99)	(76)
— Adjustment in respect of prior years	(3)	34	(12)

	(243)	(65)	(85)

Deferred tax — continuing operations:
— UK	(12)	(5)	(20)
— Overseas	192	(42)	—
— Adjustment in respect of prior years	33	7	37

	213	(40)	17

Taxation — continuing operations	(30)	(105)	(68)

UK current tax is calculated at 28.5% (2007 and 2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

In addition to the amounts recorded in the income statement, a deferred tax credit relating to post-retirement benefits and share awards and other short-term temporary differences totalling £97 million (2007: £42 million charge, 2006: £18 million charge) was recognised directly in equity. Deferred tax carried forward in the UK is calculated at 28% (2007: 28%, 2006: 30%).
The charge for the year can be reconciled to the profit per the income statement as follows:

		Re-presented	Re-presented
	2008	2007	2006
	%	%	%

Tax at the UK corporation rate	28.5	30.0	30.0
Tax effects of:
Expenses not deductible in determining taxable profit	6.0	12.5	19.9
Income not taxable	(6.3)	(10.2)	(9.4)
Prior period adjustments	(7.5)	(16.2)	(10.1)
Different tax rates of subsidiaries operating in different jurisdictions	3.7	6.8	(3.7)
Transactions undertaken in preparation of the demerger of the Americas Beverages business[1]	(16.8)	2.1	—
Other	0.6	17.1	1.2
Share of result of associates	(0.7)	(0.8)	—

Effective tax rate for the year	7.5	41.3	27.9

[1]	The net tax (credit)/charge relates to certain re-organisations carried out in preparation for the demerger of the Americas Beverages business.
For details of taxation and the effective tax rate for discontinued operations see Note 31(e).
12. Dividends

	2008	2007	2006
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 10.5p (2007: 9.9p, 2006: 9.0p) per share	222	207	187
Interim dividend for the year of 5.3p (2007: 5.0p, 2006: 4.1p) per share	73	104	85

	295	311	272

At the year end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 31 December 2008 of 11.1 pence per share has been proposed, equivalent to a cash payment of approximately £150 million. The Company will not incur any tax charge upon payment of the proposed dividend.
The interim dividend payments made in 2008 relate to dividends paid on Cadbury plc shares, whereas other dividend payments relate to Cadbury Schweppes plc shares.
13. Earnings per share
Set out below are earnings per share figures for statutory earnings measure and underlying earnings. IAS 33 specifically permits the inclusion of an alternative component of earnings provided these are presented with equal prominence and a reconciliation is provided between the component used and the line item from the income statement.

(a) Basic EPS — continuing and discontinued
An explanation of the use of an alternative EPS measure is given in Note 1 (y). The reconciliation between reported and underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported — continuing and discontinued	364	22.6	405	19.4	1,169	56.4
Restructuring costs[1]	203	12.6	200	9.6	133	6.4
Amortisation and impairment of acquisition intangibles	12	0.7	42	2.0	38	1.8
Non-trading items	(2)	(0.1)	(2)	(0.1)	(671)	(32.3)
Contract termination gain	—	—	(31)	(1.5)	—	—
UK product recall	—	—	—	—	30	1.4
Nigeria adjustments	—	—	—	—	23	1.1
Demerger/disposal costs	122	7.5	40	1.9	—	—
IAS 39 adjustment	(46)	(2.8)	(4)	(0.2)	9	0.5
Effect of tax on above items[2]	(168)	(10.4)	(20)	(0.9)	(26)	(1.2)
Release of disposal tax provisions	—	—	—	—	(51)	(2.5)

Underlying — continuing and discontinued	485	30.1	630	30.2	654	31.6

[1]	Restructuring costs are made up of £194 million (2007: £165 million, 2006: £107 million) for continuing operations, £6 million (2007: £35 million, 2006: £26 million) for discontinued operations and £3 million (2007 and 2006: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

[2]	Effect of tax on above items includes a £39 million credit (2007: £21 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business, a £44 million credit (2007 and 2006: £nil) relating to the recognition of deferred tax assets arising from the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale and in 2006 a £17 million deferred tax credit arising on the intra-group transfer of retained brands.
(b) Diluted EPS — continuing and discontinued
Diluted EPS has been calculated based on the reported and underlying earnings amounts above. The diluted reported and underlying EPS are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported — continuing and discontinued	22.6	19.2	55.9
Diluted underlying — continuing and discontinued	30.0	29.9	31.3

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2008	2007	2006
	million	million	million

Average shares used in Basic EPS calculation	1,611	2,087	2,072
Dilutive share options outstanding	3	21	19

Shares used in diluted EPS calculation	1,614	2,108	2,091

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 3 million in 2008 (2007: nil, 2006: 1 million), as the exercise price of these share options was above the average share price for the relevant year.

(c) Continuing operations EPS
The reconciliation between reported continuing and underlying continuing EPS, and between the earnings figures used in calculating them, is as follows:

			Re-presented	Re-presented	Re-presented	Re-presented
	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported — continuing operations	368	22.8	147	7.0	180	8.7
Restructuring costs[1]	197	12.2	165	7.9	107	5.1
Amortisation and impairment of acquisition intangibles	4	0.2	18	0.9	19	0.9
Non-trading items	(1)	—	(2)	(0.1)	(23)	(1.0)
UK product recall	—	—	—	—	30	1.4
Nigeria adjustments	—	—	—	—	23	1.1
IAS 39 adjustment	(41)	(2.5)	(5)	(0.2)	4	0.2
Effect of tax on above items[2]	(126)	(7.8)	(16)	(0.8)	(41)	(2.0)

Underlying — continuing operations	401	24.9	307	14.7	299	14.4

[1]	Restructuring costs are made up of £194 million (2007: £165 million, 2006: £107 million) for continuing operations and £3 million (2007 and 2006: £nil) relating to the unwind of discounts on provisions recognised within financing costs.

[2]	Effect of tax on above items includes a £68 million credit (2007: £6 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business.
Diluted continuing EPS has been calculated based on the reported continuing and underlying continuing earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS is set out above. The diluted reported and underlying earnings per share from continuing operations are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported — continuing operations	22.8	7.0	8.6
Diluted underlying — continuing operations	24.8	14.6	14.3

EPS information for discontinued operations is presented in Note 31(g).

14. Goodwill

£m

Cost
At 1 January 2007	2,502
Exchange differences	78
Recognised on acquisition of subsidiaries	257
Transferred to assets held for sale	(1)
Derecognised on disposal	(3)

At 31 December 2007	2,833

Exchange differences	381
Fair value adjustments on acquisition of subsidiaries	(8)
Transferred to assets held for sale	(19)
Demerger of Americas Beverages (see Note 31)	(871)

At 31 December 2008	2,316

Impairment
At 1 January 2007	(15)
Impairment charge in the year	(13)

At 31 December 2007	(28)

Impairment charge in the year	—

At 31 December 2008	(28)

Net book value at 31 December 2007	2,805

Net book value at 31 December 2008	2,288

In 2008, the Group demerged its Americas Beverages business, and the goodwill relating to this business has therefore left the Group. At 31 December 2008 the Australia Beverages business is classified as held for sale.
Fair value adjustments in the year relate to final adjustments to the opening balance sheets of businesses acquired in 2007 and adjustments to consideration paid on these acquisitions.
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
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) to which goodwill has been allocated are determined based on value in use calculations which are the present value of the future cash flows expected to be obtained from the CGUs. The key assumptions for the value in use calculations for all CGUs are those regarding discount rates, long-term growth rates and expected changes to the cash flows generated by the CGU during the period. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks, is applied to calculate the net present value of the post-tax cash flows. If this indicates that the recoverable value of the unit is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude. Changes to the cash flows are determined for each CGU and are based on local management forecasts, past performance and the impact of Group strategies such as focus brands and markets.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than a further five years, using a steady growth rate applicable to the relevant market. During this five year period the growth rate for developed markets is forecast inflation and for emerging markets is the forecast GDP growth of the relevant countries. This rate does not exceed the average long-term growth rate for the relevant markets. The cash flows are assumed to continue in perpetuity at the long-term growth rate for the relevant countries, which are based on external industry forecasts of inflation.

Management believes that there are no reasonably possible changes to the key assumptions in the next year which would result in the carrying amount of goodwill exceeding the recoverable amount.
The carrying amounts of significant goodwill allocated for impairment testing purposes to each cash generating unit and the related assumptions used in assessing recoverable amount are as follows:

	Long term growth	Post-tax discount	Pre-tax discount	2008	2007
	rate	rate	rate	£m	£m

North America Beverages	n/a	n/a	n/a	—	866
US & Canadian Confectionery	2.4%	8.5%	13.8%	1,001	780
Northern Latin America Confectionery	4.1%	13.3%	18.5%	273	254
Turkey	5.3%	15.3%[2]	19.1%	270	269
Other[1]	1.1%-10.4%	8%-21%	10%-32.3%	744	636

				2,288	2,805

[1]	Other represents the other 15 continuing CGUs which are not individually significant to the Group.

[2]	The blended discount rate applied to Turkey reflects the risks of the domestic market (17%) and the other markets in which the CGU operates.
The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple, Motts and CSBG and was demerged in the year as part of the Americas Beverages business. The US & Canadian Confectionery and Northern Latin America Confectionery goodwill arose principally from the Adams acquisition in 2003. The Turkey goodwill arose from the acquisitions of Intergum, Kent and Adams.

15. Other intangible assets

		Franchise
		intangibles
		and	Total
	Brand	customer	acquisition
	intangibles	relationships	intangibles	Software
	£m	£m	£m	£m

Cost
At 31 January 2007	2,900	400	3,300	230
Exchange differences	33	(5)	28	5
Recognised on acquisition of subsidiaries	115	11	126	—
Additions	—	—	—	30
Disposals	—	(8)	(8)	—
Transfers to assets held for sale	—	—	—	(1)

At 31 December 2007	3,048	398	3,446	264
Exchange differences	289	2	291	21
Additions	—	—	—	29
Disposals	—	—	—	(4)
Finalisation of fair value of acquistions	—	(3)	(3)	—
Demerger of Americas Beverages	(1,713)	(397)	(2,110)	(135)
Transfer to assets held for sale	—	—	—	(52)

At 31 December 2008	1,624	—	1,624	123

Amortisation
At 1 January 2007	(22)	(17)	(39)	(75)
Exchange differences	—	—	—	(2)
Charge for the year	(8)	(21)	(29)	(38)

At 31 December 2007	(30)	(38)	(68)	(115)
Exchange differences	—	—	—	(9)
Charge for the year	(4)	(8)	(12)	(38)
Disposals	—	—	—	3
Demerger of Americas Beverages	8	46	54	81
Transfers to assets held for sale	—	—	—	42

At December 2008	(26)	—	(26)	(36)

Carrying amount
At 31 December 2007	3,018	360	3,378	149

At 31 December 2008	1,598	—	1,598	87

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
The franchise intangible and customer relationships relate to the acquisition of CSBG and other bottling operations, part of the American Beverage business which was demerged in the year. No amortisation is charged on franchise rights acquired through acquisitions where the rights relate to brands owned by the Group and these brands have been assigned an indefinite life. This is because the Group believes that these rights will extend indefinitely. Franchise rights to brands not owned by the Group are amortised consistent with the life of the contract. Customer relationships are amortised over their expected useful life which is between 5 to 10 years. The amortisation period for software intangibles is no greater than 8 years.
The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to cash flows generated by the brand during the period. Initially a post-tax discount rate based on the Group’s weighted average cost of capital of 8%, adjusted where appropriate for country specific risks of the brands main markets, is applied to calculate the net present value of the post-tax cash flows. If this indicates that the recoverable value of the brand is close to or below its carrying value, the impairment test is reperformed using a pre-tax discount rate and pre-tax cash flows in order to determine if an impairment exists and to establish its magnitude.

The long term growth rates are based on external industry forecasts of inflation. Changes to the cash flows are based on local management forecasts, past performance and include the impact of Group strategies, such as focus brands.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows in perpetuity, using a steady growth rate applicable to the relevant market (between 1% and 6%). This rate does not exceed the average long-term growth rate for the relevant markets.
The impairment review of First, a brand acquired as part of the Intergum acquisition in 2007 and held at a fair value of £54 million, shows limited headroom. This is as a consequence of the brand being recognised at fair value as measured on its recent acquisition in August 2007 and the significant increase in discount rates since the acquisition. The brand continues to perform in line with management’s expectations and the acquisition case. First is a focus brand within Turkey and could therefore, show growth greater than the long term growth rate used in the valuation model, which is limited by the assumptions applied. The value in use of this brand will continue to be monitored by the management of the Group. A 1% increase in discount rate would result in a 13% reduction in the valuation, and a 10% reduction in revenue would result in a 19% reduction in valuation.
With the exception of First, management believes that there are no reasonably possible changes to the key assumptions in the next year which would result in the carrying amount of intangible assets exceeding the recoverable amount.
Significant intangible assets details

					Carrying	Carrying
					amount	amount	Remaining
		Long term	Post-tax	Pre-tax discount	2008	2007	amortisation
	Description	growth rate	discount rate	rate	£m	£m	period

Acquisition intangibles
- Confectionery
Halls	Candy	2.8%	10.1%	16.2%	426	312	Indefinite life
Trident	Gum	2.7%	9.7%	15.0%	271	238	Indefinite life
Dentyne	Gum	2.3%	8.5%	13.6%	152	134	Indefinite life

- Beverages
Dr Pepper/7 UP	Carbonated soft drink	n/a	n/a	n/a	—	907	Indefinite life
Snapple	Non-carbonated soft drink	n/a	n/a	n/a	—	374	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	n/a	n/a	n/a	—	104	Indefinite life
Dr Pepper/7 UP	Carbonated soft drink
franchise agreements	distribution rights	n/a	n/a	n/a	—	282	Indefinite life
Other[1]		1.1%-7.2%	8.0%-17.5%	10.9%-24.2%	749	1,027
					1,598	3,378

[1]	Other represents the other brands which are not individually significant to the Group.

16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 1 January 2007	648	2,251	235	3,134
Exchange rate adjustments	31	99	21	151
Additions	9	62	322	393
Additions on acquisitions of subsidiaries	53	34	—	87
Transfers on completion	20	207	(227)	—
Transfers to assets held for sale	(19)	(29)	(68)	(116)
Disposals	(10)	(46)	—	(56)

At 31 December 2007	732	2,578	283	3,593

Exchange rate adjustments	74	256	45	375
Additions	7	51	417	475
Finalisation of fair value on acquisitions	(7)	(5)	—	(12)
Transfers on completion	93	249	(342)	—
Disposals	(9)	(87)	—	(96)
Demerger of Americas Beverages	(197)	(465)	(90)	(752)
Transfers to assets held for sale	(47)	(187)	(19)	(253)

At 31 December 2008	646	2,390	294	3,330

Accumulated depreciation
At 1 January 2007	(130)	(1,340)	—	(1,470)
Exchange rate adjustments	(5)	(61)	—	(66)
Depreciation for the year	(22)	(191)	—	(213)
Transfers to assets held for sale	6	26	—	32
Disposals	—	28	—	28

At 31 December 2007	(151)	(1,538)	—	(1,689)

Exchange rate adjustments	(22)	(158)	—	(180)
Depreciation for the year	(19)	(175)	—	(194)
Disposals	3	64	—	67
Demerger of Americas Beverages	45	248	—	293
Transfers to assets held for sale	6	128	—	134

At 31 December 2008	(138)	(1,431)	—	(1,569)

Carrying amount
At 31 December 2007	581	1,040	283	1,904

At 31 December 2008	508	959	294	1,761

The value of land not depreciated is £117 million (2007: £183 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2008	2007
	£m	£m

Cost	222	224
Less: accumulated depreciation	(200)	(190)

	22	34

(c) Analysis of land and buildings

	2008	2007
	£m	£m

Analysis of net book value
Freehold	484	531
Long leasehold	14	19
Short leasehold	10	31

	508	581

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year were £7 million (2007: £16 million).
17. Investment in associates
(a) Analysis of components

	2008	2007
	£m	£m

Shares in associated undertakings
- Unlisted	28	32

Total net book value of associates	28	32

Details of the principal associated undertakings are set out in Note 35.
(b) Analysis of movements in associated undertakings

Total
£m

Cost/carrying value at 1 January 2007	19
Exchange rate adjustments	(1)
Additions	10

Cost/carrying value at 31 December 2007	28

Exchange rate adjustments	2
Demerger of Americas Beverages	(7)

Cost/carrying value at 31 December 2008	23

Share of equity at 1 January 2007	3
Share of profit from operations	12
Share of interest	1
Share of taxation	(4)
Dividends received	(8)

Share of equity at 31 December 2007	4
Share of profit from operations	14
Share of interest	2
Share of taxation	(5)
Dividends received	(10)

Share of equity at 31 December 2008	5

Net book value at 31 December 2007	32

Net book value at 31 December 2008	28

The Group’s investment in Camelot Group plc, the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2008	2007
	£m	£m

Revenue	5,185	4,947
Profit for the period	51	39
Total assets	551	461
Total liabilities	(409)	(350)

18. Investments

	2008	2007
	£m	£m

Available for sale investments	2	2

The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2008	2007
	£m	£m

Raw materials and consumables	228	255
Work in progress	92	69
Finished goods and goods for resale	447	497

	767	821

The cost of inventories recognised as an expense for the period ended 31 December 2008 total £2,870 million (2007: £2,504 million).
20. Trade and other receivables

	2008		2007
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade receivables	835	—	997	—
Less: provision for impairment of trade receivables	(46)	—	(45)	—

	789	—	952	—
Amounts owed by associated undertakings	1	—	1	—
Other taxes recoverable	75	—	60	—
Other debtors	121	28	82	50
Prepayments and accrued income	81	—	102	—

	1,067	28	1,197	50

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are primarily denominated in the functional currency of the relevant Group reporting company. Trade receivables are categorised as loans and receivables under IAS 39.

In determining the recoverability of the trade receivable, the Group considers any change in the credit quality of the receivable from the date credit was initially granted up to the reporting date. The concentration of credit risk is limited due to the customer base being large and unrelated. Accordingly, the directors believe that there is no further credit provision required in excess of the provision for impairment of trade receivables.
The movement on the provision for impairment of trade receivables is as follows:

	2008	2007
	£m	£m

Balance at beginning of year	45	32
Exchange adjustments	4	4
Charged to profit and loss account	15	11
Acquisition of subsidiaries	—	13
Utilised	(4)	(15)
Demerger of Americas Beverages	(13)	—
Transfer to assets held for sale	(1)	—

Balance at end of year	46	45

The aged analysis of past due but not impaired receivables is as follows:

	2008	2007
	£m	£m

Total trade receivables	835	997
Less: provision for impairment of trade receivables	(46)	(45)

	789	952

Of which:
Not overdue	657	748
Past due less than three months	123	177
Past due more than three months	9	27

	789	952

21. Assets held for sale

	2008	2007
	£m	£m

At the beginning of the year	71	22
Additions	270	71
Disposals	(71)	(22)

At the end of the year	270	71

The additions to assets held for sale in the year relate primarily to the Australia Beverages business, whose assets include £145 million non-current assets and £122 million current assets. Liabilities directly associated with Australia Beverages are £97 million.
The additions to assets held for sale in 2007 relate primarily to Monkhill, a UK confectionery business, whose assets include £48 million non-current assets and £21 million current assets. Liabilities directly associated with Monkhill are £18 million.

22. Trade and other payables

	2008		2007
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade payables	586	—	640	—
Amounts owed to associated undertakings	—	—	3	—
Payments on account	—	—	1	—
Interest accruals	31	9	35	—
Other taxes and social security costs	100	—	102	—
Accruals and deferred income	561	—	597	—
Other payables	273	52	323	37

	1,551	61	1,701	37

The Directors consider that the carrying amount of trade payables approximates to their fair value. Trade payables are primarily denominated in the functional currency of the relevant Group reporting company.
23. Provisions

		Acquisition	Contractual,
	Restructuring	demerger and	legal and
	provisions	disposal	other	Total
	£m	£m	£m	£m

At 1 January 2007	66	5	2	73
Exchange rate adjustments	4	—	1	5
Recognised in the income statement	224	—	7	231
Transfer from other creditors	—	—	8	8
Assumed on acquisition	—	—	4	4
Utilised in the year -cash	(141)	(1)	(2)	(144)
Utilised in the year -non-cash	(1)	—	(4)	(5)

At 31 December 2007	152	4	16	172
Exchange rate adjustments	5	33	1	39
Recognised in the income statement - continuing	217	—	7	224
Recognised in the income statement - discontinued	7	—	—	7
Demerger of Americas Beverages	(10)	—	—	(10)
Transfer of onerous contract provisions	(56)	—	56	—
Indemnities arising on demerger	—	117	—	117
Utilised in the year –cash – continuing	(154)	—	(2)	(156)
Utilised in the year –cash – discontinued	(16)	—	—	(16)
Utilised in the year -non-cash	(9)	—	—	(9)

At 31 December 2008	136	154	78	368

	2008	2007
	£m	£m

Amount due for settlement within 12 months	150	111
Amount due for settlement after 12 months	218	61

	368	172

Restructuring provisions
The charge to the income statement for restructuring (excluding business improvement costs) includes £6 million (2007: £35 million) related to discontinued operations, the balance of the charge, relating to continuing operations, is explained in Note 4. The charge in the table above includes £23 million (2007: £24 million) of business improvement costs. The majority of the restructuring provision relates to redundancy costs expected to be incurred in the following year.
Acquisition, demerger and disposal provisions
Acquisition and disposal provisions relate to provisions required when businesses are acquired or disposed. The demerger of the Americas Beverages business resulted in the Group giving certain indemnities to the Dr Pepper Snapple Group, Inc in relation to liabilities, including potential tax liabilities, which were demerged with Americas Beverages, which were incurred while the business was part of the Group but were not settled at the time of demerger.

Contractual, legal and other provisions
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to current litigation, the disposal of subsidiaries, investments and brands and onerous lease provisions on vacant properties and other contracts. Given the significance of costs in 2008, whilst included in restructuring in the income statement, we believe it is more appropriate to show the provision within contractual, legal and other provisions. Accordingly, during the year £56 million (2007: £nil) of onerous contract provisions were transferred from restructuring provisions to contractual, legal and other provisions. In addition £nil (2007: £8 million) of provision obligations were transferred from other balance sheet accounts.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Acquisition	benefit
	depreciation	intangibles	obligations	Losses	Other	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2007	85	997	(39)	(44)	(119)	880
Charge/(credit) to equity for the year	—	—	51	—	(9)	42
Charge/(credit) to income statement	20	53	19	(7)	(43)	42
Acquisition of subsidiary	7	40	—	—	(3)	44
Disposal of subsidiary	—	—	—	—	1	1
Exchange differences	3	11	1	1	(4)	12

At 31 December 2007	115	1,101	32	(50)	(177)	1,021

Credit to equity for the year	—	—	(97)	—	—	(97)
(Credit)/charge to income statement
- continuing operations	(38)	(155)	7	(52)	25	(213)
- discontinued operations	(2)	(131)	5	(13)	11	(130)
Acquisition of subsidiary	(4)	(4)	—	—	1	(7)
Demerger of Americas Beverages	(43)	(644)	11	4	34	(638)
Transfers	4	—	(8)	5	(1)	—
Exchange differences	10	28	(13)	(11)	(10)	4

At 31 December 2008	42	195	(63)	(117)	(117)	(60)

‘Other’ consists primarily of: short-term temporary differences of £96 million (2007: £94 million); deferred tax on restructuring provisions of £4 million (2007: 34 million); and deferred tax on share awards totalling £16 million (2007: £36 million).
The following is the analysis of the deferred tax balances for balance sheet purposes:

	2008	2007
	£m	£m

Deferred tax assets	(181)	(124)
Deferred tax liabilities	121	1,145

	(60)	1,021

At the balance sheet date the Group has unused tax losses for which no deferred tax asset has been recognised of £183 million (2007: £179 million). The Group does not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £9 million expire in 2009, £108 million expire between 2010 and 2021. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of undistributed earnings of overseas subsidiaries for which deferred tax liabilities have not been recognised is £4.3 billion (2007: £7.8 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse.
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
An analysis of the Group post-retirement cost included in profit from operations in the continuing Group is set out below:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

UK defined benefit schemes	30	45	37
Overseas defined benefit schemes	18	21	27
Overseas defined contribution schemes	16	14	9

Total	64	80	73

Of the charge for the year, in respect of defined benefit schemes, recorded within profit from operations, £29 million (2007: £33 million, 2006: £34 million) has been included in cost of sales, £19 million (2007: £33 million, 2006: £30 million) has been included in Administrative expenses. Expected return on assets net of unwind of discount of £27 million (2007: £30 million, 2006: £27 million) has been recorded in Investment revenue from continuing operations and a £2 million charge (2007: £1 million charge, 2006: £2 million charge) has been recorded within discontinued operations. Actuarial gains and losses have been reported in the Statement of recognised income and expense.
An amount of £9 million (2007: £19 million, 2006: £17 million) has been recognised in profit in respect of discontinued operations and therefore, the total Group post retirement cost included in profit from operations is £73 million (2007: £99 million, 2006: £90 million). Of the charge in respect of discontinued operations, £4 million (2007: £9 million, 2006: £7 million) relates to defined benefit schemes.
Main financial assumptions as at year end:

	2008	2008	2007	2007
	%	%	%	%
	UK	Overseas	UK	Overseas
	schemes	schemes	schemes	schemes

Rate of increase in salaries	3.65	2.75-3.50	4.25	3.5-4.25
Rate of increase in pensions in payment[1]	2.80	2.15	3.25	2.15
Rate of increase for deferred pensioners[1]	2.65	2.15	3.25	2.15
Discount rate for scheme liabilities	6.10	3.50-6.75	5.80	5.25-6.0
Inflation	2.65	1.75-2.50	3.25	2.25-3.0
Medical cost inflation	5.50	5.00-8.50	5.80	5.0-9.0

[1]	Guaranteed pension increases only apply to the UK and Irish pension schemes.
The impact of a 1% change in medical cost inflation would be insignificant to the Group’s financial position and results for the year.

In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses relevant mortality tables. Allowance is made in all significant schemes for expected future increases in life expectancy. The mortality assumptions for the UK scheme were updated in 2007 following the statistical analysis performed during the recent funding valuation. The analysis demonstrated that in recent years, life expectancy had improved and, to reflect this, it was decided to alter the mortality assumptions. The mortality table adopted (PA8OC 2007) has been amended to reflect scheme specific experience. In addition an allowance for future improvements has been accounted for in line with medium cohort assumptions, together with an underpin to future improvements of 1% a year.
In Ireland, an analysis of the mortality experience of the schemes has resulted in the mortality assumption being updated (to standard tables “00 Series”) to assume longer life expectancies. Again, allowance has been made for expected future improvements in longevity of 1% a year from 2008.
Life expectancy at the plan retirement age of 60, on the assumptions used in the UK valuations, are as follows:

		2008	2007

Current pensioner	- male	25.5	24.9
	- female	28.6	27.8
Future pensioner (currently aged 45)	- male	27.2	26.1
	- female	30.2	28.8

The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2008 are as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0-8.5	746	259	—	1,005
Bonds	4.7	4.75-5.5	933	183	—	1,116
Property	7.0	5.6-6.9	102	31	—	133
Other	3.8	4.25-4.8	—	15	—	15

	6.2	6.3	1,781	488	—	2,269
Present value of benefit obligations			(1,779)	(715)	(33)	(2,527)

Recognised in the balance sheet — asset			17	—	—	17

Recognised in the balance sheet — obligation			(15)	(227)	(33)	(275)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 31 December 2007 were as follows:

					Post-
	UK	Overseas	UK	Overseas	retirement
	schemes	schemes	pension	pension	medical
	expected	expected	schemes	schemes	benefits	Total
	rate of	rate of	market	market	market	all
	return	return	value	value	value	schemes
	%	%	£m	£m	£m	£m

Equities	8.0	7.0-8.5	963	379	2	1,344
Bonds	5.0	4.75-5.5	923	191	1	1,115
Property	7.0	5.60-6.9	144	51	—	195
Other	6.0	4.25-4.8	70	21	—	91

	6.6	6.7	2,100	642	3	2,745
Present value of benefit obligations			(1,894)	(731)	(40)	(2,665)

Recognised in the balance sheet — asset			217	6	—	223

Recognised in the balance sheet — obligation			(11)	(95)	(37)	(143)

Changes in the present value of the defined benefit obligation are as follows:

	2008	2007
	£m	£m

Opening defined benefit obligation	(2,665)	(2,744)
Current service cost	(62)	(76)
Curtailment gain	10	1
Interest cost	(146)	(143)
Actuarial gains	197	207
Contributions by employees	(5)	(6)
Liabilities extinguished on settlements	—	6
Demerger of Americas Beverages	261	—
Exchange differences	(233)	(40)
Benefits paid	116	130

Closing defined benefit obligation	(2,527)	(2,665)

Of the £2,527 million of defined benefit obligations above, £114 million (2007: £94 million) are in respect of unfunded schemes. Of the remaining obligation of £2,413 million, assets of £2,269 million are held.
Changes in the fair value of these scheme assets are as follows:

	2008	2007
	£m	£m

Opening fair value of scheme assets	2,745	2,540
Expected return	172	172
Actuarial (losses)/gains	(585)	11
Contributions by employees	5	6
Contributions by employer — normal	54	72
Contributions by employer — additional	30	48
Assets utilised in settlements	—	(6)
Demerger of Americas Beverages	(224)	—
Exchange differences	188	32
Benefits paid	(116)	(130)

Closing fair value of scheme assets	2,269	2,745

The actual loss on scheme assets was £413 million (2007: £183 million gain). The scheme assets do not directly include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2008, the Group elected to make an additional £23 million (2007: £21 million) and £7 million (2007: £27 million) contribution to the UK and Ireland pension schemes respectively. These payments were in accordance with deficit recovery plans agreed between the company and the trustees.
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
The history of the schemes for the current and prior periods is as follows:

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m

Present value of defined benefit obligation	(2,527)	(2,665)	(2,744)	(2,666)	(2,372)
Fair value of scheme assets	2,269	2,745	2,540	2,297	1,887

(Deficit)/surplus	(258)	80	(204)	(369)	(485)

Experience (losses)/gains on scheme liabilities	(25)	55	(49)	15	(50)
Change in assumptions	222	152	38	(199)	(93)
Experience adjustments on scheme assets	(585)	11	82	260	71

The total gross amount recognised in the statement of recognised income and expense in 2008 is a loss of £388 million; the cumulative total gross amount in respect of 2004–2008 is a loss of £95 million.
The Group expects to contribute approximately £56 million to its defined benefit schemes in 2009. In addition, management agreed to make additional scheduled recovery contributions of approximately £4 million in 2009 to further fund its defined benefit obligation in the UK.
Set out below are certain additional disclosures in respect of the main UK defined benefit pension scheme, Cadbury Pension Fund (CPF), which represents approximately 65% of the Group’s post-retirement liabilities.
The CPF scheme assets are held in a separate Trustee Fund. The Trustee of the Fund is required to act in the best interest of the Fund’s beneficiaries. The Trustee to the Fund is a corporate body whose board is made up of 10 members; 5 are appointed by the Company and 5 are appointed by the Pensions Consultative Committee (a body that represents members’ interests). The employer contribution rate is generally reviewed every 3 years at the time of the triennial valuation. The next valuation is due April 2010.
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

Assumption	Change in assumption	Impact on liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 8.5%
Rate of mortality	Increase by 1 year	Increase by 3.5%

The most recently completed funding valuation for the Fund was performed by an independent actuary for the Trustee of the Fund and was carried out as at 6 April 2007. The levels of contribution are based on the current service costs and the expected future cash flows of the Fund.
Following this valuation the Group’s ordinary contribution rate continued at the rate set of 15.5% of pensionable salaries (net of any salary sacrifice arrangements). In 2008 the Group contributed a further £18 million to the Cadbury Pension Fund in accordance with the 2005 funding plan. The Group considers that the contribution rates and additional contributions agreed with the Trustee in 2007 are sufficient to meet future plan liabilities.
At 31 December 2008, the Fund’s assets were invested in a diversified portfolio that consisted primarily of equity and debt securities. The fair value of the scheme assets, as a percentage of total scheme assets and actual allocations, are set out below:

	Planned
(as a percentage of total scheme assets)	2009	2008	2007	2006

Equity securities	44%	42%	49%	52%
Debt	50%	52%	42%	37%
Property	6%	6%	8%	10%
Other	—	—	1%	1%

Recent market conditions have impacted on the value of the CPF. However, due to a significant allocation of the schemes assets to debt, the CPF has performed well in these conditions.
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

26. Share-based payments
The continuing Group recognised an expense of £35 million (2007: £41 million, 2006: £33 million) related to equity-settled share-based payment transactions during the year and an amount of £2 million (2007: £8 million, 2006: £9 million) in respect of discontinued operations.
As previously described in Note 1(c), pursuant to the Scheme of Arrangement prior to the demerger of the Americas Beverages business, Cadbury Schweppes plc shareholders received 64 Cadbury plc ordinary shares and 12 DPSG shares for every 100 Cadbury Schweppes ordinary shares held. As a consequence, share options and awards were recalculated to ensure that in the new structure they had an equivalent value at the point of exchange (being 2 May 2008) to the original share options and awards.
The continuing operations expense of £35 million (2007: £41 million, 2006: £33 million) has been recognised in the primary segments as follows:

	2008	2007	2006
	£m	£m	£m

BIMA	6	5	5
Europe	2	2	3
Americas	6	6	8
Asia Pacific	2	3	3
Central	19	25	14

	35	41	33

The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP), full details of which are included in Item 6 on pages 81 to 84. The Group also operates share option schemes in certain countries which are available to all employees. Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
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

	Schemes granted in 2008
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	19%	n/a	20%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting + 5 months

Risk free rate	2.2%	n/a	2.7%-5.1%	4.0%-4.9%

Expected dividend yield	3.3%	2.5%	2.6%-3.3%	2.4%-2.8%

Fair value per option (% of share price at date of grant)	179.2%[1]	92.8%	89.9%-99.1%	19.8%-28.4%

Possibility of ceasing employment before vesting	—	—	—	10%-49%

Expectation of meeting performance criteria	70%[2]	70%	100%	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.

[2]	For more details on the BSRP awards refer to pages 81 to 84 of Item 6.

	Schemes granted in 2007
	BSRP	LTIP	ISAP	Sharesave

Expected volatility	n/a	15%	n/a	16-17%

Expected life	3 yrs	3 yrs	1-3 yrs	Vesting + 5 months

Risk free rate	5.5%	n/a	4.9%-5.8%	4.9%-5.8%

Expected dividend yield	2.5%	2.5%	2.5%-3.0%	1.9%-2.3%

Fair value per award (% of share price at date of grant)	185.5%[1]	92.8% UEPS	91.8%-99.3%	24.0%-36.3%

		45.1% TSR

Possibility of ceasing employment before vesting	—	—	—	10%-41%

Expectations of meeting performance criteria	40%	70%	100%	n/a

[1]	Fair value of BSRP includes 100% of the matching shares available.
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 120 senior executives including the executive Directors. The maximum number of shares awarded in 2008 was 2,895,265 (2007: 3,367,459). 998,489 shares vested in 2008 (2007: 1,531,921). Also during the period, matching awards were made over 756,023 shares (2007: 1,706,860). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in continuing operations in respect of these awards was £14 million (2007: £16 million, 2006: £6 million).
Around 120 senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2008 is 2,202,461 (2007: 3,055,676). 1,136,648 shares vested in 2008 (2007: 1,197,124) and lapsed shares totalled 431,506 (2007: 2,693,989). Awards made under this scheme are classified as equity settled. The expense recognised in continuing opearations in respect of these awards was £10 million (2007: £5 million, 2006: £5 million).
Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received discretionary options. Around 2,000 employees were granted a total of 1,951,900 such awards in 2008 (2007: 2,258,795). Awards under this plan are classified as equity settled. There were 1,217,700 (2007: 333,120) lapses in the year. The expense recognised in continuing operations in respect of these awards was £6 million (2007: £6 million, 2006: £4 million).
DSOP and share save plans, details of which are set out below, resulted in a charge of £5 million in continuing operations in 2008 (2007: £14 million, 2006: £18 million).

2008: Details of the share option plans are as follows:
Options in Cadbury Schweppes plc

											Weighted
							Exercise	Weighted	Weighted		average
							prices for	average	average		exercise price
							options	exercise price	contractual		of options
							outstanding	of options	life in		currently
							at 01/05/2008	outstanding	months of		exercisable
	Balance					Balance	in the range	at 01/05/2008	options		at 01/05/2008
	outstanding					outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning					at the end	otherwise	otherwise	at	Exercisable at	otherwise
	of the year	Granted		Exercised	Cancelled	1/05/2008	stated)	stated)	01/05/2008	01/05/2008	stated)

a	10,200,449	3,627	[1]	1,924,791	354,571	7,924,714	3.15-4.69	4.03	35.09	102,505	3.59
c	26,174,016	—		1,759,474	25,002	24,389,540	3.31-4.83	4.24	46.22	24,389,540	4.24
d	8,979,975	—		344,239	33,778	8,601,958	4.40-5.70	4.82	79.45	8,521,708	4.81
e	22,076,797	—		1,819,344	273,511	19,983,942	4.40-5.72	4.83	22.56	19,472,192	4.81
f	368,726	—		15,011	19,430	334,285	2.74-3.78	2.98	16.31	—	—
	481,472	—		19,385	11,242	450,845	4.23-5.21	4.65	30.25	—	—
h	236,940	—		31,385	20,824	184,731	2.74-3.78	3.05	26.94	3,587	3.39
	139,390	—		8,771	2,538	128,081	4.23-5.22	4.62	44.62	—	—
j	579,275	—		224,037	18,477	336,761	3.02-4.48	4.12	19.42	35,499	3.56
	198,923	—		—	846	198,077	4.59-4.69	4.68	38.16	—	—
	166,376	—		244	132,020	34,112	$7.93	$7.93	13.97	—	—
l	1,536,822	—		197,868	132,084	1,206,870	$9.14	$9.14	6.48	—	—
	359,676	—		4,468	33,812	321,396	$9.67	$9.67	18.48	—	—
n	1,759,359	—		48,648	189,467	1,521,244	$9.14	$9.14	6.48	—	—
	452,300	—		1,152	66,328	384,820	$9.67	$9.67	18.48	—	—

[1]	3,627 options which had been cancelled were subsequently re-instated during this period, as permitted under the Scheme rules.

Options in Cadbury plc

										Exercise	Weighted			Weighted
										prices for	average	Weighted		average
										options	exercise price	average		exercise price
										outstanding	of options	contractual		of options
										at the end of	outstanding	life in		currently
										the year in	at the end	months of		exercisable
									Balance	the range	of the year	options		at year end
	Balance								outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	outstanding								at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	at 02/05/2008[1]		Granted		Exercised		Cancelled		of the year	stated)	stated)	of the year	at year end	stated)

a	7,110,533	[2]	17,294	[3]	338,011	[4]	377,096	[5]	6,412,720	3.51-5.22	4.49	27.48	—	—
b	—		1,606,274		—		16,710		1,589,564	5.05	5.05	57.95	—	—
c	21,892,263		80,669	[6]	6,308,700		165,601		15,498,631	3.69-5.38	4.73	39.19	15,498,631	4.73
d	7,721,232		2,750	[6]	1,899,608		64,859		5,759,515	4.90-6.34	5.44	71.98	5,759,515	5.44
e	17,939,314		41,201	[6]	4,725,286		234,849		13,020,380	4.90-6.37	5.46	72.16	13,020,380	5.46
f	298,538		—		186,359		2,893		109,286	3.05-4.21	3.69	19.78	1,418	3.05
	404,719		—		77,584		19,027		308,108	4.71-5.81	5.27	26.77	4,088	4.71
g	—		233,086		—		3,673		229,413	5.22	5.22	48.04	—	—
h	161,958		—		59,777		101		102,080	3.05-4.21	3.51	27.86	1,630	3.05
	114,973		—		13,299		5,677		95,997	4.71-5.81	5.17	39.44	626	4.71
i	—		134,286		—		1,127		133,159	5.22	5.22	63.38	—	—
j	301,999	[7]	—		5,644	[8]	46,258		250,097	3.36-4.99	4.65	14.46	—	—
	177,659		—		—		1,063		176,596	5.11-5.22	5.21	30.20	—	—
	29,784		—		16,124		13,660		—	—	—	—	—	—
k	—		263,715		—		—		263,715	5.05	5.05	48.05	—	—
l	1,083,408		—		374,420		708,988		—	—	—	—	—	—
	282,696		—		—		35,576		247,120	$10.97	$10.97	10.45	—	—
m	—		290,496		—		2,328		288,168	$9.64	$9.64	22.45	—	—
n	1,365,620		—		6,584		1,359,036		—	—	—	—	—	—
	338,588		—		180		51,160		287,248	$10.97	$10.97	10.45	—	—
o	—		311,148		2,424		—		308,724	$9.64	$9.64	22.45	—	—

[1]	Options held in Cadbury Schweppes plc on 1 May 2008 were exchanged for options in Cadbury plc on 2 May 2008 using the formula as agreed in advance with HMRC (“the HMRC-approved formula”) which is described on page 78. Any variances may occur as a result of roundings on individual participants’ accounts.

[2]	Participants of the Cadbury Schweppes Savings-Related Share Option Scheme 1982 holding a total of 60,655 options in Cadbury Schweppes plc elected not to transfer their options into Cadbury plc. These options have been included, using the HMRC-approved formula in the opening balance at 2 May 2008.

[3]	17,294 options which had been cancelled were subsequently re-instated during this period, as permitted under the Scheme rules.

[4]	317,098 options were exercised directly in Cadbury plc. 24 participants of the Cadbury Schweppes Savings-Related Share Option Scheme 1982 exercised 23,292 options in Cadbury Holdings Limited (formerly Cadbury Schweppes plc) between 2 May 2008 and 31 December 2008. As soon as the 23,292 shares were allotted, they were immediately exchanged for 20,913 shares in Cadbury plc, as required under the Scheme rules. The latter figure has been included in the total number of options exercised.

[5]	343,556 options were cancelled directly in Cadbury plc. 37,363 options in Cadbury Holdings Limited were cancelled between 2 May 2008 and 31 December 2008. These options have been included, using the HMRC-approved formula in the total number of options cancelled.

[6]	Options which had been cancelled were subsequently reinstated during this period in accordance with the rules of each Plan.

[7]	1 participant of the Cadbury Schweppes International Savings-Related Share Option Scheme 1998 holding a total of 1,049 options in Cadbury Schweppes plc elected not to transfer these options into Cadbury plc. These options have been included, using the HMRC-approved formula in the opening balance at 2 May 2008.

[8]	4,708 options were exercised directly in Cadbury plc. 1 participant of the Cadbury Schweppes International Savings-Related Share Option Scheme 1998 exercised 1,043 options in Cadbury Holdings Limited (formerly Cadbury Schweppes plc) on 30 June 2008. As soon as the 1,043 shares were allotted, they were immediately exchanged for 936 shares in Cadbury plc, as required under the Scheme rules. The latter figure has been included in the total number of options exercised.

2007: Details of the share option plans are as follows:
Options in Cadbury Schweppes plc

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a	11,500,481	1,655,771	2,402,282	553,521	10,200,449	3.15-4.69	3.96	27	—	—
c	43,625,625	—	17,134,232	317,377	26,174,016	3.31-4.83	4.24	51	26,174,016	4.24
d	9,836,500	—	704,775	151,750	8,979,975	4.40-5.70	4.81	83	4,645,725	4.40
e	25,170,500	—	2,810,203	283,500	22,076,797	4.40-5.72	4.83	84	11,109,797	4.40
f	612,867	—	176,611	67,530	368,726	2.74-3.78	2.98	14	—	—
	377,827	146,303	13,136	29,522	481,472	4.23-5.22	4.64	28	—	—
h	346,665	—	76,040	33,685	236,940	2.74-3.78	3.06	25	—	—
	113,055	40,495	5,710	8,450	139,390	4.23-5.22	4.60	41	—	—
j	686,396	—	87,657	19,464	579,275	3.02-4.48	3.89	11	—	—
	32,813	175,118	284	8,724	198,923	4.59-4.69	4.68	36	—	—
	191,388	—	22,792	2,220	166,376	$6.23-$7.93	$7.23	5	—	—
l	94,348	—	—	94,348	—	—	—	—	—	—
	1,297,460	—	1,099,112	198,348	—	—	—	—	—	—
	1,591,504	—	7,264	47,418	1,536,822	$9.14	$9.14	10	—	—
	—	359,712	—	36	359,676	$9.67	$9.67	22	—	—
n	806,372	—	536,836	269,536	—	—	—	—	—	—
	1,784,960	—	9,376	16,225	1,759,359	$9.14	$9.14	10	—	—
	—	452,448	—	148	452,300	$9.67	$9.67	22	—	—
p	92,754	—	73,089	19,665	—	—	—	—	—	—

(a)	The Cadbury Schweppes Savings-Related Share Option Scheme 1982 for employees was approved by shareholders in May 1982. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(b)	The Cadbury plc 2008 Savings Related Share Option Scheme for employees was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of 3, 5 or 7 years.

(c)	The Cadbury Schweppes Share Option Plan 1994 for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes Share Option Plan 2004 for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004, and are normally exercisable within a period of 7 years commencing 3 years from the date of grant, of grant, subject to the satisfaction of certain performance criteria.

(e)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by Shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable within a period of 7 years commencing 3 years from the date of grant.

(f)	The Cadbury Schweppes Irish Savings Related Share Option Scheme, a Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited, was approved by shareholders in May 1987. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(g)	The Cadbury plc 2008 Irish Savings Related Share Option Scheme, a Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited, was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(h)	The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme, a Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited, was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(i)	The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme, a Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited, was approved by shareholders in April 2008. These options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3, 5 or 7 years.

(j)	The Cadbury Schweppes International Savings-Related Share Option Scheme 1998 was established by the Directors, under the authority given by shareholders in May 1994. The options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(k)	The Cadbury plc 2008 International Savings-Related Share Option Scheme was approved by the shareholders in April 2008. Employees in Spain, France, Portugal and Greece were granted options during 2008. The options are normally exercisable within a period not later than 6 months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of 3 or 5 years.

(l)	The Cadbury Schweppes plc US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). These options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(m)	The Cadbury plc 2008 US Employees Share Option Plan. These options are exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date that no exercise date may be set later than 27 months from the grant date.

(n)	The Cadbury Schweppes plc Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of shares by eligible employees of selected subsidiaries located in North, Central and South America. The options, granted by Cadbury Schweppes plc prior to 2 May 2008, are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.

(o)	The Cadbury plc 2008 Americas Employees Share Option Plan was approved by the shareholders in April 2008. The options are normally exercisable on a date or dates established by the Committee, provided, however, where the exercise price is set by reference to the market value on the grant date no exercise date may be set later than 27 months from the grant date.

(p)	The Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002 was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation. No options were exercised under this plan during 2008. There are no options outstanding under this plan as at 31 December 2008.
For all schemes and plans described above except those in notes (c) to (e) inclusive, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (c) to (e) inclusive, there are performance requirements for the exercising of options. However, no such option grants were made in the year as discretionary share options were removed as part of the Group remuneration programme.

For the period from 1 January 2008 to 1 May 2008, the weighted average exercise prices of options granted, exercised and lapsed in Cadbury Schweppes plc were:

	1 January 2008 to 1 May 2008
	Options
	granted		Options	Options
	(*reinstated)		exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£3.89	*	£3.63	£4.26
Cadbury plc 2008 Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes Share Option Plan 1994:	—		£4.21	£4.32
Cadbury Schweppes Share Option Plan 2004:	—		£4.73	£4.91
Cadbury Schweppes (New Issue) Share Option Plan 2004:	—		£4.74	£5.11
Cadbury Schweppes Irish Savings Related Share Option Scheme:	—		£3.79	£3.67
Cadbury plc 2008 Irish Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes Irish AVC Savings Related Share Option Scheme:	—		£3.40	£3.42
Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme:	—		—	—
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		£3.57	£3.70
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		$6.23	$7.04
Cadbury plc 2008 International Savings-Related Share Option Scheme:	—		—	—
Cadbury Schweppes plc US Employees Share Option Plan 2005:	—		$9.15	$9.24
Cadbury plc 2008 US Employees Share Option Plan:	—		—	—
Cadbury Schweppes plc Americas Employees Share Option Plan 2005:	—		$9.15	$9.27
Cadbury plc 2008 Americas Employees Share Option Plan:	—		—	—

*	Options which had been cancelled, were subsequently re-instated, as permitted under the scheme rules.
For the period from 2 May 2008 to 31 December 2008, the weighted average exercise prices of options granted, exercised and lapsed in Cadbury plc were:

	2 May 2008 to 31 December 2008
	Options
	granted		Options	Options
	(*reinstated)		exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£4.27	*	£4.17	£4.86
Cadbury plc 2008 Savings Related Share Option Scheme:	£5.05		—	£5.05
Cadbury Schweppes Share Option Plan 1994:	£4.78	*	£4.14	£4.32
Cadbury Schweppes Share Option Plan 2004:	£5.85	*	£5.16	£4.90
Cadbury Schweppes (New Issue) Share Option Plan 2004:	£5.42	*	£5.20	£5.05
Cadbury Schweppes Irish Savings Related Share Option Scheme:	—		£3.58	£5.14
Cadbury plc 2008 Irish Savings Related Share Option Scheme:	£5.22		—	£5.22
Cadbury Schweppes Irish AVC Savings Related Share Option Scheme:	—		£3.54	£5.36
Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme:	£5.22		—	£5.22
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		£3.83	£4.34
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—		$9.00	$9.00
Cadbury plc 2008 International Savings-Related Share Option Scheme:	£5.05		—	—
Cadbury Schweppes plc US Employees Share Option Plan 2005:	—		$10.37	$10.04
Cadbury plc 2008 US Employees Share Option Plan:	$9.64		—	$9.64
Cadbury Schweppes plc Americas Employees Share Option Plan 2005:	—		$10.39	$10.39
Cadbury plc 2008 Americas Employees Share Option Plan:	$9.64		—	$9.64

The weighted average share price during the year was £6.11.

	2007
	Options	Options	Options
	granted	exercised	lapsed

Cadbury Schweppes Savings-Related Share Option Scheme 1982:	£4.69	£3.44	£4.19
Cadbury Schweppes Share Option Plan 1994:	—	£4.10	£4.29
Cadbury Schweppes Share Option Plan 2004:	—	£4.40	£5.01
Cadbury Schweppes (New Issue) Share Option Plan 2004:	—	£4.40	£4.84
Cadbury Schweppes Irish Savings-Related Share Option Scheme:	£5.22	£3.48	£3.65
Cadbury Schweppes Irish AVC Savings-Related Share Option Scheme:	£5.22	£3.32	£3.76
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	£4.69	£3.21	£4.59
Cadbury Schweppes International Savings-Related Share Option Scheme 1998:	—	$6.23	$6.23
Cadbury Schweppes US Employees Share Option Plan 2005:	$9.67	$8.43	$8.56
Cadbury Schweppes Americas Employees Share Option Plan 2005:	$9.67	$8.44	$8.47
Cadbury Schweppes Asia Pacific Employee Share Acquisition Plan 2002:	—	£4.34	£4.34

The weighted average share price during the year was £6.15.
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
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
From 14 June 2006 to 11 December 2007, 4 appropriations under the Irish Share Plan, a profit sharing plan, totalling 48,549 Cadbury Schweppes plc ordinary shares were made to eligible employees. The prices at which the shares were appropriated range from £5.11 to £7.06. As a result of the Scheme of Arrangement and the subsequent demerger of the Americas Beverages business, and following the sale of shares in both Cadbury plc and Dr Pepper Snapple Group, Inc. to pay fractional entitlements, there are 30,702 Cadbury plc ordinary shares and 5,605 Dr Pepper Snapple Group, Inc. shares being held by the Trustees of the Irish Share Plan. These shares will be released to the employees between 14 June 2009 and 11 December 2010.
The Cadbury plc 2008 Irish Employee Share Scheme (the “Irish Share Plan 2008”)
During 2008, 2 appropriations under the Irish Share Plan 2008, a profit share plan, totalling 26,774 Cadbury plc ordinary shares were made to eligible employees. The prices at which the shares were appropriated range from £5.451 to £6.281. The shares are held by the Trustees of the Irish Share Plan 2008, and will be released to the employees between 15 July 2011 and 23 December 2011.

27. Borrowings and Financial Instruments
(a) Borrowings

	2008		2007
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m

Floating rate debt
Commercial paper	373	373	1,302	1,302
Bank loans in foreign currencies	165	165	770	770
Bank overdrafts	152	152	44	44
Obligations under finance leases	2	2	32	32

	692	692	2,148	2,148

Fixed rate debt
7.25% Sterling Notes due 2018	347	377	—	—
3.875% US dollar Notes due 2008	—	—	502	503
4.25% Euro Notes due 2009	571	572	440	437
4.875% Sterling Notes due 2010	77	77	77	76
5.125% US dollar Notes due 2013	683	654	501	489
Other Notes	15	15	46	43

	1,693	1,695	1,566	1,548

	2,385	2,387	3,714	3,696

Of the total borrowings of £2,385 million (2007: £3,714 million), £1,190 million (2007: £2,583 million) were borrowings due within one year and £1,195 million (2007: £1,131 million) were borrowings due after one year.
At year end, the book value of assets pledged as collateral for secured loans was £nil (2007: £1 million). The security for the borrowings shown above as secured is by way of charges on the property, plant and equipment of Group companies concerned.
Disclosures relating to capital structure and borrowings can be found on page 47. Disclosures relating to treasury risk management policies can be found on page 52.
The fair values in the table above are quoted market prices or, if not available, values estimated by discounting future cash flows to net present value. For short term borrowings with a maturity of less than one year the book values approximate the fair values because of their short term nature. For non public long term loans, fair values are estimated by discounting future contractual cash flows to net present values using current market interest rates available to the Group for similar financial instruments as at year end. The table contains fair values of debt instruments based on clean prices excluding accrued interest.
The Notes listed above are issued out of the Group’s US Debt Programme and Euro Medium Term Notes Programme. Both programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. The Group is currently in compliance with these requirements.
The 5.125% USD Notes due 2013 are callable at the issuer’s option. These Notes are redeemable at the higher of 100% of the face value of the Notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 25 basis points respectively.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s currency and interest rate risk management instruments are contained below.

The Group’s borrowing limit at 31 December 2008 calculated in accordance with the Articles of Association was £12,975 million (2007: £14,575 million).
Interest on bank loans is at rates which vary in accordance with local inter-bank rates. The amount of non-interest bearing loans is negligible.
(b) Financial instruments – derivatives
The Group’s approach to treasury risk management is set out on pages 52 to 55 of the financial review and includes details of the credit risk, liquidity risk and market risk which the Group is currently exposed to and the methods used to manage these risks.
The fair value of interest rate and currency derivative assets was £268 million (2007: £46 million). The fair value of interest rate and currency derivative liabilities was £169 million (2007: £22 million).
The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates.
Interest rate derivatives
The Group uses interest rate swaps to manage the interest rate profile of its borrowings. As at 31 December 2008 the Group had a €100 million interest rate swap paying interest at a fixed rate of 3.64% and receiving interest based on 6 month Euro LIBOR rates. The swap matured in January 2009. The Group had a £100 million interest rate swap receiving fixed interest at 4.875% and paying floating interest based on 6 month Sterling LIBOR rates. The swap matures in August 2010. Finally, the Group had interest rate swaps, maturing in July 2018 with a nominal value of £350 million that receive interest at 7.25% and pay interest based on 6 month Sterling LIBOR rates.
As at 31 December 2007 the Group had a €100 million interest rate swap paying interest at a fixed rate of 3.64% and receiving interest based on 6 month Euro LIBOR rates maturing in 2010 and a £100 million interest rate swap receiving fixed interest at 4.875% and paying floating interest based on 6 month Sterling LIBOR rates maturing in 2010. The Group also had interest rate swaps with a nominal value of $300 million paying interest at 3.65%, receiving interest based on 3 month Sterling LIBOR, maturing in 2008 and a €100 million interest rate swap paying interest at 3.8% and receiving interest based on 6 month Euro LIBOR, maturing in 2008.
As at 31 December 2007 the Group also had cross currency swaps with a nominal value of 58 million Singapore dollars borrowing in US dollars and depositing in Singapore dollars. Fixed interest was received in Singapore dollars at 3.86% and paid in US dollars based on 6 month US dollar LIBOR. The Group also had a deposit Japanese Yen, borrow US dollars cross currency swap, with a nominal value of 3 billion Japanese Yen, receiving fixed interest in Japanese Yen at 1% and paying interest based on 3 month US dollar LIBOR. The cross currency swaps matured in 2008.

Embedded derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in IAS 39. As at 31 December 2008, the fair value of embedded derivatives was an asset of £0.7 million (2007: £0.3 million). This relates to foreign exchange forward contracts embedded within certain procurement contracts with maturities of between one and two years. Amounts recorded in the income statement are included within those disclosed in Note 10 to the financial statements.
(c) Financial instruments – assets
Cash and cash equivalents comprise cash held by the Group whilst short-term investments held by the Group are in the form of bank deposits and money market fund deposits. The carrying amount of these assets approximates to their fair value. Cash and cash equivalents and short-term investments are categorised as loans and receivables under IAS 39. At year end, there was £118 million (2007: £142 million) cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company.
28. Capital and reserves
(a) Share capital of Cadbury plc

2008
£m

Authorised share capital:
Ordinary shares (2,500 million of 10p each)	250

Allotted, called up and fully paid share capital:
Ordinary shares (1,361 million of 10p each)	136

The Company has one class of ordinary share which carry no right to fixed income.
During the period from 1 January 2008 to 7 May 2008, 4,939,337 ordinary shares of 12.5p in Cadbury Schweppes plc, the previous parent company of the Group, were allotted and issued upon the exercise of share options, with a nominal value of £0.6 million.
On 11 April 2008 shareholders in Cadbury Schweppes plc approved a special resolution allowing the Company to issue one deferred share of 12.5p in Cadbury plc, and a Scheme of Arrangement whereby with the sanction of the High Court, the capital of the Company was reduced from £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p to £135,744,028.625 divided into 1,085,952,228 ordinary shares of 12.5p each and one deferred share of 12.5p by cancelling all the issued ordinary shares. The same Scheme of Arrangement then increased the capital of the Company back to £400,000,000 divided into 3,199,999,999 ordinary shares of 12.5p each and one deferred share of 12.5p by authorising and issuing the same number of new ordinary shares of 12.5p each.
On 2 May 2008, a new holding company, Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc, and on that date the ordinary shares of Cadbury plc were admitted to listing on The London and New York Stock Exchanges (as ADRs in the case of New York), the shares and ADRs of Cadbury Schweppes plc being delisted at the same time.
In return for the cancellation of their Cadbury Schweppes plc ordinary shares, shareholders received 64 ordinary 500p shares and 36 beverage 500p shares in Cadbury plc for every 100 ordinary shares previously held in Cadbury Schweppes plc. The beverage shares were then cancelled via a court sanctioned reduction of capital and shareholders received shares in Dr Pepper Snapple Group, Inc. at a ratio of three for one on 7 May 2008 when the Americas Beverages business was demerged. The share capital of Cadbury plc reduced from £17,500,050,000 divided into 2,500,000,000 ordinary shares of 500p each, 1,000,000,000 beverage shares of 500p, 49,998 redeemable preference shares of £1 each and 2 deferred shares of £1 each, to £250,000,000 divided into 2,500,000,000 ordinary shares of 10p each.

The issued capital of Cadbury plc on 7 May 2008, after the reduction of capital, was £135,299,057.40 divided into 1,352,990,574 ordinary shares of 10p each.
During the period from 7 May 2008 to 31 December 2008, 7,781,332 ordinary shares of 10p in Cadbury plc were allotted and issued upon the exercise of share options (see Note 26), with a nominal value of £0.8 million.
(b) Movements on capital and reserves

		Share		Capital		Hedging and	Acquisition
	Share	capital	Share	redemption	Demerger	translation	revaluation	Retained
	capital	beverages	premium	reserve	reserve	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2007	262	—	1,171	90	—	(271)	53	2,383	3,688
Currency translation differences (net of tax)	—	—	—	—	—	132	—	—	132
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(8)	8	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	24	24
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	168	168
Shares issued	2	—	54	—	—	—	—	—	56
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	405	405
Dividends paid	—	—	—	—	—	—	—	(311)	(311)

At 31 December 2007	264	—	1,225	90	—	(139)	45	2,677	4,162

Currency translation differences (net of tax)	—	—	—	—	—	580	—	—	580
Unwind of acquisition revaluation reserve	—	—	—	—	—	—	(3)	3	—
Credit from share based payment and movement in own shares	—	—	—	—	—	—	—	24	24
Actuarial losses on defined benefit pension schemes (net of tax)	—	—	—	—	—	—	—	(291)	(291)
Shares issued – Cadbury Schweppes plc	1	—	19	—	—	—	—	—	20
Scheme of arrangement	6,765	3,805	—	—	(10,570)	—	—	—	—
Capital reduction	(6,630)	(3,805)	—	—	10,435	—	—	—	—
Elimination of Cadbury Schweppes plc reserves	(265)	—	(1,244)	(90)	1,641	—	(42)	—	—
Demerger of Americas Beverages	—	—	—	—	(1,097)	—	—	—	(1,097)
Transfer of shares in DPSG to other investments	—	—	—	—	—	—	—	16	16
Shares issued – Cadbury plc	1	—	38	—	—	—	—	—	39
Profit for the period attributable to equity holders of the parent	—	—	—	—	—	—	—	364	364
Dividends paid	—	—	—	—	—	—	—	(295)	(295)

At 31 December 2008	136	—	38	—	409	441	—	2,498	3,522

At 31 December 2008, the Group held 10 million (2007: 17 million) of own shares purchased by the Cadbury Employee Trust for use in employee share plans. During 2008, an additional £47 million of the Company’s shares were purchased by the Trust (2007: £70 million).
During 2008, the Company received £38 million (2007: £56 million) on the issue of shares in respect of the exercise of options awarded under various share option plans.
The capital redemption reserve arose on the redemption of preference shares in 1997.
At 31 December 2008 the hedging and translation reserve comprises £443 million (2007: £(136) million) relating to all foreign exchange differences arising from the translation of the financial statements of foreign operations and £(2) million (2007: £(3) million) relating to hedging items.
The acquisition revaluation reserve arose on the step acquisition of former associates to subsidiaries in 2006. It represents the increase in the fair value of assets acquired attributable to the previously owned share.
The demerger reserve arose in the year on demerger of the Americas Beverages business and the associated Scheme of Arrangement whereby Cadbury plc was inserted into the Group over the listed parent company, Cadbury Schweppes plc.
29. Minority interests

	2008	2007
	£m	£m

Balance at beginning of year	11	8
Exchange rate adjustments	1	—
Acquisition minority interests	(2)	2
Share of profit after taxation	2	2
Dividends declared	—	(1)

Balance at end of year	12	11

All minority interests are equity in nature.
As at 31 December 2008, Cadbury Nigeria and Cadbury Fourseas are in a net liabilities position. The minority interest has no contractual obligation to meet these liabilities, consequently no minority interest asset has been recognised.
30. Acquisitions
2008
The Group made no acquisitions in 2008.
In 2008, the Group has recorded adjustments to the opening balance sheet of Intergum, a Turkish confectionery company acquired on 31 August 2007 for initial consideration of £192 million. These adjustments are principally a reduction in consideration of £22 million relating to the finalisation of the purchase price and a reduction of £13 million in net assets reflecting the finalisation of property, plant and equipment fair values, which have caused the goodwill on acquisition to decrease by £9 million. In addition, the Group has recorded adjustments to the opening balance sheet of Kandia-Excelent which has increased goodwill by £1 million. The Group also paid a further £6 million during 2008 relating to additional acquisition costs of businesses acquired in 2007 of which £3 million had been accrued in 2007. The net impact of all adjustments made in the current year relating to 2007 acquisitions is summarised below.

Fair value
adjustments
£m

Intangible assets	(3)
Property, plant and equipment	(12)
Inventories	(2)
Trade and other receivables	5
Trade and other payables	(4)
Borrowings related to factored receivables	—
Borrowings	—
Deferred tax on non-deductible brands	3
Minority interests	2
Other	—

(11)
Movement in goodwill	(8)

Adjustment to consideration paid net of unaccrued transaction costs	(19)

2007
Detailed below are the 2007 acquisitions as recognised in the 2007 financial statements. Provisional fair values have been finalised and details are discussed above.
In 2007, the Group acquired confectionery businesses in Romania (Kandia-Excelent), Japan (Sansei Foods) and Turkey (Intergum). On 13 June 2007 the Group acquired 93.3% of Kandia-Excelent, with a further 2.4% subsequently acquired in November 2007, for a total of £60 million. Brand intangible assets of £26 million and provisional goodwill of £14 million were recognised. The initial acquisition of 96% of Sansei occurred on 19 July 2007 with the remaining minority interest being acquired by the 2007 year end, for a total consideration of £61 million. Intangible assets of £18 million and provisional goodwill of £34 million has been recognised. On 31 August 2007 the Group acquired 100% of Intergum for £192 million, before assumed debt of £77 million including £32 million of borrowings related to factored receivables. Brand intangible assets of £71 million and provisional goodwill of £177 million were recognised.
In addition, the Americas Beverages business acquired a bottling company, South-East Atlantic Bottling Corporation, for £27 million in July 2007. Intangible assets of £11 million and provisional goodwill of £4 million have been recognised.
In 2007, adjustments to goodwill related to the finalisation of the purchase price allocation of the acquisitions made in 2006 totalled £28 million. These principally related to the finalisation of a deferred tax balance and a provision relating to historical litigation which was finalised within one year from acquisition.

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

31. Discontinued operations
On 7 May 2008, the Group completed the demerger of its Americas Beverages business and in December 2008 the Group announced it had signed a conditional agreement to sell the Australia Beverages business. As described in note 38, on 12 March 2009 the group entered into a definitive sale and purchase agreement for the sale of Australia Beverages. In accordance with IFRS 5, “Non-current assets held for sale and discontinued operations” these businesses are classified as discontinued and the prior periods have been re-presented on a consistent basis. The re-presentation includes an allocation of the Group’s interest charge relating to the debt funding which was demerged with the Americas Beverage business.
In 2005, our beverages business in Europe was classified as discontinued and the disposal completed in 2006. In 2006, we announced and completed the disposal of our South Africa beverages business. As this disposal was part of our strategic decision to exit beverages outside the Americas and Australia, it was also classified as discontinued operations.

(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Revenue	1,389	3,272	3,014

- Americas Beverages	951	2,878	2,566
- Australia Beverages	438	394	378
- Other	—	—	70

Trading costs	(1,211)	(2,718)	(2,421)
Restructuring costs	(6)	(35)	(26)
Contract termination gain[1]	—	31	—
Non-trading items	1	—	17

Profit from operations	173	550	584

- Americas Beverages	146	526	562
- Australia Beverages	27	24	19
- Other	—	—	3

Share of result in associates	—	—	(1)

Profit before financing and taxation	173	550	583
Finance costs	(45)	(94)	(91)

Profit before taxation	128	456	492
Taxation	(63)	(152)	(143)
Demerger and disposal costs	(104)	(40)	—
Tax on demerger and disposal costs	35	(6)	—
Profit on disposal	—	—	631
Tax on profit on disposal	—	—	(42)
Release of disposal tax provisions	—	—	51

Net (loss)/profit from discontinued operations	(4)	258	989

[1]	The Contract termination gain recognised in 2007 represents the credit arising from amounts received in respect of the termination of a distribution agreement for Glacéau in the US. This credit relates to the amounts which would otherwise have been received through distribution of the product in 2008.
The profit on disposal in 2006 relates to the disposal of Europe Beverages on 2 February 2006 and South African Beverages on 1 August 2006.
(b) Employees and emoluments

	2008	2007	2006
	£m	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	235	523	439
Social security costs	14	32	29
Post-retirement benefit costs	9	19	17
Share based payments	2	8	9

	260	582	494

	2008	2007	2006

Average employee headcount:
Discontinued operations	8,227	21,192	16,614

(c) Profit from discontinued operations is after charging:

	2008	2007	2006
	£m	£m	£m

Research and product development	4	9	11
Depreciation of property, plant and equipment - owned assets	32	71	58
- under finance leases	1	2	1
Amortisation of definite life acquisition intangibles	8	24	18
Impairment of goodwill	—	—	1
Amortisation of software intangibles	7	10	5
Maintenance and repairs	12	40	33
Advertising and promotional marketing	92	220	235
Impairment of trade receivables	3	6	2

There were net foreign exchange gains of £1 million recognised within profit from operations in 2008 (2007: £1 million gain, 2006: £nil).
Auditors’ remuneration for discontinued operations is given in Note 6.
(d) Financing costs

	2008	2007	2006
	£m	£m	£m

Finance (gain)/loss arising on held for trading assets and liabilities
Net (gain)/loss arising on derivatives (held for trading) not in a designated hedge relationship	(5)	2	6
Interest on other liabilities
Bank and other loans	49	91	83
Post retirement employee benefits	1	1	2

	45	94	91

(e) Taxation

	2008	2007	2006
	£m	£m	£m

Current tax — discontinued operations:
- UK	—	—	(31)
- Overseas	(156)	(145)	(140)
- Adjustment in respect of prior year	(2)	(10)	59

	(158)	(155)	(112)

Deferred tax — discontinued operations:
- UK	8	25	(29)
- Overseas	123	(19)	(2)
- Adjustment in respect of prior year	(1)	(9)	9

	130	(3)	(22)

Taxation from discontinued operations including tax on demerger costs	(28)	(158)	(134)

UK tax is calculated at 28.5% (2007 and 2006: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. The current year tax charge primarily represents tax on the Americas Beverages business.
No reconciliation of the tax rate for discontinued operations has been provided given the discrete nature of the balances.

(f) Cash flows from discontinued operations included in the consolidated cash flow statement are as follows:

	2008	2007	2006
	£m	£m	£m

Net cash flows from operating activities	33	424	448
Net cash flows used in investing activities	(240)	(175)	(331)
Net cash flows from financing activities	133	—	—

	(74)	249	117

(g) Earnings per share from discontinued operations are as follows:

	Earnings	EPS	Earnings	EPS	Earnings	EPS
	2008	2008	2007	2007	2006	2006
	£m	pence	£m	pence	£m	pence

Reported	(4)	(0.2)	258	12.4	989	47.7
Restructuring costs	6	0.4	35	1.7	26	1.3
Amortisation and impairment of acquisition intangibles	8	0.5	24	1.1	19	0.9
Non-trading items	(1)	(0.1)	—	—	(17)	(0.8)
Contract termination gain	—	—	(31)	(1.5)	—	—
IAS 39 adjustment	(5)	(0.3)	1	—	5	0.3
Demerger and disposal costs[2]	122	7.5	40	1.9	—	—
Profit on disposal of subsidiaries	—	—	—	—	(631)	(30.5)
Effect of tax on above items[1]	(42)	(2.6)	(4)	(0.1)	15	0.7
Release of disposal tax provisions	—	—	—	—	(51)	(2.5)

Underlying	84	5.2	323	15.5	355	17.1

[1]	Effect of tax on above items includes £29 million charge (2007: £15 million charge, 2006: £nil) relating to certain reorganisations carried out in preparation for the demerger of the Americas Beverages business, and £44 million credit (2007 and 2006: £nil) relating to the recognition of deferred tax assets relating to the reassessment of capital losses and the tax basis of goodwill on the classification of Australia Beverages as an asset held for sale. In 2006, includes £17 million deferred tax credit arising on the intra-group transfer of retained brands.

[2]	Includes £18 million (2007 and 2006: £nil) of finance costs associated with the demerger.
The diluted reported and underlying earnings per share from discontinued operations are set out below:

	2008	2007	2006
	pence	pence	pence

Diluted reported	(0.2)	12.2	47.3
Diluted underlying	5.2	15.3	17.0

Diluted EPS has been calculated based on the reported and underlying earnings amounts above. A reconciliation between the shares used in calculating basic and diluted EPS from discontinued operations is included in Note 13.

(h) The major classes of assets and liabilities comprising the Discontinued Beverages operations are as follows:

	2008	2008
	Australia	Americas
	Beverages at	Beverages at
	31 December	demerger
	2008	7 May 2008
	£m	£m

Assets

Non-current assets
Goodwill and acquisition intangibles	19	2,927
Software intangibles	10	54
Property, plant and equipment	116	459
Investment in associates	—	7
Deferred tax assets	—	116
Trade and other receivables	—	49

	145	3,612

Current assets
Inventories	29	200
Trade and other receivables	93	339
Cash and cash equivalents	—	115

	122	654

Total assets	267	4,266

Liabilities

Current liabilities
Trade and other payables	(97)	(345)
Short term borrowings and overdrafts	—	(910)
Short term provisions	—	(10)

	(97)	(1,265)

Non-current liabilities
Trade and other payables	—	(3)
Retirement benefit obligations	—	(37)
Deferred tax liabilities	—	(754)
Long term provisions	—	(26)
Long term borrowings and obligations under finance leases	—	(1,084)

	—	(1,904)

Total liabilties	(97)	(3,169)

Net assets	170	1,097

In addition, property plant and equipment totalling £3 million were classified as assets held for sale at 31 December 2008.

32. Leasing commitments
(a) Finance leases

			Present value of
	Minimum lease		minimum lease
	payments		payments
	2008	2007	2008	2007
	£m	£m	£m	£m

On leases expiring:
Within one year	1	22	1	21
Between one and five years	1	10	1	7
After five years	—	4	—	4

	2	36	2	32

Less future finance charges	—	(4)

Present value of lease obligations	2	32

Amount due for settlement within 12 months	1	21
Amount due for settlement after 12 months	1	11

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
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Within one year	44	35	40
Between one and five years	140	104	110
After five years	94	98	99

	278	237	249

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Operating lease expenses charged in the income statement	45	53	48

33. Contingent liabilities and financial commitments
(a)	Cadbury Holdings Limited, a subsidiary of the Company, has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group balance sheet at 31 December 2008 being £2,185 million (2007: £3,470 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 31 December 2008 was £1,693 million (2007: £2,017 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the Group’s borrowings of £2,385 million (2007: £3,714 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £18 million (2007: £7 million).

(c)	The Group has given a number of indemnities on certain disposals including the demerger of the Americas Beverages business as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(d)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(e)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.
34. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

		Re-presented	Re-presented
	2008	2007	2006
	£m	£m	£m

Profit from operations
- Continuing operations	388	278	328
- Discontinued operations	173	550	584

	561	828	912
Adjustments for:
Depreciation, amortisation and impairment	244	290	270
Restructuring	71	82	50
Non-trading items	(2)	(2)	(40)
Post-retirement benefits	(3)	5	(1)
Additional funding of past service pensions deficit	(30)	(48)	(67)
Share compensation taken to reserves	31	29	40
IAS 39 adjustment	53	14	4
Other non-cash items	3	14	(7)

Operating cash flows before movements in working capital	928	1,212	1,161
Increase in inventories	(32)	(61)	(2)
(Increase)/decrease in receivables	(40)	77	50
Increase/(decrease) in payables	2	3	(64)

	858	1,231	1,145
Interest paid	(165)	(193)	(214)
Interest received	26	21	28
Demerger financing costs	(53)	—	—
Income taxes paid — excluding disposals	(153)	(235)	(256)
Income taxes paid — disposals	(44)	(12)	(83)

Net cash from operating activities	469	812	620

35. Group companies

Proportion of
			Country of	issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc	(c	)	Great Britain (ii)	20%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%
Meito Adams Company Ltd	(c	)	Japan	50%
Xtrapack Ltd	(c	)	Great Britain (ii)	30%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury UK (an unincorporated partnership operating in Great Britain between Cadbury UK Ltd, Trebor Bassett Ltd and The Old Leo Company Ltd)	(a	)	n/a

Europe:
Cadbury España, SL	(a	)	Spain
Cadbury France	(a	)	France
Cadbury Hellas AE	(a	)	Greece
Cadbury Ireland Ltd	(a	)	Ireland
Cadbury Portugal — Produtos de Conféitaria, Lda	(a	)	Portugal
Cadbury Switzerland Faguet & Co	(a	)	Switzerland
Cadbury Wedel Sp. zo.o.	(a	)	Poland
Dandy A/S	(a	)	Denmark
Dirol Cadbury LLC	(a	)	Russia
Intergum Gida Sanayi ve Ticaret Anonim Sirketi	(a	)	Turkey
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii)	95.36%

Americas:
Cadbury Adams Brasil Industria e Comercio de Produtos Alimenticios Ltda	(a	)	Brazil
Cadbury Adams Canada Inc	(a	)	Canada
Cadbury Adams Distribuidora Mexico, SA de CV	(a	)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a	)	Mexico
Cadbury Adams, SA	(a	)	Venezuela
Cadbury Adams USA LLC	(a	)	US (i)
Cadbury Stani Adams Argentina SA	(a	)	Argentina (ii)
Cadbury Adams Colombia SA	(a	)	Colombia

Other overseas:
Cadbury Adams Thailand	(a	)	Thailand
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Enterprises Pte Ltd	(a	)	Singapore
Cadbury India Ltd	(a	)	India	97.61%
Cadbury Japan Ltd	(a	)	Japan
Cadbury Nigeria plc	(a	)	Nigeria	50.02%
Cadbury Schweppes Pty Ltd	(a)(b	)	Australia
Cadbury South Africa (Pty) Ltd	(a	)	South Africa

Finance and holding companies:
Alreford Limited	(c	)	Ireland
Berkeley Re Limited	(c	)	Ireland
Cadbury Holdings Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance plc	(c	)	Great Britain
Cadbury Netherlands International Holdings B.V.	(c	)	Netherlands (i)
Cadbury Schweppes Investments plc	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i)
CS Confectionery Inc	(c	)	US
Vantas International Ltd*	(c	)	Great Britain

*	Investment directly held by Cadbury plc

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
36. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.
Trading transactions

	Sales of goods			Purchases of goods
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	n/a	55	n/a	n/a	8
EE	n/a	n/a	2	n/a	n/a	10
Meito Adams	7	4	6	41	40	39

	Amounts owed by related parties			Amounts owed to related parties
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m

DPSUBG	n/a	n/a	n/a	n/a	n/a	n/a
EE	n/a	n/a	n/a	n/a	n/a	n/a
Meito Adams	—	1	1	—	3	3

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc — until 2 May 2006
EE — L’Europeenne D’Embouteillage SAS — sold on 2 February 2006
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the CEC. Short term employee benefits expense relating to these individuals was £9 million (2007: £11 million, 2006: £9 million), post retirement benefits expense was £3 million (2007: £2 million, 2006: £2 million), termination benefits expense was £6 million (2007: £2 million, 2006: £nil) and share-based payments expense was £8 million (2007: 8 million, 2006: £10 million).

37. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Average	Closing	Closing	Closing
	2008	2007	2006	2008	2007	2006

US dollar	1.85	2.00	1.85	1.46	1.99	1.96
Canadian dollar	1.96	2.15	2.09	1.78	1.98	2.28
Australian dollar	2.20	2.39	2.44	2.12	2.27	2.49
Euro	1.26	1.46	1.47	1.05	1.36	1.48
South African rand	15.23	14.1	12.5	13.72	13.6	13.8
Mexican peso	20.48	21.8	20.0	20.15	21.7	21.1

The exchange rate for US dollars on the date of demerger of the Americas Beverages business was 1.98.
38. Events after the balance sheet date
On 23 January 2009, the Group obtained committed credit facilities totalling £300 million. This facility expires at the earlier of the disposal of Australia Beverages, capital market debt or equity issuance or 28 February 2010.
On 4 March 2009, the Group issued a £300 million bond that matures in 2014. On issuance of the bond the £300 million committed credit facilities expired.
The Group announced that it had entered into a conditional agreement with Asahi Breweries, Ltd (“Asahi”) on 24 December 2008 to sell the Australia Beverages business and, as a result of this agreement, Australia Beverages was treated as a discontinued operation in the presentation of the results for 2008.
Subsequent to the balance sheet date, on 12 March 2009, the Group entered into a definitive sale and purchase agreement for the sale of the Australia Beverages business to Asahi for a total consideration in cash of approximately £550m (AUD1,185m). The agreement with Asahi is subject to normal closing conditions, which do not include financing or competition authority clearance conditions, and the Group expects that the pre-conditions to closing will have been satisfied by 30 April 2009.
39. Changes and proposed changes to generally accepted accounting principles
An amendment to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”, addresses the classification of some puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
An amendment to IFRS 2, “Share based payment”, clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. This may have an impact on the accounting for SAYE and matching share plans for example. This amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed in December 2008. The Group is currently assessing the impact of this amendment on the Group’s financial position, results of operations and cash flows.
IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently re-measured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in accounting periods beginning on or after 1 July 2009, with earlier application permitted. This revision has not yet been endorsed by the EU. This may impact the Group should the Group make material acquisitions in the future.

IAS 27 (Revised), “Consolidated and separate financial statements”, requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. They will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. This revised standard is effective for accounting periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows.
IAS 1 (Revised), “Presentation of financial statements”, will prohibit the presentation of items of income and expenses (that is, ‘nonowner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised IAS 1 also states that entities making restatements or reclassifications of comparative information will be required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The standard is effective for periods beginning on or after 1 January 2009 and was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the presentation of the Group’s financial position, results of operations and cash flows.
IAS 23 (Revised), “Borrowing costs” requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. It is effective for annual periods beginning on or after 1 January 2009. This standard was endorsed by the EU in December 2008. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. An amendment to IFRS 1, “First time adoption of International Financial Reporting Standards”, and IAS 27, “Consolidated and separate financial statements”, will allow first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removed the definition of the cost method from IAS 27 and replaced it with a requirement to present dividends as income in the separate financial statements of the investor. These changes remove the significant barrier that was stopping many UK subsidiaries from adopting IFRS. The amendment is effective for annual periods beginning on or after 1 January 2009 and was endorsed by the EU in January 2009. The Group does not expect this to have an impact on the financial statements.
An amendment to IAS 39, “Financial Instruments: recognition and measurement”, makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendment is effective for annual periods beginning on or after 1 July 2009 and has not yet been endorsed by the EU. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow.
IFRIC 13, “Customer Loyalty Programmes” clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer should be allocated between the components of the arrangement in proportion to their fair values. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008. The Group does not currently expect this interpretation to have a material impact on its financial position, results or cash flows. This interpretation was endorsed by the EU in December 2008.
IFRIC 15, “Arrangements for the construction of real estate”, provides further guidance over the application of IAS 11 “Construction Contracts”, and IAS 18, “Revenue”, to the construction of real estate. IFRIC 15 is effective for annual periods beginning on or after 1 January 2009. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.
IFRIC 16, “Hedges of a net investment in a foreign operation”, clarifies the application of hedge accounting to a net investment in a foreign operation. IFRIC 16 is effective for annual periods beginning on or after 1 October 2008. The Group does not currently expect this amendment to have a material impact on the financial position, results or cash flow. This interpretation has not yet been endorsed by the EU.

IFRIC 17, “Distributions of non cash assets to owners”, clarifies how an entity should measure distributions of assets, other than cash, when it pays dividends to its owners. The interpretation states that 1) a dividend payable should be recognised when appropriately authorised, 2) it should be measured at the fair value of the net assets to be distributed, and 3) the difference between the fair value of the dividend paid and the carrying amount of the net assets distributed should be recognised in profit or loss. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.
IFRIC 18, “Transfer of assets from customers”, clarifies the accounting for arrangements where an item of property, plant and equipment, which is provided by the customer, is used to provide an ongoing service. The interpretation applies prospectively to transfers of assets from customers received on or after 1 July 2009, although some limited retrospective application is permitted. The Group is currently assessing the impact of this revision on the Group’s financial position, results of operations and cash flows. This interpretation is effective from 1 July 2009 and has not yet been endorsed by the EU.

Exhibit Index

1	Memorandum and Articles of Association amended as of 7 May 2008.

4.1	Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JPMorgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.1 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.2	First Supplemental Indenture dated 29 September 2003 by and between Cadbury Schweppes US Finance LLC, as Issuer, Cadbury Schweppes p.l.c., as Guarantor, Cadbury Schweppes Finance p.l.c. as Subsidiary Guarantor, and JP Morgan Chase Bank, as Trustee incorporated by reference to Exhibit 4.2 on the Form 20-F of the Company for the fiscal year ended 28 December 2003, filed on 6 April 2004.

4.3	Seventh Supplemental Trust Deed dated 24 June 2008, among Cadbury Schweppes Finance p.l.c., Cadbury Schweppes Investments plc, Cadbury Holdings Limited and The Law Debenture Trust Corporation p.l.c.

4.4	Form of Director’s Service Contract incorporated by reference to Exhibit 4.4 on the Form 20-F of the Company for the fiscal year ended 2 January 2005, filed on 12 April 2005.

4.5	Form of Variation dated 30 March 2007 to executive directors’ service contracts with each of HT Stitzer, R J Stack (both contracts dated 1 July 2004) and K G Hanna (contract dated 1 March 2004), incorporated by reference to Exhibit 4.5 on the Form 20-F of the Group for the fiscal year ended 31 December 2007, filed on 10 April 2008.

4.6	Assignment of Agreement dated 15 January 2008 and Letter of Variation dated 29 December 2008 to executive director’s service contract with HT Stitzer.

4.7	Form of Director’s Indemnity for Cadbury plc.

8	List of subsidiary companies

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Deloitte LLP